Form 10-K, Exhibit 13
period 1995-12-31
BAKER MICHAEL CORP
filed 1996-03-28
CIK 9263

                                                        Exhibit 13.1

SELECTED FINANCIAL DATA
-------------------------------------------------------------------------
                                 1995     1994     1993     1992      1991
-------------------------------------------------------------------------
                     (Amounts in thousands, except per share information)

RESULTS OF OPERATIONS
Total contract revenues        $354,728  $437,193  $434,791  $355,820 $204,197
Operating income/(loss)           5,104    (9,097)  (21,805)    8,543    6,899
Net income/(loss)                 2,900    (7,945)  (15,128)    4,403    3,537
Net income/(loss) per share       $0.35    $(0.95)   $(1.82)    $0.67    $0.61
Return on average equity          6.28%    (16.31)%  (25.59)%    8.67%   10.47%


FINANCIAL CONDITION
Total assets                   $117,376  $134,794  $145,805  $130,917  $90,731
Working capital                  25,185    22,391    33,042    42,981   15,325
Long-term debt                      --      3,960     7,670     2,625    4,811
Shareholders' investment         47,631    44,731    52,676    65,536   36,065
Book value per share               5.70      5.35      6.30      8.03     6.09
Year-end closing share price      $5.00     $3.75    $11.00    $14.75   $13.00
Current ratio                      1.36      1.26      1.39      1.75     1.31


CASH FLOW
Cash provided by/(used in) operating activities
                               $15,539    $5,415    $4,758  $(11,324)     $564
Cash used in investing activities
                               (2,294)   (5,436)  (11,232)    (4,876)  (3,812)
Cash (used in)/provided by financing activities
                               (2,547)   (1,477)     5,105    22,158     1,399
Net increase/(decrease) in cash and cash equivalents
                               $10,698  $(1,498)  $(1,369)    $5,958  $(1,849)


BACKLOG
Funded                       $299,900  $283,300  $357,600   $296,800  $313,800
Total                        $507,800  $468,300  $587,600   $469,600  $473,200


SHARE INFORMATION
Year-end shares                 8,364    8,364      8,364      8,161     5,926
Average shares outstanding      8,368    8,364      8,304      6,561     5,846

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
---------------------------------------------------------------------------

---------------------------------------------------------------------------
RESULTS OF OPERATIONS
---------------------------------------------------------------------------

The Company returned to profitability for the year ended December 31, 1995, after two years of net losses. The overriding reasons for this improvement stemmed from the Company's contract-related writedowns in 1993 and 1994 and its significant reduction of general and administrative expenses during 1995. For the years ended December 31, 1994 and 1993, pre-tax charges related to contractual difficulties and overhead reductions were recorded in the amounts of $10 million and $28 million, respectively.

Total Contract Revenues
---------------------------------------------------------------------------
Total contract revenues decreased to $355 million in 1995 from $437 million in 1994. The most significant component, totaling $70 million, of this overall decrease occurred in the Buildings unit primarily due to greater bidding selectivity in its construction division, as well as from the substantial completion of Baker Support Services' military housing renovation business during 1994. While the Buildings unit added the same volume of new construction work in 1995 and 1994, most of its new work added in 1995 was contracted during the second half of the year and did not significantly enhance its 1995 revenues. Another $7 million decrease resulted in the Energy unit from Baker/MO having terminated certain lower margin and loss contracts during the year.

For 1994, total contract revenues increased from $435 million in 1993. Inherent in this slight overall rise are increases of $23 million in the Buildings unit and $6 million in the Civil unit, and a decrease of $27 million in the Energy unit. A few new general construction contracts awarded during 1994 accounted for the increase in the Buildings unit, while the Civil unit benefitted from increases resulting from new work in both of its divisions. Within the Energy unit, revenues for Baker/MO decreased by $30 million due to an $11 million reduction related to a single contract in Abu Dhabi, United Arab Emirates that was completed in 1994, as well as the effect of having lost two of its major customers.

Gross Profit
---------------------------------------------------------------------------
The Company's gross profit increased to $39.6 million in 1995 from $32.8 million in 1994. Gross profit expressed as a percentage of total contract revenues climbed from 7.5% in 1994 to 11.2% in 1995. With the exception of the Civil unit, each of the Company's business units reported improvements in its gross profits as a percentage of total contract revenues for the year. Despite lower 1995 volumes in the Buildings and Energy units, these units provided the most significant percentage improvements. Specifically, the 1995 improvement of $5.5 million in the Energy unit resulted primarily from a combination of 1994 contract-related charges totaling $4.1 million at Baker/MO and improved 1995 margins related to the aforementioned termination of certain Baker/MO contracts during the year. In the Buildings unit, the $2.9 million improvement was effected by the combination of a favorable 1995 contract settlement, and 1994 writedowns on certain construction contracts. The percentage decline in the Civil unit resulted primarily from 1995 charges taken on a significant operations and maintenance contract.

The 1994 gross profit represented an improvement from $22.7 million in 1993. Expressed as a percentage of total contract revenues, gross profit for 1994 increased from 5.2% in 1993. This overall increase resulted primarily from an increase of $15.5 million in the Buildings unit, despite a decrease of $5.4 million in the Energy unit. The improvement in the Buildings unit resulted principally from 1993 charges totaling $18.1 million related to the completion of several military housing renovation projects. Refinements of contract estimates related to these projects were made in 1994, thereby improving this unit's 1994 gross profit by $1.6 million. Also within the Buildings unit, the remaining decrease in gross profit for its construction division was the result of an inability to attract profitable new work and the 1994 contract writedowns mentioned above. The decrease in the Energy unit resulted from a combination of the 1994 Baker/MO contract-related charges totaling $4.1 million, depressed conditions in Baker/MO's markets during 1994, and the loss of two of its major customers.

General and Administrative Expenses
---------------------------------------------------------------------------
General and administrative ("G&A") expenses decreased to $34.5 million in 1995 from $41.9 million in 1994. While the 1994 amount included restructuring charges totaling $1.1 million, the remainder of the overall decrease is attributable to the cost reduction programs at Baker/MO and in the construction divisions of the Company's Buildings and Transportation business units. These cost reductions were effected during 1994 and early 1995 to better align each of the divisions with its expected revenues, and resulted in cost reductions totaling approximately $5.6 million in 1995.

G&A expenses decreased in 1994 from $44.5 million in 1993. Significant items included in the 1993 amount were costs associated with discontinuing certain operations and writing down certain noncurrent assets totaling $4.5 million. After excluding these significant items and the previously mentioned $1.1 million for 1994, G&A expenses increased on an overall basis by $800,000 due to higher costs associated with executive management changes effected in late 1993 and 1994, and the first full year's effect of having added an internal audit department in late 1993.

Other Income and Expense
---------------------------------------------------------------------------
Despite higher interest rates on borrowings during 1995, interest expense decreased by $396,000 to $336,000 for the year as a result of the Company's repayment of all working capital borrowings under its revolving credit agreement in September 1995. Interest income increased by $141,000 to $221,000 in 1995, again due to the Company's repayment of its borrowings and its subsequent investment of cash generated from operations.

Interest expense rose by $368,000 to $732,000 during 1994 as a result of increased working capital borrowings under the Company's revolving credit agreement and interest rate increases over the course of the year. Other income increased by $608,000 to $204,000 in 1994 due partly to 1994 income generated from a real estate investment and because the 1993 expense amount included a charge of $300,000 related to the writedown of certain property to its fair market value.

Income Taxes
----------------------------------------------------------------------------
The provision for/(benefit from)income taxes resulted in an effective tax rate of 43% in 1995, (17)% in 1994, and (32)% in 1993. The difference between these percentages and the 34% statutory U.S. federal rate is attributable primarily to state and foreign income taxes and the nondeductibility of certain normal business expenses. The 1995 provision rate was impacted both by the Company returning to profitability for the year, and by the realization of a $600,000 tax benefit from a Baker Support joint venture. The 1994 benefit rate decreased from 1993 due to a reduction of foreign tax benefits. Another difference in the rates relates to certain states having established limitations on the amount of net operating losses that may be carried forward to benefit future years. Furthermore, certain states do not allow taxable losses generated by subsidiaries to be offset by taxable income generated by other subsidiaries within the Company's consolidated group.

The Company has recorded a net deferred tax asset of $4.0 million at December 31, 1995. As discussed further in Note 9 to the consolidated financial statements, management believes that the Company will have sufficient future taxable income to make it more likely than not that the net deferred tax asset will be realized.

New Accounting Pronouncement
---------------------------------------------------------------------------
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). Under this standard, the Company may either continue to account for stock options granted as it currently does under the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," or it may use the fair value based method prescribed by SFAS 123. The Company plans to continue using the intrinsic value method, but will adopt the disclosure requirements of SFAS 123 effective January 1, 1996.

-------------------------------------------------------------------------
CONTRACT BACKLOG
-------------------------------------------------------------------------
The Company's funded backlog, which consists of that portion of work represented by signed contracts and for which the procuring agency has appropriated and allocated the funds to pay for the work, was $300 million at December 31, 1995, an increase from $283 million at the end of 1994. The overall 1995 increase resulted primarily from an increase in the Company's Buildings business unit of $27 million, despite relatively minor decreases in certain other units. Significant new contracts added to the Company's funded backlog in 1995, all of which relate to the Buildings unit, were a contract totaling $55 million to construct an airport terminal in Buffalo, New York, and a $26 million contract to provide construction management services for a convention center in Orlando, Florida.

Total backlog, which incrementally includes that portion of contract value for which options are still to be exercised (unfunded backlog), was $508 million at the end of 1995 versus $468 million at the end of 1994. The overall increase in unfunded backlog resulted from increases in the Civil unit of $63 million, despite a $29 million decrease in the Buildings unit. The increase in the Civil unit is predominantly the result of a five-year, $50 million contract extension to continue providing engineering services for the Federal Emergency Management Agency (FEMA) and a ten-year, $36 million contract to provide operation and maintenance services at a military base. The decrease in the Buildings unit is the consequence of transfers from unfunded to funded backlog for engineering projects during the year.

----------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES
----------------------------------------------------------------------------
Net cash provided by operating activities improved significantly to $15.5 million in 1995, compared to $5.4 million in 1994 and $4.8 million in 1993. The 1995 improvement resulted primarily from the Company achieving net income totaling $2.9 million for 1995 versus 1994's net loss of $7.9 million. The primary sources of the 1994 cash generated by operating activities were a decrease of $8.4 million in contract-related assets and a reduction in the net loss from 1993.

Net cash used in investing activities was $2.3 million in 1995, compared to $5.4 million in 1994 and $11.2 million in 1993. The purchase of Baker/OTS accounted for $5.5 million of the 1993 uses, while purchases of property, plant and equipment made up the remainder for 1993 and represented all of the 1994 and 1995 uses. During 1994, non-recurring capital expenditures totaling $1.0 million related to the completion of renovations to the Company's office building in Beaver, Pennsylvania, were incurred. The remainder of the 1995 reduction reflects management's concerted effort to more closely monitor capital expenditures and the effect of the Company having entered into a leasing arrangement for the majority of computer equipment during 1995.

Net cash used in financing activities was $2.5 million in 1995, compared to $1.5 million in 1994 and cash provided of $5.1 million in 1993. During 1995, the Company totally repaid its borrowings under its revolving credit facility and subsequently remained invested at year end. All 1994 and 1995 cash uses resulted from repayments of long-term debt and borrowings on the revolving credit facility, while the Company was a net borrower on its revolving credit facility in 1993. During 1993, the Company also benefitted from having sold its remaining treasury stock to the ESOP.

Working capital increased to $25.2 million at December 31, 1995 from $22.4 million at December 31, 1994. Current ratios were 1.36:1 at the end of 1995 and 1.26:1 at the end of 1994. These increases are principally due to the Company having short-term investments of $12.9 million at December 31, 1995, versus being $2.0 million borrowed at December 31, 1994.

In March 1996, the Company entered into an amended secured credit agreement with Mellon Bank, N.A. Under its terms, the agreement provides for a commitment of $25.0 million, which covers loans and letters of credit, through May 31, 1998. As of December 31, 1995, no borrowings were outstanding; however, letters of credit totaling $6.7 million were outstanding under the agreement. Management believes that the credit agreement will be adequate to meet its borrowing and letter of credit requirements through May 31, 1998.

The Company is required to provide bid and performance bonding on certain construction contracts, and has a $350 million bonding line available through Aetna Casualty and Surety Company of America. Management believes that its bonding line will be sufficient to meet its bid and performance needs for the foreseeable future.

A significant portion of the Company's cash flow is dependent upon appropriations of public funds and financial terms under long-term contracts. The Company's short and long-term liquidity will be affected by the improved but still narrow margins on construction work in backlog, and its ability to sustain profitable operations and to control costs during periods of lower volumes. Additional external factors such as price fluctuations in the energy industry and the effects of interest rates on private construction projects could affect the Company. At this time, management believes that its funds generated from operations, its existing credit facility and its longer-term borrowing capabilities will be sufficient to meet its operating requirements for the foreseeable future.

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------
                                             As of December 31,
                                            1995           1994
ASSETS
--------------------------------------------------------------------------
                                               (In thousands)
CURRENT ASSETS
  Cash                                    $14,303       $  3,605
  Trade receivables                        53,708         69,618
  Cost of contracts in progress,
    plus estimated earnings recorded,
    less billings thereon                  19,104         24,246
  Prepaid expenses and other                7,816         10,670
--------------------------------------------------------------------------
     Total current assets                  94,931        108,139
--------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, NET         12,558         14,970
--------------------------------------------------------------------------
OTHER ASSETS
  Goodwill, net of accumulated amortization
    of $1,649,000 and $1,359,000 in
    1995 and 1994, respectively             4,667          4,958
  Other intangible assets, net of
    accumulated amortization of
    $1,625,000 and $3,100,000
    in 1995 and 1994, respectively          2,467          3,013
  Other assets                              2,753          3,714
--------------------------------------------------------------------------
     Total other assets                     9,887         11,685
--------------------------------------------------------------------------
     TOTAL ASSETS                        $117,376       $134,794
--------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
-------------------------------------------------------------------------
                                            As of December 31,
                                           1995           1994
LIABILITIES AND SHAREHOLDERS' INVESTMENT
--------------------------------------------------------------------------
                                         (In thousands)
CURRENT LIABILITIES
  Current portion of long-term debt        $ 1,204     $  2,539
  Accounts payable                          30,879       42,876
  Accrued employee compensation              5,703        4,224
  Accrued insurance                          6,204        8,167
  Other accrued expenses                    15,261       19,304
  Excess of billings on contracts in
    progress over cost and estimated
    earnings recorded thereon               10,494        8,638
-------------------------------------------------------------------------
     Total current liabilities              69,745       85,748
-------------------------------------------------------------------------
OTHER LIABILITIES
  Long-term debt                            --            3,960
  Other                                     --              355
-------------------------------------------------------------------------
     Total liabilities                      69,745       90,063
-------------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT
  Common Stock, par value $1, authorized
    44,000,000 shares, issued
    7,011,302 and 7,001,435 shares,
    in 1995 and 1994, respectively           7,012        7,002
  Series B Common Stock, par value $1,
    authorized 6,000,000 shares issued
    1,352,250 and 1,362,117 shares in
    1995 and 1994, respectively              1,352        1,362
  Paid-in surplus                           36,534       36,534
  Retained earnings/(accumulated
    deficit)                                 2,733         (167)
--------------------------------------------------------------------------
     Total shareholders' investment         47,631       44,731
--------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS'
       INVESTMENT                         $117,376     $134,794
--------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF INCOME
-----------------------------------------------------------------------------
                                       For the years ended December 31,
                                       1995          1994          1993
-----------------------------------------------------------------------------
                           (In thousands, except per share amounts)
Total contract revenues            $354,728      $437,193       $434,791

Cost of work performed              315,155       404,439        412,090
----------------------------------------------------------------------------
  Gross profit                       39,573        32,754         22,701

General and administrative expenses  34,469        41,851         44,506
----------------------------------------------------------------------------
  Income/(loss)from operations        5,104        (9,097)       (21,805)

Other income (expense):
     Interest expense                 (336)         (732)          (364)
     Interest income                    221            80            100
     Other, net                          91           204           (404)
----------------------------------------------------------------------------
  Income/(loss) before income
     taxes                            5,080        (9,545)       (22,473)
----------------------------------------------------------------------------
Prov. for/(bene. from)income taxes    2,180        (1,600)        (7,191)
---------------------------------------------------------------------------
  Income/(loss) before cumulative effect of change in
   accounting principle               2,900        (7,945)       (15,282)

Cumulative effect on prior years of change in accounting
   for income taxes                    ---            ---            154
---------------------------------------------------------------------------
  Net income/(loss)                  $2,900       $(7,945)      $(15,128)
---------------------------------------------------------------------------
  Net income/(loss) per share         $0.35        $(0.95)        $(1.82)
---------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------
                                   For the years ended December 31,
                                    1995             1994           1993
--------------------------------------------------------------------------
                                     (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income/(loss)                     $2,900         $(7,945)      $(15,128)
 Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
   Depreciation and amortization        5,049           5,279          5,491
   Deferred income taxes                  460          (1,765)        (7,027)
   Writedown of noncurrent assets         ---             ---          1,511
   Changes in assets and liabilities:
    Decrease/(increase) in receivables, contracts in
     progress and adv. billings        22,909           8,406        (12,430)
    Decr./(incr.) in other net assets   3,847          (1,007)         7,225
    (Decrease)/increase in accounts payable
      and accrued expenses            (19,626)          2,447         25,116
      -----------------------------------------------------------------------
       Total adjustments               12,639          13,360         19,886
    -------------------------------------------------------------------------
      Net cash provided by
        operating activities           15,539           5,415          4,758
    -------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Add. to property, plant and equip.   (2,294)         (5,436)        (5,685)
  Pymnts for acquisitionss, net of
    cash acquired                         ---             ---         (5,547)
    -------------------------------------------------------------------------
      Net cash used in investing
       activities                      (2,294)         (5,436)       (11,232)
   -------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  (Repayments of)/proceeds from
    revolving credit loans             (2,035)           (965)         3,000
  Repayments of other long-term debt     (512)           (512)          (477)
  Proceeds from sale of stock to ESOP     ---             ---          2,582
   -------------------------------------------------------------------------
      Net cash (used in)/provided by
       financing activities            (2,547)         (1,477)         5,105
   -------------------------------------------------------------------------

Net increase/(decrease) in cash        10,698          (1,498)        (1,369)

Cash at beginning of year               3,605           5,103          6,472
   -------------------------------------------------------------------------

CASH AT END OF YEAR                   $14,303          $3,605         $5,103
  -------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Data
   Interest paid                         $537            $690           $467
   Income taxes paid                   $1,671          $3,184           $643
  --------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES-ACQUISITION OF BUSINESSES
     Fair value of assets acquired     $---            $---          $10,470
     Cash paid                          ---             ---           (7,810)
     Liabilities assumed                ---             ---            2,660
  -------------------------------------------------------------------------
The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
----------------------------------------------------------------------------
                                     Series B
                            Common    Common
                            Stock     Stock
                           Par Value  Par Value
                              $1          $1
                           (1 vote)  (10 votes) Treasury    Paid-in  Retained
(In thousands)            per share  per share Shs  Amt     Surplus  Earnings
----------------------------------------------------------------------------
Balance, Jan. 3, 1993       $6,988   $1,376     203   $295    $34,561  $22,906
    Net loss                   ---      ---     ---    ---        ---  (15,128)
    Series B Common Stock
        conversions to regular
        Common Stock             5       (5)    ---    ---        ---      ---
    Series B Common Stock
        sold to ESOP           ---      ---    (203)  (295)     1,973      ---
----------------------------------------------------------------------------
Balance, Dec. 31, 1993       6,993    1,371     ---    ---     36,534    7,778
    Net loss                   ---      ---     ---    ---        ---   (7,945)
    Series B Common Stock
        conversions to regular
        Common Stock             9       (9)    ---    ---        ---      ---
-----------------------------------------------------------------------------
Balance, Dec. 31, 1994       7,002    1,362     ---    ---     36,534     (167)
    Net income                ---       ---     ---    ---        ---    2,900
    Series B Common Stock
        conversions to regular
        Common Stock            10      (10)    ---    ---        ---      ---
-----------------------------------------------------------------------------
Balance, Dec. 31, 1995      $7,012   $1,352     ---   $---    $36,534   $2,733
=============================================================================

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------------------------------

Principles of Consolidation
----------------------------------------------------------------------------
The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Accounting for Contracts
---------------------------------------------------------------
Total contract revenues have been recorded on the percentage-of-completion method of accounting for the engineering and construction contracts in the Buildings, Civil, Environmental and Transportation Units. Contract revenues attributable to claims are recognized when realization is probable and the amounts can be reliably estimated. Earnings on fixed-price contracts are determined by multiplying the total estimated gross profit for the contracts by the percentage of physical completion to date (which approximates costs incurred to date in relation to total estimated costs), less earnings recognized in prior periods. Earnings under cost reimbursement contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date compare to total estimated costs. As work is performed under long-term contracts, estimates of the costs are reviewed and, when necessary, revised on a current basis. Contract costs include costs of subcontracts, direct labor, supplies and overhead. Estimated losses on contracts in progress, if significant, are recorded as they are identified.

Total contract revenues for the operations and maintenance contracts within the Civil and Energy Units are primarily recognized as costs are incurred and related services are provided. The Civil Unit's government contracts are typically binding on the Company for a multi-year period and are renewable at the option of the respective government agency. Modifications to contract terms that result in retroactive adjustments to contract revenues are recognized when realization is probable.

Accounting for Joint Ventures
---------------------------------------------------------------
The Company records its interest in all majority-owned joint ventures based on the equity method of accounting for investments, in the accompanying Consolidated Balance Sheet. The Company's proportionate share of majority-owned joint venture revenue and cost of contracts is included in the accompanying Consolidated Statement of Income. The Company's investment in joint ventures for which the related projects are expected to be completed within one year is shown as other current assets in the accompanying Consolidated Balance Sheet.


Use of Estimates
--------------------------------------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of applying percentage-of-completion accounting for contracts.

Income Taxes
---------------------------------------------------------------
In the first quarter in 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes."
The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method (prescribed by Accounting Principles Board Opinion No. 11) to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. As a result of adopting SFAS 109, the Company recognized a cumulative benefit from the change in accounting principle of $154,000 in the first quarter of 1993, or $0.02 per share for the year ended December 31, 1993.

Depreciation and Amortization
---------------------------------------------------------------
Depreciation on property, plant and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of the assets which range from three to 31 years. Amortization of intangible assets is provided primarily on a straight-line basis over the estimated useful lives of the assets, which range from five to 10 years. Upon disposal of property items, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items and any resulting gain or loss is reflected in income.

Goodwill
---------------------------------------------------------------
Goodwill, which represents the excess of cost over net assets of acquired companies, is being amortized on the straight-line basis over periods ranging from 15 to 40 years.

Earnings Per Common Share
---------------------------------------------------------------
Per share computations are based upon a weighted average of 8,368,206, 8,363,552, and 8,303,668 shares in 1995, 1994, and 1993, respectively. Stock options are included as share equivalents in the computation of weighted average shares outstanding using the treasury stock method.

The Company's 1995 Stock Incentive Plan, which was approved at the annual meeting of shareholders on May 24, 1995, had no significant impact on earnings per share for the year ended December 31, 1995.

---------------------------------------------------------------
2. CONTRACTS
---------------------------------------------------------------

The total cost of contracts in progress (used to determine cost of work performed) plus accumulated gross profit recorded was $624,971,000 and $885,827,000 at December 31, 1995 and 1994, respectively. Billings to date on contracts in progress at December 31, 1995 and 1994 were $616,361,000 and $870,219,000, respectively.

Trade accounts receivable totaling $7,384,000 and $16,120,000 at December 31, 1995 and 1994, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, the majority of the retention balance at December 31, 1995 is expected to be collected in 1996.

As of December 31, 1995 and 1994, the Company had an allowance for doubtful accounts of $1,357,000 and $667,000, respectively.

As of December 31, 1995 and 1994, accounts payable included amounts due to subcontractors of $4,553,000 and $10,533,000, respectively, which have been retained under contractual terms pending the completion and acceptance of the work performed by the subcontractors.

Certain subsidiaries of the Company participate in joint ventures that are typically formed to accomplish a specific project and then dissolved upon completion of the project. The number of joint ventures in which the Company participates and the size, scope and duration of the projects vary between periods. The Company's equity investment in these joint ventures was $1,891,000 and $1,397,000 at December 31, 1995 and 1994, respectively.

Consistent with industry practice, within each of the Company's operating units, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net underbillings reflected in the accompanying Consolidated Balance Sheet is dependent upon federal and state government appropriations.

---------------------------------------------------------------
3. ACQUISITION
---------------------------------------------------------------

On March 3, 1993, the Company, through a newly formed Delaware subsidiary, Baker/OTS Inc., acquired all of the outstanding shares of capital stock of the Overseas Technical Services companies ("OTS") from their shareholders. The purchase price for the shares of OTS was $5,270,000. The Company also paid $2,000,000 as consideration to the sellers for entering into certain noncompetition covenants and paid $1,000,000 in 1995 as a result of OTS attaining a specified performance level.

The acquisition of OTS has been accounted for as a purchase. Accordingly, the operating results for OTS have been included in the Consolidated Statement of Income since March 3, 1993. As required under the purchase method of accounting, the acquisition costs have been allocated to the net assets acquired based upon the fair market value to the Company as of the date of acquisition. The excess of acquisition costs over fair market value is being amortized over 15 years. The principal components of net noncurrent assets acquired and their approximate values were intangible assets of $4,072,000, and property, plant and equipment of $169,000.

The operating results on a pro forma basis for fiscal 1993 are not presented as they are not materially different from the Company's actual results.

---------------------------------------------------------------
4. BUSINESS SEGMENT INFORMATION
---------------------------------------------------------------

Effective January 1, 1995, the Company reorganized from its former three operating groups into the following five market-focused business units:
Buildings, Civil, Energy, Environmental and Transportation. The following tables reflect the revenues and income/(loss) from operations for the five business units (in millions):

                                1995      1994      1993
---------------------------------------------------------------
Total contract revenues from:
    Buildings Unit             $116.3    $186.2    $162.7
    Civil Unit                   73.9      78.2      72.0
    Energy Unit                  37.0      45.5      72.3
    Environmental Unit           27.7      30.2      34.4
    Transportation Unit          99.8      97.1      93.4
---------------------------------------------------------------
             Total             $354.7    $437.2    $434.8
===============================================================

                                1995      1994      1993
---------------------------------------------------------------
Income/(loss)from operations from:
    Buildings Unit               $1.8     $(5.4)   $(22.0)
    Civil Unit                   (0.6)      4.8       4.5
    Energy Unit                   0.8      (7.7)     (3.4)
    Environmental Unit            1.9       1.0       0.0
    Transportation Unit           1.2      (1.8)     (0.9)
---------------------------------------------------------------
             Total               $5.1     $(9.1)   $(21.8)
===============================================================

The following represents identifiable assets (both tangible and intangible) that are associated with the operations of each business unit (in millions):


                                         1995      1994
---------------------------------------------------------------
Identifiable assets from:
    Buildings Unit                        $33.1     $42.8
    Civil Unit                             22.5      29.4
    Energy Unit                            14.2      16.6
    Environmental Unit                      6.1       9.0
    Transportation Unit                    27.1      32.9
    Corporate                              14.4       4.1
---------------------------------------------------------------
             Total                       $117.4    $134.8
===============================================================

Based on total contract revenues, the principal markets for the Company's services are as follows:

                                1995      1994      1993
---------------------------------------------------------------
United States government         32.5%    24.7%     23.3%
Various state governmental
 and quasi-governmental
 agencies                        44.4%    35.6%     36.6%
Commercial, industrial and
 private clients                 23.1%    39.7%     40.1%
===============================================================

The Company's business is substantially conducted in the domestic marketplace. No individual contract accounted for more than 10% of the Company's total contract revenues in 1995, 1994, or 1993; however, several contracts with the State of Illinois provided 10.5% and 13.5% of the Company's total contract revenues in 1995 and 1994, respectively. Several contracts with the U.S. Department of Navy provided 10.9%, 12.1%, and 10.9% of the Company's 1995, 1994 and 1993 total contract revenues, respectively.

---------------------------------------------------------------
5. PROPERTY, PLANT AND EQUIPMENT
---------------------------------------------------------------

Property, plant and equipment consists of the following (in thousands):

                                 1995        1994
                              -------     -------
Land                          $   693     $   693
Buildings and improvements      5,952       5,790
Equipment and vehicles         28,202      27,619
----------------------------------------------------
    Total, at cost             34,847      34,102

Less-Accumulated depreciation  22,289      19,132
----------------------------------------------------
    Net property, plant and
      equipment               $12,558     $14,970
====================================================

---------------------------------------------------------------
6. LONG-TERM DEBT AND BORROWING ARRANGEMENTS
---------------------------------------------------------------

In March 1996, the Company entered into an amended secured credit agreement (the "Agreement") with Mellon Bank, N.A. (the "Bank"). Under its terms, the Agreement provides for a commitment of $25 million through May 31, 1998. Under the Agreement, the commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit.

As of December 31, 1995, no borrowings were outstanding; however, letters of credit totaling $6,669,000 were outstanding under the Agreement.

The Agreement provides for the Company to borrow at 1/4% over the Bank's prime interest rate or at other indexed rates that may be lower, and for the Company to meet certain cash flow, leverage, interest coverage and tangible net worth requirements. The Agreement also limits the Company's capital expenditures and the declaration or payment of dividends to the Company's shareholders, and is secured by substantially all of the Company's assets, excluding the accounts receivable for certain bonded construction projects.

For 1995, the Company paid the Bank commitment fees of 1/2% per year based on the unused portion of the commitment; this fee arrangement remains in effect under the Agreement. The maximum amount of borrowings outstanding under the Agreement during 1995 was $9,932,000. For 1995, the average daily balance outstanding when the Company was in a net borrowing position was $4,249,000 at a weighted average rate of 9.1%. For the period during 1994 in which the Company was in a net borrowing position, the average daily balance outstanding was $9,293,000 at a weighted average rate of 6.5%. The proceeds of the loans under the Agreement were used for various working capital requirements.

Amounts included in the current portion of long-term debt in the accompanying Consolidated Balance Sheet represent amounts due to former owners of acquired assets and subsidiaries.

---------------------------------------------------------------
7. CAPITAL STOCK
---------------------------------------------------------------
During 1993, the Company sold 202,601 treasury shares of Series B Common Stock to the Michael Baker Corporation Employee Stock Ownership Plan at market prices ranging from $9.29 to $14.20 per share. Total proceeds to the Company for these sales were $2,252,000.

The Company's Articles of Incorporation authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 1995, there were no shares of such Preferred Stock outstanding.

---------------------------------------------------------------
8. LEASE COMMITMENTS
---------------------------------------------------------------
Rent expense under noncancelable leases was $8,388,000 in 1995, $8,111,000 in 1994 and $8,651,000 in 1993.

Minimum annual rentals payable under noncancelable leases in each of the five years after December 31, 1995 are $8,441,000, $7,050,000, $5,048,000,
$4,131,000 and $3,873,000, respectively. These noncancelable leases relate to office space, computer equipment, office equipment and vehicles with lease terms ranging from one to 10 years.

---------------------------------------------------------------
9. INCOME TAXES
---------------------------------------------------------------
The provision for/(benefit from) income taxes consisted of the following (in thousands):

                                1995      1994      1993
---------------------------------------------------------------
Current income taxes:
   Federal                     $ --     $(808)    $(1,431)
   State                        837        80         466
   Foreign                      883       893         801
---------------------------------------------------------------
      Total current
        income taxes          1,720       165        (164)
---------------------------------------------------------------

Deferred income taxes:
   Federal                      994     (2,190)    (7,027)
   State                       (534)       425         --
---------------------------------------------------------------
      Total deferred
        income taxes            460     (1,765)    (7,027)
---------------------------------------------------------------
      Total provision for/(benefit
         from)income taxes   $2,180    $(1,600)   $(7,191)
===============================================================

The following is a reconciliation of income taxes at the federal statutory rate to income taxes recorded by the Company (in thousands):

                                 1995     1994      1993
---------------------------------------------------------------
Computed income taxes at
  U.S. federal statutory rate   $1,727   $(3,245)  $(7,641)
Loss of foreign tax credits         --       629        --
Foreign taxes, net of federal
  income tax benefit               583       377        --
State income taxes, net of
  federal income tax benefit       153       333       466
Nondeductible charges              246       179       (91)
Realization of tax benefit        (600)       --        --
Other, net                          71       127        75
---------------------------------------------------------------
 Total provision for/(benefit
   from) income taxes           $2,180   $(1,600)  $(7,191)
===============================================================

The domestic and foreign components of income/(loss) before income taxes are as follows (in thousands):

                                1995      1994      1993
---------------------------------------------------------------
Domestic                      $2,816    $(12,120)  $(26,228)
Foreign                        2,264       2,575      3,755
---------------------------------------------------------------
   Total                      $5,080     $(9,545)  $(22,473)
===============================================================

The components of the Company's deferred income tax assets and liabilities at December 31, 1995 and 1994 are as follows (in thousands):

                                          1995      1994
---------------------------------------------------------------
Deferred income tax assets:
 Deductible temporary differences
   Provision for expenses and losses     $ 4,540    $ 6,485
   Contract overbillings                   1,326      1,661
   Federal tax operating
     loss carryforward                     1,476      1,363
   Accrued vacation pay                    1,134        970
   Fixed and intangible assets               517        602
   Other                                   1,721      1,331
---------------------------------------------------------------
   Total deferred income tax assets       10,714     12,412
---------------------------------------------------------------
Deferred income tax liabilities:
   Contract underbillings                 (6,689)    (7,647)
   State income tax, net                      --       (280)
---------------------------------------------------------------
   Total deferred income tax
    liabilities                           (6,689)     (7,927)
---------------------------------------------------------------
   Net deferred tax asset                $ 4,025     $ 4,485
===============================================================

The Company believes that it will have sufficient future taxable income to make it more likely than not that the net deferred tax asset at December 31, 1995 will be realized. In making this assessment, management has considered the Company's historic operating performance and taxable income generated by its core engineering business, and further believes that its taxable losses generated in 1993 and 1994 were abnormal.

As of December 31, 1995, the Company had a U.S. net operating loss carryforward of $4,341,000. This carryforward expires in the year 2010.

The Company's U.S. income tax returns have been examined by the Internal Revenue Service through 1991. Management believes that adequate provisions have been made for income taxes at December 31, 1995.

---------------------------------------------------------------
10. CONTINGENCIES
---------------------------------------------------------------
The Company is self-insured for its primary layer of professional liability insurance through a wholly-owned captive insurance subsidiary. The secondary layer of the professional liability insurance continues to be provided, consistent with industry practice, under a "claims-made" insurance policy placed with an independent insurance company. (Under claims-made policies, coverage must be in effect when a claim is made.) This insurance is subject to standard exclusions.

The Company is self-insured up to certain limits with respect to its workers' compensation and general liability exposures. Provisions for losses expected for these exposures are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry. Insurance coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract.

The Company has been named as a defendant or co-defendant in legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to the Company's business. After consultations with counsel, management believes that the Company has recognized adequate provisions for these proceedings and their ultimate resolutions will not have a material adverse effect on the consolidated financial position or annual results of operations of the Company.

The only significant proceeding relates to a lawsuit brought in 1987 in the Supreme Court of the State of New York, Bronx County, by the Dormitory Authority of the State of New York against a number of parties, including the Company and one of its wholly-owned subsidiaries, that asserts breach of contract and alleges damages of $13,000,000. The Company, which was not a party to the contract underlying the lawsuit, contends that there is no jurisdiction with respect to the Company and that it cannot be held liable for any conduct of the subsidiary. Both the Company and the subsidiary are contesting liability issues and have filed cross-claims and third-party claims against other entities involved in the project.

At December 31, 1995, certain subcontractors performing work on uncompleted Company and joint venture construction contracts and certain contractors on construction management projects had not been required to furnish performance bonds. In the opinion of management, provision has been made for all costs that will be incurred as a result of such contractors not performing in accordance with their agreements.

---------------------------------------------------------------
11. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
---------------------------------------------------------------
The Company maintains a defined contribution retirement program through an Employee Stock Ownership Plan ("ESOP"), in which substantially all employees are eligible to participate. In addition to providing a vehicle for investment in Company stock, the ESOP offers participants several other investment options. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches 100% of the first 5% of salary contributed by an employee. The Company's matching contributions are invested in Michael Baker Corporation Common Stock. Such contributions under this program amounted to $2,912,000, $2,925,000, and $2,862,000 in 1995, 1994, and 1993, respectively.

As of December 31, 1995, the market value of all ESOP investments was approximately $40,679,000, of which 43% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 41% of the shares and 71% of the voting power for the outstanding Common Stock and Series B Common Stock of the Company at the end of 1995.

---------------------------------------------------------------
12. STOCK OPTION PLANS
---------------------------------------------------------------
Effective January 1, 1995, the Michael Baker Corporation 1995 Stock Incentive Plan (the "Plan") was formed to motivate and reward key employees who make significant contributions toward enhancing the Company's success. Under the Plan, options are granted to participants annually, provided that the Company has attained certain minimum prior year performance goals set at the beginning of the prior year. On the date of grant, one-fourth of the options granted become vested, and the remaining three-fourths vest in annual one-fourth increments. Vested options remain exercisable for a period of ten years from the grant date. The Company's Board of Directors has authorized 500,000 shares of Common Stock for issuance upon the exercise of options granted under the Plan.

The following table summarizes the options outstanding during 1995, all of which have an exercise price of $5.00 per share:

---------------------------------------------------------------
Granted on and outstanding at January 1      176,894
Forfeited                                   (25,106)
Exercised or expired                               0
---------------------------------------------------------------
Outstanding at December 31                   151,788
---------------------------------------------------------------
Exercisable at December 31                    44,224
===============================================================

On February 27, 1996, the Company's Board of Directors approved the 1996 Nonemployee Directors Stock Incentive Plan (the "Directors Plan"). The Directors Plan will become effective upon its approval by the Company's shareholders at the 1996 Annual Meeting, which is scheduled to be held on May 13, 1996. The Board of Directors has reserved 150,000 shares for issuance upon the exercise of options to be granted under the Directors Plan. If approved, a total of 7,000 nonstatutory stock options will be granted and 3,500 restricted shares will be awarded to nonemployee board members effective May 14, 1996.


---------------------------------------------------------------
13. EMPLOYEE BENEFITS
---------------------------------------------------------------
The Company contributes to multiemployer, union-administered, construction-related pension funds based on rates per hour worked by member employees. Related contribution costs included in the cost of work performed was approximately $863,000, $1,060,000, and $820,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

---------------------------------------------------------------
14. QUARTERLY RESULTS OF OPERATION (UNAUDITED)
---------------------------------------------------------------
The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 1995. The results for the fourth quarter of 1995 were adversely affected by provisions for certain litigation, contract claims and rework, and by charges taken on a significant base operating support services contract. These provisions were offset by favorable adjustments for medical and casualty insurance costs and a reduction in the Company's tax provision rate. The insurance adjustments, which totaled approximately $3.9 million, were based on changes in estimates of the Company's insurance exposures relative to its reserves and also reflects the more favorable levels of insurance experience over the last several years. The tax provision adjustment resulted from the realization of a tax benefit from a Baker Support Services joint venture, which reduced the Company's tax provision by $600,000 during the fourth quarter. Each of these fourth quarter adjustments either arose from decisions reached or events occurring during the fourth quarter of 1995, or from changes in accounting estimates based on information which became available during that period.

                          1995 - Three Months Ended
                   Mar 31     Jun 30     Sept 30     Dec 31
---------------------------------------------------------------
Total contract
   revenues       $86,543     $88,946   $90,620     $88,619

Gross profit        9,980      10,788    10,462       8,343

Income before
   income taxes       829       1,852     2,049         350

Net income            431         915     1,029         525

Net income per
   common share     $0.05       $0.11     $0.12       $0.07
===============================================================

                          1994 - Three Months Ended
                   Mar 31     Jun 30     Sept 30     Dec 31
---------------------------------------------------------------
Total contract
   revenues       $93,883     $109,995   $119,473     $113,842

Gross profit       10,133      10,799    10,242          1,580

Income/(loss) before
   income taxes      (453)        605       352        (10,049)

Net income/(loss)    (241)        322       187         (8,213)

Net income/(loss) per
   common share     $(0.03)      $0.04       $0.02       $(0.98)

===============================================================

---------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------------------------------------
To the Shareholders and Board of Directors of Michael Baker Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' investment and of cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of Michael Baker Corporation for the year ended December 31, 1993, were audited by other independent public accountants whose report, which was based on their audit and the report of other auditors and dated February 14, 1994, expressed an unqualified opinion on those statements.

As discussed in Note 9 to the consolidated financial statements, effective January 4, 1993, the Company changed its method of accounting for income taxes.


/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP
Pittsburgh, Pennsylvania
February 16, 1996, except as to Note 6 and 12,
 which are as of March 22, 1996

---------------------------------------------------------------
SUPPLEMENTAL FINANCIAL INFORMATION

---------------------------------------------------------------

Market Information   Common Shares
---------------------------------------------------------------
The principal market on which the Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 1995 and 1994 were as follows:

                             1995
---------------------------------------------------------------
             First       Second       Third      Fourth
High         4 3/8        5 5/8       6 1/4       6 1/4
Low          3 3/4       3 15/16      4 3/4       4 1/4
===============================================================


                            1994
---------------------------------------------------------------
             First       Second       Third      Fourth
High        10 7/8        9 1/4       6 3/4       4 9/16
Low          8 1/2        6 1/2       3 7/8       3 1/8
===============================================================