Form 10-K, Exhibit 13
period 1996-12-31
BAKER MICHAEL CORP
filed 1997-03-28
CIK 9263

Exhibit 13.1

Selected Financial Data
------------------------------------------------------------------------------
                         1996        1995       1994       1993       1992
------------------------------------------------------------------------------
                             (In thousands, except per share information)
RESULTS OF OPERATIONS
Total contract revenues  $418,388   $354,728   $437,193   $434,791   $355,820
Operating income/(loss)     7,460      5,104     (9,097)   (21,805)     8,543
Net income/(loss)           4,180      2,900     (7,945)   (15,128)     4,403
Net income/(loss) per
 share                   $   0.50   $   0.35   $  (0.95)  $  (1.82)  $   0.67
Return on average equity     8.50%      6.28%    (16.31)%   (25.59)%     8.67%

FINANCIAL CONDITION
Total assets             $126,082   $117,376   $134,794   $145,805   $130,917
Working capital          $ 27,417   $ 25,186   $ 22,391   $ 33,042   $ 42,981
Current ratio                1.36       1.36       1.26       1.39       1.75
Long-term debt           $     --   $     --   $  3,960   $  7,670   $  2,625
Shareholders' investment   50,752     47,631     44,731     52,676     65,536
Book value per share         6.19       5.70       5.35       6.30       8.03
Year-end closing share
 price                   $   6.38   $   5.00   $   3.75   $  11.00   $  14.75

CASH FLOW
Cash provided by/(used in)
 operating activities    $  1,188   $ 15,539   $  5,415    $ 4,758   $(11,324)
Cash used in investing
 activities                (3,739)    (2,294)    (5,436)   (11,232)    (4,876)
Cash (used in)/provided by
 financing activities      (1,272)    (2,547)    (1,477)     5,105     22,158
                         -----------------------------------------------------
(Decrease)/increase in cash
 and cash equivalents    $ (3,823)  $ 10,698   $ (1,498)   $(1,369)  $  5,958

BACKLOG
Funded                   $332,800   $299,900   $283,300   $357,600   $296,800
Total                    $543,700   $507,800   $468,300   $587,600   $469,600

SHARE INFORMATION
Year-end shares
 outstanding                8,197      8,364      8,364      8,364      8,161
Average shares outstanding
 during year                8,383      8,368      8,364      8,304      6,561
------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
------------------------------------------------------------------------------
RESULTS OF OPERATIONS
------------------------------------------------------------------------------
The year 1996 was marked by a return to revenue growth, the maintenance of overall gross profit margins, and a sizable improvement in net income. Although public spending on infrastructure projects remained relatively flat, or even decreased in some areas, the Company achieved growth through entering new markets for its engineering services, achieving additional penetration in its energy niches, and gaining some modest increases in its commercial sector businesses. The improved performance helped to fund increased investments in technology development and in the opening of new offices, including one in Mexico. This performance improvement translated to earnings of $0.50 per share in 1996, compared to $0.35 per share in 1995.

TOTAL CONTRACT REVENUES
Total contract revenues grew to $418 million in 1996 from $355 million in 1995. While total contract revenues climbed in each of the Company's business units for 1996, the Civil unit had the largest increase due primarily to a new engineering project in Mexico which generated revenues of $24 million. The Buildings and Transportation units were also significant contributors to the overall increase with improvements of $12 million and $11 million, respectively. Revenue growth in the construction divisions of each of these two units caused their respective improvements.

For 1995, total contract revenues decreased from $437 million in 1994. The most significant component, totaling $70 million, of this overall decrease occurred in the Buildings unit primarily due to greater bidding selectivity in its construction division, as well as from the substantial completion of Baker Support Services' military housing renovation business during 1994. While the Buildings unit added the same volume of new construction work in both 1995 and 1994, most of its new work added in 1995 was contracted during the second half of the year and did not significantly enhance its 1995 revenues. Another 1995 decrease resulted in the Energy unit from Baker/MO having terminated certain lower margin and loss contracts during the year.

TOTAL CONTRACT REVENUES - 1996
BUILDINGS                       30%
CIVIL                           26%
ENERGY                          10%
ENVIRONMENTAL                    7%
TRANSPORTATION                  27%

GROSS PROFIT
The Company's gross profit increased to $46.6 million in 1996 from $40.0 million in 1995. As a percentage of total contract revenues, gross profit remained relatively constant at 11% in both 1996 and 1995. Lower gross profit percentages in the Transportation and Environmental units were offset by an improvement in the Energy unit. The percentage decline in the Transportation unit resulted from its performance on certain construction projects, while Environmental's decrease followed the 1996 award of a major contract, under which the Company now works as a subcontractor instead of being the prime contractor as was the case under the related but expired previous contract. In the Energy unit, Baker/MO received several awards of profitable new work in 1996 and received the first full year's benefit from having terminated certain lower margin and loss contracts during 1995, thus contributing to its continued profitability improvement.

The 1995 gross profit represented an increase from $32.9 million in 1994. Gross profit expressed as a percentage of total contract revenues climbed from 8% in 1994. With the exception of the Civil unit, each of the Company's business units reported improvements in its gross profit as a percentage of total contract revenues for the year. Despite lower 1995 volumes in the Buildings and Energy units, these units provided the most significant percentage improvements. Specifically, the 1995 improvement in the Energy unit resulted primarily from a combination of certain 1994 contract-related charges at Baker/MO and improved 1995 margins related to the previously mentioned terminations of several Baker/MO contracts during the year. In the Buildings unit, the improvement was effected by the combination of a favorable 1995 contract settlement and 1994 writedowns on certain construction contracts.
The percentage decline in the Civil unit resulted primarily from 1995 charges taken on a significant operations and maintenance contract.

INCOME FROM OPERATIONS - 1996
BUILDINGS                       12%
CIVIL                           43%
ENERGY                          29%
ENVIRONMENTAL                    5%
TRANSPORTATION                  11%

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative ("G&A") expenses increased to $39.2 million in 1996 from $34.9 million in 1995. The 1996 increase principally reflects the general increase in revenue volumes combined with higher marketing costs in several of the Company's business units. Expressed as a percentage of total contract revenues, G&A expense decreased slightly to 9.4% in 1996 from 9.8% in 1995.

G&A expenses decreased in 1995 from $42.0 million in 1994. While the 1994 amount included restructuring charges totaling $1.1 million, the remainder of the overall decrease is attributable to the cost reduction programs at Baker/MO and in the construction divisions of the Company's Buildings and Transportation business units. These cost reductions were effected during 1994 and early 1995 to better align each of the divisions with its expected revenues, and resulted in cost reductions totaling approximately $5.6 million in 1995. Expressed as a percentage of total contract revenues, G&A expenses for 1995 increased from 9.6% in 1994.

OTHER INCOME AND EXPENSE
Interest expense decreased to $76,000 in 1996 from $336,000 in 1995, as a result of the Company's limited borrowings under its revolving credit agreement during the year. Interest income increased to $402,000 in 1996 from $221,000 in 1995, due to the Company's maintenance of its invested cash balance throughout 1996.

Despite higher interest rates during 1995, interest expense decreased from $732,000 in 1994 as a result of the Company's repayment of all working capital borrowings under its revolving credit agreement in September 1995. Interest income increased in 1995 from $80,000 in 1994, again due to the Company's repayment of its borrowings and its subsequent investment of cash generated from operations.

INCOME TAXES
The provision for/(benefit from) income taxes resulted in an effective tax rate of 48% in 1996, 43% in 1995, and (17%) in 1994. The difference between these percentages and the 34% statutory U.S. federal rate is attributable primarily to state and foreign income and withholding taxes. The 1996 provision rate was unfavorably impacted by higher foreign taxes paid. The 1995 provision rate was impacted both by the Company returning to profitability for the year, and by the realization of a $600,000 tax benefit from a Baker Support Services joint venture.

CONTRACT BACKLOG
-----------------------------------------------------------------------------
The Company's funded backlog, which consists of that portion of work represented by signed contracts and for which the procuring agency has appropriated and allocated the funds to pay for the work, was $333 million at December 31, 1996, an increase from $300 million at the end of 1995. The overall 1996 increase in funded backlog is attributable to a combination of new work added and transfers from unfunded backlog during the year.

Total backlog, which incrementally includes that portion of contract value for which options are still to be exercised (unfunded backlog), was $544 million at the end of 1996 versus $508 million at the end of 1995. A portion of this increase resulted from the first-time inclusion of total backlog for the Energy unit's Baker/OTS division in the amount of $24 million as of December 31, 1996, without a restatement of the related year-end 1995 amount.

As the Company entered 1997, its Civil, Transportation and Energy units showed improvements in funded backlog relative to the prior year. While the Environmental unit replaced its 1996 revenues with new funded work during the year, the Buildings unit's construction division did not, thereby resulting in a 1996 decrease in this unit's funded backlog amount.

FUNDED BACKLOG - YEAR END 1996
BUILDINGS                       38%
CIVIL                           19%
ENERGY                           5%
ENVIRONMENTAL                    7%
TRANSPORTATION                  31%

LIQUIDITY AND CAPITAL RESOURCES
-----------------------------------------------------------------------------
Net cash provided by operating activities declined to $1.2 million in 1996, compared to $15.5 million in 1995 and $5.4 million in 1994. The 1996 decrease is mainly attributed to increases in accounts receivable associated with the 1996 increase in revenue volumes. The 1995 cash flow improvement resulted primarily from the Company achieving net income totaling $2.9 million for 1995 versus 1994's net loss of $7.9 million.

Net cash used in investing activities was $3.7 million in 1996, compared to $2.3 million in 1995 and $5.4 million in 1994. These amounts solely comprise purchases of property, plant and equipment for all years. The 1996 increase in capital purchases resulted in large part from equipment purchases required under certain new contracts that were awarded during the year. During 1994, non-recurring capital expenditures totaling $1.0 million, related to the completion of renovations to the Company's office building in Beaver, Pennsylvania, were incurred. The remainder of the 1995 reduction reflected management's concerted effort to more closely monitor capital expenditures and the effect of the Company having entered into a leasing arrangement for the majority of computer equipment during 1995. This leasing arrangement was also utilized for the majority of computer equipment acquired in 1996.

Net cash used in financing activities was $1.3 million in 1996, compared to $2.5 million in 1995 and $1.5 million in 1994. In late 1996, pursuant to an announced stock repurchase program, the Company paid $1.3 million to acquire approximately 208,000 treasury shares. In 1995, the Company totally repaid
its borrowings under its revolving credit facility.   All 1994 and 1995 cash
uses resulted from repayments of long-term debt and borrowings on the revolving credit facility.

Working capital increased to $27.4 million at December 31, 1996 from $25.2 million at December 31, 1995. This slight increase is again attributable to the Company's 1996 revenue volume improvement, which caused expected increases in the related receivable and payable balances. The Company's current ratios were 1.36:1 at the end of both 1996 and 1995.

In March 1997, the Company agreed with Mellon Bank, N.A. to revised and improved terms under its credit agreement. Under the revised terms, the commitment of $25 million, which covers loans and letters of credit, will be extended through May 31, 2000, and the bank will release all security in Company assets previously held. As of December 31, 1996, no loans were outstanding; however, letters of credit totaling $3.8 million were outstanding under the agreement. Management believes that the credit agreement will be adequate to meet its borrowing and letter of credit requirements for at least the next year.

The Company is required to provide bid and performance bonding on certain construction contracts, and has a $350 million bonding line available through Aetna Casualty and Surety Company of America. Management believes that its bonding line will be sufficient to meet its bid and performance needs for at least the next year.

Short and long-term liquidity is dependent upon appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the oil and gas markets. Additional external factors such as price fluctuations in the energy industry and the effects of interest rates on private construction projects could affect the Company. At this time, management believes that its funds generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

CONSOLIDATED BALANCE SHEET
----------------------------------------------------------------------------

                                              As of December 31,
                                              ------------------
ASSETS                                        1996          1995
----------------------------------------------------------------------------
                                                 (In thousands)
CURRENT ASSETS
   Cash                                    $  10,480      $  14,303
   Receivables                                69,621         53,708
   Cost of contracts in progress and
     estimated earnings, less billings        16,276         19,104
   Prepaid expenses and other                  6,370          7,816
----------------------------------------------------------------------------
     Total current assets                    102,747         94,931
----------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, NET            12,265         12,558
----------------------------------------------------------------------------

OTHER ASSETS
   Goodwill, net of accumulated amortization
     of $2,005,000 and $1,649,000 in 1996 and
     1995, respectively                        5,297          4,667
   Other intangible assets, net of accumulated
     amortization of $2,157,000 and $1,625,000
     in 1996 and 1995, respectively            1,945          2,467
   Other assets                                3,828          2,753
----------------------------------------------------------------------------
     Total other assets                       11,070          9,887
----------------------------------------------------------------------------
     TOTAL ASSETS                           $126,082       $117,376
----------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
----------------------------------------------------------------------------

                                              As of December 31,
                                              ------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT      1996          1995
----------------------------------------------------------------------------
                                                 (In thousands)
CURRENT LIABILITIES
   Accounts payable                        $  34,960       $  30,879
   Accrued employee compensation               6,596           5,703
   Accrued insurance                           5,425           6,204
   Other accrued expenses                     19,045          16,465
   Excess of billings on contracts
     in progress over cost and
     estimated earnings                        9,304          10,494
----------------------------------------------------------------------------
      Total current liabilities               75,330          69,745
----------------------------------------------------------------------------

SHAREHOLDERS' INVESTMENT
   Common Stock, par value $1, authorized
    44,000,000 shares, issued 7,055,784
    and 7,011,302 shares, in 1996 and
    1995, respectively                         7,056           7,012
   Series B Common Stock, par value $1,
     authorized 6,000,000 shares, issued
     1,348,632 and 1,352,250 shares, in
     1996 and 1995, respectively               1,349           1,352
    Additional paid-in capital                36,694          36,534
    Retained earnings                          6,913           2,733
    Less 207,560 shares of Common Stock
      in treasury, at cost                    (1,260)             --
----------------------------------------------------------------------------
      Total shareholders' investment          50,752          47,631
----------------------------------------------------------------------------

      TOTAL LIABILITIES AND SHAREHOLDERS'
       INVESTMENT                           $126,082        $117,376
----------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF INCOME
----------------------------------------------------------------------------
                                  For the years ended December 31,
                                 ---------------------------------
                                      1996       1995       1994
----------------------------------------------------------------------------
                               (In thousands, except per share amounts)
Total contract revenues             $418,388   $354,728    $437,193

Cost of work performed               371,766    314,774     404,262
----------------------------------------------------------------------------
     Gross profit                     46,622     39,954      32,931

General and administrative expenses   39,162     34,850      42,028
----------------------------------------------------------------------------
     Income/(loss) from operations     7,460      5,104      (9,097)

Other income/(expense):
   Interest expense                      (76)      (336)       (732)
   Interest income                       402        221          80
   Other, net                            253         91         204
----------------------------------------------------------------------------
     Income/(loss) before inc taxes    8,039      5,080      (9,545)

Prov for/(benefit from) inc taxes      3,859      2,180      (1,600)
----------------------------------------------------------------------------

     NET INCOME/(LOSS)            $    4,180 $    2,900  $   (7,945)
----------------------------------------------------------------------------

     NET INCOME/(LOSS) PER SHARE  $     0.50 $     0.35   $   (0.95)
----------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------------------------------------------
                                        For the years ended December 31,
                                        --------------------------------
                                            1996        1995       1994
-----------------------------------------------------------------------------
                                                  (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)                         $   4,180    $  2,900   $(7,945)
Adjustments to reconcile net income/(loss) to net
   cash provided by operating activities:
  Depreciation and amortization               4,851       5,049     5,279
  Deferred income taxes                       1,523         460    (1,765)
  Changes in assets and liabilities:
    (Increase)/decrease in receivables and
      contracts in progress                 (14,275)     22,909     8,406
    (Increase)/decrease in other net
      assets                                 (1,878)      3,847    (1,007)
    Increase/(decrease) in accounts payable
      and accrued expenses                    6,787     (19,626)    2,447
-----------------------------------------------------------------------------
    Total adjustments                        (2,992)     12,639    13,360
-----------------------------------------------------------------------------
    Net cash prov by operating activities     1,188      15,539     5,415
-----------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Additions to property, plant and
     equipment                               (3,739)     (2,294)   (5,436)
-----------------------------------------------------------------------------
    Net cash used in investing activities    (3,739)     (2,294)   (5,436)
-----------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Repayments of revolving credit loans         --      (2,035)     (965)
    Repayments of other long-term debt          (12)       (512)     (512)
    Payments to acquire treasury stock       (1,260)         --        --
-----------------------------------------------------------------------------
    Net cash used in financing activities    (1,272)     (2,547)   (1,477)
-----------------------------------------------------------------------------

Net (decrease)/increase in cash              (3,823)     10,698    (1,498)
-----------------------------------------------------------------------------

Cash at beginning of year                    14,303       3,605     5,103
-----------------------------------------------------------------------------

CASH AT END OF YEAR                        $ 10,480   $  14,303  $  3,605
-----------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA
   Interest paid                           $     73    $    537  $    690
   Income taxes paid                       $    950    $  1,671  $  3,184

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
-----------------------------------------------------------------------------
                                 Series B
                         Common   Common
                         Stock    Stock
                          Par      Par
                         Value $1 Value $1    Treasury   Additional
(In thousands)           (1 vote/ (10 votes/  ---------   Paid-in   Retained
                          share)    share)   Shrs  Amt    Capital   Earnings
-----------------------------------------------------------------------------
Balance, Dec 31, 1993      $6,993   $1,371    -- $    --   $36,534  $ 7,778
  Net loss                     --       --    --      --        --   (7,945)
  Series B Common Stock
   conversions to regular
   Common Stock                 9       (9)   --      --        --       --
-----------------------------------------------------------------------------
Balance, Dec 31, 1994       7,002    1,362    --      --    36,534     (167)
  Net income                   --       --    --      --        --    2,900
  Series B Common Stock
   conversions to regular
   Common Stock                10      (10)   --      --        --       --
-----------------------------------------------------------------------------
Balance, Dec 31, 1995       7,012    1,352    --      --    36,534    2,733
  Net income                   --       --    --      --        --    4,180
  Series B Common Stock
   conversions to regular
   Common Stock                 3       (3)   --      --        --       --
  Stock issued for Maguire
    acquisition                33       --    --      --       129       --
  Restricted stock issued       4       --    --      --        14       --
  Treasury stock purchases     --       --   208   1,260        --       --
  Stock options exercised       4       --    --      --        17       --
-----------------------------------------------------------------------------
Balance, Dec 31, 1996      $7,056   $1,349   208  $1,260   $36,694  $ 6,913
-----------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------
  1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

ACCOUNTING FOR CONTRACTS
Total contract revenues have been recorded on the percentage-of-completion method of accounting for the engineering and construction contracts in the Buildings, Civil, Environmental and Transportation Units. Contract revenues attributable to claims are recognized when realization is probable and the amounts can be reliably estimated. Earnings on fixed-price contracts are determined by multiplying the total estimated gross profit for the contracts by the percentage of physical completion to date (which approximates costs incurred to date in relation to total estimated costs), less earnings recognized in prior periods. Earnings under cost reimbursement contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date compare to total estimated costs. As work is performed under long-term contracts, estimates of the costs are reviewed and, when necessary, revised on a current basis. Contract costs include costs of subcontracts, direct labor, supplies and overhead. Estimated losses on contracts in progress, if significant, are recorded as they are identified.

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

ACCOUNTING FOR JOINT VENTURES
The Company records its interest in all majority-owned joint ventures based on the equity method of accounting for investments, in the accompanying Consolidated Balance Sheet. The Company's proportionate share of majority-owned joint venture revenue and cost of contracts is included in the accompanying Consolidated Statement of Income. The Company's investment in joint ventures for which the related projects are expected to be completed within one year is shown as other current assets in the accompanying Consolidated Balance Sheet.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of applying percentage-of-completion accounting for contracts.

DEPRECIATION AND AMORTIZATION
Depreciation on property, plant and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of the assets which range from three to 31 years. Amortization of intangible assets is provided primarily on a straight-line basis over the estimated useful lives of the assets, which range from five to 10 years. Upon disposal of property items, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items and any resulting gain or loss is reflected in income.

GOODWILL
Goodwill, which represents the excess of cost over net assets of acquired companies, is being amortized on a straight-line basis over periods ranging from 15 to 40 years.

EARNINGS PER COMMON SHARE
Per share computations are based upon weighted averages of 8,382,592, 8,368,206, and 8,363,552 shares outstanding for the years 1996, 1995, and 1994, respectively. Stock options are included as share equivalents in the computation of weighted average shares outstanding using the treasury stock method.

RECLASSIFICATIONS
Certain 1995 and 1994 financial statement amounts have been reclassified to conform with 1996 classifications.

  2   CONTRACTS
-----------------------------------------------------------------------------

The total cost of contracts in progress (used to determine cost of work performed) plus accumulated gross profit recorded was $761,153,000 and $624,971,000 at December 31, 1996 and 1995, respectively. Billings to date on contracts in progress at December 31, 1996 and 1995 were $754,181,000 and $616,361,000, respectively.

Trade accounts receivable totaling $11,855,000 and $7,384,000 at December 31, 1996 and 1995, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, substantially all of the retention balance at December 31, 1996 is expected to be collected in 1997.

As of December 31, 1996 and 1995, the Company had an allowance for doubtful accounts of $385,000 and $1,357,000, respectively.

As of December 31, 1996 and 1995, accounts payable included amounts due to subcontractors of $8,051,000 and $4,553,000, respectively, which have been retained under contractual terms pending the completion and acceptance of the work performed by the subcontractors.

Certain subsidiaries of the Company participate in joint ventures that are typically formed to accomplish a specific project and then dissolved upon completion of the project. The number of joint ventures in which the Company participates and the size, scope and duration of the projects vary between periods. The Company's equity investment in these joint ventures was $1,612,000 and $1,891,000 at December 31, 1996 and 1995, respectively.

Consistent with industry practice, within each of the Company's operating units, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net underbillings reflected in the accompanying Consolidated Balance Sheet is dependent upon federal and state government appropriations.

  3   BUSINESS SEGMENT INFORMATION
-----------------------------------------------------------------------------

The Company is organized into the following five market-focused business unit segments: Buildings, Civil, Energy, Environmental and Transportation. The following tables reflect the revenues and income from operations for the five business units (in millions):

                                   1996          1995       1994
-----------------------------------------------------------------------------
Total contract revenues from:
    Buildings Unit               $127.4         $116.3     $186.2
    Civil Unit                    109.4           73.9       78.2
    Energy Unit                    43.2           37.0       45.5
    Environmental Unit             27.3           27.7       30.2
    Transportation Unit           111.1           99.8       97.1
-----------------------------------------------------------------------------
       Total                     $418.4         $354.7     $437.2
-----------------------------------------------------------------------------

                                   1996          1995       1994
-----------------------------------------------------------------------------
Income/(loss) from operations from:
    Buildings Unit                 $0.9          $ 1.8      $(5.4)
    Civil Unit                      3.2           (0.6)       4.8
    Energy Unit                     2.2            0.8       (7.7)
    Environmental Unit              0.4            1.9        1.0
    Transportation Unit             0.8            1.2       (1.8)
-----------------------------------------------------------------------------
       Total                       $7.5          $ 5.1      $(9.1)
-----------------------------------------------------------------------------

The following represents identifiable assets (both tangible and intangible) that are associated with the operations of each business unit (in millions):

                                             1996             1995
-----------------------------------------------------------------------------
Identifiable assets from:
    Buildings Unit                         $  29.9          $  33.1
    Civil Unit                                30.7             22.5
    Energy Unit                               17.5             14.2
    Environmental Unit                         5.8              6.1
    Transportation Unit                       29.4             27.1
    Corporate                                 12.8             14.4
-----------------------------------------------------------------------------
       Total                                $126.1           $117.4
-----------------------------------------------------------------------------

Based on total contract revenues, the principal markets for the Company's services are as follows:

                                      1996          1995        1994
-----------------------------------------------------------------------------
United States government             22.5%          24.1%       24.7%
Various state governmental
   and quasi-governmental agencies   46.6%          44.4%       35.6%
Commercial, industrial and
   private clients                   30.9%          31.5%       39.7%
-----------------------------------------------------------------------------

The Company's business is substantially conducted in the domestic marketplace. No individual contract accounted for more than 10% of the Company's total contract revenues in 1996, 1995, or 1994; however, several contracts with the State of Illinois provided 10.5% and 13.5% of the Company's total contract revenues in 1995 and 1994, respectively. Several contracts with the U.S. Department of Navy provided 10.9% and 12.1% of the Company's 1995 and 1994 total contract revenues, respectively.

  4   PROPERTY, PLANT AND EQUIPMENT
-----------------------------------------------------------------------------
Property, plant and equipment consists of the following (in thousands):

                                           1996            1995
-----------------------------------------------------------------------------
Land                                    $     693        $     693
Buildings and improvements                  6,345            5,952
Equipment and vehicles                     30,873           28,202
-----------------------------------------------------------------------------
   Total, at cost                          37,911           34,847
Less - Accumulated depreciation            25,646           22,289
-----------------------------------------------------------------------------
   Net property, plant
    and equipment                         $12,265          $12,558
-----------------------------------------------------------------------------
/TABLE

  5   LONG-TERM DEBT AND BORROWING ARRANGEMENTS
-----------------------------------------------------------------------------

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

As of December 31, 1996, no loans were outstanding; however, letters of credit totaling $3,829,000 were outstanding under the Agreement.

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

Under the Agreement, the Company also pays the Bank commitment fees of 1/2% per year based on the unused portion of the commitment. The maximum amount of borrowings outstanding under the Agreement during 1996 was $695,000. For 1996, the average daily balance outstanding when the Company was in a net borrowing position was $324,000 at a weighted average rate of 8.5%. For the period during 1995 in which the Company was in a net borrowing position, the average daily balance outstanding was $4,249,000 at a weighted average rate of 9.1%. The proceeds of any loans under the Agreement have been used to meet various working capital requirements.

In March 1997, the Company agreed with the Bank to revised and improved terms of its Agreement, under which the $25 million commitment will be extended through May 31, 2000. Other significant terms that have already been agreed between the parties include the release of all security in Company assets held under the Agreement, a reduction in the borrowing rate to the Bank's prime interest rate or other indexed rates that may be lower, and a reduction in the commitment fees to 3/8% per year based on the unused portion of the commitment.

  6   CAPITAL STOCK
-----------------------------------------------------------------------------
During 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock in the open market. During 1996, the Company repurchased 207,560 treasury shares of common stock at market prices ranging from $5.63 to $6.25 per share, for a total price paid of $1,260,000.

Under the 1996 Nonemployee Directors' Stock Incentive Plan, each nonemployee director was issued 500 restricted shares of common stock for a total of 3,500 restricted shares issued. Restrictions on the 3,500 shares expire two years after the issue date.

The Company's Articles of Incorporation authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 1996, there were no shares of such Preferred Stock outstanding.

  7   LEASE COMMITMENTS
-----------------------------------------------------------------------------

Rent expense under noncancelable leases was $9,972,000 in 1996, $8,388,000 in 1995, and $8,111,000 in 1994.

Minimum annual rentals payable under noncancelable leases in each of the five years after December 31, 1996 are $10,011,000, $8,111,000, $5,738,000,
$5,104,000, and $3,697,000, respectively. These noncancelable leases relate to office space, computer equipment, office equipment, and vehicles with lease terms ranging from one to 10 years.

  8   INCOME TAXES
-----------------------------------------------------------------------------

The provision for/(benefit from) income taxes consisted of the following (in thousands):

                                    1996         1995       1994
-----------------------------------------------------------------------------
Current income taxes:
    Federal                      $   (176)      $  --     $   (808)
    State                             --           837          80
    Foreign                         1,406          883         893
-----------------------------------------------------------------------------
      Total current
        income taxes                1,230        1,720         165
-----------------------------------------------------------------------------

Deferred income taxes:
     Federal                        2,538          994      (2,190)
     State                             91         (534)        425
-----------------------------------------------------------------------------
       Total deferred
        income taxes                2,629          460      (1,765)
-----------------------------------------------------------------------------
       Total provision for/(benefit
        from) income taxes         $3,859       $2,180     $(1,600)
-----------------------------------------------------------------------------

The following is a reconciliation of income taxes at the federal statutory rate to income taxes recorded by the Company (in thousands):

                                    1996         1995        1994
-----------------------------------------------------------------------------
Computed income taxes at
 U.S. federal statutory rate      $2,733       $1,727      $(3,245)
Loss of foreign tax credits           --           --          629
Foreign taxes, net of federal
  income tax benefit                 928          583          377
State income taxes, net of
  federal income tax benefit          61          153          333
Nondeductible charges                249          246          179
Realization of tax benefit            --         (600)          --
Other, net                          (112)          71          127
-----------------------------------------------------------------------------
   Total provision for/(benefit
    from) income taxes            $3,859       $2,180      $(1,600)
-----------------------------------------------------------------------------

The domestic and foreign components of income/(loss) before income taxes are as follows (in thousands):

                                     1996        1995       1994
-----------------------------------------------------------------------------
Domestic                            $3,530      $2,816    $(12,120)
Foreign                              4,509       2,264       2,575
-----------------------------------------------------------------------------
   Total                            $8,039      $5,080    $ (9,545)
-----------------------------------------------------------------------------

The components of the Company's deferred income tax assets and liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                              1996        1995
-----------------------------------------------------------------------------
Deferred income tax assets:
  Deductible temporary differences:
    Provision for expenses and losses       $ 3,098     $ 4,540
    Contract overbillings                       633       1,326
    Federal tax operating
       loss carryforward                        808       1,476
   Accrued vacation pay                       1,255       1,134
   Fixed and intangible assets                  724         517
   Other                                        570       1,721
-----------------------------------------------------------------------------
     Total deferred income tax assets         7,088      10,714
-----------------------------------------------------------------------------
Deferred income tax liabilities:
   Contract underbillings                    (5,692)     (6,689)
-----------------------------------------------------------------------------
      Total deferred income
       tax liabilities                       (5,692)     (6,689)
-----------------------------------------------------------------------------
       Net deferred tax asset               $ 1,396     $ 4,025
-----------------------------------------------------------------------------
/TABLE

The Company believes that it will have sufficient future taxable income to make it more likely than not that the net deferred tax asset at December 31, 1996 will be realized.

As of December 31, 1996, the Company had a U.S. net operating loss carryforward of $2,377,000. This carryforward expires in the year 2010.

The Company's U.S. income tax returns are currently being examined by the Internal Revenue Service for the years 1990 through 1994. Management believes that adequate provisions have been made for income taxes at December 31, 1996.

  9   CONTINGENCIES
-----------------------------------------------------------------------------

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

At December 31, 1996, certain subcontractors performing work on uncompleted Company and joint venture construction contracts and certain contractors on construction management projects had not been required to furnish performance bonds. In the opinion of management, provision has been made for all costs that will be incurred as a result of such contractors not performing in accordance with their agreements.

  10   EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
-----------------------------------------------------------------------------

The Company maintains a defined contribution retirement program through an Employee Stock Ownership Plan ("ESOP"), in which substantially all employees are eligible to participate. In addition to providing a vehicle for investment in Company stock, the ESOP offers participants several other investment options. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches 100% of the first 5% of salary contributed by an employee. The Company's matching contributions are invested in Michael Baker Corporation Common Stock. Such contributions under this program amounted to $3,306,000, $2,912,000, and $2,925,000 in 1996, 1995,
and 1994, respectively.

As of December 31, 1996, the market value of all ESOP investments was approximately $55,439,000, of which 44% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 46% of the shares and 72% of the voting power for the outstanding Common Stock and Series B Common Stock of the Company at the end of 1996.

  11   STOCK OPTION PLANS
-----------------------------------------------------------------------------

As of December 31, 1996, the Company had two fixed stock option plans. Under the 1995 Stock Incentive Plan (the "Plan"), the Company may grant options for an aggregate of 500,000 shares of Common Stock to key employees. Under the 1996 Nonemployee Directors' Stock Incentive Plan (the "Directors' Plan"), the Company may grant options for an aggregate of 150,000 shares of Common Stock to nonemployee board members. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. One-fourth of the options granted become immediately vested, and the remaining three-fourths vest in annual one-fourth increments under the Plan, while the options under the Directors' Plan are fully vested at date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

The following table summarizes all stock option activity for both plans in 1995 and 1996:

                                        Shares         Average
                                        subject      exercise price
                                       to option       per share
-----------------------------------------------------------------------------
Balance at January 1, 1995                 --             --
  Options granted                        176,894         $5.00
  Options exercised                        --             --
  Options forfeited                      (25,106)        $5.00
-----------------------------------------------------------------------------
Balance at December 31, 1995             151,788         $5.00
  Options granted                         67,947         $4.83
  Options exercised                       (4,125)        $5.00
  Options forfeited                      (20,918)        $4.97
-----------------------------------------------------------------------------
Balance at December 31, 1996            194,692          $4.94
-----------------------------------------------------------------------------

The following table summarizes information about stock options outstanding under both plans as of December 31, 1996:

Options      Exercise      Outstanding     Average     Exercisable
granted in    price          options        life*         options
-----------------------------------------------------------------------------
Jan. 1995     $5.00         130,094         8.0          120,180
Feb. 1996     $4.81          57,598         9.2           15,236
May 1996      $5.03           7,000         9.6            7,000
-----------------------------------------------------------------------------
  Total                     194,692         8.4          142,416
-----------------------------------------------------------------------------

*Average life remaining in years

During 1996, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," for disclosure purposes only. As allowed under SFAS 123, the Company continues to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in its accounting for stock-based compensation plans. Accordingly, no compensation cost was recognized in 1996. Had compensation cost for the Company's stock incentive plans been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, the Company's net income and earnings per share would have been reduced by immaterial amounts.

  12   EMPLOYEE BENEFITS
-----------------------------------------------------------------------------

The Company contributes to multiemployer, union-administered, construction-related pension funds based on rates per hour worked by member employees. Related contribution costs included in the cost of work performed were approximately $1,161,000, $863,000, and $1,060,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

  13   QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
-----------------------------------------------------------------------------

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 1996. The results for the fourth quarter of 1995 were adversely affected by provisions for certain litigation, contract claims and rework, and by charges taken on a significant base operating support services contract. These provisions were offset by favorable adjustments for medical and casualty insurance costs and a reduction in the Company's tax provision rate. The insurance adjustments, which totaled approximately $3.9 million, were based on changes in estimates of the Company's insurance exposures relative to its reserves and also reflected more favorable levels of insurance experience over the preceding several years. The tax provision adjustment resulted from the realization of a tax benefit from a Baker Support Services joint venture, which reduced the Company's tax provision by $600,000 during the fourth quarter. Each of these fourth quarter adjustments either arose from decisions reached during the fourth quarter of 1995, or from changes in accounting estimates based on information which became available during that period.

(In thousands, except per share amounts)
-----------------------------------------------------------------------------
                                    1996 - Three Months Ended
                             March 31    June 30    Sept. 30    Dec. 31
-----------------------------------------------------------------------------
Total contract revenues      $84,019   $102,996    $114,710    $116,663
Gross profit                  10,406     12,214      12,370      11,632
Income before income taxes       948      2,393       2,333       2,365
Net income                       512      1,292       1,260       1,116
Net income
  per common share            $ 0.06     $ 0.15      $ 0.15      $ 0.13
-----------------------------------------------------------------------------

(In thousands, except per share amounts)
-----------------------------------------------------------------------------
                                    1995 - Three Months Ended
                             March 31    June 30    Sept. 30    Dec. 31
-----------------------------------------------------------------------------
Total contract revenues      $86,543    $88,946     $90,620     $88,619
Gross profit                   9,890     11,411      10,405       8,248
Income before income taxes       829      1,852       2,049         350
Net income                       431        915       1,029         525
Net income
  per common share            $ 0.05     $ 0.11      $ 0.12      $ 0.07
-----------------------------------------------------------------------------

Report of Independent Accountants


To the Shareholders and Board of Directors of Michael Baker Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' investment and of cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP
Pittsburgh, Pennsylvania
February 6, 1997

Supplemental Financial Information
-----------------------------------------------------------------------------

Market Information -- Common Shares
The principal market on which the Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 1996 and 1995 were as follows:

                   1996                                 1995
       ----------------------------------------------------------------------
       First   Second   Third    Fourth     First   Second   Third   Fourth
-----------------------------------------------------------------------------
High   5 3/8   5 3/4    5 5/16   6 7/16     4 3/8   5 5/8   6 1/4   6 1/4
Low    4 5/16  4 3/4    4 9/16   4 3/4      3 3/4   3 15/16 4 3/4   4 1/4
-----------------------------------------------------------------------------