Form 10-K, Exhibit 13
period 1997-12-31
BAKER MICHAEL CORP
filed 1998-03-27
CIK 9263

                                                           Exhibit 13.1

  SELECTED FINANCIAL DATA
                              1997      1996     1995      1994      1993
  ============================================================================
                       (In thousands, except per share information)
  RESULTS OF OPERATIONS
  Total contract revenues   $446,432  $418,388  $354,728  $437,193  $434,791
  Operating income/(loss)      8,020     7,663     5,180    (9,097)  (21,805)
  Net income/(loss)            4,953     4,180     2,900    (7,945)  (15,128)
  Diluted net income/(loss)
   per share                $   0.60  $   0.50  $   0.35  $  (0.95) $  (1.82)
  Return on average equity       9.3%      8.5%      6.3%    (16.3)%   (25.6)%

  FINANCIAL CONDITION
  Total assets              $144,425  $126,082  $117,376  $134,794  $145,805
  Working capital           $ 36,220  $ 27,417  $ 25,186  $ 22,391  $ 33,042
  Current ratio                 1.41      1.36      1.36      1.26      1.39
  Long-term debt            $     --  $     --  $     --  $  3,960  $  7,670
  Shareholders' investment    55,862    50,752    47,631    44,731    52,676
  Book value per
   outstanding share            6.79      6.19      5.70      5.35      6.30
  Year-end closing
   share price              $   9.75  $   6.38  $   5.00  $   3.75  $  11.00

  CASH FLOW
  Cash provided by
   operating activities     $  9,231  $  1,167  $ 15,539  $  5,415  $  4,758
  Cash used in investing
   activities                 (2,533)   (3,739)   (2,294)   (5,436)  (11,232)
  Cash provided by/(used in)
   financing activities          124    (1,251)   (2,547)   (1,477)    5,105
                           ---------------------------------------------------
  Increase/(decrease)
   in cash                  $  6,822  $ (3,823) $ 10,698  $ (1,498) $ (1,369)

  BACKLOG
  Funded                    $393,200  $332,800  $299,900  $283,300  $357,600
  Total                     $648,700  $543,700  $507,800  $468,300  $587,600

  SHARE INFORMATION
  Year-end shares
   outstanding                 8,224     8,197     8,364     8,364     8,364
  Average diluted shares
   outstanding during year     8,299     8,383     8,368     8,364     8,304

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  RESULTS OF OPERATIONS
  Solid progress continued in 1997 as the Company closed out its third successful year of improved profitability. During the year, record performances were achieved in funded and total backlog and in full-year total contract revenues and net income, while financial position was also further strengthened. All nine operating divisions of the Company's five business units were profitable for the first time in 1997, thereby contributing to an improvement in diluted earnings per share of $0.60 per share in 1997, compared with $0.50 per share in 1996.

  TOTAL CONTRACT REVENUES
  Total contract revenues reached a record $446 million in 1997, up from $418 million in 1996. The Transportation, Energy and Civil units recorded the largest increases in total contract revenues of $14 million, $12 million, and $9 million, respectively. Revenue growth from new heavy & highway construction work, particularly in Chicago, accounted for the Transportation unit's improvement, while the Energy unit's offshore platform operations in the Gulf of Mexico fueled its growth. The Civil unit's net increase resulted from higher revenues on new operations and maintenance ("O&M") contracts, despite lower revenues in its engineering division due to the 1997 completion of its significant project in Mexico.

  For 1996, total contract revenues increased from $355 million in 1995. The Civil unit posted the largest 1996 increase due primarily to the aforementioned engineering project in Mexico, which was new in 1996 and generated revenues of $24 million for that year. The Buildings and Transportation units were also significant contributors to the overall increase with improvements of $12 million and $11 million, respectively. Revenue growth in the construction divisions of each of these two units caused their respective improvements.

  TOTAL CONTRACT REVENUES - 1997
  BUILDINGS                28%
  CIVIL                    27%
  ENERGY                   12%
  ENVIRONMENTAL             5%
  TRANSPORTATION           28%

  GROSS PROFIT
  Gross profit increased to $51.9 million in 1997 from $48.6 million in 1996. As a percentage of total contract revenues, gross profit remained relatively constant at 12% in both 1997 and 1996. The gross profit percentage increased for all of the Company's business units except the Energy unit. The Civil and Transportation units registered the most significant improvements in 1997. While the Civil unit raised the gross profit percentages for both its engineering and O&M businesses, the recovery in the Transportation unit was attributable to its unfavorable performance on certain construction projects during 1996. The percentage decrease in the Energy unit resulted primarily from lower margins associated with its new work added in 1997.

  The 1996 gross profit represented an increase from $40.0 million in 1995. As a percentage of total contract revenues, gross profit increased slightly in 1996 from 11% in 1995. Lower gross profit percentages in the Transportation and Environmental units were offset by an improvement in the Energy unit. The percentage decline in the Transportation unit resulted from its 1996 performance on certain construction projects, while Environmental's decrease followed the 1996 award of a major contract, under which the Company began working as a subcontractor instead of as the prime contractor. In the Energy unit, Baker/MO received several awards of profitable new work in 1996 and received the first full year's benefit from having terminated certain lower margin and loss contracts during 1995.

  INCOME FROM OPERATIONS - 1997
  BUILDINGS                  5%
  CIVIL                     45%
  CORPORATE/INSURANCE        2%
  ENERGY                    21%
  ENVIRONMENTAL              4%
  TRANSPORTATION            23%

  GENERAL AND ADMINISTRATIVE EXPENSES
  General and administrative ("G&A") expenses increased to $43.9 million in 1997 from $40.9 million in 1996. The 1997 increase principally reflected international marketing costs and the Energy unit's investment in the Venezuela market. Expressed as a percentage of total contract revenues, G&A expenses remained constant at 9.8% in both 1997 and 1996.

  G&A expenses increased in 1996 from $34.9 million in 1995. This increase related to the general increase in revenue volumes, combined with higher marketing costs in several of the Company's business units. G&A expenses also represented 9.8% of total contract revenues in 1995.

  OTHER INCOME AND EXPENSE
  Interest income increased to $552,000 in 1997 from $402,000 in 1996, due to the combination of a higher daily average investment amount and slightly higher interest rates in 1997. Other income increased to $811,000 in 1997 from $50,000 in 1996, primarily due to gains realized on the sales of certain investments and income from a new joint venture related to work in the Gulf of Mexico.

  Interest expense decreased to $76,000 in 1996 from $336,000 in 1995, as a result of the Company's limited borrowings under its revolving credit agreement during 1996. Interest income increased in 1996 from $221,000 in 1995, due to the Company's maintenance of an invested cash balance throughout most of 1996. In 1995, the Company was in a borrowing position under its revolving credit agreement for the majority of the year.

  INCOME TAXES
  The provision for income taxes resulted in an effective tax rate of 47% in 1997, 48% in 1996, and 43% in 1995. The difference between these percentages and the 34% statutory U.S. federal rate is attributable primarily to state and foreign income taxes and foreign withholding taxes. The 1996 provision rate was unfavorably impacted by higher foreign income taxes paid in that year. The 1995 provision rate was favorably impacted by the realization of a $600,000 tax benefit from a joint venture.

  CONTRACT BACKLOG
  The Company's funded backlog, which consists of that portion of work represented by signed contracts and for which the procuring agency has appropriated and allocated the funds to pay for the work, was $393 million at December 31, 1997, an increase from $333 million at the end of 1996. The overall increase in funded backlog is attributable to new work added and transfers from unfunded backlog during the year. With the exception of the Environmental unit, each of the Company's business units entered 1998 with higher funded backlog than at the end of 1996.

  Total backlog, which incrementally includes that portion of contract value for which options are still to be exercised (unfunded backlog), was $649 million at the end of 1997 versus $544 million at the end of 1996. All units showed higher total backlog at year-end 1997 than at year-end 1996.

  FUNDED BACKLOG - YEAR END 1997
  BUILDINGS                   33%
  CIVIL                       21%
  ENERGY                       6%
  ENVIRONMENTAL                5%
  TRANSPORTATION              35%

  LIQUIDITY AND CAPITAL RESOURCES
  Net cash provided by operating activities increased significantly in 1997 to $9.2 million, compared to $1.2 million in 1996 and $15.5 million in 1995. The 1997 improvement is mainly attributed to a combination of the Company's higher net income and the collection of retention amounts totaling $3.0 million on a significant construction project. The favorable 1995 cash flow from operations was largely related to the 19% reduction in total contract revenues for that year.

  Net cash used in investing activities was $2.5 million in 1997, compared to $3.7 million in 1996 and $2.3 million in 1995. These amounts solely comprise capital expenditures for all years. The 1997 decrease is attributable to higher 1996 expenditures for building improvements and office equipment related to the Buildings unit's 1996 relocation from Pittsburgh to Coraopolis, PA, and higher vehicle and equipment purchases during 1996 to meet the requirements of new O&M projects in the Civil unit.

  The Company did not use any cash in financing activities in 1997, compared to usage of $1.3 million in 1996 and $2.5 million in 1995. In late 1996, pursuant to an announced stock repurchase program, the Company paid $1.3 million to acquire approximately 208,000 treasury shares. In 1995, the Company totally repaid its borrowings under its revolving credit facility.

  Working capital increased to $36.2 million at December 31, 1997 from $27.4 million at December 31, 1996. This year-end improvement is attributable to the Company's overall 1997 business growth. The Company's current ratios were 1.41:1 and 1.36:1 at the end of 1997 and 1996, respectively.

  In June 1997, the Company converted its credit agreement with Mellon Bank, N.A. from secured to unsecured. The agreement continued to provide for a commitment of $25 million, which covers borrowings and letters of credit, through May 31, 2000. As of December 31, 1997, no borrowings were outstanding; however, letters of credit totaling $3.5 million were outstanding under the agreement. Management believes that the credit agreement will be adequate to meet its borrowing and letter of credit requirements for at least the next year.

  The Company is required to provide bid and performance bonding on certain construction contracts. In October 1997, the Company's available bonding line was increased from $350 million to $500 million by Travelers
  Casualty & Surety Company of America (formerly Aetna Casualty and Surety Company of America). Management believes that its bonding line will be sufficient to meet its bid and performance needs for at least the next year.

  The Company has completed a preliminary assessment of its exposures relative to the upcoming change to the 21st century. While the Company continues to modify its own noncompliant systems and equipment that are integral to its business, it is also monitoring the compliance of third parties with which it interacts. Based on information currently available, management does not believe that the incremental costs associated with Year 2000 compliance will be material to the Company's consolidated results of operations or financial position.

  Short- and long-term liquidity is dependent upon appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the oil and gas markets. Additional external factors such as price fluctuations in the energy industry and the effects of interest rates on private construction projects could affect the Company. At this time, management believes that its funds generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

   CONSOLIDATED STATEMENT OF INCOME

                                 For the years ended December 31,
                                 --------------------------------
                                     1997       1996        1995
  ------------------------------------------------------------------
                         (In thousands, except per share amounts)
  Total contract revenues         $446,432    $418,388    $354,728

  Cost of work performed           394,527     369,826     314,698
  ------------------------------------------------------------------
          Gross profit              51,905      48,562      40,030

  General and admin. expenses       43,885      40,899      34,850
  ------------------------------------------------------------------
          Income from operations     8,020       7,663       5,180

  Other income/(expense):
        Interest expense               (39)        (76)       (336)
        Interest income                552         402         221
        Other, net                     811          50          15
  ------------------------------------------------------------------
          Income before income taxes 9,344       8,039       5,080

  Provision for income taxes         4,391       3,859       2,180
  ------------------------------------------------------------------

          Net income              $  4,953    $  4,180    $  2,900
  ==================================================================

          Basic and diluted net
             income per share     $   0.60    $   0.50    $   0.35
  ==================================================================

    The accompanying notes are an integral part of this statement.

 CONSOLIDATED BALANCE SHEET
                                                  As of December 31,
                                                  ------------------
                                                  1997          1996
 ======================================================================
                                                    (In thousands)
 Assets
 ----------------------------------------------------------------------
 Current Assets
     Cash                                     $  17,302     $  10,480
     Receivables                                 80,204        69,621
     Cost of contracts in progress and
       estimated earnings, less billings         21,478        16,276
     Prepaid expenses and other                   5,799         6,370
 ----------------------------------------------------------------------
       Total current assets                     124,783       102,747
 ----------------------------------------------------------------------
 Property, Plant and Equipment, net              10,985        12,265
 ----------------------------------------------------------------------
 Other Assets
     Goodwill and other intangible assets, net    6,521         7,242
     Other assets                                 2,136         3,828
 ----------------------------------------------------------------------
       Total other assets                         8,657        11,070
 ----------------------------------------------------------------------
       TOTAL ASSETS                            $144,425      $126,082
 ======================================================================

 Liabilities and Shareholders' Investment
 ----------------------------------------------------------------------
 Current Liabilities
     Accounts payable                          $ 45,868      $ 34,960
     Accrued employee compensation                7,908         6,596
     Accrued insurance                            4,905         5,425
     Other accrued expenses                      16,879        19,045
     Excess of billings on contracts in
      progress over cost and estimated earnings  13,003         9,304
 ----------------------------------------------------------------------
       Total current liabilities                 88,563        75,330
 ----------------------------------------------------------------------
 Shareholders' Investment
     Common Stock, par value $1, authorized
      44,000,000 shares, issued 7,086,623 and
      7,055,784 shares, in 1997 and 1996,
      respectively                                7,087         7,056
     Series B Common Stock, par value $1,
      authorized 6,000,000 shares, issued
      1,343,983 and 1,348,632 shares, in 1997
      and 1996, respectively                      1,343         1,349
     Additional paid-in capital                  36,822        36,694
     Retained earnings                           11,866         6,913
     Less 206,980 and 207,560 shares of
      Common Stock in treasury, at cost, in
      1997 and 1996, respectively                (1,256)       (1,260)
 ----------------------------------------------------------------------
       Total shareholders' investment            55,862         50,752
 ----------------------------------------------------------------------
       TOTAL LIABILITIES AND SHAREHOLDERS'
        INVESTMENT                             $144,425       $126,082
 ======================================================================

  The accompanying notes are an integral part of this statement.

  CONSOLIDATED STATEMENT OF CASH FLOWS
                                          For the years ended December 31,
                                          --------------------------------
                                               1997      1996      1995
  ==========================================================================
                                                  (In thousands)
  Cash Flows from Operating Activities
  Net income                               $   4,953   $   4,180 $   2,900
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Depreciation and amortization              4,483       4,851     5,049
    Deferred income taxes                      1,827       2,629       460
    Changes in assets and liabilities:
       (Increase)/decrease in receivables
         and contracts in progress           (12,086)    (14,275)   22,909
       Decrease/(increase) in other
         net assets                              520      (3,005)    3,847
       Increase/(decrease) in accounts
          payable and accrued expenses         9,534       6,787   (19,626)
  --------------------------------------------------------------------------
         Total adjustments                     4,278      (3,013)   12,639
  --------------------------------------------------------------------------
         Net cash provided by operating
          activities                           9,231       1,167    15,539
  --------------------------------------------------------------------------
  Cash Flows from Investing Activities
    Additions to property, plant and
     equipment                                (2,533)     (3,739)   (2,294)
  --------------------------------------------------------------------------
         Net cash used in investing
          activities                          (2,533)     (3,739)   (2,294)
  --------------------------------------------------------------------------
  Cash Flows from Financing Activities
    Proceeds from exercise of stock
     options                                     124          21        --
    Repayments of revolving credit loans          --          --    (2,035)
    Repayments of other long-term debt            --         (12)     (512)
    Payments to acquire treasury stock            --      (1,260)       --
  --------------------------------------------------------------------------
         Net cash provided by/(used in)
          financing activities                   124      (1,251)   (2,547)
  --------------------------------------------------------------------------
  Net increase/(decrease) in cash              6,822      (3,823)   10,698
  --------------------------------------------------------------------------
  Cash at beginning of year                   10,480      14,303     3,605
  --------------------------------------------------------------------------
  Cash at end of year                       $ 17,302    $ 10,480  $ 14,303
  =====================================================-====================
  Supplemental Disclosure of Cash Flow Data
    Interest paid                           $     50    $     73  $    537
    Income taxes paid                       $  2,039    $    950  $  1,671
  ==========================================================================

  The accompanying notes are an integral part of this statement.
/TABLE

  CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
  ----------------------------------------------------------------------------
                                 Series B
                      Common      Common
                      Stock,      Stock,
                      Par          Par
                     Value $1    Value $1      Treasury      Additional
                    (One vote   (Ten votes   --------------  Paid-in  Retained
                     per share)  per share)  Shares  Amount  Capital  Earnings
  ============================================================================
  Bal, Dec. 31, 1994    $7,002     $1,362     --   $   --   $36,534  $  (167)
      Net income            --         --     --       --        --    2,900
      Series B Common
       Stock conversions
       to regular
       Common Stock         10        (10)    --       --        --       --
  ----------------------------------------------------------------------------
  Bal, Dec. 31, 1995     7,012      1,352     --       --    36,534    2,733
      Net income            --         --     --       --        --    4,180
      Series B Common
       Stock conversions
       to regular
       Common Stock          3         (3)    --       --        --       --
      Stock issued for
       Maguire acquisition  33         --     --       --       129       --
      Restricted stock
       issued                4         --     --       --        14       --
      Treasury stock
       purchases            --         --    208    1,260        --       --
      Stock options
       exercised             4         --     --       --        17       --
  ----------------------------------------------------------------------------
  Bal, Dec. 31, 1996     7,056      1,349    208    1,260    36,694    6,913
      Net income            --         --     --       --        --    4,953
      Series B Common
       Stock conversions
       to regular
       Common Stock          6         (6)    --       --        --       --
      Restricted stock
       issued                3         --     --       --        21       --
      Issuance of
       treasury stock       --         --     (1)      (4)        2       --
      Stock options
       exercised            22         --     --       --       102       --
      Other                 --         --     --       --         3       --
  ----------------------------------------------------------------------------
  Bal, Dec. 31, 1997    $7,087     $1,343    207   $1,256   $36,822  $11,866
  ============================================================================

  The accompanying notes are an integral part of this statement.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  PRINCIPLES OF CONSOLIDATION
  The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  ACCOUNTING FOR CONTRACTS
  Total contract revenues have been recorded on the percentage-of-completion method of accounting for the engineering and construction contracts in the Buildings, Civil, Environmental and Transportation Units. Contract revenues attributable to claims and unapproved change orders are recognized when realization is probable and the amounts can be reliably estimated. Earnings on fixed-price contracts are determined by multiplying the total estimated gross profit for the contracts by the percentage of physical completion to date (which approximates costs incurred to date in relation to total estimated costs), less earnings recognized in prior periods. Earnings under cost reimbursement contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date compare to total estimated costs. As work is performed under long-term contracts, estimates of the costs are reviewed and, when necessary, revised on a current basis. Contract costs include costs of subcontracts, direct labor, supplies and overhead. Estimated losses on contracts in progress, if significant, are recorded as they are identified.

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

  ACCOUNTING FOR JOINT VENTURES
  In the accompanying Consolidated Balance Sheet, the Company records its interest in all majority-owned construction joint ventures based on the equity method of accounting for investments. The Company's proportionate share of majority-owned construction joint venture revenue and cost of contracts is included in the accompanying Consolidated Statement of Income. The Company's investment in these joint ventures, for which the related projects are expected to be completed within one year, is included within other current assets in the accompanying Consolidated Balance Sheet.

  USE OF ESTIMATES
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of applying percentage-of-completion accounting for contracts.

  DEPRECIATION AND AMORTIZATION
  Depreciation on property, plant and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of the assets, which range from three to 31 years. Amortization of intangible assets is provided primarily on a straight-line basis over the estimated useful lives of the assets, which range from five to 10 years. Upon disposal of property items, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items and any resulting gain or loss is reflected in income.

  GOODWILL
  Goodwill, which represents the excess of cost over net assets of acquired companies, is being amortized on a straight-line basis over periods ranging from 15 to 40 years.

  EARNINGS PER COMMON SHARE
  During 1997, the Company adopted Statement of Financial Accounting
  Standards No. 128 ("SFAS 128"), "Earnings Per Share," which changes the computation and presentation of earnings per share ("EPS"). The adoption of SFAS 128 requires the presentation of both basic and diluted EPS. Basic EPS are computed using the weighted average of actual shares outstanding. Diluted EPS are computed using the sum of basic weighted average shares outstanding and the dilutive share equivalents under the Company's stock option plans. Such dilutive share equivalents are computed using the treasury stock method. In accordance with SFAS 128, previously reported EPS amounts and the weighted average shares were required to be restated; however, the adoption of this standard had no effect on the previously reported EPS amounts for 1996 and 1995.

  Basic net income per share computations are based upon weighted averages of 8,207,786, 8,372,034 and 8,363,552 shares outstanding for the years 1997,
  1996 and 1995, respectively. Diluted net income per share computations are based upon weighted averages of 8,299,083, 8,382,592 and 8,368,206 shares outstanding for the years 1997, 1996 and 1995, respectively.

  RECLASSIFICATIONS
  Certain 1996 and 1995 financial statement amounts have been reclassified to conform with 1997 classifications.

  2. CONTRACTS
  The total cost of contracts in progress (used to determine cost of work performed) plus accumulated gross profit recorded was $858,705,000 and $761,153,000 at December 31, 1997 and 1996, respectively. Billings to date on contracts in progress at December 31, 1997 and 1996 were $850,231,000 and $754,181,000, respectively.

  Trade accounts receivable totaling $12,088,000 and $11,855,000 at December 31, 1997 and 1996, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, substantially all of the retention balance at December 31, 1997 is expected to be collected in 1998.

  As of December 31, 1997 and 1996, accounts payable included amounts due to subcontractors of $8,888,000 and $8,051,000, respectively, which have been retained under contractual terms pending the completion and acceptance of the work performed by the subcontractors.

  Certain subsidiaries of the Company participate in joint ventures that are typically formed to accomplish a specific project and then dissolved upon completion of the project. The number of joint ventures in which the Company participates and the size, scope and duration of the projects vary between periods. The Company's equity investment in these joint ventures was $1,737,000 and $1,612,000 at December 31, 1997 and 1996, respectively.

  Consistent with industry practice, within each of the Company's operating units, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net underbillings reflected in the accompanying Consolidated Balance Sheet is dependent upon U.S. federal and state government appropriations.

  Internationally, the Company conducts business in certain countries where unstable governments subject the Company's related trade receivables, due from subsidiaries of major oil companies, to unique collection delays. Based upon past experience with these clients, management believes that these receivables will be fully collectible.

  3. BUSINESS SEGMENT INFORMATION
  The Company is organized into the following five market-focused business unit segments: Buildings, Civil, Energy, Environmental and Transportation.
  The following tables reflect the revenues and income from operations for the five business units (in millions):

                                1997         1996      1995
  =============================================================
  Total contract revenues
  from:
        Buildings Unit         $126.4      $127.4     $116.3
        Civil Unit              118.2       109.4       73.9
        Energy Unit              54.8        43.2       37.0
        Environmental Unit       21.5        27.3       27.7
        Transportation Unit     125.5       111.1       99.8
  -------------------------------------------------------------
            Total              $446.4      $418.4     $354.7
  =============================================================

                                1997        1996      1995
  =============================================================
  Income from
  operations from:
        Buildings Unit        $0.4         $0.9       $ 1.8
        Civil Unit             3.6          3.2        (0.6)
        Energy Unit            1.7          2.3         0.8
        Environmental Unit     0.3          0.4         1.9
        Transportation Unit    1.8          0.9         1.3
        Corporate/Insurance    0.2           --          --
  -------------------------------------------------------------
            Total             $8.0         $7.7       $ 5.2
  =============================================================

  The following represents identifiable assets (both tangible and intangible) that are associated with the operations of each business unit (in millions):

                                   1997       1996
  ============================================================
  Identifiable assets from:
        Buildings Unit           $  22.1    $  29.9
        Civil Unit                  31.7       30.7
        Energy Unit                 22.2       17.5
        Environmental Unit           3.7        5.8
        Transportation Unit         37.9       29.4
        Corporate/Insurance*        26.8       12.8
  ------------------------------------------------------------
             Total                $144.4     $126.1
  ============================================================

  *Includes primarily cash and fixed assets.

  Based on total contract revenues, the principal markets for the Company's services are as follows:

                                   1997      1996     1995
  ============================================================
  United States government         23.8%     22.5%    24.1%
  Various state governmental
   and quasi-governmental
   agencies                        40.9%     46.6%    44.4%
  Commercial, industrial
   and private clients             35.3%     30.9%    31.5%
  ============================================================

  The Company's business is substantially conducted in the U.S. No individual contract accounted for more than 10% of the Company's total contract revenues in 1997, 1996, or 1995; however, several contracts with the U.S. Department of Navy and the State of Illinois provided 10.9% and 10.5%, respectively, of the Company's total contract revenues in 1995.

  4. PROPERTY, PLANT AND EQUIPMENT
  Property, plant and equipment consists of the following (in thousands):

                                     1997           1996
  ============================================================
  Land                            $    552       $    693
  Buildings and improvements         6,388          6,345
  Equipment and vehicles            32,319         30,873
  ------------------------------------------------------------
         Total, at cost             39,259         37,911
  ------------------------------------------------------------
  Less - Accumulated depreciation   28,274         25,646
  ------------------------------------------------------------
          Net property, plant
           and equipment           $10,985        $12,265
  ============================================================

  5. GOODWILL AND OTHER INTANGIBLE ASSETS
  Goodwill and other intangible assets consist of the following (in thousands):

                                              1997        1996
  =================================================================
  Goodwill, net of accumulated
    amortization of $2,437,000 and
    $2,005,000, respectively                  $5,078       $5,297
  Other intangible assets, net of
    accumulated amortization of
    $1,817,000 and $2,157,000,
    respectively                               1,443        1,945
  ------------------------------------------------------------------
         Net intangible assets                $6,521       $7,242
  ==================================================================

  6. LONG-TERM DEBT AND BORROWING AGREEMENTS
  In June 1997, the Company entered into an unsecured credit agreement (the "Agreement") with Mellon Bank, N.A. (the "Bank"). The Agreement provides for a commitment of $25 million through May 31, 2000. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit.

  As of December 31, 1997, no borrowings were outstanding; however, letters of credit totaling $3,517,000 were outstanding under the Agreement.

  The Agreement provides for the Company to borrow at the Bank's prime interest rate or at other indexed rates that may be lower, and for the Company to meet certain cash flow, leverage, interest coverage and tangible net worth requirements. Under the Agreement, the Company pays the Bank commitment fees of 3/8% per year based on the unused portion of the commitment.

  The Company did not borrow under the Agreement during 1997. For the period during 1996 in which the Company was in a net borrowing position, the average daily balance outstanding was $324,000 at a weighted average rate of 8.5%. The proceeds of the 1996 loans under the Agreement were used for various working capital requirements.

  7. CAPITAL STOCK
  During 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock in the open market. During 1996, the Company repurchased 207,560 treasury shares of common stock at market prices ranging from $5.63 to $6.25 per share, for a total price of $1,260,000.

  The Company's Articles of Incorporation authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 1997, there were no shares of such Preferred Stock outstanding.

  8. LEASE COMMITMENTS
  Rent expense under noncancelable leases was $10,364,000 in 1997, $9,972,000 in 1996 and $8,388,000 in 1995.

  Minimum annual rentals payable under noncancelable leases in each of the five years after December 31, 1997 are $10,436,000, $8,203,000, $6,550,000,
  $4,467,000 and $1,726,000, respectively. These noncancelable leases relate to office space, computer equipment, office equipment and vehicles, with lease terms ranging from one to 10 years.

  9. INCOME TAXES
  The provision for income taxes consisted of the following (in thousands):

                                        1997     1996     1995
  ================================================================
  Current income taxes:
        Federal                       $1,401   $  (176)   $   --
        State                            139        --       837
        Foreign                        1,024     1,406       883
  ----------------------------------------------------------------
         Total current
          income taxes                 2,564     1,230     1,720
  ----------------------------------------------------------------

  Deferred income taxes:
        Federal                        1,705     2,538       994
        State                            122        91      (534)
  ----------------------------------------------------------------
         Total deferred
          income taxes                 1,827     2,629       460
  ----------------------------------------------------------------
         Total provision for
          income taxes                $4,391    $3,859    $2,180
  ================================================================

  The following is a reconciliation of income taxes at the federal statutory rate to income taxes recorded by the Company (in thousands):

                                     1997       1996        1995
  ================================================================
  Computed income
    taxes at U.S. federal
    statutory rate                  $3,177     $2,733     $1,727
  Foreign taxes, net of
    federal income tax
    benefit                            676        928        583
  State income taxes,
    net of federal income
    tax benefit                        172         61        153
  Nondeductible charges                300        249        246
  Realization of
    tax benefit                         --         --       (600)
  Other, net                            66       (112)        71
  ----------------------------------------------------------------
    Total provision for
     income taxes                   $4,391     $3,859     $2,180
  ================================================================

  The domestic and foreign components of income before income taxes are as follows (in thousands):

                   1997      1996      1995
  ============================================
  Domestic        $7,148    $3,530    $2,816
  Foreign          2,196     4,509     2,264
  --------------------------------------------
     Total        $9,344   $ 8,039    $5,080
  ============================================

  The components of the Company's deferred income tax assets and liabilities at December 31, 1997 and 1996 are as follows (in thousands):

                                             1997         1996
  ===============================================================
  Deferred income tax assets:
    Deductible temporary differences:
     Provision for expenses and losses     $ 2,227       $3,098
     Contract overbillings                     705          633
     Federal tax operating loss
      carryforward                              98          808
     Accrued vacation pay                    1,404        1,255
     Fixed and intangible assets               795          724
     Other                                     516          570
  ---------------------------------------------------------------
      Total deferred income tax assets       5,745        7,088
  ---------------------------------------------------------------

  Deferred income tax liabilities:
     Contract underbillings                 (6,159)      (5,692)
  ---------------------------------------------------------------
      Total deferred income liabilities     (6,159)      (5,692)
      Net deferred tax
       (liability)/asset                  $   (414)      $1,396
  ===============================================================

  As of December 31, 1997, the Company had a U.S. net operating loss carryforward of $288,000. This carryforward expires in the year 2010.

  The Company's U.S. income tax returns have been examined and accepted by the Internal Revenue Service for the years 1990 through 1994. Management believes that adequate provisions have been made for income taxes at December 31, 1997.

  10. CONTINGENCIES
  The Company is self-insured for its primary layer of professional liability insurance through a wholly-owned captive insurance subsidiary. The secondary layer of the professional liability insurance continues to be provided, consistent with industry practice, under a "claims-made" insurance policy placed with an independent insurance company. Under claims-made policies, coverage must be in effect when a claim is made. This insurance is subject to standard exclusions.

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

  In the Company's ordinary course of business, many of its public contracts are subject to recurring audits by the Defense Contract Audit Agency ("DCAA") and other governmental entities. During 1997, DCAA commenced an audit of certain contracts for the years 1992 through 1995. DCAA has not yet issued its preliminary audit report and, at this time, management is unable to determine the significance, if any, of this matter.

  At December 31, 1997, certain subcontractors performing work on uncompleted Company and joint-venture construction contracts and certain contractors on construction management projects had not been required to furnish performance bonds. In the opinion of management, provision has been made for all costs that will be incurred as a result of such contractors not performing in accordance with their agreements.

  11. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST
  The Company maintains a defined contribution retirement program through an Employee Stock Ownership Plan ("ESOP"), in which substantially all employees are eligible to participate. In addition to providing a vehicle for investment in Company stock, the ESOP offers participants several other investment options. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches 100% of the first 5% of eligible salary contributed by participants. Beginning in February 1998, the Company will match 100% of the first 5-1/2% of eligible salary contributed by participants. Effective in July 1997, participants were enabled to direct not less than 50% of the Company's matching contributions to be invested in Michael Baker Corporation Common Stock, with the remaining 50% being available to invest in Baker Common Stock or mutual funds, as directed by the participants. Prior to July 1997, the Company's matching contributions were required to be invested 100% in Baker Common Stock. Company contributions under this program amounted to $3,321,000, $3,306,000 and $2,912,000 in 1997, 1996 and 1995, respectively.

  As of December 31, 1997, the market value of all ESOP investments was $79,248,000, of which 47% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 45% of the shares and 72% of the voting power for the outstanding Common Stock and Series B Common Stock of the Company at the end of 1997.

  12. STOCK OPTION PLANS
  As of December 31, 1997, the Company has two fixed stock option plans. Under the 1995 Stock Incentive Plan (the "Plan"), the Company may grant options for an aggregate of 500,000 shares of Common Stock to key employees. Under the 1996 Nonemployee Directors' Stock Incentive Plan (the "Directors Plan"), the Company may grant options for an aggregate of 150,000 shares of Common Stock to nonemployee board members. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. One-fourth of the options granted become immediately vested, and the remaining three-fourths vest in annual one-fourth increments under the Plan, while the options under the Directors Plan are fully vested at date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

  Under the Directors Plan, each nonemployee director was issued 500 restricted shares of common stock for a total of 4,500 and 3,500 shares of restricted stock issued in 1997 and 1996, respectively. Restrictions on the shares expire two years after the issue date.

  The following table summarizes all stock option activity for both plans in 1997 and 1996:

                                                Average
                                     Shares     exercise
                                     subject     price
                                    to option   per share
  -------------------------------------------------------
  Balance at December 31, 1995       151,788    $  5.00
   Options granted                    67,947    $  4.83
   Options exercised                  (4,125)   $  5.00
   Options forfeited                 (20,918)   $  4.97
  -------------------------------------------------------
  Balance at December 31, 1996       194,692    $  4.94
   Options granted                   179,593    $  6.90
   Options exercised                 (22,690)   $  5.48
   Options forfeited                 (10,581)   $  5.76
  -------------------------------------------------------
  Balance at December 31, 1997       341,014    $  5.92
  =======================================================

  The following table summarizes information about stock options outstanding under both plans as of December 31, 1997:

   Options        Exercise     Outstanding    Average     Exercisable
  granted in      price         options       life*        options
  -------------------------------------------------------------------
  Jan. 1995       $5.00         114,319        7.0         85,962
  Feb. 1996       $4.81          51,596        8.2         25,902
  May 1996        $5.03           6,000        8.4          6,000
  Feb. 1997       $6.91         161,099        9.2         36,678
  May 1997        $6.84           8,000        9.4          8,000
  -------------------------------------------------------------------
      Total                     341,014        8.3        162,542
  ===================================================================

  *Average life remaining in years

  During 1996, the Company adopted Statement of Financial Accounting
  Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," for disclosure purposes only. As allowed under SFAS 123, the Company continues to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in its accounting for stock-based compensation plans. Accordingly, no compensation cost was recognized in 1997 and 1996. If compensation costs for the Company's stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, the Company's net income and diluted net income per share amounts would have been reduced.

  The Company's pro forma net income amounts would have been $4,725,000, $4,077,000 and $2,763,000 for the years ended December 31, 1997, 1996 and
  1995, respectively. The Company's pro forma diluted net income per share would have been $0.57, $0.49 and $0.33 for the years ended December 31, 1997, 1996 and 1995, respectively.

  The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model with certain assumptions. The key assumptions used include a weighted average risk-free interest rate of 7.0%, weighted average expected volatility of 51.8%, an expected option life of 6 years, and a 0% expected dividend yield.

  13. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
  The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 1997:

                              1997 - Three Months Ended
      (In thousands)        March 31    June 30    Sept. 30    Dec.31
  ======================================================================
  Total contract revenues     $94,092   $105,477  $116,627    $130,236
  Gross profit                 10,876     12,914    13,413      14,702
  Income before income taxes    1,109      2,634     2,942       2,659
  Net income                      577      1,369     1,530       1,477
  Diluted net income
   per common share           $  0.07   $   0.17  $   0.18    $   0.18
  ======================================================================

                                    1996 - Three Months Ended
      (In thousands)        March 31    June 30    Sept. 30     Dec. 31
  ======================================================================
  Total contract revenues     $84,019   $102,996  $114,710    $116,663
  Gross profit                 10,406     12,214    12,370      13,572
  Income before income taxes      948      2,393     2,333       2,365
  Net income                      512      1,292     1,260       1,116
  Diluted net income
   per common share           $  0.06   $   0.15  $   0.15    $   0.13
  ======================================================================

  REPORT OF INDEPENDENT ACCOUNTANTS
  To the Shareholders and Board of Directors of Michael Baker Corporation:

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' investment and of cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



  /s/ Price Waterhouse LLP
  ------------------------
  Price Waterhouse LLP
  Pittsburgh, Pennsylvania
  February 3, 1998







  SUPPLEMENTAL FINANCIAL INFORMATION
  Market Information - Common Shares
  The principal on which the Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 1997 and 1996 were as follows:

                        1997                               1996
  ----------------------------------------------------------------------------
        First   Second   Third   Fourth      First   Second   Third   Fourth
  ============================================================================
  High  7 11/16   7 3/8   10 5/8   11 5/8     5 3/8    5 3/4   5 5/16   6 7/16
  Low   6 3/8     6 1/2    6 3/4    9         4 5/16   4 3/4   4 9/16   4 3/4
  ============================================================================