Form 10-K, Exhibit 13
period 1998-12-31
BAKER MICHAEL CORP
filed 1999-04-29
CIK 9263

                                                                    Exhibit 13.1
SELECTED FINANCIAL DATA

                              1998       1997       1996      1995      1994
================================================================================
                                (In thousands, except per share information)
RESULTS OF OPERATIONS
Total contract revenues     $521,271   $446,432   $418,388  $354,728  $437,193
Operating income/(loss)       (1,667)     8,020      7,663     5,180    (9,097)
Net income/(loss)             (2,419)     4,953      4,180     2,900    (7,945)
Diluted net income/(loss)
 per share                  $  (0.30)  $   0.60   $   0.50  $   0.35  $  (0.95)
Return on average equity        (4.4)%      9.3%       8.5%      6.3%    (16.3)%

FINANCIAL CONDITION
Total assets                $151,861   $144,425   $126,082  $117,376  $134,794
Working capital             $ 31,855   $ 36,220   $ 27,417  $ 25,186  $ 22,391
Current ratio                   1.36       1.41       1.36      1.36      1.26
Long-term debt              $  3,138   $     --   $     --  $     --  $  3,960
Shareholders' investment      52,862     55,862     50,752    47,631    44,731
Book value per
 outstanding share              6.47       6.79       6.19      5.70      5.35
Year-end closing
 share price                $   9.75   $   9.75   $   6.38  $   5.00  $   3.75

CASH FLOW
Cash provided by/(used
 in) operating activities   $ (1,379)  $  7,803   $  1,167  $ 15,539  $  5,415
Cash used in investing
 activities                  (11,416)    (2,533)    (3,739)   (2,294)   (5,436)
Cash provided by/(used in)
 financing activities          1,935        124     (1,251)   (2,547)   (1,477)
--------------------------------------------------------------------------------
Increase/(decrease)
 in cash                    $(10,860)  $  5,394   $ (3,823) $ 10,698  $ (1,498)

BACKLOG
Funded                      $447,600   $393,200   $332,800  $299,900  $283,300
Total                       $735,300   $648,700   $543,700  $507,800  $468,300

SHARE INFORMATION
Year-end shares
 outstanding                   8,166      8,224      8,197     8,364     8,364
Average diluted shares
 outstanding during year       8,178      8,299      8,383     8,368     8,364
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

As discussed more fully in Note 2 to the consolidated financial statements, during the fourth quarter of 1998, the Company recorded losses totaling $10.9 million related to a construction project being performed by Baker Mellon Stuart Construction, Inc. ("BMSCI") for Universal City Development Partners ("UCDP") at the Universal Studios theme park in Orlando, Florida. Other BMSCI-related charges totaling $2.8 million were also recorded during the fourth quarter of 1998. Following these charges, the Company determined during the first quarter of 1999 that it will no longer participate in low-bid, high-risk construction projects for buildings or transportation infrastructure. Accordingly, the general construction activities of the Company's Buildings unit have been restructured, and its Transportation Construction (heavy and highway) business will be sold. In connection with this restructuring, the Company recorded a charge of $0.8 million during the first quarter of 1999.

Total Contract Revenues

Total contract revenues reached a record $521 million in 1998, up from $446 million in 1997. All of the Company's business units posted revenue improvements for 1998. The Buildings, Transportation, Energy and Civil units recorded the largest increases of $25 million, $22 million, $14 million and $13 million, respectively. In the Buildings unit, the UCDP project accounted for $60 million of revenues (or 11.5% of revenues for the Company) in 1998 versus only $17 million in 1997. Nearly equal revenue growth in each of the engineering and construction divisions contributed to the Transportation unit's improvement. International growth, including that from a new consolidated joint venture which provides operations and maintenance ("O&M") services to BP Amoco in Venezuela, caused the increase in the Energy unit. The Civil unit's improvement principally resulted from higher revenues on new O&M contracts in its Baker Support Services, Inc. ("BSSI") division.

For 1997, total contract revenues increased from $418 million in 1996. The Transportation, Energy and Civil units recorded the largest revenue increases of $14 million, $12 million and $9 million, respectively. Revenue growth from new heavy and highway construction work, particularly in Chicago, accounted for the Transportation unit's improvement, while the Energy unit's offshore platform operations in the Gulf of Mexico fueled its growth. The Civil unit's net increase again resulted from higher revenues on new O&M contracts in its BSSI division, despite lower revenues in its engineering division due to the 1997 completion of its significant project in Mexico.

    TOTAL CONTRACT REVENUES - 1998
    A.  Buildings        29%
    B.  Civil            25%
    C.  Energy           13%
    D.  Environmental     5%
    E.  Transportation   28%

Gross Profit

Gross profit  decreased to $47.2 million in 1998 from $51.9 million in 1997. As a percentage of total contract revenues, gross profit declined to 9% in 1998 compared to 12% in 1997. Both overall decreases are directly attributable to the construction project charges totaling $13.7 million recorded in the Buildings unit during the fourth quarter of 1998. The gross profit percentage increased for all of the Company's business units except for the Civil unit, which remained relatively flat, and the Buildings unit. The Energy and Transportation units registered the most significant overall improvements in 1998. The Energy unit's international growth, particularly in Venezuela, raised its gross profit percentage. Both the engineering and construction operations in the Transportation unit contributed to its improvement, with the engineering side providing the greater increase due to higher profitability from several new projects on which work commenced during 1998. After excluding the aforementioned 1998 construction losses, the Buildings unit's gross profit percentage still would have been lower for 1998 as the result of its completion of certain more profitable construction projects in late 1997 and early 1998.

For 1997, gross profit increased from $48.6 million in 1996. As a percentage of total contact revenues, gross profit remained relatively constant at 12% in both 1997 and 1996. The gross profit percentage increased in 1997 for all of the Company's business units except the Energy unit. The Civil and Transportation units registered the most significant improvements in 1997. While the Civil unit raised the gross profit percentages for both its engineering and O&M businesses, the recovery in the Transportation unit was attributable to its unfavorable performance on certain construction projects during 1996. The percentage decrease in the Energy unit resulted primarily from lower margins associated with its new work added in 1997.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses increased to $48.9 million in 1998 from $43.9 million in 1997. The 1998 increase principally reflected an investment in technological support costs, entry into new transportation markets, additional support costs related to the Energy unit's consolidated joint venture in Venezuela, and higher international marketing costs. Expressed as a percentage of total contract revenues, SG&A expenses decreased slightly to 9.4% in 1998 from 9.8% in 1997.

SG&A expenses increased in 1997 from $40.9 million in 1996. The 1997 increase principally reflected international marketing costs and the Energy unit's investment in the Venezuela market. Expressed as a percentage of total contract revenues, SG&A expenses remained constant at 9.8% in both 1997 and 1996.

Other Income and Expense

Interest income decreased to $439,000 in 1998 from $552,000 in 1997, due to the combination of a lower daily average investment amount and slightly lower interest rates in 1998. Other income decreased to $42,000 in 1998 from $811,000 in 1997, primarily due to 1998 expense related to the minority interest in the income of a consolidated Energy unit joint venture and 1997 gains realized on the sales of certain investments. Interest expense increased to $145,000 in 1998 from $39,000 in 1997 as the result of financing the purchase of certain heavy and highway construction equipment during the second half of 1998.

Interest income increased in 1997 from $402,000 in 1996, due to the combination of a higher daily average investment amount and slightly higher interest rates in 1997. Other income increased in 1997 from $50,000 in 1996, primarily due to gains realized on the sales of certain investments and equity income from a another Energy unit joint venture related to work in the Gulf of Mexico.

Income Taxes

The provision for income taxes resulted in an effective tax rate of (82)% in 1998, 47% in 1997, and 48% in 1996. The difference between these percentages and the 34% statutory U.S. federal rate is attributable primarily to state and foreign income taxes and foreign withholding taxes. The income tax expense for 1998 results from certain foreign and state taxes that cannot be offset against tax benefits derived from other jurisdictions, despite the Company's consolidated pre-tax loss. The 1996 provision rate was unfavorably impacted by higher foreign income taxes paid in that year.

CONTRACT BACKLOG

The Company's funded backlog, which consists of that portion of uncompleted work represented by signed contracts and for which the procuring agency has appropriated and allocated the funds to pay for the work, was $448 million at December 31, 1998, an increase from $393 million at the end of 1997. The overall increase in funded backlog is attributable to new work added and transfers from unfunded backlog during the year.

Total backlog, which incrementally includes that portion of contract value for which options are still to be exercised (unfunded backlog), was $735 million at the end of 1998 versus $649 million at the end of 1997. With the exception of the Civil and Buildings units, each of the Company's business units entered 1999 with higher funded and total backlog than at the end of 1997.

With reference to the Company's restructuring announced in April 1999, funded backlog related to the businesses that will be continued by the Company was $300 million and $252 million, and total backlog was $587 million and $508 million, as of year-end 1998 and 1997, respectively.

    FUNDED BACKLOG - YEAR END 1998
    A.  Buildings         8%
    B.  Civil            15%
    C.  Energy           17%
    D.  Environmental     5%
    E.  Transportation   55%

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was $1.4 million in 1998, compared to cash provided by operating activities of $7.8 million in 1997 and $1.2 million in 1996. The decrease for 1998 was primarily related to the Company's 1998 net loss. The 1997 improvement was mainly attributed to a combination of the Company's higher net income and the collection of retention amounts totaling $3.0 million on a significant construction project in the Buildings unit.

Net cash used in investing activities was $11.4 million in 1998, compared to $2.5 million in 1997 and $3.7 million in 1996. These amounts solely comprise capital expenditures in 1996 and 1997, but the 1998 amount also includes $0.8 million paid during the fourth quarter of 1998 relative to the acquisition of GeoResearch, Inc. The 1998 capital expenditures totaling $10.6 million include computer equipment and software purchases totaling $3.9 million as compared with $1.4 million in 1997. During 1997 and 1996, the Company acquired most of its computer equipment under operating leases, but converted to the purchase of computer equipment for economic reasons in 1998. An additional $3.5 million of the 1998 expenditures is attributable to the purchase of heavy and highway construction equipment needed for new projects added during 1998. These factors account for the majority of the 1998 increase in capital expenditures. The 1997 decrease is attributable to higher 1996 expenditures for building improvements and office equipment related to the Buildings unit's 1996 relocation from

Pittsburgh to Coraopolis, PA, and higher vehicle and equipment purchases during 1996 to meet the requirements of new BSSI O&M projects in the Civil unit.

Net cash provided by financing activities was $1.9 million in 1998 and $0.1 million in 1997, compared to cash used in financing activities of $1.3 million in 1996. The 1998 proceeds from long-term debt related entirely to the aforementioned purchase of heavy and highway construction equipment, while the repayments of long-term debt correlate to both the financed construction equipment and the 1998 subsidiary acquisition. In late 1996, pursuant to an announced stock repurchase program, the Company paid $1.3 million to acquire 207,560 treasury shares. In 1998, the Company paid $0.8 million for an additional 96,379 treasury shares under this program.

Working capital decreased to $31.9 million at December 31, 1998 from $36.2 million at December 31, 1997. The Company's current ratios were 1.36:1 and 1.41:1 at the end of 1998 and 1997, respectively. Both the working capital and current ratio at year-end 1998 were negatively impacted by the Buildings unit's construction-related charges recorded during the fourth quarter of 1998.

In July 1998, the Company extended the term of its unsecured credit agreement with Mellon Bank, N.A. through May 31, 2001. This agreement provides for a commitment of $25 million, which covers borrowings and letters of credit. As of December 31, 1998, no borrowings were outstanding; however, letters of credit totaling $1.8 million were outstanding under the agreement. Management believes that the credit agreement will be adequate to meet its borrowing and letter of credit requirements for at least the next year.

The Company is required to provide bid and performance bonding on certain construction contracts, and has a $500 million bonding line available through Travelers Casualty & Surety Company of America. Based on the Company's plan of restructuring announced in April 1999, management believes that its bonding line will be sufficient to meet its bid and performance needs for at least the next year.

Short- and long-term liquidity is dependent upon appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the oil and gas markets. Additional external factors such as price fluctuations in the energy industry could affect the Company. The new federal transportation legislation (TEA-21) will provide a significant increase in funding for transportation infrastructure projects in 1999 and beyond. At this time, management believes that its funds generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

YEAR 2000 COMPLIANCE

The Company has completed an assessment of its information systems relative to the arrival of the 21st century. For internal systems, the Company generally utilizes modern technologies supplied and supported by leading hardware and software providers suited to Baker's areas of business. Year 2000 compliance is primarily being achieved through the normal and recurring process of system upgrades, the software costs of which are covered under related maintenance agreements.

Vendors have asserted that the financial and project management systems for the Company's engineering and construction businesses, its BSSI subsidiary, and one of two such systems in the Energy unit are Year 2000 compliant. The other Energy unit system is currently being assessed and scheduled to be compliant by the end of the third quarter of 1999. Over 90% of the Company is served by a human resources system which the vendor has stated to be Year 2000 compliant. Validation testing of the Company's financial, project management and human resources systems is expected to be completed during the second and third quarters of 1999.

The Company's interrelated systems (e.g., e-mail, file sharing) are linked by a network of servers. Upgrades to compliant versions are already in place for approximately 95% of the network. The remaining servers are scheduled to be upgraded to compliant versions or merged with existing compliant servers during the second quarter of 1999. The Company is in the process of evaluating other less critical operational support systems being used in all business units (e.g., mapping, CADD, cost estimating, databases, spreadsheets, and specialized and customized software) to identify any remaining issues for resolution. Any related issues are scheduled for resolution during the second and third quarters of 1999. Normal end-user computing needs were addressed with BIOS testing of all personal computers and a review of the operating systems and software packages. Patches and upgrade needs have been identified and are being applied with a scheduled completion date during the third quarter of 1999.

The Company is a service-based organization and, as such, has little reliance on embedded technology (e.g., microcontrollers) for its key business processes. The relevance of embedded technology is limited to such items as elevators, HVAC, security, etc., which are components of the Company's leased facilities. Embedded technology is also integral to some client facilities which the Company operates and maintains under customer contracts. Responsibility for the Year 2000 compliance of such facilities rests with the customers.

To assess the Year 2000 compliance of significant third parties, the Company has initiated a survey process to gather and evaluate information from significant business customers, vendors and subcontractors. Mailing of the survey was completed during the first quarter of 1999. The majority of responses are expected to be received by the end of the second quarter of 1999. The Company will continue to evaluate the readiness of its key suppliers and customers with follow-up requests to non-respondents and respondents that are not yet compliant; such requests will continue through the end of 1999.

Management currently believes that its "most reasonably likely worst case Year 2000 scenario" poses the potential for payment delays from some customers, including agencies of the U.S. federal government, due to their lack of readiness for the new century. A formal assessment of the potential impact of this scenario has not yet been evaluated and is dependent upon the completion of the aforementioned customer survey process.

Based on the customer survey results, the Company will also enhance its existing disaster recovery plans to include assessments of potential Year 2000 impacts. These contingency plans will address both internal factors related to staff, computer systems and facilities, as well as external factors related to suppliers, customers and service providers. The Company expects to have all necessary contingency plans in place by the end of 1999.

Based upon information currently available, management does not believe that the estimated incremental costs associated with Year 2000 compliance will be material to the Company's consolidated results of operations or financial position.

CONSOLIDATED STATEMENT OF INCOME

                                             For the years ended December 31,
                                               1998       1997         1996
================================================================================
                                        (In thousands, except per share amounts)
--------------------------------------------------------------------------------
Total contract revenues                        $521,271   $446,432     $418,388

Cost of work performed                          474,027    394,527      369,826
--------------------------------------------------------------------------------
        Gross profit                             47,244     51,905       48,562

Selling, general and administrative expenses     48,911     43,885       40,899
--------------------------------------------------------------------------------
        Income/(loss) from operation             (1,667)     8,020        7,663

Other income/(expense):
      Interest income                               439        552          402
      Interest expense                             (145)       (39)         (76)
      Other, net                                     42        811           50
--------------------------------------------------------------------------------

        Income/(loss) before income              (1,331)     9,344        8,039

Provision for income taxes                        1,088      4,391        3,859
--------------------------------------------------------------------------------
        Net income/(loss)                      $ (2,419)  $  4,953     $  4,180
================================================================================


        Basic and diluted net
           income/(loss) per share             $  (0.30)  $   0.60     $   0.50
================================================================================

The accompanying notes are an integral part of this statement.

CONSOLIDATED BALANCE SHEET
                                                 As of December 31,
                                                 1998         1997
================================================================================
                                                 (In thousands)
Assets
--------------------------------------------------------------------------------
Current Assets
   Cash                                       $   5,014    $  15,874
   Receivables                                   82,672       81,632
   Cost of contracts in progress and
    estimated earnings, less billings            22,407       21,478
   Prepaid expenses and other                    10,192        5,799
--------------------------------------------------------------------------------
     Total current assets                       120,285      124,783
--------------------------------------------------------------------------------
Property, plant and equipment, net               17,458       10,985
--------------------------------------------------------------------------------
Other Assets
   Goodwill and other intangible assets, net      7,507        6,521
   Other assets                                   6,611        2,136
--------------------------------------------------------------------------------
     Total other assets                          14,118        8,657
--------------------------------------------------------------------------------
     TOTAL ASSETS                             $ 151,861    $ 144,425
================================================================================

Liabilities and Shareholders' Investment
--------------------------------------------------------------------------------
Current Liabilities
   Accounts payable                           $  43,356    $  45,868
   Accrued employee compensation                  9,141        9,987
   Accrued insurance                              6,155        4,905
   Other accrued expenses                        20,210       14,800
   Excess of billings on contracts in
    progress over cost and estimated earnings     9,568       13,003
--------------------------------------------------------------------------------
     Total current liabilities                   88,430       88,563
--------------------------------------------------------------------------------
Other Liabilities
    Notes payable                                 3,138           --
    Other                                         7,431           --
--------------------------------------------------------------------------------
     Total liabilities                           98,999       88,563
================================================================================

Shareholders' Investment
   Common Stock, par value $1, authorized
    44,000,000 shares, issued 7,150,179 and
    7,086,623 shares, in 1998 and 1997,
    respectively                                  7,150        7,087
   Series B Common Stock, par value $1,
    authorized 6,000,000 shares, issued
    1,319,114 and 1,343,983 shares, in 1998
    and 1997, respectively                        1,319        1,343
   Additional paid-in capital                    37,002       36,822
   Retained earnings                              9,447       11,866
   Less 303,359 and 206,980 shares of
    Common Stock in treasury, at cost, in
    1998 and 1997, respectively                  (2,056)      (1,256)
--------------------------------------------------------------------------------
    Total shareholders' investment               52,862       55,862
--------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS'
     INVESTMENT                               $ 151,861    $ 144,425
================================================================================

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS
                                              For the years ended December 31,
                                                1998        1997        1996
================================================================================
                                                     (In thousands)
Cash Flows from Operating Activities
Net income/(loss)                            $ (2,419)   $  4,953    $  4,180
Adjustments to reconcile net income/(loss)
 to net cash provided by/(used in)
 operating activities:
  Depreciation and amortization                 5,049       4,483       4,851
  Deferred income taxes                          (695)      1,827       2,629
  Changes in assets and liabilities,
   net of acquisition:
     Increase in receivables
      and contracts in progress                (8,276)    (13,514)    (14,275)
     Increase in accounts payable
      and accrued expenses                      9,216       9,534       6,787
     (Increase)/decrease in other
      net assets                               (4,254)        520      (3,005)
--------------------------------------------------------------------------------
      Total adjustments                         1,040       2,850      (3,013)
--------------------------------------------------------------------------------
       Net cash provided by/(used
        in) operating activities               (1,379)      7,803       1,167
--------------------------------------------------------------------------------
Cash Flows from Investing Activities
  Additions to property, plant and
   equipment                                  (10,573)     (2,533)     (3,739)
  Investment in GeoResearch, Inc.                (843)         --          --
--------------------------------------------------------------------------------
       Net cash used in investing
        activities                            (11,416)     (2,533)     (3,739)
--------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Proceeds from long-term debt                  3,516          --          --
  Repayments of long-term debt                   (964)         --         (12)
  Proceeds from exercise of stock
   options                                        183         124          21
  Payments to acquire treasury stock             (800)         --      (1,260)
--------------------------------------------------------------------------------
       Net cash provided by/(used in)
        financing activities                    1,935         124      (1,251)
--------------------------------------------------------------------------------
Net increase/(decrease) in cash               (10,860)      5,394      (3,823)
Cash at beginning of year                      15,874      10,480      14,303
--------------------------------------------------------------------------------
Cash at end of year                          $  5,014    $ 15,874    $ 10,480
================================================================================
Supplemental Disclosure of Cash Flow Data
    Interest paid                            $    165    $     50    $     73
    Income taxes paid                        $  2,588    $  2,039    $    950
================================================================================

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
--------------------------------------------------------------------------------
                                   Series B
                         Common    Common
                         Stock     Stock        Treasury     Additional
                         Par       Par       --------------   Paid-in   Retained
(In Thousands)           Value $1  Value $1  Shares  Amount   Capital   Earnings
================================================================================
Balance, Dec. 31, 1995   $7,012    $1,352      --   $    --   $36,534   $ 2,733
    Net income               --        --      --        --        --     4,180
    Series B Common
     Stock conversions
     to Common Stock          3        (3)     --        --        --        --
    Stock issued for
     Maguire acquisition     33        --      --        --       129        --
    Restricted stock
     issued                   4        --      --        --        14        --
    Treasury stock
     purchases               --        --     208     1,260        --        --
    Stock options
     exercised                4        --      --        --        17        --
--------------------------------------------------------------------------------
Balance, Dec. 31, 1996    7,056     1,349     208     1,260    36,694     6,913
    Net income               --        --      --        --        --     4,953
    Series B Common
     Stock conversions
     to Common Stock          6        (6)     --        --        --        --
    Restricted stock
     issued                   3        --      --        --        21        --
    Issuance of
     Treasury stock          --        --      (1)       (4)        2        --
    Stock options
     exercised               22        --      --        --       102        --
    Other                    --        --      --        --         3        --
--------------------------------------------------------------------------------
Balance, Dec. 31, 1997    7,087     1,343     207     1,256    36,822    11,866
Net income                   --        --      --        --        --    (2,419)
    Series B Common
     Stock conversions
     to Common Stock         24       (24)     --        --        --        --
    Restricted stock
     issued                   4        --      --        --        32        --
    Treasury stock
     purchases               --        --      96       800        --        --
    Stock options
     exercised               35        --      --        --       148        --
--------------------------------------------------------------------------------
Balance, Dec. 31, 1998   $7,150    $1,319     303    $2,056   $37,002   $ 9,447
================================================================================

The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, and joint ventures over which it maintains control. All intercompany accounts and transactions have been eliminated in consolidation.

Accounting  for  Contracts
Total contract revenues have been recorded on the percentage-of-completion method of accounting for the majority of engineering and construction contracts in the Buildings, Civil, Environmental and Transportation units. Contract revenues attributable to claims and unapproved change orders are recognized when realization is probable and the amounts can be reliably estimated. Earnings on fixed-price contracts are determined by multiplying the total estimated gross profit for the contracts by the percentage of physical completion to date (which approximates costs incurred to date in relation to total estimated costs), less earnings recognized in prior periods. Earnings under cost reimbursement contracts are principally recorded as costs are incurred. In the event that legal costs are expected to be incurred in connection with defending the Company's position related to claims or litigation on projects, such costs are accrued at the time they are probable of being incurred and reasonably estimable. As work is performed under long-term contracts, estimates of the costs are reviewed and, when necessary, revised on a current basis. Contract costs include costs of subcontracts, direct labor, supplies and overhead. Estimated losses on contracts in progress, if significant, are recorded as they are identified.

Total contract revenues for the operations and maintenance contracts within the Civil and Energy units are primarily recognized as related services are provided. The Civil unit's government contracts are typically binding on the Company for a multi-year period and are renewable at the option of the respective government agency. Modifications to contract terms that result in retroactive adjustments to contract revenues are recognized when realization is probable.

Accounting for Joint Ventures
In the accompanying Consolidated Balance Sheet, the Company records its interest in all majority-owned, project-specific joint ventures based on the equity method of accounting for investments. The Company's proportionate share of majority-owned, project-specific joint venture revenue and cost of contracts is included in the accompanying Consolidated Statement of Income. The Company's investment in these joint ventures, for which the related projects are expected to be completed within one year, is included within other current assets in the accompanying Consolidated Balance Sheet.

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

Cash and Cash  Equivalents
Cash and cash equivalents include cash on hand or deposit and other highly liquid instruments with original maturities of three months or less. Any net outstanding checks within banking institutions are reclassified as accounts payable; such amount totaled $9,141,000 at December 31, 1998.

Depreciation and Amortization
Depreciation on property, plant and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of the assets, which range from 3 to 31 years. Amortization of intangible assets is provided primarily on a straight-line basis over the estimated useful lives of the assets, which range from 5 to 10 years. Upon disposal of property items, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items and any resulting gain or loss is reflected in income.

Goodwill
Goodwill, which represents the excess of cost over net assets of acquired companies, is being amortized on a straight-line basis over periods ranging from 10 to 30 years.

Earnings Per Common Share
Basic and diluted  net income per share  computations  are based upon  8,178,067 weighted average shares outstanding for 1998. Basic net income per share computations are based upon weighted averages of 8,207,786 and 8,372,034 shares outstanding for the years 1997 and 1996, respectively. Diluted net income per share computations are based upon weighted averages of 8,299,083 and 8,382,592 shares outstanding for the years 1997 and 1996, respectively.

Reclassifications
Certain 1997 and 1996 financial statement amounts have been reclassified to conform with 1998 classifications.

2. CONSTRUCTION CHARGES AND RESTRUCTURING

During the fourth quarter of 1998, the Company recorded losses related to the CityWalk construction project being performed by Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, for Universal City Development Partners ("UCDP") at the Universal Studios theme park in Orlando, Florida. This project involved the construction of a new entrance to the park, which comprises a shopping area, restaurants and a large cineplex, and represented BMSCI's largest active construction contract during 1998. Under this contract, BMSCI acted as the construction manager and self-performed a portion of the work.

Following its inception in May 1997, the project suffered delays because its design and related drawings were changed substantially during the course of construction. On March 5, 1999, BMSCI was terminated by UCDP from this project, which was over 90% completed. UCDP alleges contract breaches related to the quality of work, contract administration and delays in project completion and seeks damages, including consequential damages related to project delays. Both parties filed lawsuits in this matter during the first quarter of 1999. BMSCI alleges unfair and deceptive trade practices, breach of implied warranty of plans and specifications, breach of contract, wrongful termination, tortious interference with business relationships, and breach of implied contract of good faith and fair dealing, and seeks damages, interest, court costs, and further relief. Certain subcontractors have also sued BMSCI and its surety, seeking reimbursement for costs incurred and related damages. Additional claims and litigation may be filed in connection with this matter.

The losses recorded by the Company related to this project in the fourth quarter of 1998 totaled $10.9 million, and reflect costs incurred in excess of amounts provided for in the contract, estimated legal costs to defend the Company's position, the reversal of the cumulative gross profit totaling $1.1 million recorded through the third quarter of 1998, and certain other costs related to the termination. Through December 31, 1998, the Company has recorded adjusted revenues totaling $76.9 million ($60.2 million during 1998), and had been paid $67.0 million, in connection with this contract.

As of March 5, 1999, the Company is aware of subcontractors' allegations, for amounts in excess of $12 million, representing work performed for which they have not been paid. Management and its counsel believe that under the provisions of BMSCI's agreements with it subcontractors, it is not probable that BMSCI will be required to make payments for such work to the subcontractors unless and until BMSCI is paid by UCDP. The Company is also aware of material asserted and unasserted claims by the subcontractors. In addition to the defenses described below, the Company's experience indicates that subcontractor claims of these types are often proven to be significantly in excess of amounts ultimately recoverable.

BMSCI and its counsel believe it has valid claims against UCDP and defenses against claims by both UCDP and the subcontractors, and BMSCI intends to defend its position vigorously. No amounts have been accrued at December 31, 1998, associated with the ultimate resolution of this matter in excess of the items discussed above, since management and its counsel believe any such additional costs are neither probable of payment nor reasonably estimable at this time.

The Company expects this matter to be resolved through a trial over a number of years. It is reasonably possible that BMSCI may recover all or a portion of the amounts expensed to date on this project. However, it is also reasonably possible that there may be an unfavorable resolution with respect to the UCDP litigation or the subcontractor allegations and claims; an unfavorable resolution with respect to either matter, or both, could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows in a future period.

Other charges totaling $2.8 million were also recorded during the fourth quarter of 1998 related to the settlement of construction-related litigation and charges on other completed construction projects.

In connection with the foregoing, the Company has determined that it will no longer participate in low-bid, high-risk construction projects for buildings or transportation infrastructure. Accordingly, the general construction activities of the Company's Buildings unit have been restructured, and the Company's Transportation Construction (heavy and highway) business will be sold. Existing low-bid, high-risk construction projects in the Buildings unit will be completed or sold. Management initiated activities related to the sale of the heavy and highway business during the second quarter of 1999. In connection with this restructuring, the Company recorded a charge of $0.8 million during the first quarter of 1999.

3. CONTRACTS

The total cost of contracts in progress (used to determine cost of work performed) plus accumulated gross profit recorded was $1,007,668,000 and $858,705,000 at December 31, 1998 and 1997, respectively. Billings to date on contracts in progress at December 31, 1998 and 1997 were $994,829,000 and $850,231,000, respectively.

Trade accounts receivable totaling $9,097,000 and $12,088,000 at December 31, 1998 and 1997, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, substantially all of the retention balance at December 31, 1998 is expected to be collected in 1999.

As of December 31, 1998 and 1997, accounts payable included amounts due to subcontractors of $4,623,000 and $8,888,000, respectively, which have been retained under contractual terms pending the completion and acceptance of the work performed by the subcontractors.

Certain subsidiaries of the Company participate in joint ventures that are typically formed to accomplish a specific project and then dissolved upon completion of the project. The number of joint ventures in which the Company participates and the size, scope and duration of the projects vary between periods. The Company's equity investment in these joint ventures was $2,028,000 and $1,737,000 at December 31, 1998 and 1997, respectively.

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

4. BUSINESS SEGMENT INFORMATION

In 1998, the Company adopted Statement of Financial Accounting Standards No. ("SFAS") 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position but did affect the disclosure of the segment information which follows.

The Company has five operating business units. The Buildings, Energy and Environmental units each represent reportable segments under SFAS 131. The Transportation and Civil units each comprise two reportable segments. Accordingly, the Company has the following seven reportable segments:

o The Buildings unit has historically provided a variety of services including design-build, construction management, planning, program management, general contracting, architectural and interior design, construction inspection and constructability reviews.

o The Civil unit includes two reportable segments. The Civil-Engineering segment provides surveying, mapping, geographic information systems, planning, design, construction management and total program management. The Civil-Baker Support Services, Inc. ("BSSI") segment principally provides operations and maintenance services on U.S. military bases.

o The Energy unit provides training, personnel recruitment, pre-operations engineering, field operations and maintenance, mechanical equipment maintenance and logistics management services for operating energy production facilities.

o The Environmental unit provides environmental, health and safety related engineering and consulting services in both the public and private markets.

o The Transportation unit includes two reportable segments. The Transportation-Engineering segment provides planning, design, construction management and inspection and management consulting services to highway, toll road and transit agencies. The Transportation-Construction segment acts as a general contractor for highways, bridges, track installation, sewer, water and other civil construction projects.

The accounting  policies of the segments are the same as those  described in the
summary  of  significant   accounting   policies.   The  Company  evaluates  the
performance of its segments based on income before income taxes.

The following tables reflect disclosures required by SFAS 131 for the Company's seven segments (in millions):

                                          1998       1997       1996
================================================================================
Total contract revenues:
 Buildings unit                           $151.6     $126.4     $127.4
 Civil unit:
    Engineering                             69.1       67.7       75.1
    BSSI                                    61.8       50.5       34.3
 Energy unit                                68.6       54.8       43.2
 Environmental unit                         22.7       21.5       27.3
 Transportation unit:
    Engineering                             72.3       62.0       50.8
    Construction                            75.2       63.5       60.3
--------------------------------------------------------------------------------
       Total                              $521.3     $446.4     $418.4
================================================================================

                                          1998       1997       1996
================================================================================
Income/(loss) before taxes:
 Buildings unit                           $(13.9)    $  0.9     $  0.9
 Civil unit:
    Engineering                              3.5        3.7        4.2
    BSSI                                     0.1         --       (0.8)
 Energy unit                                 4.0        2.3        2.3
 Environmental unit                          1.0        0.4        0.5
 Transportation unit:
    Engineering                              2.9        1.0        2.3
    Construction                             0.7        0.6       (1.4)
--------------------------------------------------------------------------------
       Subtotal - segments                  (1.7)       8.9        8.0
  Corporate/Insurance                        0.4        0.4         --
--------------------------------------------------------------------------------
       Total                              $ (1.3)    $  9.3     $  8.0
================================================================================

                                          1998       1997
================================================================================
Segment assets:
 Buildings unit                           $ 30.5     $ 27.1
 Civil unit:
    Engineering                             18.7       16.2
    BSSI                                    15.6       15.5
 Energy unit                                27.9       23.5
 Environmental unit                          5.1        3.7
 Transportation unit:
    Engineering                             21.7       17.7
    Construction                            20.6       20.2
--------------------------------------------------------------------------------
       Subtotal - segments                 140.1      123.9
  Corporate/Insurance                       11.8       20.5
--------------------------------------------------------------------------------
       Total                              $151.9     $144.4
================================================================================

                                          1998       1997       1996
================================================================================
Capital expenditures:
 Buildings unit                           $  0.3     $  0.1     $ 0.5
 Civil unit:
    Engineering                              1.4        0.6       0.5
    BSSI                                     0.8        0.3       1.0
 Energy unit                                 1.2        0.4       0.5
 Environmental nit                           0.2         --        --
 Transportation unit:
    Engineering                              1.3        0.3       0.2
    Construction                             4.2        0.3       0.1
--------------------------------------------------------------------------------
       Subtotal - segments                   9.4        2.0       2.8
  Corporate                                  1.2        0.5       0.9
--------------------------------------------------------------------------------
       Total                              $ 10.6     $  2.5     $ 3.7
================================================================================

                                          1998       1997       1996
================================================================================
Depreciation and amortization:
 Buildings unit                           $  0.2     $  0.2     $ 0.1
 Civil unit:
    Engineering                              0.7        0.4       0.5
    BSSI                                     0.6        0.5       0.4
 Energy unit                                 1.1        1.2       1.1
 Environmental unit                          0.1        0.1       0.2
 Transportation unit:
    Engineering                              0.6        0.5       0.5
    Construction                             0.7        0.5       1.0
--------------------------------------------------------------------------------
       Subtotal - segments                   4.0        3.4       3.8
  Corporate                                  1.0        1.1       1.1
--------------------------------------------------------------------------------
       Total                              $  5.0     $  4.5     $ 4.9
================================================================================

The Company has determined that the intersegment revenues, interest income and expense, equity in the net income of investees accounted for by the equity method and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

The enterprise-wide disclosures required by SFAS 131 are as follows:

                                          1998       1997      1996
================================================================================
Total contract revenues by type of service:
 Engineering                              $178.4     $164.2    $175.1
 Construction                              212.4      176.9     165.9
 Operations & Maintenance                  130.5      105.3      77.4
--------------------------------------------------------------------------------
       Total                              $521.3     $446.4    $418.4
================================================================================

                                          1998       1997      1996
================================================================================
Total contract revenues by geographic origin:
  Domestic                                $475.2     $403.6    $367.2
  Foreign                                   46.1       42.8      51.2
--------------------------------------------------------------------------------
       Total                              $521.3     $446.4    $418.4
================================================================================

                                          1998       1997      1996
================================================================================
Total contract revenues by principal markets:
United States government                    27.1%      23.8%     22.5%
Various state governmental
  and quasi-governmental
  agencies                                  34.4%      40.9%     46.6%
Commercial, industrial
  and private clients                       38.5%      35.3%     30.9%
================================================================================


The Company's business is substantially conducted in the U.S. The aforementioned contract with UCDP accounted for 11.5% of the Company's total contract revenues in 1998. No individual contract accounted for more than 10% of the Company's total contract revenues in 1997 or 1996.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

                                           1998           1997
================================================================================
Land                                      $   552        $   552
Buildings and improvements                  6,832          6,388
Equipment and vehicles                     41,137         32,319
--------------------------------------------------------------------------------
       Total, at cost                      48,521         39,259
Less - Accumulated depreciation            31,063         28,274
--------------------------------------------------------------------------------
       Net property, plant
        and equipment                     $17,458        $10,985
================================================================================

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

                                           1998           1997
================================================================================
Goodwill, net of accumulated
  amortization of $2,867,000 and
  $2,437,000, respectively                $ 6,091        $ 5,078
Other intangible assets, net of
  accumulated amortization of
  $2,344,000 and $1,817,000,
  respectively                              1,416          1,443
--------------------------------------------------------------------------------
       Net intangible assets              $ 7,507        $ 6,521
================================================================================

Effective October 1, 1998, the Company acquired all of the outstanding shares of capital stock of GeoResearch, Inc. from its shareholder in a transaction accounted for as a purchase. While this transaction is not considered material for purposes of detailed disclosure, the Company recorded related intangible assets totaling $1,943,000 during the fourth quarter of 1998.

7. LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company has an unsecured credit agreement (the "Agreement") with Mellon Bank, N.A. (the "Bank"). The Agreement provides for a commitment of $25 million through May 31, 2001. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 1998, no borrowings were outstanding; however, letters of credit totaling $1,792,000 were outstanding under the Agreement.

The Agreement provides for the Company to borrow at the Bank's prime interest rate or at other indexed rates that may be lower, and for the Company to meet certain cash flow, leverage, interest coverage and tangible net worth requirements. Under the Agreement, the Company pays the Bank commitment fees of 3/8% per year based on the unused portion of the commitment.

The maximum amount of borrowings outstanding under the Agreement during 1998 was $6,974,000. For 1998, the average daily balance outstanding when the Company was in a net borrowing position was $2,584,000 at a weighted average interest rate of 8.0%. The proceeds of all loans under the Agreement were used to meet various working capital requirements. The Company did not borrow under the Agreement during 1997.

Other amounts totaling $3,961,000 included in other accrued expenses and long-term debt in the accompanying Consolidated Balance Sheet represent amounts due for construction equipment financed in 1998 as well as amounts due to the former owner of GeoResearch, Inc. These notes and obligations mature as follows:
$823,000 in 1999, $627,000 in 2000, $954,000 in 2001, $915,000 in 2002, $370,000
in 2003, and $272,000 thereafter. The interest rates with respect to these notes ranged from 4.44% to 7.75% as of December 31, 1998.

8. CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock in the open market. During 1998, the Company repurchased 96,379 treasury shares of Common Stock at market prices ranging from $7.53 to $8.87 per share, for a total price of $800,000. During 1996, the Company repurchased 207,560 treasury shares of Common Stock at market prices ranging from $5.63 to $6.25 per share, for a total price of $1,260,000. The Company made no treasury share repurchases during 1997.

The Company's Common Stock is divided into two series, Common Stock and Series B Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the shareholders, and each share of Series B Common Stock entitles the holder thereof to ten votes on all such matters.

The Company's Articles of Incorporation authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 1998 and 1997, there were no shares of such Preferred Stock outstanding.

9. LEASE COMMITMENTS

Rent expense under noncancellable operating leases was $11,687,000 in 1998, $10,364,000 in 1997 and $9,972,000 in 1996.

Minimum annual rentals payable under noncancellable operating leases in each of the five years after December 31, 1998 are $11,220,000, $9,250,000, $6,529,000,
$3,241,000 and $894,000, respectively. These noncancellable leases relate to office space, computer equipment, office equipment, construction equipment, and vehicles, with lease terms ranging from one to 10 years.

10. INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

                                     1998          1997         1996
================================================================================
Current income taxes:
  Federal                            $    18       $ 1,401       $  (176)
  State                                  246           139            --
  Foreign                              1,519         1,024         1,406
--------------------------------------------------------------------------------
        Total current
          income taxes                 1,783         2,564         1,230
--------------------------------------------------------------------------------
Deferred income taxes:
  Federal                               (799)        1,705         2,538
  State                                  104           122            91
--------------------------------------------------------------------------------
       Total deferred
         income taxes                   (695)        1,827         2,629
--------------------------------------------------------------------------------
       Total provision for
         income taxes                $ 1,088       $ 4,391       $ 3,859
================================================================================

The following is a reconciliation of income taxes at the federal statutory rate to income taxes recorded by the Company (in thousands):

                                     1998          1997          1996
================================================================================
Computed income
  taxes at U.S. federal
  statutory rate                     $  (453)      $ 3,177       $ 2,733
Foreign taxes, net of
  federal income tax
  benefit                              1,003           676           928
State income taxes,
  net of federal income
  tax benefit                            225           172            61
Nondeductible charges                    313           300           249
Other, net                                --            66          (112)
--------------------------------------------------------------------------------
       Total provision for
         income taxes                $ 1,088       $ 4,391       $ 3,859
================================================================================

The domestic and foreign components of income before income taxes are as follows (in thousands):

                                     1998          1997         1996
================================================================================
Domestic                             $(4,203)      $ 7,148       $ 3,530
Foreign                                2,872         2,196         4,509
--------------------------------------------------------------------------------
       Total                         $(1,331)      $ 9,344       $ 8,039
================================================================================

The components of the Company's deferred income tax assets and liabilities at December 31, 1998 and 1997 are as follows (in thousands):

                                             1998         1997
================================================================================
Deferred income tax assets:
  Deductible temporary differences:
   Provision for expenses and losses       $ 6,341      $ 2,763
   Contract overbillings                       666          705
   Federal tax operating loss
     carryforward                               --           98
   Accrued vacation pay                      1,301        1,404
   Fixed and intangible assets                 852          795
   Minimum tax credits                         379          570
   Charitable contribution carryforward        307          230
   Other                                       135          197
--------------------------------------------------------------------------------
  Total deferred income tax assets           9,981        6,762
--------------------------------------------------------------------------------
Deferred income tax liabilities:
   Contract underbillings                   (7,507)      (6,159)
   Undistributed foreign earnings           (1,494)      (1,017)
--------------------------------------------------------------------------------
  Total deferred income liabilities         (9,001)      (7,176)
--------------------------------------------------------------------------------
        Net deferred tax asset/(liability) $   980     $   (414)
================================================================================

The Company's U.S. income tax returns have been examined and accepted by the Internal Revenue Service for the years 1990 through 1994. Management believes that adequate provisions have been made for income taxes at December 31, 1998.

11. CONTINGENCIES

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

The Company is self-insured up to a certain deductible limit with respect to its workers' compensation and general liability exposures. Provisions for losses expected for these exposures are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry. Insurance coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or by contract.

The Company has been named as a defendant or co-defendant in legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to the Company's business. After consultations with counsel, except as discussed in
Note 2, management believes that the Company has recognized adequate provisions for these proceedings and their ultimate resolutions will not have a material adverse effect on the consolidated financial position or annual results of operations of the Company.

The Company currently has two significant legal proceedings outstanding. The more significant of the two relates to BMSCI's construction contract with UCDP (see related discussion in Note 2).

The other significant proceeding relates to a lawsuit brought in 1987 in the Supreme Court of the State of New York, Bronx County, by the Dormitory Authority of the State of New York against a number of parties, including the Company and one of its wholly-owned subsidiaries, that asserts breach of contract and alleges damages of $13,000,000. The Company, which was not a party to the contract underlying the lawsuit, contends that there is no jurisdiction with respect to the Company and that it cannot be held liable for any conduct of the subsidiary. Both the Company and the subsidiary are contesting liability issues and have filed cross-claims and third-party claims against other entities involved in the project.

In accordance with the purchase agreement related to its 1998 acquisition of GeoResearch, Inc., the Company agreed to pay the former owner, who has continued as an employee of the Company, contingent consideration based on a formula tied to the operating profit of the combined geospatial businesses, in excess of a specified threshold, for the year ending December 31, 2001. The threshold contemplates substantial growth in the combined businesses over the years 1999 through 2001. This contingent consideration payment cannot exceed $5.3 million. Any such payment would serve to increase the goodwill associated with this acquisition. It is currently uncertain whether any contingent consideration payment will be required under the purchase agreement with GeoResearch, Inc.

At December 31, 1998, certain subcontractors performing work on uncompleted Company and joint-venture construction contracts and certain contractors on construction management projects had not been required to furnish performance bonds. In the opinion of management, provision has been made for all costs that will be incurred as a result of such contractors not performing in accordance with their agreements.

12. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company maintains a defined contribution retirement program through an Employee Stock Ownership Plan ("ESOP"), in which substantially all employees are eligible to participate. In addition to providing a vehicle for investment in Company stock, the ESOP offers participants several other investment options. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program effective January 1, 1999, the Company began matching 100% of the first 5-1/2% of eligible salary contributed by participants. The Company's matching contributions are invested not less than 25% in Michael Baker Corporation Common Stock, with the remaining 75% being available to invest in Baker Common Stock or mutual funds, as directed by the participants. From July 1, 1997 through December 31, 1998, the Company's matching contributions were not permitted to be less than 50% invested in Baker Common Stock with the remaining 50% being available to invest in Baker Common Stock or mutual funds, as directed by the participants. Prior to July 1997, the Company's matching contributions were required to be invested 100% in Baker Common Stock. Company contributions under this program amounted to $4,312,000, $3,321,000 and $3,306,000 in 1998,
1997 and 1996, respectively.

As of December 31, 1998, the market value of all ESOP investments was $91,037,000, of which 40% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 44% of the shares and 73% of the voting power for the outstanding Common Stock and Series B Common Stock of the Company at the end of 1998.

13. STOCK OPTION PLANS

As of December 31, 1998, the Company has two fixed stock option plans. Under the amended 1995 Stock Incentive Plan (the "Plan"), the Company may grant options for an aggregate of 1,500,000 shares of Common Stock to key employees. Under the 1996 Nonemployee Directors' Stock Incentive Plan (the "Directors Plan"), the Company may grant options for an aggregate of 150,000 shares of Common Stock to nonemployee board members. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. Options are typically granted pursuant to an agreement with the employee, under which one-fourth of the options granted become immediately vested, and the remaining three-fourths vest in annual one-fourth increments under the Plan. The options under the Directors' Plan are fully vested at the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans. Under the Plan, the Company granted special options during 1998, which vest in the year 2006, but whose vesting may be accelerated to the first quarter of the year 2001 if the Company meets its pre-established earnings per share goal for the year 2000.

Under the Directors Plan, each nonemployee director was issued 500 restricted shares of Common Stock for a total of 3,500 and 4,500 shares of restricted stock issued in 1998 and 1997, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 1998, 1997 and 1996:

                                                  Average
                                      Shares      exercise
                                     subject       price
                                    to option     per share
--------------------------------------------------------------------------------
Balance at December 31, 1995        151,788       $  5.00
 Options granted                     67,947       $  4.83
 Options exercised                   (4,125)      $  5.00
 Options forfeited                  (20,918)      $  4.97
--------------------------------------------------------------------------------
Balance at December 31, 1996        194,692       $  4.94
 Options granted                    179,593       $  6.90
 Options exercised                  (22,690)      $  5.48
 Options forfeited                  (10,581)      $  5.76
--------------------------------------------------------------------------------
Balance at December 31, 1997        341,014       $  5.92
 Options granted                    402,397       $  9.96
 Options exercised                  (35,191)      $  5.20
 Options forfeited                   (2,639)      $  6.46
--------------------------------------------------------------------------------
Balance at December 31, 1998        705,581       $  8.25
================================================================================

The weighted average fair value of options granted during 1998, 1997 and 1996 was $5.37, $3.94 and $2.72, respectively.

The following table summarizes information about stock options outstanding under both plans as of December 31, 1998:

Options       Exercise    Outstanding    Average     Exercisable
granted in    price       options         life*        options
--------------------------------------------------------------------------------
Jan.  1995    $  5.00       91,994         6.0         91,994
Feb. 1996     $  4.81       43,518         7.2         31,227
May 1996      $  5.03        5,000         7.4          5,000
Feb. 1997     $  6.91      154,672         8.2         73,810
May 1997      $  6.84        8,000         8.4          8,000
Feb. 1998     $  9.53      113,366         9.2         28,336
Apr. 1998     $ 10.13      289,031         9.4          7,000
--------------------------------------------------------------------------------

    Total                  705,581         8.2        245,367
================================================================================

*Average life remaining in years

During 1996, the Company adopted SFAS 123, "Accounting for Stock-Based Compensation," for disclosure purposes only. As allowed under SFAS 123, the Company continues to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in its accounting for stock-based compensation plans. Accordingly, no compensation cost was recognized in 1998, 1997 or 1996. If compensation costs for the Company's stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, the Company's net income and diluted net income per share amounts would have been reduced.

The Company's pro forma net income/(loss) amounts would have been $(2,669,000), $4,725,000 and $4,077,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The Company's pro forma diluted net income/(loss) per share would have been $(0.33), $0.57 and $0.49 for the years ended December 31, 1998, 1997, and 1996, respectively.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model with certain assumptions. The key assumptions used include a weighted average risk-free interest rate of 5.9%, weighted average expected volatility of 49.4%, an expected option life of 6 years, and a 0% expected dividend yield.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 1998:

                                     1998 - Three Months Ended
 (In thousands)            March 31     June 30      Sept. 30     Dec. 31*
--------------------------------------------------------------------------------
Total contract revenues    $111,097     $127,118     $135,803     $147,253
Gross profit                 12,244       15,742       15,764        3,494
Income before income tax      1,378        3,123        3,947       (9,779)
Net income/(loss)               730        1,655        2,093       (6,897)
Diluted net income/(loss)
 per common share          $   0.09     $   0.20     $   0.25     $  (0.84)
================================================================================

*Includes Buildings unit operating charges totaling $13.7 million (see Note 2).

                                      1997 - Three Months Ended
 (In thousands)            March 31     June 30     Sept. 30     Dec. 31
--------------------------------------------------------------------------------
Total contract revenues    $ 94,092     $105,477     $116,627     $130,236
Gross profit                 10,876       12,914       13,413       14,702
Income before income tax      1,109        2,634        2,942        2,659
Net income                      577        1,369        1,530        1,477
Diluted net income
 per common share          $   0.07     $   0.17     $   0.18     $   0.18
================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Michael Baker Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' investment and of cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries (the Company) at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 and Note 11 to the consolidated financial statements, the Company is involved in certain contingencies, the outcome of which cannot presently be determined. Accordingly, no provision for any liability that may result from these contingencies has been made in the accompanying consolidated financial statements.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
April 20, 1999





SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares
The principal market on which the Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 1998 and 1997 were as follows:

                     1998                                   1997
--------------------------------------------------------------------------------
      First   Second    Third    Fourth     First     Second   Third     Fourth
--------------------------------------------------------------------------------
High  10 1/2  10 1/2    9 1/2     10 3/8    7 11/16   7 3/8    10 5/8    11 5/8
Low    8 1/2   9 1/16   6 11/16    7 1/4    6 3/8     6 1/2     6 3/4     9
================================================================================