Form 10-K, Exhibit 13
period 1999-12-31
BAKER MICHAEL CORP
filed 2000-03-30
CIK 9263

Exhibit 13.1

SELECTED FINANCIAL DATA

                                1999       1998       1997      1996      1995
================================================================================
                                (In thousands, except per share information)
RESULTS OF OPERATIONS
Total contract revenues     $506,012   $521,271   $446,432  $418,388  $354,728
Operating income/(loss)       (8,175)    (1,667)     8,020     7,663     5,180
Net income/(loss)             (8,164)    (2,419)     4,953     4,180     2,900
Diluted net income/(loss)
 per share                  $  (1.00)  $  (0.30)  $   0.60  $   0.50  $   0.35
Return on average equity       (16.7)%     (4.4)%      9.3%      8.5%      6.3%
================================================================================
FINANCIAL CONDITION
Total assets                $149,191   $151,861   $144,425  $126,082  $117,376
Working capital             $ 26,073   $ 31,855   $ 36,220  $ 27,417  $ 25,186
Current ratio                   1.31       1.36       1.41      1.36      1.36
Long-term debt              $ 14,867   $  3,138   $     --  $     --  $     --
Shareholders' investment      44,799     52,862     55,862    50,752    47,631
Book value per
 outstanding share              5.48       6.47       6.79      6.19      5.70
Year-end closing
 share price                $   6.63   $   9.75   $   9.75  $   6.38  $   5.00
================================================================================
CASH FLOW
Cash provided by/(used
 in) operating activities   $  1,143   $ (1,379)  $  7,803  $  1,167  $ 15,539
Cash used in investing
 activities                  (10,255)   (11,416)    (2,533)   (3,739)   (2,294)
Cash provided by/(used in)
 financing activities          7,783      1,935        124    (1,251)   (2,547)
--------------------------------------------------------------------------------
Increase/(decrease)
 in cash                    $ (1,329)  $(10,860)  $  5,394  $ (3,823) $ 10,698
================================================================================
BACKLOG
Funded                      $365,300   $447,600   $393,200  $332,800  $299,900
Total                       $657,300   $735,300   $648,700  $543,700  $507,800
================================================================================
SHARE INFORMATION
Year-end shares
 outstanding                   8,181      8,166      8,224     8,197     8,364
Average diluted shares
 outstanding during year       8,175      8,178      8,299     8,383     8,368
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

As discussed more fully in Note 2 to the consolidated financial statements, during the first quarter of 1999, the Company determined that it would no longer participate in general construction projects for buildings or transportation infrastructure. Accordingly, the Company's Buildings unit was restructured, and the Company recorded related charges in the amount of $0.8 million during the first quarter of 1999. During the third and fourth quarters of 1999, the Company recorded additional charges totaling $21.1 million associated with construction projects in its Buildings and Transportation units. Of this amount, approximately $5.9 million relates to obligations determined during the third quarter of 1999 to certain subcontractors and vendors associated with a construction project for Universal City Development Partners ("UCDP") at the Universal Studios theme park in Orlando, FL; another $2.4 million relates to the March 2000 conditional settlement of litigation related to the UCDP project, the effects of which were recorded during the fourth quarter of 1999; and the remaining $12.8 million resulted from changes in cost estimates on several Transportation-Construction (heavy and highway) projects during the year. In connection with the Company's sale of certain assets held by its heavy and highway division, additional charges totaling $1.9 million were recorded during the fourth quarter of 1999. As a result of this sale, the Company remains responsible for only five significant general construction projects, all of which are scheduled to be completed by the end of the third quarter of 2000. Other 1999 charges of $3.2 million comprised adjustments on engineering projects, the writeoff of certain intangible assets and severance costs.

TOTAL CONTRACT REVENUES Total contract revenues decreased to $506 million in 1999 from $521 million in 1998. The most significant 1999 fluctuations were registered in the form of increases for the Transportation and Energy units of $74 million and $13 million, respectively, and a decrease of $98 million in the Buildings unit. The Transportation unit posted significant revenue improvements in both its engineering and construction divisions as a direct result of state transportation funding increases associated with the U.S. government's 1998 federal transportation (TEA-21) legislation. Several new contracts to provide offshore operations and maintenance ("O&M") services, as well as revenue increases on existing contracts, accounted for the increase in the Energy unit. The substantial decrease in the Buildings unit's revenues is directly attributable to the unit's restructuring and its discontinuance of general construction services during 1999.

For 1998, total contract revenues increased from $446 million in 1997. All of the Company's business units posted revenue improvements for 1998. The Buildings, Transportation, Energy and Civil units recorded the largest revenue increases of $25 million, $22 million, $14 million and $13 million, respectively. In the Buildings unit, the UCDP project accounted for $60 million of revenues in 1998 versus only $17 million in 1997. Nearly equal revenue growth in each of the engineering and construction divisions contributed to the Transportation unit's improvement. International growth, including that from a new consolidated joint venture which provides O&M services to BP Amoco in Venezuela, caused the increase in the Energy unit. The Civil unit's improvement principally resulted from higher revenues on new O&M contracts in its Baker Support Services, Inc. ("BSSI") division.

GROSS PROFIT
Gross profit decreased to $40.7 million in 1999 from $47.2 million in 1998. As a percentage of total contract revenues, gross profit declined to 8.1% from 9.1% in 1998. During 1999 and 1998, project charges totaling $22.6 million and $13.7 million, respectively, reduced the Company's gross profit. The 1999 project charges primarily affected the Buildings and Transportation-Construction segments in amounts of $8.8 million and $12.8 million, respectively, while the

1998 charges were entirely recorded on construction projects in the Buildings unit. The gross profit percentage increased in the Civil and Buildings units for 1999, with decreases in the other units. In the Company's Civil unit, the BSSI division posted both dollar and percentage improvements in gross profit due to an overall change in its mix of projects following the completion of its then most significant contract in 1998. Excluding the previously mentioned 1999 and 1998 project charges, the Buildings unit's profit percentage still would have improved for 1999 due to closer management of its construction projects as they were being completed during 1999. Despite significant revenue growth which improved the gross profit in dollars for the Transportation unit's engineering division, the unit's overall results suffered due to the aforementioned 1999 construction project charges. The Energy unit's decrease in its gross profit percentage for 1999 was impacted by nonrecurring project-related difficulties during the second quarter of 1999. The Environmental unit's gross profit percentage was lower for 1999 due to a change in its mix of contracts.

For 1998, gross profit decreased from $51.9 million in 1997. As a percentage of total contract revenues, gross profit declined in 1998 from 11.6% in 1997. Both overall decreases are directly attributable to the aforementioned 1998 construction project charges. The gross profit percentage increased in 1998 for all of the Company's business units except for the Civil unit, which remained relatively flat, and the Buildings unit. The Energy and Transportation units registered the most significant overall improvements in 1998. The Energy unit's international growth, particularly in Venezuela, raised its gross profit percentage. Both the engineering and construction operations in the Transportation unit contributed to its improvement, with the engineering side providing the greater increase due to higher profitability from several new projects on which work commenced during 1998. After excluding the aforementioned 1998 construction losses, the Buildings unit's gross profit percentage still would have been lower for 1998 as the result of its completion of certain more profitable construction projects in late 1997 and early 1998.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Selling, general and administrative ("SG&A") expenses remained constant at $48.9 million in 1999 and 1998. Expressed as a percentage of total contract revenues, SG&A expenses increased slightly to 9.7% in 1999 from 9.4% in 1998. The Company's 1999 charges discussed in Note 2 to the consolidated financial statements had the effect of increasing SG&A expenses by $4.4 million for 1999. Excluding these charges, the 1999 SG&A percentage would have been 8.8% due to lower employee and office lease costs following the Company's first quarter 1999 restructuring and certain officer and employee terminations which occurred during the year.

SG&A expenses increased in 1998 from $43.9 million in 1997. The 1998 increase principally reflected an investment in technological support costs, costs of entry into new transportation markets, additional support costs related to the Energy unit's consolidated joint venture in Venezuela, and higher international marketing costs. Expressed as a percentage of total contract revenues, SG&A expenses decreased slightly in 1998 from 9.8% in 1997.

OTHER  INCOME AND EXPENSE
Interest income decreased to $155,000 in 1999 from $439,000 in 1998, due to a combination of the Company being in a net borrowed position throughout the majority of 1999 and slightly lower interest rates in 1999. Despite the lower interest rates in 1999, interest expense increased to $948,000 in 1999 from $145,000 in 1998 due to higher borrowings under the Company's credit agreement with Mellon Bank N.A. ("Mellon"), some of which borrowings were used for the purchase of Steen Production Service, Inc. ("Steen") during the third quarter of 1999. Additional 1999 interest expense also resulted from notes payable due to the former shareholders of Steen and higher 1999 interest expense associated with certain heavy and highway construction equipment that was financed during the second half of 1998. Other expense was $273,000 in 1999 versus other income of $42,000 in 1998, primarily due to lower 1999 profitability associated with unconsolidated joint ventures and higher 1999 expense associated with a minority interest in the income of a consolidated Energy unit joint venture.

Interest income decreased in 1998 from $552,000 in 1997, due to the combination of a lower daily average investment amount and slightly lower interest rates in 1998. Other income decreased in 1998 from $811,000 in 1997, primarily due to 1998 expense related to the minority interest in the income of a consolidated Energy unit joint venture and 1997 gains realized on the sales of certain investments. Interest expense increased in 1998 from $39,000 in 1997 as the result of the aforementioned 1998 financing of certain heavy and highway construction equipment.

INCOME TAXES
The Company's 1999 benefit from income taxes resulted in an effective tax benefit rate of 12% in 1999, compared to provisions for income taxes that resulted in effective tax rates of (82)% in 1998 and 47% in 1997. The difference between these percentages and the 34% statutory U.S. federal rate is attributable primarily to state and foreign income taxes and foreign withholding taxes. The minimal income tax benefit for 1999 and the income tax expense for 1998 result from the effects of certain foreign and state taxes that cannot be offset against tax benefits derived from other jurisdictions.

CONTRACT BACKLOG

The Company's funded backlog, which consists of that portion of uncompleted work represented by signed contracts and for which the procuring agency has appropriated and allocated the funds to pay for the work, was $365 million at December 31, 1999, a decrease from $448 million at the end of 1998. Total backlog, which incrementally includes that portion of contract value for which options are still to be exercised (unfunded backlog), was $657 million at the end of 1999 versus $735 million at the end of 1998. The overall 1999 decreases in funded and total backlog are principally attributable to the previously discussed wind-down of the Company's two construction divisions, which thereby caused funded and total backlog reductions in the Buildings and Transportation units for 1999. The most significant 1999 increases in funded and total backlog were registered in the Company's Civil-BSSI and Transportation-Engineering segments.

With reference to the Company's 1999 restructuring, funded backlog related to the business that will be continued by the Company was $316 million and $300 million, and total backlog was $608 million and $587 million, as of year-end 1999 and 1998, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $1.1 million in 1999, compared to net cash used in operating activities of $1.4 million in 1998 and net cash provided by operating activities of $7.8 million in 1997. The 1999 cash improvement resulted primarily from net reductions in receivables and other contract-related assets associated with the wind-down of the Company's construction operations. The decrease for 1998 was primarily related to the Company's 1998 net loss, while the 1997 improvement was mainly attributed to a combination of the Company's higher net income and the collection of retention amounts totaling $3.0 million on a significant construction project.

Net cash used in investing activities was $10.3 million in 1999, $11.4 million in 1998 and $2.5 million in 1997. Although the 1997 amount solely comprises capital expenditures, the 1999 and 1998 amounts also include $4.9 million and $0.8 million, respectively, that was paid relative to the acquisition of new subsidiaries (as discussed in Notes 3 and 13 to the consolidated financial statements). The Company's capital expenditures included computer equipment and software purchases totaling $2.8 million in 1999, compared with $3.9 million in 1998 and $1.4 million in 1997. During 1997, the Company acquired most of its computer equipment under operating leases, but converted to the purchase of computer equipment for economic reasons in 1998. An additional $3.5 million of the overall 1999 decrease and the 1998 increase is attributable to the purchase of heavy and highway construction equipment needed for new projects added during 1998.

Net cash provided by financing activities was $7.8 million in 1999, compared to $1.9 million in 1998 and $0.1 million in 1997. Of the Company's 1999 proceeds from long-term debt, $10.1 million represents borrowings against its credit agreement with Mellon, while the 1998 proceeds related entirely to the aforementioned purchase of heavy and highway construction equipment. The 1999 and 1998 repayments of long-term debt correlate to both the financed construction equipment and the acquisitions of new subsidiaries. In 1998, the Company also paid $0.8 million to acquire 96,379 treasury shares under a stock repurchase program.

Working capital decreased to $26.1 million at December 31, 1999 from $31.9 million at December 31, 1998. The Company's current ratios were 1.31:1 and 1.36:1 at the end of 1999 and 1998, respectively. Both the working capital and current ratio at year-end 1999 were primarily impacted by the effects of the construction-related charges discussed in Note 2 to the consolidated financial statements.

In 1998, the Company extended the term of its credit agreement with Mellon through May 31, 2001. This agreement provides for a commitment of $25 million, which covers borrowings and letters of credit. As of December 31, 1999, borrowings totaling $10.1 million were outstanding under the agreement, along with outstanding letters of credit totaling $2.3 million. As disclosed in Note 8 to the consolidated financial statements, the agreement was unsecured through December 1999, at which time Mellon acted to secure the agreement as a result of the Company's third quarter 1999 charges and its related financial covenant violations. Accordingly, borrowings under the agreement are currently secured by the receivables and stock of the Company and most of its subsidiaries. These financial covenants were again not achieved for the fourth quarter of 1999. Mellon has waived through the end of the first quarter of 2000, its rights related to certain fourth quarter 1999 loan covenant violations. The Company and Mellon have agreed on certain amendments to the related loan covenants, such that the Company believes it will be able to achieve the amended covenants during 2000. These amendments also included a provision that borrowings under the agreement shall be limited to 80% of eligible receivables, as determined by Mellon. Management believes that the credit agreement will be adequate to meet its borrowing and letter of credit requirements for at least the next year.

Short- and long-term liquidity is further dependent upon appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the oil and gas markets. Additional external factors such as price fluctuations in the energy industry could affect the Company. The current TEA-21 legislation will provide significant increases in funding for transportation infrastructure projects in 2000 and beyond. At this time, management believes that its funds generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

The Company has historically been required to provide bid and performance bonding on certain construction contracts, and has a $500 million bonding line available through Travelers Casualty & Surety Company of America. As a result of its 1999 restructuring, the Company will become increasingly less reliant on its bonding line during 2000. Accordingly, management believes that its bonding line will be sufficient to meet its bid and performance needs for at least the next year.

YEAR 2000 COMPLIANCE

In early January 2000, the Company successfully completed its assessment process relative to the arrival of the 21st century. As a result of management's effort to identify and resolve in advance any potential issues that could have been expected to arise coincident with the changeover to the year 2000, the Company has experienced no significant Year 2000 problems with its information technology systems since December 31, 1999. Year 2000 compliance was primarily achieved through the normal and recurring process of system upgrades, the software costs of which were covered under related maintenance agreements. Accordingly, the incremental costs associated with Year 2000 compliance were not material to the Company's consolidated results of operations or its financial position.

Management previously believed that its "most reasonably likely worst case Year 2000 scenario" posed the potential for payment delays from some customers, including agencies of the U.S. federal government, due to their possible lack of readiness for the new century. No such payment delays have significantly impacted the Company's cash flow since December 31, 1999.

The Company considers its own Year 2000 compliance process completed; however, the impact of Year 2000 issues on the Company will continue to depend on how related issues have been addressed by third parties that provide services to the Company. To date, the Company has not been adversely impacted to any significant extent by the failure of third parties to address Year 2000 issues. The Company has developed contingency plans to address risks associated with Year 2000 issues that may arise. There can be no assurance that these plans will fully mitigate any problems that may arise in the future.

The foregoing Year 2000 discussions constitute a Year 2000 Readiness Disclosure within the meaning of the Year 2000 Readiness and Disclosure Act of 1998.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                   1999       1998         1997
================================================================================
                                        (In thousands, except per share amounts)
--------------------------------------------------------------------------------
Total contract revenues                        $506,012   $521,271     $446,432

Cost of work performed                          465,273    474,027      394,527
--------------------------------------------------------------------------------
     GROSS PROFIT                                40,739     47,244       51,905

Selling, general and administrative expenses     48,914     48,911       43,885
--------------------------------------------------------------------------------
     INCOME/(LOSS) FROM OPERATIONS               (8,175)    (1,667)       8,020

Other income/(expense):
     Interest income                                155        439          552
     Interest expense                              (948)      (145)         (39)
     Other, net                                    (273)        42          811
--------------------------------------------------------------------------------
     INCOME/(LOSS) BEFORE INCOME TAXES           (9,241)    (1,331)       9,344

Provision for/(benefit from) income taxes        (1,077)     1,088        4,391
--------------------------------------------------------------------------------

     NET INCOME/(LOSS)                         $ (8,164)  $ (2,419)    $  4,953
================================================================================

     BASIC AND DILUTED NET INCOME/
       (LOSS) PER SHARE                        $  (1.00)  $  (0.30)    $   0.60
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS
                                                  AS OF DECEMBER 31,
                                                  ------------------
                                                   1999         1998
================================================================================
                                                   (In thousands)
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                  $   3,685    $   5,014
   Receivables                                   77,964       82,672
   Cost of contracts in progress and
    estimated earnings, less billings            20,803       22,407
   Prepaid expenses and other                     7,363       10,192
--------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                       109,815      120,285
--------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET               17,120       17,458
--------------------------------------------------------------------------------
OTHER ASSETS
   Goodwill and other intangible assets, net     14,563        7,507
   Other assets                                   7,693        6,611
--------------------------------------------------------------------------------
     TOTAL OTHER ASSETS                          22,256       14,118
--------------------------------------------------------------------------------
     TOTAL ASSETS                             $ 149,191    $ 151,861
================================================================================

LIABILITIES AND SHAREHOLDERS' INVESTMENT
--------------------------------------------------------------------------------
CURRENT LIABILITIES
   Current portion of long-term debt          $   3,526    $     823
   Accounts payable                              28,862       43,356
   Accrued employee compensation                 10,462        9,141
   Accrued insurance                              7,884        6,155
   Other accrued expenses                        19,453       19,387
   Excess of billings on contracts in
    progress over cost and estimated earnings    13,555        9,568
--------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                   83,742       88,430
--------------------------------------------------------------------------------
OTHER LIABILITIES
    Long-term debt                               14,867        3,138
    Other                                         5,783        7,431
--------------------------------------------------------------------------------
     TOTAL LIABILITIES                          104,392       98,999
================================================================================

SHAREHOLDERS' INVESTMENT
   Common Stock, par value $1, authorized
    44,000,000 shares, issued 7,170,663 and
    7,150,179 shares, in 1999 and 1998,
    respectively                                  7,171        7,150
   Series B Common Stock, par value $1,
    authorized 6,000,000 shares, issued
    1,313,816 and 1,319,114 shares, in 1999
    and 1998, respectively                        1,314        1,319
   Additional paid-in capital                    37,084       37,002
   Retained earnings                              1,283        9,447

   Less 302,989 and 303,359 shares of
    Common Stock in treasury, at cost, in
    1999 and 1998, respectively                  (2,053)      (2,056)
--------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' INVESTMENT               44,799       52,862
--------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS'
     INVESTMENT                               $ 149,191    $ 151,861
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              FOR THE YEARS ENDED DECEMBER 31,
                                              --------------------------------
                                                 1999        1998        1997
================================================================================
                                                     (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)                            $ (8,164)   $ (2,419)   $  4,953
Adjustments to reconcile net income/(loss)
 to net cash provided by/(used in)
 operating activities:
  Depreciation and amortization                 7,408       5,049       4,483
  Deferred income taxes                        (3,117)       (695)      1,827
  Changes in assets and liabilities,
   net of acquisitions:
     (Increase)/decrease in receivables
      and contracts in progress                16,293      (8,276)    (13,514)
     Increase/(decrease) in accounts payable
      and accrued expenses                    (17,789)      9,216       9,534
     (Increase)/decrease in other net assets    6,512      (4,254)        520
--------------------------------------------------------------------------------
      TOTAL ADJUSTMENTS                         9,307       1,040       2,850
--------------------------------------------------------------------------------
      NET CASH PROVIDED BY/(USED
       IN) OPERATING ACTIVITIES                 1,143      (1,379)      7,803
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and
   equipment                                   (5,337)    (10,573)     (2,533)
  Acquisition of Steen Production Service, Inc.(4,918)         --          --
  Acquisition of GeoResearch, Inc.                 --        (843)         --
--------------------------------------------------------------------------------
      NET CASH USED IN INVESTING ACTIVITIES   (10,255)    (11,416)     (2,533)
--------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt                 10,167       3,516          --
  Repayments of long-term debt                 (2,454)       (964)         --
  Proceeds from exercise of stock options          70         183         124
  Payments to acquire treasury stock               --        (800)         --
--------------------------------------------------------------------------------
      NET CASH PROVIDED BY FINANCING
       ACTIVITIES                               7,783       1,935         124
--------------------------------------------------------------------------------
      NET INCREASE/(DECREASE) IN CASH AND
       CASH EQUIVALENTS                        (1,329)    (10,860)      5,394
      CASH AND CASH EQUIVALENTS,
       BEGINNING OF YEAR                        5,014      15,874      10,480
--------------------------------------------------------------------------------
      CASH AND CASH EQUIVALENTS,
       END OF YEAR                           $  3,685    $  5,014    $ 15,874
================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW DATA
    Interest paid                            $    669    $    165    $     50
    Income taxes paid                        $    387    $  2,588    $  2,039
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
--------------------------------------------------------------------------------
                                 SERIES B
                         COMMON    COMMON
                          STOCK     STOCK      TREASURY    ADDITIONAL
                            PAR       PAR  ----------------   PAID-IN  RETAINED
                       VALUE $1  VALUE $1  SHARES    AMOUNT   CAPITAL  EARNINGS
================================================================================
                                         (In Thousands)
Balance, Dec. 31, 1996   $7,056    $1,349     208    $1,260   $36,694    $6,913
    Net income               --        --      --        --        --     4,953
    Series B Common
     Stock conversions
     to Common Stock          6        (6)     --        --        --        --
    Restricted stock
     issued                   3        --      --        --        21        --
    Issuance of
     Treasury stock          --        --      (1)       (4)        2        --
    Stock options
     exercised               22        --      --        --       102        --
    Other                    --        --      --        --         3        --
--------------------------------------------------------------------------------
Balance, Dec. 31, 1997    7,087     1,343     207     1,256    36,822    11,866
    Net loss                 --        --      --        --        --    (2,419)
    Series B Common
     Stock conversions
     to Common Stock         24       (24)     --        --        --        --
    Restricted stock
     issued                   4        --      --        --        32        --
    Treasury stock
     purchases               --        --      96       800        --        --
    Stock options
     exercised               35        --      --        --       148        --
--------------------------------------------------------------------------------
Balance, Dec. 31, 1998    7,150     1,319     303     2,056    37,002     9,447
    Net loss                 --        --      --        --        --    (8,164)
    Series B Common
     Stock conversions
     to Common Stock          5        (5)     --        --        --        --
    Restricted stock
     issued                   4        --      --        --        24        --
    Issuance of
     Treasury stock          --        --      --        (3)       --        --
    Stock options
     exercised               12        --      --        --        58        --
--------------------------------------------------------------------------------
Balance, Dec. 31, 1999   $7,171    $1,314     303    $2,053   $37,084   $ 1,283
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Michael Baker Corporation and its subsidiaries (the "Company"), and joint ventures over which it maintains control. All intercompany accounts and transactions have been eliminated in consolidation.

ACCOUNTING FOR CONTRACTS
Total contract revenues have been recorded on the percentage-of-completion method of accounting for the majority of engineering and construction contracts in the Buildings, Civil, Environmental and Transportation units. Contract revenues attributable to claims and unapproved change orders are recognized when realization is probable and the amounts can be reliably estimated. Earnings on fixed-price contracts are determined by multiplying the total estimated gross profit for the contracts by the percentage of physical completion to date (which approximates costs incurred to date in relation to total estimated costs), less earnings recognized in prior periods. Earnings under cost reimbursement contracts are principally recorded as costs are incurred. In the event that legal costs are expected to be incurred in connection with defending the Company's position related to claims or litigation on projects, such costs are accrued at the time they are probable of being incurred and reasonably estimable. As work is performed under long-term contracts, estimates of the costs are reviewed and, when necessary, revised on a current basis. Contract costs include costs of subcontracts, direct labor, supplies and overhead. Estimated losses on contracts in progress are recorded as they are identified.

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

ACCOUNTING FOR JOINT VENTURES
The Company's proportionate share of majority-owned, project-specific joint venture revenue and cost of contracts is included in the accompanying Consolidated Statements of Income. In the accompanying Consolidated Balance Sheets, the Company records its interest in all majority-owned, project-specific joint ventures based on the equity method of accounting for investments. Depending on whether the related projects are expected to be completed within one year, the Company's investment in these joint ventures is included within either prepaid expenses and other current assets or other non-current assets in the accompanying Consolidated Balance Sheets. All 50% or less interests in ventures are recorded on the equity method in the accompanying Balance Sheets and Consolidated Statements of Income.

FAIR VALUE OF  FINANCIAL  INSTRUMENTS
The fair value of financial instruments classified as current assets and liabilities approximates carrying value due to the short-term nature of the instruments. Substantially all long-term debt is based on rates that float with the current prime rate; accordingly, the carrying value of these obligations approximates their fair value.

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

Actual  results  could differ from those which result from using the  estimates.
The  use  of  estimates  is  an  integral  part  of  applying  the   percentage-
of-completion method of accounting for contracts.

CASH AND CASH  EQUIVALENTS
Cash and cash equivalents include cash on hand or deposit and other highly liquid instruments with original maturities of three months or less. Any outstanding checks which create book overdrafts within banking institutions are reclassified as accounts payable; such amounts totaled $3,920,000 and $9,141,000 at December 31, 1999 and 1998, respectively.

DEPRECIATION AND AMORTIZATION
Depreciation on property, plant and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives range from 5 to 40 years on buildings and improvements and from 3 to 20 years on equipment and vehicles. Amortization of intangible assets is provided primarily on a straight-line basis over the estimated useful lives of the assets, which range from 7 to 10 years. Upon disposal of property items, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items and any resulting gain or loss is reflected in income.

GOODWILL
Goodwill, which represents the excess of cost over net assets of acquired companies, is being amortized on a straight-line basis over periods ranging from 10 to 20 years. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment, and uses estimates of future undiscounted net cash flows over the remaining lives in measuring whether goodwill is recoverable.

EARNINGS PER COMMON SHARE
Basic and diluted net income per share computations are based upon 8,175,090 and 8,178,067 weighted average shares outstanding for 1999 and 1998, respectively. For 1997, basic and diluted net income per share computations are based upon weighted averages shares outstanding of 8,207,786 and 8,299,083, respectively.

RECLASSIFICATIONS
Certain 1998 balance sheet amounts have been reclassified to conform with 1999 classifications.

2.   CONSTRUCTION, RESTRUCTURING AND OTHER CHARGES

During 1998 and 1999, the Company recorded losses related to the CityWalk construction project being performed by Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, for Universal City Development Partners ("UCDP") at the Universal Studios theme park in Orlando, Florida. This project involved the construction of a new entrance to the park, which comprises a shopping area, restaurants and a large cineplex, and represented BMSCI's largest active construction contract during 1998. Under this contract, BMSCI acted as the construction manager and self-performed a portion of the work.

Following its inception in May 1997, the project suffered delays and performance issues arose. On March 5, 1999, BMSCI was terminated by UCDP from this project, which was over 90% complete. UCDP alleged contract breaches related to the quality of work, contract administration and delays in project completion, and sought damages, including consequential damages related to project delays. Both parties filed lawsuits in this matter during the first quarter of 1999. BMSCI alleged unfair and deceptive trade practices, breach of implied warranty of plans and specifications, breach of contract, wrongful termination, tortuous interference with business relationships, and breach of implied contract of good faith and fair dealing, and sought damages, interest, court costs and further relief. Certain subcontractors also sued BMSCI and its surety, seeking reimbursement for costs incurred and related damages.

The UCDP project losses recorded by the Company in the fourth quarter of 1998 totaled $10.9 million, and reflected costs incurred in excess of amounts provided for in the contract, estimated legal costs to defend the Company's position, the reversal of the cumulative gross profit totaling $1.1 million recorded through the third quarter of 1998, and certain other costs related to the termination. During the third quarter of 1999, management and its counsel determined that the Company was obligated to pay amounts totaling $5.9 million to certain subcontractors and vendors for work performed or services provided on this project and for which they had not previously been paid, and additional losses in this amount were recorded.

A non-binding, court-ordered mediation process before a mediator mutually agreed by both parties commenced in January 2000. On March 22, 2000, mediation of this matter resulted in a conditional settlement agreement being entered into by the Company; BMSCI; Travelers Casualty and Surety Company of America ("Travelers"), which provided performance and payment bonds on behalf of BMSCI; UCDP; Hellmuth, Obata & Kassabaum, Inc., which designed the project; and the court-appointed mediator. Pursuant to the terms of the settlement agreement, the parties resolved the claims between them, and BMSCI agreed to pay UCDP $2.0 million. BMSCI remains responsible for resolution of all remaining subcontractor and vendor claims, the most significant of which is the subject of a suit brought by ADF International, Inc. ("ADF"), BMSCI's subcontractor for structural steel and miscellaneous metals, against BMSCI and Travelers. The conditional settlement agreement is subject to and conditioned upon acceptance and signature by the Project Policy Insurer not later than March 31, 2000.

On November 24, 1998, ADF filed suit in Federal Court against BMSCI and Travelers seeking damages for alleged breaches of contract relating to the project. BMSCI and its surety answered the complaint (and amended complaint) and BMSCI filed a counterclaim. BMSCI and its counsel believe it has valid claims against ADF and defenses to claims by ADF. BMSCI intends to pursue and defend these claims vigorously. BMSCI further intends to engage in negotiations to settle all other subcontractor and vendor claims. The Company believes it has made adequate provisions for all subcontractor and vendor claims, including ADF, in the accompanying consolidated financial statements.

In connection with the conditional settlement agreement, and the estimated amounts that will be required to settle with subcontractors and vendors, the Company recorded additional charges totaling $2.4 million during the fourth quarter of 1999. Other Buildings unit charges totaling $2.8 million were also recorded during 1998 related to the settlement of construction-related litigation and charges on other completed construction projects.

In connection with the UCDP litigation, the Company determined during the first quarter of 1999 that it would no longer participate in general construction projects for buildings or transportation infrastructure. Accordingly, the Company's Buildings unit was restructured, and the Company recorded related charges totaling $0.8 million during the first quarter of 1999. Such charges reflected severance costs associated with employee terminations, writedowns related to fixed asset impairments, and lease costs for certain office space permanently idled by the restructuring.

Certain assets held by the Company's Transportation-Construction (heavy and highway) segment, including substantially all fixed assets and the remaining contractual rights and obligations associated with eight active construction projects, were sold to A&L, Inc. ("A&L") in March 2000 in exchange for cash proceeds of $0.7 million and A&L's assumption of certain debt and lease obligations. In connection with this sale, charges totaling $1.9 million were recorded during the fourth quarter of 1999. Such charges primarily reflect writedowns related to fixed asset impairments, equipment lease termination costs, and lease costs for certain office space permanently idled by the restructuring. As a result of the sale, the Company remains responsible for only four significant heavy and highway construction projects, all of which are scheduled for completion by the end of the third quarter of 2000. These remaining projects are being managed for the Company by A&L.

During 1999, additional charges totaling $12.8 million ($8.1 million in the fourth quarter) were recorded in the Company's Transportation-Construction segment due to changes in estimates on several heavy and highway construction projects.

Other 1999 charges totaling $3.2 million comprised the writeoff of certain goodwill and other intangible assets associated with the Company's 1998 acquisition of GeoResearch, Inc. ("GeoResearch"), severance costs related to the departure of certain former officers and employees, and adjustments on Engineering projects in the Buildings, Civil and Transportation units.

The foregoing 1999 and 1998 charges increased cost of work performed by $22.6 million and selling, general and administrative expenses by $4.4 million in 1999, and increased cost of work performed by $13.7 million for 1998.

3.   ACQUISITION

On September 1, 1999, Baker/MO Services, Inc. ("Baker/MO"), a wholly-owned subsidiary of the Company, purchased all of the outstanding shares of capital stock of Steen Production Service, Inc. ("Steen"), a Louisiana corporation, from its shareholders (the "Sellers"). Steen is an operations and maintenance company which provides pumping and gauging services to oil and gas facilities in the Gulf of Mexico.

The purchase price for the shares of Steen was $10,826,000, including promissory notes totaling $4,380,000, which will be paid to the Sellers in two equal annual installments, and including certain non-competition covenants valued at $2,000,000. Interest on the promissory notes will accrue from September 1, 1999 at the prime rate as announced by Mellon Bank, N.A. ("Mellon"), and also will be paid in two annual installments. The Company has guaranteed Baker/MO's obligation to pay all principal and interest under the promissory notes. In addition, the Company, through its Baker/MO subsidiary, entered into five-year employment agreements with each of the two Sellers.

This acquisition has been accounted for as a purchase. Accordingly, the operating results of Steen have been included in the accompanying Consolidated Statement of Income since September 1, 1999. As required under the purchase method of accounting, the acquisition costs have been allocated to the net assets acquired based upon the fair market value to the Company as of the acquisition date. The excess of acquisition costs over the fair market value of the acquired assets and liabilities is being amortized on a straight-line basis over 20 years.

The Company's operating results for the years ended December 31, 1999 and 1998 are required to be presented on a pro forma basis assuming that the acquisition of Steen had been effective at the beginning of each respective period. The pro forma information which follows is not necessarily indicative of the results of operations as they may be in the future or as they might have been in the periods indicated, if the acquisition had been consummated at the beginning of each respective period. The pro forma information gives effect to, among other things, depreciation and amortization expense on revalued assets acquired; incremental employee benefit costs; additional interest expense that would have been incurred in borrowing the initial amounts paid for the acquisition (and corresponding adjustments of interest income earned); additional interest expense associated with the notes payable to the Sellers; and the income tax benefit associated with the foregoing pro forma adjustments.

Assuming that Steen had been acquired on January 1, 1999, the unaudited pro forma operating results of the Company for the year ended December 31, 1999 would have approximated the following: Total contract revenues of $517,007,000; Net loss of $(8,880,000); and Basic and diluted net loss per share of $(1.09). Assuming that Steen had been acquired on January 1, 1998, the unaudited pro forma operating results of the Company for the year ended December 31, 1998 would have approximated the following: Total contract revenues of $538,247,000; Net loss of $(3,349,000); and Basic and diluted net loss per share of $(0.41).

4.   CONTRACTS

The total cost of contracts in progress (used to determine cost of work performed) plus accumulated gross profit recorded was $910,838,000 and $1,007,668,000 at December 31, 1999 and 1998, respectively. Billings to date on contracts in progress at December 31, 1999 and 1998 were $903,590,000 and $994,829,000, respectively.

Trade accounts receivable totaling $5,857,000 and $9,097,000 at December 31, 1999 and 1998, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, substantially all of the retention balance at December 31, 1999 is expected to be collected in 2000.

As of December 31, 1999 and 1998, accounts payable included amounts due to subcontractors of $2,087,000 and $4,623,000, respectively, which have been retained under contractual terms pending the completion and acceptance of the work performed by the subcontractors.

Certain subsidiaries of the Company participate in joint ventures that are typically formed to accomplish a specific project and then dissolved upon completion of the project. The number of joint ventures in which the Company participates and the size, scope and duration of the projects vary between periods. Summarized financial information for these joint ventures is as follows (in millions):

                                             50% OR LESS EQUITY INVESTEES
                                             FOR THE YEARS ENDED DECEMBER 31,
                                             --------------------------------
                                             1999           1998         1997
--------------------------------------------------------------------------------
Total contract revenues                     $13.4          $ 8.2        $ 6.0
Gross profit                                  0.8            1.4          1.2
Income from operations                         --            0.7          1.2
Net income/(loss)                           $(0.1)         $ 0.5        $ 0.4
--------------------------------------------------------------------------------

                                             GREATER THAN 50% EQUITY INVESTEES
                                             FOR THE YEARS ENDED DECEMBER 31,
                                             --------------------------------
                                             1999           1998         1997
--------------------------------------------------------------------------------
Total contract revenues                     $16.0          $12.2        $10.7
Gross profit                                  2.4            0.7          0.7
Income from operations                        2.3            0.7          0.7
Net income                                  $ 2.4          $ 0.7        $ 0.7
--------------------------------------------------------------------------------

As described in Note 1, the results of the operations for project-specific joint ventures in which the Company owns greater than a 50% interest are included in the Company's results of operations on a proportionate share basis. The portion of investee results of operations shown above and included in the Company's consolidated results of operations are as follows (in millions):

                                            GREATER THAN 50% EQUITY INVESTEES
                                             FOR THE YEARS ENDED DECEMBER 31,
                                             --------------------------------
                                             1999           1998         1997
--------------------------------------------------------------------------------
Total contract revenues                     $ 9.1          $ 6.8        $ 9.1
Gross profit                                  1.4            0.3          0.4
Income from operations                        1.3            0.3          0.4
Net income                                  $ 1.4          $ 0.4        $ 0.4
--------------------------------------------------------------------------------

The Company's equity investment in these joint ventures was $4,699,000 and $2,028,000 at December 31, 1999 and 1998, respectively.

Summarized balance sheet information for the Company's joint ventures is as follows (in millions):

                                      50% OR LESS           GREATER THAN 50%
                                    EQUITY INVESTEES        EQUITY INVESTEES
                                   AS OF DECEMBER 31,       AS OF DECEMBER 31,
                                   ------------------       ------------------
                                    1999      1998           1999     1998
--------------------------------------------------------------------------------
Current assets                     $ 7.3     $ 3.1          $ 7.3    $ 4.6
Noncurrent assets                    4.7       0.1            0.8       --
Current liabilities                  5.1       2.1            2.0      2.9
Noncurrent liabilities             $ 2.0     $  --          $ 1.1    $  --
--------------------------------------------------------------------------------

Consistent with industry practice, within each of the Company's operating units, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net underbillings reflected in the accompanying Consolidated Balance Sheets is dependent upon U.S. federal and state government appropriations.

Internationally, the Company conducts business in certain countries where unstable governments subject the Company's related trade receivables, due from subsidiaries of major oil companies, to unique collection delays. Based upon past experience with these clients, management believes that these receivables will be fully collectible.

5.   BUSINESS SEGMENT INFORMATION

The Company has five operating business units. The Buildings, Energy and Environmental units each represent separate reportable segments, while the Transportation and Civil units each comprise two reportable segments. Accordingly, the Company has the following seven reportable segments:

o The Buildings unit has historically provided a variety of services including design-build, construction management, planning, program management, general contracting, architectural and interior design, construction inspection and constructability reviews; however, the unit's offering of general contracting services was discontinued during 1999 (see
      Note 2).

o The Civil unit includes two reportable segments. The Civil-Engineering segment provides surveying, mapping, geographic information systems, planning, design and construction management. The Civil-Baker Support Services Inc. ("BSSI") segment principally provides operations and maintenance services on U.S. military bases.

o The Energy unit offers services that include turbine overhauls, mechanical services including major equipment outages, operations and maintenance, in-shop and onsite mechanical reconditioning and training services for energy producers.

o The Environmental unit provides a combination of engineering and consulting services in both the public and private markets.

o The Transportation unit includes two reportable segments. The Transportation-Engineering segment provides planning, design, program management and software development capabilities. The Transportation-Construction segment historically provided general construction services related to highways, bridges, airports, busways and other transportation facilities; however, all bidding activity ceased during 1999 and this segment's operations are currently in the process of being wound down (see
     Note 2).

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of its segments primarily based on income before income taxes.

The following tables reflect the required disclosures for the Company's seven segments (in millions):

                                            1999       1998       1997
================================================================================
TOTAL CONTRACT REVENUES:
 Buildings unit                           $ 53.8     $151.6     $126.4
 Civil unit:
    Engineering                             68.1       69.1       67.7
    BSSI                                    53.5       61.8       50.5
 Energy unit                                80.2       68.6       54.8
 Environmental unit                         28.5       22.7       21.5
 Transportation unit:
    Engineering                             90.2       72.3       62.0
    Construction                           130.9       75.2       63.5
--------------------------------------------------------------------------------
       SUBTOTAL - SEGMENTS                $505.2     $521.3     $446.4
  Corporate                                  0.8        0.0        0.0
--------------------------------------------------------------------------------
       TOTAL                              $506.0     $521.3     $446.4
================================================================================

                                            1999       1998       1997
================================================================================
INCOME/(LOSS) BEFORE TAXES:
 Buildings unit                           $ (7.8)    $(13.9)    $  0.9
 Civil unit:
    Engineering                              1.8        3.5        3.7
    BSSI                                     1.5        0.1         --
 Energy unit                                 2.9        4.0        2.3
 Environmental unit                          1.6        1.0        0.4
 Transportation unit:
    Engineering                              4.1        2.9        1.0
    Construction                           (14.0)       0.7        0.6
--------------------------------------------------------------------------------
       SUBTOTAL - SEGMENTS                  (9.9)      (1.7)       8.9
  Corporate/Insurance                        0.7        0.4        0.4
--------------------------------------------------------------------------------
       TOTAL                              $ (9.2)    $ (1.3)    $  9.3
================================================================================

                                            1999       1998
================================================================================
SEGMENT ASSETS:
 Buildings unit                           $  7.4     $ 30.5
 Civil unit:
    Engineering                             23.3       18.7
    BSSI                                    15.8       15.6
 Energy unit                                40.3       27.9
 Environmental unit                          4.8        5.1
 Transportation unit:
    Engineering                             28.9       21.7
    Construction                            17.4       20.6
--------------------------------------------------------------------------------
       SUBTOTAL - SEGMENTS                 137.9      140.1
  Corporate/Insurance                       11.3       11.8
--------------------------------------------------------------------------------
       TOTAL                              $149.2     $151.9
================================================================================

                                            1999       1998      1997
================================================================================
CAPITAL EXPENDITURES:
 Buildings unit                           $  0.2     $  0.3    $  0.1
 Civil unit:
    Engineering                              1.0        1.4       0.6
    BSSI                                     0.4        0.8       0.3
 Energy unit                                 0.6        1.2       0.4
 Environmental unit                          0.1        0.2        --
 Transportation unit:
    Engineering                              1.2        1.3       0.3
    Construction                             0.7        4.2       0.3
--------------------------------------------------------------------------------
       SUBTOTAL - SEGMENTS                   4.2        9.4       2.0
  Corporate                                  1.1        1.2       0.5
--------------------------------------------------------------------------------
       TOTAL                              $  5.3     $ 10.6    $  2.5
================================================================================

                                            1999       1998      1997
================================================================================
DEPRECIATION AND AMORTIZATION:
 Buildings unit                           $  0.2     $  0.2    $  0.2
 Civil unit:
    Engineering                              1.9        0.7       0.4
    BSSI                                     0.8        0.6       0.5
 Energy unit                                 1.5        1.1       1.2
 Environmental unit                          0.1        0.1       0.1
 Transportation unit:
    Engineering                              0.9        0.6       0.5
    Construction                             0.9        0.7       0.5
--------------------------------------------------------------------------------
       SUBTOTAL - SEGMENTS                   6.3        4.0       3.4
  Corporate                                  1.1        1.0       1.1
--------------------------------------------------------------------------------
       TOTAL                              $  7.4     $  5.0    $  4.5
================================================================================

The Company has determined that the intersegment revenues, interest income and expense, equity in the net income of investees accounted for by the equity method and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

The required enterprise-wide disclosures are as follows (in millions):

                                            1999       1998      1997
================================================================================
TOTAL CONTRACT REVENUES BY TYPE OF SERVICE:
 Engineering                              $202.5     $178.4    $164.2
 Construction                              169.9      212.4     176.9
 Operations & Maintenance                  133.6      130.5     105.3
--------------------------------------------------------------------------------
       TOTAL                              $506.0     $521.3    $446.4
================================================================================

                                            1999       1998      1997
================================================================================
TOTAL CONTRACT REVENUES BY GEOGRAPHIC ORIGIN:
  Domestic                                $455.2     $475.2    $403.6
  Foreign                                   50.8       46.1      42.8
--------------------------------------------------------------------------------
       TOTAL                              $506.0     $521.3    $446.4
================================================================================

                                            1999       1998      1997
================================================================================
TOTAL CONTRACT REVENUES BY PRINCIPAL MARKETS:
United States government                    21.4%      27.1%     23.8%
Various state governmental
  and quasi-governmental agencies           46.9%      34.4%     40.9%
Commercial, industrial and private clients  31.7%      38.5%     35.3%
================================================================================

The Company's business is substantially conducted in the U.S. No individual contract accounted for more than 10% of the Company's total contract revenues in 1999 or 1997; however, several contracts with the Pennsylvania Department of Transportation provided 11% of the Company's total contract revenues in 1999. The aforementioned contract with UCDP accounted for 12% of the Company's total contract revenues in 1998.

6.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

                                             1999           1998
================================================================================
Land                                      $   552        $   552
Buildings and improvements                  7,091          6,832
Equipment and vehicles                     42,319         41,137
--------------------------------------------------------------------------------
       TOTAL, AT COST                      49,962         48,521
Less - Accumulated depreciation           (32,842)       (31,063)
--------------------------------------------------------------------------------
       NET PROPERTY, PLANT
        AND EQUIPMENT                     $17,120        $17,458
================================================================================

7.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

                                              1999          1998
================================================================================
Goodwill, net of accumulated
  amortization of $3,927 and
  $2,867 respectively                     $ 12,219       $ 6,091
Other intangible assets, net of
  accumulated amortization of
  $2,916 and $2,344 respectively             2,344         1,416
--------------------------------------------------------------------------------
       NET INTANGIBLE ASSETS              $ 14,563       $ 7,507
================================================================================

Effective September 1, 1999, the Company acquired all of the outstanding shares of capital stock of Steen from its shareholders in a transaction accounted for as a purchase. The Company recorded goodwill and other intangible assets totaling $9,164,000 during the third quarter of 1999.

Effective October 1, 1998, the Company acquired all of the outstanding shares of capital stock of GeoResearch from its shareholder in a transaction accounted for as a purchase. While this transaction is not considered material for purposes of detailed disclosure, the Company recorded goodwill and other intangible assets totaling $1,943,000 during the fourth quarter of 1998. During the third quarter of 1999, the Company determined that the value of the goodwill and other intangible assets were impaired and wrote off the unamortized balance of these intangible assets totaling $825,000.

8.   LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company has a credit agreement (the "Agreement") with Mellon, which provides for a commitment of $25 million through May 31, 2001. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 1999, borrowings of $10,088,000 were outstanding under the Agreement, along with outstanding letters of credit totaling $2,262,000.

The Agreement provides for the Company to borrow at the Bank's prime interest rate, and for the Company to meet certain cash flow, leverage, interest coverage and tangible net worth requirements. Under the Agreement, the Company pays the Bank commitment fees of 3/8% per year based on the unused portion of the commitment.

The Agreement was unsecured through December 1999, at which time Mellon acted to secure the Agreement as a result of the Company's third quarter 1999 charges (see Note 2) and its related financial covenant violations. Accordingly, borrowings under the Agreement are currently secured by the receivables and stock of the Company and most of its subsidiaries. These financial covenants were again not achieved for the fourth quarter of 1999. Mellon has waived through the end of the first quarter of 2000, its rights related to the fourth quarter 1999 loan covenant violations. The Company and Mellon have agreed on amendments to the related loan covenants, such that the Company believes it will be able to achieve the amended covenants during 2000. These amendments also included a provision that borrowings under the Agreement shall be limited to 80% of eligible receivables, as determined by Mellon.

The maximum amount of borrowings outstanding under the Agreement during 1999 was $20,641,000. For 1999, the average daily balance outstanding when the Company was in a net borrowing position was $6,711,000 at a weighted average interest rate of 7.4%. For 1998, the average daily balance outstanding when the Company was in a net borrowing position was $2,584,000 at a weighted average interest rate of 8.0%. The proceeds from 1999 borrowings under the Agreement were used to for the purchase of Steen and to meet various working capital requirements.

Other amounts totaling $8,305,000 at December 31, 1999, and included in current portion of long-term debt and long-term debt in the accompanying Consolidated Balance Sheet, represent amounts associated with the Steen and GeoResearch acquisitions, in addition to amounts due for construction equipment financed in 1998. These notes and obligations mature as follows: $3,526,000 in 2000, $3,190,000 in 2001, $938,000 in 2002, $379,000 in 2003, $162,000 in 2004, and
$110,000 thereafter. The interest rates with respect to these notes ranged from 4.44% to 8.50% as of December 31, 1999.

9.   CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. During 1998, the Company repurchased 96,379 treasury shares of Common Stock at market prices ranging from $7.53 to $8.87 per share, for a total price of $800,000. The Company made no treasury share repurchases during 1999 or 1997.

The Company's Common Stock is divided into two series, Common Stock and Series B Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the shareholders, and each share of Series B Common Stock entitles the holder thereof to ten votes on all such matters.

The Company's Articles of Incorporation authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 1999 and 1998, there were no shares of such Preferred Stock outstanding.

10.  RIGHTS AGREEMENT

Effective November 11, 1999, the Company's Board of Directors adopted a Rights Agreement (the "Rights Agreement") that is intended to provide that shareholders receive fair treatment in the event of any proposed takeover of the Company. The existence of the Rights Agreement should encourage potential acquirers to negotiate with the Company's Board of Directors prior to any hostile takeover attempt and should give the Board of Directors increased leverage in such negotiations. The Rights Agreement was not adopted in response to any specific offer or hostile takeover threat.

In connection with the Rights Agreement, the Company declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group has acquired twenty-five percent or more of the Company's outstanding Common Stock or has announced a tender offer that would result in the acquisition of twenty-five percent or more of the Company's outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable.

Assuming the Rights have not been redeemed, after a person or group has acquired twenty-five percent or more of the Company's outstanding Common Stock, each Right (other than those owned by a holder of twenty-five percent or more of the Common Stock) will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of the Common Stock of the acquiring party having a value equal to two times the exercise price of the Rights. In addition, at any time after the Rights become exercisable and prior to the acquisition by the acquiring party of fifty percent or more of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than those owned by the acquiring person or its affiliates) for Common Stock of the Company at an exchange ratio of one share of Common Stock per Right.

Initially, the Rights will not be exercisable and certificates will not be issued. The Rights will be evidenced by and trade with the Company's Common Stock until they become exercisable and are separated from the Common Stock upon the occurrence of certain future events. Until that time, one Right will also be issued with respect to each new share of Common Stock that shall become outstanding. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

11.  LEASE COMMITMENTS

Rent expense under noncancellable operating leases was $11,521,000 in 1999, $11,687,000 in 1998 and $10,364,000 in 1997.

Minimum annual rentals payable under noncancellable operating leases in each of the five years after December 31, 1999 are $10,556,000, $7,927,000, $4,815,000,
$1,939,000 and $1,046,000, respectively. These noncancellable leases relate to office space, computer equipment, office equipment and vehicles, with lease terms ranging from one to 10 years.

12.  INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

                                       1999           1998          1997
================================================================================
CURRENT INCOME TAXES:
  Federal                           $   (70)       $    18       $ 1,401
  State                                 295            246           139
  Foreign                             1,815          1,519         1,024
--------------------------------------------------------------------------------
     TOTAL CURRENT INCOME TAXES       2,040          1,783         2,564
--------------------------------------------------------------------------------
DEFERRED INCOME TAXES:
  Federal                            (3,345)          (799)        1,705
  State                                 228            104           122
--------------------------------------------------------------------------------
     TOTAL DEFERRED INCOME TAXES     (3,117)          (695)        1,827
--------------------------------------------------------------------------------
     TOTAL PROVISION FOR/(BENEFIT
       FROM) INCOME TAXES           $(1,077)       $ 1,088       $ 4,391
================================================================================

The following is a reconciliation of income taxes at the federal statutory rate to income taxes recorded by the Company (in thousands):

                                       1999           1998           1997
================================================================================
Computed income
  taxes at U.S. federal
  statutory rate                    $(3,142)       $  (453)       $ 3,177
Foreign taxes, net of
  federal income tax
  benefits                            1,180          1,003            676
State income taxes,
  net of federal income
  tax benefit                           340            225            172
Nondeductible charges                   542            313            300
Other, net                                3             --             66
--------------------------------------------------------------------------------
     TOTAL PROVISION FOR/(BENEFIT
       FROM) INCOME TAXES           $(1,077)       $ 1,088        $ 4,391
================================================================================

The domestic and foreign components of the Company's income/(loss) before income taxes are as follows (in thousands):

                                        1999          1998           1997
================================================================================
Domestic                            $(12,355)      $(4,203)       $ 7,148
Foreign                                3,114         2,872          2,196
--------------------------------------------------------------------------------
     TOTAL                          $ (9,241)      $(1,331)       $ 9,344
================================================================================

The components of the Company's deferred income tax assets and liabilities at December 31, 1999 and 1998 are as follows (in thousands):

                                              1999         1998
================================================================================
DEFERRED INCOME TAX ASSETS:
  Deductible temporary differences:
   Provision for expenses and losses       $ 7,123      $ 6,341
   Contract overbillings                       980          666
   Federal tax operating loss
     carryforward                            1,650           --
   Accrued vacation pay                      1,169        1,301
   Fixed and intangible assets                 728          852
   Minimum tax credits                         379          379
   Charitable contribution carryforward        277          307
   Other                                        90          135
--------------------------------------------------------------------------------
  TOTAL DEFERRED INCOME TAX ASSETS          12,396        9,981
--------------------------------------------------------------------------------
DEFERRED INCOME TAX LIABILITIES:
   Contract underbillings                   (7,232)      (7,507)
   Undistributed foreign earnings           (1,359)      (1,494)
--------------------------------------------------------------------------------
  TOTAL DEFERRED INCOME TAX LIABILITIES     (8,591)      (9,001)
--------------------------------------------------------------------------------
  NET DEFERRED TAX ASSET                   $ 3,805      $   980
================================================================================

As of December 31, 1999, the Company had a U.S. net operating loss carryforward of $4,854,000 that expires in the year 2019. The Company also has contribution carryforwards totaling $814,000 at December 31, 1999 that expire in 2000 through 2003 and minimum tax credit carryforwards totaling $379,000 at December 31, 1999 that do not expire.

The Company's U.S. income tax returns for the years 1996 through 1998 remain subject to audit. Management believes that adequate provisions have been made for income taxes at December 31, 1999.

13.  CONTINGENCIES

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

The Company has been named as a defendant or co-defendant in legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to the Company's business. After consultations with counsel, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material adverse effect on the consolidated financial position or annual results of operations of the Company.

The Company currently is a party to two material legal proceedings. The more significant proceeding relates to BMSCI's construction contract with UCDP (see
Note 2).

The other significant proceeding relates to a lawsuit brought in 1987 in the Supreme Court of the State of New York, Bronx County, by the Dormitory Authority of the State of New York against a number of parties, including the Company and one of its wholly-owned subsidiaries, that asserts breach of contract and alleges damages of $13,000,000. The Company, which was not a party to the contract underlying the lawsuit, contends that there is no jurisdiction with respect to the Company and that it cannot be held liable for any conduct of the subsidiary. Both the Company and the subsidiary are contesting liability issues and have filed cross-claims and third-party claims against other entities involved in the project.

In another matter, on September 30, 1998, the Company purchased all the issued and outstanding shares of GeoResearch, a District of Columbia corporation, from its former owner. In connection with this transaction, the Company agreed to pay the former owner certain cash consideration in installments, repay certain indebtedness of GeoResearch, and pay as contingent consideration an earnout amount (if any) based upon a formula tied to the operating profit of the Company's and GeoResearch's combined geotechnical businesses, in excess of a specified threshold, for the year ending December 31, 2001. The threshold contemplated substantial growth in the combined businesses over the years 1999 through 2001. In addition, GeoResearch entered into an Employment Agreement with the former owner commencing October 1, 1998 and continuing until December 31, 2001, unless sooner terminated as provided therein. GeoResearch terminated the former owner's Employment Agreement in 1999 and the Company ceased further payments under the Stock Purchase Agreement alleging material breaches of both Agreements by the former owner. In addition, GeoResearch and the Company initiated arbitration as provided for by the agreements, seeking reimbursement of amounts paid to the former owner as part of the transaction. The former owner disputes the claims by the Company and GeoResearch and the termination and has counterclaimed against the Company and GeoResearch seeking to recover remaining amounts under the Employment Agreement, the remaining installments under the Stock Purchase Agreement ($875,000), and to establish entitlement to the earnout which by its terms cannot exceed $5.3 million. At December 31, 1999, the Company still had the remaining installments under the Stock Purchase Agreement of $875,000 recorded as a liability in its accompanying Consolidated Balance Sheet. GeoResearch and the Company are aggressively pursuing their claims against the former owner of GeoResearch and contesting any liability; however, the outcome of this matter cannot presently be determined.

At December 31, 1999, certain subcontractors performing work on uncompleted Company and joint-venture construction contracts and certain contractors on construction management projects had not been required to furnish performance bonds. In the opinion of management, provision has been made for all costs that will be incurred as a result of such contractors not performing in accordance with their agreements.

14.  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company maintains a defined contribution retirement program through an Employee Stock Ownership Plan ("ESOP"), in which substantially all employees are eligible to participate. In addition to providing a vehicle for investment in Company stock, the ESOP offers participants several other investment options. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary

Redirection Program, the Company matches 100% of the first 5% and 50% of the next 1% of eligible salary contributed by participants. The Company's matching contributions are invested not less than 25% in Michael Baker Corporation Common Stock, with the remaining 75% being available to invest in Baker Common Stock or mutual funds, as directed by the participants. From July 1, 1997 through December 31, 1998, the Company's matching contributions were not permitted to be less than 50% invested in Baker Common Stock with the remaining 50% being available to invest in Baker Common Stock or mutual funds, as directed by the participants. Prior to July 1997, the Company's matching contributions were required to be invested 100% in Baker Common Stock. Company contributions under this program amounted to $4,565,000, $4,312,000 and $3,321,000 in 1999, 1998 and
1997, respectively.

As of December 31, 1999, the market value of all ESOP investments was $101,647,000, of which 23% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 42% of the shares and 72% of the voting power for the outstanding Common Stock and Series B Common Stock of the Company at the end of 1999.

15.  STOCK OPTION PLANS

As of December 31, 1999, the Company has two fixed stock option plans. Under the amended 1995 Stock Incentive Plan (the "Plan"), the Company may grant options for an aggregate of 1,500,000 shares of Common Stock to key employees. Under the 1996 Nonemployee Directors' Stock Incentive Plan (the "Directors Plan"), the Company may grant options and restricted shares for an aggregate of 150,000 shares of Common Stock to nonemployee board members. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees become immediately vested, and the remaining three-fourths vest in annual one-fourth increments under the Plan, while the options under the Directors' Plan are fully vested at date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

Under the Directors Plan, each nonemployee director was issued 500 restricted shares of Common Stock, for a total of 3,500 shares of restricted stock issued in 1999 and 1998. The Company recognized compensation expense totaling $27,000, $35,000 and $31,000 related to the issuance of these restricted shares in 1999, 1998 and 1997, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 1999, 1998 and 1997:

                                                  AVERAGE
                                     SHARES      EXERCISE
                                    SUBJECT         PRICE
                                  TO OPTION     PER SHARE
--------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996        194,692       $  4.94
 Options granted                    179,593       $  6.90
 Options exercised                  (22,690)      $  5.48
 Options forfeited                  (10,581)      $  5.76
--------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997        341,014       $  5.92
 Options granted                    402,397       $  9.96
 Options exercised                  (35,191)      $  5.20
 Options forfeited                   (2,639)      $  6.46
--------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998        705,581       $  8.25
 Options granted                     67,289       $  7.18
 Options exercised                  (11,686)      $  6.02
 Options forfeited                 (145,368)      $  9.60
--------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999        615,816       $  7.86
================================================================================

The weighted average fair value of options granted during 1999, 1998, and 1997 was $3.87, $5.37 and $3.94, respectively.

The following table summarizes information about stock options outstanding under both plans as of December 31, 1999:


OPTIONS      EXERCISE  OUTSTANDING     AVERAGE    EXERCISABLE
GRANTED IN      PRICE      OPTIONS       LIFE*        OPTIONS
--------------------------------------------------------------------------------
Jan. 1995     $  5.00       90,884         5.0         90,884
Feb. 1996     $  4.81       38,282         6.2         38,282
May 1996      $  5.03        4,000         6.4          4,000
Feb. 1997     $  6.91      133,555         7.2        105,623
May 1997      $  6.84        7,000         7.4          7,000
Feb. 1998     $  9.53       87,949         8.2         51,773
Apr. 1998     $ 10.13      186,857         8.4          7,000
Feb. 1999     $  9.00       10,289         9.2          2,571
July 1999     $  7.81        7,000         9.6          7,000
Sept. 1999    $  6.72       50,000         9.8         35,117
--------------------------------------------------------------------------------
    Total                  615,816         7.6        349,250
================================================================================

*Average life remaining in years

As permitted under Statement of Financial Accounting Standards No. ("SFAS") 123, "Accounting for Stock-Based Compensation," the Company continues to apply
Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in its accounting for stock-based compensation plans, and adopted SFAS 123 for disclosure purposes only. Accordingly, no compensation cost was recognized for stock options granted in 1999, 1998 or 1997. If compensation costs for the Company's stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, the Company's net income and diluted net income per share amounts would have been reduced.

If SFAS 123 had been used to account for both stock option plans, the Company's pro forma net income/(loss) amounts would have been $(8,524,000), $(2,669,000) and $4,725,000 for the years ended December 31, 1999, 1998 and 1997, respectively. Similarly, the Company's pro forma diluted net income/(loss) per share would have been $(1.04), $(0.33) and $0.57 for the years ended December 31, 1999, 1998, and 1997, respectively.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model with certain assumptions. The key assumptions used include a weighted average risk-free interest rate of 5.9%, weighted average expected volatility of 49.2%, an expected option life of 6 years, and a 0% expected dividend yield.

16.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 1999 (in thousands, except per share information):

                                     1999 - THREE MONTHS ENDED
--------------------------------------------------------------------------------
                          March 31*      June 30    Sept. 30*     Dec. 31*
--------------------------------------------------------------------------------
Total contract revenues    $115,118     $134,066     $129,790     $127,038
Gross profit                 13,459       15,885        6,158        5,237
Income/(loss) before
 income tax                     780        3,537       (5,438)      (8,120)
Net income/(loss)               413        1,875       (4,017)      (6,435)
Diluted net income/(loss)
 per common share          $   0.05     $   0.23     $  (0.49)    $  (0.79)
================================================================================

                                      1998 - THREE MONTHS ENDED
--------------------------------------------------------------------------------
                           March 31       June 30     Sept. 30     Dec. 31*
--------------------------------------------------------------------------------
Total contract revenues    $ 111,097     $127,118     $135,803     $147,253
Gross profit                  12,244       15,742       15,764        3,494
Income/(loss) before
 income tax                    1,378        3,123        3,947       (9,779)
Net income/(loss)                730        1,655        2,093       (6,897)
Diluted net income/(loss)
 per common share          $    0.09     $   0.20     $   0.25     $  (0.84)
================================================================================

*Includes Buildings and Transportation unit project charges and Buildings unit restructuring charges (see Note 2).

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Michael Baker Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' investment and of cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries (the Company) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
Pittsburgh, PA
March 29, 2000



SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares

The principal market on which the Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 1999 and 1998 were as follows:

                     1999                                   1998
--------------------------------------------------------------------------------
       First  Second     Third    Fourth     First   Second     Third   Fourth
--------------------------------------------------------------------------------
High   9 5/8       8     7 7/8     6 5/8    10 1/2  10  1/2    9  1/2   10 3/8
Low    6 5/8   6 1/2     5 5/8         5     8 1/2   9 1/16   6 11/16    7 1/4
================================================================================