Form 10-K, Exhibit 13
period 2000-12-31
BAKER MICHAEL CORP
filed 2001-03-26
CIK 9263

                                                                    EXHIBIT 13.1


SELECTED FINANCIAL DATA
                                                2000               1999               1998               1997               1996
=================================================================================================================================
                                                            (In thousands, except per share information)
RESULTS OF OPERATIONS
Total contract revenues                    $ 390,710          $ 506,012          $ 521,271          $ 446,432          $ 418,388
Operating income/(loss)                       10,725             (8,175)            (1,667)             8,020              7,663
Net income/(loss)                              5,376             (8,164)            (2,419)             4,953              4,180
Diluted net income/(loss) per share        $    0.65          $   (1.00)         $   (0.30)         $    0.60          $    0.50
Return on average equity                        11.3%             (16.7)%             (4.4)%              9.3%               8.5%
=================================================================================================================================
FINANCIAL CONDITION
Total assets                               $ 133,357          $ 149,191          $ 151,861          $ 144,425          $ 126,082
Working capital                            $  29,391          $  25,733          $  31,855          $  36,220          $  27,417
Current ratio                                   1.37               1.31               1.36               1.41               1.36
Long-term debt                             $      51          $  14,867          $   3,138          $      --          $      --
Shareholders' investment                      50,329             44,799             52,862             55,862             50,752
Book value per outstanding share                6.09               5.48               6.47               6.79               6.19
Year-end closing share price               $    7.75          $    6.63          $    9.75          $    9.75          $    6.38
=================================================================================================================================
CASH FLOW
Cash provided by/(used in)
    operating activities                   $  12,425          $   1,143          $  (1,379)         $   7,803          $   1,167
Cash provided by/(used in)
    investing activities                       2,672            (10,255)           (11,416)            (2,533)            (3,739)
Cash provided by/(used in)
    financing activities                      (9,660)             7,783              1,935                124             (1,251)
---------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash                $   5,437          $  (1,329)         $ (10,860)         $   5,394          $  (3,823)
=================================================================================================================================
BACKLOG
Total                                      $ 501,900          $ 657,300          $ 735,300          $ 648,700          $ 543,700
=================================================================================================================================
SHARE INFORMATION
Year-end shares outstanding                    8,267              8,181              8,166              8,224              8,197
Average diluted shares outstanding
    during year                                8,238              8,175              8,297              8,299              8,383
=================================================================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following tables reflect a summary of the Company's operating results for ongoing operations and non-core businesses during the years ended December 31, 2000, 1999 and 1998 (in millions):

                                                                         TOTAL CONTRACT REVENUES
                                                                CHANGE/                        CHANGE/
                                                     2000      PRIOR YEAR          1999       PRIOR YEAR          1998
========================================================================================================================
ENGINEERING                                        $228.0          13.0%          $201.7          13.1%          $178.4
   Percentage of total revenues                      58.4%                          39.9%                          34.2%
ENERGY                                              120.7          50.5%            80.2          16.9%            68.6
   Percentage of total revenues                      30.9%                          15.8%                          13.2%
NON-CORE*                                            41.6         (81.4)%          223.3         (18.6)%          274.2
   Percentage of total revenues                      10.6%                          44.1%                          52.6%
-------------------------------------------------------------------------------------------------------------------------
CORPORATE/INSURANCE                                   0.4         (50.0)%            0.8         700.0%             0.1
   Percentage of total revenues                       0.1%           --              0.2%                            --
-------------------------------------------------------------------------------------------------------------------------
     Total                                         $390.7         (22.8)%         $506.0          (2.9)%         $521.3
=========================================================================================================================

                                                                      INCOME/(LOSS) FROM OPERATIONS
                                                                CHANGE/                        CHANGE/
                                                   2000       PRIOR YEAR          1999        PRIOR YEAR           1998
==========================================================================================================================
ENGINEERING                                     $  11.4          67.6%           $  6.8          (6.8)%          $   7.3
   Percentage of Engineering revenues               5.0%                            3.4%                             4.1%
ENERGY                                              8.1         161.3%              3.1         (20.5)%              3.9
   Percentage of Energy revenues                    6.7%                            3.9%                             5.7%
NON-CORE*                                          (7.6)         58.5%            (18.3)        (50.0)%            (12.2)
   Percentage of Non-Core revenues                (18.3)%                          (8.2)%                           (4.4)%
--------------------------------------------------------------------------------------------------------------------------
CORPORATE/INSURANCE                                (1.2)       (700.0)%             0.2         128.6%              (0.7)
   Percentage of Corp/Insurance revenues         (300.0)%                          25.0%                          (700.0)%
==========================================================================================================================
     Total                                      $  10.7         230.5%           $ (8.2)       (382.4)%          $  (1.7)
==========================================================================================================================

* Non-Core operations are defined as the construction operations that are being wound down within the Buildings and Transportation units, and the Civil-BSSI division, which was sold effective June 1, 2000.

As discussed more fully in Note 2 to the financial statements, during the first quarter of 2000, BMSCI entered into a non-binding, court ordered mediation process that resulted in BMSCI agreeing to pay UCDP $2.0 million to resolve the claims between them. BMSCI remained responsible for resolution of all remaining subcontractor and vendor claims, the most significant of which was the suit brought by ADF International, Inc. ("ADF"). ADF filed this suit in Federal Court during the fourth quarter of 1998 and judgements were entered in favor of ADF during the fourth quarter of 2000 in the amount of $10.0 million. In addition to amounts previously accrued, the Company recorded a charge of $6.8 million in the fourth quarter of 2000 as a result. In January of 2001 after an in-depth analysis and recommendation by appellate counsel, the Company filed an appeal to the 11th Circuit Court of appeals.

During the second and third quarter of 2000, the Company received cash proceeds of $13.5 million and $0.4 million, respectively, and recorded gains totaling $2.0 million and $0.2 million, respectively, from the sale of Baker Support Services, Inc. ("BSSI"), a wholly owned subsidiary of the Company.

Charges totaling $1.2 million were recorded during the second quarter of 2000 relating to lease obligations on construction equipment within the Company's Non-Core segment. An offset of $0.2 million to this amount was recorded during the third quarter when certain of the aforementioned construction equipment was sold and the lease obligations were settled.

During the first quarter of 1999, the Company determined that it would no longer participate in general construction projects for buildings or transportation infrastructure. Accordingly, the Company's Buildings division was restructured, and the Company recorded related charges in the amount of $0.8 million during the first quarter of 1999. During the third and fourth quarters of 1999, the Company recorded additional charges totaling $21.1 million associated with construction projects in its Buildings and Transportation divisions. Of this amount, approximately $5.9 million relates to obligations determined during the third quarter of 1999 to certain subcontractors and vendors associated with a construction project for Universal City Development Partners ("UCDP") at the Universal Studios theme park in Orlando, FL; another $2.4 million relates to the March 2000 conditional settlement of litigation related to the UCDP project, the effects of which were recorded during the fourth quarter of 1999; and the remaining $12.8 million resulted from changes in cost estimates on several Transportation-Construction (heavy and highway) projects during the year. In connection with the Company's sale of certain assets held by its heavy and highway division, additional charges totaling $1.9 million were recorded during the fourth quarter of 1999. Other 1999 charges of $3.2 million comprised adjustments on engineering projects, the writeoff of certain intangible assets and severance costs.

Due to the service oriented nature of the Company's line of business, the increase in prices for oil and gas could have an impact on costs in current or future periods to the organization as a whole. The energy segment is more vulnerable to fluctuations in these commodities and increases could adversely affect this segments cost of work performed on a much larger scale.

Due to certain management and internal financial reporting changes that have taken place, the Company changed its reporting of segment information for the year 2001. The new segments, and the related discussion of operating results in this Management's Discussion and Analysis section, will reflect management's changing focus toward the ongoing Engineering and Energy operations. However, the following discussion also provides information to explain changes in total contract revenues and income from operations for the segments reported in
Note 6.

Total Contract Revenues

Total contract revenues from the Company's ongoing operations increased 23.7% in 2000. The Engineering segment posted revenue growth of 13.0% during 2000, with the largest components originating from the Transportation-Engineering and Civil-Engineering divisions of 20.6% and 12.5%, respectively. Growth in both Transportation and Civil engineering divisions is attributable to several new contracts, volume increases on existing projects and the U.S. government's 1998 federal transportation (TEA-21) funding increases in its geographic markets. The Energy segment improved its revenues by 50.5% during the year, with the increases attributable to the Steen Production Services, Inc. ("Steen") purchase as well as increased revenue from "OPCO", Baker Energy's Operations Consolidation model. Revenues associated with Steen grew 90.8% from the reported pro forma revenue in Note 3. During the first year of implementation of the OPCO model revenues totaled 26.8% of total Energy contract revenues. The (81.4)% revenue reduction associated with the Company's non-core operations for 2000 reflects the wind-down of the Transportation-Construction division and the construction portion of the Buildings segment as well as sale of the BSSI unit in May 2000.

For 1999, total contract revenues from the Company's ongoing operations increased 14.1%. The Engineering segment posted revenue growth of 13.1% with the most significant 1999 fluctuations registered in the form of increases for the Transportation-Engineering and Environmental-Engineering divisions of 24.8% and 25.6%, respectively. The increase in the Transportation-Engineering division was a direct result of state transportation funding increases associated with the TEA-21 legislation while growth in the Environmental-Engineering division resulted from an increase in contracts. The Energy division increased its revenue by 16.9% in 1999 due to the addition of several new contracts to provide offshore operations and maintenance ("O&M") services, as well as revenue increases on existing contracts. The substantial decrease in the Company's Non-Core segment of (18.6)% was directly attributable to the Company's restructuring and its discontinuance of general construction services during 1999. While general construction services were discontinued during 1999, revenue from the Transportation-Construction division increased by 74.1% in 1999 due to previously executed contracts.

Gross Profit

As a percentage of total contract revenues, gross profit increased to 13.3% from 8.1% in 1999. Excluding Non-Core operations, the Company's gross profit from ongoing operations was 16.2% of total contract revenues for 2000, versus 16.0% of total contact revenues in 1999. The combined Engineering divisions' gross profit margin was 14.4% for 2000, down from 14.9% in 1999. This overall Engineering margin decrease is generally associated with new work on which the Company has provided services and recognized costs, but for which the contract execution is uncertain and/or the contract revenue recognition has been delayed until the related contracts and change orders have been fully executed by the clients. Satisfactory resolution of these contracts and change orders could contribute to operating margins in future periods. The Energy segment posted gross margins of 19.4% and 18.8% for 2000 and 1999, respectively. This improvement in gross margin was the direct result of improved utilization of direct labor related to OPCO. In the Non-Core operations, gross margins from the former construction divisions decreased to (34.4)% for 2000 from (6.3)% in 1999, while the BSSI division contributed 12.9% and 11.6% in 2000 and 1999, respectively. This decrease in Non-Core gross margins directly resulted from the unfavorable court decision in the ADF litigation reported in Note 2. Were it not for the ADF litigation, the gross margins would have been 3.0% and (3.7)% in 2000 and 1999, respectively.

Direct labor expressed as a percentage of total contract revenues was 33%, 33% and 28% in 2000, 1999 and 1998, respectively. This is a major component of the Company's cost of work performed due to the nature of the service business.

Gross Profit without Charges discussed in Note 2
(in millions)                                                            2000              1999           1998
=================================================================================================================
Total Company Gross Profit                                               $52.1             $40.7          $47.2
  Expressed as a percentage of total contract revenues                    13.3%              8.0%           9.1%

Charges                                                                    6.8              22.6           13.7
  Expressed as a percentage of total contract revenues                     1.7%              4.5%           2.6%
-----------------------------------------------------------------------------------------------------------------
Total Gross Profit without Charges                                       $58.9             $63.3          $60.9
=================================================================================================================
  Expressed as a percentage of total contract revenues                    15.1%             12.5%          11.7%
=================================================================================================================

As a percentage of total contract revenues, gross profit declined to 8.1% in 1999 from 9.1% in 1998. During 1999 and 1998, project charges totaling $22.6 million and $13.7 million, respectively, reduced the Company's gross profit. The 1999 project charges primarily affected the Buildings and Transportation-Construction divisions in amounts of $8.8 million and $12.8 million, respectively, while the 1998 charges were entirely recorded on construction projects in the Buildings and Transportation divisions. The gross profit percentage increased in the Civil and Buildings divisions for 1999, with decreases in the other divisions. The Company's BSSI division posted both dollar and percentage improvements in gross profit due to an overall change in its mix of projects following the completion of its then most significant contract in 1998. Excluding the previously mentioned 1999 and 1998 project charges, the Buildings division's profit percentage still would have improved for 1999 due to closer management of its construction projects as they were being completed during 1999. Despite significant revenue growth which improved the gross profit in dollars for the Transportation division's engineering segment, the Transportation division's overall results suffered due to the aforementioned 1999 construction project charges. The Energy segment's decrease in its gross profit percentage for 1999 was impacted by nonrecurring project-related difficulties during the second quarter of 1999. The Environmental division's gross profit percentage was lower for 1999 due to a change in its mix of contracts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses expressed as a percentage of total contract revenues increased to 10.6% for 2000, from a reported 9.7% for 1999. As discussed in the paragraph below and in Note 2 to the consolidated financial statements, the Company's non-recurring charges had the effect of increasing selling, general and administrative expenses by $0.8 million and $4.4 million for 2000 and 1999, respectively. Excluding these charges, selling, general and administrative expenses expressed as a percentage of revenues would have been 10.4% and 8.8% of total contract revenues for the years 2000 and 1999, respectively. Selling, general and administrative expenses from the Company's ongoing operations decreased to 10.6% in 2000 from 12.4% in 1999. The Building, Civil and Transportation Engineering divisions each posted decreases in selling, general and administrative expenses expressed as a percentage of revenue due to a slight decrease in overhead while the Environmental division posted the only increase in 2000 due to a reduction in revenues coupled with overhead remaining relatively flat. In the Energy segment, selling, general and administrative expenses expressed as a percentage of revenues decreased due to several OPCO related contracts progressing into later stages of the OPCO model which results in an increase in revenue without a corresponding increase in overhead costs. In the non-core operations, selling, general and administrative expenses represented 10.5% and 6.2% of contract revenues in 2000 and 1999, respectively.

Management believes that its non-cash charges will be lower in 2001 due to non-recurring adjustments in the amount of $1.2 million related to certain fixed assets in the Company's Engineering segment achieving a zero book value and an adjustment to goodwill related to the acquisition of GeoResearch within the Civil-Engineering division. This $1.2 million charge was offset by the reduction of a note in the amount of $0.4 million, resulting in a net charge to selling, general and administrative expenses of $0.8 million.. Non-compete covenants associated with the acquisition of OTS, within the Energy segment, in 1993 will be fully amortized by the end of the first quarter of 2001 resulting in a favorable decrease in amortization expense of $0.2 million in 2001.

The Company continues to modify its incentive compensation plans and is in the process of developing a plan designed to increase the performance-based compensation component of its executive and business management employees. The impact of such a plan could increase selling, general and administrative expenses in the future. The Company also administers various voluntary and involuntary fringe benefits. The Company realizes that its employees are its greatest assets and retention of highly skilled employees is beneficial and essential to the Company's growth.

Expressed as a percentage of total contract revenues, selling, general and administrative expenses increased slightly to 9.7% in 1999 from 9.4% in 1998. Selling, general and administrative expenses in the Engineering segment decreased to 11.5% of contract revenues in 1999 from 12.4% in 1998. This decrease resulted from lower corporate and business unit overhead allocations. The Energy segment's selling, general and administrative expenses decreased to 14.9% of contract revenues in 1999 from 16.9% in 1998 due to a decrease in incentive compensation expense. Non-Core selling, general and administrative expenses increased to 6.2% from 5.2% of total contract revenues in 1999 and 1998, respectively. The main driver of this increase was the previously mentioned non-recurring charges.

Other Income and Expense

Interest income increased to $413,000 in 2000 from $155,000 in 1999, due to the Company's investment of excess cash from the sale of BSSI and paying off its revolving credit debt due to its bank in early June. Interest expense decreased to $866,000 in 2000 from $948,000 in 1999. The slight decrease in interest expense was attributable to the Company's payoff of the aforementioned revolving credit line which was partially offset by the full year effect of interest on seller financed notes related to the purchase of Steen during the third quarter of 1999. Other income was $700,000 in 2000, compared to other expenses of $273,000 for 1999. The primary composition of the 2000 amount includes a $2.2 million gain on the sale of BSSI, as offset by the charges totaling $1.2 million related to leased construction equipment and a $0.2 million gain associated with the sale of certain leased construction equipment to A&L.

Interest income decreased in 1999 from $439,000 in 1998, due to a combination of the Company being in a net borrowed position throughout the majority of 1999 and slightly lower interest rates in 1999. Despite the lower interest rates in 1999, interest expense increased to $948,000 in 1999 from $145,000 in 1998 due to higher borrowings under the Company's credit agreement with its bank, some of which borrowings were used for the purchase of Steen during the third quarter of 1999. Additional 1999 interest expense also resulted from seller financed notes due to the former shareholders of Steen and higher 1999 interest expense associated with certain heavy and highway construction equipment that was financed during the second half of 1998. Other expense was $273,000 in 1999 versus other income of $42,000 in 1998, primarily due to lower 1999 profitability associated with unconsolidated joint ventures and higher 1999 expense associated with a minority interest in the income of a consolidated Energy segment joint venture.

Income Taxes

The Company's 2000 provision for income taxes resulted in an effective tax rate of 51% in 2000, compared to a benefit from income taxes that resulted in an effective tax benefit rate of 12% in 1999 and a provision for income taxes that resulted in an effective tax rate of (82)% in 1998. The difference between these percentages and the 34% statutory U.S. federal rate is attributable primarily to state and foreign income taxes and foreign withholding taxes. The income tax provision for 2000 and minimal income tax benefit for 1999 result from the effects of certain foreign and state taxes that cannot be offset against tax benefits derived from other jurisdictions during the current reporting periods. The change in the effective tax rate in 2000 also resulted from the Company's current inabilities to realize a tax benefit from foreign tax credits that resulted from cash repatriation from offshore earnings and the impact of lower domestic earnings that resulted from the court decision in the ADF litigation.

CONTRACT BACKLOG

Backlog consisted of that portion of uncompleted work that is represented by signed or executed contracts. Certain of the Company's contracts with the Federal Government and other clients may be terminated at will, therefore no assurance can be given that all backlog will be realized. The Company's backlog at December 31, 2000 and 1999 was $502 million and $657 million, respectively. The overall 2000 decrease is directly attributable to the previously discussed wind-down of the Company's two construction divisions and sale of the BSSI division. Backlog attributable to the Company's ongoing operations was $502 million and $417 million, as of the year-ended 2000 and 1999, respectively. The most significant 2000 increases in backlog were registered in the Company's Transportation-Engineering division and the Energy segment of 27% and 79%, respectively. These increases were the direct result of the aforementioned increase in TEA-21 funding in the Transportation-Engineering division and an increase in the number of contracts in the Energy segment related to the Company's OPCO model.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities increased to $12.4 million in 2000, compared to net cash provided by operating activities of $1.1 million in 1999 and net cash used in operating activities of $1.4 million in 1998. The 2000 cash improvement resulted from higher net income from continuing operations while the 1999 cash improvement resulted primarily from net reductions in receivables and other contract-related assets associated with the wind-down of the Company's construction operations. The decrease for 1998 was primarily related to the Company's 1998 net loss.

Net cash provided by investing activities increased to $2.7 million in 2000, compared to net cash used in investing activities of $10.3 million in 1999 and $11.4 million in 1998. The 2000 cash improvement resulted primarily from the proceeds received from the sale of BSSI of $13.9 million partially offset by the purchase of short-term investments of $9.0 million. The 1999 and 1998 amounts include $4.9 million and $0.8 million, respectively, that was paid relative to the acquisition of new subsidiaries (as discussed in Note 3 to the consolidated financial statements). The Company's capital expenditures included computer equipment and software purchases totaling $1.8 million in 2000, compared with $2.8 million in 1999 and $3.9 million in 1998. An additional $3.5 million of the overall 1999 decrease and the 1998 increase is attributable to the purchase of heavy and highway construction equipment needed for new projects added during 1998.

Net cash used in financing activities was $9.7 million in 2000, compared to net cash provided by financing activities of $7.8 million in 1999 and $1.9 million in 1998. The 2000 cash decrease was the result of the Company paying off its revolving credit debt due to its bank. Of the Company's 1999 proceeds from long-term debt, $10.1 million represents borrowings against its credit agreement with its bank, while the 1998 proceeds related entirely to the aforementioned purchase of heavy and highway construction equipment. The 1999 and 1998 repayments of long-term debt correlate to both the financed construction equipment and the acquisitions of new subsidiaries. In 1998, the Company also paid $0.8 million to acquire 96,379 treasury shares under a stock repurchase program.

Working capital increased to $29.4 million at December 31, 2000 from $25.7 million at December 31, 1999. The Company's current ratio was 1.37:1 and 1.31:1 at the end of 2000 and 1999, respectively. Both the working capital and current ratio at year-end 2000 and 1999 were primarily impacted by the effects of the construction-related charges discussed in Note 2 to the consolidated financial statements. During the first quarter of 2001, the Company appealed the ADF judgement resulting in a reclassification of $13.1 million of cash and other accrued expenses to long-term assets and liabilities.

In 2000, the Company amended and restated its secured credit agreement with its bank, which expires on May 31, 2001. The amended agreement reduces the committed facility from $25 million to $20 million. For the period June 1 thru December 31, 2000 no borrowings were outstanding. Letters of credit totaling $2.6 million had been issued under the Agreement. Borrowings under the agreement are currently secured by the receivables of the Company and most of its subsidiaries. As of December 31, 1999, borrowings totaling $10.1 million were outstanding under the agreement, along with outstanding letters of credit totaling $2.3 million.

The Company expects to expand its existing credit facility to support any strategic opportunities that management identifies. The Company's strategy is to better position itself for growth in the areas of Engineering and Energy through acquisitions that complement the Company's experience and skill. The Company views acquisitions as an important component of its growth strategy and intends to use both cash and the credit facility to fund such acquisitions.

Short and long-term liquidity is further dependent upon appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the oil and gas markets. Additional external factors such as price fluctuations in the energy industry could affect the Company. The current TEA-21 legislation will provide significant increases in funding for transportation infrastructure projects in 2001 and beyond. At this time, management believes that its funds generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

As a result of its 1999 restructuring, the Company will become increasingly less reliant on its bonding line during 2001. Management believes that its bonding line will be sufficient to meet its bid and performance needs for at least the next year. The Company has historically been required to provide bid and performance bonding on certain construction contracts, and has a $500 million bonding line available through Travelers Casualty & Surety Company of America.

As discussed more fully in Note 2 to the consolidated financial statements, on December 28, 2000, judgements were entered in favor of ADF International, Inc. against BMSCI and Travelers Casualty and Surety Company of America, jointly and severally , in the amount of $10.0 million. On February 1, 2001, the Company placed $11.3 million in escrow at First Union Bank in Charlotte, N.C. pending the appeal. The amount placed in escrow included $1.3 million that was reserved for legal fees that the Company estimates as probable.

During 1996 the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock in the open market. During 1998 and 1996 the Company repurchased 96,000 and 207,000 shares, respectively. The Company did not repurchase shares under this authorization during the years 2000 and 1999. As of December 31, 2000, 197,000 shares remain available for repurchase.

During 2000, the Company renewed its lease on a major facility and expects in 2001 to enter into another lease of a 7 to 10 year duration. The Company's lease of office space located in Coraopolis, Pennsylvania terminates on June 30, 2002. Proposals of several office space leases are currently being evaluated which would increase the amount of future annual minimum lease payments.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statements 137 and 138 in June 1999 and June 2000, respectively. These statements, which were required to be adopted for fiscal years beginning after June 15, 2000, require the Company to recognize all derivatives on the balance sheet at fair value. The statements also establish new accounting rules for hedging instruments which, depending on the nature of the hedge, require that changes in the fair value of derivatives either be offset against the change in fair value of assets, liabilities or firm commitments through earnings, or be recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value must be immediately recognized in earnings.

The Company is not involved in any derivative or hedging activities and currently has no plans to enter into any of these types of transactions. The Company will apply the Statement's accounting and disclosure requirements when and if it decides to enter into these types of transactions (see Note 4).

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                                              -------------------------------------------------
                                                                                   2000               1999                1998
===============================================================================================================================
                                                                                  (In thousands, except per share amounts)
Total contract revenues                                                        $390,710           $506,012            $521,271
Cost of work performed                                                          338,629            465,273             474,027
-------------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                   52,081             40,739              47,244
Selling, general and administrative expenses                                     41,356             48,914              48,911
-------------------------------------------------------------------------------------------------------------------------------
  Income/(loss) from operations                                                  10,725             (8,175)             (1,667)
Other income/(expense):
  Interest income                                                                   413                155                 439
  Interest expense                                                                 (866)              (948)               (145)
  Other, net                                                                        700               (273)                 42
-------------------------------------------------------------------------------------------------------------------------------
  Income/(loss) before income taxes                                              10,972             (9,241)             (1,331)
Provision for/(benefit from) income taxes                                         5,596             (1,077)              1,088
-------------------------------------------------------------------------------------------------------------------------------
  Net income/(loss)                                                            $  5,376           $ (8,164)           $ (2,419)
===============================================================================================================================
  Basic and diluted net income/(loss) per share                                $   0.65           $  (1.00)           $  (0.30)
===============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                                        AS OF DECEMBER 31,
ASSETS                                                                                              2000                 1999
===============================================================================================================================
CURRENT ASSETS                                                                                           (In thousands)
Cash and cash equivalents                                                                       $  9,122             $  3,685
Short-term investments                                                                             8,999                   --
Receivables                                                                                       68,042               77,374
Cost of contracts in progress and estimated earnings, less billings                               16,105               20,803
Prepaid expenses and other                                                                         7,335                7,363
-------------------------------------------------------------------------------------------------------------------------------
  Total current assets                                                                           109,603              109,225
-------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                                                                10,058               17,120
-------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
Goodwill and other intangible assets, net                                                         10,846               14,563
Other assets                                                                                       2,850                8,283
-------------------------------------------------------------------------------------------------------------------------------
  Total other assets                                                                              13,696               22,846
-------------------------------------------------------------------------------------------------------------------------------
  TOTAL ASSETS                                                                                  $133,357             $149,191
===============================================================================================================================
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES
Current portion of long-term debt                                                               $  2,244             $  3,526
Accounts payable                                                                                  25,670               28,862
Accrued employee compensation                                                                      9,697               10,462
Accrued insurance                                                                                  5,321                7,884
Accrued litigation reserve                                                                        11,334                4,500
Income taxes payable                                                                               4,443                1,269
Other accrued expenses                                                                            20,348               19,422
Excess of billings on contracts in progress over cost and estimated earnings                       1,155                7,567
-------------------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                       80,212               83,492
-------------------------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES
Long-term debt                                                                                        51               14,867
Other                                                                                              2,765                6,033
-------------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                               83,028              104,392
-------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT
Common Stock, par value $1, authorized 44,000,000 shares, issued
  7,265,149 and 7,170,663 shares, in 2000 and 1999, respectively                                   7,265                7,171
Series B Common Stock, par value $1, authorized 6,000,000 shares, issued
  1,304,927 and 1,313,816 shares, in 2000 and 1999, respectively                                   1,305                1,314
Additional paid-in-capital                                                                        37,488               37,084
Retained earnings                                                                                  6,659                1,283
Other comprehensive loss                                                                            (335)                  --
Less 302,989 shares of Common Stock in treasury, at cost,
  in 2000 and 1999, respectively                                                                  (2,053)              (2,053)
  Total shareholders' investment                                                                  50,329               44,799
-------------------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT                                                $133,357             $149,191
===============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                                                     ------------------------------------------
                                                                                        2000             1999             1998
===============================================================================================================================
                                                                                                  (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)                                                                   $  5,376         $ (8,164)        $ (2,419)
Adjustments to reconcile net income/(loss) to net
  cash provided by/(used in) operating activities:
  Depreciation and amortization                                                        7,068            7,408            5,049
  Deferred income taxes                                                               (3,207)          (3,117)            (695)
  Gain on sale of BSSI                                                                (2,157)              --               --
  Changes in assets and liabilities, net of acquisitions:
    (Increase)/decrease in receivables and contracts in progress                       5,357           12,306           (4,841)
    Increase/(decrease) in accounts payable and accrued expenses                       3,263          (19,035)           9,590
    (Decrease)/increase in advance billings                                           (5,237)           5,233           (3,809)
    Decrease/(increase) in other net assets                                            1,962            6,512           (4,254)
-------------------------------------------------------------------------------------------------------------------------------
     Total adjustments                                                                 7,049            9,307            1,040
-------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by/(used in) operating activities                              12,425            1,143           (1,379)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                            (2,944)          (5,337)         (10,573)
Purchase of short-term investments                                                    (8,999)
Acquisition of Steen Production Services, Inc.                                            --           (4,918)              --
Acquisition of GeoResearch, Inc.                                                          --               --             (843)
Proceeds from the sale of certain construction assets                                    748               --               --
Proceeds from the sale of BSSI                                                        13,867               --               --
-------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by/(used in) investing activities                               2,672          (10,255)         (11,416)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                                              --           10,167            3,516
Repayments of long-term debt                                                         (10,127)          (2,454)            (964)
Proceeds from exercise of stock options                                                  467               70              183
Payments to acquire treasury stock                                                        --               --             (800)
-------------------------------------------------------------------------------------------------------------------------------
     Net cash (used in)/provided by financing activities                             (9,660)            7,783            1,935
-------------------------------------------------------------------------------------------------------------------------------
     Net increase/(decrease) in cash and cash equivalents                              5,437           (1,329)         (10,860)
     Cash and cash equivalents, beginning of year                                      3,685            5,014           15,874
-------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of year                                         $  9,122         $  3,685         $  5,014
===============================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA
Interest paid                                                                       $    985         $    669         $    165
Income taxes paid                                                                   $  2,127         $    387         $  2,588
===============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                  SERIES B
                                     COMMON         COMMON          OTHER          TREASURY            ADDITIONAL
                                      STOCK          STOCK  COMPREHENSIVE     --------------------        PAID-IN     RETAINED
                              PAR VALUE $1    PAR VALUE $1           LOSS     SHARES        AMOUNT        CAPITAL     EARNINGS
==============================================================================================================================
                                                                     (In thousands)
BALANCE, DECEMBER 31, 1996           $7,056         $1,349          $  --       208         $1,260        $36,694      $ 6,913
Net income                               --             --                       --             --             --        4,953
Series B Common Stock
  conversions to Common Stock             6             (6)            --        --             --             --           --
Restricted stock issued                   3             --             --        --             --             21           --
Issuance of Treasury stock               --             --             --        (1)            (4)             2           --
Stock options exercised                  22             --             --        --             --            102           --
Other                                    --             --             --        --             --              3           --
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997            7,087          1,343             --       207          1,256         36,822       11,866
Net loss                                 --             --             --        --             --             --       (2,419)
Series B Common Stock
  conversions to Common Stock            24            (24)            --        --             --             --           --
Restricted stock issued                   4             --             --        --             --             32           --
Treasury stock purchases                 --             --             --        96            800             --           --
Stock options exercised                  35             --             --        --             --            148           --
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            7,150          1,319             --       303          2,056         37,002        9,447
Net loss                                 --             --             --        --             --             --       (8,164)
Series B Common Stock
  conversions to Common Stock             5             (5)            --        --             --             --           --
Restricted stock issued                   4             --             --        --             --             24           --
Issuance of Treasury stock               --             --             --        --             (3)            --           --
Stock options exercised                  12             --             --        --             --             58           --
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            7,171          1,314             --       303          2,053         37,084        1,283
Net income                               --             --             --        --             --             --        5,376
Series B Common Stock
  conversions to Common Stock             9             (9)            --        --             --             --           --
Restricted stock issued                   4             --             --        --             --             18           --
Other Comprehensive Loss:
    Currency translation adj             --             --           (335)       --             --             --           --
Stock options exercised                  81             --             --        --             --            386           --
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000           $7,265         $1,305          $(335)      303         $2,053        $37,488      $ 6,659
==============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Michael Baker Corporation and its subsidiaries (the "Company"), and joint ventures over which it exercises control. All intercompany accounts and transactions have been eliminated in consolidation.

Accounting for Contracts

Total contract revenues have been recorded on the percentage-of-completion method of accounting for the majority of engineering and construction contracts in the Engineering segment. Contract revenues attributable to claims are recognized when signed and approved by the customer. Contract revenues relating to change orders are recognized when realization is probable and the amounts are estimable. Earnings on fixed-price contracts are determined by multiplying the total estimated gross profit for the contracts by the percentage of physical completion to date (which approximates costs incurred to date in relation to total estimated costs), less earnings recognized in prior periods. Earnings under cost reimbursement contracts are principally recorded as costs are incurred. In the event that legal costs are expected to be incurred in connection with defending the Company's position related to claims or litigation on projects, such costs are accrued at the time they are probable of being incurred and reasonably estimable. As work is performed under long-term contracts, estimates of the costs are reviewed and, when necessary, revised on a current basis. Contract costs include costs of subcontracts, direct labor, supplies and overhead. Estimated losses on contracts in progress are recorded as they are identified.

Total contract revenues for the operations and maintenance contracts within the Civil division and Energy segment are primarily recognized as related services are provided. The Civil division's government contracts are typically binding on the Company for a multi-year period and are renewable at the option of the respective government agency. Modifications to contract terms that result in retroactive adjustments to contract revenues are recognized when realization is probable.

Accounting for Joint Ventures

The Company's proportionate share of majority-owned, project-specific joint venture revenue and cost of contracts is included in the accompanying Consolidated Statements of Income. In the accompanying Consolidated Balance Sheets, the Company records its interest in all majority-owned, project-specific joint ventures based on the equity method of accounting for investments. Depending on whether the related projects are expected to be completed within one year, the Company's investment in these joint ventures is included within either prepaid expenses and other current assets or other non-current assets in the accompanying Consolidated Balance Sheets. All businesses accounted for on a proportionate share basis in the income statement were part of BSSI, which was sold in 2000. All 50% or less interests in ventures are recorded on the equity method in the accompanying Balance Sheets and Consolidated Statements of Income.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets and liabilities approximates carrying value due to the short-term nature of the instruments. Substantially all long-term debt is based on rates that float with the current prime rate; accordingly, the carrying value of these obligations approximates their fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of applying the percentage-of-completion method of accounting for contracts.

Cash and Cash Equivalents and Short-Term Investments

Cash and cash equivalents include cash on hand or deposit. The company's short-term investments are comprised of money market mutual funds with remaining maturities of less than 90 days at the time of purchase. Any outstanding checks which create book overdrafts within banking institutions are reclassified as accounts payable; such amounts totaled $1,106,000 and $3,920,000 at December 31, 2000 and 1999, respectively.

Depreciation and Amortization

Depreciation on property, plant and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives range from 5 to 40 years on buildings and improvements and from 3 to 10 years on equipment and vehicles. Amortization of intangible assets is provided primarily on a straight-line basis over the estimated useful lives of the assets, which range from 1 to 19 years. Upon disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items and any resulting gain or loss is reflected in income.

Goodwill

Goodwill, which represents the excess of cost over net assets of acquired companies, is being amortized on a straight-line basis over periods ranging from 5 to 20 years. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment, and uses estimates of future undiscounted net cash flows over the remaining lives in measuring whether goodwill is recoverable.

Earnings Per Common Share

The following table summarizes basic and diluted shares outstanding at December 31, 2000, 1999 and 1998. The additional shares included in diluted shares outstanding are entirely attributable to stock options.

Outstanding Shares                  2000             1999              1998
============================================================================
Basic                          8,209,395        8,175,090         8,178,067
Diluted                        8,237,791        8,175,090         8,178,067
============================================================================

Reclassifications

Certain reclassifications have been made to prior years balances in order to conform to the current year presentation.


2.  CONSTRUCTION, RESTRUCTURING AND OTHER CHARGES

During 1998, 1999 and 2000 the Company recorded losses related to the CityWalk construction project being performed by Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, for Universal City Development Partners ("UCDP") at the Universal Studios theme park in Orlando, Florida. This project involved the construction of a new entrance to the park, which comprises a shopping area, restaurants and a large cineplex, and represented BMSCI's largest active construction contract during 1998. Under this contract, BMSCI acted as the construction manager and self-performed a portion of the work.

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

A non-binding, court-ordered mediation process before a mediator mutually agreed by both parties commenced in January 2000. On March 22, 2000, mediation of this matter resulted in a conditional settlement agreement being entered into by the Company; BMSCI; Travelers Casualty and Surety Company of America ("Travelers"), which provided performance and payment bonds on behalf of BMSCI; UCDP; Hellmuth, Obata & Kassabaum, Inc.("HOK"); which designed the project; and the court-appointed mediator. Pursuant to the terms of the settlement agreement, the parties resolved the claims between them, and BMSCI agreed to pay UCDP $2.0 million. On May 1, 2000, the Company and UCDP settled their claims. This final settlement preserves the Company's rights against HOK, the project policy insurer; and HOK's other insurers. The Company also remains responsible for all subcontractor and vendor claims arising from the project. The most material of claims involved a suit brought by ADF International, Inc. ("ADF"), BMSCI's subcontractor for structural steel and miscellaneous metals, against BMSCI and Travelers.

On November 24, 1998, ADF filed suit in Federal Court against BMSCI and Travelers seeking damages for alleged breaches of contract relating to the project. BMSCI and its surety answered the complaint (and amended complaint) and BMSCI filed a counterclaim.

In connection with the conditional settlement agreement, and the estimated amounts that were required to be settled with subcontractors and vendors, the Company recorded additional charges totaling $2.4 million during the fourth quarter of 1999.

On December 28, 2000, judgements were entered in favor of ADF International Inc. against BMSCI and Travelers, jointly and severally, in the amount of $10.0 million. It was also further ordered and adjudged that BMSCI shall take nothing by its counterclaim or Third Party Claims. BMSCI recorded charges during the fourth quarter of $5.5 million related to the Judgements and $1.3 million in attorney's fees which are yet to be determined by the court. The Company believes that it has made an adequate provision for the attorney's fees. In January 2001, after an in-depth analysis and recommendation by appellate counsel, the Company filed an appeal to the 11th Circuit Court of appeals. The Company had previously recorded charges of $4.5 million during the fourth quarter of 1999.

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

Certain assets held by the Company's Transportation-Construction (heavy and highway) division, including substantially all fixed assets and the remaining contractual rights and obligations associated with eight active construction projects, were sold to A&L, Inc. ("A&L") in March 2000 in exchange for cash proceeds of $0.7 million and A&L's assumption of certain debt and lease obligations. In contemplation of this sale, charges totaling $1.9 million were recorded during the fourth quarter of 1999. Such charges primarily reflect write-downs related to fixed asset impairments, equipment lease termination costs, and lease costs for certain office space permanently idled by the restructuring. In 2000, the Company recorded the effects of settling lease obligations associated with certain heavy & highway construction equipment that was no longer being fully utilized. The Company recorded a charge totaling $1.2 million to the "other, net" caption in the accompanying Condensed Consolidated Statements of Income and other income of $0.2 million from the sale of the equipment and settlement of the outstanding lease obligations. All heavy & highway construction projects were substantially completed at December 31, 2000.

The components of this 1999 restructuring charge by segment were as follows:

Buildings -                                    1999                                           2000
Construction:           DEC. 31       ------------------------           DEC. 31     ------------------------        DEC. 31
                         1998         CHARGED          SETTLED            1999       CHARGED          SETTLED          2000
=================================================================================================================================
Severance Costs          $ -       $  126,000      $  (126,000)       $     --          $ --        $      --        $     --
Write-down of fixed        -          253,000         (231,000)         22,000            --          (22,000)             --
assets

Lease termination          -          360,000         (210,000)        150,000            --         (150,000)             --
costs
---------------------------------------------------------------------------------------------------------------------------------
Total                      -       $  739,000      $  (567,000)       $172,000          $ --        $(172,000)             --
=================================================================================================================================
Transportation -                               1999                                           2000
Construction:           DEC. 31       ------------------------           DEC. 31     ------------------------        DEC. 31
                         1998         CHARGED          SETTLED            1999       CHARGED          SETTLED          2000
=================================================================================================================================

Write-down of fixed      $--       $1,086,000      $(1,086,000)       $     --          $ --        $      --        $     --
assets

Lease termination         --          571,000               --         571,000            --         (389,000)        182,000
costs
Other                     --          235,000               --         235,000            --         (160,000)         75,000
---------------------------------------------------------------------------------------------------------------------------------
Total                    $--       $1,892,000      $(1,086,000)       $806,000          $ --        $(549,000)       $257,000
=================================================================================================================================


Effective June 1, 2000 the Company completed the sale of its wholly-owned subsidiary, Baker Support Services, Inc. (BSSI"), to SKE International LLC ("SKE"). BSSI primarily provided operations and maintenance services on U.S. military bases worldwide, and represented a separate segment of the Company's Civil business unit.

In exchange for 100% of the common stock of BSSI, the Company received cash proceeds of $13.5 million, an another $0.5 million was placed in escrow by SKE pending resolution of a post-closing purchase price adjustment. Management's discussions with SKE during the third quarter of 2000 resulted in an additional payment approximately $0.4 million of the $0.5 million escrowed by SKE.

In connection with this sale, BSSI's results of operations for the five months ended May 31, 2000 were included in the accompanying Condensed Consolidated Statements of Income for the year. In addition, the Company recorded a gain totaling $2.2 million associated with this sale. This gain was included within the "Other, net" caption in the aforementioned Statements of Income.

During 1999, additional charges totaling $12.8 million were recorded in the Company's Transportation-Construction division due to changes in estimates on several heavy and highway construction projects. Other 1999 charges totaling $3.2 million comprised the writeoff of certain goodwill and other intangible assets associated with the Company's 1998 acquisition of GeoResearch, Inc., severance costs related to the departure of certain former officers and employees, and adjustments on Engineering projects in the Buildings, Civil and Transportation divisions.

3.  ACQUISITION

On September 1, 1999, the Energy segment purchased all of the outstanding shares of capital stock of Steen Production Service, Inc. ("Steen"). The purchase price for the shares of Steen was $10.8 million, including interest bearing promissory notes totaling $4.4 million; and certain non-competition covenants valued at $2.0 million. The first of two payments on the interest bearing promissory notes was made in September 2000 in the amount of $3.0 million which included interest of $0.8 million. The last principal payment of $2.2 million will be paid in September 2001 and will accrue interest at the prime rate as announced by the Company's bank.

This acquisition has been accounted for by the purchase method of accounting and the excess of the fair value of the net assets acquired over the purchase price in the amount of $7.2 million has been allocated to goodwill and is being amortized over 20 years. The operating results of Steen are included in the Company's results of operations from the date of purchase.

Assuming that Steen had been acquired on January 1, 1999 and 1998, the unaudited pro forma operating results of the Company for the year ended December 31, 1999 and 1998 would have approximated the following (in millions):

                                                  1999             1998
========================================================================
Total Contract Revenues                         $  517           $  538
Net loss                                        $ (8.9)          $ (3.3)
Basic and diluted net loss per share            $(1.09)          $(0.41)
========================================================================

Effective October 1, 1998, the Company acquired all of the outstanding shares of capital stock of GeoResearch from its shareholder in a transaction accounted for as a purchase. While this transaction is not considered material for purposes of detailed disclosure, the Company recorded goodwill and other intangible assets totaling $1.9 million during the fourth quarter of 1998. During the third quarter of 1999, the Company determined that the value of the goodwill and other intangible assets were impaired and wrote off $825,000. The Company during the first quarter of 2000 wrote off an additional $375,000 of the unamortized balance due to the impairment of goodwill.

4.  RECENT PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") which summarizes the SEC's interpretation of revenue recognition. The Company expects SAB 101 will not have any impact because it currently records revenue in accordance with Statement of Accounting Position 81-1, "Accounting for Performance of Construction-Type and Certain Production -Type Contracts," which is exempt from SAB 101 interpretations.

In June 1998 and June 2000, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments...an Amendment of FAS 133," respectively, which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires the Company to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. It further provides criteria for derivative instruments to be designated as fair value, cash flow, or foreign currency hedges, and establishes accounting standards for reporting changes in the fair value of the derivative instruments. Upon adoption, the Company will be required to adjust hedging instruments to fair value in the balance sheet and recognize the offsetting gains or losses as adjustments to be reported in net income or other comprehensive income, as appropriate. The Company will adopt SFAS No. 133 and 138 in fiscal 2001. The adoption of SFAS No. 133 and 138 will not have a material effect on the Company's results of operations or financial position.

5.  CONTRACTS

The total cost of contracts in progress (used to determine cost of work performed) plus accumulated gross profit recorded was $804,328,000 and $910,838,000 at December 31, 2000 and 1999, respectively. Billings to date on contracts in progress at December 31, 2000 and 1999 were $789,378,000 and $903,590,000, respectively.

Trade accounts receivable totaling $7,009,000 and $10,012,000 at December 31, 2000 and 1999, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, substantially all of the retention balance at December 31, 2000 is expected to be collected in 2001.

As of December 31, 2000 and 1999, accounts payable included amounts due to subcontractors of $287,000 and $2,087,000, respectively, which have been retained under contractual terms pending the completion and acceptance of the work performed by the subcontractors.

Certain subsidiaries of the Company participate in joint ventures that are typically formed to accomplish specific projects and then dissolved upon completion of the projects. The number of joint ventures in which the Company participates and the size, scope and duration of the projects varies between periods. As a result of the Company exiting the construction businesses and BSSI the amount of joint venture activity has diminished and is immaterial to the financial statements during the year ended December 31, 2000. Summarized financial information for the joint ventures in the years 1999 and 1998 were as follows (in millions):

                                       50% OR LESS EQUITY INVESTEES              GREATER THAN 50% EQUITY INVESTEES
                                      FOR THE YEARS ENDED DECEMBER 31,            FOR THE YEARS ENDED DECEMBER 31,
                                    ------------------------------------         ---------------------------------
                                         1999                   1998                  1999                1998
==================================================================================================================
Total contract revenues                 $13.4                   $8.2                 $16.0               $12.2
Gross profit                              0.8                    1.4                   2.4                 0.7
Income from operations                      -                    0.7                   2.3                 0.7
Net (loss)/income                       $(0.1)                  $0.5                 $ 2.4               $ 0.7
==================================================================================================================

As described in Note 1, the results of the operations for project-specific joint ventures in which the Company owns greater than a 50% interest are included in the Company's results of operations on a proportionate share basis. The portion of investee results of operations shown above and included in the Company's consolidated results of operations are as follows (in millions):

                                          GREATER THAN 50% EQUITY INVESTEES
                                           FOR THE YEARS ENDED DECEMBER 31,
                                           ---------------------------------
                                                1999                1998
=========================================================================
Total contract revenues                         $9.1                $6.8
Gross profit                                     1.4                 0.3
Income from operations                           1.3                 0.3
Net income                                      $1.4                $0.4
=========================================================================

The Company's equity investment in these joint ventures was $4,699,000 and $2,028,000 at December 31, 1999 and 1998, respectively.

Summarized balance sheet information for the Company's joint ventures is as follows (in millions):


                                 50% OR LESS             GREATER THAN 50%
                              EQUITY INVESTEES           EQUITY INVESTEES
                              AS OF DECEMBER 31,        AS OF DECEMBER 31,
                              ------------------        ------------------
                              1999          1998        1999          1998
============================================================================
Current assets                $7.3          $3.1        $7.3          $4.6
Noncurrent assets              4.7           0.1         0.8            --
Current liabilities            5.1           2.1         2.0           2.9
Noncurrent liabilities        $2.0          $ --        $1.1          $ --
============================================================================

Consistent with industry practice, within each of the Company's operating units, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net underbillings reflected in the accompanying Consolidated Balance Sheets is dependent upon U.S. federal and state government appropriations.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company's related trade receivables, due from subsidiaries of major oil companies, to unique collection delays. Based upon past experience with these clients, management believes that these receivables will be fully collectible.

6. BUSINESS SEGMENT INFORMATION

The Company changed the way it reports its business segment information for the year 2001. The company previously had five operating business units. The Buildings, Energy and Environmental divisions each represented separate reportable segments, while the Transportation and Civil divisions each comprised two reportable segments. Accordingly, the Company will have the following three reportable segments:

o The Engineering segment has historically provided a variety of services including design-build, construction management, consulting, planning, program management, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews and software development capabilities within the Civil, Transportation, Building and Environmental services.

o The Energy segment offers services that include turbine overhauls, mechanical services including major equipment outages, operations and maintenance, in-shop and onsite mechanical reconditioning and training services for energy producers.

o The Non-Core segment consists of the Building and Transportation construction units that are currently in the process of being wound down (see Note 2). All activity within this segment is expected to cease in 2001.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of its segments primarily based on income before income taxes.

The following tables reflect the required disclosures for the Company's reportable segments under future segment reporting and prior segment reporting for 2000 (in millions):


                                       2000                    FUTURE SEGMENT REPORTING
                                  REPORTING     ENGINEERING       ENERGY    CORPORATE        NON-CORE
======================================================================================================
Total contract revenues:
Buildings                            $ 22.5          $ 20.9           --           --           $ 1.6
Civil:
  Engineering                          76.6            76.6           --           --               -
  BSSI                                 23.4              --           --           --            23.4
Energy                                120.7              --        120.7           --               -
Environmental                          21.7            21.7           --           --               -
Transportation:
  Engineering                         108.8           108.8           --           --               -
  Construction                         16.6              --           --           --            16.6
------------------------------------------------------------------------------------------------------
     Subtotal - segments              390.3           228.0        120.7           --            41.6
Corporate                               0.4              --           --          0.4               -
------------------------------------------------------------------------------------------------------
     Total                           $390.7          $228.0        120.7          0.4           $41.6
======================================================================================================


OPERATING INCOME/(LOSS) FROM OPERATIONS WITHOUT CORPORATE OVERHEAD ALLOCATED:


                                        2000                   FUTURE SEGMENT REPORTING
                                   REPORTING     ENGINEERING       ENERGY    CORPORATE       NON-CORE
=======================================================================================================
Operating income/(loss):
Buildings                             $ (3.2)          $ 4.4         $ --        $  --         $ (7.6)
Civil:
  Engineering                            3.4             3.4           --           --             --
  BSSI                                   1.4              --           --           --            1.4
Energy                                   9.7              --          9.7           --             --
Environmental                            0.4             0.4           --           --             --
Transportation:
  Engineering                            7.7             7.7           --           --             --
  Construction                          (0.7)             --           --           --           (0.7)
-------------------------------------------------------------------------------------------------------
     Subtotal - segments                18.7            15.9          9.7           --           (6.9)
Corporate/Insurance                     (8.0)             --           --         (8.0)            --
-------------------------------------------------------------------------------------------------------
     Total                            $ 10.7           $15.9         $9.7        $(8.0)        $ (6.9)
=======================================================================================================

                                        2000              1999           1998
==============================================================================
Total Contract Revenues:
Buildings                             $ 22.5            $ 53.8         $151.5
Civil:
  Engineering                           76.6              68.1           69.1
  BSSI                                  23.4              53.5           61.8
Energy                                 120.7              80.2           68.6
Environmental                           21.7              28.5           22.7
Transportation:
  Engineering                          108.8              90.2           72.3
  Construction                          16.6             130.9           75.2
------------------------------------------------------------------------------
     Subtotal - segments               390.3             505.2          521.2
Corporate/Insurance                      0.4               0.8            0.1
------------------------------------------------------------------------------
     Total                            $390.7            $506.0         $521.3
==============================================================================


                                      2000              1999             1998
==============================================================================
Operating income/(loss):
Buildings                           $ (3.7)           $ (7.2)          $(14.2)
Civil:
  Engineering                          1.8               1.2              3.4
  BSSI                                 1.2               2.1              0.5
Energy                                 8.1               3.1              3.9
Environmental                          0.0               1.0              0.9
Transportation:
  Engineering                          5.6               4.6              3.3
  Construction                        (1.1)            (13.2)             1.2
------------------------------------------------------------------------------
     Subtotal - segments              11.9              (8.4)            (1.0)
Corporate/Insurance                   (1.2)              0.2             (0.7)
------------------------------------------------------------------------------
     Total                          $ 10.7            $ (8.2)          $ (1.7)
==============================================================================


                                       2000               1999
===============================================================
Segment assets:
Buildings                            $  3.6             $  7.4
Civil:
  Engineering                          20.2               23.3
  BSSI                                   --               15.8
Energy                                 43.2               40.3
Environmental                           4.1                4.8
Transportation:
  Engineering                          34.6               28.9
  Construction                         13.7               17.4
---------------------------------------------------------------
     Subtotal - segments              119.4              137.9
Corporate/Insurance                    14.0               11.3
---------------------------------------------------------------
     Total                           $133.4             $149.2
===============================================================

                                          2000           1999         1998
===========================================================================

Capital expenditures:
Buildings                                 $0.1           $0.2        $ 0.3
Civil:
  Engineering                              0.6            1.0          1.4
  BSSI                                     0.2            0.4          0.8
Energy                                     0.7            0.6          1.2
Environmental                              0.1            0.1          0.2
Transportation:
  Engineering                              0.6            1.2          1.3
  Construction                               -            0.7          4.2
---------------------------------------------------------------------------
     Subtotal - segments                   2.3            4.2          9.4
Corporate                                  0.6            1.1          1.2
---------------------------------------------------------------------------
     Total                                $2.9           $5.3        $10.6
===========================================================================


                                          2000           1999         1998
===========================================================================
Depreciation and amortization:
Buildings                                 $0.1           $0.2         $0.2
Civil:
  Engineering                              1.8            1.9          0.7
  BSSI                                     0.3            0.8          0.6
Energy                                     1.9            1.5          1.1
Environmental                              0.1            0.1          0.1
Transportation:
  Engineering                              1.5            0.9          0.6
  Construction                             0.1            0.9          0.7
---------------------------------------------------------------------------
     Subtotal - segments                   5.8            6.3          4.0
Corporate                                  1.3            1.1          1.0
---------------------------------------------------------------------------
     Total                                $7.1           $7.4         $5.0
===========================================================================

The Company has determined that the intersegment revenues, interest income and expense, equity in the net income of investees accounted for by the equity method and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

The required enterprise-wide disclosures are as follows (in millions):

                                          2000           1999         1998
===========================================================================
Total contract revenues by type
  of service:
Engineering                             $228.0         $201.7       $178.4
Construction                              18.2          169.8        212.4
Operations & Maintenance                 144.1          133.7        130.4
Corporate/Insurance                        0.4            0.8          0.1
---------------------------------------------------------------------------
     Total                              $390.7         $506.0       $521.3
===========================================================================

                                                                        2000         1999         1998
=======================================================================================================
Total contract revenues by geographic origin:

Domestic                                                              $354.2       $455.2       $475.2
Foreign                                                                 36.5         50.8         46.1
-------------------------------------------------------------------------------------------------------
     Total                                                            $390.7       $506.0       $521.3
=======================================================================================================
                                                                        2000         1999         1998
=======================================================================================================
Total contract revenues by principal markets:

United States government                                               17.4%        21.4%        27.1%
Various state governmental and quasi-governmental agencies             34.5%        46.9%        34.4%
Commercial, industrial and private clients                             48.1%        31.7%        38.5%
=======================================================================================================

The Company's business is substantially conducted in the U.S. No individual contract accounted for more than 10% of the Company's total contract revenues in 2000 and 1999; however, several contracts with the Pennsylvania Department of Transportation provided 11% of the Company's total contract revenues in 1999. The aforementioned contract with UCDP accounted for 12% of the Company's total contract revenues in 1998. Long-lived assets are principally held in the U.S., all amounts in other locations are immaterial.

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

                                                   2000                1999
============================================================================
Land                                           $    486            $    552
Buildings and improvements                        5,963               7,091
Equipment and vehicles                           32,587              42,319
----------------------------------------------------------------------------
     Total, at cost                              39,036              49,962
Less - Accumulated depreciation                 (28,978)            (32,842)
----------------------------------------------------------------------------
     Net property, plant and equipment         $ 10,058            $ 17,120
============================================================================

8. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

                                                                        2000       1999
==========================================================================================
Goodwill, net of accumulated amortization
  of $3,040 and $3,927, respectively                                 $ 9,164     $12,219
Other intangible assets, net of accumulated amortization
  of $3,578 and $2,916, respectively                                   1,682       2,344
------------------------------------------------------------------------------------------
     Net intangible assets                                           $10,846     $14,563
==========================================================================================

9. LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company has a secured credit agreement (the "Agreement") with its bank. The Agreement was amended and restated on September 27, 2000 following waiver of financial covenant violations during the third and fourth quarter of 1999. These amendments change the committed facility from $25 million to $20 million through May 31, 2001 and include a provision that borrowings under the Agreement shall be limited to 80% of eligible receivables, as defined in the agreement. The commitment change is expected to better approximate the Company's need in the near term and includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. For the period June 1 thru December 31, 2000, no borrowings were outstanding. During the year, however; letters of credit totaling $2.6 million had been issued under the agreement.

The Agreement provides for the Company to borrow at the Bank's prime interest rate or LIBOR plus 2.25%, and for the Company to meet certain cash flow, leverage, interest coverage and tangible net worth requirements. Under the Agreement, the Company pays the Bank commitment fees of 3/8% per year based on the unused portion of the commitment.

Due to the judgement rendered in the ADF litigation at December 28, 2000, the Company violated certain financial statement and other covenants. These fourth quarter 2000 violations were waived by its bank as of the date of the judgement.

The maximum amount of borrowings outstanding under the Agreement during 2000 was $17,044,000. For 2000, the average daily balance outstanding when the Company was in a net borrowing position was $10,288,000 at a weighted average interest rate of 8.8%. The Company was in a net borrowed position from January 1 to May 31, 2000.

Other amounts totaling $2,295,000 at December 31, 2000, and included in current portion of long-term debt and long-term debt in the accompanying Consolidated Balance Sheet, represent $2,190,000 associated with the Steen acquisitions, in addition to amounts due for certain equipment financed. These notes and obligations mature as follows: $2,244,000 in 2001 and $51,000 in 2002. The interest rates with respect to these notes ranged from 6.00% to 9.50% as of December 31, 2000.

10. CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. During 1998, the Company repurchased 96,379 treasury shares of Common Stock at market prices ranging from $7.53 to $8.87 per share, for a total price of $800,000. The Company made no treasury share repurchases during 2000 or 1999.

The Company's Common Stock is divided into two series, Common Stock and Series B Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the shareholders, and each share of Series B Common Stock entitles the holder thereof to ten votes on all such matters. Each share of Series B Common Stock may be converted to one share of Common Stock at one time or at various times at the holder's discretion.

The Company's Articles of Incorporation authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2000 and 1999, there were no shares of such Preferred Stock outstanding.

11. RIGHTS AGREEMENT

Effective November 11, 1999, the Company's Board of Directors adopted a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, the Company declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group has acquired twenty-five percent or more of the Company's outstanding Common Stock or has announced a tender offer that would result in the acquisition of twenty-five percent or more of the Company's outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

Assuming the Rights have not been redeemed, after a person or group has acquired twenty-five percent or more of the Company's outstanding Common Stock, each Right (other than those owned by a holder of twenty-five percent or more of the Common Stock) will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of Common Stock of the acquiring party having a value equal to two times the exercise price of the Rights. In addition, at any time after the Rights become exercisable and prior to the acquisition by the acquiring party of fifty percent or more of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than those owned by the acquiring person or its affiliates) for Common Stock of the Company at an exchange ratio of one share of Common Stock per Right.

12. LEASE COMMITMENTS

The Company's noncancellable leases relate to office space, computer equipment, office equipment and vehicles, with lease terms ranging from one to 10 years. Future annual minimum lease payments under noncancellable operating leases as of December 31, 2000 are as follows:

FISCAL YEAR
=========================================
2001                         $10,107,000
2002                         $ 7,393,000
2003                         $ 4,776,000
2004                         $ 4,120,000
2005                         $ 3,535,000
Thereafter                   $10,514,000
=========================================
   Total                     $40,445,000
=========================================

Rent expense under noncancellable operating leases was $10,870,000 in 2000, $11,521,000 in 1999 and $11,687,000 in 1998.

13. INCOME TAXES

The provision for income taxes consisted of the following (in thousands):


                                                                 2000           1999           1998
====================================================================================================
Current income taxes:
Federal                                                        $  219       $    (70)        $   18
State                                                             721            295            246
Foreign                                                         1,449          1,815          1,519
----------------------------------------------------------------------------------------------------
     Total current income taxes                                 2,389          2,040          1,783

Deferred income taxes:
Federal                                                         3,547         (3,345)          (799)
State                                                            (340)           228            104
----------------------------------------------------------------------------------------------------
     Total deferred income taxes                                3,207         (3,117)          (695)
----------------------------------------------------------------------------------------------------
     Total provision for/(benefit from) income taxes           $5,596       $ (1,077)        $1,088
====================================================================================================

The following is a reconciliation of income taxes at the federal statutory rate to income taxes recorded by the Company (in thousands):


                                                             2000           1999           1998
================================================================================================
Computed income taxes at
  U.S. federal statutory rate                              $3,743        $(3,142)        $ (453)
Foreign taxes, net of federal
  income tax benefits                                         964          1,180          1,003
State income taxes, net of
  federal income tax benefit                                  248            340            225
Nondeductible charges                                         384            542            313
Other, net                                                    257              3             --
------------------------------------------------------------------------------------------------
     Total provision for/(benefit from) income taxes       $5,596        $(1,077)        $ 1,088
================================================================================================

The domestic and foreign components of the Company's income/(loss) before income taxes are as follows (in thousands):

                                      2000              1999             1998
==============================================================================
Domestic                           $ 8,766          $(12,355)         $(4,203)
Foreign                              2,206             3,114            2,872
------------------------------------------------------------------------------
     Total                         $10,972          $ (9,241)         $(1,331)
==============================================================================

The components of the Company's deferred income tax assets and liabilities at December 31, 2000 and 1999 are as follows (in thousands):

                                                        2000             1999
==============================================================================
Deferred income tax assets:
Deductible temporary differences:
  Provision for expenses and losses                $   8,369         $  7,123
  Contract overbillings                                  321              980
  Federal tax operating loss carryforward                 --            1,650
  Accrued vacation pay                                 1,197            1,169
  Fixed and intangible assets                            732              728
  Minimum tax credits                                     --              379
  Charitable contribution carryforward                    99              277
  Other                                                    4               90
------------------------------------------------------------------------------
     Total deferred income tax assets                 10,722           12,396
------------------------------------------------------------------------------
Deferred income tax liabilities:
  Contract underbillings                              (7,207)          (7,232)
  Undistributed foreign earnings                      (2,916)          (1,359)
------------------------------------------------------------------------------
     Total deferred income tax liabilities           (10,123)          (8,591)
------------------------------------------------------------------------------
     Net deferred tax asset                         $    599          $ 3,805
==============================================================================

The Company has contribution carryforwards totaling $291,000 at December 31, 2000 that expire in 2004. During 2000, the Company used its 1999 U.S. net operating loss carryforward of $4,854,000. The Company's U.S. income tax returns for the years 1997 through 1999 remain subject to audit. Management believes that adequate provisions have been made for income taxes at December 31, 2000.

14. CONTINGENCIES

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

The Company is insured with respect to its workers' compensation and general liability exposures subject to deductibles or self-insured retentions. Provisions for losses expected for these exposures are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry. Insurance coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract.

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

The Company currently is a party to one material legal proceeding. The proceeding relates to a lawsuit brought in 1987 in the Supreme Court of the State of New York, Bronx County, by the Dormitory Authority of the State of New York against a number of parties, including the Company and one of its wholly-owned subsidiaries, that asserts breach of contract and alleges damages of $13,000,000. The Company, which was not a party to the contract underlying the lawsuit, contends that there is no jurisdiction with respect to the Registrant and that it cannot be held liable for any conduct of the subsidiary. Both the Registrant and the subsidiary are contesting liability issues and have filed cross-claims and third-party claims against the other entities involved in the project.

15. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company maintains a defined contribution retirement program through an Employee Stock Ownership Plan ("ESOP"), in which substantially all employees are eligible to participate. In addition to providing a vehicle for investment in Company stock, the ESOP offers participants several other investment options. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches 100% of the first 5% and 50% of the next 1% of eligible salary contributed by participants. The Company's matching contributions are invested not less than 25% in Michael Baker Corporation Common Stock, with the remaining 75% being available to invest in Baker Common Stock or mutual funds, as directed by the participants. From July 1, 1997 through December 31, 1998, the Company's matching contributions were not permitted to be less than 50% being available to invest in Baker Common Stock or mutual funds, as directed by the participants. Company contributions under this program amounted to $4,965,000, and $4,565,000 in 2000 and 1999, respectively.

As of December 31, 2000, the market value of all ESOP investments was $99,453,000, of which 27% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 40.0% of the shares and 71% of the voting power for the outstanding Common Stock and Series B Common Stock of the Company at the end of 2000.

16. STOCK OPTION PLANS

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

Under the Directors Plan, each nonemployee director was issued 500 restricted shares of Common Stock, for a total of 3,000 shares of restricted stock issued in 2000 and 3,500 shares of restricted stock issued in 1999 and 1998. The Company recognized compensation expense totaling $21,000, $27,000 and $35,000 related to the issuance of these restricted shares in 2000, 1999 and 1998, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 2000, 1999 and 1998:

                                                          AVERAGE
                                          SHARES         EXERCISE
                                         SUBJECT            PRICE
                                       TO OPTION        PER SHARE
==================================================================
BALANCE AT DECEMBER 31, 1997             341,014            $5.92
Options granted                          402,397            $9.96
Options exercised                        (35,191)           $5.20
Options forfeited                         (2,639)           $6.46
------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998             705,581            $8.25
Options granted                           67,289            $7.18
Options exercised                        (11,686)           $6.02
Options forfeited                       (145,368)           $9.60
------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999             615,816            $7.86
Options granted                            6,000            $6.25
Options exercised                        (82,097)           $5.72
Options forfeited                       (144,060)           $9.24
------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000             395,659            $7.78
==================================================================

The weighted average fair value of options granted during 2000, 1999, and 1998 was $3.37, $3.87 and $5.37, respectively.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2000:

                                          OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                                                WEIGHTED                          WEIGHTED
                                 AS OF                           AVERAGE          AS OF            AVERAGE
RANGE OF EXERCISE PRICES      12/31/00         LIFE*      EXERCISE PRICE       12/31/00     EXERCISE PRICE
===========================================================================================================
$4.8125 - $ 5.0313              82,699           3.2               $4.95         82,699              $4.95
$6.2500 - $ 7.8125             141,633           6.4                6.85        126,750               6.87
$9.0000 - $10.125              171,327           6.9                9.92         44,429               9.58
-----------------------------------------------------------------------------------------------------------
     Total                     395,659           5.9               $7.78        253,878              $6.72
===========================================================================================================

*Average life remaining in years

As permitted under Statement of Financial Accounting Standards No. ("SFAS") 123, "Accounting for Stock-Based Compensation," the Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in its accounting for stock-based compensation plans, and adopted SFAS 123 for disclosure purposes only. Accordingly, no compensation cost was recognized for stock options granted in 2000, 1999 or 1998. If compensation costs for the Company's stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, the Company's net income and diluted net income per share amounts would have been reduced.

If SFAS 123 had been used to account for both stock option plans, the Company's pro forma net income/(loss) amounts would have been $5,259,000, $(8,524,000) and $(2,669,000) for the years ended December 31, 2000, 1999 and 1998, respectively. Similarly, the Company's pro forma diluted net income/(loss) per share would have been $0.63, $(1.04) and $(0.33) for the years ended December 31, 2000, 1999, and 1998, respectively.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model with certain assumptions. The key assumptions used include a weighted average risk-free interest rate of 5.9%, weighted average expected volatility of 49.1%, an expected option life of 6 years, and a 0% expected dividend yield.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2000 (in thousands, except per share information):

                                                                                  2000 - THREE MONTHS ENDED
===============================================================================================================================
                                                              March 31            June 30          Sept. 30           Dec. 31#
Total contract revenues                                       $108,295            $97,762           $92,351           $92,302
Gross profit                                                    14,815             14,271            13,521             9,474
Income/(loss) before income taxes                                3,309              4,726             4,193            (1,256)
Net income/(loss)                                                1,754              2,505             2,344            (1,227)
Diluted net income/(loss) per common share                    $   0.21            $  0.31           $  0.28           $ (0.15)
===============================================================================================================================

                                                                                  1999 - THREE MONTHS ENDED
===============================================================================================================================
                                                             March 31*           June 30*         Sept. 30*           Dec. 31*
Total contract revenues                                       $115,118           $134,066         $129,790           $127,038
Gross profit                                                    13,459             15,885            6,158              5,237
Income/(loss) before income taxes                                  780              3,537           (5,438)            (8,120)
Net income/(loss)                                                  413              1,875           (4,017)            (6,435)
Diluted net income/(loss) per common share                    $   0.05           $   0.23         $  (0.49)          $  (0.79)
===============================================================================================================================

*Includes Buildings and Transportation unit project charges and Buildings unit restructuring charges (see Note 2).
# Includes ADF Settlement (see Note 2).

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Michael Baker Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' investment and of cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries (the Company) at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, PA
March 16, 2001










SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares

The principal market on which the Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 2000 and 1999 were as follows:

                            2000                                         1999

==================================================================================================
              First     Second       Third     Fourth      First      Second      Third     Fourth
==================================================================================================
High          6 7/8     7 3/16     7 15/16      8 1/8      9 5/8           8      7 7/8      6 5/8
Low               5      4 3/4      6 3/16     7 9/16      6 5/8       6 1/2      5 5/8          5
==================================================================================================