Form 10-K405, Exhibit 13
period 2001-12-31
BAKER MICHAEL CORP
filed 2002-03-21
CIK 9263

                                                                  EXHIBIT 13.1

SELECTED FINANCIAL DATA

(In thousands, except
per share information)                   2001           2000           1999           1998           1997
-------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Total contract revenues             $ 403,222      $ 390,710      $ 506,012      $ 521,271      $ 446,432
Operating income/(loss)                20,378         10,725         (8,175)        (1,667)         8,020
Net income/(loss)                      11,186          5,376         (8,164)        (2,419)         4,953
Diluted net income/
    (loss) per share                $    1.33      $    0.65      $   (1.00)     $   (0.30)     $    0.60
Return on average equity                 20.0%          11.3%         (16.7)%         (4.4)%          9.3 %
-------------------------------------------------------------------------------------------------------------

FINANCIAL CONDITION
Total assets                        $ 151,630      $ 137,379      $ 155,047      $ 156,977      $ 144,425
Working capital                     $  40,954      $  29,391      $  25,733      $  31,855      $  36,220
Current ratio                            1.47           1.35           1.29           1.34           1.41
Long-term debt                      $      30      $      51      $  14,867      $   3,138      $      --
Shareholders' investment               61,493         50,329         44,799         52,862         55,862
Book value per
    outstanding share                    7.43           6.09           5.48           6.47           6.79
Year-end closing share price        $   15.20      $    7.75      $    6.63      $    9.75      $    9.75
-------------------------------------------------------------------------------------------------------------

CASH FLOW
Cash provided by/(used in)
    operating activities            $  19,626      $  12,425      $   1,143      $  (1,379)     $   7,803
Cash (used in)/provided by
    investing activities               (7,831)         2,672        (10,255)       (11,416)        (2,533)
Cash (used in)/provided by
    financing activities               (2,435)        (9,660)         7,783          1,935            124
-------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash         $   9,360      $   5,437      $  (1,329)     $ (10,860)     $   5,394
-------------------------------------------------------------------------------------------------------------

BACKLOG
Total                               $ 509,600      $ 501,900      $ 657,300      $ 735,300      $ 648,700
-------------------------------------------------------------------------------------------------------------

SHARE INFORMATION
Year-end shares outstanding             8,278          8,267          8,181          8,166          8,224
Average diluted shares
    outstanding during year             8,425          8,238          8,175          8,297          8,299
-------------------------------------------------------------------------------------------------------------



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company achieved record net income of $11.2 million, as well as record diluted earnings per share of $1.33, for the year ended December 31, 2001. The Company's previous net income and earnings per share records were $5.4 million in 2000 and $0.67 in 1992, respectively.

The following tables reflect a summary of the Company's operating results for ongoing operations and non-core businesses for the years ended December 31, 2001, 2000 and 1999 (dollars in millions):

                                                                            TOTAL CONTRACT REVENUES
                                                           ---------------------------------------------------------
                                                                             CHANGE
                                                               2001       FROM 2000          2000          1999
--------------------------------------------------------------------------------------------------------------------
ENGINEERING                                                 $ 243.6             6.7%      $ 228.4       $ 202.6
   Percentage of total revenues                                60.4%                         58.5%         40.0%
ENERGY                                                        158.2            31.1%        120.7          80.2
   Percentage of total revenues                                39.2%                         30.9%         15.9%
NON-CORE*                                                       1.4           (96.6%)        41.6         223.2
   Percentage of total revenues                                 0.4%                         10.6%         44.1%
--------------------------------------------------------------------------------------------------------------------
     Total                                                  $ 403.2             3.2%      $ 390.7       $ 506.0
--------------------------------------------------------------------------------------------------------------------

                                                                           INCOME/(LOSS) FROM OPERATIONS
                                                           ---------------------------------------------------------
                                                                             CHANGE
                                                               2001       FROM 2000          2000          1999
--------------------------------------------------------------------------------------------------------------------
  ENGINEERING                                               $  12.7            10.4%      $  11.5       $   8.0
     Percentage of Engineering revenues                         5.2%                          5.0%          3.9%
  ENERGY                                                       10.1            24.7%          8.1           3.1
     Percentage of Energy revenues                              6.4%                          6.7%          3.9%
  NON-CORE*                                                    (1.7)           77.6%         (7.6)        (18.3)
     Percentage of Non-Core revenues                         (121.4)%                       (18.3)%        (8.2)%
  CORPORATE/INSURANCE                                          (0.7)           46.2%         (1.3)         (1.0)
--------------------------------------------------------------------------------------------------------------------
     Total                                                  $  20.4            90.7%      $  10.7       $  (8.2)
--------------------------------------------------------------------------------------------------------------------

* Non-Core operations include the former construction operations that are being wound down, and Baker Support Services, Inc. ("BSSI"), a former wholly-owned subsidiary which was sold effective June 1, 2000.

Total Contract Revenues
The Company's total contract revenues from ongoing operations (defined as consolidated revenues less Non-Core revenues) increased 15% for 2001. This increase includes the effect of Energy revenues totaling $9.9 million, which resulted from the consolidation of local currency activities for two less-than-wholly-owned operating subsidiaries in Nigeria and Thailand. Such activities of these subsidiaries were consolidated for the first time in 2001. Including these first-time revenues, the Energy segment's revenues increased by 31% for 2001. In addition to the newly consolidated revenues, this increase was driven by higher revenues from OPCO(SM), Baker Energy's Operations Consolidation Model, which contributed 30% and 28% of this segment's total revenues for 2001 and 2000, respectively, as well as higher revenues associated with new work in Energy's operations engineering business. Energy's OPCO revenues increased on an overall basis by 41% for 2001, primarily as a result of new OPCO contracts that were added during the second half of 2000. The Engineering segment posted revenue growth of 7% for 2001, with its transportation and civil businesses registering the most significant improvements of 10% and 5%, respectively. The increase in transportation revenues was a result of state transportation funding increases associated with the U.S. government's 1998 Federal transportation legislation ("TEA-21"), while the growth in civil came primarily from several new significant projects. The Company's Non-Core segment posted 2001 revenues of only $1.4 million reflecting minor activity on several construction projects that are still in the process of being wound down, as compared with $41.6 million in 2000. The majority of Non-Core revenues for 2000 reflected five months of activity for BSSI, which was sold effective June 1, 2000, with the remainder attributable to the Company's former construction operations. The Company expects that its 2002 revenues from the Non-Core segment will be even lower than in 2001, and that such revenue activity will ultimately cease.

For 2000, total contract revenues from the Company's ongoing operations increased 23%. The Energy segment improved its revenues by 50% during the year, with the increase attributable to the first full year of revenues from Steen Production Service, Inc. ("Steen"), which was purchased in September 1999, and the implementation of the OPCO model during 2000. The Engineering segment posted revenue growth of 13% for 2000, with the largest components originating from growth in its transportation and civil businesses totaling 21% and 13%, respectively. The growth in these two units was attributable to several new contracts, volume increases on existing projects, and TEA-21 having funded increases in the transportation markets. The 81% revenue reduction associated with the Company's Non-Core operations for 2000 was expected due to the wind-down of the aforementioned construction operations, as well as the sale of BSSI.

Gross Profit
Expressed as a percentage of total contract revenues, gross profit increased to 16.7% in 2001 from 13.3% in 2000. Excluding the Non-Core operations, the Company's gross profit from ongoing operations was 16.6% of total contract revenues for 2001 and 15.8% for 2000. In the Engineering segment, gross margin improved to 15.8% of revenues for 2001, up from 14.5% in 2000. This improvement was primarily driven by profitability associated with several telecommunications projects which commenced during the third quarter of 2000, as well as an overall improvement in the execution of client contracts and change orders, which thereby permitted 2001 revenue recognition totaling $0.6 million for which the related costs were expensed in a prior period. The Energy segment's gross profit percentage decreased to 18.2% in 2001 from 19.4% in 2000. OPCO contracts posted a gross profit percentage of 24.8% in 2001 compared to 20.1% in 2000. This increased profitability in the OPCO operations was offset by lower 2001 margins associated with Energy's growing manpower supply business and, to a lesser extent, its 50% owned subsidiary in Venezuela. The previously mentioned first-time consolidation of Energy's local currency activities in Nigeria and Thailand had no material effect on its gross margin or net income for the year ended December 31, 2001. The Company's Non-Core segment posted a gross profit of $0.7 million in 2001 as compared to a loss of $(3.2) million in 2000. Non-Core gross margin comparisons are not meaningful for 2001 and 2000 due to the significant wind-down of these operations.

As a percentage of total contract revenues, gross profit increased in 2000 from 8.1% in 1999. Excluding the Non-Core operations, the Company's gross profit from ongoing operations was 16.0% of total contact revenues in 1999. The Energy segment increased its gross margin in 2000 from 18.8% in 1999. This improvement in gross margin was the direct result of improved utilization of direct labor related to OPCO. The Engineering segment's gross profit margin was 14.5% for 2000, down from 15.4% in 1999. This overall Engineering margin decrease is generally associated with new work on which the Company has provided services and recognized costs, but for which the contract execution is uncertain and/or the contract revenue recognition has been delayed until the related contracts and change orders have been fully executed by the clients. In the Non-Core segment, gross margins from the former construction operations decreased to (34.4)% for 2000 from (6.3)% in 1999, while BSSI contributed 12.9% and 11.6% in 2000 and 1999, respectively. This decrease in Non-Core gross margins directly resulted from the unfavorable court decision in the Company's litigation with ADF International, Inc. ("ADF"), as reported in the Non-Core Operations section below and in Note 4 to the consolidated financial statements.

Excluding the effects of the ADF litigation, the Non-Core gross margins would have been 3.0% and (3.7)% in 2000 and 1999, respectively.

Direct labor expressed as a percentage of total contract revenues was 32%, 33% and 33% in 2001, 2000 and 1999, respectively. This is a major component of the Company's cost of work performed due to the nature of its service businesses.

Substantially all of the Company's current insurance coverages are scheduled to renew effective July 1, 2002. Based on current general market conditions, the Company may experience significant increases in costs and/or deductibles, as well as potential decreases in primary policy limits, in connection with these renewals. Under the terms of certain of the Company's contracts, all or portions of any such cost increases may be passed on to customers. Management is currently unable to predict the impact that these renewals will have on its cost of work performed and selling, general and administrative expenses for the second half of 2002 and beyond.

Selling, General and Administrative Expenses
Selling, general and administrative ("SG&A") expenses expressed as a percentage of total contract revenues increased to 11.7% for 2001 versus 10.6% in 2000. SG&A expenses from the Company's ongoing operations increased to 11.1% in 2001 compared to 10.6% in 2000. In the Energy segment, SG&A expenses expressed as a percentage of revenues decreased to 11.8% in 2001 from 12.7% in 2000. This decrease is primarily attributable to the addition of operations and maintenance services to several OPCO contracts during the second half of 2000, which resulted in a 2001 revenue increase without a corresponding increase in overhead costs. This percentage decrease was partially offset by the combination of higher incentive compensation expenses and higher corporate overhead allocations to both the Energy and Engineering segments due to the wind-down of the Company's former construction operations. SG&A expenses expressed as a percentage of revenues in the Engineering segment increased to 10.6% for 2001 from 9.4% in 2000. This percentage increase is primarily attributable to the aforementioned increases in incentive compensation expenses and corporate overhead allocations. In the Non-Core segment, SG&A expenses decreased from $4.4 million in 2000 to $2.5 million in 2001. The 2001 amount entirely reflects legal spending in connection with the Company's ADF appeal and its claim against Hellmuth, Obata & Kassabaum, Inc. ("HOK"), both of which are related to the former construction project for Universal City Development Partners ("UCDP"). Non-Core comparisons of SG&A expenses as a percentage of revenues are not meaningful for 2001 and 2000 due to the significant wind-down of these operations.

In 2000, SG&A expenses expressed as a percentage of total contract revenues increased from 9.7% in 1999. As discussed in Note 4 to the consolidated financial statements, the Company's non-recurring charges had the effect of increasing SG&A expenses by $0.8 million and $4.4 million for 2000 and 1999, respectively. Excluding these charges, SG&A expenses expressed as a percentage of revenues would have been 10.4% and 8.8% of total contract revenues for the years 2000 and 1999, respectively. SG&A expenses from the Company's ongoing operations decreased in 2000 from 12.4% in 1999. Despite higher Engineering revenues for 2000, the Engineering segment's SG&A expenses decreased by 7% in 2000, thereby causing its SG&A expenses to decrease as a percentage of revenues. In the Energy segment, SG&A expenses expressed as a percentage of revenues decreased for 2000 due to several OPCO related contracts progressing into later stages of the OPCO model, which results in an increase in revenues without a corresponding increase in overhead costs. In the Non-Core operations, SG&A expenses represented 10.5% and 6.2% of contract revenues in 2000 and 1999, respectively.

Other Income and Expense
Interest income increased to $0.7 million in 2001 from $0.4 million in 2000, due to interest earned on the cash placed in escrow for the appeal of the ADF judgments. Interest expense remained unchanged at $0.9 million for both 2001 and 2000. In 2001, the Company recorded interest expense associated with the ADF escrow, and in 2000, the Company was in a net borrowed position for the first five months of the year, which resulted in higher interest expense under its credit agreement during that period. Other income decreased to $0.3 million for 2001 from $0.7 million in 2000. The primary components of the 2000 other income amount were a $2.2 million gain on the sale of BSSI, as offset by net charges totaling $0.9 million related to the disposition of certain leased heavy and highway construction equipment.

Interest income increased in 2000 from $0.2 million in 1999, due to the Company's investment of excess cash following the sale of BSSI and the related June 2000 repayment of revolving credit debt due to its bank. Interest expense again remained essentially unchanged at $0.9 million in both 2000 and 1999. The effect on 2000 interest expense of the Company's repayment of its revolving credit line was partially offset by the first full year effect of interest on seller-financed notes related to the third quarter 1999 purchase of Steen. Other income was $0.7 million in 2000, compared to other expense of $0.3 million for 1999.

Income Taxes
The Company's 2001 provision for income taxes resulted in an effective tax rate of 45.5% in 2001, compared to an effective tax rate of 51% in 2000 and a benefit from income taxes that resulted in an effective tax benefit rate of 12% in 1999. The difference between these percentages and the 34% statutory U.S. Federal rate is primarily attributable to state and foreign income taxes. The Company's lower effective tax rate for 2001 reflects its overall higher income before taxes and a more favorable mix of higher domestic income before taxes for 2001. The higher effective tax rate for 2000 and the minimal income tax benefit rate in 1999 resulted from the effects of certain foreign and state taxes that could not be offset against tax benefits derived from other jurisdictions within reporting periods. Furthermore, deferred tax assets were not recorded in these instances, as insufficient probability existed regarding the Company's ability to take advantage of these tax benefits in future periods.

Non-Core Operations
As discussed more fully in Note 4 to the financial statements, during the first quarter of 1999, the Company determined that it would no longer participate in general construction projects for buildings or transportation infrastructure. As a result, the Company recorded charges totaling $21.9 million during 1999. Of this amount, $0.8 million related to the restructuring of the Company's buildings construction operations; $5.9 million related to obligations to certain subcontractors and vendors associated with a construction project for UCDP at the Universal Studios theme park in Orlando, FL; another $2.4 million related to a settlement of certain litigation related to the UCDP project; and the remaining $12.8 million resulted from changes in cost estimates on several transportation (heavy and highway) construction projects. In connection with the Company's sale of certain heavy and highway construction assets, additional charges totaling $1.9 million were recorded in 1999. Other 1999 charges of $3.2 million comprised adjustments on engineering projects, the write-off of certain intangible assets and severance costs.

Pursuant to a March 2000 settlement agreement, Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, paid UCDP $2.0 million to resolve the claims between them. BMSCI remained responsible for resolution of remaining subcontractor and vendor claims, the most significant of which was a suit brought by ADF. ADF filed this suit in U.S. District Court during the fourth quarter of 1998, and a liability judgment totaling $10.0 million was entered in favor of ADF by the District Court during the fourth quarter of 2000. As a result, in addition to amounts previously accrued, the Company recorded charges totaling $6.8 million in the fourth quarter of 2000.

In January 2001, BMSCI and its surety, Travelers Casualty and Surety Company of America ("Travelers"), filed an appeal of the ADF liability judgment with the 11th Circuit Court of Appeals ("Court of Appeals"). In April 2001, the District Court entered an additional judgment totaling $1.1 million on behalf of ADF relative to its claim for attorney's fees and costs in connection with the foregoing action. BMSCI, Travelers and ADF subsequently filed appeals of this judgment with the Court of Appeals.

During February 2002, in separate rulings, the Court of Appeals reversed both of the District Court's prior judgments for liability and attorney's fees and costs on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. The Company's accrued liability balance totaling $11.8 million at December 31, 2001 and relating to the earlier judgments was not adjusted at year-end 2001 because the litigation and the Company's liability thereunder, if any, remain unresolved.

Certain assets held by the Company's former transportation (heavy and highway) construction business, including substantially all fixed assets and the remaining contractual rights and obligations associated with eight active construction projects, were sold to A&L, Inc. ("A&L") in March 2000 in exchange for cash proceeds of $0.7 million and A&L's assumption of certain debt and lease obligations. In contemplation of this sale, as previously mentioned, related charges totaling $1.9 million were recorded during the fourth quarter of 1999. Such charges primarily reflected write-downs related to fixed asset impairments, equipment lease termination costs, and lease costs for certain office space permanently idled by the restructuring. During the second quarter of 2000, charges totaling $1.2 million were recorded relative to lease obligations on heavy and highway construction equipment. An offset of $0.2 million to this amount was recorded during the third quarter of 2000 when certain of this construction equipment was sold and the lease obligations were settled. All work on heavy and highway construction projects was substantially completed at December 31, 2001.

Separately, during the second and third quarters of 2000, the Company received cash proceeds of $13.5 million and $0.4 million, respectively, and recorded gains totaling $2.0 million and $0.2 million, respectively, from the sale of BSSI.

CONTRACT BACKLOG

(In millions)                        DECEMBER 31, 2001     December 31, 2000
-----------------------------------------------------------------------------
Engineering                                    $ 378.9               $ 318.7
Energy                                           130.7                 183.2
Non-Core                                            --                    --
-----------------------------------------------------------------------------
Total                                          $ 509.6               $ 501.9
-----------------------------------------------------------------------------

Backlog consists of that portion of uncompleted work that is represented by signed or executed contracts. Certain of the Company's contracts with the Federal government and other clients may be terminated at will, or option years may not be exercised; therefore, no assurance can be given that all backlog will be realized.

The Company's total backlog at December 31, 2001 and 2000 was $510 million and $502 million, respectively. The above 2001 increase for Engineering reflects a 30% increase in backlog for its transportation business, as a result of continued TEA-21 funding. In the Energy segment, the runoff of backlog related to OPCO contracts caused the 2001 decrease; however, several new OPCO contracts are currently under negotiation. These negotiations could result in an increase in Energy's backlog during 2002. Oil and gas industry merger, acquisition and disposition programs affecting the Registrant's clients can also result in increases or decreases to the Company's Energy backlog.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities increased to $19.6 million in 2001 from $12.4 million and $1.1 million in 2000 and 1999, respectively. These 2001 and 2000 increases in cash from operating activities primarily resulted from both years' net income improvements.

Net cash used in investing activities was $7.8 million in 2001, compared to net cash provided by investing activities of $2.7 million in 2000 and net cash used in investing activities of $10.3 million in 1999. The 2001 cash used in investing activities reflects the funding of $12.7 million into an escrow account stipulated in connection with the Company's appeal of the ADF judgment, as partially offset by the sale of short-term investments which were purchased just prior to year-end 2000. Proceeds totaling $13.9 million from the sale of BSSI also contributed positively to the cash provided by investing activities for 2000. The cash used in investing activities for 1999 included $4.9 million that was paid to acquire Steen. The Company's capital expenditures included computer equipment and software purchases totaling $2.3 million in 2001, compared with $1.8 million in 2000 and $2.8 million in 1999. Another significant component of the 2001 capital expenditures amount was $1.2 million related to purchases of office equipment, primarily associated with several office expansions. The Company currently expects higher 2002 capital expenditures to result from the implementation of a new enterprise resource planning (ERP) system and the movement of several key offices during 2002.

Net cash used in financing activities was $2.4 million and $9.7 million in 2001 and 2000, respectively, as compared to net cash provided by financing activities of $7.8 million in 1999. The 2001 net cash used in financing activities primarily reflects the final payment of $2.2 million on a seller note associated with the 1999 Steen acquisition. The 2000 decrease in cash flow from financing activities was the result of the Company paying off its revolving credit debt due to its bank. Of the Company's 1999 proceeds from long-term debt, $10.2 million represented borrowings under the credit agreement with its bank, as partially offset by repayments of long-term debt totaling $2.5 million.

During 1996, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock in the open market. During 2001, 31,300 shares of treasury stock were acquired at a total cost of $0.4 million under this program. As of December 31, 2001, approximately 166,000 shares remain available for repurchase.

Working capital increased to $41.0 million at December 31, 2001 from $29.4 million at December 31, 2000. The Company's current ratio was 1.47:1 and 1.35:1 at the end of 2001 and 2000, respectively. Both the working capital and current ratio improvements for 2001 were significantly impacted by the Company's positive cash flow for 2001.

In September 2001, the Company entered into an unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for an increased commitment of $40 million through September 30, 2003. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. Under the Agreement, the Company is required thereunder to meet certain equity, leverage, interest and rent coverage, and current ratio requirements. As of December 31, 2001, no borrowings were outstanding under the Agreement; however; letters of credit totaling $2.6 million were outstanding as of this date.

The Company plans to utilize its borrowing capacity under the Agreement to support strategic opportunities that management identifies. The Company's strategy is to better position itself for growth in its Engineering and Energy segments through acquisitions that compliment the Company's experience and skills. The Company views acquisitions and investments as an important component of its growth strategy and intends to use both existing cash and the credit facility to fund such endeavors.

A summary of the Company's contractual obligations and other commercial commitments as of December 31, 2001 is as follows:

(Amounts in thousands)
------------------------------------------------------------------------------------------------------------------------
                                                                                   PAYMENTS DUE BY PERIOD
                                                              ----------------------------------------------------------
                                                                 LESS THAN 1         1 - 3         4 - 5        AFTER 5
   CONTRACTUAL OBLIGATIONS                              TOTAL           YEAR         YEARS         YEARS          YEARS
------------------------------------------------------------------------------------------------------------------------
Capital lease obligations                            $     31        $     1      $     30      $     --       $     --
Operating leases                                       59,263         10,683        15,249        10,935         22,396
------------------------------------------------------------------------------------------------------------------------
Total contractual obligations                        $ 59,294        $10,684      $ 15,279      $ 10,935       $ 22,396
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                      AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                        TOTAL ----------------------------------------------------------
                                                      AMOUNTS    LESS THAN 1         1 - 3         4 - 5         OVER 5
  OTHER COMMERCIAL COMMITMENTS                      COMMITTED           YEAR         YEARS         YEARS          YEARS
------------------------------------------------------------------------------------------------------------------------
Standby letters of credit                             $ 2,622        $   492      $     --      $     --       $  2,130
------------------------------------------------------------------------------------------------------------------------
Total commercial commitments                          $ 2,622        $   492      $     --      $     --       $  2,130
------------------------------------------------------------------------------------------------------------------------

One of the key office moves expected to occur during 2002 involves the relocation of the Company's current headquarters in Coraopolis, PA. The Company's present headquarters lease expires on June 30, 2002, but can be extended on a month-to-month basis thereafter. During 2001, the Company signed a ten-year lease commitment totaling $22.2 million to occupy approximately 117,000 square feet of alternative office space in Coraopolis effective November 1, 2002. This new lease commitment is scheduled to expire on October 31, 2012.

The Company currently has a $500 million bonding line available through Travelers. At December 31, 2001, bonds totaling approximately $87.9 million were outstanding under this line. Of this outstanding amount, $79.9 million related to the Company's former construction operations. In prior years, the utilization of this bonding line was higher due to the bonding requirements of the Company's former construction and BSSI operations. Management believes that this bonding line will be sufficient to meet its bid and performance bonding needs for at least the next year.

The Company's professional liability errors and omissions insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. On May 29, 2001, the Pennsylvania Insurance Commissioner placed Reliance into rehabilitation; and on October 3, 2001, Reliance was placed into liquidation. The Company is uncertain at this time what effect these actions will have on any claim the Company or its subsidiaries may have for insurance coverage under policies issued by Reliance with respect to past years. Currently, Baker Environmental, Inc. ("BEI"), a wholly-owned subsidiary of the Company, is subject to one substantial claim which, if decided adversely to the Company, would be within the scope of an insurance policy issued by Reliance. This claim reflects an action by LTV Steel Company ("LTV") against BEI, which is pending in the U.S. District Court for the Western District of Pennsylvania, and resulted from the failure of a landfill for which BEI provided services. Although LTV claims damages of $10-11 million, the litigation is in progress and, at this time, it is uncertain whether BEI will have any liability with respect to this claim and, if so, whether any such liability will be funded by Reliance. Based on the uncertainty associated with BEI's liability for this claim, and with Reliance's ability to fund such liability, if any, the Company has not accrued any amounts for this matter in its consolidated financial statements as of and for the year ended December 31, 2001.

The Company views its short and long-term liquidity as being dependent upon its results of operations, changes in working capital and its borrowing capacity. These factors are further dependent upon appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the engineering and energy markets. Additional external factors such as price fluctuations in the energy industry could affect the Company. The Federal government's TEA-21 legislation has provided significant transportation funding increases to the various state agencies since its approval in 1998; however, the current Federal budget for 2003 reflects lower transportation funding than will be available for 2002. As a result, the Company has recently seen this market slowing due to Federal and state budget constraints. Management expects that transportation funding will receive significant attention during the Federal budget approval process this year, but cannot predict the outcome. Adverse conditions in any of these areas could unfavorably impact the Company's liquidity. As the Company commits to funding future acquisitions, it may need to adjust its financing strategies by lengthening existing debt maturities or seeking alternative debt instruments. At this time, management believes that the combination of cash generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

CRITICAL ACCOUNTING POLICIES

The Company has identified the following critical accounting policies as those that are most important to the portrayal of its results of operations and financial condition, and which require management's most difficult, subjective or complex judgments. Each of these policies is also addressed in Note 1 to the consolidated financial statements.

Project Cost Estimates to Complete - The Company utilizes the percentage-of-completion method of accounting for the majority of contracts in its Engineering segment. Revenues on these contracts are computed by multiplying the total estimated contract value for each contract by the project's percentage of completion to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project's percent complete as of any balance sheet date is computed as the ratio of project costs incurred to date divided by the total estimated project costs at completion. Estimated project costs at completion reflect costs incurred to date plus an estimate of the costs to complete the project. When changes in estimates of contract costs at completion are identified, appropriate earnings adjustments are recorded at that time. Due to the volume and varying degrees of complexity of the Company's active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, project cost estimates to complete require regular review and revision to ensure that project earnings are not misstated.

Unclaimed Revenues - Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management approves revenue recognition based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed.

Contingencies - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the financial statements. Specifically, management estimates are inherent in the assessment of the Company's exposure to insurance claims that fall below policy deductibles, and to litigation and other legal claims. Significant management judgment and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in the Company's financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which they are determined.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998 and June 2000, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"), respectively, which established accounting and reporting standards for derivative instruments and hedging activities. The Company adopted these standards effective January 1, 2001. Such adoption had no material effect on the Company's financial position as of December 31, 2001 or its results of operations for the year then ended.

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. This standard also establishes specific criteria for the recognition of intangible assets separate from goodwill in conjunction with business combinations initiated after June 30, 2001. The Company has accounted for past acquisitions under the purchase method, and will account for all future business combinations in accordance with SFAS 141. The adoption of this standard had no material effect on the Company's financial position as of December 31, 2001 or its results of operations for the year then ended.

Under SFAS 142, goodwill amortization will no longer be recorded once the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company will be required to adopt this standard effective January 1, 2002. Once adopted, annual goodwill amortization expense of approximately $0.7 million will cease, resulting in additional earnings per share of approximately $0.04 to $0.05. The Company does not expect that any impairment charge will result from the adoption of this statement.

In August 2001 and October 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), respectively. SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred. The Company will be required to adopt this standard effective January 1, 2003. SFAS 144 requires that long-lived assets that are to be disposed of by sale must be measured at the lower of book value or fair value, less cost to sell. Adoption of this new standard will be required effective January 1, 2002. The Company does not believe that adoption of these statements will have a material impact on its financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                         -------------------------------------------------
(In thousands, except per share amounts)                       2001            2000            1999
----------------------------------------------------------------------------------------------------------
Total contract revenues                                   $ 403,222       $ 390,710       $ 506,012

Cost of work performed                                      335,842         338,629         465,273
----------------------------------------------------------------------------------------------------------
     Gross profit                                            67,380          52,081          40,739

Selling, general and administrative expenses                 47,002          41,356          48,914
----------------------------------------------------------------------------------------------------------
     Income/(loss) from operations                           20,378          10,725          (8,175)

Other income/(expense):
  Interest income                                               687             413             155
  Interest expense                                             (888)           (866)           (948)
  Other, net                                                    348             700            (273)
----------------------------------------------------------------------------------------------------------
     Income/(loss) before income taxes                       20,525          10,972          (9,241)

Provision for/(benefit from) income taxes                     9,339           5,596          (1,077)
----------------------------------------------------------------------------------------------------------

     Net income/(loss)                                    $  11,186       $   5,376       $  (8,164)
----------------------------------------------------------------------------------------------------------

     Basic net income/(loss) per share                    $    1.35       $    0.65       $   (1.00)
     Diluted net income/(loss) per share                  $    1.33       $    0.65       $   (1.00)
----------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS
                                                                                         AS OF DECEMBER 31,
                                                                                   -------------------------------
(In thousands)                                                                           2001            2000
------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                           $  18,482       $   9,122
Short-term investments                                                                     --           8,999
Receivables                                                                            67,594          67,678
Cost of contracts in progress and estimated earnings, less billings                    25,341          20,491
Litigation escrow                                                                      12,710              --
Prepaid expenses and other                                                              4,673           7,335
------------------------------------------------------------------------------------------------------------------
     Total current assets                                                             128,800         113,625
------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                     10,278          10,058

OTHER ASSETS
Goodwill and other intangible assets, net                                               9,804          10,846
Other assets                                                                            2,748           2,850
------------------------------------------------------------------------------------------------------------------
     Total other assets                                                                12,552          13,696
------------------------------------------------------------------------------------------------------------------

     TOTAL ASSETS                                                                   $ 151,630       $ 137,379
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' INVESTMENT
                                                                                          AS OF DECEMBER 31,
                                                                                   ---------------------------------
(In thousands)                                                                            2001             2000
--------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                                    $   21,885       $   25,670
Accrued employee compensation                                                           14,060            9,697
Accrued insurance                                                                        5,359            5,321
Accrued litigation reserve                                                              11,770           11,334
Income taxes payable                                                                     6,424            4,443
Other accrued expenses                                                                  22,263           23,080
Excess of billings on contracts in progress over cost and estimated earnings             6,085            4,689
--------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                          87,846           84,234
--------------------------------------------------------------------------------------------------------------------

OTHER LIABILITIES                                                                        2,291            2,816
Commitments and contingencies (Notes 12 and 14)                                             --               --
--------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                  90,137           87,050
--------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' INVESTMENT
Common Stock, par value $1, authorized 44,000,000 shares, issued
  7,315,894 and 7,265,149 shares in 2001 and 2000, respectively                          7,316            7,265
Series B Common Stock, par value $1, authorized 6,000,000 shares, issued
  1,296,696 and 1,304,927 shares in 2001 and 2000, respectively                          1,297            1,305
Additional paid-in-capital                                                              37,734           37,488
Retained earnings                                                                       17,845            6,659
Other comprehensive loss                                                                  (266)            (335)
Less - 334,289 and 302,989 shares of Common Stock in treasury, at cost,
  in 2001 and 2000, respectively                                                        (2,433)          (2,053)
--------------------------------------------------------------------------------------------------------------------
     Total shareholders' investment                                                     61,493           50,329
--------------------------------------------------------------------------------------------------------------------

     TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT                                 $  151,630       $  137,379
--------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                                       ----------------------------------------------
(In thousands)                                                              2001            2000           1999
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)                                                      $  11,186       $   5,376      $  (8,164)
Adjustments to reconcile net income/(loss) to net
  cash provided by operating activities:
     Depreciation and amortization                                         5,200           7,068          7,408
     Decrease/(increase) in deferred income taxes                          3,730          (3,207)        (3,117)
     Gain on sale of BSSI                                                     --          (2,157)            --
     Changes in assets and liabilities, net of acquisitions:
       (Increase)/decrease in receivables and contracts in progress       (4,766)          7,191         11,566
       Increase/(decrease) in accounts payable and accrued
        expenses                                                           3,003           3,751        (19,035)
       Increase/(decrease) in advance billings                             1,396          (7,559)         5,973
       (Increase)/decrease in other net assets                              (123)          1,962          6,512
---------------------------------------------------------------------------------------------------------------------
     Total adjustments                                                     8,440           7,049          9,307
---------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                            19,626          12,425          1,143
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                (4,120)         (2,944)        (5,337)
Funding of litigation escrow                                             (12,710)             --             --
Sale of short-term investments                                             8,999              --             --
Purchase of short-term investments                                            --          (8,999)            --
Proceeds from the sale of BSSI                                                --          13,867             --
Proceeds from the sale of certain construction assets                         --             748             --
Acquisition of Steen Production Service, Inc.                                 --              --         (4,918)
---------------------------------------------------------------------------------------------------------------------
     Net cash (used in)/provided by investing activities                  (7,831)          2,672        (10,255)
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options                                      209             467             70
Repayments of long-term debt                                              (2,264)        (10,127)        (2,454)
Payments to acquire treasury stock                                          (380)             --             --
Proceeds from long-term debt                                                  --              --         10,167
---------------------------------------------------------------------------------------------------------------------
     Net cash (used in)/provided by financing activities                  (2,435)         (9,660)         7,783
---------------------------------------------------------------------------------------------------------------------
     Net increase/(decrease) in cash and cash equivalents                  9,360           5,437         (1,329)
     Cash and cash equivalents, beginning of year                          9,122           3,685          5,014
---------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of year                            $  18,482       $   9,122      $   3,685
---------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA
Interest paid                                                          $     267       $     985      $     669
Income taxes paid                                                      $   3,615       $   2,127      $     387
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


                                               SERIES B                                                        OTHER
                                     COMMON      COMMON                                                      COMPRE-
                                     STOCK,       STOCK         TREASURY           ADDITIONAL                HENSIVE
                                  PAR VALUE   PAR VALUE   ----------------------      PAID-IN    RETAINED    INCOME/
(In thousands)                           $1          $1     SHARES       AMOUNT       CAPITAL    EARNINGS     (LOSS)
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998         $  7,150   $   1,319       (303)   $  (2,056)   $   37,002   $   9,447   $     --
Net loss                                 --          --         --           --            --     (8,164)         --
Series B Common Stock
  conversions to Common
  Stock                                   5          (5)        --           --            --          --         --
Restricted stock issued                   4          --         --           --            24          --         --
Issuance of treasury stock               --          --         --            3            --          --         --
Stock options exercised                  12          --         --           --            58          --         --
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            7,171       1,314       (303)      (2,053)       37,084       1,283         --
-----------------------------------------------------------------------------------------------------------------------
Net income                               --          --         --           --            --       5,376         --
Series B Common Stock
  conversions to Common
  Stock                                   9          (9)        --           --            --          --         --
Restricted stock issued                   4          --         --           --            18          --         --
Foreign currency translation
  adjustments                            --          --         --           --            --          --       (335)
Stock options exercised                  81          --         --           --           386          --         --
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            7,265       1,305       (303)      (2,053)       37,488       6,659       (335)
-----------------------------------------------------------------------------------------------------------------------
Net income                               --          --         --           --            --      11,186         --
Series B Common Stock
  conversions to Common
  Stock                                   8          (8)        --           --            --          --         --
Restricted stock issued                   8          --         --           --            72          --         --
Treasury stock purchases                 --          --        (31)        (380)           --          --         --
Foreign currency translation
  adjustments                            --          --         --           --            --          --         69
Stock options exercised                  35          --         --           --           174          --         --
-----------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001         $  7,316   $   1,297       (334)   $  (2,433)   $   37,734   $  17,845   $   (266)
-----------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME
(In thousands)                                                                 2001            2000               1999
----------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                                          $ 11,186         $ 5,376           $ (8,164)
Other comprehensive income/(loss), net of tax:
  Foreign currency translation adjustment                                        69            (335)                --
----------------------------------------------------------------------------------------------------------------------
Comprehensive income/(loss)                                                $ 11,255         $ 5,041           $ (8,164)
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Michael Baker Corporation and its subsidiaries (the "Company"), as well as entities over which it owns at least 50% and exercises control. Minority interest amounts relating to the Company's less-than-wholly-owned consolidated subsidiaries are included within the "other, net" caption in the Consolidated Statements of Income and within the other long-term liabilities caption in the Consolidated Balance Sheets. Investments in non-consolidated affiliates (20 to 50% owned companies) are accounted for under the equity method in the Consolidated Balance Sheets and Statements of Income. All intercompany accounts and transactions have been eliminated in consolidation.

Accounting for Contracts
Total contract revenues have been recorded under the percentage-of-completion method of accounting for the majority of contracts in the Engineering segment. Revenues on fixed-price contracts are determined by multiplying the total estimated contract value for each contract by the project's percentage of completion to date, and subtracting revenues recognized in prior periods. The percentage of completion to date is determined as the ratio of project costs incurred to date to total estimated project costs at completion. Revenues under cost reimbursement contracts are principally recorded as a function of costs incurred. As work is performed under contracts, estimates of the contract costs to complete are regularly reviewed and updated. When changes in estimates of contract costs at completion are identified, appropriate earnings adjustments are recorded at that time. Contract costs include costs of subcontracts, direct labor, and other direct costs, such as supplies and travel expenses.

Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management approves revenue recognition based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided. Under this policy, the Company recognized revenues totaling $0.6 million during 2001 for which the related costs were expensed in a prior period.

Total contract revenues for the operations and maintenance contracts in the Energy segment and the Company's former Baker Support Services, Inc. ("BSSI") subsidiary have primarily been recognized as related services are provided. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment. Because the amounts of these bonuses are difficult to predict, such bonuses are recorded as revenues when the amounts are probable and reasonably estimable.

Accounting for Joint Ventures
The Company's proportionate share of majority-owned, project-specific joint venture revenues and cost of work performed is included in the Consolidated Statements of Income. All ventures previously accounted for on a proportionate-share basis in the income statement were related to BSSI, which was sold during 2000. Accordingly, no amounts relating to such majority-owned, project-specific joint ventures were reflected in the Consolidated Balance Sheets as of December 31, 2001 and 2000.

Fair Value of Financial Instruments
The fair value of financial instruments classified as current assets and liabilities approximates carrying value due to the short-term nature of the instruments. The carrying value of all long-term debt approximates its fair value.

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

Cash and Cash Equivalents and Short-Term Investments
Cash and cash equivalents include cash on hand or deposit. The Company's short-term investments comprise money market mutual funds with remaining maturities of less than 90 days at the time of purchase.

Foreign Currency Translation
Adjustments resulting from translating foreign currency financial statements into U.S. dollars are included as a component of other comprehensive income/(loss) in the shareholders' investment section of the Company's Consolidated Balance Sheets.

Depreciation and Amortization
Depreciation on property, plant and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives range from 5 to 40 years on buildings and improvements and from 3 to 10 years on equipment and vehicles. Amortization of intangible assets is provided primarily on a straight-line basis over the estimated useful lives of the assets, which range from 1 to 20 years. Upon disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income.

Goodwill
Through December 31, 2001, goodwill, which represents the excess of cost over net assets of acquired companies, was amortized on a straight-line basis over periods ranging from 5 to 20 years. Effective January 1, 2002, goodwill amortization will no longer be recorded by the Company in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The Company has historically evaluated at each balance sheet date whether events and circumstances have occurred that indicate possible impairment, and used estimates of future undiscounted net cash flows over the remaining lives in measuring whether goodwill is recoverable. Under SFAS 142, the Company will continue to test for impairment on at least an annual basis or when events occur or circumstances change that could cause goodwill to become impaired.

Earnings Per Common Share
The following table summarizes the Company's weighted average shares outstanding for the years ended December 31, 2001, 2000 and 1999. The additional shares included in diluted shares outstanding are entirely attributable to stock options.

Weighted Average Shares Outstanding                        2001             2000            1999
-------------------------------------------------------------------------------------------------
Basic                                                 8,291,005        8,209,395       8,175,090

Diluted                                               8,425,079        8,237,791       8,175,090
-------------------------------------------------------------------------------------------------

Reclassifications
Certain reclassifications have been made to prior years' amounts in the Consolidated Balance Sheets and Statements of Cash Flows, as well as the business segment disclosures in Note 6, in order to conform to the current year presentation.

2.  RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998 and June 2000, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS 138"), respectively, which established accounting and reporting standards for derivative instruments and hedging activities. The Company adopted these standards effective January 1, 2001. Such adoption had no material effect on the Company's financial position as of December 31, 2001 or its results of operations for the year then ended.

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and SFAS 142. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. This standard also establishes specific criteria for the recognition of intangible assets separate from goodwill in conjunction with business combinations initiated after June 30, 2001. The Company has accounted for past acquisitions under the purchase method, and will account for all future business combinations in accordance with SFAS 141. The adoption of this standard had no material effect on the Company's financial position as of December 31, 2001 or its results of operations for the year then ended.

Under SFAS 142, goodwill amortization will no longer be recorded once the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company will be required to adopt this standard effective January 1, 2002. Once adopted, annual goodwill amortization expense of approximately $0.7 million will cease, resulting in additional earnings per share of approximately $0.04 to $0.05. The Company does not expect that any impairment charge will result from the adoption of this statement.

In August 2001 and October 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), respectively. SFAS 143 requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred. The Company will be required to adopt this standard effective January 1, 2003. SFAS 144 requires that long-lived assets that are to be disposed of by sale must be measured at the lower of book value or fair value, less cost to sell. Adoption of this new standard will be required effective January 1, 2002. The Company does not believe that adoption of these statements will have a material impact on its financial statements.

3.  CONTRACTS

The total cost of contracts in progress (used to determine cost of work performed) plus accumulated gross profit recorded was $922,079,000 and $805,180,000 at December 31, 2001 and 2000, respectively. Billings to date on contracts in progress at December 31, 2001 and 2000 were $902,823,000 and $789,378,000, respectively.

Trade accounts receivable balances totaling $5,937,000 and $7,897,000 at December 31, 2001 and 2000, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, $5,323,000 of the retention balance at December 31, 2001 is expected to be collected in 2002.

The Company had allowances for doubtful accounts totaling $1,508,000 and $26,000 as of December 31, 2001 and 2000, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets.

Consistent with industry practice, within each of the Company's operating segments, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net underbillings reflected in the Consolidated Balance Sheets is dependent upon U.S. Federal and state government appropriations.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company's related trade receivables, due from subsidiaries of major oil companies, to unique collection delays. Based upon past experience with these clients, after giving effect to the Company's related allowance for doubtful accounts balance at December 31, 2001, management believes that these receivable balances will be fully collectible.

Certain former subsidiaries of the Company participated in joint ventures that were typically formed to accomplish specific projects and then dissolved upon completion of the projects. As a result of the Company's wind-down of its former construction businesses and selling BSSI, the volume of this joint venture activity has diminished and was immaterial to the consolidated financial statements for the years ended December 31, 2001 and 2000. Summarized financial information for the Company's 50% or less owned equity investees was as follows for 1999: total contract revenues of $13.4 million, gross profit of $0.8 million, income from operations of zero, and a net loss of $(0.1) million. Summarized financial information for the Company's greater than 50% owned investees was as follows for 1999: total contract revenues of $16.0 million, gross profit of $2.4 million, income from operations of $2.3 million, and net income of $2.4 million.

As described in Note 1, the results of the operations for project-specific joint ventures in which the Company owned greater than a 50% interest were included in the Company's results of operations on a proportionate-share basis. The portion of these investees' results of operations (as disclosed in the preceding paragraph) which were included in the Company's 1999 consolidated results of operations were as follows: total contract revenues of $9.1 million, gross profit of $1.4 million, income from operations of $1.3 million, and net income of $1.4 million.

4.  NON-CORE OPERATIONS AND OTHER CHARGES

During 1999 and 2000, the Company recorded losses related to the CityWalk construction project being performed by Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, for Universal City Development Partners ("UCDP") at the Universal Studios theme park in Orlando, Florida. Under this contract, BMSCI acted as the construction manager and self-performed a portion of the work to construct a new entrance to the park.

Following its inception in 1997, the project suffered delays and performance issues arose. In March 1999, BMSCI was terminated by UCDP from this project, which was over 90% complete. UCDP alleged contract breaches related to the quality of work, contract administration and delays in project completion, and sought damages, including consequential damages related to project delays. Both parties filed lawsuits in this matter during the first quarter of 1999. Certain subcontractors also sued BMSCI and its surety, Travelers Casualty and Surety Company of America ("Travelers"), seeking reimbursement for costs incurred and related damages. Pursuant to a March 2000 settlement agreement, BMSCI paid UCDP $2.0 million. In connection with this settlement agreement, and estimated amounts that were required to be settled with subcontractors and vendors, the Company recorded additional charges totaling $2.4 million during the fourth quarter of 1999.

On December 28, 2000, liability judgments were entered by the District Court in favor of ADF against BMSCI and Travelers, jointly and severally, in the amount of $10.0 million. As a result, BMSCI recorded charges during the fourth quarter of 2000 totaling $5.5 million related to the liability judgments and $1.3 million in estimated ADF attorney's fees.

In January 2001, BMSCI and Travelers filed an appeal of the ADF liability judgment with the 11th Circuit Court of Appeals ("Court of Appeals"). In April 2001, the District Court entered an additional judgment totaling $1.1 million on behalf of ADF relative to its claim for attorney's fees and costs in connection with the foregoing action. BMSCI, Travelers and ADF subsequently filed appeals of this judgment with the Court of Appeals. In conjunction with filing these appeals, BMSCI was required by the Court of Appeals to post security, and subsequently placed amounts totaling $12.7 million into an escrow account during 2001. This escrow amount reflected the $10.0 million liability judgment, the $1.1 million judgment for attorney's fees, post-judgment interest expense of $1.4 million, and additional security amounts totaling $0.2 million. The Company recorded both interest income (at a fluctuating market investment rate) and interest expense (at a rate of 6.052%, as stipulated by the Court of Appeals) on the escrow amount during 2001.

During February 2002, in separate rulings, the Court of Appeals reversed both of the District Court's prior judgments for liability and attorney's fees and costs on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. The Company's accrued liability balance totaling $11.8 million at December 31, 2001 and relating to the earlier judgments was not adjusted at year-end 2001 because the litigation and the Company's liability thereunder, if any, remain unresolved. Based upon the decisions of the Court of Appeals, BMSCI is currently pursuing the release of the previously referenced escrow amount.

In connection with the UCDP litigation, the Company determined during the first quarter of 1999 that it would no longer participate in general construction projects for buildings or transportation infrastructure. Accordingly, the Company's former buildings construction operations were restructured, and the Company recorded related charges totaling $0.8 million during the first quarter of 1999. Such charges reflected severance costs associated with employee terminations, write-downs related to fixed asset impairments, and lease costs for certain office space permanently idled by the restructuring.

Certain assets held by the Company's former transportation (heavy and highway) construction business, including substantially all fixed assets and the remaining contractual rights and obligations associated with eight active construction projects, were sold to A&L, Inc. ("A&L") in March 2000 in exchange for cash proceeds of $0.7 million and A&L's assumption of certain debt and lease obligations. In contemplation of this sale, restructuring charges totaling $1.9 million were recorded during the fourth quarter of 1999. Such charges primarily reflected write-downs related to fixed asset impairments, equipment lease termination costs, and lease costs for certain office space permanently idled by the restructuring. During the second quarter of 2000, charges totaling $1.2 million were recorded relative to lease obligations on heavy and highway construction equipment. An offset of $0.2 million to this amount was recorded during the third quarter of 2000 when certain of this construction equipment was sold and the lease obligations were settled. All work on heavy and highway construction projects was substantially completed at December 31, 2001.

With respect to the foregoing 1999 restructuring charges, the balance of related reserves remaining at December 31, 2000 was $257,000. The majority of this balance was settled during 2001 and reflected in the Company's 2001 Consolidated Statement of Income. These settlements are considered immaterial for any additional reporting. No additional restructuring charges were recorded by the Company during 2001.

During 1999, additional charges totaling $12.8 million were recorded due to changes in estimates on several heavy and highway construction projects. Other 1999 charges totaling $3.2 million comprised the write-off of certain goodwill and other intangible assets associated with the Company's 1998 acquisition of GeoResearch, Inc., severance costs related to the departure of certain former officers and employees, and adjustments on several Engineering projects.

Effective June 1, 2000, the Company completed the sale of BSSI, a former wholly-owned subsidiary, to SKE International LLC ("SKE"). BSSI primarily provided operations and maintenance services on U.S. military bases worldwide. In exchange for 100% of the common stock of BSSI, the Company received cash proceeds of $13.5 million, and another $0.5 million was placed in escrow by SKE pending resolution of a post-closing purchase price adjustment. Management's discussions with SKE during the third quarter of 2000 resulted in an additional payment of approximately $0.4 million of the $0.5 million escrowed by SKE. These total payments resulted in the Company recording a related gain on sale of $2.2 million during 2000. BSSI's results of operations through May 31, 2000 are included in the Consolidated Statements of Income.

5.       ACQUISITION

On September 1, 1999, an Energy segment subsidiary of the Company purchased all of the outstanding shares of capital stock of Steen Production Service, Inc. ("Steen"). The purchase price for the shares of Steen was $10.8 million, including interest bearing promissory notes totaling $4.4 million and certain non-competition covenants valued at $2.0 million. Principal payments on the interest bearing promissory notes were made in September 2000 and September 2001 in the amount of $2.2 million each, plus accrued interest at the prime rate announced by the Company's bank.

This acquisition has been accounted for under the purchase method and the excess of the fair value of the net assets acquired over the purchase price totaling $7.2 million has been allocated to goodwill, and is being amortized over a 20-year life. The operating results of Steen are included in the Company's results of operations from the date of purchase.

Assuming that Steen had been acquired on January 1, 1999, the unaudited pro forma operating results of the Company for the year ended December 31, 1999 would have approximated the following: total contract revenues of $517 million, net loss of $8.9 million, and basic and diluted net loss per share of $1.09.

In 1998, the Company acquired all of the outstanding shares of capital stock of GeoResearch, Inc. in a transaction accounted for under the purchase method. In connection with this purchase, the Company recorded goodwill and other intangible assets totaling $1.9 million during 1998. During the third quarter of 1999, the Company determined that the value of the goodwill and other intangible assets was impaired and wrote off $825,000. During the first quarter of 2000, the Company determined a further impairment of this goodwill and wrote off an additional $375,000.

6.  BUSINESS SEGMENT INFORMATION

Effective January 1, 2001, the Company changed its business segments to better reflect how management makes resource decisions and assesses its performance. The Company now has the following three reportable segments:

o The Engineering segment provides a variety of design and related consulting services. Such services include design-build, construction management, consulting, planning, program management, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, software development, site assessment and restoration, strategic regulatory analysis, regulatory compliance, and advanced management systems.

o The Energy segment provides a full range of technical services for operating energy production facilities. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, mechanical equipment maintenance, and supply chain management. Many of these service offerings are enhanced by the utilization of this segment's OPCO(SM) operating model as a service delivery method.

o The Non-Core segment consists of the former buildings and transportation construction operations that are being wound down, and the former BSSI subsidiary, which was sold effective June 1, 2000.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of its segments primarily based on operating income.

The following tables reflect the required disclosures for the Company's reportable segments (in millions):

                                                  2001            2000             1999
------------------------------------------------------------------------------------------
Total contract revenues:
Engineering                                    $ 243.6         $ 228.4          $ 202.6
Energy                                           158.2           120.7             80.2
Non-Core                                           1.4            41.6            223.2
------------------------------------------------------------------------------------------
     Total                                     $ 403.2         $ 390.7          $ 506.0
------------------------------------------------------------------------------------------

                                                  2001            2000             1999
------------------------------------------------------------------------------------------
                                                  2001            2000             1999
------------------------------------------------------------------------------------------
Operating income/(loss):
Engineering                                    $  12.7         $  11.5          $   8.0
Energy                                            10.1             8.1              3.1
Non-Core                                          (1.7)           (7.6)           (18.3)
------------------------------------------------------------------------------------------
     Subtotal - segments                          21.1            12.0             (7.2)
Corporate/Insurance                               (0.7)           (1.3)            (1.0)
------------------------------------------------------------------------------------------
     Total                                     $  20.4         $  10.7          $  (8.2)
------------------------------------------------------------------------------------------

                                                  2001            2000
-----------------------------------------------------------------------
Segment assets:
Engineering                                    $  72.4         $  70.9
Energy                                            49.8            43.2
Non-Core                                          14.6             2.8
-----------------------------------------------------------------------
     Subtotal - segments                         136.8           116.9
Corporate/Insurance                               14.8            20.5
-----------------------------------------------------------------------
     Total                                     $ 151.6         $ 137.4
-----------------------------------------------------------------------


                                                  2001            2000             1999
------------------------------------------------------------------------------------------
Capital expenditures:
Engineering                                    $   2.8         $   2.0          $   3.4
Energy                                             1.2             0.7              0.6
Non-Core                                            --             0.1              1.2
------------------------------------------------------------------------------------------
     Subtotal - segments                           4.0             2.8              5.2
Corporate                                          0.1             0.1              0.1
------------------------------------------------------------------------------------------
     Total                                     $   4.1         $   2.9          $   5.3
------------------------------------------------------------------------------------------

                                                                      2001            2000             1999
--------------------------------------------------------------------------------------------------------------
Depreciation and amortization:
Engineering                                                        $  3.4          $  4.7           $  4.1
Energy                                                                1.7             1.9              1.5
Non-Core                                                               --             0.4              1.7
--------------------------------------------------------------------------------------------------------------
     Subtotal - segments                                              5.1             7.0              7.3
Corporate                                                             0.1             0.1              0.1
--------------------------------------------------------------------------------------------------------------
     Total                                                         $  5.2          $  7.1           $  7.4
--------------------------------------------------------------------------------------------------------------

The Company has determined that intersegment revenues, equity in the net income of investees accounted for by the equity method, and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

The required enterprise-wide disclosures are as follows (in millions):

                                                                      2001            2000             1999
--------------------------------------------------------------------------------------------------------------
Total contract revenues by type of service:
Engineering                                                        $ 243.6         $ 228.4          $ 202.6
Operations & maintenance                                             158.2           144.1            133.6
Construction                                                           1.4            18.2            169.8
--------------------------------------------------------------------------------------------------------------
     Total                                                         $ 403.2         $ 390.7          $ 506.0
--------------------------------------------------------------------------------------------------------------

                                                                      2001            2000             1999
--------------------------------------------------------------------------------------------------------------
Total contract revenues by geographic origin:
Domestic                                                           $ 346.4         $ 354.2          $ 455.2
Foreign                                                               56.8            36.5             50.8
--------------------------------------------------------------------------------------------------------------
     Total                                                         $ 403.2         $ 390.7          $ 506.0
--------------------------------------------------------------------------------------------------------------

                                                                      2001            2000             1999
--------------------------------------------------------------------------------------------------------------
Total contract revenues by principal markets:
United States government                                              11.8%           17.4%            21.4%
Various state governmental and quasi-governmental agencies            28.4%           34.5%            46.9%
Commercial, industrial and private clients                            59.8%           48.1%            31.7%
--------------------------------------------------------------------------------------------------------------

The Company's business is substantially conducted in the United States. Contracts with various branches of the U.S. government accounted for 12%, 17% and 21% of the Company's total contract revenues for the years ended December 31, 2001, 2000 and 1999, respectively. These percentages have declined as a result of the June 2000 sale of BSSI. No individual contract accounted for more than 10% of the Company's total contract revenues in 2001 and 2000; however, several contracts with the Pennsylvania Department of Transportation provided 11% of the Company's total contract revenues in 1999. Long-lived assets are principally held in the United States; amounts held in other locations are immaterial.

7.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

                                                                                     2001              2000
---------------------------------------------------------------------------------------------------------------
Land                                                                            $     486         $     486
Buildings and improvements                                                          6,039             5,963
Equipment and vehicles                                                             28,685            32,587
---------------------------------------------------------------------------------------------------------------
     Total, at cost                                                                35,210            39,036
Less - Accumulated depreciation                                                   (24,932)          (28,978)
---------------------------------------------------------------------------------------------------------------
     Net property, plant and equipment                                          $  10,278         $  10,058
---------------------------------------------------------------------------------------------------------------

8.  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

                                                                                     2001              2000
---------------------------------------------------------------------------------------------------------------
Goodwill, net of accumulated amortization
  of $3,748 and $3,055, respectively                                            $   8,471         $   9,164
Other intangible assets, net of accumulated amortization
  of $3,927 and $3,578, respectively                                                1,333             1,682
---------------------------------------------------------------------------------------------------------------
     Net intangible assets                                                      $   9,804         $  10,846
---------------------------------------------------------------------------------------------------------------

9.  LONG-TERM DEBT AND BORROWING AGREEMENTS

In September 2001, the Company entered into an unsecured credit agreement ("the Agreement") with a consortium of financial institutions. The Agreement provides for a commitment of $40 million through September 30, 2003. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 2001, no borrowings were outstanding under the Agreement; however; letters of credit totaling $2.6 million were outstanding as of this date.

The Agreement provides for the Company to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by the Company's leverage ratio (based on a measure of EBITDA to indebtedness). The Agreement also requires the Company to meet certain equity, leverage, interest and rent coverage and current ratio requirements. Under the Agreement, the Company pays the bank commitment fees of 3/8% per year based on the unused portion of the commitment.

The maximum amount of borrowings outstanding under the Agreement during 2001 was $2,700,000. For 2001, the average daily balance outstanding when the Company was in a borrowing position was $1,500,000 at a weighted average interest rate of 6.5%.

The Company's current-portion of long-term debt totaling $1,000 and $2,244,000 at December 31, 2001 and 2000, respectively, is included in other accrued expenses in the Consolidated Balance Sheets. The 2001 reduction in the current portion resulted from the final payment of debt associated with the Steen acquisition. The Company's long-term debt totaling $30,000 and $51,000 at December 31, 2001 and 2000, respectively, is included in other liabilities in the Consolidated Balance Sheets.

10.  CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. In the third quarter of 2001, the Company reactivated this share repurchase program. During the third and fourth quarters of 2001, the Company repurchased 31,300 treasury shares at an average market price of $12.14 per share (based on market prices ranging from $11.00 to $13.30 per share) for a total cost of $380,000. As of December 31, 2001, treasury shares totaling 334,289 had been repurchased under this program. The Company made no treasury share repurchases during 2000 or 1999.

The Company's Common Stock has historically been divided into two series, Common Stock and Series B Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the shareholders, and historically, each share of Series B Common Stock entitled the holder thereof to ten votes on all such matters. Each share of Series B Common Stock has been convertible to one share of Common Stock at one or various times, at the holder's discretion.

During the fourth quarter of 2001, the Company announced that all of its Series B Common Stock would be exchanged into Common Stock. Under this program, each Series B share held by the Company's Employee Stock Ownership Plan ("ESOP") was exchanged for approximately 1.018 shares of Common Stock during February 2002. Immediately following that exchange, the remaining Series B shares were automatically converted into Common equivalents in accordance with provisions of the Company's Articles of Incorporation. This exchange resulted in 23,452 shares of Common Stock being withdrawn from the Company's treasury stock. The effect of this exchange will be reflected in the Company's balance sheet for the first quarter of 2002, and will not impact its net income for that period or any future period. The utilization of the treasury shares will have no material effect on the Company's earnings per share computations.

The Company's Articles of Incorporation authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2001 and 2000, there were no shares of such Preferred Stock outstanding.

11.  RIGHTS AGREEMENT

In November 1999, the Company's Board of Directors adopted a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, the Company declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group has acquired 25% or more of the Company's outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of the Company's outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

Assuming the Rights have not been redeemed, after a person or group has acquired 25% or more of the Company's outstanding Common Stock, each Right (other than those owned by a holder of 25% or more of the Common Stock) will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of Common Stock of the Company having a value equal to two times the exercise price of the Rights. In addition, at any time after the Rights become exercisable and prior to the acquisition by the acquiring party of 50% or more of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than those owned by the acquiring person or its affiliates) for Common Stock of the Company at an exchange ratio of one share of Common Stock per Right.

12.  LEASE COMMITMENTS

The Company's noncancellable leases relate to office space, computer equipment, office equipment and vehicles, with lease terms ranging from 1 to 10 years. Future annual minimum lease payments under noncancellable operating leases as of December 31, 2001 were as follows (in thousands):

FISCAL YEAR
-----------------------------------------------------------------------------
2002                                                                $ 10,683
2003                                                                   8,108
2004                                                                   7,141
2005                                                                   6,038
2006                                                                   4,897
Thereafter                                                            22,396
-----------------------------------------------------------------------------
   Total                                                            $ 59,263
-----------------------------------------------------------------------------

Rent expense under noncancellable operating leases was $10,532,000 in 2001, $10,870,000 in 2000 and $11,521,000 in 1999. During 2001, the Company signed a ten-year lease commitment totaling $22.2 million that will expire in 2012, for alternative office space in Coraopolis, PA.

13.  INCOME TAXES

The provision for income taxes consisted of the following (in thousands):

                                                                   2001               2000               1999
--------------------------------------------------------------------------------------------------------------
Current income taxes:
Federal                                                         $ 3,181          $   219          $     (70)
State                                                               380              721                295
Foreign                                                           2,047            1,449              1,815
--------------------------------------------------------------------------------------------------------------
     Total current income taxes                                   5,608            2,389              2,040
--------------------------------------------------------------------------------------------------------------
Deferred income taxes:
Federal                                                           3,638            3,547             (3,345)
State                                                                93             (340)               228
--------------------------------------------------------------------------------------------------------------
     Total deferred income taxes                                  3,731            3,207             (3,117)
--------------------------------------------------------------------------------------------------------------
     Total provision for/(benefit from) income taxes            $ 9,339          $ 5,596          $  (1,077)
--------------------------------------------------------------------------------------------------------------

The following is a reconciliation of income taxes computed at the Federal statutory rate to income tax expense recorded by the Company (in thousands):

                                                                   2001             2000               1999
--------------------------------------------------------------------------------------------------------------
Computed income taxes at
  U.S. Federal statutory rate                                   $ 7,184          $ 3,743          $  (3,142)
Foreign taxes, net of Federal
  income tax benefits                                             1,330              964              1,180
State income taxes, net of
  Federal income tax benefit                                        307              248                340
Nondeductible charges                                               513              384                542
Other, net                                                            5              257                  3
--------------------------------------------------------------------------------------------------------------
     Total provision for/(benefit from) income taxes            $ 9,339          $ 5,596          $  (1,077)
--------------------------------------------------------------------------------------------------------------

The domestic and foreign components of the Company's income/(loss) before income taxes are as follows (in thousands):

                                                                    2001              2000               1999
----------------------------------------------------------------------------------------------------------------
Domestic                                                        $ 16,989          $  8,766          $ (12,355)
Foreign                                                            3,536             2,206              3,114
----------------------------------------------------------------------------------------------------------------
     Total                                                      $ 20,525          $ 10,972          $  (9,241)
----------------------------------------------------------------------------------------------------------------

The components of the Company's deferred income tax assets and liabilities at December 31, 2001 and 2000 are as follows (in thousands):

                                                                     2001              2000
--------------------------------------------------------------------------------------------
Deferred income tax assets:
Deductible temporary differences:
  Provision for expenses and losses                             $   5,017          $  8,369
  Contract overbillings                                             2,304               321
  Accrued vacation pay                                              1,511             1,197
  Fixed and intangible assets                                       1,317               732
  Charitable contribution carryforward                                 91                99
  Other                                                               463                 4
--------------------------------------------------------------------------------------------
     Total deferred income tax assets                              10,703            10,722
--------------------------------------------------------------------------------------------

Deferred income tax liabilities:
  Contract underbillings                                          (10,494)           (7,207)
  Undistributed foreign earnings                                   (3,340)           (2,916)
--------------------------------------------------------------------------------------------
     Total deferred income tax liabilities                        (13,834)          (10,123)
--------------------------------------------------------------------------------------------

     Net deferred tax (liability)/asset                         $  (3,131)         $    599
--------------------------------------------------------------------------------------------

The Company has contribution carryforwards totaling $91,000 at December 31, 2001 that will expire in 2005. The Company's 1998 U.S. income tax return is currently under examination by the Internal Revenue Service, and its 1999 and 2000 U.S. income tax returns remain subject to audit. Management believes that adequate provisions have been made for income taxes at December 31, 2001.

14.      CONTINGENCIES

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

The Company's professional liability errors and omissions insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. On May

29, 2001, the Pennsylvania Insurance Commissioner placed Reliance into rehabilitation; and on October 3, 2001, Reliance was placed into liquidation. The Company is uncertain at this time what effect these actions will have on any claim the Company or its subsidiaries may have for insurance coverage under policies issued by Reliance with respect to past years. Currently, Baker Environmental, Inc. ("BEI"), a wholly-owned subsidiary of the Company, is subject to one substantial claim which, if decided adversely to the Company, would be within the scope of an insurance policy issued by Reliance. This claim reflects an action by LTV Steel Company ("LTV") against BEI, which is pending in the U.S. District Court for the Western District of Pennsylvania, and resulted from the failure of a landfill for which BEI provided services. Although LTV claims damages of $10-11 million, the litigation is in progress and, at this time, it is uncertain whether BEI will have any liability with respect to this claim and, if so, whether any such liability will be funded by Reliance. Based on the uncertainty associated with BEI's liability for this claim, and with Reliance's ability to fund such liability, if any, the Company has not accrued any amounts for this matter in its consolidated financial statements as of and for the year ended December 31, 2001.

On July 24, 2001, the Company announced that it had become aware that certain activities related to the operations of a 53% owned Nigerian subsidiary engaged in energy-related operations are the subject of an inquiry by the U.S. Department of Justice. The Company acquired the Nigerian subsidiary as part of its acquisition of London-based Overseas Technical Services, Inc. in 1993. The inquiry appears to be focused upon payments made to certain individuals in connection with the subsidiary's operations in Nigeria as they relate to potential violations of the Foreign Corrupt Practices Act and other relevant statutes. The Company has retained legal counsel to represent it in this matter and has conducted an internal investigation of these issues. The Company has been cooperating fully with the government's inquiry; however, since November 2001, there has been no contact between the Company and the Department of Justice in connection with this matter. At this time, the Company is uncertain but does not expect the costs of its investigation, its cooperation in the government's inquiry or the outcome thereof, to have a material adverse financial impact on its future financial results. However, the Company's internal investigation and the government's inquiry are ongoing and the Company's assessment of the outcome may vary as the investigation and inquiry proceed.

The Company previously reported that it and one of its wholly-owned subsidiaries were defendants in a lawsuit brought in 1987 in the Superior Court of the State of New York, Bronx County, by the Dormitory Authority of the State of New York, asserting breach of contract and alleging damages of $13 million. In September 2001, this litigation was settled by the Company's subsidiary for a net payment of $1.1 million. This settlement amount had been accrued in prior years' financial statements.

The Company has been named as a defendant or co-defendant in other legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to the Company's business. After consultations with counsel, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material adverse effect on the consolidated financial position or annual results of operations of the Company.

15.  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company maintains a defined contribution retirement program through its ESOP, in which substantially all employees are eligible to participate. The ESOP offers participants several investment options, including Company stock. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches 100% of the first 5% and 50% of the next full 1% of eligible salary contributed by participants, thereby resulting in a Company match of as much as 5.5% of eligible salary contributed. The Company's matching contributions are invested not less than 25% in Michael Baker Corporation Common Stock, with the remaining 75% being available to invest in Baker Common

Stock or mutual funds, as directed by the participants. Company contributions under this program amounted to $5,343,000, $4,965,000 and $4,565,000 in 2001,
2000 and 1999, respectively.

As of December 31, 2001, the market value of all ESOP investments was $116,907,000, of which 42% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 39% of the shares and 71% of the voting power for the outstanding Common Stock and Series B Common Stock of the Company at the end of 2001. After giving effect to the Series B transaction discussed in Note 10, the Company's ESOP would have held 39% of the voting power for the outstanding Common Stock as of December 31, 2001.

16.       STOCK OPTION PLANS

As of December 31, 2001, the Company has two fixed stock option plans. Under the amended 1995 Stock Incentive Plan (the "Plan"), the Company may grant options for an aggregate of 1,500,000 shares of Common Stock to key employees. Under the 1996 Nonemployee Directors' Stock Incentive Plan (the "Directors Plan"), the Company may grant options and restricted shares for an aggregate of 150,000 shares of Common Stock to nonemployee board members. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees become immediately vested, and the remaining three-fourths vest in annual one-fourth increments under the Plan, while the options under the Directors' Plan are fully vested at date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

Under the Directors Plan, each nonemployee director was issued 1,000 restricted shares of Common Stock, for a total of 8,000 shares of restricted stock issued in 2001. In 2000 and 1999, each nonemployee director was issued 500 restricted shares of Common Stock for total restricted stock issuances of 3,000 shares in 2000 and 3,500 in 1999. The Company recognized compensation expense totaling $80,000, $21,000 and $27,000 related to the issuance of these restricted shares in 2001, 2000 and 1999, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 2001, 2000 and 1999:

                                                                              WEIGHTED
                                                                               AVERAGE
                                                         SHARES               EXERCISE
                                                        SUBJECT                  PRICE
                                                      TO OPTION              PER SHARE
---------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                            705,581                $  8.25
Options granted                                          67,289                $  7.18
Options exercised                                       (11,686)               $  6.02
Options forfeited or expired                           (145,368)               $  9.60
---------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                            615,816                $  7.86
---------------------------------------------------------------------------------------
Options granted                                           6,000                $  6.25
Options exercised                                       (82,097)               $  5.72
Options forfeited or expired                           (144,060)               $  9.24
---------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                            395,659                $  7.78
---------------------------------------------------------------------------------------
Options granted                                         149,162                $  8.83
Options exercised                                       (34,514)               $  6.05
Options forfeited or expired                            (19,370)               $  8.42
---------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001                            490,937                $  8.20
---------------------------------------------------------------------------------------

The weighted average fair value of options granted during 2001, 2000, and 1999 was $4.51, $3.37 and $3.87, respectively.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2001:

                                                 OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                                    ---------------------------------------------         ---------------------------------
                                    NUMBER OF      AVERAGE       WEIGHTED AVERAGE         NUMBER OF        WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES              OPTIONS        LIFE*         EXERCISE PRICE           OPTIONS          EXERCISE PRICE
----------------------------------------------------------------------------------------------------------------------------
$ 4.8125 - $ 6.9063                   176,231          3.7                $  6.11           176,231                 $  6.11
$ 7.8125 - $ 9.0000                   140,058          7.8                   8.52            60,881                    8.50
$ 9.5313 - $ 12.850                   174,648          6.6                  10.05            65,296                    9.77
----------------------------------------------------------------------------------------------------------------------------
     Total                            490,937          5.9                $  8.20           302,408                 $  7.38
----------------------------------------------------------------------------------------------------------------------------

*Average life remaining in years

As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in its accounting for stock-based compensation plans, and adopted SFAS 123 for disclosure purposes only. Accordingly, no compensation cost was recognized for stock options granted in 2000 and 1999; however, $219,000 was expensed in 2001 as the result of decisions to accelerate the vesting and extend the expiration date of an individual's options.

If compensation costs for the Company's stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, the Company's net income and diluted net income per share amounts would have been reduced. If SFAS 123 had been used, the Company's pro forma net income and net income per share amounts would have been as follows:


                                                                 2001              2000              1999
----------------------------------------------------------------------------------------------------------
Pro forma net income/(loss)                              $ 10,909,000       $ 5,259,000      $ (8,524,000)
Pro forma basic net income/(loss) per share                      1.32              0.64             (1.04)
Pro forma diluted net income/(loss) per share            $       1.29       $      0.64      $      (1.04)
----------------------------------------------------------------------------------------------------------


The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model with certain assumptions. The key assumptions used include a weighted average risk-free interest rate of 5.8%, weighted average expected volatility of 48.5%, an expected option life of 6 years, and a 0% expected dividend yield.

17.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2001 (in thousands, except per share information):

ADJUSTED ACTUAL                                                   2001 - THREE MONTHS ENDED
------------------------------------------------------------------------------------------------------------
                                                 Mar. 31 (1)      June 30 (1)    Sept. 30 (1)       Dec. 31
                                                 ----------       ----------     -----------        -------
Total contract revenues                            $ 94,950        $ 102,652       $ 100,799      $ 104,821
Gross profit                                         15,349           17,561          17,903         16,567
Income before income taxes                            4,588            5,682           5,560          4,695
Net income                                            2,488            3,092           2,947          2,659
Diluted net income per common share                $   0.30        $    0.37       $    0.35      $    0.31
------------------------------------------------------------------------------------------------------------

PER FORMS 10-Q                                            2001 - THREE MONTHS ENDED
------------------------------------------------------------------------------------------
                                                     Mar. 31       June 30      Sept. 30
                                                     -------       -------      --------
Total contract revenues                            $  92,623     $ 100,237     $  98,387
Gross profit                                          14,934        17,130        17,473
Income before income taxes                             4,524         5,622         5,501
Net income                                             2,488         3,092         2,947
Diluted net income per common share                $    0.30     $    0.37     $    0.35
------------------------------------------------------------------------------------------


                                                               2000 - THREE MONTHS ENDED
--------------------------------------------------------------------------------------------------------
                                                     Mar. 31      June 30     Sept. 30      Dec. 31 (2)
                                                     -------      -------     --------      ----------
Total contract revenues                            $ 108,295     $ 97,762     $ 92,351        $ 92,302
Gross profit                                          14,815       14,271       13,521           9,474
Income/(loss) before income taxes                      3,309        4,726        4,193          (1,256)
Net income/(loss)                                      1,754        2,505        2,344          (1,227)
Diluted net income/(loss) per common share         $    0.21     $   0.31     $   0.28        $  (0.15)
---------------------------------------------------------------------------------------------------------

(1) The differences between these amounts and those reported in the Company's Quarterly Reports on Form 10-Q for the first three quarters of 2001 are entirely attributable to the consolidation of local currency activities for two less-than-wholly-owned subsidiaries in Nigeria and Thailand. These subsidiaries' local currency results of operations were consolidated for the first time in the fourth quarter of 2001, and retroactively adjusted in the Company's results of operations for the first three quarters of 2001. These adjustments had no impact on net income for the first three quarters of 2001, and fourth quarter net income was increased by an immaterial amount which had no effect on earnings per share.

(2)      Includes the effect of the ADF judgment (see Note 4).

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Michael Baker Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' investment and of cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries (the Company) at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP
-------------------------------
Pittsburgh, PA
March 15, 2002




SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares

The principal market on which Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 2001 and 2000 were as follows:

                                  2001                                                     2000
            -------------------------------------------------        -------------------------------------------------
             Fourth         Third        Second         First        Fourth         Third        Second         First
----------------------------------------------------------------------------------------------------------------------
High        15.2000       14.6000       14.5000        8.9300        8.1250        7.9375        7.1875        6.8750
Low         12.6000       11.3800        7.6000        7.1875        7.5625        6.1875        4.7500        5.0000
----------------------------------------------------------------------------------------------------------------------
