Form 10-K, Exhibit 13
period 2002-12-31
BAKER MICHAEL CORP
filed 2003-03-28
CIK 9263

                                                                               .
                                                                               .
                                                                               .

                                                                                           EXHIBIT 13.1
SELECTED FINANCIAL DATA

(In thousands, except
per share information)                 2002           2001           2000          1999          1998
                                    ---------      ---------      ---------     ---------     ---------
RESULTS OF OPERATIONS
Total contract revenues             $ 405,264      $ 403,222      $ 390,710     $ 506,012     $ 521,271
Operating income/(loss)                17,227         20,378         10,725        (8,175)       (1,667)
Net income/(loss)                       9,566         11,186          5,376        (8,164)       (2,419)
Diluted net income/
    (loss) per share                $    1.12      $    1.33      $    0.65     $   (1.00)    $   (0.30)
Return on average equity                 14.4%          20.0%          11.3%        (16.7)%        (4.4)%
                                    ---------      ---------      ---------     ---------     ---------

FINANCIAL CONDITION
Total assets                        $ 145,097      $ 148,386      $ 137,379     $ 155,047     $ 156,977
Working capital                     $  40,512      $  40,954      $  29,391     $  25,733     $  31,855
Current ratio                            1.57           1.48           1.35          1.29          1.34
Long-term debt                      $     --       $      30      $      51     $  14,867     $   3,138
Shareholders' investment               71,419         61,493         50,329        44,799        52,862
Book value per
    outstanding share                    8.52           7.43           6.09          5.48          6.47
Year-end closing share price        $   10.95      $   15.20      $    7.75     $    6.63     $    9.75
                                    ---------      ---------      ---------     ---------     ---------

CASH FLOW
Cash (used in)/provided by
    operating activities            $  (9,120)     $  19,626      $  12,425     $   1,143     $  (1,379)
Cash (used in)/provided by
    investing activities                  (20)        (7,831)         2,672       (10,255)      (11,416)
Cash provided by/(used in)
    financing activities                  543         (2,435)        (9,660)        7,783         1,935
                                    ---------      ---------      ---------     ---------     ---------
(Decrease)/increase in cash         $  (8,597)     $   9,360      $   5,437     $  (1,329)    $ (10,860)
                                    ---------      ---------      ---------     ---------     ---------

BACKLOG
Total                               $ 545,200      $ 509,600      $ 501,900     $ 657,300     $ 735,300
                                    ---------      ---------      ---------     ---------     ---------

SHARE INFORMATION
Year-end shares outstanding             8,384          8,278          8,267         8,181         8,166
Average diluted shares
    outstanding during year             8,515          8,425          8,238         8,175         8,178
                                    ---------      ---------      ---------     ---------     ---------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following tables reflect a summary of the Company's operating results (excluding intercompany transactions) for ongoing operations and non-core operations for the years ended December 31, 2002, 2001 and 2000 (dollars in millions):


                                                            TOTAL CONTRACT REVENUES
                                            -----------------------------------------------------
                                                            CHANGE
                                               2002        FROM 2001         2001         2000
                                            --------       ---------      --------       --------
ENGINEERING                                 $  242.6          (0.4%)      $  243.6       $  228.4
   Percentage of total revenues                 59.9%                         60.4%          58.5%
ENERGY                                         162.6           2.8%          158.2          120.7
   Percentage of total revenues                 40.1%                         39.2%          30.9%
NON-CORE*                                        0.1         (92.9%)           1.4           41.6
   Percentage of total revenues                  0.0%                          0.4%          10.6%
                                            --------          ----        --------       --------
     Total                                  $  405.3           0.5%       $  403.2       $  390.7
                                            ========          ====        ========       ========


                                                          INCOME/(LOSS) FROM OPERATIONS
                                             -----------------------------------------------------
                                                              CHANGE
                                               2002          FROM 2001       2001          2000
                                            --------         ---------    --------       --------
ENGINEERING                                 $   10.3          (18.9%)     $   12.7       $   11.5
   Percentage of Engineering revenues            4.2%                          5.2%           5.0%
ENERGY                                           6.6          (34.7%)         10.1            8.1
   Percentage of Energy revenues                 4.1%                          6.4%           6.7%
NON-CORE*                                        1.2          170.6%          (1.7)          (7.6)
CORPORATE/INSURANCE                             (0.9)         (28.6%)         (0.7)          (1.3)
                                            --------          -----       --------       --------
   Total                                    $   17.2          (15.7%)     $   20.4       $   10.7
                                            ========          =====       ========       ========

* The Non-Core segment includes activity associated with the former buildings and transportation construction operations that are being wound down, and the former Baker Support Services, Inc. ("BSSI") subsidiary which was sold in June 2000.

Total Contract Revenues

The Company's total contract revenues, as well as those from ongoing operations (defined as consolidated revenues less Non-Core revenues), increased slightly for 2002. The Energy segment posted revenue growth of 3% for 2002. This lower growth rate relative to prior years was the direct result of the expiration of several older international contracts that were not renewed in late 2001 and early 2002, and weaker sales of new work in both the domestic and international markets. A 9% increase in domestic revenues for the Energy segment in 2002 was partially offset by lower international revenues. Revenues from OPCO(R), Baker Energy's Operations Consolidation Model, decreased by 18% for 2002. Such OPCO revenues composed 24% and 30% of Energy's total contract revenues for 2002 and 2001, respectively. This decrease in OPCO revenues as a percentage of Energy revenues resulted from the conversion of a significant OPCO account to non-OPCO status during the third quarter of 2002, and the attrition of several OPCO properties due to client sales of operating facilities since the third quarter of 2001. The non-OPCO related increase in Energy's domestic 2002 revenues primarily reflects labor and logistics services provided to a new customer. Engineering revenues decreased slightly in 2002 as a result of reduced activity related to pipeline and telecommunications projects in the Western U.S., which offset a 10% overall revenue gain in the transportation-related sector. The increase in transportation revenues was a result of continued funding of transportation infrastructure projects associated with the U.S. government's 1998 Federal transportation legislation ("TEA-21"). The Engineering segment's 2002 results also were negatively impacted by a $1.2 million increase in the amount of revenue that had not been recognized at year-end 2002 because the related services had not yet been approved by clients. As further discussed in
Note 1 to the accompanying financial statements, under the Company's revenue recognition policy, costs incurred in providing services that are unapproved by clients as to scope and price are expensed as incurred; however, related revenues are not recognized until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The Company's Non-Core segment recorded revenues of only $0.1 million for 2002, as compared with revenues of $1.4 million for 2001. The Company does not expect to record any additional Non-Core revenues for 2003 and beyond.

For 2001, the Company's total contract revenues from ongoing operations increased 15%. This increase included the effect of Energy revenues totaling $9.9 million, which resulted from the consolidation of local currency activities for two less-than-wholly-owned operating subsidiaries in Nigeria and Thailand. Such activities of these subsidiaries were consolidated for the first time in 2001. Including these first-time revenues, the Energy segment's revenues increased by 31% for 2001. In addition to the newly consolidated revenues, the increase was driven by higher revenues from OPCO, which contributed 28% of this segment's total revenues for 2000, as well as higher revenues associated with new work in Energy's operations engineering business. Energy's OPCO revenues increased on an overall basis by 41% for 2001, primarily as a result of new OPCO contracts that were added during the second half of 2000. The Engineering segment posted revenue growth of 7% for 2001, with its transportation and civil businesses registering the most significant improvements of 10% and 5%, respectively. The increase in transportation revenues was the result of state transportation funding increases associated with TEA-21, while the growth in civil came primarily from several new significant projects. The Company's Non-Core segment posted 2000 revenues of $41.6 million. The majority of Non-Core revenues for 2000 reflected five months of activity for BSSI, which was sold effective June 1, 2000, with the remainder attributable to the Company's former construction operations.

Gross Profit

Expressed as a percentage of total contract revenues, gross profit decreased slightly to 16.3% in 2002 from 16.7% in 2001. The Company's gross profit from ongoing operations was 15.5% of total contract revenues for 2002 and 16.6% in 2001. Higher 2002 costs associated with the Company's self-insured medical plan and its casualty insurance coverages, as well as the fourth quarter 2002 settlement of the LTV Steel Company ("LTV") litigation (as discussed more fully in Note 13 to the accompanying financial statements), adversely impacted gross profit from ongoing operations for 2002. The Energy segment's gross profit percentage was 14.1% for 2002, down from 18.2% for 2001. Contributing to this Energy decrease were the expiration of several higher margin international contracts that were either not renewed or renewed at lower margins in late 2001 and early 2002, charges associated with an international project that was terminated during the second quarter of 2002, and bad debt expense associated with an Energy customer's bankruptcy filing during 2002. Also adversely affecting Energy's 2002 gross profit were several new lower margin domestic contracts that commenced during the first quarter of 2002, and the aforementioned higher 2002 costs for medical and casualty insurance. Energy's OPCO operations posted a gross profit margin percentage of 28.6% and 24.8% in 2002 and 2001, respectively. The Engineering segment's gross profit percentage was 16.7% for 2002 as compared to 15.8% in the comparable period of 2001. Contributing to this overall increase were a more favorable mix of higher margin engineering contracts attributable partially to more self-performed work and less usage of subcontractors during 2002, and favorable adjustments on several projects that were completed during the year. These improvements were partially offset by the higher 2002 costs for medical and casualty insurance and the effect of the LTV settlement. The Company's Non-Core segment posted gross profit of $3.5 million for 2002 versus $0.7 million in the prior year period. The 2002 profit resulted from the favorable settlement of the ADF International, Inc. ("ADF") litigation (discussed in Note 4 to the accompanying financial statements), as partially offset by adverse developments in casualty insurance claims related to the Company's former construction and BSSI operations and by charges associated with the resolution of disputes related to the sale of BSSI.

As a percentage of total contract revenues, gross profit increased in 2001 from 13.3% in 2000. The Company's gross profit from ongoing operations was 15.8% of total contract revenues in 2000. The Energy segment's gross profit percentage decreased in 2001 from 19.4% in 2000. OPCO contracts posted a gross profit percentage of 24.8% in 2001 compared to 20.1% in 2000. This increased profitability in the OPCO operations was offset by lower 2001 margins associated with Energy's growing manpower supply business and, to a lesser extent, its 50% owned subsidiary in Venezuela. The previously mentioned first-time consolidation of Energy's local currency activities in Nigeria and Thailand had no material effect on its gross margin or net income for the year ended December 31, 2001. In the Engineering segment, gross margin improved in 2001 from 14.5% in 2000. This improvement was primarily driven by profitability associated with several telecommunications projects which commenced during the third quarter of 2000, as well as an overall improvement in the execution of client contracts and change orders, which thereby permitted 2001 revenue recognition totaling $0.6 million for which the related costs were expensed in a prior period. The Company's Non-Core segment recorded a gross loss of $3.2 million in 2000. See Note 4 to the accompanying financial statements for a discussion of Non-Core charges recorded during 2000.

Direct labor expressed as a percentage of total contract revenues was 36%, 32% and 33% in 2002, 2001 and 2000, respectively. This is a major component of the Company's cost of work performed due to the nature of its service businesses. The 2002 increase is attributable to less usage of subcontractors by both the Engineering and Energy segments during the year.

Substantially all of the Company's current insurance coverages are scheduled to renew effective July 1, 2003. Based on current general market conditions, the Company may again experience significant increases in costs and/or deductibles, as well as potential decreases in primary policy limits, in connection with these renewals. Under the terms of certain of the Company's contracts, all or portions of any such cost increases may be passed on to customers. Management currently expects that its costs for insurance coverages will increase again effective July 1, 2003, but is uncertain how much of the cost increases will be recoverable from clients under existing contracts.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses expressed as a percentage of total contract revenues increased to 12.1% for 2002 versus 11.7% in 2001. SG&A expenses for the Company's ongoing operations increased to 11.5% in 2002 compared to 11.1% in 2001. This increase in SG&A expenses as a percentage of total contract revenues primarily resulted from higher medical costs, higher professional fees, and pre-implementation expenses incurred during the first quarter of 2002 in connection with a new Enterprise Resource Planning ("ERP") system. These cost increases were partially offset by a 92% reduction in incentive compensation expense and the absence of goodwill amortization expense in 2002. The Energy segment's SG&A expenses expressed as a percentage of revenues decreased to 10.1% in 2002 from 11.8% in 2001. In addition to the incentive compensation expense reduction, the Energy segment's percentage decrease was also supplemented by lower personnel costs associated with several departures of management personnel during 2002 and the absence of goodwill amortization expense during 2002. These Energy cost decreases were partially offset by higher medical and ERP-related costs. In the Engineering segment, SG&A expenses expressed as a percentage of revenues increased to 12.4% in 2002 from 10.6% in 2001. In addition to the higher first quarter 2002 ERP costs, this increase is also attributable to the relatively unchanged Engineering revenues coupled with higher medical costs, as partially offset by the decrease in incentive compensation expense. For the Company's Non-Core operations, SG&A expenses were $2.4 million and $2.5 million for 2002 and 2001, respectively. In 2002, these SG&A expenses related to legal costs associated with the Company's ADF appeal and its claim against Hellmuth, Obata & Kassabaum, Inc. ("HOK"), both of which are discussed in Note 4 to the accompanying financial statements, and the write-down of a non-trade receivable balance in connection with an offer to settle a dispute related to the sale of a business. The Non-Core segment's 2001 SG&A expenses related entirely to legal costs associated with the ADF and HOK litigation.

In 2001, both total SG&A expenses and those from the Company's ongoing operations, expressed as a percentage of revenues, increased from 10.6% in 2000. In the Energy segment, SG&A expenses expressed as a percentage of revenues decreased in 2001 from 12.7% in 2000. This decrease is primarily attributable to the addition of operations and maintenance services to several OPCO contracts during the second half of 2000, which resulted in a 2001 revenue increase without a corresponding increase in overhead costs. This percentage decrease was partially offset by the combination of higher incentive compensation expenses and higher 2001 corporate overhead allocations to the Energy and Engineering segments. SG&A expenses expressed as a percentage of revenues in the Engineering segment increased for 2001 from 9.4% in 2000. This percentage increase is primarily attributable to the aforementioned increases in incentive compensation expenses and corporate overhead allocations. In the Non-Core segment, SG&A expenses decreased from $4.4 million in 2000.

Other Income and Expense

Interest income decreased to $0.3 million in 2002 from $0.7 million in 2001 due to a combination of the significant reduction in interest rates that occurred over the course of 2001 and a reduction in the Company's invested cash balances during 2002. Interest expense also decreased to $0.1 million from $0.9 million in 2001. This reduction in interest expense was due to the favorable February 2002 rulings on the ADF matters which made the further recording of interest expense on the ADF escrow unnecessary, and the Company's third quarter 2001 repayment of all remaining seller-financed debt related to the 1999 Steen acquisition. The Company recorded other expenses for 2002 that were negligible versus other income of $0.3 million in 2001. The 2002 expense resulted principally from minority interest expense related to the net income of three consolidated Energy subsidiaries, as almost entirely offset by equity income from an unconsolidated joint venture in the Energy segment. Aside from minority interest expense and the again offsetting equity income from the unconsolidated joint venture, the 2001 other income amount incrementally included miscellaneous income from a non-income-tax-related settlement.

Interest income increased in 2001 from $0.4 million in 2000, due to interest earned on the cash placed in escrow for the appeal of the ADF judgments. Interest expense remained unchanged at $0.9 million for both 2001 and 2000. In 2001, the Company recorded interest expense associated with the ADF escrow, and in 2000, the Company was in a net borrowed position for the first five months of the year, which resulted in higher interest expense under its credit agreement during that period. Other income decreased in 2001 from $0.7 million in 2000. The primary components of the 2000 other income amount were a $2.2 million gain on the sale of BSSI, as offset by net charges totaling $0.9 million related to the disposition of certain leased heavy and highway construction equipment.

Income Taxes

The Company's full year provision for income taxes resulted in an effective tax rate of 45.0% in 2002, compared to an effective tax rate of 45.5% and 51% in 2001 and 2000, respectively. The differences between these percentages and the 35% statutory U.S. Federal rate are primarily attributable to state and foreign income taxes. The Company's slightly lower effective tax rate for 2002 reflects the effect of a more favorable mix of domestic and foreign income before taxes, as impacted by the 2002 settlements of the ADF and LTV matters (as discussed in Notes 4 and 13 to the accompanying financial statements). The higher effective tax rate for 2000 resulted from the effects of certain foreign and state taxes that could not be offset against tax benefits derived from other jurisdictions within reporting periods.

Non-Core Operations

As discussed more fully in Note 4 to the accompanying financial statements, pursuant to a March 2000 settlement agreement, Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, paid Universal City Development Partners ("UCDP") $2.0 million to resolve the claims between them. BMSCI remained responsible for resolution of remaining subcontractor and vendor claims, the most significant of which was a suit brought by ADF. A liability judgment totaling $10.0 million was entered in favor of ADF by the U.S. District Court during the fourth quarter of 2000. As a result, in addition to amounts that had been previously accrued, the Company recorded additional charges totaling $6.8 million in the fourth quarter of 2000.

In January 2001, BMSCI filed an appeal of the ADF liability judgment with the U.S. Court of Appeals for the 11th Circuit ("Court of Appeals"). In April 2001, the District Court entered an additional judgment totaling $1.1 million on behalf of ADF relative to its claim for attorney's fees and costs in connection with the foregoing action. The effect of this judgment had been included in the charges recorded by the Company during 2000. BMSCI and ADF subsequently filed appeals of this judgment with the Court of Appeals.

In separate rulings during February 2002, the Court of Appeals reversed both of the District Court's prior judgments for liability and attorney's fees and costs on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. Based on the decisions of the Court of Appeals, on August 2, 2002, the Company received approximately $12.3 million of a $12.7 million amount previously being held in escrow as a result of this litigation. The remaining escrow amount of approximately $0.4 million, relating to an aspect of the litigation that was not contested by BMSCI, was also disbursed by the escrow agent in August 2002 to ADF.

Court-mandated mediation of the ADF litigation was conducted in Orlando, Florida on October 23-25, 2002. As a result of the mediation, the Company reached a settlement with ADF providing for the payment of $5.0 million by the Company to ADF. Also resulting from the mediation, the Company agreed to release its existing claim against HOK arising out of the same project, in exchange for an additional payment of $2.75 million by HOK to ADF. As a result of the settlement, the Company became obligated to pay contingent legal fees related to its claim against HOK. Accordingly, the Company reduced its "accrued litigation reserve" liability balance and accrued an estimate of the contingent legal fees, thereby resulting in a net favorable impact of $5.1 million on the Non-Core segment's operating income for the quarter ended September 30, 2002. Both the ADF settlement of $5.0 million and the contingent legal fees of $1.0 million were paid by the Company during the fourth quarter of 2002.

As a result of the foregoing, the following table summarizes the net effect of the ADF and HOK litigation on the Non-Core segment's operating income for the three years ended December 31, 2002:


(In millions)                             2002           2001          2000
                                         ------        -------         -----
Legal costs                              $ (1.6)       $  (2.5)        $  --
Judgments                                    --             --          (6.8)
Settlement                                  5.8             --            --
                                         ------        -------        ------
Favorable/(unfavorable) effect           $  4.2        $  (2.5)       $ (6.8)
                                         ======        =======        ======

In connection with the UCDP litigation, the Company determined in early 1999 that it would no longer participate in general construction projects for buildings or transportation infrastructure. Accordingly, certain assets held by the Company's former transportation (heavy and highway) construction business, including substantially all fixed assets and the remaining contractual rights and obligations associated with eight active construction projects, were sold to A&L, Inc. ("A&L") in March 2000 in exchange for cash proceeds of $0.7 million and A&L's assumption of certain debt and lease obligations. During the second quarter of 2000, charges totaling $1.2 million were recorded relative to lease obligations on heavy and highway construction equipment. An offset of $0.2 million to this amount was recorded during the third quarter of 2000 when certain of this construction equipment was sold and the lease obligations were settled. All work on heavy and highway construction projects was substantially completed at December 31, 2001.

As also discussed more fully in Note 4 to the accompanying financial statements, effective June 1, 2000, the Company completed the sale of BSSI, a former wholly-owned subsidiary, to SKE International LLC ("SKE"). In connection therewith, during the second and third quarters of 2000, the Company received cash proceeds of $13.5 million and $0.4 million, respectively, and recorded gains totaling $2.0 million and $0.2 million, respectively, from the sale of BSSI. Sale-related disputes arose between SKE and the Company during 2002. As a result of settlement discussions, charges totaling $0.7 million were recorded to the Non-Core segment's selling, general and administrative expenses during 2002. Although a final settlement agreement has not yet been executed between the parties, the Company believes that its disputes with SKE were fully resolved at December 31, 2002.

CONTRACT BACKLOG


(In millions)                     DECEMBER 31, 2002          December 31, 2001
                                  -----------------          -----------------
Engineering                                 $ 448.8                    $ 378.9
Energy                                         96.4                      130.7
Non-Core                                         --                         --
                                  -----------------          -----------------
Total                                       $ 545.2                    $ 509.6
                                  =================          =================

Backlog consists of that portion of uncompleted work that is represented by signed or executed contracts. Certain of the Company's contracts with the Federal government and other clients may be terminated at will, or option years may not be exercised; therefore, no assurance can be given that all backlog will be realized.

The 2002 increase shown above for Engineering reflects a 25% increase in backlog for its transportation business, as a result of continued TEA-21 funding. In the Energy segment, backlog decreased during 2002 due to expected reductions associated with certain OPCO properties in the Gulf of Mexico. Oil and gas industry merger, acquisition and disposition programs affecting the Company's clients can also result in increases or decreases to the Company's Energy backlog.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was $9.1 million in 2002 as compared to net cash provided by operating activities of $19.6 million and $12.4 million in 2001 and 2000, respectively. The 2002 cash usage is primarily the result of fourth quarter payments related to both the settlement and related tax effects of the ADF litigation (which is discussed more fully in Note 4 to the accompanying financial statements), the first quarter payment of 2001 incentive compensation bonuses, and increases in receivables and other net contract-related assets. The 2001 increase in cash provided by operating activities primarily resulted from the improvement in net income.

Net cash used in investing activities was negligible in 2002 and $7.8 million in 2001, compared to net cash provided by investing activities of $2.7 million in 2000. The cash used in investing activities for 2002 reflects the receipt of $12.3 million of the funds placed into escrow during 2001 in connection with the ADF litigation, as reduced by capital expenditures of $11.4 million and a $1.0 million investment in Energy Virtual Partners, a management service business that offers a high-value alternative to selling mature, under-resourced oil and gas properties. The 2001 cash used in investing activities reflected the funding of $12.7 million into an escrow account stipulated in connection with the Company's appeal of the ADF judgment and capital expenditures of $4.1 million, as partially offset by a $9.0 million sale of short-term investments which were purchased just prior to year-end 2000. Proceeds totaling $13.9 million from the sale of BSSI also contributed positively to the cash provided by investing activities for 2000. The Company's capital expenditures included computer equipment and software purchases totaling $10.4 million, $2.3 million and $1.8 million for 2002, 2001 and 2000, respectively. The significantly higher 2002 amount includes the purchase and development of computer software totaling $8.7 million related to the implementation of certain modules of a new ERP system. Another significant component of the 2001 capital expenditures amount was $1.2 million related to purchases of office equipment, primarily associated with several office expansions.

Net cash provided by financing activities was $0.5 million in 2002, as compared to cash used in financing activities of $2.4 million and $9.7 million in 2001 and 2000, respectively. The net cash provided by financing activities for 2002 primarily reflects proceeds from the exercise of stock options. The cash used in financing activities for 2001 primarily reflected the final payment of $2.2 million on a seller note associated with the 1999 Steen acquisition. The negative cash flow from financing activities for 2000 was the result of the Company paying off its revolving credit debt due to its bank.

In 1996, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. As of December 31, 2002, approximately 166,000 shares remained available for repurchase under this program. During 2001, 31,300 shares of treasury stock were acquired at a total cost of $0.4 million. The Company made no treasury share repurchases during 2002 or 2000. In January 2003, the Company reactivated its share repurchase program. As of March 17, 2003, 80,400 additional treasury shares had been repurchased by the Company during 2003 at a total cost of $0.7 million. In February 2003, the Board of Directors authorized the Company to repurchase up to 500,000 additional shares.

Working capital decreased slightly to $40.5 million at December 31, 2002 from $41.0 million at December 31, 2001. The Company's current ratio was 1.6:1 and 1.5:1 at the end of 2002 and 2001, respectively. The improvement in the current ratio for 2002 resulted primarily from the impact of the ADF settlement (as discussed in Note 4 to the accompanying financial statements).

In September 2001, the Company entered into an unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for a commitment of $40 million through September 30, 2004. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. The Agreement also requires the Company to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these covenants or certain other conditions of borrowing are not achieved by the Company, under certain circumstances, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. As of December 31, 2002, no borrowings were outstanding under the Agreement; however; letters of credit totaling $7.7 million were outstanding as of this date.

The Company plans to utilize its borrowing capacity under the Agreement for short-term working capital needs and to support strategic opportunities that management identifies. The Company's strategy is to better position itself for growth in its Engineering and Energy segments through acquisitions that compliment the Company's experience and skills. The Company views acquisitions and investments as an important component of its growth strategy and intends to use both existing cash and the credit facility to fund such endeavors. If the Company commits to funding future acquisitions, it may need to adjust its financing strategies by seeking alternative debt instruments. The Company currently expects to lengthen the maturity date of the Agreement during 2003.

A summary of the Company's contractual obligations and other commercial commitments as of December 31, 2002 is as follows:


(Amounts in thousands)

                                                                               PAYMENTS DUE BY PERIOD
                                                               ------------------------------------------------------
                                                               LESS THAN         1 - 3          4 - 5         AFTER 5
CONTRACTUAL OBLIGATIONS                            TOTAL          1 YEAR         YEARS          YEARS          YEARS
                                                  -------      ---------        -------        -------        -------
Operating leases                                  $64,392        $11,960        $19,264        $13,934        $19,234
                                                  -------        -------        -------        -------        -------
Total contractual obligations                     $64,392        $11,960        $19,264        $13,934        $19,234
                                                  =======        =======        =======        =======        =======


                                                                    AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                    TOTAL      -----------------------------------------------------
                                                  AMOUNTS      LESS THAN         1 - 3          4 - 5         OVER 5
OTHER COMMERCIAL COMMITMENTS                    COMMITTED         1 YEAR         YEARS          YEARS          YEARS
                                               ----------      ---------        -------        -------        -------
Standby letters of credit                         $ 7,735        $    25        $    --        $    --        $ 7,710
Performance and payment bonds                   See below
                                                  -------        -------        -------        -------        -------
Total commercial commitments                      $ 7,735        $    25        $    --        $    --        $ 7,710
                                                  =======        =======        =======        =======        =======

The Company utilizes operating leases to acquire assets used in its daily business activities. These assets include office space, computer and related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on the Company's consolidated balance sheets. During January 2003, the Company relocated certain Engineering and Corporate personnel from office space previously leased in Coraopolis, PA, and occupied approximately 117,000 square feet of office space in Moon Township, PA. The ten-year operating lease commitment totaling $22.2 million for the new space is scheduled to expire on January 31, 2013.

The Company's banks issue standby letters of credit ("LOCs") on behalf of the Company under the Agreement discussed above. As of December 31, 2002, most of these LOCs had been issued to insurance companies to serve as collateral for payments the insurers are required to make under the Company's self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on behalf of the Company. Such LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiary or the Company's banks elect not to renew them.

The Company currently has a bonding line available through Travelers Casualty and Surety Company of America ("Travelers"). At December 31, 2002, performance and payment bonds totaling $37.8 million were outstanding under this line. As further discussed in Note 13 to the accompanying financial statements, these outstanding bonds included two bonds totaling $36.3 million related to the Company's former construction operations, of which one for $11.9 million was terminated during the first quarter of 2003. These bonds are terminated by Travelers when the related projects are completed and all appropriate releases are received from the client. In prior years, the utilization of this bonding line was higher due to the bonding requirements of the Company's former construction and BSSI operations. Management believes that this bonding line will be sufficient to meet its bid and performance bonding needs for at least the next year.

The Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. On May 29, 2001, the Pennsylvania Insurance Commissioner placed Reliance into rehabilitation; and on October 3, 2001, Reliance was placed into liquidation. The Company is uncertain at this time what effect these actions will have on any claim the Company or its subsidiaries may have for insurance coverage under policies issued by Reliance with respect to past years. Baker Environmental, Inc. ("BEI"), a wholly-owned subsidiary of the Company, is subject to one substantial claim which falls within the Reliance coverage period. This claim reflects an action by LTV against BEI, resulting from the failure of a landfill for which BEI provided services. In December 2002, after a hearing in the U.S. District Court for the Western District of Pennsylvania, out-of-court settlement discussions between LTV and BEI commenced. In February 2003, LTV and BEI reached an out-of-court settlement that will provide a payment to LTV in the amount of $2.5 million. As a result of the settlement, pre-tax charges totaling $2.4 million were included in the Engineering segment's cost of work performed during the fourth quarter of 2002. This settlement is subject to the approval of the Bankruptcy Court overseeing the LTV bankruptcy proceeding. The Company expects the Bankruptcy Court to take action by the end of March 2003, and payment by the Company will be required soon thereafter. Due to the liquidation of reliance, the Company is currently uncertain what amounts paid to LTV will be recoverable under the insurance policy with Reliance. Accordingly, the Company recorded no receivable from Reliance as of December 31, 2002.

The Company views its short and long-term liquidity as being dependent upon its results of operations, changes in working capital and its borrowing capacity. These factors are further dependent upon appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the engineering and energy markets. Additional external factors such as price fluctuations in the energy industry could affect the Company. The Federal government's TEA-21 legislation has made significant transportation funding available to the various state agencies since its approval in 1998. The Federal budget approved for the U.S. government's 2002-2003 fiscal year included transportation funding equal to that approved for its 2001-2002 fiscal year; however, certain state agencies may not apply for Federal transportation funding during 2003 as they may be unable to commit the required matching funds. Transportation funding is expected to receive significant attention during the Federal budget approval process for its 2003-2004 fiscal year, as TEA-21 is up for reauthorization. During 2002, the Company observed increased Federal spending activity on FEMA, Department of Defense and Homeland Security activities. Additional government spending in these areas, or on transportation infrastructure, could result in profitability and liquidity improvements for the Company. Significant contractions in any of these areas could unfavorably impact the Company's profitability and liquidity. During the first half of 2003, the Company expects that its short-term liquidity will be impacted by changes in its billing process and system, which took effect on January 1, 2003. As a result of these changes, client billing delays are currently being experienced. At this time, management expects that the timing of its client billings will return to normal during the second quarter of 2003, and that client payments will begin to return to normal terms during the third quarter of 2003. Until then, the Company expects that these delays will adversely impact its working capital, and that borrowings under its credit facility will increase accordingly. The Company also currently expects to pay the $2.5 million cash settlement to LTV during the second quarter of 2003. After giving effect to the foregoing, management still believes that the combination of cash generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

CRITICAL ACCOUNTING POLICIES

The Company has identified the following critical accounting policies as those that are most important to the portrayal of its results of operations and financial condition, and which require management's most difficult, subjective or complex judgments. Each of these policies is also addressed in Note 1 to the consolidated financial statements.

Project Cost Estimates to Complete - The Company utilizes the percentage-of-completion method of accounting for the majority of contracts in its Engineering segment. Revenues on these contracts are computed by multiplying the total contract value for each contract by the project's percentage of completion to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project's percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of the Company's active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated.

Unclaimed Revenues - Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided. Under this policy, the Company had not recognized potential future revenues estimated at $3.6 million and $2.4 million as of December 31, 2002 and 2001, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed.

Contingencies - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of the Company's exposure to insurance claims that fall below policy deductibles, and to litigation and other legal claims and contingencies. Significant management judgment and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in the Company's financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which requires that obligations associated with retirements of tangible long-lived assets be recorded as liabilities when those obligations are incurred. The Company will be required to adopt this standard effective January 1, 2003, and does not believe that the adoption of this statement will have a material impact on its financial statements.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities," which addresses issues associated with exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of this statement will have a material impact on its financial statements.

In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results (see related disclosures in Note 1 to the accompanying financial statements). For entities that elect to adopt the fair value based method of accounting of SFAS 123 in a fiscal year beginning before December 16, 2003, any of three methods can be applied. The Company intends to adopt the prospective method of SFAS 148 effective January 1, 2003. Under the prospective method, the Company will begin expensing the value of all stock options granted, modified or settled after January 1, 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to the guarantor's accounting for and disclosures of certain guarantees issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted such disclosure requirements in connection with the issuance of the accompanying financial statements, in which the related disclosure requirements can be found in Note 13. The Company does not believe that the adoption of the initial recognition and measurement provisions of this interpretation will have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The primary beneficiary is the party that absorbs a majority of the entity's expected losses or returns as a result of holding the variable interest. The interpretation applies to variable interest entities in which an enterprise obtains an interest, or which an enterprise creates, after January 31, 2003. For variable interest entities created before February 1, 2003, the interpretation shall be applied for the first interim or annual reporting period beginning after June 15, 2003. The Company plans to adopt this interpretation effective July 1, 2003. Since it currently has no variable interest entities, the Company does not believe that such adoption will have a material impact on its financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF INCOME


                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                    ---------------------------------------------
(In thousands, except per share amounts)               2002              2001             2000
                                                    ---------         ---------         ---------
Total contract revenues                             $ 405,264         $ 403,222         $ 390,710

Cost of work performed                                339,056           335,842           338,629
                                                    ---------         ---------         ---------
     Gross profit                                      66,208            67,380            52,081

Selling, general and administrative expenses           48,981            47,002            41,356
                                                    ---------         ---------         ---------
     Income from operations                            17,227            20,378            10,725

Other income/(expense):
  Interest income                                         290               687               413
  Interest expense                                        (89)             (888)             (866)
  Other, net                                              (34)              348               700
                                                    ---------         ---------         ---------
     Income before income taxes                        17,394            20,525            10,972

Provision for income taxes                              7,828             9,339             5,596
                                                    ---------         ---------         ---------

     Net income                                     $   9,566         $  11,186         $   5,376
                                                    =========         =========         =========

     Basic net income per share                     $    1.15         $    1.35         $    0.65
     Diluted net income per share                   $    1.12         $    1.33         $    0.65
                                                    =========         =========         =========

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS


 ASSETS

                                                                              AS OF DECEMBER 31,
                                                                           ------------------------
 (In thousands)                                                              2002            2001
                                                                           --------        --------

CURRENT ASSETS
Cash and cash equivalents                                                  $  9,885        $ 18,482
Receivables, net                                                             65,742          67,594
Cost of contracts in progress and estimated earnings, less billings          29,723          25,341
Litigation escrow                                                                --          12,710
Prepaid expenses and other                                                    6,220           1,429
                                                                           --------        --------
     Total current assets                                                   111,570         125,556
                                                                           --------        --------

PROPERTY, PLANT AND EQUIPMENT, NET                                           17,459          10,278

OTHER ASSETS
Goodwill and other intangible assets, net                                     9,519           9,804
Other assets                                                                  6,549           2,748
                                                                           --------        --------

     Total other assets                                                      16,068          12,552
                                                                           --------        --------

     TOTAL ASSETS                                                          $145,097        $148,386
                                                                           ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS


LIABILITIES AND SHAREHOLDERS' INVESTMENT

                                                                                          AS OF DECEMBER 31,
                                                                                    ---------------------------
(In thousands)                                                                         2002             2001
                                                                                    ---------         ---------
CURRENT LIABILITIES
Accounts payable                                                                    $  20,373         $  21,885
Accrued employee compensation                                                          10,909            15,413
Accrued insurance                                                                       7,867             5,359
Accrued litigation reserve                                                                 --            11,770
Income taxes payable                                                                    2,801             1,827
Other accrued expenses                                                                 24,917            22,263
Excess of billings on contracts in progress over cost and estimated earnings            4,191             6,085
                                                                                    ---------         ---------
     Total current liabilities                                                         71,058            84,602
                                                                                    ---------         ---------

OTHER LIABILITIES                                                                       2,620             2,291
Commitments and contingencies (Notes 11 and 13)                                            --                --
                                                                                    ---------         ---------
     Total liabilities                                                                 73,678            86,893
                                                                                    ---------         ---------

SHAREHOLDERS' INVESTMENT
Common Stock, par value $1, authorized 44,000,000 shares, issued
  8,694,360 and 7,315,894 shares in 2002 and 2001, respectively                         8,694             7,316
Series B Common Stock, par value $1, authorized 6,000,000 shares, issued
  0 and 1,296,696 shares in 2002 and 2001, respectively                                    --             1,297
Additional paid-in-capital                                                             38,146            37,734
Retained earnings                                                                      27,411            17,845
Other comprehensive loss                                                                 (569)             (266)
Less - 310,837 and 334,289 shares of Common Stock in treasury, at cost,
  in 2002 and 2001, respectively                                                       (2,263)           (2,433)
                                                                                    ---------         ---------
     Total shareholders' investment                                                    71,419            61,493
                                                                                    ---------         ---------

     TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT                                 $ 145,097         $ 148,386
                                                                                    =========         =========

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                                           ------------------------------------------
(In thousands)                                                               2002             2001             2000
                                                                           --------         --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                 $  9,566         $ 11,186         $  5,376
Adjustments to reconcile net income to net cash
  (used in)/provided by operating activities:
     Depreciation and amortization                                            4,004            5,200            7,068
     (Increase)/decrease in deferred income taxes                              (911)           3,731           (3,207)
     Gain on sale of BSSI                                                        --               --           (2,157)
     Changes in assets and liabilities:
       (Increase)/decrease in receivables and contracts in progress          (5,102)          (4,766)            7,191
       (Decrease)/increase in accounts payable and accrued
        expenses                                                            (10,371)           2,604            2,175
       (Decrease)/increase in advance billings                               (1,894)           1,396           (7,559)
       (Increase)/decrease in other net assets                               (4,412)             275            3,538
                                                                           --------         --------         --------
     Total adjustments                                                      (18,686)           8,440            7,049
                                                                           --------         --------         --------
     Net cash (used in)/provided by operating activities                     (9,120)          19,626           12,425
                                                                           --------         --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                  (11,355)          (4,120)          (2,944)
Investment in Energy Virtual Partners                                        (1,000)              --               --
Receipt of litigation escrow                                                 12,335               --               --
Funding of litigation escrow                                                     --          (12,710)              --
Sale of short-term investments                                                   --            8,999               --
Purchase of short-term investments                                               --               --           (8,999)
Proceeds from the sale of BSSI                                                   --               --           13,867
Proceeds from the sale of certain construction assets                            --               --              748
                                                                           --------         --------         --------
     Net cash (used in)/provided by investing activities                        (20)          (7,831)           2,672
                                                                           --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options                                         573              209              467
Repayments of long-term debt                                                    (30)          (2,264)         (10,127)
Payments to acquire treasury stock                                               --             (380)              --
                                                                           --------         --------         --------
     Net cash provided by/(used in) financing activities                        543           (2,435)          (9,660)
                                                                           --------         --------         --------
     Net (decrease)/increase in cash and cash equivalents                    (8,597)           9,360            5,437
     Cash and cash equivalents, beginning of year                            18,482            9,122            3,685
                                                                           --------         --------         --------
     Cash and cash equivalents, end of year                                $  9,885         $ 18,482         $  9,122
                                                                           ========         ========         ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA
Interest paid                                                              $     58         $    267         $    985
Income taxes paid                                                          $  7,751         $  3,615         $  2,127
                                                                           ========         ========         ========

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


                                                SERIES B                                                           OTHER
                                    COMMON        COMMON                                                          COMPRE-
                                    STOCK,        STOCK,         TREASURY             ADDITIONAL                  HENSIVE
                                 PAR VALUE     PAR VALUE     ----------------            PAID-IN      RETAINED    INCOME/
 (In thousands)                         $1            $1     SHARES       AMOUNT         CAPITAL      EARNINGS     (LOSS)
                                 ---------     ---------     ------       -------     ----------      --------    -------
BALANCE, DECEMBER 31, 1999         $ 7,171       $ 1,314       (303)      $(2,053)      $ 37,084       $ 1,283      $  --
Net income                              --            --         --            --             --         5,376         --
Series B Common Stock
  conversions to Common
  Stock                                  9            (9)        --            --             --            --         --
Stock options exercised                 81            --         --            --            386            --         --
Restricted stock issued                  4            --         --            --             18            --         --
Foreign currency translation
  adjustments                           --            --         --            --             --            --       (335)
                                   -------       -------       ----       -------       --------       -------      -----
BALANCE, DECEMBER 31, 2000           7,265         1,305       (303)       (2,053)        37,488         6,659       (335)
                                   -------       -------       ----       -------       --------       -------      -----
Net income                              --            --         --            --             --        11,186         --
Series B Common Stock
  conversions to Common
  Stock                                  8            (8)        --            --             --            --         --
Stock options exercised                 35            --         --            --            174            --         --
Restricted stock issued                  8            --         --            --             72            --         --
Treasury stock purchases                --            --        (31)         (380)            --            --         --
Foreign currency translation
  adjustments                           --            --         --            --             --            --         69
                                   -------       -------       ----       -------       --------       -------      -----
BALANCE, DECEMBER 31, 2001           7,316         1,297       (334)       (2,433)        37,734        17,845       (266)
                                   -------       -------       ----       -------       --------       -------      -----
Net income                              --            --         --            --             --         9,566         --
Series B Common Stock
  conversions to Common
  Stock                              1,297        (1,297)        --            --             --            --         --
Stock options exercised                 76            --         --            --            497            --         --
Restricted stock issued                  8            --         --            --            112            --         --
Restricted stock forfeited              (3)           --         --            --            (27)           --         --
Premium on Series B  exchange           --            --         23           170           (170)           --         --
Foreign currency translation
  adjustments                           --            --         --            --             --            --       (303)
                                   -------       -------       ----       -------       --------       -------      -----
BALANCE, DECEMBER 31, 2002         $ 8,694       $    --       (311)      $(2,263)      $ 38,146       $27,411      $(569)
                                   =======       =======       ====       =======       ========       =======      =====


COMPREHENSIVE INCOME
(In thousands)                                                                     2002             2001              2000
                                                                                 -------          --------          -------
Net income                                                                       $ 9,566          $ 11,186          $ 5,376
Other comprehensive (loss)/income:
  Foreign currency translation adjustment                                           (303)               69             (335)
                                                                                 -------          --------          -------
Comprehensive income                                                             $ 9,263          $ 11,255          $ 5,041
                                                                                 =======          ========          =======

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Michael Baker Corporation and its subsidiaries (the "Company"), as well as entities over which it exercises significant influence and owns at least 50%. Minority interest amounts relating to the Company's less-than-wholly-owned consolidated subsidiaries are included within the "other, net" caption in the Consolidated Statements of Income and within the other liabilities caption in the Consolidated Balance Sheets. Investments in non-consolidated affiliates (20 to 50% owned companies) are accounted for under the equity method, and entities in which the Company owns less than 20% are accounted for under the cost method, in the Consolidated Balance Sheets and Statements of Income. All intercompany accounts and transactions have been eliminated in consolidation.

Accounting for Contracts

The Company earns its revenues from the provision of Engineering and Energy related services. In providing these services, the Company typically incurs direct labor, subcontractor and certain other direct costs ("ODCs"). Under certain cost-type contracts with governmental agencies in the Engineering segment, the Company is not contractually permitted to earn a margin on subcontractor costs and ODCs. The Company reflects revenues related to its direct labor, subcontractors and ODCs in its total contract revenues as long as the Company remains responsible to the client for the acceptability of the services provided.

The majority of contracts in the Engineering segment qualify for revenue recognition under the percentage-of-completion method of accounting. Revenues on fixed-price and cost-type contracts are determined by multiplying the total contract value for each contract by the project's percentage of completion to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, the Company measures the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the labor costs to complete are regularly reviewed and updated. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. For contracts that do not qualify for percentage-of-completion accounting, revenue is recognized based on management's best estimate of the efforts expended relative to the services provided.

Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided.

Total contract revenues for the operations and maintenance contracts in the Energy segment are primarily recognized as related services are provided. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment. Because the amounts of these bonuses are difficult to estimate, such bonuses are recorded as revenues when the amounts are both probable and reasonably estimable.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets and liabilities approximates carrying value due to the short-term nature of the instruments. The carrying value of all long-term debt approximates its fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes estimates in the assessment of the Company's exposure to insurance claims that fall below policy deductibles, and to assess its litigation and other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit, and money market mutual funds with remaining maturities of less than 90 days at the time of purchase.

Foreign Currency Translation

The Company's foreign subsidiaries typically utilize local currencies as the functional currency for each location. Adjustments resulting from translating functional currency financial statements into U.S. dollars are included as a component of other comprehensive income/(loss) in the shareholders' investment section of the Company's Consolidated Balance Sheets.

Depreciation and Amortization

Depreciation on property, plant and equipment is recorded using straight-line and accelerated methods over the estimated useful lives of the assets. The estimated useful lives range from 2 to 40 years on buildings and improvements, 3 to 10 years on equipment and vehicles, 30 years for marine vessels, and 3 to 7 years on computer hardware and software. Upon disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income. Amortization of other intangible assets is provided primarily on a straight-line basis over the estimated useful lives of the assets. Aside from goodwill, the Company's sole intangible asset is a non-compete agreement which is being amortized over 7 years.

Goodwill

Goodwill, which represents the excess of cost over net assets of acquired companies, has not been amortized since the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on January 1, 2002. This unamortized balance is evaluated during the second quarter of each year or when events occur or circumstances change that could cause goodwill to be impaired. Management assesses the impairment of its goodwill balances using its current enterprise value, estimates of future net cash flows, and EBITDA multiples. Through December 31, 2001, goodwill was amortized on a straight-line basis over periods ranging from 5 to 20 years.

Accounting for Stock Options

As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), during 2002, the Company continued to utilize the intrinsic value method of accounting for stock-based compensation, as originally promulgated by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost was recognized for stock options granted in 2002 and 2000; however, $219,000 was expensed in 2001 as the result of decisions to accelerate the vesting and extend the expiration date of an individual's options. As discussed more fully in Note 2 to these financial statements, the Company plans to adopt the prospective method of SFAS No. 148 effective January 1, 2003.

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


                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------
(In thousands)                                          2002              2001              2000
                                                       -------          --------          -------
Net income, as reported                                $ 9,566          $ 11,186          $ 5,376
Add:  Stock-based employee compensation
      expense included in reported net income,
      net of related tax effects                            --               120               --
Deduct:  Total stock-based employee
      compensation expense determined under
      fair value method for all awards, net of
      related tax effects                                 (428)             (322)            (117)
                                                       -------          --------          -------
Pro forma net income                                   $ 9,138          $ 10,984          $ 5,259
                                                       =======          ========          =======


                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                        2002              2001             2000
                                                       -------          --------          -------
Reported earnings per share:
      Basic                                            $  1.15          $   1.35          $  0.65
      Diluted                                             1.12              1.33             0.65
Pro forma earnings per share:
      Basic                                               1.09              1.32             0.64
      Diluted                                          $  1.07          $   1.30          $  0.64

Earnings Per Common Share

The following table summarizes the Company's weighted average shares outstanding for the years ended December 31, 2002, 2001 and 2000. The additional shares included in diluted shares outstanding are entirely attributable to stock options.


Weighted Average Shares Outstanding                    2002            2001            2000
                                                  ---------       ---------       ---------
Basic                                             8,350,940       8,291,005       8,209,395
Diluted                                           8,515,154       8,425,079       8,237,791

Reclassifications

Certain reclassifications have been made to prior years' amounts in the Consolidated Balance Sheets and Statements of Cash Flows, as well as the business segment disclosures in Note 5, in order to conform to the current year presentation.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which requires that obligations associated with retirements of tangible long-lived assets be recorded as liabilities when those obligations are incurred. The Company will be required to adopt this standard effective January 1, 2003, and does not believe that the adoption of this statement will have a material impact on its financial statements.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities," which addresses issues associated with exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of this statement will have a material impact on its financial statements.

In January 2003, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. For entities that elect to adopt the fair value based method of accounting of SFAS 123 in a fiscal year beginning before December 16, 2003, any of three methods can be applied. The Company intends to adopt the prospective method of SFAS 148 effective January 1, 2003. Under the prospective method, the Company will begin expensing the value of all stock options granted, modified or settled after January 1, 2003.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for and disclosures of certain guarantees issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted such disclosure requirements in connection with the issuance of these financial statements; the related disclosure requirements can be found in Note 13. The Company does not believe that the adoption of the initial recognition and measurement provisions of this interpretation will have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The primary beneficiary is the party that absorbs a majority of the entity's expected losses or returns as a result of holding the variable interest. This interpretation applies to variable interest entities in which an enterprise obtains an interest, or which an enterprise creates, after January 31, 2003. For variable interest entities created before February 1, 2003, the interpretation shall be applied for the first interim or annual reporting period beginning after June 15, 2003. The Company plans to adopt this interpretation effective July 1, 2003. Since it currently has no variable interest entities, the Company does not believe that such adoption will have a material impact on its financial statements.

3. CONTRACTS

The total cost of contracts in progress (used to determine cost of work performed) plus accumulated gross profit recorded was $979,839,000 and $922,079,000 at December 31, 2002 and 2001, respectively. Billings to date on contracts in progress at December 31, 2002 and 2001 were $954,307,000 and $902,823,000, respectively.

Trade accounts receivable balances totaling $6,287,000 and $5,937,000 at December 31, 2002 and 2001, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, $3,112,000 of the retention balance at December 31, 2002 is expected to be collected in 2003.

The Company had allowances for doubtful accounts totaling $2,425,000 and $1,508,000 as of December 31, 2002 and 2001, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets.

Consistent with industry practice, within each of the Company's operating segments, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net underbillings reflected in the Consolidated Balance Sheets is dependent upon U.S. Federal and state government funding.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company's related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to the Company's related allowance for doubtful accounts balance at December 31, 2002, management believes that these receivable balances will be fully collectible.

4. NON-CORE OPERATIONS

During 2000, the Company recorded losses related to the CityWalk construction project being performed by Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, for Universal City Development Partners ("UCDP") at the Universal Studios theme park in Orlando, Florida. Under this contract, BMSCI acted as the construction manager and self-performed a portion of the work to construct a new entrance to the park. Following its inception in 1997, this project suffered delays and performance issues arose. In March 1999, BMSCI was terminated by UCDP from the project, which was over 90% complete. Both parties filed lawsuits in this matter during the first quarter of 1999. Pursuant to a March 2000 settlement agreement, BMSCI paid UCDP $2.0 million; the Company recorded related charges during 1999.

Certain subcontractors also sued BMSCI seeking reimbursement for costs incurred and related damages. The most material of these claims involved a suit brought against BMSCI in U.S. District Court by ADF International, Inc. ("ADF"), BMSCI's subcontractor for structural steel and miscellaneous metals, seeking damages for alleged breaches of contract relating to the project. On December 28, 2000, liability judgments were entered by the District Court in favor of ADF against BMSCI in the amount of $10.0 million. As a result, BMSCI recorded additional charges during the fourth quarter of 2000 totaling $5.5 million related to the liability judgments and $1.3 million in estimated ADF attorney's fees.

In January 2001, BMSCI filed an appeal of the ADF liability judgment with the U.S. Court of Appeals for the 11th Circuit ("Court of Appeals"). In April 2001, the District Court entered an additional judgment totaling $1.1 million on behalf of ADF relative to its claim for attorney's fees and costs in connection with the foregoing action. The effect of this judgment had been included in the charges recorded by the Company during 2000. BMSCI and ADF subsequently filed appeals of this judgment with the Court of Appeals. In conjunction with filing these appeals, BMSCI was required by the Court of Appeals to post security, and subsequently placed amounts totaling $12.7 million into an escrow account during 2001. The Company recorded both interest income (at a fluctuating market investment rate) and interest expense (at a rate of 6.052%, as stipulated by the Court of Appeals) on the escrow amount during 2001.

In separate rulings during February 2002, the Court of Appeals reversed both of the District Court's prior judgments for liability and attorney's fees and costs on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. Based on the decisions of the Court of Appeals, on August 2, 2002, the Company received $12.3 million of the $12.7 million previously being held in the escrow account. The remaining escrow amount of $0.4 million, relating to an aspect of the litigation that was not contested by BMSCI, was also disbursed by the escrow agent in August 2002 to ADF.

Court-mandated mediation of the ADF litigation was conducted in Orlando, Florida on October 23-25, 2002. As a result of the mediation, the Company reached a settlement with ADF providing for the payment of $5.0 million by the Company to ADF. Also resulting from the mediation, the Company agreed to release its existing claim against Hellmuth, Obata & Kassabaum, Inc. ("HOK") arising out of the same project, in exchange for an additional payment of $2.75 million by HOK to ADF. As a result of the settlement, the Company became obligated to pay contingent legal fees related to its claim against HOK. Accordingly, the Company reduced its "accrued litigation reserve" liability balance and accrued an estimate of the contingent legal fees, thereby resulting in a net favorable impact of $5.1 million on the Non-Core segment's operating income for the quarter ended September 30, 2002. Both the ADF settlement of $5.0 million and the contingent legal fees of $1.0 million were paid by the Company during the fourth quarter of 2002.

In connection with the UCDP litigation, the Company determined in early 1999 that it would no longer participate in general construction projects for buildings or transportation infrastructure. Accordingly, certain assets held by the Company's former transportation (heavy and highway) construction business, including substantially all fixed assets and the remaining contractual rights and obligations associated with eight active construction projects, were sold to A&L, Inc. ("A&L") in March 2000 in exchange for cash proceeds of $0.7 million and A&L's assumption of certain debt and lease obligations. During the second quarter of 2000, charges totaling $1.2 million were recorded relative to lease obligations on heavy and highway construction equipment. An offset of $0.2 million to this amount was recorded during the third quarter of 2000 when certain of this construction equipment was sold and the lease obligations were settled. All work on heavy and highway construction projects was substantially completed at December 31, 2001.

Effective June 1, 2000, the Company completed the sale of Baker Support Services, Inc. ("BSSI"), a former wholly-owned subsidiary, to SKE International LLC ("SKE"). BSSI primarily provided operations and maintenance services on U.S. military bases worldwide. In exchange for 100% of the common stock of BSSI, the Company received cash proceeds of $13.5 million, and another $0.5 million was placed in escrow by SKE pending resolution of a post-closing purchase price adjustment. Management's discussions with SKE during the third quarter of 2000 resulted in an additional payment of approximately $0.4 million of the $0.5 million escrowed by SKE. These total payments resulted in the Company recording a related gain on sale of $2.2 million during 2000. BSSI's results of operations through May 31, 2000 are included in the Consolidated Statements of Income. Sale-related disputes arose between SKE and the Company during 2002. As a result of settlement discussions, charges totaling $0.7 million were recorded to the Non-Core segment's selling, general and administrative expenses during 2002. Although a final settlement agreement has not yet been executed between the parties, the Company believes that its disputes with SKE were fully resolved at December 31, 2002.

5.  BUSINESS SEGMENT INFORMATION

The Company's business segments reflect how management makes resource decisions and assesses its performance. The Company has the following three reportable segments:

- The Engineering segment provides a variety of design and related consulting services. Such services include design-build, construction management, consulting, planning, program management, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, software development, site assessment and restoration, strategic regulatory analysis, regulatory compliance, and advanced management systems.

- The Energy segment provides a full range of Total Asset Management services for operating energy production facilities worldwide. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, mechanical equipment maintenance, procurement, and supply chain management. Many of these service offerings are enhanced by the utilization of this segment's OPCO(R) managed production model as a service delivery method.

- The Non-Core segment includes activity associated with the former buildings and transportation construction operations that are being wound down, and the former BSSI subsidiary, which was sold in June 2000.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of its segments primarily based on operating income before Corporate overhead allocations.

The following tables reflect the required disclosures for the Company's reportable segments (in millions):


                                               2002           2001           2000
                                             --------       --------       --------
Total contract revenues:
Engineering                                  $  242.6       $  243.6       $  228.4
Energy                                          162.6          158.2          120.7
Non-Core                                          0.1            1.4           41.6
                                             --------       --------       --------
     Total                                   $  405.3       $  403.2       $  390.7
                                             ========       ========       ========


                                               2002           2001           2000
                                             --------       --------       --------
Income/(loss) from operations without
 Corporate  expenses allocated:
Engineering                                  $   16.0       $   18.6       $   16.1
Energy                                            9.5           12.8            9.7
Non-Core                                          3.5            0.7           (6.9)
                                             --------       --------       --------
     Subtotal - segments                         29.0           32.1           18.9
Corporate/Insurance                             (11.8)         (11.7)          (8.2)
                                             --------       --------       --------
     Total                                   $   17.2       $   20.4       $   10.7
                                             ========       ========       ========


                                                         2002                 2001
                                                      ---------             ---------
 Segment assets:
 Engineering                                         $    76.8             $    72.4
 Energy                                                   52.6                  46.6
 Non-Core                                                  1.0                  14.6
                                                      ---------             ---------
      Subtotal - segments                                130.4                 133.6
 Corporate/Insurance                                      14.7                  14.8
                                                      ---------             ---------
      Total                                          $   145.1             $   148.4
                                                     =========             =========


                                                         2002                 2001                   2000
                                                      ---------             ---------             ---------
Capital expenditures:
Engineering                                          $     2.0             $     2.8             $     2.0
Energy                                                     0.5                   1.2                   0.7
Non-Core                                                    --                    --                   0.1
                                                     ---------             ---------             ---------
     Subtotal - segments                                   2.5                   4.0                   2.8
Corporate                                                  8.9                   0.1                   0.1
                                                     ---------             ---------             ---------
     Total                                           $    11.4             $     4.1             $     2.9
                                                     =========             =========             =========


                                                        2002                 2001                   2000
                                                     ---------             ---------             ---------
Depreciation and amortization expense:
Engineering                                          $     2.8             $     3.4             $     4.7
Energy                                                     1.1                   1.7                   1.9
Non-Core                                                    --                    --                   0.4
                                                     ---------             ---------             ---------
     Subtotal - segments                                   3.9                   5.1                   7.0
Corporate                                                  0.1                   0.1                   0.1
                                                     ---------             ---------             ---------
     Total                                           $     4.0             $     5.2             $     7.1
                                                     =========             =========             =========

The Company has determined that intersegment revenues, equity in the net income of investees accounted for by the equity method, and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

The Company's enterprise-wide disclosures are as follows (in millions):


                                                        2002                 2001                   2000
                                                     ---------             ---------             ---------
Total contract revenues by type of service:
Engineering                                          $   242.6             $   243.6             $   228.4
Operations & maintenance                                 162.6                 158.2                 144.1
Construction                                               0.1                   1.4                  18.2
                                                     ---------             ---------             ---------
     Total                                           $   405.3             $   403.2             $   390.7
                                                     =========             =========             =========


                                                        2002                 2001                   2000
                                                     ---------             ---------             ---------
Total contract revenues by geographic origin:
Domestic                                             $   358.0             $   346.4             $   354.2
Foreign                                                   47.3                  56.8                  36.5
                                                     ---------             ---------             ---------
     Total                                           $   405.3             $   403.2             $   390.7
                                                     =========             =========             =========


                                                                    2002               2001                2000
                                                                    ----               ----                ----
Total contract revenues by principal markets:
United States government                                            13.9%              11.8%               17.4%
Various state governmental and quasi-governmental agencies          32.1%              28.4%               34.5%
Commercial, industrial and private clients                          54.0%              59.8%               48.1%

The Company's business is substantially conducted in the United States. Contracts with various branches of the U.S. government accounted for 14%, 12% and 17% of the Company's total contract revenues for the years ended December 31, 2002, 2001 and 2000, respectively. No individual contract accounted for more than 10% of the Company's total contract revenues in 2002, 2001 or 2000. Long-lived assets are principally held in the United States; amounts held in other locations are immaterial.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):


                                                                         2002                    2001
                                                                       --------                --------
Land                                                                   $    486                $    486
Buildings and improvements                                                6,465                   6,039
Equipment and vehicles                                                   11,157                  11,817
Computer hardware                                                        12,013                  11,517
Computer software                                                        14,109                   5,351
                                                                       --------                --------
     Total, at cost                                                      44,230                  35,210
Less - Accumulated depreciation                                         (26,771)                (24,932)
                                                                       --------                --------
     Net property, plant and equipment                                 $ 17,459                $ 10,278
                                                                       ========                ========

7.  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):


                                                                         2002                    2001
                                                                       --------                --------
Goodwill:
  Engineering                                                          $  1,006                $  1,006
  Energy                                                                  7,465                   7,465
                                                                       --------                --------
     Total goodwill                                                       8,471                   8,471
                                                                       --------                --------
Other intangible assets, net of accumulated amortization
  of $952 and $667, respectively                                          1,048                   1,333
                                                                       --------                --------
     Goodwill and other intangible assets, net                         $  9,519                $  9,804
                                                                       ========                =========

Under SFAS 142, which was adopted effective January 1, 2002, the Company's goodwill balance is no longer being amortized, and goodwill impairment tests are being performed at least annually. The Company completed its initial impairment test during the second quarter of 2002, and no impairment charge was required. During 2000, the Company determined that goodwill related to its 1998 acquisition of GeoResearch, Inc. was impaired and wrote off $375,000.

Reconciliations of the Company's reported net income and earnings per share, to related amounts adjusted for the adoption of SFAS 142, are as follows:


                                                      For the year ended
                                       -----------------------------------------------------
(In thousands)                         DEC. 31, 2002       Dec. 31, 2001       Dec. 31, 2000
                                       -------------       -------------       -------------
Reported net income                         $  9,566           $  11,186            $  5,376
Add back:  Goodwill
  amortization, net of tax                        --                 378                 535
                                            --------           ---------            --------
Adjusted net income                         $  9,566           $  11,564            $  5,911
                                            ========           =========            ========


                                                      For the year ended
                                       -----------------------------------------------------
                                       DEC. 31, 2002       Dec. 31, 2001       Dec. 31, 2000
                                       -------------       -------------       -------------
Reported earnings per share:
   Basic                                     $  1.15             $  1.35             $  0.65
   Diluted                                   $  1.12             $  1.33             $  0.65
Adjusted earnings per share:
   Basic                                     $  1.15             $  1.39             $  0.72
   Diluted                                   $  1.12             $  1.37             $  0.72

Amortization expense recorded on the other intangible assets was $285,000, $348,000 and $663,000 for 2002, 2001 and 2000, respectively. Future amortization expense on the other intangible assets balance is currently estimated to be $286,000 for the years ending December 31, 2003 through 2005, with the remaining balance of $190,000 being amortized in 2006.

8. LONG-TERM DEBT AND BORROWING AGREEMENTS

In September 2001, the Company entered into an unsecured credit agreement ("the Agreement") with a consortium of financial institutions. The Agreement provides for a commitment of $40 million through September 30, 2004. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 2002, no borrowings were outstanding under the Agreement; however; letters of credit totaling $7.7 million were outstanding as of this date.

The Agreement provides for the Company to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by the Company's leverage ratio (based on a measure of EBITDA to indebtedness). The Agreement also requires the Company to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved by the Company, under certain circumstances, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. Under the Agreement, the Company pays the bank commitment fees of 3/8% per year based on the unused portion of the commitment.

The Company did not borrow under the Agreement during 2002. For 2001, the average daily balance outstanding when the Company was in a borrowed position was $1,500,000 at a weighted-average interest rate of 6.5%. The proceeds from 2001 borrowings under the Agreement were used to meet various working capital requirements.

9. CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. As of December 31, 2002, 334,289 treasury shares had been repurchased under this program. During 2001, the Company repurchased 31,300 treasury shares at an average market price of $12.14 per share (based on market prices ranging from $11.00 to $13.30 per share) for a total cost of $380,000. The Company made no treasury share repurchases during 2002 or 2000. In January 2003, the Company reactivated its share repurchase program. As of March 17, 2003, 80,400 additional treasury shares had been repurchased by the Company during 2003 at a total cost of $690,000. In February 2003, the Board of Directors authorized the Company to repurchase up to 500,000 additional shares.

The Company's Common Stock is divided into two series, Common Stock and Series B Common Stock. Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to the shareholders, and each share of Series B Common Stock entitles the holder thereof to ten votes on all such matters. During the fourth quarter of 2001, the Company announced that all of its Series B Common Stock would be exchanged into Common Stock. Under this program, each Series B share held by the Company's Employee Stock Ownership Plan ("ESOP") was exchanged for approximately 1.018 shares of Common Stock during the first quarter of 2002. Immediately following that exchange, the remaining Series B shares were automatically converted into Common equivalents in accordance with provisions of the Company's Articles of Incorporation. This exchange resulted in 23,452 shares of Common Stock being withdrawn from the Company's treasury stock. The effect of this exchange was reflected in the Company's Consolidated Balance Sheet during 2002, and did not impact its net income for the year ended December 31, 2002. The utilization of the treasury shares did not have any material effect on the Company's earnings per share computations.

The Company's Articles of Incorporation authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2002 and 2001, there were no shares of such Preferred Stock outstanding.

10. RIGHTS AGREEMENT

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

11. LEASE COMMITMENTS

The Company's noncancellable leases relate to office space, computer equipment, office equipment and vehicles, with lease terms ranging from 1 to 10 years. Future annual minimum lease payments under noncancellable operating leases as of December 31, 2002 were as follows (in thousands):


FISCAL YEAR
-----------
2003                                                                 $ 11,960
2004                                                                   10,326
2005                                                                    8,938
2006                                                                    7,294
2007                                                                    6,640
Thereafter                                                             19,234
                                                                     --------
   Total                                                             $ 64,392
                                                                     ========

Rent expense under noncancellable operating leases was $11,432,000 in 2002, $10,532,000 in 2001 and $10,870,000 in 2000.

12. INCOME TAXES

The provision for income taxes consisted of the following (in thousands):


                                                      2002                  2001                  2000
                                                    -------               -------               -------
Current income taxes:
Federal                                             $ 6,821               $ 3,181               $   219
State                                                   583                   380                   721
Foreign                                               1,335                 2,047                 1,449
                                                    -------               -------               -------
     Total current income taxes                       8,739                 5,608                 2,389
                                                    -------               -------               -------
Deferred income taxes:
Federal                                                (842)                3,638                 3,547
State                                                   (69)                   93                  (340)
                                                    -------               -------               -------
     Total deferred income taxes                       (911)                3,731                 3,207
                                                    -------               -------               -------
     Total provision for income taxes               $ 7,828               $ 9,339               $ 5,596
                                                    =======               =======               =======


The following is a reconciliation of income taxes computed at the Federal statutory rate to income tax expense recorded by the Company (in thousands):


                                                      2002                  2001                  2000
                                                    -------               -------               -------
Computed income taxes at
  U.S. Federal statutory rate                       $ 6,088               $ 7,184               $ 3,743
Foreign taxes, net of Federal
  income tax benefit                                    791                 1,330                   964
State income taxes, net of
  Federal income tax benefit                            334                   307                   248
Nondeductible charges                                   376                   513                   384
Other, net                                              239                     5                   257
                                                    -------               -------               -------
     Total provision for income taxes               $ 7,828               $ 9,339               $ 5,596
                                                    =======               =======               =======

The domestic and foreign components of the Company's income before income taxes are as follows (in thousands):


                                                          2002         2001         2000
                                                        --------     --------      --------
Domestic                                                $ 17,983     $ 16,989      $  8,766
Foreign                                                     (589)       3,536         2,206
                                                        --------     --------      --------
     Total                                              $ 17,394     $ 20,525      $ 10,972
                                                        ========     ========      ========

The components of the Company's deferred income tax assets and liabilities at December 31, 2002 and 2001 are as follows (in thousands):


                                                          2002         2001
                                                        --------     --------
Deferred income tax assets:
Deductible temporary differences:
  Provision for expenses and losses                     $  8,428     $  5,017
  Contract overbillings                                    1,589        2,304
  Accrued vacation pay                                     1,668        1,511
  Fixed and intangible assets                              1,164        1,317
  Charitable contribution carryforward                        74           91
  Other                                                       95          463
                                                        --------     --------
     Total deferred income tax assets                     13,018       10,703
                                                        --------     --------

Deferred income tax liabilities:
  Contract underbillings                                 (12,471)     (10,494)
  Undistributed foreign earnings                          (2,767)      (3,340)
                                                        --------     --------
     Total deferred income tax liabilities               (15,238)     (13,834)
                                                        --------     --------

     Net deferred tax liability                         $ (2,220)    $ (3,131)
                                                        ========     ========

The Company has contribution carryforwards totaling $196,000 at December 31, 2002 that will expire in 2006. During 2002, the Internal Revenue Service completed its examination of the Company's 1998 U.S. income tax return and made no adjustments. The Company's 1999, 2000 and 2001 U.S. income tax returns remain subject to audit. Management believes that adequate provisions have been made for income taxes at December 31, 2002.

13. CONTINGENCIES

Insurance coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company requires its insurers to meet certain minimum financial ratings at the time the coverages are placed; however, insurance recoveries remain subject to the risk that the insurer will be financially able to pay the claims as they arise. The Company is insured with respect to its workers' compensation and general liability exposures subject to deductibles or self-insured retentions. As a result of adverse market conditions in the insurance industry, several of these deductibles were either required to be increased by the Company because expiring coverages were no longer available, or were voluntarily increased to avoid additional premium cost increases, in connection with the Company's most recent insurance coverage renewals effective July 1, 2002. Loss provisions for these exposures are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

The Company is self-insured for its primary layer of professional liability insurance through a wholly-owned captive insurance subsidiary. The secondary layer of the professional liability insurance continues to be provided, consistent with industry practice, under a "claims-made" insurance policy placed with an independent insurance company. Under claims-made policies, coverage must be in effect when a claim is made. This insurance is subject to standard exclusions. The Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. On May 29, 2001, the Pennsylvania Insurance Commissioner placed Reliance into rehabilitation; and on October 3, 2001, Reliance was placed into liquidation. The Company is uncertain at this time what effect these actions will have on any claim the Company or its subsidiaries may have for insurance coverage under policies issued by Reliance with respect to past years. Baker Environmental, Inc. ("BEI"), a wholly-owned subsidiary of the Company, is subject to one substantial claim which falls within the Reliance coverage period. This claim reflects an action by LTV Steel Company ("LTV") against BEI, resulting from the failure of a landfill for which BEI provided services. In December 2002, after a hearing in the U.S. District Court for the Western District of Pennsylvania, out-of-court settlement discussions between LTV and BEI commenced. In February 2003, LTV and BEI reached an out-of-court settlement that will provide a payment to LTV in the amount of $2.5 million. As a result of the settlement, pre-tax charges totaling $2.4 million were included in the Engineering segment's cost of work performed during the fourth quarter of 2002. This settlement is subject to the approval of the Bankruptcy Court overseeing the LTV bankruptcy proceeding. The Company expects the Bankruptcy Court to take action by the end of March 2003. Due to the liquidation of Reliance, the Company is currently uncertain what amounts paid to LTV will be recoverable under the insurance policy with Reliance. Accordingly, the Company has recorded no receivable from Reliance as of December 31, 2002.

On July 24, 2001, the Company announced that it had become aware that certain activities related to the operations of a 53% owned Nigerian subsidiary engaged in energy-related operations are the subject of an inquiry by the U.S. Department of Justice. The Company acquired the Nigerian subsidiary as part of its acquisition of the Overseas Technical Services companies in 1993. The inquiry appears to be focused upon payments made to certain individuals in connection with the subsidiary's operations in Nigeria as they relate to potential violations of the Foreign Corrupt Practices Act and other relevant statutes. The Company has retained legal counsel to represent it in this matter and is conducting an internal investigation of these issues. The Company has been cooperating fully with the government's inquiry. At this time, the Company is uncertain but does not expect the costs of its investigation, its cooperation in the government's inquiry or the outcome thereof, to have a material adverse financial impact on its future financial results. However, the Company's internal investigation and the government's inquiry are ongoing and the Company's assessment of the outcome may vary as the investigation and inquiry proceed.

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

At December 31, 2002, the Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company's business in the normal course. The Company's outstanding guarantees were as follows at December 31, 2002:


                                                      Maximum    Related liability
                                          undiscounted future     balance recorded
(Dollars in millions)                                payments          at 12/31/02
                                          -------------------    -----------------
Standby letters of credit:
   Insurance related                                $     7.6            $     7.9
   Other                                                  0.1                   --
Performance and payment bonds                            37.8                   --
Sale of certain construction assets                 Unlimited                   --
Sale of BSSI                                              2.0                   --
                                                    ==============================


The Company's banks issue standby letters of credit ("LOCs") on behalf of the Company under the Agreement discussed above. As of December 31, 2002, most of these LOCs had been issued to insurance companies to serve as collateral for payments the insurers are required to make under the Company's self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on behalf of the Company. Such LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiary or the Company's banks elect not to renew them. The related liability balance of $7.9 million recorded at December 31, 2002 reflects the entire accrued insurance balance in the Company's Consolidated Balance Sheet.

Bonds are provided on behalf of the Company by Travelers Casualty and Surety Company of America ("Travelers"). The performance and payment bonds outstanding at December 31, 2002 included two bonds totaling $36.3 million related to the Company's former construction operations, of which one for $11.9 million was terminated during the first quarter of 2003. These bonds are terminated by Travelers when the related projects are completed and all appropriate releases are received from the client. The remaining construction bond relates to a construction project that is substantially completed; accordingly, this bond is currently expected to be terminated during the first half of 2003. The beneficiaries under these performance and payment bonds may request payment from Travelers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not currently expect any amounts to be paid by Travelers under its bonds outstanding at December 31, 2002.

During 2000, the Company sold certain assets associated with its former heavy & highway construction business to A&L, Inc., and all of the outstanding stock of its former BSSI subsidiary to SKE International LLC. These sale agreements provided indemnifications to the buyers for breaches of certain obligations by the Company. For the sale of heavy & highway assets, there was no dollar limit on the indemnifications, and the terms vary but will ultimately be governed by the statutes of limitations. Maximum payments for indemnifications under the BSSI sale were limited to $2.0 million, and the terms are based on the varying statutes of limitations plus 90 days. The Company does not currently expect to make any future payments under these indemnifications.

14. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company maintains a defined contribution retirement program through its ESOP, in which substantially all employees are eligible to participate. The ESOP offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches 100% of the first 5% and 50% of the next full 1% of eligible salary contributed by participants, thereby resulting in a Company match of as much as 5.5% of eligible salary contributed. The Company's matching contributions are invested not less than 25% in Michael Baker Corporation Common Stock, with the remaining 75% being available to invest in mutual funds or the Company's Common Stock, as directed by the participants. Company contributions under this program amounted to $6,006,000, $5,343,000 and $4,965,000 in 2002, 2001 and 2000,
respectively.

As of December 31, 2002, the market value of all ESOP investments was $98,017,000, of which 34% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 36% of both the shares and voting power for the outstanding Common Stock of the Company at the end of 2002.

15. STOCK OPTION PLANS

As of December 31, 2002, the Company has two fixed stock option plans. Under the amended 1995 Stock Incentive Plan (the "Plan"), the Company may grant options for an aggregate of 1,500,000 shares of Common Stock to key employees. Under the 1996 Nonemployee Directors' Stock Incentive Plan (the "Directors' Plan"), the Company may grant options and restricted shares for an aggregate of 150,000 shares of Common Stock to nonemployee board members. Under both plans, the exercise price of each option equals the average market price of the Company's stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees become immediately vested, and the remaining three-fourths vest in annual one-fourth increments under the Plan, while the options under the Directors' Plan are fully vested at date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

Under the Directors' Plan, each nonemployee director was issued 1,000 restricted shares of Common Stock for a total of 8,000 shares of restricted stock issued in each of 2002 and 2001. In 2000, each nonemployee director was issued 500 restricted shares of Common Stock for a total restricted stock issuance of 3,000 shares. The Company recognized compensation expense totaling $120,000, $80,000 and $21,000 related to the issuance of these restricted shares in 2002, 2001 and 2000, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 2002, 2001 and 2000:


                                                                                 WEIGHTED AVERAGE
                                                         SHARES SUBJECT            EXERCISE PRICE
                                                              TO OPTION                 PER SHARE
                                                         --------------          ----------------
BALANCE AT DECEMBER 31, 1999                                    615,816                  $   7.86
Options granted                                                   6,000                      6.25
Options exercised                                               (82,097)                     5.72
Options forfeited or expired                                   (144,060)                     9.24
                                                             ----------                  --------
BALANCE AT DECEMBER 31, 2000                                    395,659                      7.78
                                                             ----------                  --------
Options granted                                                 149,162                      8.83
Options exercised                                               (34,514)                     6.05
Options forfeited or expired                                    (19,370)                     8.42
                                                             ----------                  --------
BALANCE AT DECEMBER 31, 2001                                    490,937                      8.20
                                                             ----------                  --------
Options granted                                                 232,470                     15.58
Options exercised                                               (76,270)                     7.51
Options forfeited or expired                                    (67,283)                    12.78
                                                             ----------                  --------
BALANCE AT DECEMBER 31, 2002                                    579,854                  $  10.72
                                                             ==========                  ========

The weighted average fair value of options granted during 2002, 2001, and 2000 was $7.92, $4.51 and $3.37, respectively. As of December 31, 2002, 286,248 shares of the Company's Common Stock were available for future issuance under the Plan, and 48,000 shares were available under the Directors' Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2002:


                                              OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                                     ---------------------------------------           ----------------------------
                                     NUMBER OF     AVERAGE  WEIGHTED AVERAGE           NUMBER OF   WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES               OPTIONS       LIFE*    EXERCISE PRICE             OPTIONS     EXERCISE PRICE
                                     ---------     -------  ----------------           ---------   ----------------
$ 4.8125 - $ 6.9063                    138,709         2.6         $   6.17              138,709            $  6.17
$ 7.8125 - $ 9.0000                    111,641         6.4             8.52               70,365               8.52
$ 9.5313 - $ 12.850                    132,710         5.6            10.11               45,871               9.94
$15.035  - $15.625                     196,794         8.8            15.58               65,470              15.50
                                       -------         ---         --------              -------            -------
     Total                             579,854         6.1         $  10.72              320,415            $  9.13
                                       =======         ===         ========              =======            =======

*Average life remaining in years

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:


                                                  2002                   2001                 2000
                                                 ------                 ------               ------
Weighted average risk-free                          5.7%                   5.8%                 5.9%
 interest rate
Weighted average expected
 volatility                                        47.7%                  48.5%                49.1%
Expected option life                             6 years                6 years              6 years
Expected dividend yield                               0%                     0%                   0%

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2002 (in thousands, except per share information):


                                                                  2002 - THREE MONTHS ENDED
                                               -----------------------------------------------------------------
                                                 Mar. 31           June 30        Sept. 30 (1)       Dec. 31 (2)
                                               ---------          ---------       ------------       -----------
Total contract revenues                        $  95,922          $ 104,760          $ 102,200        $ 102,382
Gross profit                                      15,272             17,825             23,725            9,386
Income/(loss) before income taxes                  3,146              6,225             10,762           (2,739)
Net income/(loss)                                  1,714              3,486              6,376           (2,010)
Diluted net income/(loss) per common
   share                                       $    0.20          $    0.41          $    0.75        $   (0.24)




                                                                 2001 - THREE MONTHS ENDED
                                               -----------------------------------------------------------------
                                                Mar. 31            June 30          Sept. 30            Dec. 31
                                               ---------          ---------       ------------       -----------
Total contract revenues                        $   94,950          $ 102,652          $ 100,799         $ 104,821
Gross profit                                       15,349             17,561             17,903            16,567
Income before income taxes                          4,588              5,682              5,560             4,695
Net income                                          2,488              3,092              2,947             2,659
Diluted net income per common share            $     0.30          $    0.37          $    0.35         $    0.31

(1)   Includes the effect of the ADF settlement (see Note 4).

(2)   Includes the effect of the LTV settlement (see Note 13).

Report of Management

To The Shareholders of Michael Baker Corporation

Management of Michael Baker Corporation ("the Company") is responsible for preparing the accompanying financial statements and for ensuring their integrity and objectivity. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the Company. The financial statements include amounts that are based on management's best estimates and judgments.

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, as selected by the Audit Committee. Management has made available to PricewaterhouseCoopers LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

Management of the Company has established and maintains a system of internal accounting controls that is designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and executed in accordance with management's authorization, and the books and records accurately reflect the disposition of assets. The system of internal controls includes appropriate division of responsibility. The Company maintains an internal audit department that conducts internal audits and assesses the effectiveness of the internal controls.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent accountants to discuss the adequacy of the Company's internal controls, its financial statements, and the nature, extent and results of the audit effort. Both the internal auditors and the independent accountants have free and direct access to the Audit Committee without the presence of management.


/s/  Donald P. Fusilli, Jr.
------------------------------
Donald P. Fusilli, Jr.
President and
Chief Executive Officer


/s/  William P. Mooney
------------------------------
William P. Mooney
Executive Vice President
and Chief Financial Officer


/s/  Craig O. Stuver
------------------------------
Craig O. Stuver
Senior Vice President,
Corporate Controller and Treasurer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Michael Baker Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' investment and of cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries (the Company) at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

/s/  PricewaterhouseCoopers LLP
-------------------------------
Pittsburgh, PA
March 17, 2003













SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares

The principal market on which Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 2002 and 2001 were as follows:


                                2002                                                  2001
              ---------------------------------------------          ---------------------------------------------
              Fourth        Third       Second        First          Fourth      Third       Second          First
              ------        -----       ------        -----          ------      -----       ------         --------
High          $11.00       $15.94       $15.80       $15.80         $15.20      $14.60       $14.50        $  8.93
Low             9.40        10.30        14.00        13.75          12.60       11.38         7.60         7.1875