Form 10-K, Exhibit 13
period 2004-12-31
BAKER MICHAEL CORP
filed 2005-03-15
CIK 9263

                                                                               .
                                                                               .
                                                                               .
                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA

(In thousands, except
per share information)              2004        2003       2002       2001       2000
----------------------           ----------   --------   --------   --------   --------
RESULTS OF OPERATIONS
Total contract revenues          $  550,751   $425,983   $405,264   $403,222   $390,710
Income from operations               21,428      6,361     17,227     20,378     10,725
Net income                           12,292      2,066      9,566     11,186      5,376
Diluted net income per share     $     1.44   $   0.25   $   1.12   $   1.33   $   0.65
Return on average equity               15.5%       2.9%      14.4%      20.0%      11.3%
                                 ==========   ========   ========   ========   ========

FINANCIAL CONDITION
Total assets                     $  211,744   $179,425   $145,097   $148,386   $137,379
Working capital                  $   60,133   $ 54,761   $ 41,020   $ 40,954   $ 29,391
Current ratio                          1.50       1.60       1.58       1.48       1.35
Long-term debt                   $       --   $ 13,481   $     --   $     30   $     51
Shareholders' investment             86,532     72,581     71,419     61,493     50,329
Book value per
   outstanding share                  10.16       8.72       8.52       7.43       6.09
Year-end closing share price     $    19.60   $  10.35   $  10.95   $  15.20   $   7.75
                                 ==========   ========   ========   ========   ========

CASH FLOW
Net cash provided by/(used in)
   operating activities          $   28,921   $(14,834)  $ (9,120)  $ 19,626   $ 12,425
Net cash (used in)/provided by
   investing activities              (4,807)    (4,787)       (20)    (7,831)     2,672
Net cash (used in)/provided by
   financing activities             (17,769)    18,862        543     (2,435)    (9,660)
                                 ----------   --------   --------   --------   --------
Increase/(decrease) in cash      $    6,345   $   (759)  $ (8,597)  $  9,360   $  5,437
                                 ==========   ========   ========   ========   ========
BACKLOG
Total                            $1,451,700   $720,700   $545,200   $509,600   $501,900
                                 ==========   ========   ========   ========   ========

SHARE INFORMATION
Year-end shares outstanding           8,519      8,320      8,384      8,278      8,267
Average diluted shares
   outstanding during year            8,554      8,403      8,543      8,449      8,243
                                 ==========   ========   ========   ========   ========



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

BUSINESS ENVIRONMENT

The Company's operations are affected by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for the Company's services in the engineering and energy markets. Additional external factors such as price fluctuations and capital expenditures in the energy industry could affect the Company.

The Federal government's TEA-21 legislation has made significant transportation infrastructure funding available to the various state agencies since its approval in 1998. Since the expiration of TEA-21 on September 30, 2003, the U.S. Congress and President Bush have signed several extensions of the program at current funding levels. The most recent extension, which occurred on September 30, 2004, renewed the same previously extended funding levels through the end of May 2005. During the current extension period, a long-term reauthorization of the original TEA-21 program is expected to receive significant Congressional attention. Prior to the extensions, certain state agencies were limited in their abilities to apply for Federal transportation funding during 2003, as they were unable to commit the required matching funds due to budget constraints. Although further delays in the reauthorization of TEA-21 could impact the Company's transportation design business activity for 2005 and beyond, the Company is seeing funding of selected new transportation projects in certain states. For example, during the fourth quarter of 2004, the Company was selected by the Kentucky Transportation Cabinet to negotiate a multi-million dollar, multi-year contract to design a new bridge over the Ohio River connecting Louisville, Kentucky and Jeffersonville, Indiana. In addition, the Company recently received three multi-million dollar transportation-related contracts from the Texas Department of Transportation. From 2002 through 2004, the Company has observed increased Federal spending activity on Departments of Defense and Homeland Security activities, including the Federal Emergency Management Agency ("FEMA"). To mitigate the effect of the state transportation budget constraints on the Company's business, management has focused more marketing and sales activity on these agencies of the Federal government. Additional government spending in these areas, or on transportation infrastructure, could result in profitability and liquidity improvements for the Company. Significant contractions in any of these areas could unfavorably impact the Company's profitability and liquidity. In March 2004, the Company announced that it had been awarded a five-year contract with FEMA for up to $750 million to serve as the Program Manager to develop, plan, manage, implement, and monitor the Multi-Hazard Flood Map Modernization Program for flood hazard mitigation across the United States and its territories. Approximately $678 million of this contract value was included in the Company's backlog as of December 31, 2004. In addition, during 2004, the Company was selected for several indefinite delivery/indefinite quantity task order contracts by the U.S. Army Corps of Engineers, U.S. Air Force and the U.S. National Guard. During 2004, the Company was also selected for several contracts with the Mineral Management Service, agencies within the U.S. Departments of Transportation and Homeland Security (which includes FEMA, US-VISIT and the U.S. Coast Guard), the Department of Energy, and the Federal Bureau of Investigation.

The Company's Energy business benefited in 2002 from the utilization of its Managed Services business model by several offshore oil and gas producers in the Gulf of Mexico. Energy services provided under this model generated higher margins in 2002 than the Company's traditional service delivery methods. During the second half of 2002, many of the properties serviced under this model were sold by their owners. While the Company continues to provide operations and maintenance services to the properties' new owners, such services reflect lower margin manpower and logistics work. In 2003, the Company refocused its Managed Services offerings to onshore U.S. oil and gas producers, as demonstrated by two new four-year contracts totaling $144 million received during the year from Huber Energy. During the third quarter of 2004, the Company executed a long-term, multi-million dollar Managed Services contract with Anglo-Suisse Offshore Partners, LLC ("ASOP") to operate, maintain and optimize the performance of ASOP's offshore oil and gas producing properties in the Gulf of Mexico. The Company has also increased its penetration into the deepwater Gulf of Mexico and international markets, where oil and gas producers are currently investing significant amounts of capital for new projects.

After giving effect to the foregoing, management believes that the combination of cash generated from operations and its existing credit facility will be sufficient to meet its operating and capital expenditure requirements for at least the next year.

RESULTS OF OPERATIONS

The following table reflects a summary of the Company's operating results (excluding intercompany transactions) for ongoing operations and non-core operations for the years ended December 31, 2004, 2003 and 2002 (dollars in millions). The Company evaluates the performance of its segments primarily based on income from operations before Corporate overhead allocations.

                 TOTAL CONTRACT REVENUES/INCOME FROM OPERATIONS

                                                 2004     2003     2002
                                                ------   ------   ------
ENGINEERING
Revenues                                        $343.4   $250.6   $242.6

Income from operations pre-Corporate overhead     32.5     17.9     16.0
   Percentage of Engineering revenues              9.5%     7.1%     6.6%
Less: Corporate overhead                         (11.3)   (11.5)    (5.7)
   Percentage of Engineering revenues              3.3%     4.5%     2.4%
                                                ------   ------   ------
Income from operations                            21.2      6.4     10.3
   Percentage of Engineering revenues              6.2%     2.6%     4.2%
                                                ------   ------   ------

ENERGY
Revenues                                         207.4    175.4    162.6

Income from operations pre-Corporate overhead      6.0      5.3      9.5
   Percentage of Energy revenues                   2.9%     3.0%     5.8%
Less: Corporate overhead                          (4.7)    (4.0)    (2.9)
   Percentage of Energy revenues                   2.3%     2.3%     1.7%
                                                ------   ------   ------
Income from operations                             1.3      1.3      6.6
   Percentage of Energy revenues                   0.6%     0.7%     4.1%
                                                ------   ------   ------

NON-CORE*
Revenues                                                --      --     0.1

Income from operations pre-Corporate overhead          0.1     0.1     3.5
Less: Corporate overhead                                --      --    (2.3)
                                                     -----   -----   -----
Income/(loss) from operations                          0.1     0.1     1.2
                                                     -----   -----   -----

TOTAL REPORTABLE SEGMENTS
Revenues                                             550.8   426.0   405.3

Income from operations pre-Corporate overhead         38.6    23.3    29.0
   Percentage of total reportable segment revenues     7.0%    5.5%    7.2%
Less: Corporate overhead                             (16.0)  (15.5)  (10.9)
   Percentage of total reportable segment revenues     2.9%    3.6%    2.7%
                                                     -----   -----   -----
Income from operations                                22.6     7.8    18.1
   Percentage of total reportable segment revenues     4.1%    1.8%    4.5%
                                                     -----   -----   -----

OTHER CORPORATE/INSURANCE EXPENSE                     (1.2)   (1.4)   (0.9)
                                                     -----   -----   -----
TOTAL COMPANY - INCOME FROM OPERATIONS               $21.4   $ 6.4   $17.2
   Percentage of total Company revenues                3.9%    1.5%    4.2%
                                                     =====   =====   =====

     * The Non-Core segment includes activity associated with the former buildings and transportation construction operations that are being wound down, and the former Baker Support Services, Inc. ("BSSI") subsidiary which was sold in 2000.

Total Contract Revenues

Total contract revenues increased 29% for 2004. In the Engineering segment, revenues increased 37%, reflecting the addition of the Company's above mentioned FEMA map modernization program management project, which commenced near the end of the first quarter of 2004. Also, positively impacting Engineering's revenues were improved labor utilization rates as a result of new work added since 2003. These labor utilization rates have a direct impact on revenues. Engineering's labor utilization rates were lower during 2003 due to delays in the commencement of certain public sector projects due to state budget constraints in the first half of 2003 and a slow down in its private sector contract activity during 2003. Revenues from Engineering's private sector clients increased by 4% in 2004, while revenues from public sector clients increased by 41% as a result of the new FEMA project. Engineering's revenues for transportation-related services increased by 6% in 2004 due to the continued funding of transportation infrastructure projects under the TEA-21 legislation. In the Energy segment, revenues increased 18% for 2004 primarily as the result of the two new onshore Managed Services contracts that commenced during 2003, as well as the addition of several new overseas contracts and additions to existing contracts that occurred during 2003 and 2004. The Company's Non-Core segment posted no revenues for 2004 or 2003, and had no ongoing operations at December 31, 2004.

For 2003, the Company's total contract revenues increased 5% over 2002. Engineering revenues increased 3% during 2003 and were adversely impacted by the slow down in private sector contract activity during 2003, as well as by delays in the commencement of certain public sector projects due to state budget constraints during the first half of 2003. Revenues from Engineering's private sector clients decreased by 12% in 2003, while revenues from public sector clients increased by 8%. Engineering's revenues for transportation-related services increased by 7% in 2003, again due to the continued funding of transportation infrastructure projects under the TEA-21 legislation. In the Energy segment, revenues increased 8% as a result of the additional overseas contracts that commenced during 2002 and the two new onshore Managed Services contracts that were previously mentioned. The increases associated with these new contracts were partially offset by the Company exiting a portion of its maintenance business. Revenues from Managed Services contracts decreased significantly for 2003 due to two clients' sales, during 2002, of properties that were being serviced under the Managed Services model. The Company's Non-Core segment posted no revenues for 2003 and $0.1 million for 2002.

Gross Profit

Expressed as a percentage of total contract revenues, gross profit increased to 15.6% in 2004 from 14.3% in 2003. Overall, the Company's 2004 gross profit expressed as a percentage of revenues benefited from cost reduction measures implemented by management relative to the Company's medical insurance coverage and from lower workers' compensation and general liability insurance costs. The Engineering segment's gross profit percentage increased to 19.3% in 2004 from 18.1% in 2003. This increase is attributable to the effect of the new FEMA project and the increase in labor utilization rates, as slightly offset by higher medical insurance costs. The Energy segment's gross profit percentage increased slightly to 10.1% in 2004 from 9.8% in 2003. This improvement reflects an increase in gross profit related to certain Managed Services contracts in 2004, cost reduction measures implemented by the Company relative to its medical and 401(k) retirement benefit plans, and lower general liability insurance costs. These 2004 Energy improvements were partially offset by lower profitability associated with certain overseas contracts. In the Non-Core segment, gross profit amounts totaling $0.1 million for both 2004 and 2003 primarily reflected favorable developments associated with certain casualty insurance claims related to the Company's former construction operations.

As a percentage of total contract revenues, gross profit decreased to 14.3% in 2003 from 16.1% in 2002. The Engineering segment's gross profit percentage increased to 18.1% in 2003 from 16.7% in 2002. The 2003 gross profit percentage for Engineering was adversely impacted by the previously mentioned higher medical and casualty insurance costs, while the lower 2002 gross profit percentage was negatively impacted by the settlement of certain litigation with the LTV Steel Company ("LTV"), which resulted in a charge of $2.4 million during the fourth quarter of 2002. The Energy segment's gross profit percentage decreased to 9.8% in 2003 from 13.5% in 2002. In addition to higher medical and casualty insurance costs, Energy's traditionally higher margin Managed Services operations experienced a significant decrease in gross profit margin for 2003. The aforementioned new onshore Managed Services contracts initiated during 2003 experienced higher than expected start-up costs and did not achieve their expected levels of performance-based incentives. Also contributing to Energy's 2003 gross profit percentage decrease was an overseas contract for the implementation of a computerized maintenance management system, which performed below expectations. In the Non-Core segment, 2003 gross profit of $0.1 million resulted from favorable developments in certain casualty insurance claims related to the Company's former construction operations, as slightly offset by charges associated with the settlement of a construction-related claim. The Non-Core segment posted gross profit of $3.5 million for 2002 as a result of the favorable settlement of the ADF International, Inc. ("ADF") litigation (discussed in Note 4 to the accompanying financial statements), as partially offset by adverse developments in casualty insurance claims related to the Company's former construction and BSSI operations and by the unfavorable impact of an offer to settle project claims related to the sale of a business.

Direct labor expressed as a percentage of total contract revenues was 31%, 37% and 36% in 2004, 2003 and 2002, respectively. Direct labor is a major component of the Company's cost of work performed due to the nature of its service businesses. The 2004 decrease was attributable to greater usage of subcontractors by both the Engineering and Energy segments during the year.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses expressed as a percentage of total contract revenues decreased to 11.8% in 2004 from 12.9% in 2003. Despite an 18% increase in SG&A expenses for 2004, the decrease in SG&A expenses as a percentage of revenues resulted from the aforementioned

29% increase in revenues. The increase in SG&A expenses was primarily related to accruals for the Company's 2004 short-term and long-term incentive compensation programs at maximum levels. Allocated Corporate overhead costs expressed as a percentage of revenues decreased in 2004 as a result of lower spending associated with the Company's new information systems, as partially offset by external (i.e., third-party consultant) costs totaling $1.4 million incurred during 2004 in connection with the Company's implementation of Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). In the Engineering segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenues decreased to 13.1% in 2004 from 15.5% in 2003. Engineering's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues decreased to 9.8% in 2004 from 10.9% in 2003. Engineering's Corporate overhead allocation amount was slightly lower in 2004, while its revenues increased by 37%. In addition, Engineering's higher 2004 incentive compensation costs were more than offset by its revenue increase to result in the SG&A percentage decrease excluding Corporate overhead. In the Energy segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenues increased to 9.5% in 2004 from 9.0% in 2003. Energy's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues increased to 7.2% in 2004 from 6.7% in 2003. Energy's Corporate overhead allocation percentage was 2.3% in both 2004 and 2003; accordingly, higher 2004 incentive compensation expense accounted for both of Energy's SG&A percentage increases. The Company's Non-Core segment incurred no SG&A expenses in either of 2004 or 2003.

Project-to-date external SOX costs, which include $0.2 million of costs expensed in 2003, totaled $1.6 million at December 31, 2004. In addition to costs associated with the use of internal resources, management currently estimates its total external SOX costs related to Section 404 compliance for the year ended December 31, 2004 will be approximately $1.8 million. Approximately $0.2 million of this amount is expected to be incurred during the first quarter of 2005. The Company expects to spend less on external costs for its 2005 SOX compliance.

SG&A expenses expressed as a percentage of total contract revenues increased to 12.9% in 2003 from 11.8% in 2002. This overall increase in SG&A expenses expressed as a percentage of revenues resulted principally from Corporate overhead costs associated with the infrastructure, amortization and consulting and data conversion costs related to the Company's new information systems, which were implemented effective January 1, 2003. Also contributing to the increase in SG&A expenses for 2003 were higher occupancy costs associated with certain office relocations and lease renewals during the year. Finally, and to a much lesser extent, external SOX costs totaling approximately $0.2 million were incurred during the second half of 2003. In the Engineering segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenue increased to 15.5% in 2003 from 12.4% in 2002. Engineering's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues increased to 10.9% in 2003 from 10.1% in 2002. The 2003 increase in Engineering's Corporate overhead allocation is again primarily attributable to the higher information systems costs. Engineering's 2003 increase in its SG&A expenses (excluding Corporate overhead) primarily results from higher personnel costs and professional fees, including fees related to certain key project proposals during the year. In the Energy segment, SG&A expenses (including Corporate overhead) expressed as a percentage of total revenues decreased to 9.0% in 2003 from 9.5% in 2002. Energy's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues decreased to 6.7% in 2003 from 7.7% in 2002. The 2003 increase in Energy's Corporate overhead allocation is primarily attributable to the higher information systems costs. Energy's 2003 decrease in its SG&A expenses (excluding Corporate overhead) results from general cost containment, including a reduction in international travel costs. The Company's Non-Core operations incurred no SG&A expenses in 2003 and $2.4 million in 2002. The 2002 Non-Core SG&A expenses related entirely to legal costs associated with the ADF and other related litigation that has been resolved and the writedown of a non-trade receivable balance in connection with the settlement of a dispute related to the sale of a business.

Other Income and Expense

Interest income was an insignificant amount in 2004 and 2003 due to minimal invested amounts and low interest rates on investments during both years. Interest expense decreased to $0.2 million in 2004 from $0.8 million in 2003. The Company was in a net borrowed position under its credit agreement for the majority of 2003 and the first quarter of 2004. This borrowed position during the majority of 2003 and early 2004 resulted from changes in the Company's billing process and system effective January 1, 2003, which caused temporary delays in both client billings and cash collections during 2003. (See additional discussion under the Liquidity and Capital Resources section below.) During the second and third quarters of 2004, the Company alternated back and forth between net borrowed and net invested positions. During the majority of the fourth quarter of 2004, the Company was in a net invested position. Other income was $1.5 million for 2004 as compared to other expense of $0.7 million for 2003. The other income amount for 2004 primarily comprised a gain of $0.4 million on the sale of an investment, equity earnings from two unconsolidated minority-owned ventures, minority interest related to two consolidated subsidiaries, and foreign currency related gains. Other expense for 2003 primarily consisted of a $0.8 million impairment of an investment in Energy Virtual Partners ("EVP"), an Energy services business, whose board voted to discontinue operations and liquidate the business.

Interest income was an insignificant amount in 2003, decreasing from $0.3 million in 2002. The decrease in interest income was the result of the Company being in a net borrowed position with its banks for the majority of 2003, whereas during 2002, the Company was in an invested position. As mentioned above, the change in the Company's invested/borrowed position resulted from changes in the Company's billing process and system effective January 1, 2003. For the same reasons, interest expense increased to $0.8 million in 2003 from $0.1 million in 2002. During 2002, other expense was negligible and resulted principally from minority interest expense related to the net income of three consolidated Energy subsidiaries, as almost entirely offset by equity income from an unconsolidated joint venture in the Energy segment.

Income Taxes

The Company's provisions for income taxes resulted in effective tax rates of 46.1% in 2004, 58.0% in 2003, and 45.0% in 2002. The differences between these percentages and the 35% statutory U.S. Federal rate are primarily attributable to state and foreign income taxes. The Company's higher effective tax rate for 2003 was the direct result of a less favorable mix of domestic and foreign taxable income and the Company's inability to benefit from foreign tax credits as a result of its overall foreign loss position. The Company's non-deductible costs as a percentage of income before taxes, while lower in dollar volume compared to prior years, also became proportionately more significant in 2003 due to the lower pre-tax income amount. The lower effective rates for 2004 and 2002 resulted primarily from a more favorable mix of domestic and foreign taxable income. The 2002 rate was also impacted by the settlements of the ADF (discussed below) and LTV matters.

Non-Core Operations

In 2001, Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, filed appeals of two judgments entered by the U.S. District Court in favor of ADF, a subcontractor to BMSCI on a significant construction project. In conjunction with filing these appeals, BMSCI was required by the Court of Appeals to post security, and subsequently placed amounts totaling $12.7 million into an escrow account during 2001.

In separate rulings during February 2002, the Court of Appeals reversed both of the District Court's prior judgments on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. Based on the decisions of the Court of Appeals, in August 2002, the Company received $12.3 million of the $12.7 million previously being held in the escrow account. The remaining escrow amount of $0.4 million, relating to an aspect of the litigation that was not contested by BMSCI, was also disbursed by the escrow agent in August 2002 to ADF.

Court-mandated mediation of the ADF litigation was conducted in Orlando, Florida in October 2002. As a result of the mediation, the Company reached a settlement with ADF providing for the payment of $5.0 million by the Company to ADF. As a result of this settlement, the Company became obligated to pay contingent legal fees to its counsel. The Company recorded a net favorable impact of $5.1 million to the Non-Core segment's operating income for the third quarter of 2002. Both the ADF settlement of $5.0 million and the contingent legal fees of $1.0 million were paid by the Company during the fourth quarter of 2002. This matter is now closed.

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

CONTRACT BACKLOG

(In millions)   DECEMBER 31, 2004   December 31, 2003
-------------   -----------------   -----------------
Engineering          $1,115.2             $470.7
Energy                  336.5              250.0
                     --------             ------
Total                $1,451.7             $720.7
                     ========             ======

Backlog consists of that portion of uncompleted work that is represented by signed or executed contracts. Certain of the Company's contracts with the federal government and other clients may be terminated at will, or option years may not be exercised; therefore, no assurance can be given that all backlog will be realized.

The 2004 increase shown above for Engineering reflects the previously mentioned new five-year map modernization contract with FEMA for up to $750 million. For Year 1 program objectives, FEMA awarded Baker Core Task Order 001 with a total cost-plus-award fee value of $107 million and a performance period of March 11, 2004 to April 1, 2005. Baker is currently negotiating a Core Task Order 001 modification to extend the performance period and provide additional funding. Thereafter, Baker expects that FEMA will be willing to negotiate and enter into a new Core Task Order for Year 2 program objectives. Approximately $678 million of this contract value was included in the Company's backlog as of December 31, 2004. Due to the task order structure of this contract, realization of the timing and amount of the original contract value of $750 million is difficult to predict. In the Energy segment, backlog increased significantly during 2004 due to the third quarter addition of a new $50 million contract to operate, maintain and optimize the performance of oil and gas producing properties in the Gulf of Mexico. Several other multi-million dollar Energy contracts also increased the Company's backlog during 2004. These contracts include the provision of operations and maintenance services for a liquified natural gas facility in Nigeria and manpower services for facility operators in Venezuela. Oil and gas industry merger, acquisition and disposition programs affecting the Company's clients can result in increases or decreases to the Company's Energy backlog. Of the Company's total backlog at December 31, 2004, amounts totaling $241 million and $160 million are expected to be recognized as revenue within the next year by the Engineering and Energy segments, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $28.9 million in 2004 compared to net cash used in operating activities of $14.8 million in 2003 and $9.1 million in 2002. The improvement in cash provided by operating activities for 2004 was the direct result of significantly higher net income, lower days sales outstanding associated with outstanding receivables for both the Engineering and Energy segments at year-end 2004, higher payables at year-end 2004 associated with Engineering's new FEMA project, the accrued Engineering and Energy 2004 incentive compensation bonuses, and the accrued 2004 discretionary contribution to the Company's 401(k) retirement plan totaling $1.5 million. The cash used in operating activities for 2003 was negatively affected by lower net income and year-end 2003 increases in receivables and net unbilled revenues of $10.0 million and $9.5 million, respectively. These increases were related to the Company's implementation of its new billing system and related changes to its billing process effective January 1, 2003. As a result of these billing system and process changes, the Company experienced certain data conversion and training issues, which caused delays in producing client invoices during the first quarter of 2003. The Company has been invoicing on a current basis through its new software since the fourth quarter of 2003. The 2002 cash used in operations was primarily the result of fourth quarter payments related to both the settlement and related tax effects of the ADF litigation (discussed more fully in Note 4 to the accompanying financial statements), the first quarter payment of 2001 incentive compensation bonuses, and increases in receivables and net unbilled revenues.

Net cash used in investing activities was $4.8 million in each of 2004 and 2003, and a negligible amount in 2002. The cash used in investing activities for 2004 and 2003 relate entirely to capital expenditures. The cash used in investing activities for 2002 reflects the receipt of $12.3 million of the funds placed into escrow during 2001 in connection with the ADF litigation, as reduced by capital expenditures of $11.4 million and a $1.0 million investment in Energy Virtual Partners. The capital expenditures for 2004 related to office and field equipment purchases totaling $1.5 million, upgrades to the Company's information systems totaling $1.0 million, and computer software and equipment purchases totaling $0.9 million. For 2003, the capital expenditures comprised leasehold improvements totaling $2.5 million for the Company's largest Engineering office and $1.4 million relating to the new information systems. The Company's capital expenditures also included computer equipment and software purchases totaling $0.7 million and $10.4 million for 2003 and 2002, respectively. This significantly higher 2002 amount includes the purchase and development of computer software totaling $8.7 million related to the implementation of the Company's new information systems. During 2004 and 2003, the Company procured additional computer software and equipment under the terms of operating leases.

Net cash used in financing activities was $17.8 million for 2004 versus net cash provided by financing activities of $18.9 million and $0.5 million for 2003 and 2002, respectively. The cash usage for financing activities during 2004 resulted from repayments of long-term debt totaling $13.5 million and the elimination of the book overdrafts balance from year-end 2003, as partially offset by proceeds from the exercise of stock options totaling $1.7 million. The cash provided by financing activities for 2003 reflects the proceeds from long-term debt totaling $13.5 million, which was used to fund the aforementioned working capital needs in conjunction with changes in the Company's billing process and system and the resultant billing and collection delays, and the Company's book overdraft position with its bank at year-end 2003. In addition, pursuant to the Company's stock repurchase program, the Company paid $0.7 million to acquire 80,400 additional treasury shares during the first quarter of 2003. The net cash provided by financing activities for 2002 primarily reflected proceeds from the exercise of stock options.

In 1996, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. During 2003, the Company reactivated this share repurchase program and repurchased 80,400 additional treasury shares at a total cost of $0.7 million. The

Company made no treasury share repurchases during 2004 or 2002. As of December 31, 2004, 414,689 treasury shares had been repurchased under this program. Also in 2003, the Board of Directors authorized the Company to repurchase up to 500,000 additional shares of the Company's Common Stock in the open market. No shares were repurchased under this additional authorization during 2004 or 2003. Under its credit agreement, the Company has limitations on the total number of shares that may be repurchased. The following table represents the number of shares available for repurchase under the Company's stock repurchase program:

                                                            2004      2003      2002
                                                          -------   -------   -------
Shares available for repurchase - beginning of the year   585,311   165,711   165,711
Additional share authorization                                 --   500,000        --
Share repurchases                                              --   (80,400)       --
                                                          -------   -------   -------
Shares available for repurchase - end of the year         585,311   585,311   165,711
                                                          =======   =======   =======

Working capital increased to $60.1 million at December 31, 2004 from $54.8 million at December 31, 2003. The Company's current ratios were 1.50:1 and 1.60:1 at the end of 2004 and 2003, respectively.

During the third quarter of 2004, the Company successfully negotiated and extended its unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for an increase in the commitment amount from $40 million to $60 million, as well as a three-year extension of the maturity date through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. The Company experienced increased cash collections during 2004, and as a result, utilized a portion of these collections to repay all borrowings under the Agreement. Accordingly, as of December 31, 2004, no borrowings were outstanding under the Agreement, however, outstanding letters of credit totaled $7.1 million.

The Agreement requires the Company to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved by the Company, under certain circumstances, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. The Company currently expects to be in compliance with these covenants for at least the next year.

The Company plans to utilize its borrowing capacity under the Agreement for short-term working capital needs and to support strategic opportunities that management identifies. The Company's strategy is to better position itself for growth in its Engineering and Energy segments through selected opportunistic acquisitions that compliment the Company's experience, skills and geographic presence. The Company considers acquisitions and investments as a component of its growth strategy and intends to use both existing cash and the Agreement to fund such endeavors. If the Company commits to funding future acquisitions, it may need to adjust its financing strategies by seeking alternative debt instruments.

As further discussed more fully in Note 13 to the accompanying financial statements, the Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In October 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Due to the liquidation of Reliance, the Company is currently uncertain what amounts paid to settle a significant claim will be recoverable under the insurance policy with Reliance. The Company has submitted its claim in the Reliance liquidation and believes that some recovery will result, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2004.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

A summary of the Company's contractual obligations and off-balance sheet arrangements as of December 31, 2004 is as follows:

(Amounts in thousands)

                                                  Payments due by period
                                          --------------------------------------
                                          Within 1    2 - 3     4 - 5    After 5
CONTRACTUAL OBLIGATIONS          Total      year      years     years     years
-----------------------         -------   --------   -------   -------   -------
Long-term debt obligations      $    --    $    --   $    --   $    --   $    --
Operating lease obligations      65,955     15,694    24,536    15,654    10,071
Capital lease obligations           225         70       140        15        --
Purchase obligations              6,327      4,398     1,582       325        22
Other long-term liabilities         624         --        --        --       624
                                -------    -------   -------   -------   -------
Total contractual obligations   $73,121    $20,162   $26,258   $15,994   $10,717
                                =======    =======   =======   =======   =======

                                          Amount of commitment expiration per period
                                          ------------------------------------------
                                               Within 1   2 - 3   4 - 5   Over 5
OFF-BALANCE SHEET ARRANGEMENTS    Total          year     years   years    years
------------------------------   ------        --------   -----   -----   ------
Standby letters of credit        $7,082          $125      $--     $--    $6,957
Performance and payment bonds       119           119       --      --        --
                                 ------          ----      ---     ---    ------
Total commercial commitments     $7,201          $244      $--     $--    $6,957
                                 ======          ====      ===     ===    ======

The Company primarily utilizes operating leases to acquire assets used in its daily business activities. These assets include office space, computer and related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on the Company's consolidated balance sheets. The Company's most significant individual operating lease commitment relates to approximately 117,000 square feet of office space under lease in Moon Township, PA, through January 31, 2013. The related lease commitment for this office space totaled $18.2 million at December 31, 2004.

Other long-term liabilities include those amounts on the Company's December 31, 2004 balance sheet representing deferred compensation payable to the Company's board of directors.

The Company's banks issue standby letters of credit ("LOCs") on behalf of the Company under the Agreement discussed above. As of December 31, 2004, most of the Company's outstanding LOC amount was issued to an insurance company to serve as collateral for payments the insurer is required to make under certain of the Company's self-insurance programs. This LOC may be drawn upon in the event that the Company does not reimburse the insurance company for claims payments made on behalf of the Company. Such LOC renews automatically on an annual basis unless either the LOC is returned to the bank by the beneficiary or the Company's banks elect not to renew it.

CRITICAL ACCOUNTING POLICIES

The Company has identified the following critical accounting policies as those that are most important to the portrayal of its results of operations and financial condition, and which require management's most difficult, subjective or complex judgments. Each of these policies is also addressed in Note 1 to the consolidated financial statements.

Project Cost Estimates to Complete - The Company utilizes the percentage-of-completion method of accounting for the majority of contracts in its Engineering segment. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project's percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of the Company's active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. The Company has a history of making reasonably dependable estimates of costs at completion on its Engineering contracts; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2004, management does not believe that material changes to project cost estimates at completion for any of the Engineering segment's approximately 6,000 open projects are reasonably likely to occur.

Revenue Recognition - Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company's historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided. Under this policy, the Company had not recognized potential future revenues estimated at $2.0 million and $3.2 million as of December 31, 2004 and 2003, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed.

Contingencies - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of the Company's exposure to insurance claims that fall below policy deductibles, and to litigation and other legal claims and contingencies. Significant management judgment and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in the Company's financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined. Management does not believe that material changes to these estimates are reasonably likely to occur.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, which was subsequently revised in December 2003 by FIN 46R. FIN 46 clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. The primary beneficiary is the party that absorbs a majority of the entity's expected losses or returns as a result of holding the variable interest. FIN 46 was required to be applied immediately to variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired before February 1, 2003, FIN 46 was required to be adopted by the Company no later than January 1, 2004. The Company adopted the provisions of these interpretations by the required dates. Such adoption had no impact on the Company's financial statements.

In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force with respect to EITF Issue No. ("EITF") 03-16, "Accounting for Investments in Limited Liability Companies." According to EITF 03-16, a limited liability company ("LLC") that maintains a "specific ownership account" for each investor should be viewed similar to a limited partnership for determining whether a noncontrolling investment in an LLC should be accounted for using the cost or equity method. The consensus applies to all investments in LLCs (except those required to be accounted for as debt securities) and was effective for reporting periods beginning after June 15, 2004. The Company has reviewed its investments in LLCs and has determined that its current accounting treatment for these investments is consistent with the guidance in EITF 03-16.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (Revised), "Share-Based Payment" ("SFAS 123R"), which replaces Statement of Financial Accounting Standards No. ("SFAS") 123 and supersedes Accounting Principles Board Opinion No. ("APB") 25. SFAS 123R is effective for the first interim or annual reporting period that begins after June 15, 2005, and requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date, and shall not apply to awards granted in periods before the required effective date, except if prior awards are modified, repurchased or cancelled after the effective date. The Company will adopt the provisions of SFAS 123R in the third quarter of 2005, and does not expect there will be any material impact on its financial statements.

In December 2004, the FASB issued SFAS 153 "Exchanges of Nonmonetary Assets-an Amendment of APB No. 29." APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the provision of this statement will have any impact on its financial statements.

In December 2004, the FASB issued Staff Position No. ("FSP") 109-1, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," and 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-1 provides guidance on the application of SFAS 109, "Accounting for Income Taxes," to the provision within the American Jobs Creation Act of 2004 ("the Act") that provides a tax deduction on qualified production activities. FSP 109-2 provides for a special one-time tax benefit on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. The Company is currently evaluating both provisions of the Act, and the related FASB guidance, to determine their potential impact on the Company's future financial statements.

In December 2003, the Securities and Exchange Commission ("SEC") issued SAB 104, which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The Company adopted the provisions of EITF 00-21 during the third quarter of 2003; therefore, the Company's compliance with SAB 104 has had no impact on its financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                          --------------------------------
(In thousands, except per share amounts)                     2004       2003        2002
----------------------------------------                   --------   --------   ---------
Total contract revenues                                    $550,751   $425,983   $405,264
Cost of work performed                                      464,563    364,879    340,015
                                                           --------   --------   ---------
   Gross profit                                              86,188     61,104     65,249

Selling, general and administrative expenses                 64,760     54,743     48,022
                                                           --------   --------   ---------
   Income from operations                                    21,428      6,361     17,227

Other income/(expense):
   Interest income                                               84         23        290
   Interest expense                                            (196)      (806)       (89)
   Other, net                                                 1,480       (658)       (34)
                                                           --------   --------   ---------
   Income before income taxes                                22,796      4,920     17,394

Provision for income taxes                                   10,504      2,854      7,828
                                                           --------   --------   ---------
   NET INCOME                                                12,292      2,066      9,566
                                                           --------   --------   ---------
Other comprehensive loss -
   Foreign currency translation adjustments, net of tax        (117)      (144)      (166)
                                                           --------   --------   ---------
   COMPREHENSIVE INCOME                                    $ 12,175   $  1,922   $  9,400
                                                           ========   ========   ========

   BASIC NET INCOME PER SHARE                              $   1.46   $   0.25   $   1.15
   DILUTED NET INCOME PER SHARE                            $   1.44   $   0.25   $   1.12
                                                           ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS

                                              AS OF DECEMBER 31,
                                             -------------------
(In thousands)                                 2004       2003
--------------                               --------   --------
CURRENT ASSETS
Cash and cash equivalents                    $ 15,471   $  9,126
Receivables, net                               79,559     74,940
Unbilled revenues on contracts in progress     71,280     51,620
Prepaid expenses and other                     12,941      9,899
                                             --------   --------
   Total current assets                       179,251    145,585
                                             --------   --------

PROPERTY, PLANT AND EQUIPMENT, NET             17,879     17,402

OTHER ASSETS
Goodwill and other intangible assets, net       8,947      9,233
Other assets                                    5,667      7,205
                                             --------   --------
   Total other assets                          14,614     16,438
                                             --------   --------
   TOTAL ASSETS                              $211,744   $179,425
                                             ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' INVESTMENT

                                                                    AS OF DECEMBER 31,
                                                                   -------------------
(In thousands, except share amounts)                                 2004       2003
------------------------------------                               --------   --------
CURRENT LIABILITIES
Accounts payable                                                   $ 48,326   $ 22,109
Book overdrafts                                                          --      6,022
Accrued employee compensation                                        27,278     15,394
Accrued insurance                                                     9,180     10,224
Other accrued expenses                                               13,484     15,242
Billings in excess of revenues on contracts in progress               9,705     16,611
Current deferred tax liability                                       11,145      5,222
                                                                   --------   --------
   Total current liabilities                                        119,118     90,824
                                                                   --------   --------
OTHER LIABILITIES
Long-term debt                                                           --     13,481
Other liabilities                                                     6,094      2,539
Commitments and contingencies (Notes 11 and 13)                          --         --
                                                                   --------   --------
   Total liabilities                                                125,212    106,844
                                                                   --------   --------
SHAREHOLDERS' INVESTMENT
Common Stock, par value $1, authorized 44,000,000 shares, issued
   8,910,371 and 8,711,235 shares in 2004 and 2003, respectively      8,910      8,711
Additional paid-in-capital                                           40,000     38,298
Retained earnings                                                    41,769     29,477
Unearned compensation                                                   (65)       (40)
Other comprehensive loss                                             (1,129)      (912)
Less - 391,237 shares of Common Stock in treasury, at cost,
   in 2004 and 2003                                                  (2,953)    (2,953)
                                                                   --------   --------
   Total shareholders' investment                                    86,532     72,581
                                                                   --------   --------
   TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT                  $211,744   $179,425
                                                                   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                               --------------------------------
(In thousands)                                                    2004       2003       2002
--------------                                                  --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                      $ 12,292   $  2,066   $  9,566
Adjustments to reconcile net income to net cash
   provided by/(used in) operating activities:
      Depreciation and amortization                                4,604      4,902      4,004
      Change in deferred income taxes                              7,950      3,975       (911)
      Impairment of Energy Virtual Partners                           --        770         --
      Changes in assets and liabilities:
         Increase in receivables and contracts in progress       (31,194)   (18,684)    (6,996)
         Increase/(decrease) in accounts payable and accrued
            expenses                                              36,633     (2,725)   (10,371)
         Increase in other net assets                             (1,364)    (5,138)    (4,412)
                                                                --------   --------   --------
      Total adjustments                                           16,629    (16,900)   (18,686)
                                                                --------   --------   --------
      Net cash provided by/(used in) operating activities         28,921    (14,834)    (9,120)
                                                                --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                        (4,807)    (4,787)   (11,355)
Investment in Energy Virtual Partners                                 --         --     (1,000)
Receipt of litigation escrow                                          --         --     12,335
                                                                --------   --------   --------
      Net cash used in investing activities                       (4,807)    (4,787)       (20)
                                                                --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
(Repayments of)/proceeds from long-term debt                     (13,481)    13,481        (30)
(Decrease)/increase in book overdrafts                            (6,022)     6,022         --
Proceeds from exercise of stock options                            1,734         49        573
Payments to acquire treasury stock                                    --       (690)        --
                                                                --------   --------   --------
      Net cash (used in)/provided by financing activities        (17,769)    18,862        543
                                                                --------   --------   --------
      Net increase/(decrease) in cash and cash equivalents         6,345       (759)    (8,597)
      Cash and cash equivalents, beginning of year                 9,126      9,885     18,482
                                                                --------   --------   --------
      Cash and cash equivalents, end of year                    $ 15,471   $  9,126   $  9,885
                                                                ========   ========   ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA
Interest paid                                                   $    229   $    753   $     58
Income taxes paid                                               $  2,557   $  4,826   $  7,751
                                                                ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                            SERIES B                                                          OTHER
                                 COMMON      COMMON                                                          COMPRE-
                                 STOCK,      STOCK,        TREASURY       ADDITIONAL              UNEARNED   HENSIVE
                               PAR VALUE   PAR VALUE   ----------------     PAID-IN    RETAINED    COMPEN-   INCOME/
(In thousands)                     $1          $1      SHARES    AMOUNT     CAPITAL    EARNINGS    SATION     (LOSS)
--------------                 ---------   ---------   ------   -------   ----------   --------   --------   -------
BALANCE, DECEMBER 31, 2001       $7,316     $ 1,297     (334)   $(2,433)    $37,734     $17,845     $ --     $  (266)
                                 ------     -------     ----    -------     -------     -------     ----     -------
Net income                           --          --       --         --          --       9,566       --          --
Series B Common Stock
   conversions to Common
   stock                          1,297      (1,297)      --         --          --          --       --          --
Stock options exercised              76          --       --         --         497          --       --          --
Restricted stock issued               8          --       --         --         112          --       --          --
Restricted stock forfeited           (3)         --       --         --         (27)         --       --          --
Premium on Series B exchange         --          --       23        170        (170)         --       --          --
Foreign currency translation
   adjustments                       --          --       --         --          --          --       --        (303)
                                 ------     -------     ----    -------     -------     -------     ----     -------
BALANCE, DECEMBER 31, 2002        8,694          --     (311)    (2,263)     38,146      27,411       --        (569)
                                 ------     -------     ----    -------     -------     -------     ----     -------
Net income                           --          --       --         --          --       2,066       --          --
Stock options exercised              10          --       --         --          39          --       --          --
Restricted stock issued               7          --       --         --          52          --      (40)         --
Options granted                      --          --       --         --          61          --       --          --
Treasury stock purchases             --          --      (80)      (690)         --          --       --          --
Foreign currency translation
   adjustments                       --          --       --         --          --          --       --        (343)
                                 ------     -------     ----    -------     -------     -------     ----     -------
BALANCE, DECEMBER 31, 2003        8,711          --     (391)    (2,953)     38,298      29,477      (40)       (912)
                                 ------     -------     ----    -------     -------     -------     ----     -------
Net income                           --          --       --         --          --      12,292       --          --
Stock options exercised             192          --       --         --       1,542          --       --          --
Restricted stock issued               7          --       --         --          80          --      (25)         --
Options granted                      --          --       --         --          80          --       --          --
Foreign currency translation
   adjustments                       --          --       --         --          --          --       --        (217)
                                 ------     -------     ----    -------     -------     -------     ----     -------
BALANCE, DECEMBER 31, 2004       $8,910     $    --     (391)   $(2,953)    $40,000     $41,769     $(65)    $(1,129)
                                 ======     =======     ====    =======     =======     =======     ====     =======

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Michael Baker Corporation (the "Company"), its wholly-owned subsidiaries, subsidiaries over which it exercises control and owns at least 50%, and entities for which the Company is determined to be the primary beneficiary under Financial Accounting Standards Board Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities." The Company does not have any variable interest entities requiring consolidation. Minority interest amounts relating to the Company's less-than-wholly-owned consolidated subsidiaries are included within the other, net caption in the Consolidated Statements of Income and within the other liabilities caption in the Consolidated Balance Sheets. Investments in non-consolidated affiliates (20 to 50% owned companies) over which the Company exercises significant influence are accounted for under the equity method, and entities in which the Company owns less than 20% are accounted for under the cost method, in the Consolidated Balance Sheets and Statements of Income. All intercompany balances and transactions have been eliminated in consolidation.

Accounting for Contracts

The Company earns its revenues from the provision of Engineering and Energy related services. In providing these services, the Company typically incurs direct labor costs, subcontractor costs, and certain other direct costs ("ODCs") which include "out-of-pocket" expenses. Under certain cost-type contracts with governmental agencies in the Engineering segment, the Company is not contractually permitted to earn a margin on subcontractor costs and ODCs. The majority of all other Engineering contracts are structured such that margin is earned on direct labor costs, and not on subcontractor costs and ODCs. In accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and EITF 01-14, "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred," the Company has assessed the indicators provided in EITF 99-19 and determined that it will include its direct labor costs, subcontractor costs and ODCs in computing and reporting its total contract revenues as long as the Company remains responsible to the client for the fulfillment of the contract and for the overall acceptability of all services provided.

The majority of contracts in the Engineering segment qualify for revenue recognition under the percentage-of-completion method of accounting. Revenues for the current period on fixed-price and cost-type contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, the Company measures the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded during the period that the change is identified. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses are determined. Revenues related to contractual claims, which arise from customer-caused delays or change orders unapproved as to both scope and price, are recorded only when the amounts have been agreed with the client. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable. For contracts that do not qualify for percentage-of-completion accounting, revenue is recognized in accordance with Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition," based on management's best estimate of the efforts expended relative to the services provided.

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

Total contract revenues for the operations and maintenance contracts in the Energy segment are primarily recognized as related services are provided in accordance with SAB 104. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment. Because the amounts of these bonuses are difficult to estimate, such bonuses are recorded as revenues when the amounts are both probable and reasonably estimable.

Fair Value of Financial Instruments

The fair value of financial instruments classified as cash and cash equivalents, receivables and accounts payable approximates carrying value due to the short-term nature of the instruments. The carrying value of all long-term debt approximates its fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes estimates in recording profit incentives and/or award fee revenues under its contracts, in the assessment of the Company's exposure to insurance claims that fall below policy deductibles, and to assess its litigation and other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit, and money market mutual funds with remaining maturities of less than 90 days at the time of purchase.

Foreign Currency Translation

Many of the Company's foreign subsidiaries utilize the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries are translated to U.S. Dollars at exchange rates in effect at the balance sheet date whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' investment. The Company also has a foreign subsidiary for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for this subsidiary are included in the Consolidated Statements of Income.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. ("SFAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates the recoverability of its long-lived assets when events or changes in circumstances suggest that the carrying value of assets may not be recoverable.

Depreciation and Amortization

Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 2 to 40 years on buildings and improvements, 3 to 10 years on equipment and vehicles, 30 years for marine vessels, and 3 to 7 years on computer hardware and software. Upon disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income. Amortization of finite-lived intangible assets is provided on a straight-line basis over the estimated useful lives of the assets. Aside from goodwill, the Company's sole intangible asset is a non-compete agreement which is being amortized over 7 years.

Capitalization of Software Costs

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." During the software application development stage, capitalized costs include the cost of the software, external consulting costs and internal payroll costs for employees who are directly associated with a software project. Similar costs related to software upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. These capitalized software costs are included in "Property, plant and equipment, net" in the Consolidated Balance Sheets. Software data conversion, training and maintenance costs are expensed in the period in which they are incurred.

Goodwill

Goodwill, which represents the excess of acquisition cost over the fair value of net assets of acquired companies, has not been amortized since the Company adopted SFAS 142, "Goodwill and Other Intangible Assets" on January 1, 2002. The Company's goodwill balance is evaluated for potential impairment during the second quarter of each year or when events occur or circumstances change that could cause the balance to be impaired. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. The Company utilizes estimates of future net cash flows and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples to determine the fair value of the business.

Accounting for Stock Options

As permitted under SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure" and discussed further in Note 15, the Company adopted the prospective method of applying SFAS 148. Under the prospective method, the Company began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003. Prior to January 1, 2003, the Company utilized the intrinsic value method of accounting for stock-based compensation, as originally promulgated by Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and as permitted under SFAS 123, "Accounting for Stock-Based Compensation."

Earnings Per Common Share

The following table summarizes the Company's weighted average shares outstanding for the years ended December 31, 2004, 2003 and 2002. The additional shares included in diluted shares outstanding are entirely attributable to stock options.

Weighted Average Shares Outstanding      2004        2003        2002
-----------------------------------   ---------   ---------   ---------
Basic                                 8,402,467   8,324,381   8,350,940
Diluted                               8,554,177   8,402,852   8,543,144
                                      =========   =========   =========

As of December 31, 2004, 2003 and 2002, the Company had 174,624, 296,435 and
166,842 stock options outstanding, respectively, which were not included in the computations of diluted shares outstanding for the respective twelve-month periods because the option exercise prices were greater than the average market prices of the common shares. Such options could potentially dilute basic earnings per share in future periods. The weighted average shares outstanding for 2003 and 2002 have been revised to reflect the effect of 50,000 stock options that were previously inadvertently excluded. This revision had no effect on the previously reported 2003 and 2002 diluted earning per share amounts.

Reclassifications

Certain reclassifications have been made to prior years' financial statements and footnotes in order to conform to the current year presentation.

2. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, which was subsequently revised in December 2003 by FIN 46R. FIN 46 clarifies Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and requires that unconsolidated variable interest entities be consolidated by their primary beneficiaries. The primary beneficiary is the party that absorbs a majority of the entity's expected losses or returns as a result of holding the variable interest. FIN 46 was required to be applied immediately to variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired before February 1, 2003, FIN 46 was required to be adopted by the Company no later than January 1, 2004. The Company adopted the provisions of these interpretations by the required dates. Such adoption had no impact on the Company's financial statements.

In March 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force with respect to EITF 03-16, "Accounting for Investments in Limited Liability Companies." According to EITF 03-16, a limited liability company ("LLC") that maintains a "specific ownership account" for each investor should be viewed similar to a limited partnership for determining whether a noncontrolling investment in an LLC should be accounted for using the cost or equity method. The consensus applies to all investments in LLCs (except those required to be accounted for as debt securities) and was effective for reporting periods beginning after June 15, 2004. The Company has reviewed its investments in LLCs and has determined that its current accounting treatment for these investments is consistent with the guidance in EITF 03-16.

In December 2004, the FASB issued SFAS 123 (Revised), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS 123 and supersedes APB 25. SFAS 123R is effective for the first interim or annual reporting period that begins after June 15, 2005, and requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date, and shall not apply to awards granted in periods before the required effective date, except if prior awards are modified, repurchased or cancelled after the effective date. Effective July 1, 2005, the Company will adopt the provisions of SFAS 123R and does not expect there will be any material impact on its financial statements.

In December 2004, the FASB issued SFAS 153 "Exchanges of Nonmonetary Assets-an Amendment of APB No. 29." APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June

15, 2005. The Company does not expect the provision of this statement will have any impact on its financial statements.

In December 2004, the FASB issued Staff Position No. ("FSP") 109-1, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," and 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-1 provides guidance on the application of SFAS 109, "Accounting for Income Taxes," to the provision within the American Jobs Creation Act of 2004 ("the Act") that provides a tax deduction on qualified production activities. FSP 109-2 provides for a special one-time tax benefit on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. The Company is currently evaluating both provisions of the Act, and the related FASB guidance, to determine their potential impact on the Company's future financial statements.

In December 2003, the Securities and Exchange Commission ("SEC") issued SAB 104, which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, which was superseded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The Company adopted the provisions of EITF 00-21 during the third quarter of 2003; therefore, the Company's compliance with SAB 104 has had no impact on its financial statements.

3. CONTRACTS

Revenues and billings to date on contracts in progress at December 31, 2004 and 2003 were as follows (in millions):

                             2004        2003
                          ---------   ---------
Revenues                  $ 2,167.2   $ 1,662.2
Billings                   (2,105.6)   (1,627.2)
                          ---------   ---------
   Net unbilled revenue   $    61.6   $    35.0
                          =========   =========

Trade receivable balances totaling $5,752,000 and $5,939,000 at December 31, 2004 and 2003, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, $3,946,000 and $1,917,000 of these retention balances at December 31, 2004 and 2003, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the receivables, net balances. The remaining retention balances reflect long-term assets, which were included in the other assets balances in the Consolidated Balance Sheets.

The Company had allowances for doubtful accounts totaling $683,000 and $2,392,000 as of December 31, 2004 and 2003, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets. The reduction in the allowance as of December 31, 2004 primarily reflects the 2004 writeoff of an Energy customer balance, which had previously been fully reserved.

Consistent with industry practice, within each of the Company's operating segments, credit is granted to customers for the payment of services rendered. Although the Company has a diversified client base, a substantial portion of its receivables and net revenues on contracts in progress reflected in the Consolidated Balance Sheets is dependent upon U.S. federal and state government funding.

Federal government contracts are subject to the U.S. Federal Acquisition Regulations ("FAR"). These contracts and certain contracts with state and local agencies are subject to audits, which generally are performed by the Defense Contract Audit Agency ("DCAA"). The DCAA audits the Company's overhead rates, cost proposals, incurred government contract costs and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes the Company has accounted for such costs in a manner inconsistent with the requirements of the FAR or the U.S. Cost Accounting Standards, and may recommend that the Company's U.S. government corporate administrative accounting officer disallow any such costs. Historically, the Company has not experienced significant disallowed costs as a result of these audits; however, management cannot provide assurance that future DCAA audits will not result in material disallowances of incurred costs.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company's related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to the Company's related allowance for doubtful accounts balance at December 31, 2004, management believes that these receivable balances will be fully collectible.

4. NON-CORE OPERATIONS

In 2001, Baker Mellon Stuart Construction, Inc. ("BMSCI"), a wholly-owned subsidiary of the Company, filed appeals of two judgments entered by the U.S. District Court in favor of ADF International, Inc. ("ADF"), a subcontractor to BMSCI on a significant construction project. In conjunction with filing these appeals, BMSCI was required by the Court of Appeals to post security, and subsequently placed amounts totaling $12.7 million into an escrow account during 2001.

In separate rulings during February 2002, the Court of Appeals reversed both of the District Court's prior judgments on behalf of BMSCI, and remanded the ADF matters back to the District Court for further proceedings. Based on the decisions of the Court of Appeals, in August 2002, the Company received $12.3 million of the $12.7 million previously being held in the escrow account. The remaining escrow amount of $0.4 million, relating to an aspect of the litigation that was not contested by BMSCI, was also disbursed by the escrow agent in August 2002 to ADF.

Court-mandated mediation of the ADF litigation was conducted in Orlando, Florida in October 2002. As a result of the mediation, the Company reached a settlement with ADF providing for the payment of $5.0 million by the Company to ADF. As a result of this settlement, the Company became obligated to pay contingent legal fees to its counsel. The Company recorded a net favorable impact of $5.1 million to the Non-Core segment's operating income for the quarter ended September 30, 2002. Both the ADF settlement of $5.0 million and the contingent legal fees of $1.0 million were paid by the Company during the fourth quarter of 2002. This matter is now closed.

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

5. BUSINESS SEGMENT INFORMATION

The Company's business segments reflect how executive management makes resource decisions and assesses its performance. The Company has the following three reportable segments:

- The Engineering segment provides a variety of design and related consulting services. Such services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis, regulatory compliance, and advanced management systems.

- The Energy segment provides a full range of services for operating energy production facilities worldwide. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. Many of these service offerings are enhanced by the utilization of this segment's Managed Services operating model as a service delivery method.

- The Non-Core segment includes activity associated with the former buildings and transportation construction operations that are being wound down and the former BSSI subsidiary, which was sold in 2000. This segment has no active operations or employees.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The Company evaluates the performance of its segments primarily based on operating income before Corporate overhead allocations.

The following tables reflect the required disclosures for the Company's reportable segments (in millions):

                 TOTAL CONTRACT REVENUES/INCOME FROM OPERATIONS

                                                 2004     2003     2002
                                                ------   ------   ------
ENGINEERING
Revenue                                         $343.4   $250.6   $242.6
Income from operations pre-Corporate overhead     32.5     17.9     16.0
Less: Corporate overhead                         (11.3)   (11.5)    (5.7)
                                                ------   ------   ------
Income from operations                            21.2      6.4     10.3
                                                ------   ------   ------

ENERGY
Revenue                                          207.4    175.4    162.6

Income from operations pre-Corporate overhead      6.0      5.3      9.5
Less: Corporate overhead                          (4.7)    (4.0)    (2.9)
                                                ------   ------   ------
Income from operations                             1.3      1.3      6.6
                                                ------   ------   ------

NON-CORE
Revenue                                             --       --      0.1

Income from operations pre-Corporate overhead      0.1      0.1      3.5
Less:  Corporate overhead                           --       --     (2.3)
                                                ------   ------   ------
Income from operations                             0.1      0.1      1.2
                                                ------   ------   ------
TOTAL REPORTABLE SEGMENTS
Revenues                                         550.8    426.0    405.3

Income from operations pre-Corporate overhead     38.6     23.3     29.0
Less:  Corporate overhead                        (16.0)   (15.5)   (10.9)
                                                ------   ------   ------
Income from operations                            22.6      7.8     18.1
                                                ------   ------   ------

OTHER CORPORATE/INSURANCE EXPENSE                 (1.2)    (1.4)    (0.9)
                                                ------   ------   ------
TOTAL COMPANY - INCOME FROM OPERATIONS          $ 21.4   $  6.4   $ 17.2
                                                ======   ======   ======

                                                 2004     2003
                                                ------   ------
Segment assets:
Engineering                                     $112.9   $ 99.9
Energy                                            69.3     64.0
Non-Core                                           0.9      0.9
                                                ------   ------
   Subtotal - segments                           183.1    164.8
Corporate/Insurance                               28.6     14.6
                                                ------   ------
   TOTAL                                        $211.7   $179.4
                                                ======   ======

                                                  2004     2003     2002
                                                  ----     ----    -----
Capital expenditures:
Engineering                                       $3.3     $3.1    $ 2.0
Energy                                             0.4      0.5      0.5
                                                  ----     ----    -----
   Subtotal - segments                             3.7      3.6      2.5
Corporate                                          1.1      1.2      8.9
                                                  ----     ----    -----
   TOTAL                                          $4.8     $4.8    $11.4
                                                  ====     ====    =====

                                                  2004     2003     2002
                                                  ----     ----     ----
Depreciation and amortization expense:
Engineering                                       $2.1     $2.5     $2.8
Energy                                             0.9      1.0      1.1
                                                  ----     ----     ----
   Subtotal - segments                             3.0      3.5      3.9
Corporate                                          1.6      1.4      0.1
                                                  ----     ----     ----
   TOTAL                                          $4.6     $4.9     $4.0
                                                  ====     ====     ====

The Company has determined that intersegment revenues, equity in the net income of investees accounted for by the equity method, and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

The Company's enterprise-wide disclosures are as follows (in millions):

                                                            2004     2003     2002
                                                           ------   ------   ------
Total contract revenues by type of service:
Engineering                                                $343.4   $250.6   $242.6
Operations & maintenance                                    207.4    175.4    162.6
Construction                                                   --       --      0.1
                                                           ------   ------   ------
   TOTAL                                                   $550.8   $426.0   $405.3
                                                           ======   ======   ======

                                                            2004     2003     2002
                                                           ------   ------   ------
Total contract revenues by geographic origin:
Domestic                                                   $483.6   $371.4   $358.0
Foreign                                                      67.2     54.6     47.3
                                                           ------   ------   ------
   TOTAL                                                   $550.8   $426.0   $405.3
                                                           ======   ======   ======

                                                             2004     2003     2002
                                                             ----     ----     ----
Total contract revenues by principal markets:
United States government                                     25.9%    16.6%    13.9%
Various state governmental and quasi-governmental agencies   30.3%    34.8%    32.1%
Commercial, industrial and private clients                   43.8%    48.6%    54.0%
                                                             ====     ====     ====

The Company's business is substantially conducted in the United States. Contracts with various branches of the U.S. government accounted for 26%, 17% and 14% of the Company's total contract revenues for the years ended December 31, 2004, 2003 and 2002, respectively. One customer in the Engineering segment, the Federal Emergency Management Agency ("FEMA"), accounted for approximately 15% of the Company's total contract revenues in 2004. No individual customer accounted for more than 10% of the Company's total contract revenues in 2003 or 2002. Long-lived assets are principally held in the United States; amounts held in other locations are immaterial.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

                                         2004       2003
                                       --------   --------
Land                                   $    486   $    486
Buildings and improvements                9,776      8,673
Equipment and vehicles                   12,548     10,815
Computer hardware                        12,507     12,652
Computer software                        16,589     14,904
                                       --------   --------
   Total, at cost                        51,906     47,530
Less - Accumulated depreciation         (34,027)   (30,128)
                                       --------   --------
   NET PROPERTY, PLANT AND EQUIPMENT   $ 17,879   $ 17,402
                                       ========   ========

The Company entered into certain capital leases of vehicles during 2004, which are included in the caption equipment and vehicles. The cost of these vehicles under capital leases totaled $235,000, with related 2004 depreciation expense of $67,000. These vehicles are being depreciated over 3 years. The Company did not have any capital leases in 2003 or prior periods.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

                                                            2004     2003
                                                           ------   ------
Goodwill:
   Engineering                                             $1,006   $1,006
   Energy                                                   7,465    7,465
                                                           ------   ------
      Total goodwill                                        8,471    8,471

Other intangible assets, net of accumulated amortization
   of $1,524 and $1,238, respectively                         476      762
                                                           ------   ------
      GOODWILL AND OTHER INTANGIBLE ASSETS, NET            $8,947   $9,233
                                                           ======   ======

Under SFAS 142, the Company's goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. The Company completed its most recent annual impairment review during the second quarter of 2004, and no impairment charge was required.

Amortization expense recorded on the other intangible assets balance was $286,000 for 2004 and 2003 and $285,000 for 2002. Future amortization expense on this balance is estimated to be $286,000 for the year ending December 31, 2005, with the remaining balance of $190,000 being amortized in 2006.

8. LONG-TERM DEBT AND BORROWING AGREEMENTS

During September 2004, the Company amended and restated its unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for an increased commitment of $60 million through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 2004, there were no borrowings outstanding under the Agreement; however, outstanding letters of credit totaled $7.1 million as of this date.

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

In 2003, as a result of the increased borrowings and its financial performance, the Company was required to seek and obtain waivers of several of its financial ratio covenants at the end of the second and third quarters. The most notable covenants that required waivers were debt to cash flow and leverage ratios. In connection with the third quarter waiver, the Company was able to amend its minimum owners' equity and leverage ratio financial covenants effective with the fourth quarter of 2003 computations, and the cost in excess of billings covenant was eliminated.

In the second quarter of 2003, the Company also entered into an agreement with its banks to provide a Revolving Credit Note (the "Note") in the amount of $5 million through the middle of the third quarter of 2003. The Note provided the Company with additional liquidity that was needed in conjunction with changes in its billing process and system which caused temporary delays in both client billings and cash collections during the first nine months of 2003. All borrowings were repaid and the Note matured during the third quarter of 2003.

The average daily balance outstanding when the Company was in a borrowed position was $6,757,000 and $23,214,000 at weighted-average interest rates of 3.29% and 3.47% for 2004 and 2003, respectively. The proceeds from 2004 and 2003 borrowings under the Agreement were used to meet various working capital requirements. The Company did not borrow under the Agreement during 2002.

9. CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's Common Stock in the open market. During 2003, the Company reactivated this share repurchase program and repurchased an additional 80,400 treasury shares at an average market price of $8.58 per share (based on market prices ranging from $7.90 to $8.81 per share) for a total cost of $690,000. The Company made no treasury share repurchases during 2004 or 2002. As of December 31, 2004, 414,689 treasury shares had been repurchased under this program. Also in 2003, the Board of Directors authorized the Company to repurchase up to 500,000 additional shares of the Company's Common Stock in the open market. No shares had been repurchased under this additional authorization as of December 31, 2004.

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

The Company's Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share. At December 31, 2004 and 2003, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Company's Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2004 and 2003, there were no shares of such Preferred Stock outstanding.

10. RIGHTS AGREEMENT

In 1999, the Company's Board of Directors adopted a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, the Company declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group has acquired 25% or more of the Company's outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of the Company's outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

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

11. LEASE COMMITMENTS

The Company's noncancellable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Future annual minimum lease payments under noncancellable operating leases as of December 31, 2004 were as follows (in thousands):

Fiscal Year   Operating Lease Obligation
-----------   --------------------------
2005                    $15,803
2006                     13,230
2007                     11,302
2008                      8,784
2009                      6,804
Thereafter               10,031
                        -------
   TOTAL                $65,954
                        =======

Rent expense under noncancellable operating leases was $15,637,000 in 2004, $12,501,000 in 2003, and $11,432,000 in 2002.

The Company's future minimum lease payments for capital leases total $70,000 annually for 2005 through 2007, with the remaining balance of $15,000 due in 2008. The amounts representing interest, taxes and maintenance total $34,000 for the years 2005 through 2008.

12. INCOME TAXES

The provision for/(benefit from) income taxes consisted of the following (in thousands):

                                                     2004      2003     2002
                                                   -------   -------   ------
Current income taxes:
Federal                                            $    --   $(2,463)  $6,821
State                                                   --       375      583
Foreign                                              2,349       967    1,335
                                                   -------   -------   ------
   Total current income tax provision/(benefit)      2,349    (1,121)   8,739
                                                   -------   -------   ------
Deferred income taxes:
Federal                                              8,018     3,670     (842)
State                                                  137       305      (69)
                                                   -------   -------   ------
   Total deferred income tax provision/(benefit)     8,155     3,975     (911)
                                                   -------   -------   ------
   TOTAL PROVISION FOR INCOME TAXES                $10,504   $ 2,854   $7,828
                                                   =======   =======   ======

The following is a reconciliation of income taxes computed at the Federal statutory rate to income tax expense recorded by the Company (in thousands):

                                              2004      2003       2002
                                            -------    ------     ------
Computed income taxes at
   U.S. Federal statutory rate              $ 7,979    $1,722     $6,088
Foreign taxes, net of federal
   income tax benefit                         1,767       406        791
State income taxes, net of
   federal income tax benefit                   137       442        334
Nondeductible charges                           411       415        376
Other, net                                      210      (131)       239
                                            -------    ------     ------
   TOTAL PROVISION FOR INCOME TAXES         $10,504    $2,854     $7,828
                                            =======    ======     ======

The domestic and foreign components of the Company's income before income taxes are as follows (in thousands):

                                              2004      2003       2002
                                            -------    ------    -------
Domestic                                    $20,037    $3,785    $17,983
Foreign                                       2,759     1,135       (589)
                                            -------    ------    -------
   TOTAL                                    $22,796    $4,920    $17,394
                                            =======    ======    =======

The components of the Company's deferred income tax assets and liabilities at December 31, 2004 and 2003 are as follows (in thousands):

                                                2004       2003
                                              --------   --------
Deferred income tax assets:
Deductible temporary differences:
   Provision for expenses and losses          $  9,849   $  5,370
   Billings in excess of revenues                3,825      5,678
   State net operating loss carryforward         2,812      2,188
   Federal net operating loss carryforward       2,108         --
   Accrued vacation pay                          2,013      1,775
   Foreign tax credit                              582         --
   Fixed and intangible assets                      --      1,092
   Charitable contribution carryforward             74         74
   Other                                            99         95
                                              --------   --------
      Total deferred income tax assets          21,362     16,272
                                              --------   --------

Deferred income tax liabilities:
   Unbilled revenues                           (26,907)   (18,119)
   Undistributed foreign earnings               (5,157)    (2,160)
   Valuation allowance - State                  (1,996)    (2,188)
   Fixed and intangible assets                  (1,652)        --
                                              --------   --------
      Total deferred income tax liabilities    (35,712)   (22,467)
                                              --------   --------
      NET DEFERRED TAX LIABILITY              $(14,350)  $ (6,195)
                                              ========   ========

As of December 31, 2004, the Company had net operating loss ("NOL") carryforwards of $6.0 million available for federal income tax purposes and related amounts totaling $47.8 million available in various states. These NOL carryforwards will expire in various periods from 2010 to 2024. A valuation allowance has been established for certain state NOL carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance of $2.0 and $2.2 million in 2004 and 2003, respectively, for certain state NOL carryforwards and deferred tax assets anticipated to produce no tax benefit. The Company also has contribution carryforwards totaling approximately $196,000 at December 31, 2004, which will expire in 2009.

The Company has been informed by the Internal Revenue Service that they will be conducting an audit of the Company's 2002 consolidated U.S. income tax return commencing in March 2005. During 2002, the Internal Revenue Service completed an examination of the Company's 1998 U.S. income tax return and made no adjustments. The Company's 2001, 2002 and 2003 U.S. income tax returns remained subject to audit as of December 31, 2004. Management believes that adequate provisions have been made for income taxes at December 31, 2004.

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

The Company's professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. The Company remains uncertain at this time what effect this action will have on any claim the Company or its subsidiaries may have for insurance coverage under policies issued by Reliance with respect to past years. A wholly-owned subsidiary of the Company was subject to one substantial claim which fell within the Reliance coverage period. This claim was settled in the amount of $2.5 million, and payment was made by the Company in 2003. Due to the liquidation of Reliance, the Company is currently uncertain what amounts paid to settle this claim will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2004.

In July 2001, the Company announced that it had become aware that certain activities related to the operations of a 53% owned Nigerian subsidiary acquired in 1993 were the subject of an inquiry by the U.S. Department of Justice. There has been no activity in this matter since 2002. At this time, the Company does not expect that any remaining costs associated with this matter will have a material adverse effect on its consolidated financial statements.

As of December 31, 2003, the Company disclosed its awareness of an unasserted claim to recover alleged preference payments made to the Company within 90 days prior to a customer's Chapter 11 bankruptcy filing in 2002. During the third quarter of 2004, this preference claim was formally asserted against the Company. Subsequently, in October 2004, an agreement was reached to dismiss the preference claim against the Company in exchange for the Company's vote in favor of the current plan of reorganization and the Company waiving its entitlement as an unsecured creditor in the bankruptcy proceeding. This agreement was finalized during the fourth quarter of 2004. No amounts pertaining to the preference claim were previously accrued, and neither this claim nor its settlement had any effect on the Company's results of operations for the year ended December 31, 2004.

During 2000, the Company sold certain assets associated with its former heavy & highway construction business to A&L, Inc. This sale agreement provided indemnifications to the buyer for breaches of certain obligations by the Company. There was no dollar limit on these indemnifications, and the terms of the indemnifications vary but will ultimately be governed by the applicable statutes of limitations. In October 2003, A&L filed a lawsuit against the Company and a subsidiary alleging misrepresentation and breach of warranty in connection with the asset sale. The Company believes that A&L's claims are without merit and is vigorously contesting this lawsuit.

The Company has been named as a defendant or co-defendant in other legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to the Company's business. After consultations with counsel, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material adverse effect on the consolidated financial statements of the Company.

At December 31, 2004, the Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company's business in the normal course. The Company's outstanding guarantees at December 31, 2004 were as follows:

                                                        Related liability
                                          Maximum            balance
                                        undiscounted       recorded at
(Dollars in millions)                 future payments        12/31/04
---------------------                 ---------------   -----------------
Standby letters of credit:
   Insurance related                          $6.8             $6.8
   Other                                       0.3               --
Sale of certain construction assets      Unlimited               --
                                         =========             ====

The Company's banks issue standby letters of credit ("LOCs") on behalf of the Company under the Agreement as discussed more fully in Note 8 above. As of December 31, 2004, most of the Company's outstanding LOC amount was issued to an insurance company to serve as collateral for payments the insurer is required to make under certain of the Company's self-insurance programs. This LOC may be drawn upon in the event that the Company does not reimburse the insurance company for claims payments made on behalf of the Company. Such LOC renews automatically on an annual basis unless either the LOC is returned to the bank by the beneficiary or the Company's banks elect not to renew it.

14. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

The Company maintains a defined contribution retirement program through its ESOP, in which substantially all employees are eligible to participate. The ESOP offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Company's Board of Directors. Under the 401(k) Salary Redirection Program, the Company revised its matching contribution percentage effective January 1, 2004 to match up to 100% of the first 3% and 50% of the next full 3% of eligible salary contributed, thereby resulting in a Company match of as much as 4.5% of eligible salary contributed. Previously, the Company matched 100% of the first 5% and 50% of the next full 1% of eligible salary contributed by participants. The Company's matching contributions are invested not less than 25% in Michael Baker Corporation Common Stock, with the remaining 75% being available to invest in mutual funds or the Company's Common Stock, as directed by the participants. The Company's required cash contributions under this program amounted to $5,006,000, $6,341,000 and $6,006,000 in 2004, 2003 and 2002, respectively. An additional discretionary employer contribution of $1,500,000 for 2004 was approved by the Company's Board of Directors in February 2005, and accrued as of December 31, 2004. No discretionary employer contributions were expensed in either 2003 or 2002.

As of December 31, 2004, the market value of all ESOP investments was $159,000,000, of which 27% represented the market value of the ESOP's investment in Michael Baker Corporation Common Stock. The Company's ESOP held 26% of both the shares and voting power for the outstanding Common Stock of the Company at December 31, 2004.

15. STOCK-BASED COMPENSATION

In January 2003, the FASB issued SFAS 148, which amended SFAS 123 to provide alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based employee compensation. The Company subsequently adopted the prospective method of applying SFAS 148. Under the prospective method, the Company began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003. During 2004 and 2003, the Company granted a total of 14,000 options each year to its nonemployee Board members and recognized related compensation expense in the amount of $80,000 and $61,000, respectively. The exercise prices associated with these option grants were equal to the average market prices on the dates of the grants. No related stock compensation expense was recorded during 2002. The Company currently pays no dividends.

Prior to January 1, 2003, the Company utilized the intrinsic value method of accounting for stock-based compensation, as originally promulgated by APB 25 and as permitted under SFAS 123. Accordingly, no compensation expense was recognized for stock options granted prior to January 1, 2003. If compensation expense for the Company's stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, the Company's pro forma net income and net income per share amounts would have been as follows:

(In thousands)                                  2004     2003     2002
--------------                                -------   ------   ------
Net income, as reported                       $12,292   $2,066   $9,566
Add: Stock-based employee compensation
   expense included in reported net income,
   net of related tax effects                      77       33       58
Deduct: Total stock-based employee
   compensation expense determined under
   fair value method for all awards, net of
   related tax effects                           (176)    (202)    (630)
                                              -------   ------   ------
PRO FORMA NET INCOME                          $12,193   $1,897   $8,994
                                              =======   ======   ======

                                                 2004     2003     2002
                                                -----    -----    -----
Reported earnings per share:
   Basic                                        $1.46    $0.25    $1.15
   Diluted                                       1.44     0.25     1.12
Pro forma earnings per share:
   Basic                                        $1.45    $0.23    $1.08
   Diluted                                       1.43     0.23     1.05
                                              =======   ======   ======

16. STOCK OPTION PLANS

As of December 31, 2004, the Company had two fixed stock option plans. Under the 1995 Stock Incentive Plan (the "Plan"), the Company was authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through December 14, 2004. Under the amended 1996 Nonemployee Directors' Stock Incentive Plan (the "Directors' Plan"), the Company may grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to nonemployee board members through February 18, 2014. The Directors Plan was amended by a vote at the annual meeting of shareholders in April 2004 to increase the number of shares available for grant to 400,000 from 150,000 shares. Under both plans, the exercise price of each option equals the average market price of the Company's stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan, while the options under the Directors' Plan become fully vested on the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

Under the Directors' Plan, each nonemployee director was issued 1,000 restricted shares of Common Stock for a total of 7,000 shares of restricted stock issued in each of 2004 and 2003, and 8,000 shares of restricted stock issued in 2002. The Company recognized compensation expense totaling $63,000, $20,000 and $120,000 related to the issuance of these restricted shares in 2004, 2003 and 2002, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 2004, 2003 and 2002:

                                                Weighted average
                               Shares subject    exercise price
                                 to option          per share
                               --------------   ----------------
BALANCE AT DECEMBER 31, 2001       540,937           $ 7.98
                                  --------           ------
Options granted                    232,470            15.58
Options exercised                  (76,270)            7.51
Options forfeited or expired       (67,283)           12.78
                                  --------           ------
BALANCE AT DECEMBER 31, 2002       629,854           $10.34
                                  --------           ------
Options granted                     14,000             8.55
Options exercised                   (9,875)            4.94
Options forfeited or expired        (9,698)           14.47
                                  --------           ------
BALANCE AT DECEMBER 31, 2003       624,281           $10.32
                                  --------           ------
Options granted                     14,000            12.63
Options exercised                 (192,136)            7.88
Options forfeited or expired            --               --
                                  --------           ------
BALANCE AT DECEMBER 31, 2004       446,145           $11.44
                                  ========           ======

The weighted average fair value of options granted during 2004, 2003 and 2002 was $6.59, $3.99 and $8.01, respectively. As of December 31, 2004, no shares of the Company's Common Stock remained available for future grant under the expired Plan, while 256,000 shares were available for future grant under the Directors' Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2004:

                                     Options Outstanding                 Options Exercisable
                           --------------------------------------   ----------------------------
                           Number of   Average   Weighted average   Number of   Weighted average
Range of exercise prices    options     life*     exercise price     options     exercise price
------------------------   ---------   -------   ----------------   ---------   ----------------
$4.8125 - $6.9063            77,854      4.2          $ 6.02          77,854         $ 6.02
$7.8125 - $9.0000            48,957      6.6            8.47          48,957           8.47
$9.5313 - $12.850           144,710      4.2           10.36          60,371          10.68
$15.035 - $15.625           174,624      7.2           15.58         130,848          15.56
                            -------      ---          ------         -------         ------
   TOTAL                    446,145      5.6          $11.44         318,030         $11.21
                            =======      ===          ======         =======         ======

*    Average life remaining in years

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

                                             2004      2003      2002
                                           -------   -------   -------
Weighted average risk-free interest rate       5.5%      5.5%      5.7%
Weighted average expected volatility          45.4%     40.6%     47.7%
Expected option life                       6 YEARS   6 years   6 years
Expected dividend yield                          0%        0%        0%
                                           =======   =======   =======

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2004 (in thousands, except per share information):

                                                     2004 - THREE MONTHS ENDED
                                             -----------------------------------------
                                              Mar. 31    June 30   Sept. 30   Dec. 31*
                                             --------   --------   --------   --------
Total contract revenues                      $125,005   $130,603   $140,652   $154,492
Gross profit                                   20,941     23,990     21,986     19,271
Income before income taxes                      5,845      6,342      5,969      4,639
Net income                                      3,098      3,605      3,283      2,305
Diluted net income per common share          $   0.37   $   0.42   $   0.38   $   0.27
                                             ========   ========   ========   ========

* Includes pre-tax expense totaling $1.5 million for a discretionary employer contribution to the Company's 401(k) program (see Note 14).

                                                      2003 - Three Months Ended
                                             -----------------------------------------
                                              Mar. 31   June 30    Sept. 30    Dec. 31
                                             --------   --------   --------   --------
Total contract revenues                      $ 99,299   $104,799   $106,338   $115,547
Gross profit                                   13,446     15,019     16,282     16,357
Income/(loss) before income taxes                (179)       122      2,508      2,469
Net income/(loss)                                 (97)        68      1,205        890
Diluted net income/(loss) per common share   $  (0.01)  $   0.01   $   0.14   $   0.11
                                             ========   ========   ========   ========

MANAGEMENT'S REPORTS TO SHAREHOLDERS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of Michael Baker Corporation is responsible for preparing the accompanying financial statements and for ensuring their integrity and objectivity. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the Company. The financial statements include amounts that are based on management's best estimates and judgments.

The Company's financial statements have been audited by PricewaterhouseCoopers LLP, independent registered public accountants, as selected by the Audit Committee. Management has made available to PricewaterhouseCoopers LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent registered public accountants to discuss the adequacy of the Company's internal control over financial reporting, its financial statements, and the nature, extent and results of the audit effort. Both the internal auditors and the independent accountants have free and direct access to the Audit Committee without the presence of management.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.


/s/ Donald P. Fusilli, Jr.
-------------------------------------
Donald P. Fusilli, Jr.
President and Chief Executive Officer


/s/ William P. Mooney
-------------------------------------
William P. Mooney
Executive Vice President and Chief
Financial Officer


/s/ Craig O. Stuver
-------------------------------------
Craig O. Stuver
Senior Vice President, Corporate
Controller and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Michael Baker Corporation:

We have completed an integrated audit of Michael Baker Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/s/ PricewaterhouseCoopers LLP
-------------------------------------
Pittsburgh, Pennsylvania
March 15, 2005

SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares

The principal market on which Michael Baker Corporation Common Stock is traded is the American Stock Exchange. High and low closing prices of the Common Stock for each quarter during 2004 and 2003 were as follows:

                      2004                                2003
       ---------------------------------   ---------------------------------
       Fourth    Third   Second    First   Fourth    Third   Second    First
       ------   ------   ------   ------   ------   ------   ------   ------
High   $20.10   $16.68   $15.80   $12.84   $10.80   $11.02   $10.70   $11.00
Low     15.40    13.12    11.15    10.02     9.47     9.46     8.37     7.35
       ======   ======   ======   ======   ======   ======   ======   ======