Form 10-K, Exhibit 13
period 2005-12-31
BAKER MICHAEL CORP
filed 2006-08-15
CIK 9263

                                                                               .
                                                                               .
                                                                               .
                                                                    EXHIBIT 13.1

SELECTED FINANCIAL DATA

(Dollar amounts in thousands,                            Restated*          Restated*        Restated*          Restated*
except per share information)               2005              2004              2003              2002               2001
--------------------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS
Total contract revenues             $    579,278       $   552,046        $  426,761        $  405,264        $   403,222
Income from operations                    16,882            18,868             5,720            16,354             19,603
Net income/(loss)                          5,051             8,394              (800)            9,039              8,751
Diluted earnings/(loss) per share   $       0.58       $      0.98        $    (0.10)       $     1.06        $      1.04
Return/(loss) on average equity              6.5%             12.1%             (1.2)%            14.8%              16.8%
--------------------------------------------------------------------------------------------------------------------------

FINANCIAL CONDITION
Total assets                        $    225,461       $   215,013        $  181,099        $  145,495        $   143,562
Working capital                     $     49,264       $    43,624        $   42,768        $   35,512        $    32,172
Current ratio                               1.35              1.32              1.42              1.47               1.37
Long-term debt                      $          -       $         -        $   13,481        $        -        $         -
Shareholders' investment                  79,824            74,781            64,343            65,977             56,398
Book value per outstanding share            9.40              8.78              7.73              7.87               6.81
Year-end closing share price        $      25.55       $     19.60        $    10.35        $    10.95        $     15.20
--------------------------------------------------------------------------------------------------------------------------

CASH FLOW
Net cash provided by/(used in)
   operating activities             $     12,461       $    28,494        $  (14,658)       $   (9,139)       $    19,602
Net cash (used in)/provided by
   investing activities                   (7,078)           (4,055)           (4,787)              121             (7,718)
Net cash (used in)/provided by
   financing activities                   (1,813)          (18,094)           18,686               421             (2,524)
--------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash         $      3,570       $     6,345        $     (759)       $   (8,597)       $     9,360
--------------------------------------------------------------------------------------------------------------------------

BACKLOG
Total                               $  1,321,800       $ 1,399,500        $  720,700        $  545,200        $   509,600
--------------------------------------------------------------------------------------------------------------------------

SHARE INFORMATION
Year-end shares outstanding                8,490             8,519             8,320             8,384              8,278
Average diluted shares
  outstanding during year                  8,715             8,554             8,403             8,543              8,449
--------------------------------------------------------------------------------------------------------------------------

* See Note 2 to our consolidated financial statements in this Form 10-K for a discussion of the restatement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESTATEMENT

We have restated our previously issued consolidated financial statements for the years 2004 and 2003, as well as our previously issued selected financial data for the years 2004, 2003, 2002 and 2001, for the matters discussed more fully in
Note 2 to our consolidated financial statements in this Form 10-K. All amounts and commentary included in this Management's Discussion and Analysis of Financial Condition and Results of Operations section give effect to the restatement.

As a result, we did not timely file our quarterly reports on Form 10-Q for the periods ended June 30, 2005, September 30, 2005, and March 31, 2006, or our annual report on Form 10-K for the year ended December 31, 2005, with the Securities and Exchange Commission ("SEC"). These failures to file timely SEC reports have caused us to be out of compliance relative to our listing agreement with the American Stock Exchange. The American Stock Exchange has indicated that we must file the above referenced SEC Forms no later than August 15, 2006 in order to regain compliance.

In addition, we did not meet the SEC's filing deadline related to our Form 10-Q for the second quarter of 2006. Accordingly, we will remain out of compliance relative to our listing agreement with the American Stock Exchange until our Form 10-Q for the second quarter of 2006 is filed. We have requested an extension of time from the American Stock Exchange to regain compliance with our listing agreement.

BUSINESS OVERVIEW

We provide engineering and energy expertise for public and private sector clients worldwide. Our primary services include engineering design for the transportation and civil infrastructure markets, operation and maintenance of oil and gas production facilities, architectural and environmental services, and construction management services for buildings and transportation projects. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity.

BUSINESS ENVIRONMENT

Our operations are affected by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for our services in the engineering and energy markets. We could also be affected by additional external factors such as price fluctuations and capital expenditures in the energy industry.

Since its approval in 1998, the federal government's TEA-21 legislation has made significant transportation infrastructure funding available to the various state agencies. TEA-21 expired on September 30, 2003, but was extended 11 times at previous funding levels. On August 10, 2005, the U.S. Congress approved a new, six-year $286.5 billion measure entitled SAFETEA-LU, the Safe, Accountable, Flexible, Efficient Transportation Equity Act-A Legacy for Users. This new level of guaranteed funding reflects an increase of approximately 46% over the TEA-21 levels. The most significant impact of the numerous extensions of TEA-21 was that many states were unable or unwilling to make sizeable long-term investments in major transportation infrastructure projects. This, in turn, has had a marginally adverse impact on our transportation planning, design and construction management services in 2005. However, with the new bill now enacted, we expect to see increasing activity occurring in the second half of 2006 and into 2007. From 2002 through 2005, we have observed increased federal spending activity on Departments of Defense ("DoD") and Homeland Security ("DHS") activities, including the Federal Emergency Management Agency ("FEMA"). To mitigate the effect of the state transportation budget constraints on our business, management has focused more marketing and sales activity on these agencies (DoD and DHS) of the federal government. As a result of this strategy, we increased our revenues from U.S. Federal government contracting activity in excess of 100 percent since 2002. Additional government spending in these areas, or on transportation infrastructure, could result in profitability and liquidity improvements for us. Significant contractions in any of these areas could unfavorably impact our profitability and liquidity. In March 2004, we announced that we had been awarded a five-year contract with FEMA for up to $750 million to serve as the Program Manager to develop, plan, manage, implement, and monitor the Multi-Hazard Flood Map Modernization Program for flood hazard mitigation across the United States and its territories. Approximately $566 million of this contract value was included in our backlog as of December 31, 2005. In addition, during 2004, we were selected for several indefinite delivery/indefinite quantity task order contracts by the U.S. Army Corps of Engineers, U.S. Air Force and the U.S. National Guard. During 2004, we were also selected for several contracts with the Mineral Management Service, agencies within the U.S. Department of Transportation, DHS (which includes FEMA, US-VISIT and the U.S. Coast Guard), the Department of Energy, and the Federal Bureau of Investigation. During 2005, we continued to be awarded new work from DOD and DHS, including a five-year indefinite delivery/indefinite quantity contract with a potential maximum value of $30 million by the U.S. Army Corp of Engineers, Transatlantic Programs Center. In addition, we received a three-year, indefinite delivery/indefinite quantity contract with a potential maximum value of $3 million from the Savannah District, U.S. Army Corp of Engineers.

In 2003, our Energy business refocused its offshore Managed Services offering to include onshore U.S. oil and gas producers, as demonstrated by two new four-year contracts totaling $144 million received during 2003 from Huber Energy. During 2005, we received an additional $1.0 million per year onshore Managed Services contract in the Powder River Basin of Wyoming from Storm Cat Energy, to operate and maintain its coal bed methane production facilities, which are adjacent to the Huber properties. With regard to offshore Managed Services, during the third quarter of 2004, we executed a long-term, multi-million dollar Managed Services contract with Anglo-Suisse Offshore Partners, LLC ("ASOP") to operate, maintain and optimize the performance of ASOP's offshore oil and gas producing properties in the Gulf of Mexico. We have also increased our presence into the deepwater Gulf of Mexico and international markets, where oil and gas producers are currently investing significant amounts of capital for new projects. Internationally, we received a multi-million dollar contract in 2005 to provide operations assurance services for the Agbami Floating Production Storage and Offloading Project in deepwater offshore Nigeria.

RESULTS OF OPERATIONS

The following table reflects a summary of our operating results (excluding intercompany transactions) for ongoing operations for the years ended December 31, 2005, 2004 and 2003 (dollars in millions). We evaluate the performance of our segments primarily based on income from operations before Corporate overhead allocations. Corporate overhead is allocated between our Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll.

                                  TOTAL CONTRACT REVENUES/INCOME FROM OPERATIONS
---------------------------------------------------------------------------------------------------------------
                                                                                     Restated         Restated
                                                                      2005               2004             2003
---------------------------------------------------------------------------------------------------------------
ENGINEERING
Total contract revenues                                       $      371.1      $       343.3     $      250.6

Income from operations pre-Corporate overhead                         40.2               33.2             17.9
   Percentage of Engineering revenues                                 10.8%               9.7%             7.1%
Less:  Corporate overhead                                            (13.6)             (11.3)           (11.5)
   Percentage of Engineering revenues                                  3.7%               3.3%             4.6%
---------------------------------------------------------------------------------------------------------------
Income from operations                                                26.6               21.9              6.4
   Percentage of Engineering revenues                                  7.2%               6.4%             2.6%
---------------------------------------------------------------------------------------------------------------

ENERGY
Total contract revenues                                              208.2              208.7            176.2

Income/(loss) from operations pre-Corporate overhead                  (0.9)               2.7              4.7
   Percentage of Energy revenues                                      (0.4)%              1.3%             2.7%
Less:  Corporate overhead                                             (5.1)              (4.7)            (4.0)
   Percentage of Energy revenues                                       2.4%               2.3%             2.3%
---------------------------------------------------------------------------------------------------------------
Income/(loss) from operations                                         (6.0)              (2.0)             0.7
   Percentage of Energy revenues                                      (2.9)%             (1.0)%            0.4%
---------------------------------------------------------------------------------------------------------------

TOTAL REPORTABLE SEGMENTS
Total contract revenues                                              579.3              552.0            426.8

Income from operations pre-Corporate overhead                         39.3               35.9             22.6
   Percentage of total reportable segment revenues                     6.8%               6.5%             5.3%
Less:  Corporate overhead                                            (18.7)             (16.0)           (15.5)
   Percentage of total reportable segment revenues                     3.2%               2.9%             3.6%
---------------------------------------------------------------------------------------------------------------
Income from operations                                                20.6               19.9              7.1
   Percentage of total reportable segment revenues                     3.6%               3.6%             1.7%
---------------------------------------------------------------------------------------------------------------

OTHER CORPORATE/INSURANCE EXPENSE                                     (3.7)              (1.0)            (1.4)
---------------------------------------------------------------------------------------------------------------

TOTAL COMPANY - INCOME FROM OPERATIONS                        $       16.9      $        18.9     $        5.7
   Percentage of total Company revenues                                2.9%               3.4%             1.3%
===============================================================================================================

Total Contract Revenues

Total contract revenues increased 5% for 2005. In our Engineering segment, revenues increased 8%, reflecting the addition of the above mentioned FEMA map modernization program management project, which commenced near the end of the first quarter of 2004. In addition, as a result of achieving certain performance levels from the second quarter of 2004 through the third quarter of 2005 on this project, the Engineering segment recognized revenue associated with incentive awards totaling $6.4 million during 2005. Total revenue from FEMA was $114 million in 2005 versus $80 million in 2004. Much of the FEMA revenue growth was associated with the cost of building the information infrastructure required for the project. Revenue from Engineering's private and public sector clients increased 9% and 8%, respectively. In the our Energy segment, revenues decreased slightly as a result of lower revenues on certain contracts in Energy's computerized maintenance management and operations assurance services ("CMMS") business, as partially offset by revenue increases associated with the addition of the aforementioned ASOP Managed Services, Storm Cat Energy and Agbami projects. The lower 2005 revenues associated with CMMS contracts were due to the wind down of several projects during late 2004 and early 2005. Also negatively impacting Energy revenues in 2005 was the loss of certain offshore projects in the Gulf of Mexico, where properties were sold and we were not able to retain the contracts with the new owners.

Total contract revenues increased 29% for 2004. In our Engineering segment, revenues increased 37%, reflecting the addition of the above mentioned FEMA map modernization program management project, which commenced near the end of the first quarter of 2004. Engineering's revenues were lower during 2003 due to delays in the commencement of certain public sector projects due to state budget constraints in the first half of 2003 and a slow down in its private sector contract activity during 2003. Revenues from our Engineering segment's private sector clients increased by 4% in 2004, while revenues from public sector clients increased by 41% as a result of the new FEMA project. Engineering's revenues for transportation-related services increased by 6% in 2004 due to the continued funding of transportation infrastructure projects under the TEA-21 legislation. In our Energy segment, revenues increased 19% for 2004 primarily as the result of the two new onshore Managed Services contracts that commenced during 2003, as well as the addition of several new overseas contracts and additions to existing contracts that occurred during 2003 and 2004.

Gross Profit
Expressed as a percentage of total contract revenues, gross profit decreased to 14.4% in 2005 from 15.7% in 2004. Our Engineering segment's gross profit percentage increased slightly to 19.5% in 2005 from 19.4% in 2004. With respect to FEMA, the positive effect of the aforementioned incentive awards was more than offset by a higher use of subcontractors (at lower margins) to build the information infrastructure in 2005. Our Energy segment's gross profit percentage decreased to 7.1% in 2005 from 9.9% in 2004. In 2005, Energy's gross profit expressed as a percentage of revenues was adversely affected by the previously mentioned loss of certain projects in the Gulf of Mexico and the resulting change in our contract mix toward lower margin labor-based contracts, and the delays and cancellations of contracts in our CMMS business and related headcount reductions that occurred during the first and second quarters of 2005. We also increased our reserve for medical insurance claims by $0.7 million during the second quarter of 2005 and the majority of this expense was allocated to cost of work performed, thereby reducing gross profit for both the Engineering and Energy segments. Our gross profit for 2005 was further unfavorably impacted by $1.25 million as a result of the subsequent event relating to a professional liability insurance claim that is further discussed in Note 17 to the accompanying consolidated financial statements. Additionally, higher costs related to workers' compensation and general liability claims had a negative impact on our Energy segment's gross profit for 2005.

Expressed as a percentage of total contract revenues, gross profit increased to 15.7% in 2004 from 14.3% in 2003. Overall, our 2004 gross profit expressed as a percentage of revenues benefited from cost reduction measures implemented by management relative to our medical insurance coverage and from lower workers' compensation and general liability insurance costs associated with several favorable claim developments. Our Engineering segment's gross profit percentage increased to 19.4% in 2004 from 18.1% in 2003. This increase is primarily attributable to the effect of the new FEMA project, as slightly offset by higher medical insurance costs. Our Energy segment's gross profit percentage increased slightly to 9.9% in 2004 from 9.7% in 2003. This slight improvement reflects an increase in gross profit related to certain Managed Services contracts in 2004, cost reduction measures we implemented relative to our medical and 401(k) retirement benefit plans, and lower general liability insurance costs partially offset by lower profitability associated with certain overseas contracts.

Direct labor expressed as a percentage of total contract revenues was 31%, 30% and 37% in 2005, 2004 and 2003, respectively. Direct labor is a major component of our cost of work performed due to the nature of our service businesses. The recent decreases were attributable to greater usage of subcontractors by both our Engineering and Energy segments as compared to 2003.

Selling, General and Administrative Expenses
Selling, general and administrative ("SG&A") expenses expressed as a percentage of total contract revenues decreased to 11.5% in 2005 from 12.2% in 2004. In the Engineering segment, SG&A expenses expressed as a percentage of revenues decreased to 12.3% in 2005 from 13.1% in 2004. In the Energy segment, SG&A expenses expressed as a percentage of revenues decreased to 10.0% in 2005 from 10.9% in 2004. These decreases in SG&A expenses expressed as a percentage of revenues primarily reflect the combination of significantly lower incentive compensation expense in both segments for 2005 in conjunction with the 5% increase in revenues. In addition to significantly lower incentive compensation expense being recorded in 2005 due to our 2005 financial performance, amounts previously accrued at December 31, 2004 under our long-term incentive compensation plan and totaling $0.3 million were reversed in the second quarter of 2005 when such amounts were no longer considered to be payable under the plan. Offsetting these decreases in SG&A expenses expressed as a percentage of revenues was the effect of our settling the A&L litigation. As discussed in Note 17 to the accompanying financial statements, this settlement had the effect of increasing our SG&A expenses (specifically Corporate overhead expense) by $0.9 million in the second quarter of 2005. Aside from the effect of this litigation settlement, Corporate overhead expense increased by $1.8 million for 2005, primarily due to higher salary and salary-related costs and professional fees. Professional fees related to the restatement totaled $0.5 million in 2005.

SG&A expenses expressed as a percentage of total contract revenues decreased to 12.2% in 2004 from 13.0% in 2003. Despite a 22% increase in SG&A expenses for 2004, the decrease in SG&A expenses as a percentage of revenues resulted from the aforementioned 29% increase in revenues. The increase in SG&A expenses was primarily related to accruals for our 2004 short-term and long-term incentive compensation programs at maximum levels. Allocated Corporate overhead costs expressed as a percentage of revenues decreased in 2004 as a result of lower spending associated with our new information systems, as partially offset by professional fees totaling $1.0 million incurred during 2004 in connection with our implementation of SOX. In our Engineering segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenues decreased to 13.1% in 2004 from 15.5% in 2003. Engineering's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues decreased to 9.8% in 2004 from 10.9% in 2003. Engineering's Corporate overhead allocation amount was slightly lower in 2004, while its revenues increased by 37%. In addition, our Engineering segment's higher 2004 incentive compensation costs were more than offset by revenue increases resulting in an SG&A percentage decrease, excluding Corporate overhead. In our Energy segment, SG&A expenses (including Corporate overhead) expressed as a percentage of revenues increased to 10.9% in 2004 from 9.4% in 2003. Our Energy segment's SG&A expenses (excluding Corporate overhead) expressed as a percentage of revenues increased to 8.6% in 2004 from 7.1% in 2003. Energy's Corporate overhead allocation percentage was 2.3% in both 2004 and 2003; accordingly, higher 2004 incentive compensation expense accounted for both of Energy's SG&A percentage increases.

Other Income and Expense
Interest income increased to $0.3 million in 2005 versus $0.1 million in 2004. We were in a net invested position for the majority of 2005 versus a net borrowed position for the majority of 2004. Interest expense increased to $1.5 million in 2005 from $1.4 million in 2004. As a result of our underpayment of income, payroll, value added, and sales and use taxes in our Energy segment (see further discussion in Note 2 to the accompanying consolidated financial statements), we accrued $1.4 million in interest expense in 2005 versus $1.1 million in 2004. Other expense for 2005 totaled $0.6 million and included a write-down totaling $0.6 million associated with an unconsolidated Energy subsidiary as the result of Hurricanes Katrina and Rita. Other income for 2004 totaled $1.2 million and primarily included a gain of

$0.2 million on the sale of an investment and equity earnings totaling $0.6 million from two unconsolidated minority-owned ventures.

Interest income was an insignificant amount in 2004 and 2003 due to minimal invested amounts and low interest rates on investments during both years. Interest expense was $1.4 million in both 2004 and 2003. We were in a net borrowed position under our credit agreement for the majority of 2003 and the first quarter of 2004. This borrowed position during the majority of 2003 and early 2004 resulted from changes in our billing process and system effective January 1, 2003, which caused temporary delays in both client billings and cash collections during 2003. (See additional discussion under the Liquidity and Capital Resources section below.) During the second and third quarters of 2004, we alternated back and forth between net borrowed and net invested positions. During the majority of the fourth quarter of 2004, we were in a net invested position. As a result of our restatement, we accrued $1.1 million in interest expense in 2004 versus $0.6 million in 2003. These interest accruals relate to the underpayment of income, payroll, value added and sales and use taxes in our Energy segment (see further discussion in Note 2 to the accompanying consolidated financial statements). Other income was $1.2 million for 2004 as compared to other expense of $0.7 million for 2003. Other expense for 2003 primarily consisted of a $0.8 million impairment of an investment in Energy Virtual Partners ("EVP"), an Energy services business, whose board voted to discontinue operations and liquidate the business.

Income Taxes
Our provisions for income taxes resulted in effective tax rates of 67% in 2005, 55% in 2004, and 122% in 2003. The variance between the United States ("U.S.") federal statutory rate and the effective rate for these periods is due primarily to taxes on foreign income, which we are not able to offset with U.S. foreign tax credits. Our effective rate is also negatively impacted by state income taxes, permanent items that are not deductible for U.S. tax purposes and Nigerian income taxes that are levied on a deemed income basis.

CONTRACT BACKLOG

(In millions)                          DECEMBER 31, 2005       December 31, 2004
---------------------------------------------------------------------------------
Engineering                                    $ 1,109.2               $ 1,115.2
Energy                                             212.6                   284.3
---------------------------------------------------------------------------------
Total
                                               $ 1,321.8               $ 1,399.5
=================================================================================

Backlog consists of that portion of uncompleted work that is represented by signed or executed contracts. Certain of our contracts with the Federal government and other clients may be terminated at will, or option years may not be exercised; therefore, no assurance can be given that all backlog will be realized.

As of December 31, 2005 and 2004, $566 million and $678 million of our backlog relates to a $750 million contract in the Engineering segment to assist FEMA in conducting a large-scale overhaul of the nations flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. Due to the task order structure of the contract, realization of the timing and amount of the original contract value of $750 million remains difficult to predict. FEMA has identified specific program objectives and priorities which it intends to accomplish under this program. As the initial task orders are completed and progress against objectives is measured, we will become better able to predict realization of this contract award. We may at a time in the future reduce the backlog accordingly.

In our Energy segment, we also consider purchase orders from clients for labor services as backlog. These purchase orders typically have a twelve-month term. Amounts recorded as revenues on a periodic basis are reduced from backlog. Most purchase orders have cancellation clauses with thirty-day notice provisions.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $12.5 million in 2005 and $28.5 million in 2004 compared to net cash used in operating activities of $14.7 million in 2003. The decrease in cash provided by operating activities for 2005 resulted primarily from lower net income, higher days sales outstanding associated with our net unbilled revenues, and lower accrued compensation (related to the 2004 incentive compensation bonuses that were paid in 2005). The cash provided by operating activities for 2004 was the direct result of significantly higher net income, higher payables at year-end 2004 associated with Engineering's new FEMA project, the accrued Engineering and Energy 2004 incentive compensation bonuses, and the accrued 2004 discretionary contribution to our 401(k) retirement plan totaling $1.5 million. The cash used in operating activities for 2003 was negatively affected by lower net income and year-end 2003 increases in receivables and net unbilled revenues of $9.2 million and $10.3 million, respectively. These increases were related to our implementation of our new billing system and related changes to our billing process effective January 1, 2003. As a result of these billing system and process changes, we experienced certain data conversion and training issues, which caused delays in producing client invoices during the first quarter of 2003.

Net cash used in investing activities was $7.1 million, $4.1 million and $4.8 million in 2005, 2004 and 2003, respectively. The cash used in investing activities for all three years relate entirely to capital expenditures. The capital expenditures for 2005 include office and field equipment purchases totaling $3.0 million, computer and software equipment totaling $3.1 million and leasehold improvements totaling $0.9 million. The capital expenditures for 2004 included office and field equipment purchases totaling $1.5 million, upgrades to our information systems totaling $1.0 million, and computer software and equipment purchases totaling $0.9 million. For 2003, the capital expenditures included leasehold improvements totaling $2.5 million for our largest Engineering office and $1.4 million relating to the new information systems. Our capital expenditures also included computer equipment and software purchases totaling $0.7 million for 2003. We also acquire computer equipment and software, as well as office space, furniture and fixtures, motor vehicles, and other equipment through operating leases. The use of operating leases reduces the level of capital expenditures that would otherwise be necessary to operate both segments of our business.

Net cash used in financing activities was $1.8 million and $18.1 million for 2005 and 2004, respectively, versus net cash provided by financing activities of $18.7 million for 2003. The cash usage for financing activities during 2005 resulted from stock repurchases totaling $1.8 million for 104,300 treasury shares, as partially offset by proceeds from the exercise of stock options in an amount of $0.6 million. During 2005, we also paid $0.6 million in capital lease obligations. The cash usage for financing activities during 2004 resulted from repayments of long-term debt totaling $13.5 million, the elimination of a book overdraft balance from year-end 2003 and payments for capital lease obligations of $0.3 million, as partially offset by proceeds from the exercise of stock options totaling $1.7 million. The cash provided by financing activities for 2003 reflects the proceeds from long-term debt totaling $13.5 million (which was used to fund the aforementioned working capital needs in conjunction with changes in our billing process and system and the resultant billing and collection delays), our book overdraft position with our bank at year-end 2003 and payments for capital lease obligation of $0.2 million. In addition, pursuant to our stock repurchase program, we paid $0.7 million to acquire 80,400 additional treasury shares during the first quarter of 2003.

In 1996, our Board of Directors authorized the repurchase of up to 500,000 shares of our Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. During 2003, we repurchased 80,400 treasury shares at an average market price of $8.58 per share (based on market prices ranging from $7.90 to $8.81 per share) for a total cost of $690,000. We made no treasury share repurchases during 2004. During the second and third quarters of 2005, we repurchased 104,300 treasury shares at an average market price of $17.11 per share (based on market prices ranging from $16.35 to $18.56 per share) for a total cost of $1,808,000. As of December 31, 2005, 520,319 treasury shares had been repurchased under our Board's authorizations. Under our credit agreement which became effective in September 2004 (see discussion below), our treasury share repurchases cannot exceed $5 million during the four-year term of the agreement.

The following table represents the number of shares available for repurchase under our stock repurchase program:

                                                                         2005            2004           2003
-------------------------------------------------------------------------------------------------------------
Shares available for repurchase - beginning of the year               583,981         583,981        164,381
Additional share authorization                                              -               -        500,000
Share repurchases                                                    (104,300)              -        (80,400)
-------------------------------------------------------------------------------------------------------------
Shares available for repurchase - end of the year                     479,681         583,981        583,981
=============================================================================================================

Working capital increased to $49.3 million at December 31, 2005 from $43.6 million at December 31, 2004. Our current ratios were 1.35:1 and 1.32:1 at the end of 2005 and 2004, respectively.

We have an unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for a commitment of $60 million through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 2005, only letters of credit totaling $7.0 million were outstanding under the Agreement. The Agreement requires us to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. We expect to be in compliance with these financial covenants for at least the next year.

In connection with the restatement of our consolidated financial statements through March 31, 2005, we did not timely file our quarterly reports on Form 10-Q for the second and third quarters of 2005 and the first quarter of 2006, or our annual report on Form 10-K for the year ended December 31, 2005. As a result, several covenant violations related to the timing of our financial reporting occurred under the Agreement. The lenders have waived these violations by allowing us to file our Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005, our Form 10-K for the year ended December 31, 2005, and our Form 10-Q for the quarter ended March 31, 2006, with the SEC by August 15, 2006. We expect to complete all of these past due filings by August 15, 2006.

Furthermore, we did not meet the SEC's filing deadline related to our Form 10-Q for the second quarter of 2006. Accordingly, our lenders have also waived our resulting covenant violation related to the timing of this filing by allowing us to file such Form 10-Q by September 30, 2006. We currently expect to be able to file our Form 10-Q for the second quarter of 2006 by September 30, 2006. Beginning with our Form 10-Q filing for the third quarter of 2006, we currently expect to complete our quarterly and annual SEC filings within the SEC's filing deadlines.

In 2003, as a result of the increased borrowings and our financial performance, we were required to seek and obtain waivers of several of our financial ratio covenants at the end of the second and third quarters. The most notable covenants that required waivers were debt to cash flow and leverage ratios. In connection with the third quarter waiver, we were able to amend our minimum owners' equity and leverage ratio financial covenants effective with the fourth quarter of 2003 computations, and the cost in excess of billings covenant was eliminated.

In the second quarter of 2003, we also entered into an agreement with our banks to provide a Revolving Credit Note (the "Note") in the amount of $5 million through the middle of the third quarter of 2003. The Note provided us with additional liquidity that was needed in conjunction with changes in our billing process and system which caused temporary delays in both client billings and cash collections during the first nine months of 2003. All borrowings were repaid and the Note matured during the third quarter of 2003.

We plan to utilize our borrowing capacity under the Agreement for short-term working capital needs, to support strategic opportunities that management identifies, and to make our past due tax payments. Our strategy is to better position ourselves for growth in our Engineering and Energy segments through selected opportunistic acquisitions that compliment our experience, skill and geographic presence. We consider acquisitions and investments as components of our growth strategy and intend to use both existing cash and the Agreement to fund such endeavors. If we commit to funding future acquisitions, we may need to adjust our credit facilities to reflect a longer repayment period on borrowings used for acquisitions.

After giving effect to the foregoing, we believe that the combination of cash generated from operations and our existing credit facility will be sufficient to meet our operating and capital expenditure requirements for at least the next year.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2005 are as follows:

(Amounts in thousands)
--------------------------------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                                               Payments due by period
                                                          ----------------------------------------------------------
                                                  Total     Within 1 year   2 - 3 years   4 - 5 years  After 5 years
--------------------------------------------------------------------------------------------------------------------
Operating lease obligations                     $ 65,738        $ 15,130      $ 24,904      $ 14,370       $ 11,334
Capital lease obligations                          1,726             814           883            29              -
Purchase obligations                               6,580           3,050         3,350           180              -
Other long-term liabilities                          707               -             -             -            707
--------------------------------------------------------------------------------------------------------------------
Total contractual obligations                   $ 74,751        $ 18,994      $ 29,137      $ 14,579       $ 12,041
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
 OFF-BALANCE SHEET ARRANGEMENTS                                Amount of commitment expiration per period
                                                          ----------------------------------------------------------
                                                  Total     Within 1 year   2 - 3 years   4 - 5 years   Over 5 years

--------------------------------------------------------------------------------------------------------------------
Standby letters of credit                        $ 6,957          $    -        $    -         $   -       $  6,957
Performance and payment bonds                         30              30             -             -              -
--------------------------------------------------------------------------------------------------------------------
Total commercial commitments                     $ 6,987          $   30        $    -         $   -       $  6,957
====================================================================================================================

We primarily utilize operating leases to acquire assets used in our daily business activities. These assets include office space, computer and related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our consolidated balance sheets. Our most significant individual operating lease commitment relates to approximately 117,000 square feet of office space under lease in Moon Township, PA for our corporate and Engineering segment headquarters, through January 31, 2013. The related lease commitment for this office space totaled $16.1 million at December 31, 2005.

Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices as of December 31, 2005. These obligations are associated with such items as maintenance agreements related to our information and telecommunication systems, services related to audits of our consolidated and subsidiary financial statements, insurance premiums and consulting agreements. Other long-term liabilities include those amounts on our December 31, 2005 balance sheet representing deferred compensation payable to our board of directors.

Our banks issue standby letters of credit ("LOCs") on our behalf of under the Agreement discussed above. As of December 31, 2005, most of our outstanding LOCs were issued to an insurance company to serve as collateral for payments the insurer is required to make under certain of our self-insurance programs. This LOC may be drawn upon in the event that we do not reimburse the insurance company for claims payments made on our behalf. Such LOC renews automatically on an annual basis unless either the LOC is returned to the bank by the beneficiary or our banks elect not to renew it.

CRITICAL ACCOUNTING POLICIES

We have identified the following critical accounting policies as those that are most important to the portrayal of our results of operations and financial condition, and which require management's most difficult, subjective or complex judgments. Each of these policies are also addressed in Note 1 to the consolidated financial statements.

Project Cost Estimates to Complete - We utilize the percentage-of-completion method of accounting for the majority of our contracts in our Engineering segment. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and other direct costs ("ODCs") incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project's percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. The percentage-of-completion method is also to account for certain construction-type contracts in our Energy segment. We have a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2005, management does not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

Revenue Recognition - As referenced above, we recognize revenue under the percentage-of-completion method for the majority of our Engineering segment contracts in accordance with AICPA Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $1.4 million and $2.0 million as of December 31, 2005 and 2004, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed.

Our Energy segment recognizes revenue for the majority of its contracts in accordance with SEC Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition." SAB 104 requires that revenue should generally be recognized only after (1) persuasive evidence of an arrangement exists, (2) the related services have been rendered, (3) our selling price is fixed or determinable, and (4) collectibility is reasonably assured.

Income Taxes - We account for income taxes in accordance with Statement of Financial Accounting Standards No. ("SFAS") 109. We record our annual current tax provision based upon our book income plus or minus any permanent and temporary differences multiplied by the statutory rate in the appropriate jurisdictions where we operate. In certain foreign jurisdictions where we operate, income tax is based on a deemed profit methodology which is a function of revenue. In these foreign jurisdictions, we calculate our annual current tax provision based on our recorded revenue multiplied by the foreign jurisdictions statutory rates. The calculation of our annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause our recorded tax liability to differ from the actual amount due.

We recognize current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. We also recognize deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences and carryforwards. Our current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where we operate. We do not consider the effects of future changes in tax laws or rates in the current period. We analyze our deferred tax assets and place a valuation allowance on those assets, if we do not expect the realization of these assets to be more likely than not.

Contingencies - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of our exposure to insurance claims that fall below policy deductibles and to litigation and other legal claims and contingencies, as well as in determining our liabilities for incurred but not reported ("IBNR") insurance claims. Significant judgments by us, and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in our financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined. We do not believe that material changes to these estimates are reasonably likely to occur.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, which replaces SFAS 123 and supersedes Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees." SFAS 123R also amends SFAS 95, "Statement of Cash Flows," to require reporting of excess tax benefits from the exercises of stock-based compensation awards as a financing cash inflow rather than as an operating cash inflow. The Securities and Exchange Commission ("SEC") subsequently amended the effective date of SFAS 123R to be effective for the first interim period after December 31, 2005 for calendar year companies. SFAS 123R requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date, and shall not apply to awards granted in periods before the required effective date, except if prior awards are modified, repurchased or cancelled after the effective date. In March 2005, the SEC released Staff Accounting Bulletin ("SAB") 107 to assist registrants in implementing SFAS 123R while enhancing the information that investors receive. The FASB has also issued interpretative guidance. We will adopt the provisions of SFAS 123R on January 1, 2006 and expect to use the modified prospective application method in our adoption of SFAS 123R. SFAS 123R will not have a material impact on our financial statements since we have been recording our stock-based compensation expense under the fair value method in accordance with SFAS 123 since January 1, 2003.

In December 2004, the FASB issued SFAS 153 "Exchanges of Nonmonetary Assets - an Amendment of APB No. 29." APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the provisions of this statement will have any impact on our financial statements.

In December 2004, the FASB issued Staff Position No. ("FSP") 109-1, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," and 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-1 provides guidance on the application of SFAS 109, "Accounting for Income Taxes," to the provision within the American Jobs Creation Act of 2004 ("the Act") that provides a tax deduction on qualified production activities. FSP 109-2 provides for a special one-time tax benefit on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. Both FSP 109-1 and 109-2 were effective upon issuance. Neither of these provisions had any impact on our 2005 financial statements.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. This interpretation was effective for fiscal years ending after December 15, 2005. We adopted FIN 47 in the fourth quarter of 2005, and such adoption had no impact on our financial statements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3." SFAS 154 requires, among other things, retrospective application, unless impracticable, to prior period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 is effective for us beginning January 1, 2006. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes." FIN 48 provides guidance on the measurement, recognition, classification and disclosure of, as well as the interim period accounting for, uncertain tax positions. We will be required to adopt the provisions of FIN 48 effective January 1, 2007. We are currently evaluating the impact that FIN 48 will have on our financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

                                                                             FOR THE YEARS ENDED DECEMBER 31,
----------------------------------------------------------------------------------------------------------------------
                                                                                             2004                2003
                                                                                   (As Restated -      (As Restated -
(In thousands, except per share amounts)                                2005          See Note 2)         See Note 2)
----------------------------------------------------------------------------------------------------------------------
Total contract revenues                                         $    579,278        $     552,046       $     426,761

Cost of work performed                                               495,883              465,601             365,703
----------------------------------------------------------------------------------------------------------------------
     Gross profit                                                     83,395               86,445              61,058

Selling, general and administrative expenses                          66,513               67,577              55,338
----------------------------------------------------------------------------------------------------------------------
     Income from operations                                           16,882               18,868               5,720

Other income/(expense):
  Interest income                                                        341                   84                  23
  Interest expense                                                    (1,520)              (1,414)             (1,400)
  Other, net                                                            (586)               1,181                (640)
----------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                       15,117               18,719               3,703

Provision for income taxes                                            10,066               10,325               4,503
----------------------------------------------------------------------------------------------------------------------
     NET INCOME/(LOSS)                                                 5,051                8,394                (800)
----------------------------------------------------------------------------------------------------------------------

Other comprehensive income/(loss):

  Foreign currency translation adjustments, net of $0 tax                425                 (217)               (343)
  Unrealized gain on investment:
    Unrealized holding gain, net of $30 tax in 2003                        -                    -                  37

    Less:  Reclassification adjustment for gain on sale
     included in net income, net of $89 tax benefit in 2004                -                 (109)                  -
----------------------------------------------------------------------------------------------------------------------
     COMPREHENSIVE INCOME/(LOSS)                                $      5,476        $       8,068       $      (1,106)
======================================================================================================================

     BASIC EARNINGS/(LOSS) PER SHARE                            $       0.59        $        1.00       $       (0.10)
     DILUTED EARNINGS/LOSS) PER SHARE                           $       0.58        $        0.98       $       (0.10)
======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS

                                                                                             AS OF DECEMBER 31,
                                                                                 --------------------------------------
                                                                                                                   2004
                                                                                                         (As Restated -
(In thousands)                                                                              2005            See Note 2)
-----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                          $      19,041       $        15,471
Receivables, net                                                                          79,177                79,559
Unbilled revenues on contracts in progress                                                84,654                73,852

Prepaid expenses and other
                                                                                           8,373                11,893
-----------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                191,245               180,775
-----------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                        21,805                19,013

OTHER ASSETS
Goodwill and other intangible assets, net                                                  8,661                 8,947
Other assets                                                                               3,750                 5,640
Long-term deferred tax asset                                                                   -                   638
-----------------------------------------------------------------------------------------------------------------------
     Total other assets                                                                   12,411                15,225

-----------------------------------------------------------------------------------------------------------------------

     TOTAL ASSETS                                                                  $     225,461       $       215,013
=======================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' INVESTMENT

                                                                                                AS OF DECEMBER 31,
                                                                                  ---------------------------------------
                                                                                                                    2004
                                                                                                          (As Restated -
(In thousands, except share amounts)                                                          2005           See Note 2)
-------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                                    $       45,570      $         48,723
Accrued employee compensation                                                               25,475                31,596
Accrued insurance                                                                           11,544                 9,758
Billings in excess of revenues on contracts in progress                                     13,060                 9,705
Current deferred tax liability                                                              13,197                11,957
Income taxes payable                                                                         9,827                 4,464
Other accrued expenses and current liabilities                                              23,308                20,948
-------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                             141,981               137,151
-------------------------------------------------------------------------------------------------------------------------

OTHER LIABILITIES
Commitments and contingencies (Note 13)                                                          -                     -
Other long-term liabilities                                                                  2,900                 3,081
Long-term deferred tax liabilities                                                             756                     -
-------------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                                     145,637               140,232
-------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' INVESTMENT
Common Stock, par value $1, authorized 44,000,000 shares, issued
  8,985,168 and 8,910,371 shares in 2005 and 2004, respectively                              8,985                 8,910
Additional paid-in capital                                                                  42,138                40,730
Retained earnings                                                                           34,339                29,288
Unearned compensation                                                                         (173)                  (65)
Accumulated other comprehensive loss -
  Cumulative foreign currency translation adjustments                                         (704)               (1,129)
Less - 495,537 and 391,237 shares of Common Stock in treasury, at cost,
  in 2005 and 2004, respectively                                                            (4,761)               (2,953)
-------------------------------------------------------------------------------------------------------------------------
     Total shareholders' investment                                                         79,824                74,781
-------------------------------------------------------------------------------------------------------------------------

     TOTAL LIABILITIES AND SHAREHOLDERS' INVESTMENT                                 $      225,461      $        215,013
=========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                                      --------------------------------------------------
                                                                                                 2004              2003
                                                                                       (As Restated -    (As Restated -
(In thousands)                                                                2005        See Note 2)       See Note 2)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)                                                      $     5,051       $      8,394      $       (800)
Adjustments to reconcile net income/(loss) to net cash
  provided by/(used in) operating activities:
     Depreciation and amortization                                           5,093              4,919             5,081
     Stock-based compensation expense                                          128                674                78
     Tax benefit of stock compensation                                         140                493                33
     Deferred income tax expense                                             2,743              7,922             2,279
     Impairment of Energy Virtual Partners                                       -                  -               770
     Changes in assets and liabilities:
       Increase in receivables and contracts in progress                    (7,075)           (32,988)          (19,462)
       Increase in accounts payable and accrued expenses                        66             42,094               916
       (Increase)/decrease in other net assets                               6,315             (3,014)           (3,553)
------------------------------------------------------------------------------------------------------------------------
   Total adjustments                                                         7,410             20,100           (13,858)
------------------------------------------------------------------------------------------------------------------------
   Net cash provided by/(used in) operating activities                      12,461             28,494           (14,658)
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                  (7,078)            (4,055)           (4,787)
------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                    (7,078)            (4,055)           (4,787)
------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
(Repayments of)/proceeds from long-term debt                                     -            (13,481)           13,481
Payments for capital lease obligations                                        (581)              (325)             (176)
(Decrease)/increase in book overdrafts                                           -             (6,022)            6,022
Proceeds from exercise of stock options                                        576              1,734                49
Payments to acquire treasury stock                                          (1,808)                 -              (690)
------------------------------------------------------------------------------------------------------------------------
   Net cash (used in)/provided by financing activities                      (1,813)           (18,094)           18,686
------------------------------------------------------------------------------------------------------------------------
   Net increase/(decrease) in cash and cash equivalents                      3,570              6,345              (759)
   Cash and cash equivalents, beginning of year                             15,471              9,126             9,885
   Cash and cash equivalents, end of year                              $    19,041       $     15,471      $      9,126
========================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA
    Cash paid during the year for:
    Interest paid                                                      $        163      $        283      $        789
    Income taxes paid                                                  $        864      $      2,557      $      4,826
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
    Vehicles & equipment acquired through capital lease obligations    $       675       $      1,063      $        544
    Equipment acquired on credit                                       $        41       $        516      $          -
========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


                                   COMMON
                                   STOCK,                                                                               ACCUMULATED
                                PAR VALUE        TREASURY            ADDITIONAL                                               OTHER
(In thousands)                         $1  SHARES         AMOUNT        PAID-IN        RETAINED          UNEARNED     COMPREHENSIVE
                                                                        CAPITAL        EARNINGS      COMPENSATION     INCOME/(LOSS)
BALANCE, JANUARY 1, 2003*       $   8,694    (311)    $   (2,263)    $   38,349      $   21,694      $          -     $        (497)
------------------------------------------------------------------------------------------------------------------------------------
Net loss*                               -       -              -              -            (800)                -                 -
Stock options exercised*               10       -              -             72               -                 -                 -
Restricted stock issued                 7       -              -             52               -               (60)                -
Amortization of restricted
stock                                   -       -              -              -               -                20                 -
Options granted                         -       -              -             61               -                 -                 -
Treasury stock purchases                -     (80)          (690)             -               -                 -                 -
Other comprehensive
  income/(loss), net of tax*:
  Foreign currency translation
   adjustments                          -       -              -              -               -                 -              (343)
  Unrealized holding gain on
   investment                           -       -              -              -               -                 -                37
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2003          8,711    (391)        (2,953)        38,534          20,894               (40)             (803)
------------------------------------------------------------------------------------------------------------------------------------
Net income*                             -       -              -              -           8,394                 -                 -
Stock options exercised*              192       -              -          2,035               -                 -                 -
Restricted stock issued                 7       -              -             81               -               (88)                -
Amortization of restricted
stock                                   -       -              -              -               -                63
Options granted                         -       -              -             80               -                 -                 -
Other comprehensive loss, net
  of tax*:
  Foreign currency translation
   adjustments                          -       -              -              -               -                 -              (217)
  Reclassification adjustment
   for gain on sale of
   investment                           -       -              -              -               -                 -              (109)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004          8,910    (391)        (2,953)        40,730          29,288               (65)           (1,129)
------------------------------------------------------------------------------------------------------------------------------------
Net income                              -       -              -              -           5,051                 -                 -
Stock options exercised                43       -              -            673               -                 -                 -
Restricted stock issued                32       -              -            601               -              (242)                -
Amortization of restricted
stock                                   -       -              -              -               -               134                 -
Options granted                         -       -              -            134               -                 -                 -
Treasury stock purchases                -    (104)        (1,808)             -               -                 -                 -
Other comprehensive income,
  net of tax:
  Foreign currency translation
   adjustments                          -       -              -              -               -                 -               425
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005      $   8,985    (495)    $   (4,761)    $   42,138      $   34,339      $       (173)    $        (704)
------------------------------------------------------------------------------------------------------------------------------------

* As Restated - See Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Michael Baker Corporation ("we, us, our"), our subsidiaries, subsidiaries over which we exercise control, and entities for which we are determined to be the primary beneficiary under Financial Accounting Standards Board Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities." We do not have any variable interest entities requiring consolidation. Minority interest amounts relating to our less-than-wholly-owned consolidated subsidiaries are included within the other, net caption in our Consolidated Statements of Income and within the other long-term liabilities caption in our Consolidated Balance Sheets. Investments in non-consolidated affiliates (20 to 50% owned companies) over which we exercise significant influence are accounted for under the equity method, and entities which we own less than 20% are accounted for under the cost method, in our Consolidated Balance Sheets and Statements of Income. All intercompany balances and transactions have been eliminated in consolidation.

Accounting for Contracts

We earn our revenues from the provision of Engineering and Energy related services. In providing these services, we typically incur direct labor costs, subcontractor costs, and certain other direct costs ("ODCs") which include "out-of-pocket" expenses. Under certain cost-type contracts with governmental agencies in our Engineering segment, we are not contractually permitted to earn a margin on subcontractor costs and ODCs. The majority of all other Engineering contracts are structured such that margin is earned on direct labor costs, and not on subcontractor costs and ODCs. In accordance with Emerging Issues Task Force Issue No. ("EITF") 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," and EITF 01-14, "Income Statement Characterization of Reimbursements Received for `Out-of-Pocket' Expenses Incurred," we have assessed the indicators provided in EITF 99-19 and determined that we will include our direct labor costs, subcontractor costs and ODCs in computing and reporting our total contract revenues as long as we remain responsible to the client for the fulfillment of the contract and for the overall acceptability of all services provided.

Revenue is recognized for the majority of contracts in our Engineering segment under the percentage-of-completion method of accounting in accordance with AICPA Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Performance-Type Contracts." Revenues for the current period on fixed-price and cost-type contracts are determined by multiplying the estimated margin at completion for each contract by the project's percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, we measure the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded during the period that the change is identified. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses become evident. Revenues related to contractual claims, which arise from customer-caused delays or change orders unapproved as to both scope and price, are recorded only when the amounts have been agreed with the client. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable. For contracts that do not qualify for percentage-of-completion accounting, revenue is recognized in accordance with Staff Accounting Bulletin No. ("SAB") 104, "Revenue Recognition." Under SAB 104, revenue is generally recognized only after (1) persuasive evidence of an arrangement exists, (2) the related services have been rendered,
(3) our selling price is fixed or determinable, and (4) collectibility is reasonably assured.

Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management's ability to accurately estimate the realizable value of the services to be provided.

Total contract revenues for the operations and maintenance contracts in our Energy segment are primarily recognized as related services are provided in accordance with SAB 104. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment. These bonuses are recorded as revenues when all criteria of SAB 104 have been met.

Fair Value of Financial Instruments
The fair value of financial instruments classified as cash and cash equivalents, receivables, accounts payable, capital lease obligations and other long-term liabilities approximates carrying value due to the short-term nature of the instruments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using the estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes estimates in recording profit incentives and/or award fee revenues under its contracts, in the assessment of our exposure to insurance claims that fall below policy deductibles, in determining our liabilities for incurred but not reported ("IBNR") insurance claims, incentive compensation and income tax expense, and to assess its litigation and other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the consolidated financial statements of the period in which the changes become evident.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand or deposit, and money market mutual funds with remaining maturities of less than 90 days at the time of purchase.

Foreign Currency Translation
Some of our foreign subsidiaries utilize the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries are translated to U.S. Dollars at exchange rates in effect at the balance sheet date whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' investment. We also have a foreign subsidiary for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for this subsidiary are included in our Consolidated Statements of Income.

Leases
We lease office space with lease terms ranging from 1 to 10 years. These lease agreements typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, we record these allowances as a leasehold improvement asset (which is included in property and equipment, net) and a related deferred rent liability in our Consolidated Balance Sheets. These asset amounts are amortized on a straight-line basis over the shorter of the term of the lease or useful life of the asset as additional amortization expense and a reduction to rent expense, respectively. The deferred rent liability balances are recognized over the term of the lease. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease in accordance with Statement of Financial Accounting Standards No. ("SFAS") No. 13, "Accounting for Leases," as amended. Lease terms generally range from 1 to 10 years with one or more renewal options. For leases with renewal options, we record rent expense and amortize the leasehold improvements on a straight-line basis over the original lease term, exclusive of the renewal period. When a renewal occurs, we record rent expense over the new term. We expense any rent costs incurred during the period of time we perform construction activities on newly leased property.

We lease computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 5 years. Leasing is used for certain capital additions when considered cost effective relative to other sources of capital. Before entering into a lease, an analysis is performed to determine whether a lease should be classified as a capital or an operating lease according to SFAS 13.

Long-Lived Assets
In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the recoverability of our long-lived assets (including our investments in unconsolidated subsidiaries and equity investees) when events or changes in circumstances suggest that the carrying value of assets may not be recoverable. If the carrying value of a long-lived asset is determined to exceed its fair value, an impairment charge is recorded in the period in which the impairment becomes evident.

Capitalization of Software Costs
We capitalize certain costs incurred in connection with developing or obtaining internal use software in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." During the software application development stage, capitalized costs include the cost of the software, external consulting costs and internal payroll costs for employees who are directly associated with a software project. Similar costs related to software upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. These capitalized software costs are included in "Property, Plant and Equipment, net" in our Consolidated Balance Sheets. Software data conversion, training and maintenance costs are expensed in the period in which they are incurred.

Depreciation and Amortization
Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives range from 2 to 40 years on buildings and improvements, 3 to 10 years on equipment and vehicles, 30 years for marine vessels, and 3 to 7 years on computer hardware and software. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Upon disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income. Amortization of finite-lived intangible assets is provided on a straight-line basis over the estimated useful lives of the assets. Our only amortizing intangible asset is a non-compete agreement which is being amortized over 7 years.

Goodwill
Goodwill, which represents the excess of acquisition cost over the fair value of net assets of acquired companies, has not been amortized since we adopted SFAS 142, "Goodwill and Other Intangible Assets," on January 1, 2002. Our goodwill balance of each reporting unit, as defined by SFAS 142, is evaluated for potential impairment during the second quarter of each year or when events occur or circumstances change that could cause the balance to be impaired. Reporting units for purposes of this test are identical to our operating segments, which are further discussed in Note 5. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. We utilize estimates of future net cash flows and earnings before interest, taxes, depreciation and amortization ("EBITDA") multiples to determine the fair value of the business.

Comprehensive Income
Comprehensive income consisted of net income, foreign currency translation adjustments, and unrealized gain/(loss) on equity investments, net of tax, for the years ended December 31, 2004 and 2003. These components are included in the accompanying Consolidated Statements of Income and Shareholders' Investment.

From 2000 through the first quarter of 2004, we held a common stock investment in an insurance company. During this period, unrealized gains and losses on this investment were included in shareholders' investment as a component of accumulated other comprehensive loss. When this investment was sold in the first quarter of 2004, the related accumulated unrealized gain as of December 31, 2003 was reclassified from accumulated other comprehensive loss to other income.

Subsequent to the sale of our common stock investment in the first quarter of 2004, the only component of our accumulated other comprehensive income/(loss) balance was foreign currency translation adjustments as of December 31, 2005 and 2004.

Income taxes
We account for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." We record our annual current tax provision based upon our book income, plus or minus any permanent and temporary differences, multiplied by the statutory rate in the majority of the jurisdictions where we operate. In certain foreign jurisdictions where we operate, income tax is based on a deemed profit methodology which is a function of revenue. In these foreign jurisdictions, we calculate our annual current tax provision based on our recorded revenue multiplied by the foreign jurisdictions statutory rates. The calculation of our annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause our recorded tax liability to differ from the actual amount due.

We recognize current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. We also recognize deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences and carryforwards. Our current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where we operate. We do not consider the effects of future changes in tax laws or rates in the current period. We analyze our deferred tax assets and place valuation allowances on those assets, if we do not expect the realization of these assets to be more likely than not.

Penalties resulting from underpaid income taxes are included in selling, general and administrative expenses in our Consolidated Statements of Income. Interest expense associated with underpaid income taxes is included in the interest expense caption in our Consolidated Statements of Income.

Accounting for Stock Options
As permitted under SFAS 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" and discussed further in Note 15, we adopted the prospective method of applying SFAS 148. Under the prospective method, we began expensing the fair value of all stock options granted, modified or settled effective January 1, 2003. Prior to January 1, 2003, we utilized the intrinsic value method of accounting for stock-based compensation, as originally promulgated by Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and as permitted under SFAS 123, "Accounting for Stock-Based Compensation."

During 2005, 2004 and 2003, we granted a total of 16,000, 14,000 and 14,000 options to our non-employee Board members and recognized related compensation expense in the amounts of $133,000, $80,000 and $61,000, respectively. The exercise prices associated with these option grants were equal to the average market prices on the dates of the grants. We do not currently pay dividends.

If compensation expense for our stock incentive plans had been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS 123, our pro forma net income/(loss) and earnings/(loss) per share amounts would have been as follows:

                                                                                                      Restated          Restated
(In thousands)                                                                          2005              2004              2003
--------------------------------------------------------------------------------------------------------------------------------
Net income/(loss), as reported                                                      $  5,051          $  8,394          $   (800)
Add:   Stock-based employee compensation
       expense included in reported net income/(loss), net of
       related tax effects                                                                72               378                 33
Deduct:  Total stock-based employee
       compensation expense determined under
       fair value method for all awards, net of
       related tax effects                                                               (89)             (481)             (259)
--------------------------------------------------------------------------------------------------------------------------------
PRO FORMA NET INCOME/(LOSS)                                                         $  5,034          $  8,291          $ (1,026)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                      Restated          Restated
                                                                                        2005              2004              2003
--------------------------------------------------------------------------------------------------------------------------------
Reported earnings/(loss) per share:
       Basic                                                                        $   0.59          $   1.00          $  (0.10)
       Diluted                                                                          0.58              0.98             (0.10)
Pro forma earnings/loss) per share:
       Basic                                                                        $   0.59          $   0.99          $  (0.12)
       Diluted                                                                          0.58              0.97             (0.12)
--------------------------------------------------------------------------------------------------------------------------------

Earnings/(Loss) Per Common Share
The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2005, 2004 and 2003. The additional shares included in diluted shares outstanding are entirely attributable to stock options.

(In thousands except per share data)              2005        2004          2003
--------------------------------------------------------------------------------
Net income/(loss)                             $  5,051    $  8,394     $   (800)
Basic weighted average shares outstanding        8,507       8,402        8,324
Basic earnings/(loss) per share               $   0.59    $   1.00     $  (0.10)
Effect of dilutive securities:
  Stock options                                    208         152            -
Diluted weighted average shares outstanding      8,715       8,554        8,324
Diluted earnings/(loss) per share             $   0.58    $   0.98     $  (0.10)
--------------------------------------------------------------------------------

As of December 31, 2005, 2004 and 2003, we had zero, 174,624 and 296,435 stock options outstanding, respectively, which were not included in the computations of diluted shares outstanding for the respective twelve-month periods because the option exercise prices were greater than the average market prices of the common shares. Such options could potentially dilute basic earnings per share in future periods. If we would have earned a profit during 2003, 78,471 common equivalent shares would have been added to basic weighted average shares outstanding to compute diluted weighted average shares outstanding. This revision had no effect on the previously reported 2003 diluted earnings per share amounts.

Reclassifications

Certain reclassifications have been made to prior years' consolidated statements of cash flows and consolidated statements of shareholders' investment in order to conform to the current year presentation.

2. RESTATEMENT OF PRIOR YEARS' CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of our condensed consolidated financial statements for the quarter ended March 31, 2005, we determined that accounting errors, as described below, were included in our previously issued consolidated financial statements. As a result, we have restated the accompanying 2004 and 2003 consolidated financial statements to correct the accounting errors described below. The following table presents the impact of the restatement on the 2004 and 2003 net income/(loss) and diluted earnings/(loss) per share (amounts in thousands, except earnings per share):

                                             For the years ended December 31,
                                             --------------------------------
                                                   2004           2003
                                                      Diluted         Diluted
                                              Amount    EPS   Amount    EPS
-----------------------------------------------------------------------------
Net income, as originally reported           $12,292  $1.44  $2,066    $0.25
-----------------------------------------------------------------------------
Restatement items, pre-tax:
  Penalties and interest on taxes (1)         (1,710)          (899)
  Domestic sales and use taxes (2)            (1,714)           (13)
  International payroll taxes (3)             (1,537)          (824)
  International value added taxes (4)           (635)          (241)
  Minority interest adjustments (5)             (156)             5
  Sale of marketable securities (6)             (145)             -
  Professional liability IBNR (7)                (40)           (20)
  Unrecorded capital leases (8)                  (10)            (3)
  Revenue for reimbursable taxes (9)           1,295            778
  Incentive compensation adjustment (10)         514              -
  Project claim settlement (11)                  499              -
  Reclassification of non-income taxes (12)     (438)             -
-----------------------------------------------------------------------------
    Subtotal - pre-tax adjustments            (4,077)        (1,217)
-----------------------------------------------------------------------------
Income tax adjustments:
  International income taxes (13)             (1,274)        (1,053)
  Income tax effects on the above (14)         1,453           (596)
-----------------------------------------------------------------------------
       NET INCOME/(LOSS), AS RESTATED        $ 8,394  $0.98  $ (800)  $(0.10)
-----------------------------------------------------------------------------

Our accompanying 2004 and 2003 consolidated financial statements are being restated to correct the following errors:

(1) The underaccrual of estimated penalties and interest related to the underpayment of international income, payroll and value added taxes and domestic sales and use taxes by certain wholly-owned Energy segment subsidiaries, as noted in items (2)-(4) and (13) below. These adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 and reducing pre-tax income in both 2003 and 2004.

(2) The underaccrual of domestic sales and use taxes by one of our wholly-owned Energy segment subsidiaries. This adjustment had the effects of reducing pre-tax income in both 2003 and 2004.

(3) The underaccrual of international payroll taxes by a wholly-owned Energy subsidiary related to employees working on international projects. These adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 and reducing pre-tax income in both 2003 and 2004.

(4) The underaccrual of international value added taxes by certain wholly-owned Energy segment subsidiaries. These adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 and reducing pre-tax income in both 2003 and 2004.

(5) Adjustments related to minority interest balances recorded by our majority-owned Nigerian subsidiary. These adjustments are primarily related to the valuation allowances recorded against prepaid income tax asset balances that are referred to in item (13) below. These adjustments had the effects of increasing beginning retained earnings and pre-tax income for fiscal year 2003 and reducing pre-tax income for 2004.

(6) Failure to record an adjustment related to the demutualization of an insurance company (which had previously provided us with coverage), from which shares of stock were received and subsequently sold. The shares were not valued and recorded as an asset when received in 2000, unrealized gains and losses were not recorded as other comprehensive income during the holding period, and the entire amount of sale proceeds was improperly recorded as a gain when sold in the first quarter of 2004. This adjustment had the effects of improving beginning retained earnings for fiscal year 2003 and reducing pre-tax income in the first quarter of 2004.

(7) Failure to record an IBNR liability for self-insured professional liability insurance losses in all prior periods. This adjustment had the effect of reducing opening retained earnings in fiscal year 2003, and there were immaterial adjustments to the liability balance and related expense amounts in both 2003 and 2004.

(8) Unrecorded capital lease assets and obligations related to leased equipment and vehicles. These adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 by an immaterial amount and reducing pre-tax income in both 2004 and 2003 by immaterial amounts. These adjustments further resulted in additional capital lease assets and related capital lease obligations totaling approximately $1.15 million being recorded as of December 31, 2004.

(9) Adjustments to record additional revenue related to certain international income, payroll and value added taxes (as discussed in items (3) and (4) above and item (13) below) which are reimbursable by a customer pursuant to the terms of the related contract. These adjustments had the effect of increasing pre-tax income in both 2003 and 2004.

(10) An adjustment to reduce our long-term incentive compensation plan expense for the impact the restatement had on reducing net income. Because a key element of our plan is our financial results, these incentive compensation amounts were not subsequently paid. This adjustment had the effect of increasing pre-tax income for the fourth quarter of 2004.

(11) Failure to properly record a non-routine accounting adjustment related to a self-insured project claim settlement. This adjustment had the effect of increasing pre-tax income for the fourth quarter of 2004.

(12) A reclassification of certain international taxes other than income that were previously included in our 2004 provision for income taxes. In connection with our preparation of the restated 2004 income tax provision, it was determined that these amounts were improperly classified. An offsetting amount is included in item (14) below. This reclassification had the effect of decreasing both pre-tax income and our provision for income taxes in 2004, but had no effect on our 2004 net income.

(13) The underaccrual of international income taxes by certain wholly-owned Energy segment subsidiaries. Additionally, we recorded valuation allowances against the prepaid income tax asset balances recorded in prior periods by a majority-owned Nigerian subsidiary, which valuation allowances should have been previously recorded based on our inability to realize these assets. In summary, these adjustments had the effects of reducing beginning retained earnings for fiscal year 2003 and reducing net income in both 2003 and 2004.

(14) The incremental effects of all foregoing restatement adjustments on the provision for income taxes in our Consolidated Statements of Income, as well as certain other adjustments that were determined to be necessary when the restated income tax provisions were prepared, such as the balance sheet effect on paid-in capital of the windfall tax benefits associated with stock option exercises. These adjustments had the effects of increasing beginning retained earnings for fiscal year 2003, reducing net income for 2003, and increasing net income for 2004.

THE FOLLOWING TABLE PRESENTS THE EFFECTS OF THE ADJUSTMENTS ON OUR PREVIOUSLY ISSUED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2004:

                                                                                      FOR THE YEAR ENDED DECEMBER 31, 2004
                                                                                -----------------------------------------------
                                                                                As Previously                                As
(In thousands, except per share amounts)                                             Reported      Adjustments         Restated
-------------------------------------------------------------------------------------------------------------------------------
Total contract revenues (footnote 9)                                                $ 550,751        $   1,295        $ 552,046

Cost of work performed (footnotes 3 & 11)                                             464,563            1,038          465,601
-------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                                      86,188              257           86,445

Selling, general and administrative expenses (footnotes 1, 2, 4, 7, 8,
   10 & 12)                                                                            64,760            2,817           67,577
-------------------------------------------------------------------------------------------------------------------------------
     Income from operations                                                            21,428           (2,560)          18,868

Other income/(expense):
  Interest income                                                                          84                -               84
  Interest expense (footnotes 1 & 8)                                                     (196)          (1,218)          (1,414)
  Other, net (footnotes 5 & 6)                                                          1,480             (299)           1,181
-------------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                                        22,796           (4,077)          18,719

Provision for income taxes (footnotes 13 & 14)                                         10,504             (179)          10,325
-------------------------------------------------------------------------------------------------------------------------------
     NET INCOME                                                                        12,292           (3,898)           8,394
-------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income/(loss), net of tax:

   Foreign currency translation adjustments                                              (117)            (100)            (217)
   Reclassification adjustment for gain on investment included in net
      income (footnote 6)                                                                   -             (109)            (109)
-------------------------------------------------------------------------------------------------------------------------------
     COMPREHENSIVE INCOME                                                           $  12,175        $  (4,107) $         8,068
===============================================================================================================================

     BASIC EARNINGS PER SHARE                                                       $    1.46        $   (0.46)       $    1.00
     DILUTED EARNINGS PER SHARE                                                     $    1.44        $   (0.46)       $    0.98
===============================================================================================================================

THE FOLLOWING TABLE PRESENTS THE EFFECTS OF THE ADJUSTMENTS ON OUR PREVIOUSLY ISSUED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2003:

                                                                                      FOR THE YEAR ENDED DECEMBER 31, 2003
                                                                                -----------------------------------------------
                                                                                As Previously                                As
(In thousands, except per share amounts)                                             Reported      Adjustments         Restated
-------------------------------------------------------------------------------------------------------------------------------
Total contract revenues (footnote 9)                                                $ 425,983             778         $ 426,761

Cost of work performed (footnote 3)                                                   364,879              824          365,703
-------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                                      61,104              (46)          61,058

Selling, general and administrative expenses (footnotes 1, 2, 4, 7 & 8)                54,743              595           55,338
-------------------------------------------------------------------------------------------------------------------------------
     Income from operations                                                             6,361             (641)           5,720

Other income/(expense):
  Interest income                                                                          23                -               23
  Interest expense (footnotes 1 & 8)                                                     (806)            (594)          (1,400)
  Other, net (footnote 5)                                                                (658)              18             (640)
-------------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                                         4,920           (1,217)           3,703

Provision for income taxes (footnotes 13 & 14)                                          2,854            1,649            4,503
-------------------------------------------------------------------------------------------------------------------------------
     NET INCOME/(LOSS)                                                                  2,066         $ (2,866)            (800)
-------------------------------------------------------------------------------------------------------------------------------

Other comprehensive income/(loss), net of tax -
   Foreign currency translation adjustments                                              (144)            (199)            (343)
   Unrealized holding gain on investment (footnote 6)                                       -               37               37
-------------------------------------------------------------------------------------------------------------------------------
     COMPREHENSIVE INCOME/(LOSS)                                                    $   1,922         $ (3,028)       $  (1,106)
===============================================================================================================================

     BASIC EARNINGS/(LOSS) PER SHARE                                                $    0.25         $  (0.35)       $   (0.10)
     DILUTED EARNINGS/LOSS) PER SHARE                                               $    0.25         $  (0.35)       $   (0.10)
===============================================================================================================================

THE FOLLOWING TABLE PRESENTS THE EFFECTS OF THE ADJUSTMENTS ON OUR PREVIOUSLY ISSUED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2004:

ASSETS                                                                                      AS OF DECEMBER 31, 2004
                                                                                -----------------------------------------------
                                                                                As Previously                                As
(In thousands)                                                                       Reported      Adjustments         Restated
-------------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
Cash and cash equivalents                                                           $  15,471         $      -       $   15,471
Receivables, net                                                                       79,559                -           79,559
Unbilled revenues on contracts in progress                                             71,280            2,572           73,852
Prepaid expenses and other                                                             12,941           (1,048)          11,893
-------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                             179,251            1,524          180,775
-------------------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, NET                                                     17,879            1,134           19,013
OTHER ASSETS
Goodwill and other intangible assets, net                                               8,947                -            8,947
Other assets                                                                            5,667              (27)           5,640
Long-term deferred tax asset                                                                -              638              638
-------------------------------------------------------------------------------------------------------------------------------
     Total other assets                                                                14,614              611           15,225
-------------------------------------------------------------------------------------------------------------------------------

     Total assets                                                                   $ 211,744         $  3,269       $  215,013
===============================================================================================================================

LIABILITIES AND SHAREHOLDERS' INVESTMENT
-------------------------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES

Accounts payable                                                                    $  48,326         $    397       $   48,723
Accrued employee compensation (footnote 3)                                             27,278            4,318           31,596
Accrued insurance                                                                       9,180              578            9,758
Billings in excess of revenues on contracts in progress                                 9,705                -            9,705
Current deferred tax liability                                                         11,145              812           11,957
Income taxes payable (footnotes 13 & 14)                                                    -            4,464            4,464
Other accrued expenses & current liabilities (footnotes 1, 2 & 4)                      13,484            7,464           20,948
-------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                        119,118           18,033          137,151
-------------------------------------------------------------------------------------------------------------------------------

OTHER LIABILITIES
Commitments and contingencies                                                               -                -                -
Other liabilities                                                                       6,094           (3,013)           3,081
-------------------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                                125,212           15,020          140,232
-------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT
Common Stock                                                                            8,910                -            8,910
Additional paid-in capital (1)                                                         40,000              730           40,730
Retained earnings (2)                                                                  41,769          (12,481)          29,288
Unearned compensation                                                                     (65)              -               (65)
Accumulated other comprehensive loss -
  Cumulative currency translation adjustments                                          (1,129)              -            (1,129)
Less - Treasury shares                                                                 (2,953)              -            (2,953)
-------------------------------------------------------------------------------------------------------------------------------
     Total shareholders' investment                                                    86,532          (11,751)          74,781
-------------------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' investment                                 $ 211,744         $  3,269       $  215,013
===============================================================================================================================


(1) Restatement adjustment relates to the windfall tax benefits associated with stock option exercises from 2002 through 2004. Of this adjustment, $493 related to 2004.
(2) See effect on opening retained earnings as of January 1, 2003 (shown in the table at the end of this Note 2), plus the 2003 and 2004 adjustments to net income (shown in the table at the beginning of this Note 2).

THE FOLLOWING TABLE PRESENTS THE EFFECTS OF THE ADJUSTMENTS ON OUR PREVIOUSLY ISSUED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2004:

                                                                                      FOR THE YEAR ENDED DECEMBER 31, 2004
                                                                                -----------------------------------------------
                                                                                As Previously                                As
(In thousands)                                                                       Reported      Adjustments         Restated
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                          $  12,292        $  (3,898)       $   8,394
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation and amortization                                                      4,604              315            4,919
     Stock-based compensation expense                                                       -              674              674
     Tax benefit of stock compensation                                                      -              493              493
     Deferred income tax expense                                                        7,950              (28)           7,922
     Changes in assets and liabilities:
       Increase in receivables and contracts in progress                              (31,194)          (1,794)         (32,988)
       Increase in accounts payable and accrued expenses                               36,633            5,461           42,094
       Increase in other net assets                                                    (1,364)          (1,650)          (3,014)
-------------------------------------------------------------------------------------------------------------------------------
   Total adjustments                                                                   16,629            3,471           20,100
-------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                           28,921             (427)          28,494
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                             (4,807)             752           (4,055)
-------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                               (4,807)             752           (4,055)
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long-term debt                                                          (13,481)               -          (13,481)
Payments for capital lease obligations                                                      -             (325)            (325)
Decrease in book overdrafts                                                            (6,022)               -           (6,022)
Proceeds from exercise of stock options                                                 1,734                -            1,734
-------------------------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                              (17,769)            (325)         (18,094)
-------------------------------------------------------------------------------------------------------------------------------
   Net increase in cash and cash equivalents                                            6,345                -            6,345
   Cash and cash equivalents, beginning of year                                         9,126                -            9,126
-------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents, end of year                                           $  15,471        $       -        $  15,471
===============================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA
   Cash paid during the year for:
   Interest paid                                                                    $     229        $      54        $     283
   Income taxes paid                                                                $   2,557        $       -        $   2,557
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
   Vehicles & equipment acquired through capital lease obligations                  $       -        $   1,063        $   1,063
   Equipment acquired on credit                                                     $       -        $     516        $     516
===============================================================================================================================

THE FOLLOWING TABLE PRESENTS THE EFFECTS OF THE ADJUSTMENTS ON OUR PREVIOUSLY ISSUED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003:

                                                                                      FOR THE YEAR ENDED DECEMBER 31, 2003
                                                                                -----------------------------------------------
                                                                                As Previously                                As
(In thousands)                                                                       Reported      Adjustments         Restated
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)                                                                   $   2,066         $ (2,866)       $    (800)
Adjustments to reconcile net income/(loss) to net cash
  used in operating activities:
     Depreciation and amortization                                                      4,902              179            5,081
     Stock-based compensation expense                                                       -               78               78
     Tax benefit of stock compensation                                                      -               33               33
     Deferred income tax expense                                                        3,975           (1,696)           2,279
     Impairment of Energy Virtual Partners                                                770               -               770
     Changes in assets and liabilities:
       Increase in receivables and contracts in progress                              (18,684)            (778)         (19,462)
       (Decrease)/increase in accounts payable and accrued expenses                    (2,725)           3,641              916
       Increase in other net assets                                                    (5,138)           1,585           (3,553)
-------------------------------------------------------------------------------------------------------------------------------
   Total adjustments                                                                  (16,900)           3,042          (13,858)
-------------------------------------------------------------------------------------------------------------------------------
   Net cash used in operating activities                                              (14,834)             176          (14,658)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                             (4,787)               -           (4,787)
-------------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                               (4,787)               -           (4,787)
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                                           13,481                -           13,481
Payments for capital lease obligations                                                      -             (176)            (176)
Increase in book overdrafts                                                             6,022                -            6,022
Proceeds from exercise of stock options                                                    49                -               49
Payments to acquire treasury stock                                                       (690)               -             (690)
-------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by financing activities                                           18,862             (176)          18,686
-------------------------------------------------------------------------------------------------------------------------------
   Net decrease in cash and cash equivalents                                             (759)               -             (759)
   Cash and cash equivalents, beginning of year                                         9,885                -            9,885
-------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents, end of year                                           $   9,126         $      -        $   9,126
===============================================================================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA
   Cash paid during the year for:
   Interest paid                                                                    $     753         $     36        $     789
   Income taxes paid                                                                $   4,826         $      -        $   4,826
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
   Vehicles & equipment acquired through capital lease obligations                  $       -         $    544        $     544
===============================================================================================================================

These restatement adjustments had the following effects on our opening balances within shareholders' investment as of January 1, 2003:

                                      As Previously
                                           Reported   Adjustments   As Restated
-------------------------------------------------------------------------------
Additional paid-in capital                 $ 38,146      $    203      $ 38,349
Retained earnings                          $ 27,411      $ (5,717)     $ 21,694
Accumulated other comprehensive loss       $   (569)     $     72      $   (497)
Total shareholders' investment             $ 71,419      $ (5,442)     $ 65,977
-------------------------------------------------------------------------------

3. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, which replaces SFAS 123 and supersedes APB 25, "Accounting for Stock Issued to Employees." SFAS 123R also amends SFAS 95, "Statement of Cash Flows," to require reporting of excess tax benefits from the exercises of stock-based compensation awards as a financing cash inflow rather than as an operating cash inflow. The Securities and Exchange Commission ("SEC") subsequently amended the effective date of SFAS 123R to be effective for the first interim period after December 31, 2005 for calendar year companies. SFAS 123R requires that the expense resulting from all share-based payment transactions be recognized in the financial statements. This statement applies to all awards granted after the required effective date, and shall not apply to awards granted in periods before the required effective date, except if prior awards are modified, repurchased or cancelled after the effective date. In March 2005, the SEC released SAB 107 to assist registrants in implementing SFAS 123R while enhancing the information that investors receive. The FASB has also issued interpretative guidance. We will adopt the provisions of SFAS 123R on January 1, 2006 and expect to use the modified prospective application method in our adoption of SFAS 123(R). SFAS 123R will not have a material impact on our financial statements since we have been recording our stock-based compensation expense under the fair value method in accordance with SFAS 123 since January 1, 2003.

In December 2004, the FASB issued SFAS 153 "Exchanges of Nonmonetary Assets - an Amendment of APB No. 29." APB 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of assets exchanged. The guidance in APB 29, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the provisions of this statement will have any impact on our financial statements.

In December 2004, the FASB issued Staff Position No. ("FSP") 109-1, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," and 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FSP 109-1 provides guidance on the application of SFAS 109, "Accounting for Income Taxes," to the provision within the American Jobs Creation Act of 2004 ("the Act") that provides a tax deduction on qualified production activities. FSP 109-2 provides for a special one-time tax benefit on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. Both FSP 109-1 and 109-2 were effective upon issuance. Neither of these provisions had any impact on our 2005 financial statements.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. This interpretation was effective for fiscal years ending after December 15, 2005. We adopted FIN 47 in the fourther quarter of 2005, and such adoption had no impact on our financial statements.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3." SFAS 154 requires, among other things, retrospective application, unless impracticable, to prior period financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate will not change from APB 20. SFAS 154 is effective for us beginning January 1, 2006. We do not expect the adoption of this standard will have a material impact on our financial statements.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes." FIN 48 provides guidance on the measurement, recognition, classification and disclosure of, as well as the interim period accounting for, uncertain tax positions. We will be required to adopt the provisions of FIN 48 effective January 1, 2007. We are currently evaluating the impact that FIN 48 will have on our financial statements.

4.  CONTRACTS

Revenues and billings to date on contracts in progress at December 31, 2005 and 2004 were as follows (in millions):

                                                2005                       2004
--------------------------------------------------------------------------------
Revenues                                      $2,798                     $2,170
Billings                                      (2,726)                    (2,106)
--------------------------------------------------------------------------------
   Net unbilled revenue                       $   72                     $   64
--------------------------------------------------------------------------------

Trade receivable balances totaling $4,837,000 and $5,752,000 at December 31, 2005 and 2004, respectively, relate to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management's estimates, $4,089,000 and $3,946,000 of these retention balances at December 31, 2005 and 2004, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the receivables, net balances. The remaining retention balances reflect long-term assets, which were included in the other assets balances in our Consolidated Balance Sheets.

We had allowances for doubtful accounts totaling $746,000 and $683,000 as of December 31, 2005 and 2004, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets.

Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. Under this policy, we had not recognized potential future revenues estimated at $1.4 million and $2.0 million as of December 31, 2005 and 2004, respectively, for which the related costs had already been expensed as of these dates.

Within each of our operating segments, credit is granted to customers for the payment of services rendered. Although we have a diversified client base, a substantial portion of our receivables and net revenues on contracts in progress reflected in our Consolidated Balance Sheets is dependent upon U.S. federal and state government funding.

Federal government contracts are subject to the U.S. Federal Acquisition Regulations ("FAR"). These contracts and certain contracts with state and local agencies are subject to periodic routine audits, which generally are performed by the Defense Contract Audit Agency ("DCAA"). The DCAA audits our overhead rates, cost proposals, incurred government contract costs and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or the U.S. Cost Accounting Standards, and may recommend that our U.S. government corporate administrative accounting officer disallow any such costs. Historically, we have not experienced significant disallowed costs as a result of these audits; however, management cannot provide assurance that future DCAA audits will not result in material disallowances of incurred costs.

Internationally, we conduct business in certain countries where the local political environment subjects our related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to our related allowance for doubtful accounts balance at December 31, 2005, management believes that these receivable balances will be fully collectible.

5.  BUSINESS SEGMENT INFORMATION

Our business segments reflect how management makes resource decisions and assesses its performance. Effective January 1, 2005, we have the following two reportable segments:

- Our Engineering segment provides a variety of design and related consulting services. Such services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis, regulatory compliance, and advanced management systems.

- Our Energy segment provides a full range of services for operating energy production facilities worldwide. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. Many of these service offerings are enhanced by the utilization of this segment's Managed Services operating model as a service delivery method. Our Energy segment serves both major and smaller independent oil and gas producing companies, but does not pursue exploration opportunities for our own account or own any oil or natural gas reserves.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). We evaluate the performance of our segments primarily based on operating income before Corporate overhead allocations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology and communications, and is allocated between our Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll.

The following tables reflect the required disclosures for our reportable segments (in millions):

                 TOTAL CONTRACT REVENUES/INCOME FROM OPERATIONS


--------------------------------------------------------------------------------
                                                         Restated     Restated
                                                2005         2004         2003
--------------------------------------------------------------------------------
ENGINEERING
Total contract revenues                      $ 371.1      $ 343.3      $ 250.6

Income from operations pre-Corporate
       overhead                                 40.2         33.2         17.9
Less:  Corporate overhead                      (13.6)       (11.3)       (11.5)
--------------------------------------------------------------------------------
Income from operations                          26.6         21.9          6.4
--------------------------------------------------------------------------------

ENERGY
Total contract revenues                        208.2        208.7        176.2

Income/(loss) from operations
   pre-Corporate overhead                       (0.9)         2.7          4.7
Less:  Corporate overhead                       (5.1)        (4.7)        (4.0)
--------------------------------------------------------------------------------
Income from operations                          (6.0)        (2.0)         0.7
--------------------------------------------------------------------------------
TOTAL REPORTABLE SEGMENTS
Total contract revenues                        579.3        552.0        426.8

Income from operations pre-Corporate overhead   39.3         35.9         22.6
Less:  Corporate overhead                      (18.7)       (16.0)       (15.5)
--------------------------------------------------------------------------------
Income from operations                          20.6         19.9          7.1
--------------------------------------------------------------------------------
OTHER CORPORATE/INSURANCE EXPENSE               (3.7)        (1.0)        (1.4)
--------------------------------------------------------------------------------
TOTAL COMPANY - INCOME FROM OPERATIONS       $  16.9      $  18.9      $   5.7
--------------------------------------------------------------------------------


                                                          Restated
                                                2005         2004
-------------------------------------------------------------------
Segment assets:
Engineering                                   $ 116.6      $ 113.7
Energy                                           80.4         71.8
-------------------------------------------------------------------
     Subtotal - segments                        197.0        185.5
Corporate/Insurance                              28.5         29.5
-------------------------------------------------------------------
     TOTAL                                    $ 225.5      $ 215.0
-------------------------------------------------------------------

                                                                    Restated     Restated
                                                           2005         2004         2003
------------------------------------------------------------------------------------------
Capital expenditures:
Engineering                                               $ 2.9        $ 3.4        $ 3.6
Energy                                                      2.3          1.1          0.5
------------------------------------------------------------------------------------------
     Subtotal - segments                                    5.2          4.5          4.1
Corporate                                                   2.6          1.1          1.2
------------------------------------------------------------------------------------------
     TOTAL                                                $ 7.8        $ 5.6        $ 5.3
------------------------------------------------------------------------------------------

                                                                    Restated     Restated
                                                           2005         2004         2003
------------------------------------------------------------------------------------------
Depreciation and amortization expense:
Engineering                                               $ 2.0        $ 2.3        $ 2.7
Energy                                                      1.3          1.0          1.0
------------------------------------------------------------------------------------------
     Subtotal - segments                                    3.3          3.3          3.7
Corporate                                                   1.8          1.6          1.4
------------------------------------------------------------------------------------------
     TOTAL                                                $ 5.1        $ 4.9        $ 5.1
------------------------------------------------------------------------------------------

                                                                    Restated     Restated
                                                           2005         2004         2003
------------------------------------------------------------------------------------------
Interest expense:
Engineering                                               $ 0.1        $ 0.1        $ 0.1
Energy                                                      1.4          1.2          0.5
------------------------------------------------------------------------------------------
     Subtotal - segments                                    1.5          1.3          0.6
Corporate                                                     -          0.1          0.8
------------------------------------------------------------------------------------------
     TOTAL                                                $ 1.5        $ 1.4        $ 1.4
------------------------------------------------------------------------------------------


We have determined that intersegment revenues, equity in the net income of investees accounted for by the equity method, and the amount of investment in equity method investees, by segment, are immaterial for further disclosure in these financial statements.

Our enterprise-wide disclosures are as follows (in millions):

                                                                    Restated     Restated
                                                           2005         2004         2003
------------------------------------------------------------------------------------------
Total contract revenues by type of service:
Engineering                                             $ 371.1      $ 343.3      $ 250.6
Operations & maintenance                                  208.2        208.7        176.2
------------------------------------------------------------------------------------------
     TOTAL                                              $ 579.3      $ 552.0      $ 426.8
------------------------------------------------------------------------------------------

                                                                    Restated     Restated
                                                           2005         2004         2003
------------------------------------------------------------------------------------------
Total contract revenues by geographic origin:
Domestic                                                $ 507.3      $ 483.6      $ 371.4
Foreign                                                    72.0         68.4         55.4
------------------------------------------------------------------------------------------
     TOTAL                                              $ 579.3      $ 552.0      $ 426.8
------------------------------------------------------------------------------------------

                                                           Restated     Restated
                                                        2005     2004    2003
--------------------------------------------------------------------------------
Total contract revenues by principal markets:
United States government                                 31.0%    25.9%    16.6%
Various state governmental and quasi-governmental
    agencies                                             26.3%    30.2%    34.7%
Commercial, industrial and private clients               42.7%    43.9%    48.7%
--------------------------------------------------------------------------------

Our business is substantially conducted in the United States. Contracts with various branches of the U.S. government accounted for 31%, 26% and 17% of our total contract revenues for the years ended December 31, 2005, 2004 and 2003, respectively. One customer in our Engineering segment, the Federal Emergency Management Agency ("FEMA"), accounted for approximately 20% and 15% of our total contract revenues in 2005 and 2004, respectively. No individual customer accounted for more than 10% of our total contract revenues in 2003. Long-lived assets are principally held in the United States; amounts held in other locations are immaterial.

6.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

                                                                        Restated
                                                           2005             2004

--------------------------------------------------------------------------------
Land                                                   $    486       $     486
Buildings and improvements                                5,531           5,434
Furniture, fixtures, and office equipment                11,232           9,789
Equipment and vehicles                                    2,275           2,524
Computer hardware                                        12,398          12,507
Computer software                                        19,521          16,589
Leasehold improvements                                    5,092           4,341
Equipment and vehicles under capital lease                2,410           1,813

--------------------------------------------------------------------------------
     Total, at cost                                      58,945          53,483
Less - Accumulated depreciation and amortization        (37,140)        (34,470)

--------------------------------------------------------------------------------
     NET PROPERTY, PLANT AND EQUIPMENT                 $ 21,805       $  19,013
--------------------------------------------------------------------------------

Depreciation expense was $4,215,000, $4,254,000 and $4,616,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The majority of our vehicles are leased and are accounted for as operating leases; however, certain of these vehicle leases are accounted for as capital leases. Assets under capital lease in the above table primarily represent vehicles leased by the Company. These assets are being amortized over the shorter of the lease term or the estimated useful life of the asset. Amortization expense related to capital leases was $592,000, $379,000 and $179,000 for the years 2005, 2004 and 2003 respectively. As of December 31, 2005 and 2004, the Company has recorded $1,022,000 and $507,000 in accumulated amortization for assets under capital lease.

7.  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

                                                                 2005       2004
--------------------------------------------------------------------------------
Goodwill:
  Engineering                                                 $ 1,006    $ 1,006
  Energy                                                        7,465      7,465
--------------------------------------------------------------------------------
     Total goodwill                                             8,471      8,471
Other intangible assets, net of accumulated amortization
  of $1,810 and $1,524, respectively                              190        476
--------------------------------------------------------------------------------
     GOODWILL AND OTHER INTANGIBLE ASSETS, NET                $ 8,661    $ 8,947
--------------------------------------------------------------------------------

Under SFAS 142, our goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. We completed our most recent annual impairment review during the second quarter of 2005, and no impairment charge was required. Similarly, no goodwill impairment charges were recorded in 2004 or 2003.

Amortization expense recorded on the other intangible assets balance was $286,000 in each of 2005, 2004 and 2003. Future amortization expense of the remaining balance will be $190,000 for the year ending December 31, 2006.

8.  LONG-TERM DEBT AND BORROWING AGREEMENTS

In September 2004, we amended and restated our unsecured credit agreement (the "Agreement") with a consortium of financial institutions. The Agreement provides for a commitment of $60 million through September 17, 2008. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding letters of credit. As of December 31, 2005 and 2004, there were no borrowings outstanding under the Agreement; however, outstanding letters of credit totaled $7.0 million and $7.1 million as of these dates, respectively.

The Agreement provides for us to borrow at the bank's prime interest rate or at LIBOR plus an applicable margin determined by our leverage ratio (based on a measure of EBITDA to indebtedness). The Agreement also requires us to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing are not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit. Under the Agreement, we pay bank commitment fees of 3/8% per year based on the unused portion of the commitment.

In connection with the restatement of our consolidated financial statements through March 31, 2005, we did not timely file our quarterly reports on Form 10-Q for the second and third quarters of 2005 and the first quarter of 2006, or our annual report on Form 10-K for the year ended December 31, 2005, with the SEC. As a result, several covenant violations related to the timing of our financial reporting occurred under the Agreement. The lenders have waived these violations by allowing us to file our Forms 10-Q for the quarters ended June 30, 2005 and September 30, 2005, our Form 10-K for the year ended December 31, 2005, and our Form 10-Q for the quarter ended March 31, 2006, with the SEC by August 15, 2006. We expect to complete all of these past due filings by August 15, 2006.

Furthermore, we did not meet the SEC's filing deadline related to our Form 10-Q for the second quarter of 2006. Accordingly, our lenders have also waived the resulting covenant violation related to the timing of this filing by allowing us to file such Form 10-Q by September 30, 2006. We currently expect to be able to file our Form 10-Q for the second quarter of 2006 by September 30, 2006. Beginning with our Form 10-Q filing for the third quarter of 2006, we currently expect to complete our quarterly and annual SEC filings within the SEC's filing deadlines.

The average daily balance outstanding when we were in a borrowed position was $1,983,000 and $6,757,000 at weighted-average interest rates of 4.15% and 3.29% for 2005 and 2004, respectively. The proceeds from these borrowings under the Agreement were used to meet various working capital requirements.

9.  CAPITAL STOCK

In 1996, our Board of Directors authorized the repurchase of up to 500,000 shares of our Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. During 2003, we repurchased 80,400 treasury shares at an average market price of $8.58 per share (based on market prices ranging from $7.90 to $8.81 per share) for a total cost of $690,000. We made no treasury share repurchases during 2004. During the second and third quarters of 2005, we repurchased 104,300 treasury shares at an average market price of $17.11 per share (based on market prices ranging from $16.35 to $18.56 per share) for a total cost of $1,808,000. As of December 31, 2005, 520,319 treasury shares had been repurchased under our Board's authorizations.

As of December 31, 2005, the difference between the number of treasury shares repurchased under these authorizations and the number of treasury shares listed on the consolidated balance sheets relates to an exchange of Series B Common Stock for 23,452 Common shares which occurred during the first quarter of 2002. The remaining difference relates to 1,330 shares issued to employees as bonus share awards in the late 1990s.

Our monthly share repurchases for the year ended December 31, 2005 were as follows:

                                                                            (d)
                                                       (c)        Maximum Number
                                           Total Number of       (or Approximate
                      (a)         (b)     Shares Purchased       Dollar Value)of
                    Total     Average           as Part of       Shares that May
                Number of       Price             Publicly      Yet Be Purchased
                   Shares    Paid per      Announced Plans       Under the Plans
Period          Purchased       Share          or Programs           or Programs
--------------------------------------------------------------------------------
June 1, 2005-
June 30, 2005      89,100      $17.11                89,100             $494,881

July 1, 2005-
July 31, 2005      15,200      $18.32                15,200             $479,681
--------------------------------------------------------------------------------



Under the Agreement (which became effective in September 2004), our treasury share repurchases cannot exceed $5 million during the four-year term of the Agreement.

Our Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. At December 31, 2005 and 2004, there were no shares of such Series B Stock outstanding. We have no plans of issuing any Series B Common Stock in the near future. Our Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2005 and 2004, there were no shares of such Preferred Stock outstanding.

10.  RIGHTS AGREEMENT

In 1999, our Board of Directors adopted a Rights Agreement (the "Rights Agreement"). In connection with the Rights Agreement, we declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group has acquired 25% or more of our outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of our outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

Assuming the Rights have not been redeemed, after a person or group has acquired 25% or more of our outstanding Common Stock, each Right (other than those owned by a holder of 25% or more of the Common Stock) will entitle its holder to purchase, at the Right's then current exercise price, a number of shares of our Common Stock having a value equal to two times the exercise price of the Rights. In addition, at any time after the Rights become exercisable and prior to the acquisition by the acquiring party of 50% or more of the outstanding Common Stock, our Board of Directors may exchange the Rights (other than those owned by the acquiring person or its affiliates) for our Common Stock at an exchange ratio of one share of Common Stock per Right.

11.  LEASE COMMITMENTS

Our non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Future annual minimum lease payments under non-cancelable capital and operating leases as of December 31, 2005 were as follows (in thousands):


                         Capital Lease        Operating Lease
Fiscal Year                Obligations            Obligations             Total
--------------------------------------------------------------------------------
2006                            $  814                $15,130           $15,944
2007                               639                 13,673            14,312
2008                               244                 11,231            11,474
2009                                29                  9,120             9,149
2010                                 -                  5,250             5,250
Thereafter                           -                 11,334            11,334
--------------------------------------------------------------------------------
   TOTAL                        $1,726                $65,738           $67,463
--------------------------------------------------------------------------------


Rent expense under non-cancelable operating leases was $16,590,000 in 2005, $15,265,000 in 2004, and $12,285,000 in 2003.

12.  INCOME TAXES

The components of income/(loss) before income taxes are as follows (in thousands):


                                                    Restated            Restated
                                    2005                2004                2003
--------------------------------------------------------------------------------
Domestic                        $ 18,561            $ 18,868             $ 3,752
Foreign                           (3,444)              (149)                (49)
     TOTAL                      $ 15,117            $ 18,719             $ 3,703
--------------------------------------------------------------------------------


The income tax provision consists of the following (in thousands):

                                                             Restated   Restated
                                                      2005       2004       2003
--------------------------------------------------------------------------------
Current income taxes:
U.S. federal*                                     $  4,173   $    127    $ (488)
Foreign                                              2,625      2,121     2,367
State                                                  525        155       345
--------------------------------------------------------------------------------
  Total current income tax provision/(benefit)       7,323      2,403     2,224
--------------------------------------------------------------------------------
Deferred income taxes:
U.S. federal*                                        2,291      7,118     2,281
Foreign                                                165        369        86
State                                                  287        435       (88)
  Total deferred income tax provision/(benefit)      2,743   $  7,922   $ 2,279
--------------------------------------------------------------------------------
  TOTAL PROVISION FOR INCOME TAXES                $ 10,066   $ 10,325   $ 4,503
--------------------------------------------------------------------------------


* Includes U.S. taxes related to foreign income.

As a result of additional tax deductions related to vested restricted stock grants and stock option exercises, tax benefits have been recognized as contributed capital for the years ended December 31, 2005, 2004 and 2003 in the amounts of $140,000, $493,000, and $33,000, respectively.

The following is a reconciliation of income taxes computed at the Federal statutory rate to income tax expense recorded (in thousands):

                                                             Restated   Restated
                                                      2005       2004       2003
--------------------------------------------------------------------------------
Computed income taxes at U.S. federal
 statutory rate                                   $  5,291   $  6,552   $ 1,296
Taxes on foreign income and losses                   3,189      1,323     1,465
Taxes on foreign deemed profits                        806      1,219     1,005
Foreign earnings indefinitely reinvested              (947)         -         -
Deferred tax on foreign earnings not
 indefinitely reinvested                               225        326        91
State income taxes, net of federal income
 tax benefit                                           812        591       110
Permanent differences                                  646        499       375
Change in valuation allowance, federal                   -       (123)      182
Other                                                   44        (62)      (21)
--------------------------------------------------------------------------------
     TOTAL PROVISION FOR INCOME TAXES             $ 10,066   $ 10,325   $ 4,503
--------------------------------------------------------------------------------

The components of our deferred income tax assets and liabilities at December 31, 2005 and 2004 are as follows (in thousands):

                                                                        Restated
                                                               2005         2004
--------------------------------------------------------------------------------
Deferred income tax assets:
  Accruals not currently deductible for tax purposes      $   9,699    $  8,224
  Billings in excess of revenues                             10,528       8,982
  Tax loss carryforwards                                      6,948       9,216
  Charitable contribution carryforward                            -         123
  All other items                                                70           -
--------------------------------------------------------------------------------
     Gross deferred tax assets                               27,245      26,545
--------------------------------------------------------------------------------
     Valuation allowance for deferred tax assets            (6,150)      (6,227)
--------------------------------------------------------------------------------
     Net deferred tax assets                                 21,095      20,318
--------------------------------------------------------------------------------
Deferred income tax liabilities:
  Unbilled revenues                                         (31,653)    (27,714)
  Undistributed foreign earnings                             (1,624)     (2,351)
  Fixed and intangible assets                                (1,771)     (1,437)
  All other items                                                -         (135)
--------------------------------------------------------------------------------
     Gross deferred tax liabilities                         (35,048)    (31,637)
--------------------------------------------------------------------------------
     NET DEFERRED TAX LIABILITIES                         $ (13,953)   $(11,319)
--------------------------------------------------------------------------------

In assessing the realizablility of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences at December 31, 2005. We have provided valuation allowances against gross deferred tax assets related primarily to state and foreign net operating losses. The amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

We have state net operating loss ("NOL") carryforwards with an aggregate tax benefit of $3,253,000, which expire from 2009 to 2025. A valuation allowance of $2,274,000 has been established for these deferred tax assets. In addition, certain of our foreign subsidiaries have NOL carryforwards aggregating $3,570,000, which expire in varying amounts starting in 2006; some of these last indefinitely. A full valuation allowance of $3,570,000 has been established for the foreign NOL carryforwards. We have also recorded a valuation allowance of $306,000 against other foreign deferred tax assets.

We have federal unused capital losses totaling $125,000 as of December 31, 2005, which are available to offset future capital gains. These carryforwards will expire in 2008. A full valuation allowance of $125,000 has been established for these deferred tax assets.

During 2005, we made a decision to indefinitely reinvest all earnings from our Venezuelan subsidiary. As of December 31, 2005, the cumulative amount of foreign undistributed net earnings related to our Venezuelan subsidiary, for which no deferred taxes have been provided, was $2,688,000. The decision to indefinitely reinvest these earnings resulted in a $947,000 U.S. tax benefit in 2005, since U.S. taxes had previously been provided on these earnings.

We have certain other non-U.S. subsidiaries for which U.S. taxes have been provided to the extent that a U.S. tax liability could arise upon any remittance of earnings from the non-U.S. subsidiaries. As of December 31, 2005, we provided $1,624,000 of U.S. taxes attributable to the undistributed earnings of non-U.S. subsidiaries. Upon any actual remittance of such earnings, certain countries may impose withholding taxes that, subject to certain limitations, would then be available for use as credits against any U.S. tax liability in that period.

The American Jobs Creation Act of 2004 created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing for an 85% dividends-received deduction for certain dividends from controlled corporations. After evaluating its effects, we did not utilize this provision during 2005.

The Internal Revenue Service was in the process of auditing our 2002 consolidated U.S. income tax return as of December 31, 2005. During 2002, the Internal Revenue Service completed an examination of our 1998 U.S. income tax return and made no adjustments. Our 2003 and 2004 U.S. income tax returns remained subject to audit as of December 31, 2005. Management believes that adequate provisions have been made for income taxes at December 31, 2005.

13.  COMMITMENTS & CONTINGENCIES

We currently believe that amounts recorded for certain tax exposures identified through our restatement process may ultimately either be recoverable from clients or may otherwise be reduced. Actual payments could differ from amounts estimated due to the assessment of certain indirect tax obligations by tax authorities to our clients in situations where we had the obligation to charge the client for these taxes, collect the tax and remit it to the tax authorities, or our successful negotiation of tax penalties and interest at less than full statutory rates in situations where such penalty and interest obligations have been estimated and accrued at full statutory rates based on the best information currently available. Based on information currently available, these exposures have been determined to reflect probable liabilities. However, depending on the outcome of future negotiations and discussions with clients and tax authorities, subsequent conclusions may be reached which indicate that portions of these additional tax exposures may not require payment and therefore changes in our estimates could be necessary in future periods. This could result in favorable effects on our income statements in future periods.

Insurance coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. We require our insurers to meet certain minimum financial ratings at the time the coverages are placed; however, insurance recoveries remain subject to the risk that the insurer will be financially able to pay the claims as they arise. We are insured with respect to our workers' compensation and general liability exposures subject to deductibles or self-insured retentions. Loss provisions for these exposures are recorded based upon our estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

We are self-insured for our primary layer of professional liability insurance through a wholly-owned captive insurance subsidiary. The secondary layer of the professional liability insurance continues to be provided, consistent with industry practice, under a "claims-made" insurance policy placed with an independent insurance company. Under claims-made policies, coverage must be in effect when a claim is made. This insurance is subject to standard exclusions.

We rely on qualified actuaries to assist us in determining the level of reserves to establish for both insurance-related claims that are known and have been asserted against us as well as for insurance-related claims that are believed to have been incurred based on actuarial analysis, but have not yet been reported to our claims administrators as of the respective balance sheet dates. We include any adjustments to such insurance reserves in our consolidated results of operations.

Our professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group ("Reliance") for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. We remain uncertain at this time what effect this action will have on our recoveries with respect to claims made against us or our subsidiaries when Reliance coverage was in effect. A wholly-owned subsidiary of ours was subject to one substantial claim which fell within the Reliance coverage period. This claim was settled in the amount of $2.5 million, and payment was made by us in 2003. Due to the liquidation of Reliance, we are currently uncertain what amounts paid to settle this claim will be recoverable under the insurance policy with Reliance. We are pursuing a claim in the Reliance liquidation and believe that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. We had no related receivables recorded from Reliance as of December 31, 2005 and 2004.

We have been named as a defendant or co-defendant in other legal proceedings wherein substantial damages are claimed. Such proceedings are not uncommon to our business. After consultations with counsel, management believes that we have recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material impact on our consolidated financial statements.

At December 31, 2005, we had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of our business in the normal course. Our outstanding guarantees at December 31, 2005 were as follows:

                                                               Related liability
                                                    Maximum              balance
                                               undiscounted          recorded at
(Dollars in millions)                       future payments             12/31/05
--------------------------------------------------------------------------------
Standby letters of credit:

     Insurance related                                $ 6.8                $ 6.8
     Other                                              0.2                    -
Sale of certain construction assets
  (see Note 17)                                       $ 0.6                $ 0.6
--------------------------------------------------------------------------------


Our banks issue standby letters of credit ("LOCs") on our behalf under the Agreement as discussed more fully in Note 8 above. As of December 31, 2005, most of our outstanding LOC amount was issued to an insurance company to serve as collateral for payments the insurer is required to make under certain of our self-insurance programs. This LOC may be drawn upon in the event that we do not reimburse the insurance company for claims payments made on our behalf. Such LOC renews automatically on an annual basis unless either the LOC is returned to the bank by the beneficiary or our banks elect not to renew it.

The liability associated with the insurance-related letters of credit reflects the claims payments for which we expect to reimburse the insurance company (subsequent to their payments of these claims) in order to avoid the insurance company's need to draw on the letter of credit. This liability is included as accrued insurance in our Consolidated Balance Sheet.

14.  EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

We maintain a defined contribution retirement program through our ESOP, in which substantially all employees are eligible to participate. The ESOP offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the ESOP are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by our Board of Directors. Under the 401(k) Salary Redirection Program, we revised our matching contribution percentage effective January 1, 2004 to match up to 100% of the first 3% and 50% of the next full 3% of eligible salary contributed, thereby resulting in a Company match of as much as 4.5% of eligible salary contributed. Previously, we matched 100% of the first 5% and 50% of the next full 1% of eligible salary contributed by participants. Our matching contributions are invested not less than 25% in our Common Stock, with the remaining 75% being available to invest in mutual funds or our Common Stock, as directed by the participants. Our required cash contributions under this program amounted to $5,349,000, $5,006,000 and $6,341,000 in 2005, 2004 and
2003, respectively. An additional discretionary employer contribution of $1,500,000 for 2004 was approved by our Board of Directors in February 2005, and accrued as of December 31, 2004. No discretionary employer contributions were approved by our Board of Directors in either 2005 or 2003.

As of December 31, 2005, the market value of all ESOP investments was $191,000,000, of which 23% represented the market value of the ESOP's investment in our Common Stock. Our ESOP held 20% of both the shares and voting power of our outstanding Common Stock at December 31, 2005.

15.  STOCK OPTION PLANS

As of December 31, 2005, we had two fixed stock option plans. Under the 1995 Stock Incentive Plan (the "Plan"), we were authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through December 14, 2004. Under the amended 1996 Non-employee Directors' Stock Incentive Plan (the "Directors' Plan"), we may grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. The Directors Plan was amended by a vote at the annual meeting of shareholders in April 2004 to increase the number of shares available for grant to 400,000 from 150,000 shares. Under both plans, the exercise price of each option equals the average market price of our stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan, while the options under the Directors' Plan become fully vested on the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

Under the Directors' Plan, each non-employee director was issued 1,500 restricted shares of Common Stock in 2005 and 1,000 restricted shares in 2004 and 2003, for totals of 12,000 shares in 2005 and 7,000 in 2004 and 2003. We recognized compensation expense totaling $135,000, $63,000 and $20,000 related to the issuance of these restricted shares in 2005, 2004 and 2003, respectively. Restrictions on the shares expire two years after the issue date.

The following table summarizes all stock option activity for both plans in 2005, 2004 and 2003:


                                                                                              Weighted average
                                                               Shares subject                   exercise price
                                                                    to option                        per share
--------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2003                                            629,854                         $  10.34
Options granted                                                        14,000                             8.55
Options exercised                                                      (9,875)                            4.94
Options forfeited or expired                                           (9,698)                           14.47
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003                                          624,281                         $  10.32
--------------------------------------------------------------------------------------------------------------
Options granted                                                        14,000                            12.63
Options exercised                                                    (192,136)                            7.88
Options forfeited or expired                                                -                               -
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004                                          446,145                         $  11.44
--------------------------------------------------------------------------------------------------------------
Options granted                                                        16,000                            20.16
Options exercised                                                     (43,015)                           13.39
Options forfeited or expired                                                -                                -
--------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2005                                          419,130                         $  11.57
--------------------------------------------------------------------------------------------------------------

The weighted average fair value of options granted during 2005, 2004 and 2003 was $6.71, $6.59 and $3.99, respectively. As of December 31, 2005, no shares of our Common Stock remained available for future grant under the expired Plan, while 228,000 shares were available for future grant under the Directors' Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2005:

                                                   Options Outstanding                    Options Exercisable
                            -----------------------------------------------   ----------------------------------
                               Number of      Average      Weighted average      Number of      Weighted average
Range of exercise prices         options        life*        exercise price        options        exercise price
----------------------------------------------------------------------------------------------------------------
$ 4.8125 - $ 9.0000              120,315          4.1               $  6.93        120,315               $  6.93
$ 9.5313 - $ 12.850              137,549          3.3                 10.40         53,210                 10.84
$15.035  - $20.160               161,266          6.5                 16.02        161,266                 16.02
----------------------------------------------------------------------------------------------------------------
     TOTAL                       419,130          4.8               $ 11.57        334,791               $ 11.93
----------------------------------------------------------------------------------------------------------------

*Average life remaining in years

The number of options exercisable under both plans as of December 31, 2004 and 2003 was 318,030 and 430,504, respectively.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

                                                                 2005                  2004                  2003
-----------------------------------------------------------------------------------------------------------------
Weighted average risk-free interest rate                         5.4%                  5.5%                  5.5%
Weighted average expected volatility                            44.5%                 45.4%                 40.6%
Expected option life                                          6 YEARS               6 years               6 years
Expected dividend yield                                            0%                    0%                    0%
-----------------------------------------------------------------------------------------------------------------

16.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2005 (in thousands, except per share information):


                                               2005 - THREE MONTHS ENDED
--------------------------------------------------------------------------------
                                       Restated
                                        Mar. 31    June 30   Sept. 30    Dec. 31
                                       --------   --------   --------   --------
Total contract revenues                $144,195   $142,765   $148,733   $143,585
Gross profit                             22,375     18,645     20,838     21,537
Income before income taxes                6,632      1,918      3,543      3,024
Net income                                2,855         42      1,340        814
Diluted earnings per common share      $   0.33   $   0.00   $   0.15   $   0.10
--------------------------------------------------------------------------------



                                               2004 - Three Months Ended
--------------------------------------------------------------------------------
                                       Restated   Restated   Restated   Restated
                                        Mar. 31    June 30   Sept. 30   Dec. 31*
                                       --------   --------   --------   --------
Total contract revenues                125,328    $130,926   $140,975   $154,817
Gross profit                            20,778      23,996     21,992     19,679
Income before income taxes               4,429       5,145      4,813      4,332
Net income                               1,835       2,364      1,891      2,304
Diluted earnings per common share         0.22    $   0.28   $   0.22   $   0.26
--------------------------------------------------------------------------------

* Includes pre-tax expense totaling $1.5 million for a discretionary employer contribution to our 401(k) program (see Note 14).


                         2005 - THREE MONTHS ENDED
--------------------------------------------------
                                     As  Reported
                                       Originally
                                          Mar. 31
                                     ------------
Total contract revenues                  $143,963
Gross profit                               22,917
Income before income taxes                  5,959
Net income                                  3,456
Diluted earnings per common share         $  0.40
--------------------------------------------------


                                          2004 - Three Months Ended
--------------------------------------------------------------------------------
                                    As            As            As            As
                            Originally    Originally    Originally    Originally
                              Reported      Reported      Reported      Reported
                               Mar. 31       June 30      Sept. 30      Dec. 31*
                            ----------    ----------    ----------    ----------
Total contract revenues      $ 125,005     $ 130,603     $ 140,652     $ 154,492
Gross profit                    20,941        23,990        21,986        19,271
Income before income taxes       5,845         6,342         5,969         4,639
Net income                       3,098         3,605         3,283         2,305
Diluted earnings per
 common share                $    0.37     $    0.42     $    0.38     $    0.27
--------------------------------------------------------------------------------


* Includes pre-tax expense totaling $1.5 million for a discretionary employer contribution to our 401(k) program (see Note 14).

17.  SUBSEQUENT EVENTS

 On April 6, 2006, we purchased the stock of Buck Engineering, P.C. (Buck), a North Carolina-based planning and environmental engineering firm. Buck had 2005 revenues of approximately $13 million and approximately 60 employees at the time of our acquisition. The acquisition was accounted for under the purchase method in accordance with SFAS 141, "Business Combinations," and in accordance therewith, the total purchase price of approximately $10.6 million was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. This acquisition had no effect on our consolidated financial statements as of and for the year ended December 31, 2005.

During 2000, we sold certain assets associated with our former heavy & highway construction business to A&L, Inc. In October 2003, A&L filed a lawsuit against us alleging misrepresentation and breach of warranty in connection with the asset sale. In March 2006, a settlement was reached under which all claims were released by both parties. The settlement called for our payment of $625,000 to A&L, as well as our forgiveness of certain receivables totaling $850,000, for which we had previously recorded reserves totaling $600,000. These adjustments increased our Corporate overhead (which is allocated between the Engineering and Energy segments) and reduced pre-tax income by $0.9 million in the second quarter of 2005.

During the second quarter of 2006, we became aware of new information related to a partially insured professional liability insurance claim. After consideration of this new information, we determined that our self-insurance reserve related to this claim should be increased by $1.25 million. Such adjustment reduced our pre-tax income by $1.25 million in the second quarter of 2005.

MANAGEMENT'S REPORT TO SHAREHOLDERS ON
ITS RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management of Michael Baker Corporation is responsible for preparing the accompanying consolidated financial statements and for ensuring their integrity and objectivity. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the Company. The financial statements include amounts that are based on management's best estimates and judgments.

The Company's 2005 financial statements have been audited by Deloitte & Touche LLP, independent registered public accountants, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as the minutes of shareholders' and directors' meetings. The Company's 2004 and 2003 financial statements were audited by PricewaterhouseCoopers LLP, independent registered public accountants.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent registered public accountants to discuss the adequacy of the Company's internal control over financial reporting, its financial statements, and the nature, extent and results of the audit effort. Both the internal auditors and the independent registered public accountants have free and direct access to the Audit Committee without the presence of management.

/s/  Donald P. Fusilli, Jr.
---------------------------
Donald P. Fusilli, Jr.
President and Chief Executive Officer

/s/  William P. Mooney
---------------------------
William P. Mooney
Executive Vice President and Chief Financial Officer

/s/  Craig O. Stuver
----------------------------
Craig O. Stuver
Senior Vice President, Corporate Controller and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Michael Baker Corporation

We have audited the accompanying consolidated balance sheet of Michael Baker Corporation and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of income, shareholders' investment, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2005, and the results of their operations, and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 15, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses.

/s/ Deloitte & Touche LLP
-------------------------
Pittsburgh, Pennsylvania
August 15, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Michael Baker Corporation:

In our opinion, the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, shareholders' investment and cash flows for each of the two years in the period ended December 31, 2004 present fairly, in all material respects, the financial position of Michael Baker Corporation and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Company restated the consolidated financial statements as of and for the years ended December 31, 2004 and 2003.

/s/ PricewaterhouseCoopers LLP
------------------------------
Pittsburgh, Pennsylvania
March 15, 2005, except for Note 2,
as to which the date is August 15, 2006










SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares

The principal market on which our Common Stock is traded is the American Stock Exchange. High and low closing prices of our Common Stock for each quarter during 2005 and 2004 were as follows:


--------------------------------------------------------------------------------
                        2005                                  2004
       -----------------------------------   -----------------------------------
         Fourth    Third   Second    First     Fourth    Third   Second    First
------------------------------------------   -----------------------------------
High     $27.00   $27.60   $22.95   $24.55     $20.02   $16.60   $15.60   $12.70
Low       22.19    18.00    16.32    18.00      15.60    13.22    11.95    10.16
--------------------------------------------------------------------------------