Form 10-K, Exhibit 13
period 2007-12-31
BAKER MICHAEL CORP
filed 2008-06-30
CIK 9263

Exhibit 13.1

SELECTED FINANCIAL DATA

(in thousands, except per share information)	2007	Restated* 2006	2005	2004	2003
Results of Operations
Revenues	$726,965	$646,668	$579,278	$552,046	$426,761
Income from operations	31,375	16,206	16,882	18,868	5,720
Net income/(loss)	19,340	10,332	5,051	8,394	(800)
Diluted earnings/(loss) per share	$2.18	$1.19	$0.58	$0.98	$(0.10)
Return/(loss) on average equity	18.5%	11.9%	6.5%	12.1%	(1.2)%

Financial Condition
Total assets	$276,350	$263,916	$225,461	$215,013	$181,099
Working capital	$84,629	$67,227	$49,264	$43,624	$42,768
Current ratio	1.56	1.44	1.35	1.32	1.42
Long-term debt	$—	$11,038	$—	$—	$13,481
Shareholders’ investment	115,057	93,621	79,824	74,781	64,343
Book value per outstanding share	13.06	10.76	9.40	8.78	7.73
Year-end closing share price	$41.10	$22.65	$25.55	$19.60	$10.35

Cash Flow
Net cash provided by/(used in) operating activities	$26,635	$(9,343)	$12,440	$28,477	$(14,675)
Net cash used in investing activities	(1,560)	(14,933)	(7,078)	(4,055)	(4,787)
Net cash (used in)/provided by financing activities	(16,205)	18,417	(1,792)	(18,077)	18,703

Increase/(decrease) in cash	$8,870	$(5,859)	$3,570	$6,345	$(759)

Backlog	$1,313,900	$1,295,700	$1,321,800	$1,399,500	$720,700

Share Information
Year-end shares outstanding	8,810	8,698	8,490	8,519	8,320
Diluted weighted average shares outstanding	8,874	8,718	8,715	8,554	8,403

*	See Note 2 to our consolidated financial statements in this Form 10-K for a discussion of the restatement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our “Selected Financial Data” and our consolidated financial statements and related notes. The discussion in this section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our current expectations about future events. These expectations are subject to risks and uncertainties, many of which are beyond our control. For a discussion of important risk factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein, see the “Note with Respect to Forward-Looking Statements” and “Risk Factors” sections included in our Annual Report on Form 10-K for the year ended December 31, 2007.

Restatement

Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2006, we determined that accounting errors were included in our previously issued consolidated financial statements. We have restated our previously issued consolidated financial statements, as well as our previously issued selected financial data for 2006; see Note 2 to our consolidated financial statements in this Form 10-K for further discussion of these matters. All amounts and commentary included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations section give effect to the restatement.

As a result of the restatement, we did not timely file this annual report on Form 10-K for the year ended December 31, 2007 and our quarterly report on Form 10-Q for the period ended March 31, 2008 with the Securities and Exchange Commission (“SEC”). These failures to file timely SEC reports have caused us to be out of compliance with our listing agreement with the American Stock Exchange. The American Stock Exchange has indicated that we must file the above referenced SEC Forms 10-K and 10-Q no later than June 30, 2008 and July 31, 2008, respectively, in order to regain compliance.

Business Overview and Environment

We provide engineering and energy expertise for public and private sector clients worldwide. Our primary services include engineering design for the transportation, water and other civil infrastructure markets, architectural and environmental services, construction management services for buildings and transportation projects, and operations and maintenance of oil and gas production facilities. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity. Our financial results are impacted by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for our services in the engineering and energy markets. We could be affected by additional external factors such as price fluctuations and capital expenditures in the energy industry.

Engineering

For the past several years, we have observed increased federal spending activity by the Department of Defense (“DoD”) and the Department of Homeland Security (“DHS”), including the Federal Emergency Management Agency (“FEMA”). In turn, we have focused more marketing and sales activity on these agencies of the United States of America (“U.S.”) federal government. As a result of pursuing this strategy, we have significantly increased our revenues from U.S. federal government contracting activity over this time period. Additional government spending in these areas or on transportation infrastructure could result in profitability and liquidity improvements for us. Significant contractions in any of these areas could unfavorably impact our profitability and liquidity. In 2005, the U.S. Congress approved a six-year $286.5 billion transportation infrastructure bill entitled SAFETEA-LU, the Safe, Accountable, Flexible, Efficient Transportation Equity Act—A Legacy for Users. This funding reflects an increase of approximately 46% over its predecessor, TEA-21. With this bill enacted, we saw an increase in state spending on transportation infrastructure projects for the years ended December 31, 2006 and 2007, and we expect this activity to continue to grow in 2008. Significant Engineering contracts awarded during the year ended December 31, 2007 are as follows:

•

A five-year, $45 million Indefinite Delivery/Indefinite Quantity (“IDIQ”) contract with the U.S. Army Corps of Engineers, Ft. Worth District, to provide architectural and engineering design services nationwide in support of the Department of Homeland Security’s efforts to secure U.S. borders.

•

A four-year, $24 million Environmental Services Cooperative Agreement with the U.S. Department of the Army by a team of organizations to perform a conservation conveyance. Services to be provided by us are valued at $15 million under this contract.

•

A $9.8 million contract with the Pennsylvania Department of Transportation to provide construction management support and construction inspection services for administering an estimated $130 million reconstruction or replacement of portions of U.S. Route 15 and Interstate 81 in Cumberland County, Pennsylvania.

•	A five-year, $10.0 million IDIQ contract with the Naval Facilities Engineering Command - Atlantic to provide architectural and engineering services for environmental compliance engineering support.

•

A 10-year, $50 million IDIQ contract with U.S. Department of Homeland Security and agencies within DHS, primarily the United States Coast Guard, to provide architectural and engineering services for government owned or leased domestic properties.

•

A contract with the Kentucky Transportation Cabinet to conduct a bridge study for two new bridges over Kentucky Lake and Lake Barkley. This study, valued at $2.9 million, will take approximately one year to complete and represents the first phase of a multi-year project.

•

A 15-month, multi-million-dollar centralized leak detection and environmental services program support contract for the Defense Energy Support Center (“DESC”), through the Air Force Center for Environmental Excellence. Primarily, we will be providing environmental support services for receipt, storage, transfer, and delivery of fuel and fueling systems under DESC’s newly established centralized leak detection program.

•

A one-year, $12.3 million contract to provide on-site geographic information systems and installation space management implementation and support for the DoD’s Installation Management Command-Korea, Public Works Division. The contract is for one base year, with four option years.

•	The design portion (typically ranging from 5% to 10% of the construction value) of a $60 million design-build contract from the U.S. Army Corps of Engineers for a new Armed Forces Reserve Center.

In addition, during the second quarter of 2007, we announced an extension of the Consolidated Multiple Award Schedule with the General Services Administration, through January 2012, to provide professional engineering services, environmental services, information technology services, mission oriented business integrated services, and facilities management and maintenance services throughout the continental United States. We have generated more than $68 million in revenues during the initial, five-year award schedule contract period.

In March 2004, we announced that we had been awarded a five-year IDIQ contract with FEMA for up to $750 million to serve as the program manager to develop, plan, manage, implement, and monitor the Multi-Hazard Flood Map Modernization Program, (“FEMA Map Mod Program”) for flood hazard mitigation across the U.S. and its territories. As of December 31, 2007, approximately $57 million of this contract value was included in our funded backlog. Although we expect additional funding authorizations, we do not anticipate realizing all of our unfunded backlog balance (totaling $323 million at December 31, 2007) through the contract award period, which concludes March 10, 2009. Baker expects work and revenue related to authorizations prior March 10, 2009 to continue for approximately three years. During 2008, Baker will compete for contracts in FEMA’s planned Risk Mapping, Analysis and Planning MAP Program (“Risk MAP Program”), which is intended to be the successor to the FEMA Map Mod Program.

Energy

During 2007, we continued to increase our domestic managed services and international businesses with the addition of the following contracts:

•

A $23 million domestic managed service contract with Double Eagle Petroleum, (“Double Eagle”) for a project to provide facility engineering, design and overall management of the 2007 drilling and completion program in south central Wyoming.

•

A $3.2 million contract with Cabinda Gulf Oil Company, a subsidiary of Chevron Corporation, for the provision of operations and maintenance services, training manuals and virtual plant modeling for the deepwater Tombua-Landana project, located 50 miles offshore of Angola.

•

A renewed three-year, $5.8 million-per-year contract with Nigeria LNG Ltd., with an option for a two-year extension, to provide a wide variety of operations, maintenance and support activities for the Liquefied Natural Gas Complex located at Bonny Island, Rivers State, Nigeria.

In addition, the Energy segment continued to realize significant growth during 2007 from the following previously awarded managed services contracts:

•

A multi-million dollar managed services contract with Escambia Operating Company, LLC (“Escambia”) to operate and maintain its gas producing properties and facilities at the Big Escambia Field in Alabama. (Work began on this contract at the end of the second quarter of 2006 and was terminated on September 15, 2007 in connection with Escambia’s sale of these properties.)

•

A seasonal, five-year, multi-million dollar managed services contract with Brooks Range Petroleum Corporation (“Brooks Range”) to provide exploration, development and operations services for their prospect fields on the North Slope of Alaska. (Initial work began on this contract at the end of the second quarter of 2006. Revenues related to Brooks Range are expected to be significantly reduced in 2008 due to changes in our scope of services for this customer.)

•

An onshore managed services contract in the Powder River Basin of Wyoming from Storm Cat Energy to operate and maintain its coal bed methane production facilities. (Work on this contract significantly increased during the second half of 2006.)

Executive Overview

Our revenues were $727.0 million for 2007, a 12% increase over the $646.7 million reported for 2006. This increase was driven by year over year growth of 22% in our Energy segment, which benefited from the four managed services contracts mentioned above. The 6% revenue growth in our Engineering segment primarily related to the recognition of certain project incentive awards during the year, as well as the full year effect of our acquisition of Buck Engineering, P.C. (“Buck”), which we acquired in April 2006.

Our earnings per diluted common share were $2.18 for 2007, compared to $1.19 per diluted common share reported for 2006. Income from operations for 2007 was $31.4 million, which improved from $16.2 million for 2006. These overall results were driven by the favorable impact of project incentive awards, our Engineering segment’s improved utilization and a reduction in our selling, general and administrative (“SG&A”) expenses during 2007. Income from operations for 2007 was $32.2 million in our Engineering segment, which is an increase from $13.6 million for 2006. Unfavorably impacting our overall increase in income from operations year over year was the decrease in our Energy segment’s income from operations to $0.9 million for 2007 compared to $4.0 million for 2006.

Results of Operations

The following table reflects a summary of our operating results (excluding intercompany transactions) for 2007, 2006 and 2005. We evaluate the performance of our segments primarily based on income from operations before Corporate overhead allocations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology, communications, and other Corporate functions and is allocated between our Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll or based on beneficial or causal relationships.

	2007		2006		2005
	(dollars in millions)
Revenues		(1)		(1)		(1)
Engineering	$401.5	55.2%	$380.1	58.8%	$371.1	64.1%
Energy	325.5	44.8%	266.6	41.2%	208.2	35.9%

Total revenues	$727.0	100.0%	646.7	100.0%	579.3	100.0%

Income/(loss) from operations before Corporate overhead		(2)		(2)		(2)
Engineering	$46.2	11.5%	$30.1	7.9%	$40.2	10.8%
Energy	6.2	1.9%	10.2	3.8%	(0.9)	(0.4)%

Total segment income from operations before Corporate overhead	52.4		40.3		39.3

Less: Corporate overhead
Engineering	(14.0)	(3.5)%	(16.5)	(4.3)%	(13.6)	(3.7)%
Energy	(5.3)	(1.6)%	(6.2)	(2.3)%	(5.1)	(2.4)%

Total Corporate overhead	(19.3)		(22.7)		(18.7)

Total income/(loss) from operations
Engineering	32.2	8.0%	13.6	3.7%	26.6	7.3%
Energy	0.9	0.3%	4.0	1.5%	(6.0)	(2.9)%
Other Corporate expense	(1.7)		(1.4)		(3.7)

Total income from operations	$31.4	4.3%	$16.2	2.5%	$16.9	2.9%

(1)	Reflects percentage of total company revenues.

(2)	Reflects percentage of segment revenues for segment line items and percentage of total Company revenues for total line items.

Comparisons of the Years Ended December 31, 2007 and 2006

Revenues

Our revenues totaled $727.0 million for 2007 compared to $646.7 million for 2006, reflecting an increase of $80.3 million or 12%. This increase results from a 22% year-over-year revenue growth in our Energy segment due primarily to the increases associated with our previously mentioned managed services contracts and a 2007 increase of $6.9 million in project incentive awards in our Engineering segment.

Engineering. Revenues were $401.5 million for 2007 compared to $380.1 million for 2006, reflecting an increase of $21.4 million or 6%. The following table presents Engineering revenues by client type:

	2007		2006
	(dollars in millions)
Revenues by client type
Federal government	$196.5	49%	$175.6	46%
State and local government	160.7	40%	150.9	40%
Domestic private industry	44.3	11%	53.6	14%

Total Engineering revenues	$401.5	100%	$380.1	100%

The increase in our Engineering segment’s revenues for 2007 was generated primarily by an increase of $10.6 million in work performed as a subcontractor to our unconsolidated joint venture operating in Iraq, an increase of $6.9 million in project incentive awards recognized and totaling $9.5 million during 2007, and the full-year effect of our acquisition of Buck, which we acquired in April 2006. Total revenues from FEMA were $98 million and $100 million for 2007 and 2006, respectively. As a result of achieving certain performance levels on the FEMA Map Mod Program, we recognized revenues associated with project incentive awards totaling $4.7 million and $2.1 million for 2007 and 2006, respectively. The increased project incentive awards on the FEMA Map Mod Program for 2007 represent a combination of the availability of a larger project incentive award pool as compared to 2006 and the achievement of higher performance levels on the tasks completed, which resulted in our recognition of a higher percentage of the available project incentive award pool. Other significant revenues associated with project incentive awards earned in 2007 included the recognition of a one-time $2.7 million award as a subcontractor for a FEMA Housing Inspection contract, $2.0 million for a design/build highway reconstruction project and $0.1 million on another federal government contract.

Energy. Revenues were $325.5 million for 2007 compared to $266.6 million for 2006, reflecting an increase of $58.9 million or 22%. The Energy segment serves both major and smaller independent oil and gas producing companies in both the U.S and foreign markets.

The following table presents Energy revenues by market:

	2007		2006
	(dollars in millions)
Revenues by market
Domestic	266.4	82%	$196.3	74%
Foreign	59.1	18%	70.3	26%

Total Energy revenues	$325.5	100%	$266.6	100%

The increase in Energy’s revenues for 2007 was primarily the direct result of the aforementioned onshore managed services contracts, including Double Eagle, the expansion of new and existing contracts for our coal-bed methane operations in the Powder River Basin, and the Escambia and Brooks Range projects. The Double Eagle contract was awarded in the second half of 2007 and the Escambia and Brooks Range contracts were awarded during 2006 with services fully commencing during the second half of 2006. Also contributing to the increase was the expansion of our domestic labor contracts located offshore in the Gulf of Mexico. Partially offsetting this 2007 increase in revenues was a reduction in revenues for certain projects in Nigeria and Venezuela as compared to 2006.

Gross Profit

Our gross profit totaled $100.5 million for 2007 compared to $86.0 million for 2006, reflecting an increase of $14.5 million or 17%. Gross profit included unallocated Corporate costs of $0.7 million for 2007 and $1.4 million for 2006. Gross profit expressed as a percentage of revenues increased to 13.8% for 2007 compared to 13.3% for 2006. The increase in gross profit expressed as a percentage of revenues for 2007 is primarily attributable to an increase in project incentive awards recognized totaling $7.1 million, a $2.2 million decrease in legal fees related to a 2006 project bid protest, and our Engineering segment’s improved project mix and higher utilization compared to 2006. Increases in self-insured general liability costs, medical costs and workers compensation costs of $3.0 million, $2.8 million and $1.6 million, respectively, all related primarily to higher claims activity in our Energy segment, served to partially offset our overall increase in gross profit expressed as a percentage of revenues for 2007.

Direct labor and subcontractor costs are major components in our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 28.3% for 2007 compared to 30.3% for 2006, while subcontractor costs expressed as a percentage of revenues were 27.7% and 24.3% for 2007 and 2006, respectively. In the Energy segment, we used more subcontractors during 2007 in connection with a major scheduled annual maintenance program on a project and to drill exploratory wells for our customers on certain managed services contracts. Expressed as a percentage of revenues, both direct labor and subcontractor costs in the Engineering segment increased year over year due to increased utilization and contract mix, respectively.

Engineering. Gross profit was $80.3 million for 2007 compared to $64.6 million for 2006, reflecting an increase of $15.7 million or 24%. Engineering’s gross profit expressed as a percentage of revenues increased to 20.0% for 2007 from 17.0% for 2006. The increase in gross profit expressed as a percentage of revenues for 2007 is primarily attributable to the aforementioned increase of project incentive awards recognized totaling $6.9 million, the $2.2 million decrease in legal fees related to a 2006 project bid protest, improved project mix and higher utilization.

Energy. Gross profit was $20.9 million for 2007 compared to $22.8 million for 2006, reflecting a decrease of $1.9 million or 8%. Gross profit expressed as a percentage of revenues decreased to 6.4% for 2007 compared to 8.6% for 2006. Gross profit expressed as a percentage of revenues was unfavorably impacted by increases in self-insured general liability costs of $3.2 million, self-insured medical costs of $2.1 million (primarily related to higher claims activity), and workers’ compensation expense of $1.8 million.

Selling, General and Administrative Expenses

Our SG&A expenses totaled $69.1 million for 2007 compared to $69.8 million for 2006, reflecting a decrease of $0.7 million or 1%. In 2006, the Energy segment recorded tax liability adjustments which reduced its SG&A expenses by approximately $3.6 million. These adjustments related to a favorable settlement of sales and use tax liabilities and reductions in accruals for penalties related to various foreign taxes as those taxes were settled during the year. Included in SG&A for 2007 were unallocated Corporate-related costs of $1.0 million due to professional fees and employee retention costs related to our evaluation of strategic alternatives for our Energy segment during the year. Unallocated Corporate-related costs were nominal for 2006. This overall decrease in SG&A expenses is primarily the result of a $3.3 million reduction in allocated Corporate overhead costs, which primarily related to a reduction in nonrecurring professional fees of $1.8 million for 2007. Incentive compensation was increased by $1.5 million for 2007 because of the Company’s financial performance. In addition, the positive impact of our Engineering segment’s improved utilization contributed to the decrease in SG&A expenses. SG&A expenses expressed as a percentage of revenues decreased to 9.5% for 2007 from 10.8% for 2006. This overall decrease in SG&A expenses expressed as a percentage of revenues is related to our 12% increase in revenues as compared to 2006, the previously mentioned decrease in Corporate overhead costs and the Engineering segment’s improved utilization.

We anticipate that our SG&A expenses will increase in 2008 due to events and professional fees resulting from the restatement of our consolidated financial statements for the year ended December 31, 2006 and the first three quarters of 2007.

Engineering. SG&A expenses were $48.1 million for 2007 compared to $51.0 million for 2006, reflecting a decrease of $2.9 million or 6%. SG&A expenses expressed as a percentage of revenues decreased to 12.0% for 2007 from 13.4% for 2006. This decrease primarily related to a reduction of $2.4 million in allocated Corporate overhead costs, of which $0.3 million related to nonrecurring professional fees. Also contributing to this decrease was the improved utilization. A 2007 increase in incentive compensation expense of $1.2 million compared to 2006, served to partially offset Engineering’s overall decrease in SG&A expenses expressed as a percentage of revenues for 2007

Energy. SG&A expenses were $20.0 million for 2007 compared to $18.8 million for 2006, reflecting an increase of $1.2 million or 6%. In 2006, the Energy segment recorded tax liability adjustments which reduced its SG&A expenses by approximately $3.6 million. These adjustments related to a favorable settlement of sales and use tax liabilities and reductions in accruals for penalties related to various foreign taxes that were settled during the year. These adjustments were partially offset by a decrease of $1.2 million in nonrecurring professional fees and a reduction of $0.9 million in allocated Corporate overhead costs for 2007. SG&A expenses expressed as a percentage of revenues decreased to 6.1% for 2007 from 7.1% for 2006. This decrease in SG&A expenses expressed as a percentage of revenues is primarily attributable to the aforementioned 22% increase in revenues coupled with the reduction in allocated Corporate overhead costs.

Other Income/(Expense)

The other income and expense categories discussed below totaled $2.4 million of income for 2007 compared to $2.1 million of income for 2006.

Our recurring interest expense decreased to $0.4 million in 2007 compared to $1.0 million for 2006 primarily due to our being in a net invested position under our Unsecured Credit Agreement (“Credit Agreement”) during the majority of 2007. We were in a net borrowed position under our Credit Agreement for the majority of 2006. Interest income was $0.5 million for both 2007 and 2006. Interest income for 2006 included $0.1 million of interest related to a favorable claim settlement. Interest expense on unpaid taxes was $0.8 million for 2007 compared to a reduction of expense of $1.0 million for 2006.

Equity income from our unconsolidated subsidiaries produced income of $2.7 million for 2007 compared to $1.3 million for 2006. This increase was primarily related to new work orders being performed by our unconsolidated Engineering subsidiary operating in Iraq.

Our “other, net” income/(expense) was $0.4 million of income for both 2007 and 2006. These amounts primarily include currency-related gains and losses.

Income Taxes

Our provisions for income taxes resulted in effective income tax rates of 43% and 44% in 2007 and 2006, respectively. The variance between the U.S. federal statutory rate and our effective rate for these periods is primarily due to taxes on foreign revenue and income, which we are not able to offset with U.S. foreign tax credits, and to foreign losses with no U.S. tax benefit. The foreign pre-tax book income was approximately $2.5 million for 2007 compared to $5.7 million for 2006. The incremental effective rate above the U.S. federal statutory rate for foreign taxes and U.S. taxes on unremitted foreign earnings was 5% in 2007 and 10% in 2006. Our effective rate for 2007 was also impacted by a more favorable mix of permanent items partially offset by higher state taxes. Our effective rate for 2006 was impacted by state income taxes, a favorable mix of permanent items and an income tax benefit totaling $0.8 million realized from a U.S. income tax refund received in 2006 related to an amended return.

Comparisons for the Years Ended December 31, 2006 and 2005

Revenues

Our revenues totaled $646.7 million for 2006 compared to $579.3 million for 2005, reflecting an increase of $67.4 million or 12%. The main driver of this increase related to 28% year-over-year growth in our Energy segment.

Engineering. Revenues totaled $380.1 million for 2006 compared to $371.1 million for 2005, reflecting an increase of $9.0 million or 2%. The majority of our 2006 revenues in the Engineering segment was generated by our transportation practice (37% of total) and our projects with FEMA (26% of total). The following table presents Engineering revenues by client type:

	2006		2005
	(dollars in millions)
Revenues by client type
Federal government	$175.6	46%	$179.8	48%
State and local government	150.9	40%	152.2	41%
Domestic private industry	53.6	14%	39.1	11%

Total Engineering revenues	$380.1	100%	$371.1	100%

The increase in our Engineering segment’s revenue was generated primarily by a 13% increase in transportation-related revenues and the acquisition of Buck, which added incremental revenue of $6.3 million in 2006. This increase was partially offset by a decrease in FEMA-related revenues. Total revenues from FEMA were $100 million and $114 million for 2006 and 2005, respectively. The 2006 decrease in FEMA revenue was primarily associated with higher subcontractor costs in 2005 associated with completing the initial scope of the information infrastructure required for the map modernization project during 2005. In addition, as a result of achieving certain performance levels on the map modernization project, we recognized revenues associated with incentive awards totaling $2.1 million and $6.4 million for 2006 and 2005, respectively. The higher awards for 2005 represent a combination of the availability of a larger incentive award pool in 2005 as compared to 2006 and lower performance levels being achieved on the project in 2006, which resulted in our recognition of a lower percentage of the available 2006 incentive award pool.

Energy. Revenues totaled $266.6 million for 2006 compared to $208.2 million for 2005, reflecting an increase of $58.4 million or 28%. The Energy segment serves both major and smaller independent oil and gas producing companies in both the U.S and foreign markets. The following table presents Energy revenues by market:

	2006		2005
	(dollars in millions)
Revenues by market
Domestic	$196.3	74%	$143.7	69%
Foreign	70.3	26%	64.5	31%

Total Energy revenues	$266.6	100%	$208.2	100%

The 28% increase in Energy’s revenues in 2006 was the direct result of contracts awarded during 2006. These contracts included offshore operations and maintenance work in the Gulf of Mexico with Stone Energy and onshore managed services contracts with Escambia and Brooks Range Petroleum Corporation. Internationally, Energy’s revenues also benefited from the scheduled shut downs of a liquefied natural gas facility in Nigeria, for which we provided operations and maintenance services on two separate occasions during 2006 versus only once in 2005. During the shut-down period, high levels of effort are expended to complete preventative and other maintenance and then place the facility back into service quickly. These activities generate revenues over a short period of time and do not recur until the next scheduled shut-down period. In addition, we received new contracts in Western Africa during 2006, which were offset by the loss of a major contract in Venezuela.

Gross Profit

Our gross profit was $86.0 million for 2006 compared to $83.4 million for 2005, reflecting an increase of $2.6 million or 3%. Gross profit included unallocated Corporate costs of $1.4 million for 2006 and $3.7 million for 2005. Gross profit expressed as a percentage of revenues decreased to 13.3% for 2006 compared to 14.4% for 2005. Direct labor and subcontractor costs are major components of our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 30.3% for 2006 compared to 30.8% for 2005, while subcontractor costs expressed as a percentage of revenues were 24.3% and 22.7% for 2006 and 2005, respectively. Incremental employee medical costs in both the Engineering and Energy segments for 2006 also contributed to the decrease in our gross profit over 2005.

Engineering. Gross profit was $64.6 million for 2006 compared to $72.2 million for 2005, reflecting a decrease of $7.6 million or 10%. Engineering’s gross profit expressed as a percentage of revenues decreased to 17.0% for 2006 from 19.5% for 2005. In 2006, gross profit expressed as a percentage of revenues was negatively impacted by a decrease of $4.3 million in the aforementioned incentive awards on the FEMA map modernization project, coupled with legal costs totaling $2.2 million incurred during 2006 in connection with litigation related to our bid on a new housing inspection services contract for FEMA. In addition, Engineering’s labor utilization rates for 2006 were lower by 1.5% when compared to 2005 and negatively impacted Engineering’s gross profit expressed as a percentage of revenues. These lower labor utilization rates in 2006 are attributable to a higher level of Baker labor hours worked in 2005 in connection with the FEMA map modernization project, combined with a higher level of proposal activity in the first half of 2006 and multiple delays of anticipated projects during 2006. The 2006 proposal activity includes our effort to acquire the housing inspection services contract for FEMA, which was initially awarded to us but subsequently protested. In April 2007, FEMA informed us that we were not reselected for the housing inspection services contract.

Energy. Gross profit was $22.8 million for 2006 compared to $14.9 million for 2005, reflecting an increase of $7.9 million or 53%. Gross profit expressed as a percentage of revenues increased to 8.6% for 2006 compared to 7.1% for 2005. This increase in gross profit expressed as a percentage of revenues relates to the previously mentioned 28% increase in revenues coupled with lower project overhead costs expressed as a percentage of revenues for 2006 as compared to 2005. Gross profit increased by $6.4 million in our managed services business as a result of higher profitability on new contracts which commenced in 2006. Also favorably impacting gross profit expressed as a percentage of revenues was the improved performance of our computerized maintenance management and operations assurance services (“CMMS”) contracts, which contributed $1.4 million of gross profit in 2006 versus a gross loss of approximately $0.1 million in 2005, and a performance-based incentive bonus totaling $0.7 million that was earned on a project in our managed services business during the first quarter of 2006. In 2006, the Energy segment recorded tax liability adjustments which reduced its cost of work performed by approximately $1.6 million. These adjustments related to several foreign payroll tax exposures that were settled or resolved in the fourth quarter. In addition, the Energy segment’s gross profit expressed as a percentage of revenues was favorably impacted by lower workers’ compensation claims expense in 2006 versus 2005.

Selling, General and Administrative Expenses

Our SG&A expenses were $69.8 million for 2006 compared to $66.5 million for 2005, reflecting an increase of $3.3 million or 5%. This overall increase in SG&A expenses is the direct result of higher Corporate overhead costs in 2006. Corporate overhead increased primarily due to an increase in professional fees of $1.8 million and higher costs associated with headcount additions. SG&A expenses expressed as a percentage of revenues decreased to 10.8% for 2006 from 11.5% for 2005. This overall decrease in SG&A expenses expressed as a percentage of revenues is related to our 12% increase in revenues for 2006.

Engineering. SG&A expenses were $51.0 million for 2006 compared to $45.5 million for 2005, reflecting an increase of $5.5 million or 12%. SG&A expenses expressed as a percentage of revenues increased to 13.4% for 2006 from 12.3% for 2005. In addition to an increase of $2.8 million in allocated Corporate overhead expenses, the Engineering segment’s SG&A expenses increased by $2.1 million in 2006 due primarily to increases in bid and proposal costs, as well as other increases in legal and professional fees, project management training costs, and personnel-related costs compared to 2005.

Energy. SG&A expenses were $18.8 million for 2006 compared to $20.9 million for 2005, reflecting a decrease of $2.1 million or 10%. SG&A expenses expressed as a percentage of revenues decreased to 7.1% for 2006 from 10.0% for 2005. This decrease in SG&A expenses expressed as a percentage of revenues is primarily attributable to the aforementioned 28% increase in revenues coupled with the favorable effect of certain tax liability adjustments recorded in 2006. In 2006, the Energy segment recorded tax liability adjustments which reduced its SG&A expenses by approximately $3.6 million. These adjustments related to a favorable settlement of sales and use tax liabilities and reductions in accruals for penalties related to various foreign taxes settled during the year. Partially offsetting these favorable adjustments was an increase of $1.2 million in allocated Corporate overhead expenses and professional fees of $1.0 million for audit and tax services related to our settlements of past due taxes during 2006.

Other Income/(Expense)

The other income and expense categories discussed below totaled $2.1 million of income for 2006 compared to $1.8 million of income for 2005.

Equity income from our unconsolidated subsidiaries was $1.3 million for 2006 compared to $0.5 million for 2005. This increase in equity income as compared to 2005 primarily related to additional costs recognized by an unconsolidated Energy subsidiary in 2005 due to a goodwill impairment charge and other costs incurred as a result of Hurricanes Katrina and Rita.

Interest income increased to $0.5 million for 2006 compared to $0.3 million for 2005. This increase resulted primarily from interest income collected in connection with a favorable claim settlement and a tax refund received during 2006. Our recurring interest expense increased to $1.0 million in 2006 compared to $0.1 million for 2005 primarily due to our being in a net borrowed position under our Credit Agreement during the majority of 2006. We were in a net invested position under our Credit Agreement for the majority of 2005.

As a result of our underpayment of certain income, payroll, value added, and sales and use taxes in our Energy segment during 2005 and prior years, we accrued $1.4 million in interest expense in 2005. During 2006, favorable settlements and resolutions of these tax liabilities resulted in the reversal of previously accrued interest expense totaling $1.6 million, partially offset by incremental interest expense related to unresolved and unsettled tax exposures totaling $0.6 million.

Our “other, net” income/(expense) was $0.4 million of income for 2006 compared to $1.1 million of expense for 2005. The 2006 income amount included currency-related gains totaling $0.4 million. The 2005 expense amount included currency-related losses of $0.5 million, a write-down on an equity investment totaling $0.2 million, and other miscellaneous expense.

Income Taxes

Our provisions for income taxes resulted in effective tax rates of 44% and 67% in 2006 and 2005, respectively. The variance between the U.S. federal statutory rate and our effective rate for these periods is primarily due to taxes on foreign revenue and income, which we are not able to offset with U.S. foreign tax credits, and to foreign losses with no U.S. tax benefit. The foreign pre-tax book income was approximately $5.7 million for 2006 compared to a loss of $3.4 million for 2005. The change to foreign pre-tax book income from a loss in 2005 created a significant fluctuation in the effective rate relative to foreign taxes. The effective rate related to foreign taxes was 3% and 26% in 2006 and 2005, respectively, reflecting a 23% rate reduction from the previous year. The foreign tax expense from 2005 to 2006 did not fluctuate significantly; however, when applied to the amount of pre-tax book income, a significant rate impact resulted because a significant portion of our foreign tax expense is typically computed based on deemed profits and would not be impacted by the amount of pre-tax book income from year to year. Our effective rate in 2006 was also lower because of state income taxes, a favorable mix of permanent items as compared to the prior year and an income tax benefit realized from a U.S. income tax refund received in 2006 related to an amended return.

Developments Regarding Foreign and Domestic Tax Liabilities from 2005

During 2007 and 2006, we resolved a number of our Energy segment’s outstanding foreign and domestic tax and tax-related liabilities from 2005. We expect that additional tax exposures will be settled in our Energy segment during 2008; however, we are currently unable to estimate what impact, if any, those settlements may have on our 2008 earnings. The impact of the 2007 and 2006 reversals, as well as payments, on our liability balances recorded at December 31, 2005 was as follows:

Tax-related liabilities arising from 2005 restatement	2005 Balance	Paid	Reversed	2006 Balance	Paid	Reversed	2007 Balance
(in millions)
Penalties and interest on taxes	$6.4	$(0.5)	$(2.1)	$3.8	$(0.1)	$(0.6)	$3.1
Domestic sales and use taxes	3.2	(0.1)	(3.1)	—	—	—	—
International payroll taxes	5.7	(1.7)	(1.6)	2.4	(0.3)	(1.5)	0.6
International value added taxes	1.4	(0.2)	—	1.2	—	—	1.2
International income taxes	4.7	(2.9)	—	1.8	—	(0.5)	1.3

Total	$21.4	$(5.4)	$(6.8)	$9.2	$(0.4)	$(2.6)	$6.2

The above table does not include additional tax liabilities related to our 2007 and 2006 operations. In addition to the amounts included in the preceding table, penalties and interest totaling $0.4 million and $1.0 million were incurred during 2007 and 2006, respectively, related to our outstanding exposures as of December 31, 2005.

Contract Backlog

	As of December 31,
(in millions)	2007	2006
Engineering
Funded	$425.6	$337.3
Unfunded	696.6	719.8

Total Engineering	1,122.2	1,057.1
Energy	191.7	238.6

Total	$1,313.9	$1,295.7

For our Engineering segment, funded backlog consists of that portion of uncompleted work represented by signed contracts and/or approved task orders, and for which the procuring agency has appropriated and allocated the funds to pay for the work. Total backlog incrementally includes that portion of contract value for which options have not yet been exercised or task orders have not been approved. We refer to this incremental contract value as unfunded backlog. U.S. government agencies, and many state and local governmental agencies, operate under annual fiscal appropriations and fund various contracts only on an incremental basis. In addition, our clients may terminate contracts at will or not exercise option years. Our ability to realize revenues from our backlog depends on the availability of funding for various federal, state and local government agencies; therefore, no assurance can be given that all backlog will be realized.

In the Energy segment, our managed services contracts typically have one to five year terms and up to ninety-day cancellation provisions. Our labor services contracts in the Energy segment typically have one to three year terms and up to thirty-day cancellation provisions. For these managed services and labor contracts, backlog includes our forecast of the next twelve months’ revenues based on existing contract terms and operating conditions. For our managed services contracts, fixed management fees related to the contract term beyond twelve months are not included in backlog. Backlog related to fixed-price contracts within the Energy segment is based on the related contract value. On a periodic basis, backlog is reduced as related revenue is recognized. Oil and gas industry merger, acquisition and divestiture transactions affecting our clients can result in increases and decreases in our Energy segment’s backlog.

Engineering

The increase in Engineering’s backlog as of December 31, 2007 resulted from new work orders totaling $10 million being performed by us for our unconsolidated Engineering subsidiary operating in Iraq, the addition of two environmental services contracts totaling $16 million and various new transportation contract awards. As of December 31, 2007 and December 31, 2006, approximately $57 million and $64 million of our funded backlog, respectively, related to the $750 million FEMA Map Mod Program contract to assist FEMA in conducting a large-scale overhaul of the nation’s flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. Although we expect additional funding authorizations, we do not anticipate realizing all of our unfunded FEMA backlog balance (totaling $323 million at December 31, 2007) through the contract award period, which concludes March 10, 2009. We expect work and revenue related to authorizations prior March 10, 2009 to continue for approximately three years. In the future, we may be required to reduce our FEMA backlog as better estimates become available. During 2008, we will compete for contracts in FEMA’s planned Risk Mapping, Analysis and Planning MAP Program (“Risk MAP Program”), which is intended to be the successor to the FEMA Map Mod Program.

Energy

The decrease in Energy’s backlog for 2007 primarily resulted from the completion of certain existing domestic onshore managed service contracts. Several new onshore managed services projects are currently in the discussion and proposal stages.

Liquidity and Capital Resources

We have three principal sources of liquidity to fund our operations, our existing cash and cash equivalents, cash generated by operations, and our available capacity under our Credit Agreement. In addition, certain customers have provided us with cash advances for use as working capital related to those customers’ contracts. At December 31, 2007 and 2006, we had $22.1 million and $13.2 million in cash and cash equivalents, respectively, and $84.6 million and $67.2 million in working capital, respectively. Our available capacity under our $60 million Credit Agreement, after consideration of current borrowings and outstanding letters of credit, was approximately $49.3 million (82% availability) and $38.8 million (65% availability) at December 31, 2007 and 2006, respectively. Our current ratios were 1.56 to 1 and 1.44 to 1 at December 31, 2007 and 2006, respectively.

Our cash flows are primarily impacted from period to period by fluctuations in working capital. Factors such as our contract mix, commercial terms, and delays in the start of projects may impact our working capital. In line with industry practice, we accumulate costs during a given month and then bill those costs in the following month for many of our contracts. While salary costs associated with the contracts are paid on a bi-weekly basis, certain subcontractor costs are generally not paid until we receive payment from our customers. As of December 31, 2007 and 2006, $15.3 million and $16.2 million, respectively, of our accounts payable balance comprised invoices with “pay-when-paid” terms.

Cash Used in/Provided by Operating Activities

Cash provided by operating activities was $26.6 million and $12.4 million for 2007 and 2005, respectively, and cash used in operating activities was $9.3 million for 2006.

Cash provided by operating activities for 2007 was driven partially by the increase in net income to $19.3 million, mainly as a result of our Engineering segment’s strong performance during the year. Our total days sales outstanding in receivables and unbilled revenues, net of billings in excess, decreased in both segments and, on a consolidated basis, from 88 days at year-end 2006 to 84 days at year-end 2007. This 2007 improvement in days sales outstanding fueled an $11.1 million improvement in cash flow provided by operating activities from 2006. Our increase in accounts payable at December 31, 2007, which was primarily due to an increase in activity related to certain of our Energy segment’s managed services contracts compared to December 31, 2006, also served to strengthen our cash position from operating activities. As a result of our revenues increasing in our Engineering segment for the fourth quarter of 2007 compared to 2006 of $13.6 million or 14%, the Engineering segment’s combined accounts receivables and net unbilled revenues increased by $7.7 million or 8%. The Energy segment’s combined accounts receivables and net unbilled revenues increased by approximately $1.7 million or 2% at December 31, 2007 compared to December 31, 2006, due primarily to the aforementioned increase in Energy’s activity on managed services contracts.

The decrease in cash provided by operating activities for 2006 resulted in part from income tax payments totaling $12.2 million in 2006 compared to $0.9 million in payments made during 2005. The increase in payments for 2006 primarily resulted from the utilization of U.S. federal net operating loss carryforwards in 2005 which reduced our tax payments for 2005. Our higher 2006 forecasted taxable income resulted in higher quarterly estimated tax payments to the U.S. federal government during the year. In addition, approximately $2.9 million of the 2006 tax payments related to international income taxes for the settlement of prior period income tax liabilities. Furthermore, we paid an incremental $1.9 million in foreign payroll and value added taxes to settle several prior tax periods. Increases in both of our segments’ accounts receivable balances and an increase in our Energy segment’s net unbilled revenues, offset partially by a decrease in our Engineering segment’s net unbilled revenues, were the primary factors in our 2006 decrease in cash provided from operating activities. While our revenues increased from 2005 to 2006 by $67.4 million or 12%, the aggregate of accounts receivables and unbilled revenues, net of billings in excess, increased by $22.3 million or 15%. One of the key drivers in the increase in receivables as compared to the increase in revenues is the significant growth in our Energy segment’s revenues in the fourth quarter, during which the Energy segment earned 29% of its 2006 revenues. This, in turn, increased our receivables and net unbilled revenue balances as of December 31, 2006.

The cash provided by operating activities for 2005 resulted primarily from lower net income, higher days sales outstanding associated with our net unbilled revenues, and lower accrued compensation related to 2004 incentive compensation bonuses that were paid in 2005.

Cash Used in Investing Activities

Cash used in investing activities was $1.6 million, $14.9 million, and $7.1 million in 2007, 2006 and 2005, respectively. The increase in cash used in investing activities for 2006 reflects the net cash paid for the acquisition of Buck totaling $11.2 million and capital expenditures of $3.8 million. Except for the acquisition of Buck in 2006, our cash used in investing activities related entirely to capital expenditures, with the majority relating to office and field equipment, computer and software equipment and leasehold improvements. We also acquire various assets through operating leases, which reduce the level of capital expenditures that would otherwise be necessary to operate both segments of our business.

Cash Provided by/Used in Financing Activities

Cash used in financing activities was $16.2 million and $1.8 million for 2007 and 2005, respectively and cash provided by financing activities was $18.4 million for 2006.

The cash used in financing activities for 2007 reflects net repayments of borrowings totaling $11.0 million under our Credit Agreement as compared to net borrowings in 2006 totaling $11.0 million, for which the related proceeds were used to finance short-term working capital needs as well as to provide capital for the Buck acquisition. In addition, our book overdrafts decreased $6.0 million for 2007 as compared to an increase of $6.0 million for 2006. Proceeds from the exercise of stock options were $1.4 million in 2007 as compared to $2.0 million for 2006. This was partially offset by payments on capital lease obligations totaling $0.6 million for both 2007 and 2006.

Cash used in financing activities for 2005 primarily related to the repurchase of 104,300 shares of our common stock totaling $1.8 million. In addition, we received proceeds from the exercise of stock options totaling $0.6 million. This was offset by payments on capital lease obligations totaling $0.6 million.

Credit Agreement

Our Credit Agreement is with a consortium of financial institutions and provides for a commitment of $60 million. In the third quarter of 2007, we negotiated certain pricing improvements and an extension of the Credit Agreement through October 1, 2011. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding standby letters of credit (“LOCs”) not to exceed $20.0 million. As of December 31, 2007, there were no borrowings outstanding under the Credit Agreement and the outstanding LOCs were $10.7 million. As of December 31, 2006, borrowings outstanding under the Credit Agreement were $11.0 million and the outstanding LOCs were $10.2 million. The Credit Agreement provides for us to borrow at the bank’s prime interest rate or at LIBOR plus an applicable margin determined by our leverage ratio (based on a measure of indebtedness to EBITDA). The Credit Agreement requires us to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. If any of these financial covenants or certain other conditions of borrowing is not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit.

In connection with the restatement of our consolidated financial statements, we did not timely file our annual report on Form 10-K for the year ended December 31, 2007 or our quarterly report on Form 10-Q for the first quarter of 2008 with the SEC. As a result, several covenant violations related to the timing of our financial reporting occurred under the Credit Agreement. The lenders have waived these violations by allowing us to provide them with both our Form 10-K for the year ended December 31, 2007 and our Form 10-Q for the quarter ended March 31, 2008, by August 4, 2008. We expect to complete these past due filings by this agreed upon date.

Financial Condition & Liquidity

We plan to utilize our cash and borrowing capacity under the Credit Agreement for, among other things, short-term working capital needs, including the satisfaction of contractual obligations and payment of taxes, to fund capital expenditures, and to support strategic opportunities that management identifies. We continue to pursue growth in our core businesses, and are specifically seeking to expand our Engineering operations through organic growth and strategic acquisitions that align with our core competencies. We consider investments, acquisitions and geographic expansion as components of our growth strategy and intend to use both existing cash and the Credit Agreement to fund such endeavors. We also periodically review our segments, and our service offerings within those segments, for financial performance and growth potential. As such, we may also consider streamlining our current organizational structure if we conclude that such actions would further increase our operating efficiency and strengthen our competitive position over the long term.

As part of our evaluation of strategic alternatives, we engaged an investment banker to assist our Board of Directors in pursuing the sale of our Energy segment. This activity commenced during July 2007. Discussions with several potential buyers were in process at December 31, 2007; however, all substantive discussions related to a possible sale ceased during the first quarter of 2008 due to our Energy segment’s revenue-related restatement. We anticipate resuming our evaluation of strategic alternatives, including a potential sale of the Energy segment, during the third quarter of 2008. If we are able to consummate a sale of the Energy segment, any proceeds realized would be reinvested in our Engineering segment in order to continue to grow that business.

If we commit to funding future acquisitions, we may need to restructure our Credit Agreement, add a temporary credit facility, and/or pursue other financing vehicles in order to execute such transactions. We may also explore issuing equity in the Company to fund some portion of an acquisition. After giving effect to the foregoing, we believe that the combination of our cash and cash equivalents, cash generated from operations and our existing Credit Agreement will be sufficient to meet our operating and capital expenditure requirements for the foreseeable future.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2007 are as follows:

		Payments due by period
(in millions)	Total	Within 1 year	2 - 3 years	4 - 5 years	After 5 years
Contractual obligations
Operating lease obligations (1)	$52.2	$18.9	$21.4	$8.4	$3.5
Purchase obligations (2)	1.2	0.8	0.4	—	—
Other long-term liabilities (3)	1.0	—	—	—	1.0
Capital lease obligations (4)	0.9	0.5	0.4	—	—

Total contractual obligations	$55.3	$20.2	$22.2	$8.4	$4.5

(1)

We utilize operating leases to provide for use of certain assets in our daily business activities. This balance includes office space of $43.1 million, with the remaining balance relating to computers, computer-related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our consolidated balance sheets.

(2)

Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices, but do not appear as liabilities on our consolidated balance sheets. These obligations include maintenance agreements related to our information and telecommunication systems of $0.8 million and other obligations of $0.4 million.

(3)	The majority of this $1.0 million balance represents deferred compensation for our Board of Directors.

(4)	Capital leases include computers, computer-related equipment and vehicles.

Liabilities totaling $1.9 million at December 31, 2007 recorded under Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 48 “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109,” are excluded from the above table due to the inability to make a reasonably reliable estimate of the period of cash settlement.

		Amount of commitment expiration per period
(in millions)	Total	Within 1 year	2 - 3 years	4 - 5 years	After 5 years
Off-Balance Sheet Arrangements
Standby letters of credit	$10.7	$—	$—	$10.7	$—
Performance and payment bonds	11.1	0.3	5.0	0.7	5.1

Total commercial commitments	$21.8	$0.3	$5.0	$11.4	$5.1

Our banks issue standby letters of credit on our behalf under the aforementioned Credit Agreement. As of December 31, 2007, the majority of our outstanding LOCs were issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of our self-insurance programs. These LOCs may be drawn upon in the event that we do not reimburse the insurance companies for claims payments made on our behalf. Such LOCs renew automatically on an annual basis unless either the LOC is returned to the bank by the beneficiaries or our banks elect not to renew them.

Bonds are provided on our behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from our insurance carriers in the event that we do not perform under the project or if subcontractors are not paid. We do not expect any amounts to be paid under our outstanding bonds at December 31, 2007. In addition, we believe that our bonding lines will be sufficient to meet our bid and performance bonding needs for at least the next year.

Critical Accounting Estimates

We have identified the following critical accounting estimates as those that are most important to the portrayal of our results of operations and financial condition, and which require management’s most difficult, subjective or complex judgments and estimates.

Project Cost Estimates to Complete. We utilize the percentage-of-completion method of accounting for the majority of our contracts in our Engineering segment. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project’s percentage of completion to date, adding labor costs, subcontractor costs and other direct costs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project’s percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. The percentage-of-completion method is also used to account for certain construction-type contracts in our Energy segment. We have a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2007, we do not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

Revenue Recognition. As referenced above, we recognize revenue under the percentage-of-completion method for the majority of our Engineering segment contracts in accordance with AICPA Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management’s ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $1.5 million and $1.4 million as of December 31, 2007 and 2006, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable.

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

As a result of the previous restatement of our consolidated financial statements through the first quarter of 2005, we recorded significant liabilities for foreign income tax and other taxes as well as related penalties and interest. These amounts were estimated and recorded based on applicable statutory tax rates, and will continue to be reduced in future periods based on tax payments, settlements and other resolutions. The amounts of these payments, settlements and other resolutions may differ from the amounts estimated and recorded.

Goodwill. During the second quarter of each year and in certain other circumstances, we perform a valuation of the goodwill associated with our operating segments. To the extent that the fair value of the business, including the goodwill, is less than the recorded value, we would write down the value of the goodwill. The valuation of the goodwill is affected by, among other things, our business plan for the future and estimated results of future operations. Changes in the business plan and/or in future operating results may have an impact on the valuation of the assets and therefore could result in our recording a related impairment charge.

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

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, FASB Staff Position No. (“FSP”) 157-2 was issued, which defers the effective date of SFAS 157 for nonfinancial assets and liabilities to the first interim period in fiscal years beginning after November 15, 2008. The Company is assessing the impact of this statement on its consolidated financial statements and will adopt the provisions of SFAS 157 on January 1, 2009.

In December 2007, the FASB issued SFAS 141 (Revised 2007), “Business Combinations.” SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize, with limited exceptions, all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. SFAS 141(R) will change the accounting treatment for certain specific acquisition related items including, among other items: (1) expensing acquisition related costs as incurred, (2) valuing noncontrolling interests at fair value at the acquisition date, and (3) expensing restructuring costs associated with an acquired business. SFAS 141(R) also includes a substantial number of new disclosure requirements. SFAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt the provisions of SFAS 141(R) on January 1, 2009.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for the first interim period in fiscal years beginning on or after December 15, 2008. We are assessing the impact of this statement on our consolidated financial statements and will adopt the provisions of SFAS 160 on January 1, 2009.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
(in thousands, except per share amounts)	2007	2006	2005
	Restated, See Note 2
Revenues	$726,965	$646,668	$579,278
Cost of work performed	626,469	560,638	495,883

Gross profit	100,496	86,030	83,395
Selling, general and administrative expenses	69,121	69,824	66,513

Income from operations	31,375	16,206	16,882
Other income/(expense):
Equity income from unconsolidated subsidiaries	2,669	1,253	500
Interest income	454	467	341
Interest expense	(412)	(978)	(128)
(Expense)/reductions for interest on unpaid taxes, net (Note 11)	(761)	964	(1,392)
Other, net	400	417	(1,086)

Income before income taxes	33,725	18,329	15,117
Provision for income taxes	14,385	7,997	10,066

Net income	19,340	10,332	5,051

Other comprehensive income -
Foreign currency translation adjustments, net of tax of $51 for 2007, $75 for 2006 and zero in 2005	255	545	425

Comprehensive income	$19,595	$10,877	$5,476

Basic earnings per share	$2.21	$1.21	$0.59
Diluted earnings per share	$2.18	$1.19	$0.58

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except share amounts)	2007	2006
		Restated, See Note 2
ASSETS
Current Assets
Cash and cash equivalents	$22,052	$13,182
Receivables, net of allowance of $1,463 and $767, respectively	109,453	97,815
Unbilled revenues on contracts in progress	88,214	92,341
Prepaid expenses and other	14,718	16,044

Total current assets	234,437	219,382

Property, Plant and Equipment, net	16,776	21,323
Other Long-term Assets
Goodwill	17,092	17,092
Other intangible assets, net	275	483
Other long-term assets	7,770	5,636

Total other long-term assets	25,137	23,211

Total assets	$276,350	$263,916

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities
Accounts payable	$55,940	$55,173
Accrued employee compensation	26,431	24,364
Accrued insurance	15,543	13,809
Billings in excess of revenues on contracts in progress	15,771	17,042
Current deferred tax liability	15,738	17,421
Income taxes payable	2,600	5,902
Other accrued expenses	17,785	18,444

Total current liabilities	149,808	152,155

Long-term Liabilities
Long-term debt	—	11,038
Deferred income tax liability	5,285	3,098
Other long-term liabilities	6,200	4,004

Total liabilities	161,293	170,295

Shareholders’ Investment
Common Stock, par value $1, authorized 44,000,000 shares, issued 9,305,778 and 9,193,705, respectively	9,306	9,194
Additional paid-in capital	47,356	44,676
Retained earnings	63,060	44,671
Accumulated other comprehensive income/(loss)	96	(159)
Less - 495,537 shares of Common Stock in treasury, at cost, for both periods presented	(4,761)	(4,761)

Total shareholders’ investment	115,057	93,621

Total liabilities and shareholders’ investment	$276,350	$263,916

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(in thousands)	2007	2006	2005
		Restated, See Note 2
Cash Flows from Operating Activities
Net income	$19,340	$10,332	$5,051
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	5,739	5,970	5,093
Stock-based compensation expense	436	271	128
Tax benefit of stock compensation	975	673	140
Excess tax benefits from stock-based compensation	(26)	(48)	(21)
Deferred income tax expense	3	6,566	2,743
Equity affiliates' (earnings)/loss, net of dividends	(336)	(652)	407
Loss on disposal of fixed assets	403	207	196
Changes in assets and liabilities:
(Increase)/decrease in receivables	(11,638)	(15,712)	372
Decrease/(increase) in unbilled revenues and billings in excess, net	2,856	(4,199)	(7,447)
Decrease/(increase) in other net assets	282	(8,213)	5,712
Increase/(decrease) in accounts payable	6,937	2,266	(3,258)
Increase/(decrease) in accrued expenses	1,664	(6,804)	3,324

Total adjustments	7,295	(19,675)	7,389

Net cash provided by/(used in) operating activities	26,635	(9,343)	12,440

Cash Flows from Investing Activities
Additions to property, plant and equipment	(1,560)	(3,763)	(7,078)
Acquisition of Buck Engineering, PC, net of cash acquired	—	(11,170)	—

Net cash used in investing activities	(1,560)	(14,933)	(7,078)

Cash Flows from Financing Activities
(Payments on)/borrowings of long-term debt, net	(11,038)	11,038	—
(Decrease)/increase in book overdrafts	(5,989)	5,989	—
Proceeds from exercise of stock options	1,381	1,974	576
Payments on capital lease obligations	(585)	(632)	(581)
Excess tax benefits from stock-based compensation	26	48	21
Payments to acquire treasury stock	—	—	(1,808)

Net cash (used in)/provided by financing activities	(16,205)	18,417	(1,792)

Net increase/(decrease) in cash and cash equivalents	8,870	(5,859)	3,570
Cash and cash equivalents, beginning of year	13,182	19,041	15,471

Cash and cash equivalents, end of year	$22,052	$13,182	$19,041

Supplemental Disclosures of Cash Flow Data
Interest paid	$349	$763	$163
Income taxes paid	$14,490	$12,225	$864
Supplemental Non-Cash Investing and Financing Activities
Assets acquired through capital lease obligations	$7	$554	$675
Assets acquired on credit	$42	$222	$41

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT

	Common stock, par value $1		Treasury		Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive income/(loss)	Total shareholders’ investment
(in thousands)	Shares	Amount	Shares	Amount
Balance, January 1, 2005	8,910	$8,910	(391)	$(2,953)	$40,665	$29,288	$(1,129)	$74,781

Net income	—	—	—	—	—	5,051	—	5,051
Stock options exercised	43	43	—	—	533	—	—	576
Tax benefit of stock compensation	—	—	—	—	140	—	—	140
Restricted stock issued	32	32	—	—	359	—	—	391
Amortization of restricted stock	—	—	—	—	134	—	—	134
Options granted	—	—	—	—	134	—	—	134
Treasury stock purchases	—	—	(105)	(1,808)	—	—	—	(1,808)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	—	—	—	—	—	—	425	425

Balance, December 31, 2005	8,985	8,985	(496)	(4,761)	41,965	34,339	(704)	79,824

Net income (Restated - Note 2)	—	—	—	—	—	10,332	—	10,332
Stock options exercised	198	198	—	—	1,776	—	—	1,974
Tax benefit of stock compensation	—	—	—	—	673	—	—	673
Restricted stock issued	11	11	—	—	(9)	—	—	2
Amortization of restricted stock	—	—	—	—	141	—	—	141
Options granted	—	—	—	—	130	—	—	130
Other comprehensive income, net of tax:
Foreign currency translation adjustments	—	—	—	—	—	—	545	545

Restated balance, December 31, 2006	9,194	9,194	(496)	(4,761)	44,676	44,671	(159)	93,621

Net income	—	—	—	—	—	19,340	—	19,340
Impact of adopting FIN 48	—	—	—	—	—	(951)	—	(951)
Stock options exercised	101	101	—	—	1,280	—	—	1,381
Tax benefit of stock compensation	—	—	—	—	975	—	—	975
Restricted stock issued	11	11	—	—	(11)	—	—	—
Amortization of restricted stock	—	—	—	—	252	—	—	252
Options granted	—	—	—	—	184	—	—	184
Other comprehensive income, net of tax:
Foreign currency translation adjustments	—	—	—	—	—	—	255	255

Balance, December 31, 2007	9,306	$9,306	(496)	$(4,761)	$47,356	$63,060	$96	$115,057

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Michael Baker Corporation (the “Company”) was founded in 1940 and organized as a Pennsylvania corporation in 1946. Currently, through its operating subsidiaries, the Company provides engineering and energy expertise for public and private sector clients worldwide. The Company’s primary engineering services include engineering design for transportation and civil infrastructure markets, architectural, environmental services, and construction management services for buildings and transportation projects. The Company’s primary energy services include the operation and maintenance of oil and gas production facilities whose assets and natural resource reserves are owned by third parties.

On April 6, 2006, the Company purchased 100% of the stock of Buck Engineering, P.C. (“Buck”), a North Carolina based planning and environmental engineering firm, for approximately $11.2 million, net of cash acquired of approximately $0.1 million. The Company financed this acquisition primarily via borrowings under its Credit Agreement. These borrowings were repaid by the end of the first quarter of 2007. Buck had 2005 revenues of approximately $13 million and approximately 60 employees at the time of acquisition. The acquisition was accounted for under the purchase method in accordance with Statement of Financial Accounting Standards No. (“SFAS”) 141, “Business Combinations.” Since April 6, 2006, revenue from Buck has been included in the Company’s consolidated financial statements as a component of the Engineering business segment.

2. RESTATEMENT OF PRIOR YEAR’S CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s consolidated financial statements for the year ended December 31, 2006, the Company determined that accounting errors, as described below, were included in its previously issued consolidated financial statements for the year ended December 31, 2006. As a result, the Company has restated the accompanying 2006 consolidated financial statements to correct the accounting errors described below.

The following table presents the impact of the restatement on 2006 net income and diluted earnings per share (amounts in thousands, except earnings per share):

	For the year ended December 31, 2006
	Net income	Diluted EPS
As originally reported	$11,831	$1.36

Restatement items:
Accounting errors related to revenue recognition, pre-tax (1)	(2,307)
Income tax effects (2)	808

As restated	$10,332	$1.19

(1)	Accounting errors related to (i) the incorrect calculation of manual accruals to record revenue under the terms of several of the Company’s Energy segment domestic managed service contracts, and (ii) inappropriate inclusion of non-billable costs in the determination of revenue. These error corrections had the net effect of reducing revenue, cost of work performed and net income.

In addition, the Company identified errors in the reporting of revenues and cost of work performed relating to (i) under accrued unbilled revenues and accounts payable for certain pass- through costs in the Energy segment domestic managed service business and (ii) incorrect gross basis presentation on one of its managed services projects that should have been presented on a net basis in accordance with Emerging Issues Task Force Issue No. (“EITF”) 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” These error corrections had the net effect of reducing revenue and cost of work performed, but had no effect on net income.

(2)	This adjustment represents the income tax effect of the error correction described in (1) above.

The following table presents the effects of the adjustments on the Company’s previously issued Consolidated Statement of Income for the year ended December 31, 2006:

(in thousands, except per share amounts)	As originally reported	Adjustments	As restated
Revenues	$651,012	$(4,344)	$646,668
Cost of work performed	562,675	(2,037)	560,638

Gross profit	88,337	(2,307)	86,030
Selling, general and administrative expenses	69,824	—	69,824

Income from operations	18,513	(2,307)	16,206
Other income/(expense):
Equity income from unconsolidated subsidiaries	1,253	—	1,253
Interest income	467	—	467
Interest expense	(978)	—	(978)
Reductions for interest on unpaid taxes, net (Note 11)	964	—	964
Other, net	417	—	417

Income before income taxes	20,636	(2,307)	18,329
Provision for income taxes	8,805	(808)	7,997

Net income	11,831	(1,499)	10,332

Other comprehensive income -
Foreign currency translation adjustments, net of tax of $75	545	—	545

Comprehensive income	$12,376	$(1,499)	$10,877

Basic earnings per share	$1.39	$(0.18)	$1.21
Diluted earnings per share	$1.36	$(0.17)	$1.19

The following table presents the effects of the adjustments on the Company’s previously issued Consolidated Balance Sheet as of December 31, 2006:

(in thousands, except share amounts)	As originally reported	Adjustments	As restated
ASSETS
Current Assets
Cash and cash equivalents	$13,182	$—	$13,182
Receivables, net of allowance of $767	97,815	—	97,815
Unbilled revenues on contracts in progress	94,548	(2,207)	92,341
Prepaid expenses and other	16,044	—	16,044

Total current assets	221,589	(2,207)	219,382

Property, Plant and Equipment, net	21,323	—	21,323
Other Long-term Assets
Goodwill	17,092	—	17,092
Other intangible assets, net	483	—	483
Other long-term assets	5,636	—	5,636

Total other long-term assets	23,211	—	23,211

Total assets	$266,123	$(2,207)	$263,916

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities
Accounts payable	$54,700	$473	$55,173
Accrued employee compensation	24,364	—	24,364
Accrued insurance	13,809	—	13,809
Billings in excess of revenues on contracts in progress	17,415	(373)	17,042
Current deferred tax liability	18,063	(642)	17,421
Income taxes payable	6,068	(166)	5,902
Other accrued expenses	18,444	—	18,444

Total current liabilities	152,863	(708)	152,155

Long-term Liabilities
Long-term debt	11,038	—	11,038
Deferred income tax liability	3,098	—	3,098
Other long-term liabilities	4,004	—	4,004

Total liabilities	171,003	(708)	170,295

Shareholders’ Investment
Common Stock, par value $1, authorized 44,000,000 shares, issued 9,193,705	9,194	—	9,194
Additional paid-in capital	44,676	—	44,676
Retained earnings	46,170	(1,499)	44,671
Accumulated other comprehensive loss	(159)	—	(159)
Less - 495,537 shares of Common Stock in treasury, at cost, for both periods presented	(4,761)	—	(4,761)

Total shareholders’ investment	95,120	(1,499)	93,621

Total liabilities and shareholders’ investment	$266,123	$(2,207)	$263,916

The following table presents the effects of the adjustments on the Company’s previously issued Consolidated Statement of Cash Flows for the year ended December 31, 2006:

(in thousands)	As originally reported	Adjustments	As restated
Cash Flows from Operating Activities
Net income	$11,831	$(1,499)	$10,332
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	5,970	—	5,970
Stock-based compensation expense	271	—	271
Tax benefit of stock compensation	673	—	673
Excess tax benefits from stock-based compensation	(48)	—	(48)
Deferred income tax expense	7,208	(642)	6,566
Equity affiliate earnings, net of dividends	(652)	—	(652)
Loss on disposal of fixed assets	207	—	207
Changes in assets and liabilities:
Increase in receivables	(15,712)	—	(15,712)
Increase in unbilled revenues and billings in excess, net	(6,033)	1,834	(4,199)
Increase in other net assets	(8,213)	—	(8,213)
Increase in accounts payable	1,793	473	2,266
Decrease in accrued expenses	(6,638)	(166)	(6,804)

Total adjustments	(21,174)	1,499	(19,675)

Net cash used in operating activities	(9,343)	—	(9,343)

Cash Flows from Investing Activities
Additions to property, plant and equipment	(3,763)	—	(3,763)
Acquisition of Buck Engineering, PC, net of cash acquired	(11,170)	—	(11,170)

Net cash used in investing activities	(14,933)	—	(14,933)

Cash Flows from Financing Activities
Borrowings of long-term debt, net	11,038	—	11,038
Increase in book overdrafts	5,989	—	5,989
Proceeds from exercise of stock options	1,974	—	1,974
Payments on capital lease obligations	(632)	—	(632)
Excess tax benefits from stock-based compensation	48	—	48

Net cash provided by financing activities	18,417	—	18,417

Net decrease in cash and cash equivalents	(5,859)	—	(5,859)
Cash and cash equivalents, beginning of year	19,041	—	19,041

Cash and cash equivalents, end of year	$13,182	$—	$13,182

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, jointly-owned subsidiaries over which it exercises control and entities for which it has been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46(R), “Consolidation of Variable Interest Entities.”

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

Revenue is recognized in the Company’s Engineering segment under the percentage-of-completion method of accounting in accordance with AICPA Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Performance-Type Contracts.” Revenues for the current period are determined by multiplying the estimated margin at completion for each contract by the project’s percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, the Company measures the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded using the cumulative catch-up method. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses become evident. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable.

Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either the Company or its customer may initiate change orders. They may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and the period of completion of the work.

In certain circumstances, the Company may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company’s historical relationship with the client, the nature and scope of the services to be provided, and management’s ability to accurately estimate the realizable value of the services to be provided.

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

In the Company’s Energy segment, revenue on contracts that do not qualify for percentage-of-completion accounting is recognized in accordance with the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. (“SAB”) 104, “Revenue Recognition.” Under SAB 104, revenue is recognized only after: (1) persuasive evidence of an arrangement exists, (2) the related services have been rendered, (3) the selling price is fixed or determinable, and (4) collectibility is reasonably assured.

In accordance with SAB 104, revenues for the operations and maintenance contracts in the Company’s Energy segment are primarily recognized as related services are provided. Performance bonuses are earned under certain operations and maintenance contracts in the Energy segment, and are recorded as revenues when all four criteria of SAB 104 have been met.

In accordance with EITF 99-19, the Company assesses the indicators provided in EITF 99-19 based upon the terms of its contracts and determines whether the Company will report its revenues and related costs on a gross or net basis.

The Company adopted EITF 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” as of January 1, 2007. The Company’s policy for the income statement presentation of any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between the Company and one of its customers is to present such taxes on a net basis in its consolidated financial statements.

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using such estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes various other estimates, including but not limited to recording profit incentives and/or award fee revenues under its contracts, assessment of its exposure to insurance claims that fall below policy deductibles, determination of its liabilities for incurred-but-not-reported insurance claims, incentive compensation and income tax expense, to assess its litigation and other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the consolidated financial statements of the period in which the changes become evident.

The Company self-insures certain risks, including employee health benefits, professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported and unreported claims and is based on estimates of loss using assumptions made by management, including the consideration of actuarial projections. These estimates of loss are derived from computations which combine loss history and actuarial methods in the determination of the proposed liability. Actual losses may vary from the amounts estimated via actuarial or management’s projections. Any increases or decreases in loss amounts estimated are recognized in the period in which the actual loss is determined.

Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, “Accounting for Income Taxes.” The Company records its annual current tax provision based upon its book income, plus or minus any permanent and temporary differences, multiplied by the statutory rate in the majority of the jurisdictions where it operates. In certain foreign jurisdictions where it operates, income tax is based on a deemed profit methodology. The calculation of the Company’s annual tax provision may require interpreting tax laws and regulations and from time to time results in the use of judgments or estimates which could cause its recorded tax liability to differ from the actual amount due.

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

Penalties estimated for underpaid income taxes are included in selling, general and administrative expenses in the Company’s Consolidated Statements of Income. Interest associated with underpaid income taxes and related adjustments are included in the “(Expense)/reductions related to interest on unpaid taxes, net” caption in the Company’s Consolidated Statements of Income.

Foreign Currency Translation

Most of the Company’s foreign subsidiaries utilize the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries are translated to U.S. Dollars at exchange rates in effect at the balance sheet date, whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ investment. The Company also has a foreign subsidiary for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for this subsidiary are included in the Company’s Consolidated Statements of Income.

Other Comprehensive Income/(Loss)

The only component of the Company’s accumulated other comprehensive income/(loss) balance related to foreign currency translation adjustments for 2007, 2006 and 2005.

Fair Value of Financial Instruments

The fair value of financial instruments classified as cash and cash equivalents, receivables, unbilled revenues, accounts payable, capital lease obligations and other long-term liabilities approximates carrying value due to the short-term nature or the relative liquidity of the instruments. The fair value of long-term debt approximates carrying value due to the variable nature of this instrument.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit, certificates of deposit, and other similar, highly liquid investments with remaining maturities of less than 90 days at the time of purchase.

Concentrations of Credit Risk and Allowance for Doubtful Accounts

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company’s cash and cash equivalents are deposited in various high credit quality financial institutions. At times, such deposits may be in excess of the Federal Deposit Insurance Corporation limits.

The Company reduces accounts receivable by estimating an allowance for amounts that may become uncollectible in the future. Management determines the estimated allowance for doubtful accounts based on its evaluation of collection efforts, the financial condition of the Company’s clients, which may be dependent on the type of client and current economic conditions to which the client may be subject, and other considerations. Although the Company has a diversified client base, a substantial portion of the Company’s receivables and net unbilled revenues on contracts in progress reflected in its Consolidated Balance Sheets are due from U.S. federal and state governments. Contracts and subcontracts with the U.S. federal and state governments usually contain standard provisions for permitting the government to modify, curtail or terminate the contract for convenience of the government if program requirements or budgetary constraints change. Upon such a termination, the Company is generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination, which significantly reduces the Company’s credit risk with these types of clients.

Goodwill and Intangible Assets

The Company may record goodwill and other intangible assets in connection with business combinations which are accounted for using the purchase method of accounting. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized in accordance with SFAS 142, “Goodwill and Other Intangible Assets.” The Company’s goodwill balance of each reporting unit, as defined by SFAS 142, is evaluated for potential impairment during the second quarter of each year and in certain other circumstances. Reporting units for purposes of this test are identical to the Company’s operating segments, which are further discussed in the “Business Segments” note. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, the Company utilizes both the “Income Approach,” which is based on estimates of future net cash flows and the “Market Approach,” which observes transactional evidence involving similar businesses. Intangible assets are stated at the fair value as of the date acquired in a business combination. Amortization of finite-lived intangible assets is provided on a straight-line basis over the estimated useful lives of the assets.

Property, Plant and Equipment

All additions, including improvements to existing facilities, are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives typically are 40 years on buildings, 3 to 10 years on furniture, fixtures and office equipment, 3 years on field equipment and vehicles and 3 to 7 years on computer hardware and software. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Upon the disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income in the year of disposition.

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

Leases

The Company leases office space with lease terms ranging from 1 to 10 years. These lease agreements typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, the Company records allowances as a deferred rent liability in its Consolidated Balance Sheets. These amounts are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease in accordance with SFAS 13, “Accounting for Leases,” as amended. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvements on a straight-line basis over the original lease term, exclusive of the renewal period. When a renewal occurs, the Company records rent expense over the new term. The Company expenses any rent costs incurred during the period of time it performs construction activities on newly leased property.

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

Prior to January 1, 2006, stock-based compensation expense for the Company’s stock based awards had been determined in accordance with the fair value method prescribed in SFAS 123. Effective January 1, 2006, the Company adopted SFAS 123(R). This statement replaced SFAS 123, “Accounting for Stock-Based Compensation” and superseded Accounting Principles Board Opinion No. (“APB”) 25. SFAS 123(R) requires that all stock-based compensation be measured at the fair value of the award and be recognized as an expense in the Company’s results of operations. The Company adopted this statement using the modified prospective method, which requires the Company to recognize compensation expense on a prospective basis. These expenses will be recognized as a component of the Company’s selling, general and administrative costs, as these costs relate to options issued to non-employee directors of the Company. SFAS 123(R) also requires that excess tax benefits related to stock-based compensation be reflected as financing cash inflows instead of operating cash inflows.

Reclassifications

Certain reclassifications have been made to prior years’ Consolidated Balance Sheets, Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders’ Investment in order to conform to the current year presentation. A balance of $1,990,000 was reclassified from the “Accrued employee compensation” to the “Other accrued expenses” caption in the Company’s Consolidated Balance Sheets as of December 31, 2006. In addition, amounts attributable to the “Equity affiliates’ (earnings)/loss, net of dividends” and “Loss on disposal of fixed assets” captions were reflected as separate line items in the Company’s Consolidated Statements of Cash Flows in the current year. In the 2006 and 2005 consolidated financial statements, these amounts were previously reflected in the “Decrease/(increase) in other net assets” caption in the Company’s Consolidated Statements of Cash Flows. Furthermore, amounts attributed to the “Tax benefit of stock compensation” caption were reflected as a separate line item in the current year presentation of the 2006 and 2005 Consolidated Statements of Shareholders’ Investment. In the 2006 and 2005 consolidated financial statements, these amounts were included in the “Stock options exercised” caption in the Company’s Consolidated Statements of Shareholders’ Investment.

4. RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, FASB Staff Position No. (“FSP”) 157-2 was issued, which defers the effective date of SFAS 157 for nonfinancial assets and liabilities to the first interim period in fiscal years beginning after November 15, 2008. The Company is assessing the impact of this statement on its consolidated financial statements SFAS and will adopt the provisions of SFAS 157 on January 1, 2009.

In December 2007, the FASB issued SFAS 141 (Revised 2007), “Business Combinations.” SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize, with limited exceptions, all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. SFAS 141(R) will change the accounting treatment for certain specific acquisition related items including, among other items: (1) expensing acquisition related costs as incurred, (2) valuing noncontrolling interests at fair value at the acquisition date, and (3) expensing restructuring costs associated with an acquired business. SFAS 141(R) also includes a substantial number of new disclosure requirements. SFAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt the provisions of SFAS 141(R) on January 1, 2009.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for the first interim period in fiscal years beginning on or after December 15, 2008. The Company is assessing the impact of this statement on its consolidated financial statements and will adopt the provisions of SFAS 160 on January 1, 2009.

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

The Company evaluates the performance of its segments primarily based on income/(loss) from operations before Corporate overhead allocations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology, communications, and other Corporate functions and is allocated between the Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll or based on beneficial or causal relationships. The following tables reflect disclosures for the Company’s business segments (in millions):

	For the year ended December 31,
	2007	2006	2005
Revenues
Engineering	$401.5	$380.1	$371.1
Energy	325.5	266.6	208.2

Total revenues	$727.0	$646.7	$579.3

Income/(loss) from operations before Corporate overhead
Engineering	$46.2	$30.1	$40.2
Energy	6.2	10.2	(0.9)

Total segment income from operations before Corporate overhead	52.4	40.3	39.3

Less: Corporate overhead
Engineering	(14.0)	(16.5)	(13.6)
Energy	(5.3)	(6.2)	(5.1)

Total Corporate overhead	(19.3)	(22.7)	(18.7)

Total income/(loss) from operations
Engineering	32.2	13.6	26.6
Energy	0.9	4.0	(6.0)
Other Corporate expense	(1.7)	(1.4)	(3.7)

Total income from operations	$31.4	$16.2	$16.9

	For the year ended December 31,
	2007	2006	2005
Depreciation and amortization expense:
Engineering	$2.5	$2.6	$2.0
Energy	0.7	1.1	1.3

Subtotal - segments	3.2	3.7	3.3
Corporate	2.5	2.3	1.8

Total	$5.7	$6.0	$5.1

Capital expenditures:
Engineering	$0.9	$3.3	$2.9
Energy	0.4	0.7	2.3

Subtotal - segments	1.3	4.0	5.2
Corporate	0.1	1.1	2.6

Total	$1.4	$5.1	$7.8

		As of December 31,
		2007	2006
Segment assets:
Engineering		$138.2	$133.2
Energy		112.7	112.6

Subtotal - segments		250.9	245.8
Other Corporate assets		25.5	18.1

Total		$276.4	$263.9

		As of December 31,
		2007	2006
Equity investments in unconsolidated subsidiaries:
Engineering		$1.5	$0.8
Energy		1.0	1.4

Total		$2.5	$2.2

	For the year ended December 31,
	2007	2006	2005
Income/(loss) from unconsolidated subsidiaries:
Engineering	$2.2	$1.0	$0.7
Energy	0.5	0.3	(0.2)

Total	$2.7	$1.3	$0.5

The Company has determined that interest expense, interest income and intersegment revenues, by segment, are immaterial for further disclosure in these consolidated financial statements. (Expense)/reductions related to interest on unpaid taxes, net, which related entirely to the Energy segment, was $(0.8) million, $1.0 million and $(1.4) million for 2007, 2006 and 2005, respectively.

The Company’s enterprise-wide disclosures are as follows (in millions):

	For the year ended December 31,
	2007	2006	2005
Revenues by geographic origin:
Domestic	$649.3	$561.0	$507.3
Foreign (1)	77.7	85.7	72.0

Total	$727.0	$646.7	$579.3

(1) The Company defines foreign contract revenue as work performed outside the U.S. irrespective of the client’s U.S. or non-U.S. ownership.

Revenues by principal markets:
United States government	27%	27%	31%
Various state governmental and quasi-government agencies	22%	23%	26%
Commercial, industrial and private clients	51%	50%	43%

In the Engineering segment, one customer, the Federal Emergency Management Agency (“FEMA”), accounted for approximately 14%, 15% and 20% of the Company’s total revenues in 2007, 2006 and 2005, respectively. The Company’s long-lived assets are principally held in the U.S.

7. CONTRACTS

Revenues and billings to date on contracts in progress were as follows (in millions):

	As of December 31,
	2007	2006
Revenues	$3,582	$3,003
Billings	(3,510)	(2,928)

Net unbilled revenue	$72	$75

A portion of the trade receivable balances totaling $5,160,000 and $6,018,000 at December 31, 2007 and 2006, respectively, relates to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management’s estimates, $2,346,000 and $4,743,000 of these retention balances at December 31, 2007 and 2006, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the “Receivables, net” balances. The remaining retention balances are reflected as “Other long-term assets” in the Company’s Consolidated Balance Sheets.

The Company had allowances for doubtful accounts totaling $1,463,000 and $767,000 as of December 31, 2007 and 2006, respectively. These allowance amounts reflect receivable balances for which collection is doubtful, and have been netted against the receivables balances shown in the Consolidated Balance Sheets.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company’s related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to the Company’s related allowance for doubtful accounts balance at December 31, 2007, management believes that these receivable balances will be fully collectible within one year.

Under certain circumstances, the Company may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. Under this policy, the Company had not recognized potential future revenues estimated at $1.5 million and $1.4 million as of December 31, 2007 and 2006, respectively, for which the related costs had already been expensed as of these dates.

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

8. INCOME TAXES

The components of income/(loss) before income taxes are as follows (in thousands):

	For the year ended December 31,
	2007	2006	2005
Domestic	$31,237	$12,646	$18,561
Foreign	2,488	5,683	(3,444)

Total	$33,725	$18,329	$15,117

The income tax provision consists of the following (in thousands):

	For the year ended December 31,
	2007	2006	2005
Current income tax provision/(benefit):
U.S. federal*	$11,708	$(3,144)	$4,173
Foreign	1,954	3,419	2,625
State	720	1,156	525

Total current income tax provision	14,382	1,431	7,323

Deferred income tax (benefit)/provision:
U.S. federal*	(195)	7,126	2,291
Foreign	(445)	(101)	165
State	643	(459)	287

Total deferred income tax provision	3	6,566	2,743

Total income tax provision	$14,385	$7,997	$10,066

*	Includes U.S. taxes related to foreign income.

Effective January 1, 2007, the Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109.” As a result of this adoption, the Company recorded a reserve for uncertain tax positions totaling approximately $1.7 million and reduced its opening retained earnings balance by $1.0 million as of January 1, 2007. Under the previous FASB guidance (SFAS 5, “Accounting for Contingencies”), the Company had recorded related tax reserves totaling $0.7 million as of December 31, 2006. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Unrecognized tax benefits:
Balance at January 1, 2007	$1,656
Additions based on tax positions related to the current year	197
Additions for tax positions of prior years	511
Reductions for tax positions of prior years	(455)

Balance at December 31, 2007	$1,909

Per the table above, the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate, totaled $1.9 million as of December 31, 2007. The Company recognizes interest and penalties related to uncertain income tax positions in interest expense and selling, general, and administrative expenses, respectively, in its consolidated statements of income. During 2007, the Company recognized interest and penalty expense relating to uncertain tax positions totaling $0.8 million. The Company also has approximately $1.2 million accrued for potential payment of interest and penalties at December 31, 2007. The Company does not expect the reserve for unrecognized tax benefits to increase or decrease significantly within the next twelve months.

As a result of additional tax deductions related to vested restricted stock awards and stock option exercises, tax benefits have been recognized as contributed capital for the years ended December 31, 2007, 2006 and 2005 in the amounts of $1.0 million, $0.7 million and $0.1 million, respectively.

The following is a reconciliation of income taxes computed at the federal statutory rate to income tax expense recorded (in thousands):

	For the year ended December 31,
	2007	2006	2005
Computed income taxes at U.S. federal statutory rate	$11,804	$6,415	$5,291
Taxes on foreign income and losses	574	77	3,189
Tax expense on foreign deemed profits	64	1,252	806
Benefit from foreign earnings indefinitely reinvested	—	—	(947)
IRS refund claims, net	—	(801)	—
Deferred tax on foreign earnings not indefinitely reinvested	1,093	545	225
State income taxes, net of federal income tax benefit	782	365	812
Permanent differences	155	400	646
Change in reserves	(20)	(177)	—
Change in valuation allowance, federal	23	—	—
Other	(90)	(79)	44

Total income tax provision	$14,385	$7,997	$10,066

The components of the Company’s deferred income tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2007	2006
Deferred income tax assets:
Accruals not currently deductible for tax purposes	$7,608	$9,221
Billings in excess of revenues	6,107	7,114
Tax loss carryforwards	7,089	8,654
Fixed and intangible assets	285	152
All other items	781	350

Gross deferred tax assets	21,870	25,491

Valuation allowance for deferred tax assets	(6,245)	(7,792)

Net deferred tax assets	15,625	17,699

Deferred income tax liabilities:
Unbilled revenues	(29,693)	(33,407)
Undistributed foreign earnings	(3,275)	(2,169)
Fixed and intangible assets	(2,793)	(2,546)
All other items	(386)	(96)

Gross deferred tax liabilities	(36,147)	(38,218)

Net deferred tax liabilities	$(20,522)	$(20,519)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2007. The Company has provided valuation allowances against gross deferred tax assets related primarily to state and foreign net operating losses as it has concluded that it is not more likely than not that these benefits will be realized. The amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced. Deferred tax assets totaling $0.5 million are included within the caption “Other long-term assets” on the Company’s consolidated balance sheet as of December 31, 2007. There was no similar asset as of December 31, 2006.

The Company has state net operating loss (“NOL”) carryforwards with an aggregate tax benefit of $3.6 million, which expire from 2010 to 2027. A valuation allowance of $2.9 million has been established for these deferred tax assets. In addition, certain of the Company’s foreign subsidiaries have NOL carryforwards aggregating $3.5 million, which expire in varying amounts starting in 2008; some of these have no expiration dates. A valuation allowance of $3.1 million has been established for the foreign NOL carryforwards.

The Company has federal and state capital loss carryforwards with an aggregate tax benefit totaling $0.1 million as of December 31, 2007, which are available to offset future capital gains. These carryforwards will expire in 2008. A full valuation allowance has been established for these deferred tax assets.

During 2005, the Company made a decision to indefinitely reinvest all earnings from the Company’s Venezuelan subsidiary. As of December 31, 2007, the cumulative amount of foreign undistributed net earnings related to the Company’s Venezuelan subsidiary, for which no deferred taxes have been provided, was $2.5 million.

The Company has certain other non-U.S. subsidiaries for which U.S. taxes have been provided to the extent that a U.S. tax liability could arise upon any remittance of earnings from the non-U.S. subsidiaries. As of December 31, 2007, the Company provided $3.3 million of U.S. taxes attributable to the undistributed earnings of non-U.S. subsidiaries. Upon any actual remittance of such earnings, certain countries may impose withholding taxes that, subject to certain limitations, would then be available for use as credits against any U.S. tax liability in that period.

During 2006, the Internal Revenue Service (“IRS”) completed their examination of the Company’s 2002 consolidated U.S. income tax return, which resulted in a refund of $0.1 million. This refund was received in 2007. The IRS also completed its examinations of the Company’s 2004 and 2005 U.S. income tax returns in 2007, which resulted in a reduction to the Company’s net operating loss carry-forward of $0.5 million. The Company previously received an IRS refund of $0.8 million during 2006 related to a previously filed amended return claim. The Company is subject to audit for the 2004, 2005 and 2006 tax years in the majority of the states in which the Company operates. Management believes that adequate provisions have been made for income taxes at December 31, 2007.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

	As of December 31,
	2007	2006
Goodwill:
Engineering	$9,627	$9,627
Energy	7,465	7,465

Total goodwill	17,092	17,092

Other intangible assets, net of accumulated amortization of $2,574 and $2,366, respectively	275	483

Goodwill and other intangible assets, net	$17,367	$17,575

There was no change in the carrying amount of goodwill attributable to each business segment for the year ended December 31, 2007. The activity for 2006 was as follows (in thousands):

	Engineering	Energy	Total
Balance at January 1, 2006	$1,006	$7,465	$8,471
Goodwill from Buck acquisition	8,621	—	8,621

Balance at December 31, 2006	$9,627	$7,465	$17,092

Under SFAS 142, the Company’s goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. Annually, the Company evaluates the carrying value of its goodwill during the second quarter. Given the Company’s restatement discussed in Note 2, the Company elected to complete an evaluation of the carrying value of its Energy segment’s goodwill as of December 31, 2007. No impairment charge was required as a result of this evaluation. Similarly, no goodwill impairment charges were required in connection with the Company’s annual evaluations for 2007, 2006 or 2005.

As of December 31, 2007, the Company’s other intangible assets balance comprises a non-compete agreement (totaling $2.0 million, which is fully amortized) from its 1998 purchase of Steen Production Services, Inc., as well as intangibles primarily related to the value of the contract backlog at the time of the Company’s 2006 acquisition of Buck Engineering, P.C. (“Buck”) (totaling $849,000 with accumulated amortization of $574,000 as of December 31, 2007). These identifiable intangible assets with finite lives are being amortized over their estimated useful lives. Substantially all of these intangible assets will be fully amortized over the next four years. Amortization expense recorded on the other intangible assets balance was $208,000 for 2007, $556,000 for 2006 and $286,000 for 2005.

Estimated future amortization expense for other intangible assets as of December 31, 2007 is as follows (in thousands):

For the years ending December 31,
2008	$113
2009	86
2010	40
2011	34
2012	2

Total	$275

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	As of December 31,
	2007	2006
Land	$486	$486
Buildings and improvements	5,608	5,600
Furniture, fixtures, and office equipment	10,687	11,198
Equipment and vehicles	2,226	2,547
Computer hardware	4,614	5,483
Computer software	17,769	19,323
Leasehold improvements	5,601	5,594
Equipment and vehicles under capital lease	1,712	2,841

Total, at cost	48,703	53,072
Less – Accumulated depreciation and amortization	(31,927)	(31,749)

Net property, plant and equipment	$16,776	$21,323

Depreciation expense was $5,004,000, $4,792,000 and $4,215,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The majority of the Company’s vehicles are leased and are accounted for as operating leases; however, certain of these vehicle leases are accounted for as capital leases. Assets under capital lease in the above table primarily represent vehicles leased by the Company. These assets are being amortized over the shorter of the lease term or the estimated useful life of the assets. Amortization expense related to capital leases was $527,000, $622,000 and $592,000 for the years 2007, 2006 and 2005, respectively. As of December 31, 2007 and 2006, the Company has recorded $1,133,000 and $1,523,000, respectively, in accumulated amortization for assets under capital lease.

11. COMMITMENTS & CONTINGENCIES

Commitments

At December 31, 2007, the Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company’s business in the normal course. The Company’s outstanding guarantees at December 31, 2007 were as follows (in millions):

Maximum undiscounted future payments
Standby letters of credit*:
Insurance related	$10.6
Other	0.1
Performance and payment bonds*	$11.1

*	These instruments require no associated liability on the Company’s Consolidated Balance Sheet.

The Company’s banks issue standby letters of credit (“LOCs”) on the Company’s behalf under the Unsecured Credit Agreement (the “Credit Agreement”) as discussed more fully in the “Long-term Debt and Borrowing Agreements” note. As of December 31, 2007, the majority of the balance of the Company’s outstanding LOCs was issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of the Company’s self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on its behalf. These LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiaries or the banks elect not to renew them.

Bonds are provided on the Company’s behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from the Company’s insurance carriers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not expect any amounts to be paid under its outstanding bonds at December 31, 2007. In addition, the Company believes that its bonding lines will be sufficient to meet its bid and performance bonding needs for at least the next year.

Contingencies

Services Agreement. The Company is party to a Restated and Amended Operations, Maintenance and Services Agreement dated effective January 1, 2005 (the “ Services Agreement”), with J.M. Huber Corporation (“Huber”) pursuant to which the Company agreed to provide certain operation, maintenance, exploration, development, production and administrative services with respect to certain oil and gas properties owned by Huber in the State of Wyoming. In October 2006, the Wyoming Department of Audit initiated a sales and use tax audit against Huber for the time period 2003 through 2005. In February 2008, the Department of Audit issued revised preliminary audit findings against Huber in the amount of $4.3 million in tax, interest and penalties in relation to services provided under Services Agreement. In May 2008, Huber notified the Company of its claim for indemnification under the Services Agreement for the final audit findings, interest and penalties and certain costs relating thereto. The Company does not believe that it had or has any obligation as a vendor to collect and remit Wyoming sales and use tax with respect to certain transactions under the Services Agreement. The Company’s and Huber’s representatives met with Wyoming tax officials on June 20, 2008, to discuss the status of the audit. Based on that meeting, the Wyoming Department of Revenue agreed to reconsider the issue and to issue revised audit findings, if necessary. The Company has provided Huber with support in defending the audit, including providing supporting documentation and affidavits, reviewing audit materials and legal analysis, and attending the aforementioned meeting with Wyoming tax officials.

Tax exposures. The Company believes that amounts estimated and recorded for certain income tax, non-income tax, penalty, and interest exposures (identified through its 2005 restatement process) aggregating $6.2 million and $9.2 million at December 31, 2007 and 2006, respectively, may ultimately be increased or reduced dependent on settlements with the respective taxing authorities. Reductions for the year ended December 31, 2007 were attributable to the settlement of certain taxes and tax-related penalties and interest. Actual payments could differ from amounts recorded at December 31, 2007 and 2006 due to favorable or unfavorable tax settlements and/or future negotiations of tax, penalties and interest at less than full statutory rates. Based on information currently available, these recorded amounts have been determined to reflect probable liabilities. However, depending on the outcome of future tax settlements, negotiations and discussions with tax authorities, subsequent conclusions may be reached which result in favorable or unfavorable adjustments to the recorded amounts in future periods.

Legal proceedings. Subsequent to the Company’s February 2008 announcement of the its intention to restate its financial statements for the first three quarters of 2007, four separate complaints were filed by holders of the Company’s common stock against the Company, as well as certain of its current and former officers, in the United States District Court for the Western District of Pennsylvania. The complaints in these lawsuits purport to have been made on behalf of a class of plaintiffs consisting of purchasers of the Company’s common stock between March 19, 2007 and February 22, 2008. The complaints alleged that the Company and certain of its current and former officers made materially false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 promulgated thereunder. The plaintiffs seek unspecified compensatory damages, attorneys’ fees, and other fees and costs.

In June 2008, all of the cases were consolidated into a single class action. Following the appointment of the lead plaintiff and approval of its selection of counsel, a consolidated amended complaint will likely be filed. The Company intends to defend this lawsuit vigorously.

The Company has been named as a defendant or co-defendant in certain other legal proceedings wherein damages are claimed. Such proceedings are not uncommon to the Company’s business. After consultations with counsel, management believes that it has recognized adequate provisions for probable and reasonably estimable liabilities associated with these proceedings, and that their ultimate resolutions will not have a material impact on its consolidated financial statements.

Self-Insurance. Insurance coverage is obtained for catastrophic exposures, as well as those risks required to be insured by law or contract. The Company requires its insurers to meet certain minimum financial ratings at the time the coverages are placed; however, insurance recoveries remain subject to the risk that the insurer will be financially able to pay the claims as they arise. The Company is insured with respect to its workers’ compensation and general liability exposures subject to certain deductibles or self-insured retentions. Loss provisions for these exposures are recorded based upon the Company’s estimates of the total liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

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

The Company establishes reserves for both insurance-related claims that are known and have been asserted against the Company, as well as for insurance-related claims that are believed to have been incurred but have not yet been reported to the Company’s claims administrators as of the respective balance sheet dates. The Company includes any adjustments to such insurance reserves in its consolidated results of operations.

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

Reliance liquidation. The Company’s professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group (“Reliance”) for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Due to the subsequent liquidation of Reliance, the Company is currently uncertain what amounts paid by the Company to settle certain claims totaling in excess of $2.5 million will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2007 and 2006.

12. LEASE COMMITMENTS

The Company’s non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Rent expense under non-cancelable operating leases was $19,805,000, $18,556,000 and $16,590,000 for 2007, 2006 and 2005, respectively. Future annual minimum lease payments under non-cancelable capital and operating leases as of December 31, 2007 were as follows (in thousands):

For the years ending December 31,	Capital lease obligations	Operating lease obligations	Total
2008	$495	$18,867	$19,362
2009	318	12,127	12,445
2010	37	9,224	9,261
2011	—	4,553	4,553
2012	—	3,874	3,874
Thereafter	—	3,505	3,505

Total	$850	$52,150	$53,000

13. LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company’s Credit Agreement is with a consortium of financial institutions and provides for a commitment of $60 million. In the third quarter of 2007, the Company negotiated a three-year extension of the Credit Agreement through October 1, 2011. The commitment includes the sum of the principal amount of revolving credit loans outstanding (for which there is no sub-limit) and the aggregate face value of outstanding LOCs (which have a sub-limit of $20.0 million). As of December 31, 2007, there were no borrowings outstanding under the Credit Agreement and outstanding LOCs were $10.7 million. As of December 31, 2006, borrowings outstanding under the Credit Agreement were $11.0 million and outstanding LOCs were $10.2 million. Under the Credit Agreement, the Company pays bank commitment fees on the unused portion of the commitment, ranging from 0.2% to 0.375% per year based on the Company’s leverage ratio. The weighted-average interest rate on the Company’s borrowings was 7.54% and 6.89% for the year ended December 31, 2007 and 2006, respectively. The proceeds from these borrowings under the Credit Agreement during 2007 and 2006 were used to meet various working capital requirements, in addition to financing the 2006 Buck acquisition.

The Credit Agreement provides pricing options for the Company to borrow at the bank’s prime interest rate or at LIBOR plus an applicable margin determined by the Company’s leverage ratio (based on a measure of indebtedness to earnings before interest, taxes, depreciation, and amortization (“EBITDA”)). The Credit Agreement also requires the Company to meet minimum equity, leverage, interest and rent coverage, and current ratio covenants. In addition, the Company’s Credit Agreement with its banks places certain limitations on dividend payments. If any of these financial covenants or certain other conditions of borrowing are not achieved, under certain circumstances, after a cure period, the banks may demand the repayment of all borrowings outstanding and/or require deposits to cover the outstanding letters of credit.

In connection with the restatement of the Company’s consolidated financial statements (See Note 2), the Company did not timely file its annual report on Form 10-K for the year ended December 31, 2007 or its quarterly report on Form 10-Q for the first quarter of 2008. As a result, several covenant violations related to the timing of the Company’s financial reporting occurred under the Credit Agreement. The lenders have waived these violations by allowing the Company to provide them with both its Form 10-K for the year ended December 31, 2007 and its Form 10-Q for the quarter ended March 31, 2008 by August 4, 2008. The Company expects to complete these past due filings by this agreed upon date.

14. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2007, 2006 and 2005 (in thousands, except per share data).

	For the year ended December 31,
	2007	2006	2005
Net income	$19,340	$10,332	$5,051
Basic:
Weighted average shares outstanding	8,742	8,520	8,507
Earnings per share	$2.21	$1.21	$0.59
Diluted:
Effect of dilutive securities - Stock options and restricted shares	132	198	208
Weighted average shares outstanding	8,874	8,718	8,715
Earnings per share	$2.18	$1.19	$0.58

As of December 31, 2007, 2006 and 2005, all of the Company’s stock options were included in the computations of diluted shares outstanding because the option exercise prices were less than the average market prices of the Company’s common shares.

15. CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company’s Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. During 2005, the Company repurchased 104,300 treasury shares at an average market price of $17.11 per share (based on market prices ranging from $16.35 to $18.56 per share) for a total cost of $1,808,000. As of December 31, 2007, 520,319 treasury shares had been repurchased under the Board’s authorizations. The Company made no treasury share repurchases during 2007 or 2006.

As of December 31, 2007, the difference between the number of treasury shares repurchased under these authorizations and the number of treasury shares listed on the consolidated balance sheets relates to an exchange of Series B Common Stock for 23,452 Common shares which occurred during the first quarter of 2002. The remaining difference relates to 1,330 shares issued to employees as bonus share awards in the late 1990s.

Under the Credit Agreement, the Company’s treasury share repurchases cannot exceed $5 million during the term of the Credit Agreement.

The Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. At December 31, 2007 and 2006, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2007 and 2006, there were no shares of such Preferred Stock outstanding.

16. RIGHTS AGREEMENT

In 1999, the Board of Directors adopted a Rights Agreement (the “Rights Agreement”). In connection with the Rights Agreement, the Company declared a distribution of one Right (a “Right”) for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group, excluding the Company’s Baker 401(k) Plan, (“401(k) Plan”) has acquired 25% or more of the Company’s outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of the Company’s outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. The Rights will expire on November 16, 2009, unless they are earlier exchanged or redeemed.

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

17. BAKER 401(k) PLAN

The Company maintains a defined contribution retirement program through its 401(k) Plan, in which substantially all employees are eligible to participate. The 401(k) Plan offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the 401(k) Plan are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Board of Directors. Under the 401(k) Salary Redirection Program, for the Engineering segment, the Company matches up to 100% of the first 3% and 50% of the next 3% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 4.5% of eligible salary contributed. For the Energy segment, the Company matches 50% of the first 6% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 3% of eligible salary contributed. The Company’s matching contributions are invested not less than 25% in its Common

Stock (purchased through open market transactions), with the remaining 75% being available to invest in mutual funds or its Common Stock, as directed by the participants. The Company’s required cash contributions under this program amounted to $5,677,000, $5,881,000 and $5,349,000 in 2007, 2006 and 2005, respectively. An additional discretionary employer contribution of $550,000 for 2007 was approved by the Board of Directors in February 2008, and accrued as of December 31, 2007. No discretionary employer contributions were approved by the Board of Directors in either 2006 or 2005.

As of December 31, 2007, the market value of all 401(k) Plan investments was $262.8 million, of which 15% represented the market value of the 401(k) Plan’s investment in the Company’s Common Stock. The Company’s 401(k) Plan held 11% of both the shares and voting power of its outstanding Common Stock at December 31, 2007. Each participant who has shares of Common Stock allocated to their account will have the authority to direct the Trustee with respect to the vote and all non-directed shares will be voted in the same proportion as the directed shares.

18. DEFERRED COMPENSATION PLAN

The Company has a nonqualified deferred compensation plan that provides benefits payable to non-employee directors at specified future dates, upon retirement, or death. Under the plan, participants may elect to defer their compensation received for their services as directors. This deferred compensation plan is unfunded; therefore, benefits are paid from the general assets of the Company. Participant cash deferrals earn a return based on the Company’s long-term borrowing rate as of the beginning of the plan year. The total of participant deferrals, which is reflected as a liability in the Company’s consolidated balance sheets, was approximately $0.8 million and $0.7 million at December 31, 2007 and 2006, respectively.

19. STOCK OPTION PLANS

As of December 31, 2007, the Company had two fixed stock option plans under which stock options can be exercised. Under the 1995 Stock Incentive Plan (the “Plan”), the Company was authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through its expiration on December 14, 2004. Under the amended 1996 Non-employee Directors’ Stock Incentive Plan (the “Directors’ Plan”), the Company is authorized to grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. Under both plans, the exercise price of each option equals the average market price of the Company’s stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan, while the options under the Directors’ Plan become fully vested on the date of grant and become exercisable six months after the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

During the second quarter of 2007, the Company issued 10,500 restricted shares and granted 14,000 options to the non-employee directors. The Company recognized total stock based compensation expense of $436,000, $271,000 and $268,000 for the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007 all outstanding options were fully vested under both plans. There were 145,520, 221,093 and 334,791 exercisable options under both plans as of December 31, 2007, 2006 and 2005, respectively.

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

The following table summarizes all stock option activity for both plans in 2007, 2006 and 2005:

	Shares subject to option	Weighted average exercise price per share	Aggregate intrinsic value	Weighted average contractual life remaining in years
Balance at January 1, 2005	446,145	$11.44
Options granted	16,000	20.16
Options exercised	(43,015)	13.39
Options forfeited or expired	—	—

Balance at December 31, 2005	419,130	$11.57	$5,860,112	4.8

Options granted	14,000	20.28
Options exercised	(198,037)	9.97
Options forfeited or expired	—	—

Balance at December 31, 2006	235,093	$13.43	$2,166,673	4.5

Options granted	14,000	26.86
Options exercised	(101,573)	13.60
Options forfeited or expired	(2,000)	6.84

Balance at December 31, 2007	145,520	$14.70	$3,841,521	4.8

The weighted average fair value of options granted during 2007, 2006 and 2005 was $13.13, $9.15 and $6.71, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2007, 2006 and 2005 was $2,153,000, $2,154,000 and $362,000, respectively. All options outstanding at December 31, 2007 were vested and exercisable. The intrinsic value of options that were not vested in prior years is immaterial. As of December 31, 2007, no shares of the Company’s Common Stock remained available for future grant under the expired Plan, while 189,500 shares were available for future grant under the Directors’ Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Average life*	Weighted average exercise price	Number of options	Weighted average exercise price
$6.25 - $9.53	30,285	3.2	$8.27	30,285	$8.27
$10.025 - $15.625	73,235	3.3	12.93	73,235	12.93
$20.16 - $26.86	42,000	8.5	22.43	42,000	22.43

Total	145,520	4.8	$14.70	145,520	$14.70

*	Average life remaining in years.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	As of December 31,
	2007	2006	2005
Weighted average risk-free interest rate	3.7%	5.4%	5.4%
Weighted average expected volatility	34.1%	44.1%	44.5%
Expected option life	8 years	7.6 years	6 years
Expected dividend yield	0.00%	0.00%	0.00%

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

20. RELATED PARTY TRANSACTIONS

Effective April 25, 2001, the Company entered into a Consulting Agreement with Richard L. Shaw when he retired from his position as Chief Executive Officer. Through subsequent amendments, this agreement has been extended through April 26, 2009. The Consulting Agreement provides an annual compensation amount for consulting services in addition to the Company covering the costs of health insurance and maintains life insurance for the executive. The Consulting Agreement also provides for a supplemental retirement benefit of $5,000 per month commencing at the expiration of the consulting term. Mr. Shaw’s total consulting fees were $79,689 and $184,689 for the years ended December 31, 2006 and 2005, respectively.

Effective September 14, 2006, Mr. Shaw’s compensation for the consulting services under the agreement was temporarily suspended due to his re-employment by the Company as its Chief Executive Officer. Effective March 1, 2008, compensation under the consulting agreement resumed upon Mr. Shaw’s retirement from the Company.

On June 17, 2008, the Company entered into an employment agreement with Bradley L. Mallory, the Company’s President and Chief Executive Officer. Under the agreement, Mr. Mallory’s annual salary is stipulated, and certain other rights and benefits are defined. Included in those benefits are 40,000 Stock Appreciation Rights (“SARs”), which vest at varying intervals over a three-year period commencing on the date of the employment agreement.

21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Subsequent to the issuance of the Company’s condensed consolidated financial statements for the period ended September 30, 2007, the Company determined that accounting errors were included in previously issued, unaudited condensed consolidated financial statements. These errors related to the matters discussed in Note 2. As a result, to correct those accounting errors the Company has restated the accompanying quarterly data for first three quarters for 2007 and all quarters for 2006.

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2007 (in thousands, except per share information):

	2007 - Three months ended
	March 31,
	As originally reported	Adjustments	As restated (1)
Revenues	$170,707	$(1,075)	$169,632
Gross profit	23,523	(2,848)	20,675
Income before income taxes	5,795	(2,848)	2,947
Net income	3,070	(1,520)	1,550
Diluted earnings per common share	$0.35	$(0.17)	$0.18

	2007 - Three months ended
	June 30,
	As originally reported	Adjustments	As restated (1)
Revenues	$192,241	$(6,408)	$185,833
Gross profit	31,417	(3,744)	27,673
Income before income taxes	14,815	(3,744)	11,071
Net income	8,521	(2,435)	6,086
Diluted earnings per common share	$0.96	$(0.27)	$0.69

	2007 - Three months ended
	September 30,
	As originally reported	Adjustments	As restated (1)
Revenues	$182,227	$(6,563)	$175,664
Gross profit	26,072	(2,372)	23,700
Income before income taxes	10,893	(2,372)	8,521
Net income	6,366	(1,853)	4,513
Diluted earnings per common share	$0.72	$(0.21)	$0.51

	2007 -Three months ended
			December 31, (2)
Revenues			$195,836
Gross profit			28,448
Income before income taxes			11,186
Net income			7,191
Diluted earnings per common share			$0.80

(1)	The Company’s Forms 10-Q for 2008 will reflect the restated quarterly data for the corresponding quarters in 2007.

(2)	During the fourth quarter, the Company received a non-recurring $2.3 million project incentive award on a U.S. government contract.

	2006 - Three months ended
	March 31,
	As originally reported	Adjustments	As restated
Revenues	$145,547	$373	$145,920
Gross profit	20,767	373	21,140
Income before income taxes	3,224	373	3,597
Net income	1,720	205	1,925
Diluted earnings per common share	$0.20	$0.02	$0.22

	2006 - Three months ended
	June 30,
	As originally reported	Adjustments	As restated
Revenues	$155,903	$(516)	$155,387
Gross profit	22,673	(516)	22,157
Income before income taxes	2,731	(516)	2,215
Net income	1,126	(152)	974
Diluted earnings per common share	$0.13	$(0.02)	$0.11

	2006 - Three months ended
	September 30,
	As originally reported	Adjustments	As restated
Revenues	$170,194	$(1,275)	$168,919
Gross profit	20,209	(1,275)	18,934
Income before income taxes	1,429	(1,275)	154
Net loss	(324)	(686)	(1,010)
Diluted loss per common share	$(0.04)	$(0.08)	$(0.12)

	2006 - Three months ended
	December 31,
	As originally reported	Adjustments	As restated
Revenues	$179,368	$(2,926)	$176,442
Gross profit	24,688	(889)	23,799
Income before income taxes	13,252	(889)	12,363
Net income	9,309	(866)	8,443
Diluted earnings per common share	$1.07	$(0.09)	$0.98

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

The Company’s 2007, 2006 and 2005 financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company’s financial records and related data, as well as the minutes of shareholders’ and directors’ meetings.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent registered public accounting firm to discuss the adequacy of the Company’s internal control over financial reporting, its financial statements, and the nature, extent and results of the audit effort. Both the Company’s internal auditors and its independent registered public accounting firm have free and direct access to the Audit Committee without the presence of management.

/s/ Bradley L. Mallory
Bradley L. Mallory Chief Executive Officer

/s/ Craig O. Stuver
Craig O. Stuver Senior Vice President, Corporate Controller, Treasurer and Acting Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Michael Baker Corporation

We have audited the accompanying consolidated balance sheets of Michael Baker Corporation and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the accompanying 2006 consolidated financial statements have been restated.

As discussed in Note 8 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 in 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2008 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania June 27, 2008

SUPPLEMENTAL FINANCIAL INFORMATION

Market Information - Common Shares

The principal market on which the Company’s Common Stock is traded is the American Stock Exchange under the ticker symbol “BKR.” High and low closing prices of the Company’s Common Stock for each quarter were as follows:

	2007				2006
	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$52.79	$51.57	$38.10	$25.20	$23.05	$22.40	$28.65	$28.33
Low	33.15	34.30	24.30	21.62	20.05	20.10	20.55	26.00