Form 10-K, Exhibit 13
period 2008-12-31
BAKER MICHAEL CORP
filed 2009-03-10
CIK 9263

EXHIBIT 13.1

SELECTED FINANCIAL DATA

(In thousands, except per share information)	2008	2007	2006	2005	2004

Results of Operations
Revenues	$699,395	$726,965	$646,668	$579,278	$552,046
Income from operations	43,440	31,375	16,206	16,882	18,868
Net income	29,154	19,340	10,332	5,051	8,394
Diluted earnings per share	$3.28	$2.18	$1.19	$0.58	$0.98
Return on average equity	22.6%	18.5%	11.9%	6.5%	12.1%

Financial Condition
Total assets	$292,062	$276,350	$263,916	$225,461	$215,013
Working capital	$114,209	$84,629	$67,227	$49,264	$43,624
Current ratio	1.84	1.56	1.44	1.35	1.32
Long-term debt	$—	$—	$11,038	$—	$—
Shareholders’ Investment	142,644	115,057	93,621	79,824	74,781
Book value per outstanding share	16.11	13.06	10.76	9.40	8.78
Year-end closing share price	$36.91	$41.10	$22.65	$25.55	$19.60

Cash Flow
Net cash provided by/(used in) operating activities	$32,228	$26,635	$(9,343)	$12,440	$28,477
Net cash used in investing activities	(5,285)	(1,560)	(14,933)	(7,078)	(4,055)
Net cash provided by/(used in) financing activities	55	(16,205)	18,417	(1,792)	(18,077)

Increase/(decrease) in cash	$26,998	$8,870	$(5,859)	$3,570	$6,345

Backlog	$1,217,600	$1,313,900	$1,295,700	$1,321,800	$1,399,500

Share Information
Year-end shares outstanding	8,855	8,810	8,698	8,490	8,519
Diluted weighted average shares outstanding	8,891	8,874	8,718	8,715	8,554

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our “Selected Financial Data” and our consolidated financial statements and related notes. The discussion in this section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our current expectations about future events. These expectations are subject to risks and uncertainties, many of which are beyond our control. For a discussion of important risk factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein, see the “Note with Respect to Forward-Looking Statements” and “Risk Factors” sections included in our Annual Report on Form 10-K for the year ended December 31, 2008.

Business Overview and Environment

We provide engineering and energy expertise for public and private sector clients worldwide. Our primary services include engineering design for the transportation, water and other civil infrastructure markets, architectural and environmental services, construction management services for buildings and transportation projects, and operations and maintenance of oil and gas production facilities. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity. Our financial results are impacted by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for our services in the engineering and energy markets. We could be affected by additional external factors such as price fluctuations, availability of financing, and capital expenditures in the energy industry.

Engineering

Our Engineering segment provides a variety of design and related consulting services. Our services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance.

For the past several years, we have observed increased federal spending activity by the Department of Defense (“DoD”) and the Department of Homeland Security (“DHS”), including the Federal Emergency Management Agency (“FEMA”). In turn, we have focused more marketing and sales activity on these agencies of the United States of America (“U.S.”) federal government. As a result of pursuing this strategy, we have significantly increased our revenues from U.S. federal government contracting activity over this time period. Additional government spending in these areas or on transportation infrastructure could result in profitability and liquidity improvements for us. Significant contractions in any of these areas could unfavorably impact our profitability and liquidity. In 2005, the U.S. Congress approved a six-year $286.5 billion transportation infrastructure bill entitled SAFETEA-LU, the Safe, Accountable, Flexible, Efficient Transportation Equity Act — A Legacy for Users. This funding reflects an increase of approximately 46% over its predecessor, TEA-21. With this bill enacted, we saw an increase in state spending on transportation infrastructure projects in 2006, 2007, and 2008, and we currently expect state spending to maintain a consistent level of activity through most of 2009. In addition, in February 2009, the U.S. Congress passed the American Recovery and Reinvestment Act of 2009, which contained approximately $130 billion for highways, buildings, and other public works projects. We believe that we are well positioned in all of our Engineering service lines to perform work that the Federal government, as well as state and local governments, will procure as a result of this legislation.

Engineering contracts awarded during 2008 include:

•	A $3.5 million construction management and construction inspection contract by the Allegheny County Department of Public Works for the rehabilitation of the Rankin Bridge.

•	A two-part contract for an estimated $2.7 million to complete environmental investigations and preliminary and final design for the new Vrooman Road Bridge over the Grand River in Lake County, Ohio.

•	A $3.4 million contract by the Kane County (Ill.) Division of Transportation for the final design of the Fox River Bridge, including 1.3 miles of new highway and a pedestrian bridge.

•	A $2.8 million, four-year contract by the Pennsylvania Department of Transportation to provide construction inspection and documentation services for three major projects in Lackawanna and Luzerne counties.

•	Two $3.0 million, three-year, statewide term agreements by the New Jersey Department of Transportation, one for transportation planning technical assistance and the other for project development related to a full range of transportation planning and engineering design services.

Our five-year Indefinite-Delivery/Indefinite-Quantity (“IDIQ”) contract with FEMA for up to $750 million to serve as the program manager to develop, plan, manage, implement, and monitor the Multi-Hazard Flood Map Modernization Program (“FEMA Map Mod Program”) for flood hazard mitigation across the U.S. and its territories concludes March 10, 2009; however, FEMA has recently added a contract provision that enables FEMA to extend the ordering period for up to six months. While portions of the previous services have already begun to transition, we anticipate potential future authorizations to allow us to continue working on remaining portions of the previous services on a month-to-month basis. As of December 31, 2008, approximately $68 million is in our funded backlog related to this program. Although we expect to have additional funding authorizations for up to six months, we do not anticipate realizing a majority of the remaining unfunded backlog balance ($213 million at December 31, 2008). We expect work and revenue related to our current authorizations to continue for up to two years. In the future, we plan to adjust our reported FEMA unfunded backlog downward as updated information becomes available.

In 2009, BakerAECOM, LLC (“BakerAECOM”), a Delaware limited liability company of which we are the managing member, was informed by FEMA that it has been selected to negotiate an IDIQ contract for Production and Technical Services for FEMA’s Risk Mapping, Analysis and Planning MAP Program (“Risk MAP Program”), which is intended to be the successor to the FEMA Map Mod Program. The resultant performance-based contract is currently expected to have a five-year term with a maximum contract value of up to $600 million. This contract has not been included in our backlog as of December 31, 2008.

Energy

Our Energy segment provides a full range of services for operating third-party oil and gas production facilities worldwide. These services range from complete outsourcing solutions to specific services such as training, personnel recruitment, pre-operations engineering, maintenance management systems, field operations and maintenance, procurement, and supply chain management. Many of these service offerings are enhanced by the utilization of our managed services operating model as a service delivery method. Our Energy segment serves both major and smaller independent oil and gas producing companies, but we do not pursue exploration opportunities for our own account or own any oil or natural gas reserves.

During 2008, we increased revenues related to our international business through the renewal of a $5.8 million-per-year contract with Nigeria LNG Ltd. for an additional three years, with an option for a two-year extension, to provide a wide variety of operations, maintenance and support activities for the Liquefied Natural Gas Complex located at Bonny Island, Rivers State, Nigeria. This extension provided us with various pricing improvements over our previous contract. In addition, we had several new contracts in West Africa that began in the fourth quarter of 2007. Domestically, our off-shore Labor business continued to grow in the Gulf of Mexico. While several of our domestic managed services contracts were completed or cancelled, activity on several new projects increased or commenced in 2008 and will continue to contribute to our results into 2009. We are currently considering strategic alternatives for our Energy segment, which could result in a sale of that business.

Executive Overview

Our revenues were $699.4 million for 2008, a 4% decrease from the $727.0 million reported for 2007. This decrease was driven by a year-over-year decrease of 25% in our Energy segment, partially offset by a year-over-year increase of 14% in our Engineering segment. The decrease in Energy’s revenue was primarily driven by a change in the scope of certain domestic managed service contracts and loss of certain other domestic managed service contracts that had lower margins associated with them. The 14% revenue growth in our Engineering segment for 2008 was primarily related to an increase in work performed on certain federal and state projects, an increase in work performed for our unconsolidated joint venture operating in Iraq, and increases on several existing transportation projects.

Our earnings per diluted common share were $3.28 for 2008, compared to $2.18 per diluted common share reported for 2007. Income from operations for the 2008 was $43.4 million, which improved from $31.4 million for 2007. Income from operations in our Engineering segment was $37.5 million for 2008, an increase from $32.2 million for 2007. These results were driven by profitability improvements on certain federal and state projects, an increase in work for our unconsolidated joint venture in Iraq, and the favorable impact of a non-recurring project settlement during 2008. Also favorably impacting our overall year-over-year increase in income from operations was our Energy segment’s income from operations of $5.1 million for 2008 compared to $0.9 million for 2007. Our Energy segment’s income from operations was favorably impacted primarily by a year-over-year decrease in self-insured general liability costs due to more favorable claims activity in 2008 and favorable tax-related settlements in several international jurisdictions, partially offset by a reserve for a contract-related claim during 2008, and restatement-related costs (in connection with the restatement of our consolidated financial statements for the year ended December 31, 2006 and the first three quarters of 2007).

Results of Operations

The following table reflects a summary of our operating results (excluding intercompany transactions) for 2008, 2007 and 2006. We evaluate the performance of our segments primarily based on income from operations before Corporate overhead allocations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology, communications and other Corporate functions, and is allocated between our Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll, or based on beneficial or causal relationships.

	2008		2007		2006
	(Dollars in millions)

Revenues		(1)		(1)		(1)
Engineering	$455.9	65.2%	$401.5	55.2%	$380.1	58.8%
Energy	243.5	34.8%	325.5	44.8%	266.6	41.2%

Total revenues	$699.4	100.0%	$727.0	100.0%	$646.7	100.0%

(1)	Reflects percentage of total company revenues.

	2008		2007		2006
	(Dollars in millions)

Income from operations before Corporate overhead		(2)		(2)		(2)
Engineering	$51.1	11.2%	$46.2	11.5%	$30.1	7.9%
Energy	10.3	4.2%	6.2	1.9%	10.2	3.8%

Total segment income from operations before Corporate overhead	61.4		52.4		40.3

Less: Corporate overhead
Engineering	(13.6)	(3.0)%	(14.0)	(3.5)%	(16.5)	(4.3)%
Energy	(5.2)	(2.1)%	(5.3)	(1.6)%	(6.2)	(2.3)%

Total Corporate overhead	(18.8)		(19.3)		(22.7)

Total income/(loss) from operations
Engineering	37.5	8.2%	32.2	8.0%	13.6	3.7%
Energy	5.1	2.1%	0.9	0.3%	4.0	1.5%
Other Corporate income/(expense)	0.8		(1.7)		(1.4)

Total income from operations	$43.4	6.2%	$31.4	4.3%	$16.2	2.5%

(2)	Reflects percentage of segment revenues for segment line items and percentage of total Company revenues for total line items.

Comparisons of the Years Ended December 31, 2008 and 2007

Revenues

Our revenues totaled $699.4 million for 2008 compared to $727.0 million for 2007, reflecting a decrease of $27.6 million or 4%. This decrease was driven by a year-over-year reduction of 25% in our Energy segment, partially offset by a year-over-year revenue growth of 14% in our Engineering segment.

Engineering.  Revenues were $455.9 million for 2008 compared to $401.5 million for 2007, reflecting an increase of $54.4 million or 14%. The following table presents Engineering revenues by client type:

Revenues by Client Type	2008		2007
	(Dollars in millions)

Federal government	$238.8	52%	$196.5	49%
State and local government	173.2	38%	160.7	40%
Domestic private industry	43.9	10%	44.3	11%

Total Engineering revenues	$455.9	100%	$401.5	100%

The increase in our Engineering segment’s revenues for 2008 was primarily related to an increase of $17.1 million in work performed for our unconsolidated joint venture operating in Iraq, an increase of $16.9 million in work performed as support for the Department of Homeland Security’s efforts to secure U.S. borders, increases on several existing transportation projects, an increase of $1.9 million due to a favorable non-recurring project settlement, as well as growth in most of our engineering practice areas. The increase in 2008 revenues was partially offset by a decrease in total project incentive awards of $5.4 million as compared to 2007.

Total revenues from FEMA were $93 million and $98 million for 2008 and 2007, respectively. As a result of achieving certain performance levels on the FEMA Map Mod Program, we recognized revenues from project incentive awards totaling $4.1 million and $4.7 million for 2008 and 2007, respectively. The decreased project incentive awards on the FEMA Map Mod Program for 2008 represents a lower project incentive award pool as compared to 2007, while we have achieved higher performance levels on the tasks completed, which resulted in our recognition of a higher percentage of the available project incentive award pool for 2008.

Energy.  Revenues were $243.5 million for 2008 compared to $325.5 million for 2007, reflecting a decrease of $82.0 million or 25%. The Energy segment serves both major and smaller independent oil and gas producing companies in both the U.S. and foreign markets.

The following table presents Energy revenues by market:

Revenues by Market	2008		2007
	(Dollars in millions)

Domestic	$180.0	74%	$266.4	82%
Foreign	63.5	26%	59.1	18%

Total Energy revenues	$243.5	100%	$325.5	100%

The decrease in Energy’s domestic revenues for 2008 as compared to 2007 was primarily driven by reductions in onshore managed services revenues as a result of the Escambia Operating Company, LLC (“Escambia”) contract termination in September 2007, the change in the scope of services provided to two of our existing managed services clients, the cancellation of our managed services contract with Brooks Range Petroleum Corporation (“Brooks Range”) in the first half of 2008, and the completion of our managed services contract with Double Eagle Petroleum (“Double Eagle”) for which the majority of our related services were performed in 2007. These decreases in revenues were offset partially by an increase in revenue from our domestic off-shore labor clients in the Gulf of Mexico. International revenues increased primarily as a result of the addition of various new contracts and pricing improvements obtained during the fourth quarter of 2007 on the renewal of a significant contract in Nigeria.

Gross Profit

Our gross profit totaled $113.7 million for 2008 compared to $100.5 million for 2007, reflecting an increase of $13.2 million or 13%. Gross profit expressed as a percentage of revenues was 16.3% for 2008 compared to 13.8% for 2007. The increase in gross profit for 2008 is primarily attributable to our Engineering segment’s improved revenue volume compared to 2007, a decrease in total general liability insurance costs of $5.0 million due to more favorable claims activity in 2008 ($5.4 million of the decrease is attributable to our Energy segment, net of a $0.4 million increase for our Engineering segment) and a favorable non-recurring Engineering project settlement of $1.9 million. Unfavorably impacting gross profit was an increase of $5.1 million in 2008 incentive compensation expense (for our project personnel based on our strong operating performance) and an increase of $2.1 million in medical costs.

Total gross profit included Corporate income of $1.1 million for 2008 versus $0.7 million of expense for 2007 that was not allocated to our segments. We experienced a reduction in costs of $1.7 million related to our self-insured professional liability claims during 2008 which drove this year-over-year change.

Direct labor and subcontractor costs are major components in our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 32.7% for 2008 compared to 28.3% for 2007, while subcontractor costs expressed as a percentage of revenues were 20.3% and 27.7% for 2008 and 2007, respectively. In the Energy segment, we incurred more subcontractor costs during 2007 in connection with drilling exploratory wells for our customers on certain managed services contracts. In our Engineering segment, expressed as a percentage of revenues, direct labor increased due to work performed for our unconsolidated joint venture operating in Iraq, while our project mix and subcontractor costs remained consistent year over year.

Engineering.  Gross profit was $83.5 million for 2008 compared to $80.3 million for 2007, reflecting an increase of $3.2 million or 4%. The increase in gross profit for 2008 is primarily attributable to improved revenue volume compared to 2007 and the favorable non-recurring project settlement of $1.9 million. Engineering’s gross profit expressed as a percentage of revenues was 18.3% in 2008 compared to 20.0% in 2007. Gross profit expressed as a percentage of revenues decreased as a result of the decrease in project incentive awards of $5.4 million, an increase of $5.1 million in incentive compensation expense related to project personnel, and an increase of $2.0 million in medical costs as compared to 2007.

Energy.  Gross profit was $29.1 million for 2008 compared to $20.9 million for 2007, reflecting an increase of $8.2 million or 39%. Gross profit expressed as a percentage of revenues was 12.0% for 2008 compared to 6.4% for 2007. Gross profit expressed as a percentage of revenues was favorably impacted by a decrease of $5.4 million in self-insured general liability costs as a result of more favorable claims activity in 2008 and the recognition of a non-recurring incentive award of $1.1 million associated with a domestic managed services contract. In our domestic operations, the 2008 gross profit was relatively consistent with 2007 despite the decrease in managed services revenues. The aforementioned managed services revenue reductions were related to contracts that had lower margins associated with them.

Selling, General and Administrative Expenses (“SG&A”)

Our SG&A expenses totaled $70.2 million for 2008 compared to $69.1 million for 2007, reflecting an increase of $1.1 million or 2%. SG&A expenses were unfavorably impacted by a reserve for a contract-related claim of $2.5 million, a bad debt reserve of $1.6 million related to a portion of a bankrupt Energy client’s receivables, and restatement-related professional fees, net of reimbursement, totaling $1.5 million ($5.5 million in costs less $4.0 million of costs reimbursed by our insurance carrier), partially offset by tax penalty liability reductions totaling $1.6 million related to international tax settlements reached during 2008. SG&A expenses expressed as a percentage of revenues increased to 10.0% for 2008 from 9.5% for 2007. This overall increase in SG&A expenses expressed as a percentage of revenues is primarily driven by the aforementioned 4% decrease in revenues during 2008 coupled with the aforementioned reserve for a contract-related claim.

Included in total SG&A for 2008 and 2007 were Corporate-related costs of $0.3 million and $1.0 million, respectively, which were not allocated to our segments.

Engineering.  SG&A expenses were $46.0 million for 2008 compared to $48.1 million for 2007, reflecting a decrease of $2.1 million or 4%. SG&A expenses expressed as a percentage of revenues decreased to 10.1% for 2008 from 12.0% for 2007. This decrease is primarily related to cost containment measures implemented during 2008 in the Engineering segment. The decrease in SG&A expenses expressed as a percentage of revenues is driven primarily by a combination of the 14% increase in revenues during 2008 and the aforementioned effects of cost containment.

Energy.  SG&A expenses were $24.0 million for 2008 compared to $20.0 million for 2007, reflecting an increase of $4.0 million or 20%. SG&A expenses expressed as a percentage of revenues increased to 9.9% for 2008 from 6.1% for 2007. This increase in SG&A expenses expressed as a percentage of revenues is primarily attributable to a combination of the aforementioned 25% decrease in revenues, the reserve for a contract-related claim of $2.5 million, a bad debt reserve of $1.6 million related to a portion of a bankrupt Energy client’s receivables, and restatement-related professional fees totaling $1.5 million ($5.5 million in costs less $4.0 million of costs reimbursed by our insurance carrier), partially offset by the favorable impact of international tax penalty reductions of $1.6 million.

Other Income/(Expense)

The “Other income/(expense)” categories discussed below aggregate to income of $7.0 million for 2008 compared to $2.4 million for 2007.

Equity income from our unconsolidated subsidiaries produced income of $3.4 million for 2008 compared to $2.7 million for 2007. This increase was primarily related to new work orders being performed by our unconsolidated Engineering joint venture operating in Iraq.

Our recurring interest expense continues to decrease and was $0.1 million in 2008 compared to $0.4 million for 2007 primarily due to having both a limited amount and a limited number of days of borrowings under our Unsecured Credit Agreement (“Credit Agreement”) during almost all of 2008 and the majority of 2007. Interest income was $0.8 million and $0.5 million for 2008 and 2007, respectively. We had tax-related settlements in several international jurisdictions which resulted in a net reduction of $1.6 million in our liability for interest on unpaid taxes during 2008 versus interest expense on unpaid taxes of $0.8 million for 2007.

Our “Other, net” income/(expense) reflected income of $1.3 million for 2008 compared to $0.4 million for 2007. These amounts primarily include currency-related gains and losses.

Income Taxes

Our provisions for income taxes resulted in effective income tax rates of 42% and 43% in 2008 and 2007, respectively. The variance between the U.S. federal statutory rate and our effective rate for these periods is primarily due to taxes on foreign revenue and income, which we are not able to offset with U.S. foreign tax credits, and to foreign losses with no U.S. income tax benefit. The incremental effective rate above the U.S. federal statutory rate for foreign taxes and U.S. taxes on unremitted foreign earnings was 5% in 2008 and 2007. Our effective rate for 2008 was also impacted by lower state taxes.

Comparisons of the Years Ended December 31, 2007 and 2006

Revenues

Our revenues totaled $727.0 million for 2007 compared to $646.7 million for 2006, reflecting an increase of $80.3 million or 12%. This increase results from a 22% year-over-year revenue growth in our Energy segment due primarily to the increases associated with our domestic managed services contracts and a 2007 increase of $6.9 million in project incentive awards in our Engineering segment.

Engineering.  Revenues were $401.5 million for 2007 compared to $380.1 million for 2006, reflecting an increase of $21.4 million or 6%. The following table presents Engineering revenues by client type:

Revenues by Client Type	2007		2006
	(Dollars in millions)

Federal government	$196.5	49%	$175.6	46%
State and local government	160.7	40%	150.9	40%
Domestic private industry	44.3	11%	53.6	14%

Total Engineering revenues	$401.5	100%	$380.1	100%

The increase in our Engineering segment’s revenues for 2007 was generated primarily by an increase of $10.6 million in work performed as a subcontractor to our unconsolidated joint venture operating in Iraq, an increase of $6.9 million in project incentive awards recognized and totaling $9.5 million during 2007, and the full-year effect of our acquisition of Buck Engineering, P.C. (“Buck”), which we acquired in April 2006. Total revenues from FEMA were $98 million and $100 million for 2007 and 2006, respectively. As a result of achieving certain performance levels on the FEMA Map Mod Program, we recognized revenues associated with project incentive awards totaling $4.7 million and $2.1 million for 2007 and 2006, respectively. The increased project incentive awards on the FEMA Map Mod Program for 2007 represent a combination of the availability of a larger project incentive award pool as compared to 2006 and the achievement of higher performance levels on the tasks completed, which resulted in our recognition of a higher percentage of the available project incentive award pool. Other significant revenues associated with project incentive awards earned in 2007 included the recognition of a one-time $2.7 million award as a subcontractor for a FEMA Housing Inspection contract, $2.0 million for a design/build highway reconstruction project and $0.1 million on another federal government contract.

Energy.  Revenues were $325.5 million for 2007 compared to $266.6 million for 2006, reflecting an increase of $58.9 million or 22%. The Energy segment serves both major and smaller independent oil and gas producing companies in both the U.S. and foreign markets.

The following table presents Energy revenues by Market:

Revenues by Market	2007		2006
	(Dollars in millions)

Domestic	$266.4	82%	$196.3	74%
Foreign	59.1	18%	70.3	26%

Total Energy revenues	$325.5	100%	$266.6	100%

The increase in Energy’s revenues for 2007 was primarily the direct result of our domestic onshore managed services contracts, including the expansion of new and existing contracts for our coal-bed methane operations in the Powder River Basin, including Double Eagle, and the Escambia and Brooks Range projects. The Double Eagle contract was awarded in the second half of 2007 and the Escambia and Brooks Range contracts were awarded during 2006 with services fully commencing during the second half of 2006. Also contributing to the increase was the expansion of our domestic labor contracts located offshore in the Gulf of Mexico. Partially offsetting this 2007 increase in revenues was a reduction in revenues for certain projects in Nigeria and Venezuela as compared to 2006.

Gross Profit

Our gross profit totaled $100.5 million for 2007 compared to $86.0 million for 2006, reflecting an increase of $14.5 million or 17%. Gross profit expressed as a percentage of revenues increased to 13.8% for 2007 compared to 13.3% for 2006. The increase in gross profit expressed as a percentage of revenues for 2007 is primarily attributable to an increase in project incentive awards recognized totaling $7.1 million, a $2.2 million decrease in legal fees related to a 2006 project bid protest, and our Engineering segment’s improved project mix and higher utilization as compared to 2006. Increases in self-insured general liability costs, medical costs and workers compensation costs of $3.0 million, $2.8 million and $1.6 million, respectively, all related primarily to higher claims activity in our Energy segment, served to partially offset our overall increase in gross profit expressed as a percentage of revenues for 2007.

Total gross profit included unallocated Corporate costs of $0.7 million for 2007 and $1.4 million for 2006. These costs were primarily the result of unfavorable claims developments related to our self-insured professional liability reserves.

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

Selling, General and Administrative Expenses

Our SG&A expenses totaled $69.1 million for 2007 compared to $69.8 million for 2006, reflecting a decrease of $0.7 million or 1%. In 2006, the Energy segment recorded tax liability adjustments which reduced its SG&A expenses by approximately $3.6 million. These adjustments related to a favorable settlement of sales and use tax liabilities and reductions in accruals for penalties related to various foreign taxes as those taxes were settled during the year. This overall decrease in SG&A expenses is primarily the result of a $3.3 million reduction in allocated Corporate overhead costs, which primarily related to a $1.8 million reduction in nonrecurring professional fees for 2007. Incentive compensation was increased by $1.5 million for 2007 because of our financial performance. In addition, the positive impact of our Engineering segment’s improved utilization contributed to the decrease in SG&A expenses. SG&A expenses expressed as a percentage of revenues decreased to 9.5% for 2007 from 10.8% for 2006. This overall decrease in SG&A expenses expressed as a percentage of revenues is related to our 12% increase in revenues as compared to 2006, the previously mentioned decrease in Corporate overhead costs and the Engineering segment’s improved utilization.

Included in total SG&A for 2007 were unallocated Corporate-related costs of $1.0 million due to professional fees and employee retention costs related to our evaluation of strategic alternatives for our Energy segment during the year. Unallocated Corporate-related costs were nominal for 2006.

Engineering.  SG&A expenses were $48.1 million for 2007 compared to $51.0 million for 2006, reflecting a decrease of $2.9 million or 6%. SG&A expenses expressed as a percentage of revenues decreased to 12.0% for 2007 from 13.4% for 2006. This decrease primarily related to a reduction of $2.4 million in allocated Corporate overhead costs, of which $0.3 million related to nonrecurring professional fees. Also contributing to this decrease was the improved utilization. A 2007 increase of $1.2 million in incentive compensation expense served to partially offset Engineering’s overall decrease in SG&A expenses expressed as a percentage of revenues for 2007.

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

Other Income/(Expense)

The other income and expense categories discussed below aggregate to $2.4 million of income for 2007 compared to $2.1 million of income for 2006.

Our recurring interest expense decreased to $0.4 million in 2007 compared to $1.0 million for 2006 primarily due to having both a limited amount and a limited number of days of borrowings under our Unsecured Credit Agreement (“Credit Agreement”) during the majority of 2007. We were in a net borrowed position under our Credit Agreement for the majority of 2006. Interest income was $0.5 million for both 2007 and 2006. Interest income for 2006 included $0.1 million of interest related to a favorable claim settlement. Interest expense on unpaid taxes was $0.8 million for 2007 compared to a related liability reduction on unpaid taxes of $1.0 million for 2006.

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

Developments Regarding Foreign and Domestic Tax Liabilities from 2005

We have resolved the majority of our Energy segment’s outstanding foreign and domestic tax and tax-related liabilities initially recorded at December 31, 2005 (in connection with the restatement of our consolidated financial statements for the years ended December 31, 2000 through 2004 and first quarter of 2005). We anticipate that additional tax exposures will be settled in our Energy segment during 2009; however, we are currently unable to estimate what impact, if any, those settlements may have on our 2009 earnings. The impact of our 2006 through 2008 reversals and payments on our liability balances recorded at December 31, 2005 were as follows (in millions):

	Penalties		International
	and	Domestic		Value
Tax-Related Liabilities Arising	Interest	Sales and	Payroll	Added	Income
From 2005 Restatement	on Taxes	Use Taxes	Taxes	Taxes	Taxes	Total

Balance, December 31, 2005	$6.4	$3.2	$5.7	$1.4	$4.7	$21.4
Paid	(0.5)	(0.1)	(1.7)	(0.2)	(2.9)	(5.4)
Reversed	(2.1)	(3.1)	(1.6)	—	—	(6.8)

Balance, December 31, 2006	3.8	—	2.4	1.2	1.8	9.2
Paid	(0.1)	—	(0.3)	—	—	(0.4)
Reversed	(0.6)	—	(1.5)	—	(0.5)	(2.6)

Balance, December 31, 2007	3.1	—	0.6	1.2	1.3	6.2
Paid	—	—	—	—	(0.1)	(0.1)
Reversed	(2.7)	—	(0.2)	(1.1)	(0.1)	(4.1)

Balance, December 31, 2008	$0.4	$—	$0.4	$0.1	$1.1	$2.0

The above table does not include additional tax liabilities incurred related to our 2006 through 2008 operations. In addition to the amounts included in the preceding table, penalties and interest totaling $0.3 million, $0.4 million and $1.0 million were incurred during 2008, 2007 and 2006, respectively, related to our outstanding exposures as of December 31, 2005.

Contract Backlog

	As of December 31,
(In millions)	2008	2007

Engineering
Funded	$449.5	$425.6
Unfunded	534.7	696.6

Total Engineering	984.2	1,122.2
Energy	233.4	191.7

Total	$1,217.6	$1,313.9

Engineering

For our Engineering segment, funded backlog consists of that portion of uncompleted work represented by signed contracts and/or approved task orders, and for which the procuring agency has appropriated and allocated the funds to pay for the work. Total backlog incrementally includes that portion of contract value for which options have not yet been exercised or task orders have not been approved. We refer to this incremental contract value as unfunded backlog. U.S. government agencies and many state and local governmental agencies operate under annual fiscal appropriations and fund various contracts only on an incremental basis. In addition, our clients may terminate contracts at will or not exercise option years. Our ability to realize revenues from our backlog depends on the availability of funding for various federal, state and local government agencies; therefore, no assurance can be given that all backlog will be realized.

As of December 31, 2008 and 2007, approximately $68 million and $57 million of our funded backlog, respectively, related to the $750 million FEMA Map Mod Program contract to assist FEMA in conducting a large-scale overhaul of the nation’s flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. This contract concludes March 10, 2009; however, FEMA has recently added a contract provision that enables FEMA to extend the ordering period for up to six months. While portions of the previous services have already begun to transition, we anticipate potential future authorizations to allow us to continue working on remaining portions of the previous services on a month-to-month basis. Although we expect to have additional funding authorizations, we do not anticipate realizing a majority of the remaining unfunded backlog balance ($213 million at December 31, 2008). We expect work and revenue related to authorizations prior to the end of the contract award period to continue for up to two years. In the future, we plan to adjust our reported FEMA unfunded backlog downward as updated information becomes available.

In 2009, BakerAECOM was informed by FEMA that it has been selected to negotiate an IDIQ contract for the Risk MAP Program, which is intended to be the successor to the FEMA Map Mod Program. The resultant performance-based contract is currently expected to have a five-year term with a maximum contract value of up to $600 million. This contract has not been included in our backlog as of December 31, 2008.

Energy

In the Energy segment, our managed services contracts typically have one to five-year terms and up to ninety-day cancellation provisions. Our labor services contracts in the Energy segment typically have one to three-year terms and up to thirty-day cancellation provisions. For these managed services and labor contracts, backlog includes our forecast of the next twelve months’ revenues based on existing contract terms and operating conditions. For our managed services contracts, fixed management fees related to the contract term beyond twelve months are not included in backlog. Backlog related to fixed-

price contracts within the Energy segment is based on the related contract value. On a periodic basis, backlog on fixed-price contracts is reduced as related revenue is recognized. Oil and gas industry merger, acquisition and divestiture transactions affecting our clients can result in increases and decreases in our Energy segment’s backlog.

The increase in Energy’s backlog for 2008 primarily resulted from the renewal of a contract in Nigeria, a new contract in Venezuela and increases related to our domestic off-shore labor clients in the Gulf of Mexico.

Liquidity and Capital Resources

We have three principal sources of liquidity to fund our operations: our existing cash and cash equivalents, cash generated by operations, and our available capacity under our Credit Agreement. In addition, certain customers may provide us with cash advances for use as working capital related to those customers’ contracts. At December 31, 2008 and 2007, we had $49.1 million and $22.1 million, respectively, of cash and cash equivalents and $114.2 million and $84.6 million in working capital, respectively. Our available capacity under our $60 million Credit Agreement, after consideration of outstanding letters of credit, was approximately $51.0 million (85% availability) and $49.3 million (82% availability) at December 31, 2008 and 2007, respectively. Our current ratios were 1.84 to 1 and 1.56 to 1 at December 31, 2008 and 2007, respectively.

Our cash flows are primarily impacted from period to period by fluctuations in working capital. Factors such as our contract mix, commercial terms, days sales outstanding (“DSO”) and delays in the start of projects may impact our working capital. In line with industry practice, we accumulate costs during a given month and then bill those costs in the following month for many of our contracts. While salary costs associated with the contracts are paid on a bi-weekly basis, certain subcontractor costs are generally not paid until we receive payment from our customers. As of December 31, 2008 and 2007, $17.6 million and $15.3 million, respectively, of our accounts payable balance comprised invoices with “pay-when-paid” terms. Due to the current economic recession, we anticipate that our customers’ inability to access capital could impact project activity in 2009 and may impact certain clients’ ability to compensate us for our services, most notably in our Energy segment. Those outcomes could have a significant impact on our cash flows and may impact our profitability in future periods.

Cash Provided by/Used in Operating Activities

Cash provided by operating activities was $32.2 million and $26.6 million for 2008 and 2007, respectively, and cash used in operating activities was $9.3 million for 2006.

Our cash provided by operating activities for 2008 resulted primarily from net income of $29.2 million, mainly as a result of our Engineering segment’s strong performance. This increase was partially offset by a decrease in our Energy segment’s accounts payable at December 31, 2008, which was due to a decrease in activity related to certain of our Energy segment’s managed services contracts. Net decreases in our Energy segment’s receivables and net unbilled revenues balances on these managed services contracts have not been as significant as the accounts payable decrease due, in part, to the liquidity issues experienced by one of our major managed services clients, which filed for Chapter 11 bankruptcy protection in November 2008. These liquidity issues have caused our receivables collections from this major client to cease on the prepetition receivables. (See related discussion in the “Commitments & Contingencies” note to our accompanying consolidated financial statements.) In addition, during 2008, we returned customer cash advances totaling $6.0 million to another Energy managed services client as a result of a reduction in related activity on that contract.

Our total days sales outstanding in receivables and unbilled revenues, net of billings in excess, increased on a consolidated basis from 84 days at year-end 2007 to 86 days at year-end 2008. This increase is driven mainly by the increase in receivables as a result of the previously mentioned bankruptcy of one of our Energy segment’s managed services clients as discussed in the “Commitments & Contingencies” note to our accompanying consolidated financial statements. Also unfavorably impacting DSO was the aforementioned repayment of a $6.0 million working capital advance to an Energy customer. Our consolidated DSO increase was partially offset by a decrease in our Engineering segment’s DSO.

Cash provided by operating activities for 2007 was driven partially by the increase in net income to $19.3 million, mainly as a result of our Engineering segment’s strong performance during the year. Our total DSO decreased in both segments and, on a consolidated basis, from 88 days at year-end 2006 to 84 days at year-end 2007. This 2007 improvement in DSO fueled an $11.1 million improvement in cash flow provided by operating activities from 2006. Our increase in accounts payable at December 31, 2007, which was primarily due to an increase in activity related to certain of our Energy segment’s managed services contracts compared to December 31, 2006, also served to strengthen our cash position from operating activities. As a result of a revenue increase of $13.6 million or 14% in our Engineering segment for the fourth quarter of 2007 compared to 2006, the Engineering segment’s combined accounts receivables and net unbilled revenues increased by $7.7 million or 8%. The Energy segment’s combined accounts receivables and net unbilled revenues increased by approximately $1.7 million or 2% at December 31, 2007 compared to December 31, 2006, due primarily to the aforementioned increase in Energy’s activity on managed services contracts.

Cash Used in Investing Activities

Cash used in investing activities was $5.3 million, $1.6 million, and $14.9 million in 2008, 2007 and 2006, respectively. The higher amount of cash used in investing activities for 2006 reflected the net cash paid for the acquisition of Buck totaling $11.2 million and capital expenditures of $3.8 million. Except for the acquisition of Buck in 2006, our cash used in investing activities related entirely to capital expenditures, with the majority of our 2008 additions pertaining to office equipment and leasehold improvements related to office openings or relocations, computer software purchases, and vehicles purchased for an Energy project in Nigeria. We also acquire various assets through operating leases, which reduce the level of capital expenditures that would otherwise be necessary to operate both segments of our business.

Cash Provided by/Used in Financing Activities

Cash provided by financing activities was nominal for 2008 and $18.4 million for 2006, while cash used in financing activities was $16.2 million for 2007.

The cash used in financing activities for 2007 reflects net repayments of borrowings totaling $11.0 million under our Credit Agreement as compared to net borrowings in 2006 totaling $11.0 million, for which the related proceeds were used to finance short-term working capital needs as well as to provide capital for the Buck acquisition. In addition, our book overdrafts decreased $6.0 million for 2007 as compared to an increase of $6.0 million for 2006. Proceeds from the exercise of stock options were $0.4 million, $1.4 million, and $2.0 million for 2008, 2007, and 2006, respectively. This was partially offset by payments on capital lease obligations totaling $0.3 million for 2008 and $0.6 million for both 2007 and 2006.

Credit Agreement

Our Credit Agreement is with a consortium of financial institutions and provides for a commitment of $60 million through October 1, 2011. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding standby letters of credit (“LOCs”) not to exceed $20.0 million. As of December 31, 2008 and December 31, 2007, there were no borrowings outstanding under the Credit Agreement and the outstanding LOCs were $9.0 million and $10.7 million, respectively.

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

Although only $9.0 million of our credit capacity was utilized under this facility as of December 31, 2008, in future periods we may leverage our Credit Agreement to facilitate our growth strategy, specifically utilizing our available credit to fund strategic acquisitions. The inability of one or more financial institutions in the consortium to meet its commitment under our Credit Agreement could impact that growth strategy. Currently, we believe that we will be able to readily access our Credit Agreement as necessary.

Financial Condition & Liquidity

At December 31, 2008, we had $49.1 million of cash and cash equivalents. In response to the recent turmoil in the financial services industry, our management determined that capital preservation is a critical factor in executing on our short-term and long-term strategies. As such, the determination was made to maintain the majority of our domestic cash balances in U.S. Treasury-backed money market funds. As the global credit markets stabilize, our management will consider transferring these funds into other short-term, highly liquid investments that might yield a higher return; however, we believe that this strategy to preserve our current cash position is the prudent course of action in the current environment. We principally maintain our cash and cash equivalents in accounts held by major banks and financial institutions. To date, none of these institutions in which we hold our cash and money market funds have gone into bankruptcy or been forced into receivership, or have been taken over by their governments. The majority of our funds are held in accounts in which the amounts on deposit are not covered by or exceed available insurance. Although there is no assurance that one or more institutions in which we hold our cash and cash equivalents will not fail, we currently believe that we will be able to readily access our funds when needed.

We plan to utilize our cash and borrowing capacity under the Credit Agreement for, among other things, short-term working capital needs, including the satisfaction of contractual obligations and payment of taxes, to fund capital expenditures, and to support strategic opportunities that management identifies. We continue to pursue growth in our core businesses, and are specifically seeking to expand our Engineering operations through organic growth and strategic acquisitions that align with our core competencies. We consider acquisitions, or related investments, for the purposes of geographic expansion and/or improving our market share as key components of our growth strategy and intend to use both existing cash and the Credit Agreement to fund such endeavors. We also periodically review our segments, and our service offerings within those segments, for financial performance and growth potential. As such, we may also consider streamlining our current organizational structure if we conclude that such actions would further increase our operating efficiency and strengthen our competitive position over the long term.

As part of our evaluation of strategic alternatives, we have engaged an investment banker to assist our Board of Directors in pursuing the sale of our Energy segment. This activity commenced during July 2007. Discussions with several potential buyers were in process during the second half of 2007; however, all substantive discussions related to a possible sale ceased during the first quarter of 2008 due to our Energy segment’s revenue-related restatement. In the third quarter of 2008, we resumed our evaluation of strategic alternatives, including consideration of a potential sale of the Energy segment. If we choose to consummate a sale of the Energy segment, any proceeds realized would be reinvested in our Engineering segment in order to continue to grow that business.

If we commit to funding future acquisitions, we may need to restructure our Credit Agreement, add a temporary credit facility, and/or pursue other financing vehicles in order to execute such transactions. In the current credit environment, if we would restructure our Credit Agreement or add a temporary credit facility with our existing bank group, it is possible that either action could unfavorably impact the pricing under our existing Credit Agreement. In addition, if we were to pursue other financing vehicles, it is likely that the pricing of such a credit vehicle would be higher than that currently available to us under the Credit Agreement. We may also explore issuing equity in the Company to fund some portion of an acquisition. We believe that the combination of our cash and cash equivalents, cash generated from operations and our existing Credit Agreement will be sufficient to meet our operating and capital expenditure requirements for the foreseeable future.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2008 are as follows:

		Payments Due by Period
(In millions)		Within 1	2-3	4-5	After 5
Contractual Obligations	Total	Year	Years	Years	Years

Operating lease obligations(1)	$57.6	$17.2	$21.0	$10.6	$8.8
Purchase obligations(2)	6.2	2.1	4.1	—	—
Other long-term liabilities(3)	1.3	—	0.2	—	1.1
Capital lease obligations(4)	0.7	0.3	0.4	—	—

Total contractual obligations	$65.8	$19.6	$25.7	$10.6	$9.9

(1)	We utilize operating leases to provide for use of certain assets in our daily business activities. This balance includes office space of $51.5 million, with the remaining balance relating to computers, computer-related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our consolidated balance sheets.

(2)	Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices, but do not appear as liabilities on our consolidated balance sheets. These obligations primarily relate to office equipment and maintenance obligations.

(3)	The majority of the $1.1 million balance for obligations after five years represents deferred compensation for our Board of Directors while the $0.2 million obligation within two to three years represents our liability for stock appreciation rights.

(4)	Capital leases include computers, computer-related equipment and vehicles.

Liabilities totaling $2.7 million at December 31, 2008 recorded under Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,” are excluded from the above table due to the inability to make a reliable estimate of the period of any future cash settlement.

		Amount of Commitment Expiration per Period
(In millions)		Within 1	2-3	4-5	After 5
Off-Balance Sheet Arrangements	Total	Year	Years	Years	Years

Standby letters of credit	$9.0	$—	$9.0	$—	$—
Performance and payment bonds	13.4	1.7	5.3	0.7	5.7

Total commercial commitments	$22.4	$1.7	$14.3	$0.7	$5.7

Our banks issue standby letters of credit on our behalf under the aforementioned Credit Agreement. As of December 31, 2008, the majority of our outstanding LOCs were issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of our self-insurance programs. These LOCs may be drawn upon in the event that we do not reimburse the insurance companies for claims payments made on our behalf. Such LOCs renew automatically on an annual basis unless either the LOC is returned to the bank by the beneficiaries or our banks elect not to renew them.

Bonds are provided on our behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from our insurance carriers in the event that we do not perform under the project or if subcontractors are not paid. We do not expect any amounts to be paid under our outstanding bonds at December 31, 2008. In addition, we believe that our bonding lines will be sufficient to meet our bid and performance bonding needs for at least the next year.

Critical Accounting Estimates

We have identified the following critical accounting estimates as those that are most important to the portrayal of our results of operations and financial condition, and which require management’s most difficult, subjective or complex judgments and estimates.

Project Cost Estimates to Complete.  We utilize the percentage-of-completion method of accounting for the majority of our contracts in our Engineering segment. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project’s percentage of completion to date, adding labor costs, subcontractor costs and other direct costs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project’s percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active Engineering projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. The percentage-of-completion method is also used to account for certain construction-type contracts in our Energy segment. We have a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2008, we do not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

Revenue Recognition.  As referenced above, we recognize revenue under the percentage-of-completion method for the majority of our Engineering segment contracts in accordance with AICPA Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Under certain circumstances, we may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management’s ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $2.5 million and $1.5 million as of December 31, 2008 and 2007, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable.

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

Income and Other Taxes.  We account for income taxes in accordance with Statement of Financial Accounting Standards No. (“SFAS”) 109, “Accounting for Income Taxes.” We record our annual current tax provision based upon our book income plus or minus any permanent and temporary differences multiplied by the statutory rate in the appropriate jurisdictions where we operate. In certain foreign jurisdictions where we operate, income tax is based on a deemed profit methodology. The calculation of our annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause our recorded tax liability to differ from the actual amount due.

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

Goodwill.  During the second quarter of each year and in certain other circumstances, we perform a valuation of the goodwill associated with our operating segments. To the extent that the fair value of the business, including the goodwill, is less than the recorded value, we would write down the value of the goodwill. The valuation of the goodwill is affected by, among other things, our business plans for the future and estimated results of future operations. Changes in our business plans and/or in future operating results may have an impact on the valuation of the assets and therefore could result in our recording a related impairment charge.

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

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, FASB Staff Position No. (“FSP”) 157-2 was issued, which defers the effective date of SFAS 157 for nonfinancial assets and liabilities to the first interim period in fiscal years beginning after November 15, 2008. We adopted the provisions of SFAS 157 on January 1, 2009 and it did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (Revised 2007), “Business Combinations.” SFAS 141(R) significantly changes the accounting for business combinations. Under SFAS 141(R), an acquiring entity is required to recognize, with limited exceptions, all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. SFAS 141(R) changes the accounting treatment for certain specific acquisition related items including, among other items: (1) expensing acquisition related costs as incurred, (2) valuing noncontrolling interests at fair value at the acquisition date, and (3) expensing restructuring costs associated with an acquired business. SFAS 141(R) also includes a substantial number of new disclosure requirements. We adopted the provisions of SFAS 141(R) on January 1, 2009. As the provisions of SFAS No. 141(R) are applied prospectively to business combinations for which the acquisition date occurs after January 1, 2009, the full impact to us, while expected to be material, will be dependent upon any individual transactions consummated.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires that both amounts are disclosed on the face of the Consolidated Statement of Income. We adopted the provisions of SFAS 160 on January 1, 2009 and it had a minimal impact on our consolidated financial statements as of the date of adoption; however, we anticipate that it could have a more significant impact on our financial statements in future periods.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended December 31,
(In thousands, except per share amounts)	2008	2007	2006

Revenues	$699,395	$726,965	$646,668
Cost of work performed	585,738	626,469	560,638

Gross profit	113,657	100,496	86,030
Selling, general and administrative expenses	70,217	69,121	69,824

Income from operations	43,440	31,375	16,206
Other income/(expense):
Equity income from unconsolidated subsidiaries	3,359	2,669	1,253
Interest income	765	454	467
Interest expense	(71)	(412)	(978)
Reductions/(expense) for interest on unpaid taxes, net	1,611	(761)	964
Other, net	1,297	400	417

Income before income taxes	50,401	33,725	18,329
Provision for income taxes	21,247	14,385	7,997

Net income	29,154	19,340	10,332

Other comprehensive (loss)/income — Foreign currency translation adjustments, net of benefit of $225 for 2008 and tax of $51 for 2007 and $75 for 2006	(2,661)	255	545

Comprehensive income	$26,493	$19,595	$10,877

Basic earnings per share	$3.31	$2.21	$1.21
Diluted earnings per share	$3.28	$2.18	$1.19

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(In thousands, except share amounts)	2008	2007

ASSETS
Current Assets
Cash and cash equivalents	$49,050	$22,052
Receivables, net of allowances of $2,765 and $1,463, respectively(1)	113,676	109,453
Unbilled revenues on contracts in progress	70,455	88,214
Prepaid expenses and other	16,756	14,718

Total current assets	249,937	234,437

Property, Plant and Equipment, net	16,671	16,776
Other Long-term Assets
Goodwill	17,092	17,092
Other intangible assets, net	162	275
Deferred tax asset	1,209	471
Other long-term assets	6,991	7,299

Total other long-term assets	25,454	25,137

Total assets	$292,062	$276,350

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities
Accounts payable	$42,421	$55,940
Accrued employee compensation	35,530	26,431
Accrued insurance	11,632	15,543
Billings in excess of revenues on contracts in progress	17,449	15,771
Deferred income tax liability	9,923	15,738
Income taxes payable	4,946	2,600
Other accrued expenses	13,827	17,785

Total current liabilities	135,728	149,808

Long-term Liabilities
Deferred income tax liability	7,121	5,285
Other long-term liabilities	6,569	6,200

Total liabilities	149,418	161,293

Shareholders’ Investment
Common Stock, par value $1, authorized 44,000,000 shares, issued 9,350,835 and 9,305,778, respectively	9,351	9,306
Additional paid-in capital	48,405	47,356
Retained earnings	92,214	63,060
Accumulated other comprehensive (loss)/income	(2,565)	96
Less — 495,537 shares of Common Stock in treasury, at cost, for both periods presented	(4,761)	(4,761)

Total shareholders’ investment	142,644	115,057

Total liabilities and shareholders’ investment	$292,062	$276,350

(1)	See the related disclosure under the “Credit Risk” caption in the “Commitments and Contingencies” note.

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(In thousands)	2008	2007	2006

Cash Flows from Operating Activities
Net income	$29,154	$19,340	$10,332
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	5,650	5,739	5,970
Stock-based compensation expense	772	436	271
Tax benefit of stock compensation	117	975	673
Excess tax benefits from stock-based compensation	(17)	(26)	(48)
Deferred income tax (benefit)/expense	(4,680)	3	6,566
Equity affiliates’ earnings	(3,359)	(2,664)	(1,250)
Equity affiliates’ dividends received	2,700	2,328	598
Loss on disposal of fixed assets	387	403	207
Changes in assets and liabilities:
Increase in receivables	(4,223)	(11,638)	(15,712)
Decrease/(increase) in unbilled revenues and billings in excess, net	19,437	2,856	(4,199)
(Increase)/decrease in other net assets	(3,766)	282	(8,213)
(Decrease)/increase in accounts payable	(13,583)	6,937	2,266
Increase/(decrease) in accrued expenses	3,639	1,664	(6,804)

Total adjustments	3,074	7,295	(19,675)

Net cash provided by/(used in) operating activities	32,228	26,635	(9,343)

Cash Flows from Investing Activities
Additions to property, plant and equipment	(5,285)	(1,560)	(3,763)
Acquisition of Buck Engineering, PC, net of cash acquired	—	—	(11,170)

Net cash used in investing activities	(5,285)	(1,560)	(14,933)

Cash Flows from Financing Activities
(Payments on)/borrowings of long-term debt, net	—	(11,038)	11,038
(Decrease)/increase in book overdrafts	—	(5,989)	5,989
Proceeds from exercise of stock options	366	1,381	1,974
Payments on capital lease obligations	(328)	(585)	(632)
Excess tax benefits from stock-based compensation	17	26	48

Net cash provided by/(used in) financing activities	55	(16,205)	18,417

Net increase/(decrease) in cash and cash equivalents	26,998	8,870	(5,859)
Cash and cash equivalents, beginning of year	22,052	13,182	19,041

Cash and cash equivalents, end of year	$49,050	$22,052	$13,182

Supplemental Disclosures of Cash Flow Data
Interest paid	$199	$349	$763
Income taxes paid	$21,098	$14,490	$12,225
Supplemental Non-Cash Investing and Financing Activities
Assets acquired through capital lease obligations	$562	$7	$554
Assets acquired on credit	$106	$42	$222

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT

							Accumulated
	Common stock,				Additional		Other	Total
	Par Value $1		Treasury		Paid-in	Retained	Comprehensive	Shareholders’
(In thousands)	Shares	Amount	Shares	Amount	Capital	Earnings	(Loss)/Income	Investment

Balance, January 1, 2006	8,985	$8,985	(496)	$(4,761)	$41,965	$34,339	$(704)	$79,824

Net income	—	—	—	—	—	10,332	—	10,332
Stock options exercised	198	198	—	—	1,776	—	—	1,974
Tax benefit of stock compensation	—	—	—	—	673	—	—	673
Restricted stock issued	11	11	—	—	(9)	—	—	2
Amortization of restricted stock	—	—	—	—	141	—	—	141
Options granted	—	—	—	—	130	—	—	130
Other comprehensive income, net of tax: Foreign currency translation adjustments	—	—	—	—	—	—	545	545

Balance, December 31, 2006	9,194	9,194	(496)	(4,761)	44,676	44,671	(159)	93,621

Net income	—	—	—	—	—	19,340	—	19,340
Impact of adopting FIN 48	—	—	—	—	—	(951)	—	(951)
Stock options exercised	101	101	—	—	1,280	—	—	1,381
Tax benefit of stock compensation	—	—	—	—	975	—	—	975
Restricted stock issued	11	11	—	—	(11)	—	—	—
Amortization of restricted stock	—	—	—	—	252	—	—	252
Options granted	—	—	—	—	184	—	—	184
Other comprehensive income, net of tax: Foreign currency translation adjustments	—	—	—	—	—	—	255	255

Balance, December 31, 2007	9,306	9,306	(496)	(4,761)	47,356	63,060	96	115,057

Net income	—	—	—	—	—	29,154	—	29,154
Stock options exercised	33	33	—	—	333	—	—	366
Tax benefit of stock compensation	—	—	—	—	117	—	—	117
Restricted stock issued	12	12	—	—	(12)	—	—	—
Amortization of restricted stock	—	—	—	—	324	—	—	324
Options granted	—	—	—	—	287	—	—	287
Other comprehensive loss, net of benefit: Foreign currency translation adjustments	—	—	—	—	—	—	(2,661)	(2,661)

Balance, December 31, 2008	9,351	$9,351	(496)	$(4,761)	$48,405	$92,214	$(2,565)	$142,644

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

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

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, jointly-owned subsidiaries over which it exercises control and entities for which it has been determined to be the primary beneficiary under Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46(R), “Consolidation of Variable Interest Entities.” Minority interest amounts relating to the Company’s less-than-wholly-owned consolidated subsidiaries are included within the “Other, net” caption in its Consolidated Statements of Income and within the “Other long-term liabilities” caption in its Consolidated Balance Sheets. Investments in non-consolidated affiliates, including joint ventures, over which the Company exercises significant influence, are accounted for under the equity method. The Company may render services to certain of its joint ventures. The Company records revenue in the period in which such services are provided. Investments in non-consolidated affiliates in which the Company owns less than 20% are accounted for under the cost method. All intercompany balances and transactions have been eliminated in consolidation.

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

Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either the Company or its customer may initiate change orders, which may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and the period of completion of the work.

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

In accordance with Emerging Issues Task Force (“EITF”) 99-19, the Company assesses the indicators provided in EITF 99-19 based upon the terms of its contracts and determines whether the Company will report its revenues and related costs on a gross or net basis.

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using such estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes various other estimates, including but not limited to recording profit incentives and/or award fee revenues under its contracts, assessment of its exposure to insurance claims that fall below policy deductibles, determination of its liabilities for incurred-but-not-reported insurance claims, incentive compensation and income tax expense, and to assess its litigation, other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the consolidated financial statements of the period in which the changes become evident.

The Company self-insures certain risks, including certain employee health benefits, professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported and unreported claims and is based on estimates of loss using assumptions made by management, including the consideration of actuarial projections. These estimates of loss are derived from computations which combine loss history and actuarial methods in the determination of the liability. Actual losses may vary from the amounts estimated via actuarial or management’s projections. Any increases or decreases in loss amounts estimated are recognized in the period in which the actual loss is determined.

Income Taxes

The Company accounts for income taxes in accordance with SFAS 109. The Company records its annual current tax provision based upon its book income, plus or minus any permanent and temporary differences, multiplied by the statutory rate in the majority of the jurisdictions where it operates. In certain foreign jurisdictions where it operates, income tax is based on a deemed profit methodology. The calculation of the Company’s annual tax provision may require interpreting tax laws and regulations and from time to time results in the use of judgments or estimates which could cause its recorded tax liability to differ from the actual amount due.

The Company recognizes current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. It also recognizes deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences, net operating losses, undistributed foreign earnings, and various credits and carryforwards. The Company’s current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where it operates. The Company does not consider the effects of future changes in tax laws or rates in the current period. The

Company analyzes its deferred tax assets and places valuation allowances on those assets if it does not expect the realization of these assets to be more likely than not.

Penalties estimated for underpaid income taxes are included in selling, general and administrative expenses in the Company’s Consolidated Statements of Income. Interest associated with underpaid income taxes and related adjustments are included in the “Reductions/(expense) for interest on unpaid taxes, net” caption in the Company’s Consolidated Statements of Income.

Foreign Currency Translation

Most of the Company’s foreign subsidiaries utilize the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries are translated to U.S. Dollars at exchange rates in effect at the balance sheet date, whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ investment. The Company also has foreign subsidiaries for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for these subsidiaries are included in the Company’s Consolidated Statements of Income.

Other Comprehensive (Loss)/Income

The only component of the Company’s accumulated other comprehensive (loss)/income balance related to foreign currency translation adjustments for 2008, 2007 and 2006.

Fair Value of Financial Instruments

The fair value of financial instruments classified as cash and cash equivalents, receivables, unbilled revenues, accounts payable, capital lease obligations and other liabilities approximates carrying value due to the short-term nature or the relative liquidity of the instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit, U.S. Treasury-backed money market funds, or other similar, highly liquid investments with remaining maturities of less than 90 days at the time of purchase. The majority of the Company’s funds were held in U.S. Treasury-backed money market funds as of December 31, 2008.

Concentrations of Credit Risk and Allowance for Doubtful Accounts

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables and related unbilled revenues. The Company’s cash and cash equivalents are deposited in various high-credit-quality financial institutions. The majority of such deposits are not covered by or are in excess of the Federal Deposit Insurance Corporation limits.

The Company reduces accounts receivable by estimating an allowance for amounts that are expected to become uncollectible in the future. Management determines the estimated allowance for doubtful accounts based on its evaluation of collection efforts, the financial condition of the Company’s clients, which may be dependent on the type of client and current economic conditions to which the client may be subject, and other considerations. Although the Company has a diversified client base, a substantial portion of the Company’s receivables and net unbilled revenues on contracts in progress reflected in its Consolidated Balance Sheets are due from U.S. federal and state governments. Contracts and subcontracts with the U.S. federal and state governments usually contain standard provisions for permitting the government to modify, curtail or terminate the contract for convenience of the government if program requirements or budgetary constraints change. Upon such a termination, the Company is generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination, which significantly reduces the Company’s credit risk with these types of clients.

Goodwill and Intangible Assets

The Company may record goodwill and other intangible assets in connection with business combinations which are accounted for using the purchase method of accounting. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized in accordance with SFAS 142, “Goodwill and Other Intangible Assets.” The Company’s goodwill balance for each reporting unit, as defined by SFAS 142, is evaluated for potential impairment during the second quarter of each year and in certain other circumstances. Reporting units for purposes of this test are identical to the Company’s operating segments, which are further discussed in the “Business Segments” note. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, the Company utilizes both the “Income Approach,” which is based on estimates of future net cash flows and the “Market Approach,” which observes transactional evidence involving similar businesses. Intangible assets are stated at the fair value as of the date acquired in a business combination. Amortization of finite-lived intangible assets is provided on a straight-line basis over the estimated useful lives of the assets.

Property, Plant and Equipment

All additions, including improvements to existing facilities, are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives typically are 40 years on buildings, 3 to 10 years on furniture, fixtures and office equipment, 3 years on field equipment and vehicles, and 3 to 7 years on computer hardware and software. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Upon the disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in income in the year of disposition.

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

Leases

The Company leases office space with lease terms ranging from 1 to 10 years. These lease agreements typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, the Company records allowances as a deferred rent liability in its Consolidated Balance Sheets. These amounts are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvements on a straight-line basis over the shorter of the useful life or original lease term, exclusive of the renewal period. When a renewal occurs, the Company records rent expense over the new term. The Company expenses any rent costs incurred during the period of time it performs construction activities on newly leased property.

The Company leases computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 7 years. Before entering into a lease, an analysis is performed to determine whether a lease should be classified as a capital or an operating lease according to SFAS 13, “Accounting for Leases.”

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

SFAS 123 (Revised 2004), “Share-Based Payment” requires that all stock-based compensation be measured at the fair value of the award and be recognized as an expense in the Company’s results of operations. These expenses are recognized as a component of the Company’s selling, general and administrative costs, as these costs relate to options issued to non-employee directors of the Company. SFAS 123(R) also requires that excess tax benefits related to stock-based compensation be reflected as financing cash inflows instead of operating cash inflows.

Reclassifications

Certain reclassifications have been made to prior years’ Consolidated Balance Sheet and Consolidated Statements of Cash Flows in order to conform to the current year presentation. A balance of $471,000 was reclassified from the “Other long-term assets” to the “Deferred tax assets” caption in the Company’s Consolidated Balance Sheet as of December 31, 2007. In addition, amounts attributable to the “Equity affiliates’ earnings” and “Equity affiliates’ dividends received” captions were reflected as separate line items in the Company’s Consolidated Statements of Cash Flows in the current year. In the 2007 and 2006 consolidated financial statements, these amounts were previously reflected in the “Equity affiliates’ earnings, net of dividends” caption in the Company’s Consolidated Statements of Cash Flows.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, FASB Staff Position No. (“FSP”) 157-2 was issued, which defers the effective date of SFAS 157 for nonfinancial assets and liabilities to the first interim period in fiscal years beginning after November 15, 2008. The Company adopted the provisions of SFAS 157 on January 1, 2009 and it did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS 141 (Revised 2007), “Business Combinations.” SFAS 141(R) significantly changes the accounting for business combinations. Under SFAS 141(R), an acquiring entity is required to recognize, with limited exceptions, all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. SFAS 141(R) changes the accounting treatment for certain specific acquisition related items including, among other items: (1) expensing acquisition related costs as incurred, (2) valuing noncontrolling interests at fair value at the acquisition date, and (3) expensing restructuring costs associated with an acquired business. SFAS 141(R) also includes a substantial number of new disclosure requirements. The Company adopted the provisions of SFAS 141(R) on January 1, 2009. As the provisions of SFAS No. 141(R) are applied prospectively to business combinations for which the acquisition date occurs after January 1, 2009, the full impact to the Company, while expected to be material, will be dependent upon any individual transactions consummated.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separate from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires that both amounts are disclosed on the face of the Consolidated Statement of Income. The Company adopted the provisions of SFAS 160 on January 1, 2009 and it had a minimal impact on the Company’s consolidated financial statements as of the date of adoption; however, the Company anticipates that it could have a more significant impact on the Company’s financial statements in future periods.

4.	INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

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

The majority of the Company’s unconsolidated joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company’s own employees render services that are billed to the joint venture, which are then billed to a third-party customer by the joint venture. These joint ventures function as pass-through entities to bill the third-party customer. The Company includes revenues related to the services performed for these joint ventures and the costs associated with these services in its results of operations. The Company also has unconsolidated joint ventures that have their own employees and operating expenses and to which the Company generally makes a capital contribution. The Company accounts for its investments in unconsolidated joint ventures using the equity method. The Company includes equity income from unconsolidated joint ventures as a component of non-operating income in its Consolidated Statements of Income as the majority of this equity income is derived from entities taxed as partnerships.

5.	BUSINESS SEGMENTS

The Company’s Engineering and Energy business segments reflect how executive management makes resource decisions and assesses its performance. Each segment operates under a separate management group and produces discrete financial information which is reviewed by management. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies.

Engineering.  The Engineering segment provides a variety of design and related consulting services. Such services include program management, design-build, construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis, and regulatory compliance.

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

The Company evaluates the performance of its segments primarily based on income from operations before Corporate overhead allocations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology, communications and other Corporate functions, and is allocated between the Engineering and Energy segments based on a three-part formula comprising revenues, assets and payroll, or based on beneficial or causal relationships. The following tables reflect disclosures for the Company’s business segments (in millions):

	For the Year Ended December 31,
	2008	2007	2006

Revenues
Engineering	$455.9	$401.5	$380.1
Energy	243.5	325.5	266.6

Total revenues	$699.4	$727.0	$646.7

Income from operations before Corporate overhead
Engineering	$51.1	$46.2	$30.1
Energy	10.3	6.2	10.2

Total segment income from operations before Corporate overhead	61.4	52.4	40.3

Less: Corporate overhead
Engineering	(13.6)	(14.0)	(16.5)
Energy	(5.2)	(5.3)	(6.2)

Total Corporate overhead	(18.8)	(19.3)	(22.7)

Total income/(loss) from operations
Engineering	37.5	32.2	13.6
Energy	5.1	0.9	4.0
Other Corporate income/(expense)	0.8	(1.7)	(1.4)

Total income from operations	$43.4	$31.4	$16.2

Depreciation and amortization expense:
Engineering	$2.5	$2.5	$2.6
Energy	0.7	0.7	1.1
Corporate	2.5	2.5	2.3

Total	$5.7	$5.7	$6.0

Capital expenditures:
Engineering	$3.5	$0.9	$3.3
Energy	1.8	0.4	0.7
Corporate	0.6	0.1	1.1

Total	$5.9	$1.4	$5.1

	As of December 31,
	2008	2007

Segment assets:
Engineering	$148.0	$138.2
Energy	94.5	112.7
Corporate	49.6	25.5

Total	$292.1	$276.4

	As of December 31,
	2008	2007

Equity investments in unconsolidated subsidiaries:
Engineering	$1.9	$1.5
Energy	1.4	1.0

Total	$3.3	$2.5

	For the Year Ended December 31,
	2008	2007	2006

Income from unconsolidated subsidiaries:
Engineering	$3.1	$2.2	$1.0
Energy	0.3	0.5	0.3

Total	$3.4	$2.7	$1.3

The Company has determined that interest expense, interest income and intersegment revenues, by segment, are immaterial for further disclosure in these consolidated financial statements. Reductions/ (expense) related to interest on unpaid taxes, net, which related almost entirely to the Energy segment, was $1.6 million, $(0.8) million and $1.0 million for 2008, 2007 and 2006, respectively.

The Company’s enterprise-wide disclosures are as follows (in millions):

	For the Year Ended December 31,
	2008	2007	2006

Revenues by geographic origin:
Domestic	$597.0	$649.3	$561.0
Foreign(1)	102.4	77.7	85.7

Total	$699.4	$727.0	$646.7

(1)	The Company defines foreign contract revenue as work performed outside the U.S. irrespective of the client’s U.S. or non-U.S. ownership.

Revenues by principal markets:
United States government	34%	27%	27%
Various state governmental and quasi-government agencies	25%	22%	23%
Commercial, industrial and private clients	41%	51%	50%

In the Engineering segment, one customer, the Federal Emergency Management Agency (“FEMA”), accounted for approximately 13%, 14% and 15% of the Company’s total revenues in 2008, 2007 and 2006, respectively. The Company’s long-lived assets are principally held in the U.S.

6.	CONTRACTS

Revenues and billings to date on contracts in progress were as follows (in millions):

	As of December 31,
	2008	2007

Revenues	$2,915	$3,582
Billings	(2,862)	(3,510)

Net unbilled revenue	$53	$72

A portion of the trade receivable balances totaling $5,712,000 and $5,160,000 at December 31, 2008 and 2007, respectively, relates to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management’s estimates, $4,715,000 and $2,346,000 of these retention balances at December 31, 2008 and 2007, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the “Receivables, net” balances. The remaining retention balances are reflected as “Other long-term assets” in the Company’s Consolidated Balance Sheets.

Internationally, the Company conducts business in certain countries where the local political environment subjects the Company’s related trade receivables, due from subsidiaries of major oil companies, to lengthy collection delays. Based upon past experience with these clients, after giving effect to the Company’s related allowance for doubtful accounts balance at December 31, 2008, management believes that these receivable balances will be fully collectible within one year.

Under certain circumstances, the Company may agree to provide new or additional engineering services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. Under this policy, the Company had not recognized potential future revenues estimated at $2.5 million and $1.5 million as of December 31, 2008 and 2007, respectively, for which the related costs had already been expensed as of these dates.

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

7.	INCOME TAXES

The components of income before income taxes are as follows (in thousands):

	For the Year Ended December 31,
	2008	2007	2006

Domestic	$42,820	$31,237	$12,646
Foreign	7,581	2,488	5,683

Total	$50,401	$33,725	$18,329

The income tax provision consists of the following (in thousands):

	For the Year Ended December 31,
	2008	2007	2006

Current income tax provision/(benefit):
U.S. federal*	$20,991	$11,708	$(3,144)
Foreign	2,367	1,954	3,419
State	2,569	720	1,156

Total current income tax provision	25,927	14,382	1,431

Deferred income tax (benefit)/provision:
U.S. federal*	(3,850)	(195)	7,126
Foreign	(32)	(445)	(101)
State	(798)	643	(459)

Total deferred income tax (benefit)/provision	(4,680)	3	6,566

Total income tax provision	$21,247	$14,385	$7,997

*	Includes U.S. taxes related to foreign income.

Effective January 1, 2007, the Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” As a result of this adoption, the Company recorded a reserve for uncertain tax positions totaling approximately $1.7 million and reduced its opening retained earnings balance by $1.0 million as of January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	As of December 31,
	2008	2007

Unrecognized tax benefits:
Beginning of the year	$1,909	$1,656
Additions based on tax positions related to the current year	224	197
Additions for tax positions of prior years	352	511
Reductions for tax positions of prior years	(6)	(455)
Settlements with taxing authorities	(333)	—
Lapses of statutes of limitations	(273)	—

End of the year	$1,873	$1,909

Per the table above, the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate, totaled $1.5 million as of December 31, 2008. The Company recognizes interest and penalties related to uncertain income tax positions in interest expense and selling, general, and administrative expenses, respectively, in its consolidated statements of income. During 2008, the Company recognized an immaterial amount of interest expense and penalty reversals relating to uncertain tax positions. As a comparison, during 2007, the Company recognized interest and penalty expense totaling $0.8 million. The Company also had approximately $1.3 million accrued for potential payment of interest and penalties at both December 31, 2008 and December 31, 2007. The Company does not expect the reserve for unrecognized tax benefits to increase or decrease significantly within the next twelve months.

As a result of additional tax deductions related to vested restricted stock awards and stock option exercises, tax benefits have been recognized as contributed capital for the years ended December 31, 2008, 2007 and 2006 in the amounts of $0.1 million, $1.0 million and $0.7 million, respectively.

The following is a reconciliation of income taxes computed at the federal statutory rate to income tax expense recorded (in thousands):

	For the Year Ended December 31,
	2008	2007	2006

Computed income taxes at U.S. federal statutory rate	$17,641	$11,804	$6,415
Deferred tax on foreign earnings not indefinitely reinvested	2,956	1,093	545
State income taxes, net of federal income tax benefit	1,041	782	365
Taxes on foreign income and losses	365	574	77
Tax (benefit)/expense on foreign deemed profits	(684)	64	1,252
Permanent differences	143	155	400
Change in reserves	(49)	(20)	(177)
IRS refund claims, net	—	—	(801)
Other	(166)	(67)	(79)

Total income tax provision	$21,247	$14,385	$7,997

The components of the Company’s deferred income tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2008	2007

Deferred income tax assets:
Accruals not currently deductible for tax purposes	$8,578	$7,608
Billings in excess of revenues	6,624	6,107
Tax loss carryforwards	6,495	7,089
Fixed and intangible assets	91	285
All other items	457	781

Gross deferred tax assets	22,245	21,870

Valuation allowance for deferred tax assets	(5,085)	(6,245)

Net deferred tax assets	17,160	15,625

Deferred income tax liabilities:
Unbilled revenues	(23,877)	(29,693)
Undistributed foreign earnings	(6,163)	(3,275)
Fixed and intangible assets	(2,766)	(2,793)
All other items	(14)	(386)

Gross deferred tax liabilities	(32,820)	(36,147)

Net deferred tax liabilities	$(15,660)	$(20,522)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2008. The Company has provided valuation allowances against gross deferred tax assets related primarily to state and foreign net operating losses as it has concluded that it is not more likely than not that these benefits will be realized. The amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced. Deferred tax assets totaling $1.4 million and $0.5 million are included within the Company’s Consolidated Balance Sheets as of December 31, 2008 and 2007, respectively. Of these deferred tax assets, included within the caption “Prepaid expenses and other” within the Company’s Consolidated Balance Sheet are $0.2 million and a nominal amount of current deferred tax assets at December 31, 2008 and 2007, respectively.

The Company has gross state net operating loss (“NOL”) carryforwards totaling $62.0 million resulting in net state tax effected NOL’s of $5.3 million, which expire from 2010 to 2027. A net state valuation allowance of $4.0 million has been established for these deferred tax assets. In addition, certain of the Company’s foreign subsidiaries have gross NOL carryforwards totaling $10.3 million, which expire in varying amounts starting in 2010; some of these have no expiration dates. A gross valuation allowance of $8.0 million has been established for these foreign NOL carryforwards.

During 2005, the Company made a decision to indefinitely reinvest all earnings from the Company’s Venezuelan subsidiary. As of December 31, 2008, the cumulative amount of foreign undistributed net earnings related to the Company’s Venezuelan subsidiary, for which no deferred taxes have been provided, was $1.5 million.

The Company has certain other non-U.S. subsidiaries for which U.S. taxes have been provided to the extent that a U.S. tax liability could arise upon any remittance of earnings from the non-U.S. subsidiaries. As of December 31, 2008, the Company provided $6.2 million of U.S. taxes attributable to the undistributed earnings of non-U.S. subsidiaries. Upon any actual remittance of such earnings, certain countries may impose withholding taxes that, subject to certain limitations, would then be available for use as credits against any U.S. tax liability in that period.

The IRS completed its examinations of the Company’s 2004 and 2005 U.S. income tax returns in 2007, which resulted in a reduction to the Company’s net operating loss carry-forward of $0.5 million. The Company is subject to audit for the 2005, 2006 and 2007 tax years in the majority of the states in which the Company operates. The Company is also subject to audits in various foreign jurisdictions for tax years ranging from 1996 to the present. Management believes that adequate provisions have been made for income taxes at December 31, 2008.

8.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

	As of December 31,
	2008	2007

Goodwill:
Engineering	$9,627	$9,627
Energy	7,465	7,465

Total goodwill	17,092	17,092

Other intangible assets, net of accumulated amortization of $2,687 and $2,574, respectively	162	275

Goodwill and other intangible assets, net	$17,254	$17,367

There was no change in the carrying amount of goodwill attributable to each business segment for the years ended December 31, 2008 and 2007.

Under SFAS 142, the Company’s goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. The Company evaluates the carrying value of its goodwill annually during the second quarter. No goodwill impairment charges were required in connection with the Company’s annual evaluations for 2008, 2007 or 2006.

As of December 31, 2008, the Company’s other intangible assets balance comprises a non-compete agreement (totaling $2.0 million, which is fully amortized) from a previous Energy acquisition, as well as intangibles primarily related to the Company’s 2006 acquisition of Buck Engineering, P.C. (“Buck”) (totaling $849,000 with accumulated amortization of $687,000 as of December 31, 2008). These identifiable intangible assets with finite lives are being amortized over their estimated useful lives. Substantially all of these intangible assets will be fully amortized over the next four years. Amortization expense recorded on the other intangible assets balance was $113,000 for 2008, $208,000 for 2007 and $556,000 for 2006.

Estimated future amortization expense for other intangible assets as of December 31, 2008 is as follows (in thousands):

For the Year Ending December 31,

2009	$86
2010	40
2011	34
2012	2

Total	$162

9.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	As of December 31,
	2008	2007

Land	$486	$486
Buildings and improvements	5,892	5,608
Furniture, fixtures, and office equipment	12,146	10,687
Equipment and vehicles	2,818	2,226
Computer hardware	3,754	4,614
Computer software	19,265	17,769
Leasehold improvements	5,766	5,601
Equipment and vehicles under capital lease	1,460	1,712

Total, at cost	51,587	48,703
Less — Accumulated depreciation and amortization	(34,916)	(31,927)

Net property, plant and equipment	$16,671	$16,776

Depreciation expense was $5,265,000, $5,004,000 and $4,792,000 for the years ended December 31, 2008, 2007 and 2006, respectively. The majority of the Company’s vehicles are leased and are accounted for as operating leases; however, certain of these vehicle leases are accounted for as capital leases. Assets under capital lease in the above table primarily represent vehicles and computer equipment leased by the Company. These assets are being amortized over the shorter of the lease term or the estimated useful life of the assets. Amortization expense related to capital leases was $272,000, $527,000 and $622,000 for the years 2008, 2007 and 2006, respectively. As of December 31, 2008 and 2007, the Company had recorded $739,000 and $1,133,000, respectively, in accumulated amortization for assets under capital lease.

10.	COMMITMENTS & CONTINGENCIES

Commitments

At December 31, 2008, the Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company’s business in the normal course. The Company’s outstanding guarantees at December 31, 2008 were as follows (in millions):

Maximum Undiscounted
Future Payments

Standby letters of credit*:
Insurance related	$8.9
Other	0.1
Performance and payment bonds*	$13.4

*	These instruments require no associated liability on the Company’s Consolidated Balance Sheet.

The Company’s banks issue standby letters of credit (“LOCs”) on the Company’s behalf under the Unsecured Credit Agreement (the “Credit Agreement”) as discussed more fully in the “Long-term Debt and Borrowing Agreements” note. As of December 31, 2008, the majority of the balance of the Company’s outstanding LOCs was issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of the Company’s self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on its behalf. These LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiaries or the banks elect not to renew them.

Bonds are provided on the Company’s behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from the Company’s insurance carriers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not expect any amounts to be paid under its outstanding bonds at December 31, 2008. In addition, the Company believes that its bonding lines will be sufficient to meet its bid and performance bonding needs for at least the next year.

Contingencies

Credit Risk.  On November 10, 2008, Storm Cat Energy (“Storm Cat”), an Energy segment client previously identified as experiencing liquidity problems, filed for Chapter 11 bankruptcy protection. Shortly before the bankruptcy filing, on October 29, 2008, in an effort to assist Storm Cat through its liquidity issues and protect the Company’s interests, the Company amended its ongoing contract with Storm Cat to provide for (i) the payment to the Company of $1.3 million of outstanding Storm Cat receivables and prepayment for future services under the contract, (ii) the conversion of remaining receivables (plus additional charges that may accrue) equal to $7.6 million as of November 10, 2008 into an unsecured promissory note at 6% interest to mature on April 30, 2009, and (iii) the subordination of the Company’s liens to those of the principal lenders provided that the monthly payments remain current. As a result of the bankruptcy, the promissory note was never executed, although the Company received the $1.3 million payment and has received prepayments for the work it continues to perform.

At the time of the bankruptcy, Storm Cat had $65 million in prepetition debt outstanding. Following the bankruptcy, $14 million in debtor in possession (“DIP”) financing was established to continue Storm Cat operations and pursue a liquidity event, including the potential sale of Storm Cat properties. The terms of the DIP financing provide that it shall have priority over the prepetition debt and share pro-rata with valid mechanics’ lien holders. The Company has filed valid mechanics’ liens totaling approximately $7.3 million, while the remaining $0.3 million of its outstanding receivables do not qualify for liens. Under applicable law and absent any subordination, valid mechanics’ liens may have priority over prepetition debt.

Storm Cat marketed their properties and bids were received in February 2009. Although different bids were received for different properties or groups of properties, none of the bids received were deemed acceptable by the prepetition lenders, and all the bids were rejected. Alternatives are now being considered, including further marketing of the properties and a second round of bids or a recapitalization of Storm Cat.

The Company has a representative on the Storm Cat Creditors’ Committee and is carefully monitoring developments. Based on the Company’s most recent analysis of its position regarding this matter, the Company has determined that some amount of loss was probable in this matter and a range of loss of $1.6 million to $8.9 million was established through discussions with the Company’s attorneys. As no amount in that range was determined to be a better estimate than any other amount in that range, the minimum amount in that range of $1.6 million was established as the reserve in the fourth quarter of 2008 in accordance with FIN 14, “Reasonable Estimation of the Amount of a Loss — An interpretation of FASB Statement No. 5.” The realizability of the Company’s remaining $7.3 million exposure is dependent upon a number of complex, inter-related factors which are uncertain in outcome, and cannot presently be predicted. Such factors include, but are not limited to, the possibility of a future sale of the Storm Cat’s properties and the price obtained, the possibility of recapitalization of the Storm Cat debt, a determination of the validity of the agreement regarding subordination of the Company’s lien rights, and the assumption or rejection of the Company’s contract.

Services Agreement.  The Company is party to a Restated and Amended Operations, Maintenance and Services Agreement dated effective January 1, 2005 (the “Services Agreement”), with J.M. Huber Corporation (“Huber”) pursuant to which the Company agreed to provide certain operation, maintenance, exploration, development, production and administrative services with respect to certain oil and gas properties owned by Huber in the State of Wyoming. In October 2006, the Wyoming Department of Audit initiated a sales and use tax audit against Huber for the time period 2003 through 2005. In February 2008, the Department of Audit issued revised preliminary audit findings against Huber in the amount of $4.3 million in tax, interest and penalties in relation to services provided under the Service Agreement. In November 2008, following a meeting between Huber, the Company and Wyoming tax officials, the Department of Audit reduced the assessment to $3.1 million. Huber has notified the Company of a claim for indemnification under the Services Agreement, and the Company and Huber have entered into discussions regarding their respective responsibilities for the assessment. Based upon these discussions the Company believes its maximum exposure for this matter is $2.5 million and has established a reserve for that amount. Huber has also requested another meeting with the Wyoming tax officials, during which Huber and the Company intend to discuss a potential settlement of the assessment which could reduce the Company’s exposure.

Tax exposures.  The Company believes that amounts estimated and recorded for certain income tax, non-income tax, penalty, and interest exposures (identified through its 2005 restatement process) aggregating $2.0 million at December 31, 2008, may ultimately be increased or reduced dependent on settlements with the respective taxing authorities. Actual payments could differ from amounts recorded at December 31, 2008 due to favorable or unfavorable tax settlements and/or future negotiations of tax, penalties and interest at less than full statutory rates. Based on information currently available, these recorded amounts have been determined to reflect probable liabilities. However, depending on the outcome of future tax settlements, negotiations and discussions with tax authorities, subsequent conclusions may be reached which result in favorable or unfavorable adjustments to the recorded amounts in future periods.

During 2008, the Company recorded reductions in certain Energy segment liabilities for non-income taxes, penalties and interest as the result of negotiations and settlements in three international jurisdictions. These liability reductions had the effect of increasing the Company’s income before taxes by $3.7 million for 2008. Certain of these liability amounts originated subsequent to December 31, 2005 and are therefore not included in the exposures discussed in the preceding paragraph.

Legal Proceedings.  On December 15, 2008, the Company filed a Motion to Dismiss, along with a supporting memorandum and associated exhibits, in respect to the previously disclosed class action lawsuit which arose following the Company’s February 2008 announcement of its intent to restate its financial statements for the first three quarters of 2007. In early January 2009, the parties agreed to mediate the case. During the mediation, the parties reached an agreement in principle to settle the case, subject to Court approval and notice to shareholders, for an amount which will be covered in full by the Company’s insurance.

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

Reliance liquidation.  The Company’s professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group (“Reliance”) for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Due to the subsequent liquidation of Reliance, the Company is currently uncertain what amounts paid by the Company to settle certain claims totaling in excess of $2.5 million will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of December 31, 2008 and December 31, 2007.

11.	LEASE COMMITMENTS

The Company’s non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Rent expense under non-cancelable operating leases was $18,475,000, $19,805,000 and $18,556,000 for 2008, 2007 and 2006, respectively. Future annual minimum lease payments under non-cancelable capital and operating leases as of December 31, 2008 were as follows (in thousands):

	Capital Lease	Operating Lease
For the Year Ending December 31,	Obligations	Obligations	Total

2009	$356	$17,155	$17,511
2010	198	13,009	13,207
2011	170	8,050	8,220
2012	—	6,647	6,647
2013	—	3,930	3,930
Thereafter	—	8,801	8,801

Total	$724	$57,592	$58,316

12.	LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company’s Credit Agreement is with a consortium of financial institutions and provides for a commitment of $60 million through October 1, 2011. The commitment includes the sum of the principal amount of revolving credit loans outstanding (for which there is no sub-limit) and the aggregate face value of outstanding LOCs (which have a sub-limit of $20.0 million). As of December 31, 2008 and 2007, there were no borrowings outstanding under the Credit Agreement and outstanding LOCs were $9.0 million and $10.7 million, respectively. Under the Credit Agreement, the Company pays bank commitment fees on the unused portion of the commitment, ranging from 0.2% to 0.375% per year based on the Company’s leverage ratio. The weighted-average interest rate on the Company’s borrowings was 3.56% and 7.54% for the years ended December 31, 2008 and 2007, respectively. The proceeds from these borrowings under the Credit Agreement during 2008 and 2007 were used to meet various working capital requirements.

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

13.	EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (in thousands, except per share data):

	For the Year Ended December 31,
	2008	2007	2006

Net income	$29,154	$19,340	$10,332
Basic:
Weighted average shares outstanding	8,811	8,742	8,520
Earnings per share	$3.31	$2.21	$1.21
Diluted:
Effect of dilutive securities — Stock options and restricted shares	80	132	198
Weighted average shares outstanding	8,891	8,874	8,718
Earnings per share	$3.28	$2.18	$1.19

As of December 31, 2008, there were 16,000 of the Company’s stock options that were excluded from the computations of diluted shares outstanding because the option exercise prices were more than the average market price of the Company’s common shares. As of December 31, 2007 and 2006, all of the Company’s stock options were included in the computations of diluted shares outstanding because the option exercise prices were less than the average market price of the Company’s common shares.

14.	CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company’s Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. As of December 31, 2008, 520,319 treasury shares had been repurchased under the Board’s authorizations. The Company made no treasury share repurchases during 2008 or 2007.

As of December 31, 2008, the difference between the number of treasury shares repurchased under these authorizations and the number of treasury shares listed on the consolidated balance sheets relates to an exchange of Series B Common Stock for 23,452 Common shares which occurred in 2002. The remaining difference relates to 1,330 shares issued to employees as bonus share awards in the late 1990s.

Under the Credit Agreement, the Company’s treasury share repurchases cannot exceed $5 million during the term of the Credit Agreement.

The Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. At December 31, 2008 and 2007, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. At December 31, 2008 and 2007, there were no shares of such Preferred Stock outstanding.

15.	RIGHTS AGREEMENT

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

16.	BAKER 401(k) PLAN

The Company maintains a defined contribution retirement program through its 401(k) Plan, in which substantially all employees are eligible to participate. The 401(k) Plan offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the 401(k) Plan are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Board of Directors. Under the 401(k) Salary Redirection Program, for the Engineering segment, the Company matches up to 100% of the first 3% and 50% of the next 3% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 4.5% of eligible salary contributed. For the Energy segment, the Company matches 50% of the first 6% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 3% of eligible salary contributed. The Company’s matching contributions are invested not less than 25% in its Common Stock (purchased through open market transactions), with the remaining 75% being available to invest in mutual funds or its Common Stock, as directed by the participants. The Company’s required cash contributions under this program amounted to $6,707,000, $5,677,000 and $5,881,000 in 2008, 2007 and 2006, respectively. An additional discretionary employer contribution of $550,000 for 2007 was approved by the Board of Directors and accrued as of December 31, 2007. No discretionary employer contributions were approved by the Board of Directors in either 2008 or 2006.

As of December 31, 2008, the market value of all 401(k) Plan investments was $194.9 million, of which 19% represented the market value of the 401(k) Plan’s investment in the Company’s Common Stock. The Company’s 401(k) Plan held 11% of both the shares and voting power of its outstanding Common Stock at December 31, 2008. Each participant who has shares of Common Stock allocated to their account will have the authority to direct the Trustee with respect to the vote and all non-directed shares will be voted in the same proportion as the directed shares.

17.	DEFERRED COMPENSATION PLAN

The Company has a nonqualified deferred compensation plan that provides benefits payable to non-employee directors at specified future dates, upon retirement, or death. Under the plan, participants may elect to defer their compensation received for their services as directors. This deferred compensation plan is unfunded; therefore, benefits are paid from the general assets of the Company. Participant cash deferrals earn a return based on the Company’s long-term borrowing rate as of the beginning of the plan year. The total of participant deferrals, which is reflected as a liability in the Company’s consolidated balance sheets, was approximately $0.9 million and $0.8 million at December 31, 2008 and 2007, respectively.

18.	STOCK OPTION PLANS

As of December 31, 2008, the Company had two fixed stock option plans under which stock options can be exercised. Under the 1995 Stock Incentive Plan (the “Plan”), the Company was authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through its expiration on December 14, 2004. Under the amended 1996 Non-employee Directors’ Stock Incentive Plan (the

“Directors’ Plan”), the Company is authorized to grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. Under both plans, the exercise price of each option equals the average market price of the Company’s stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan, while the options under the Directors’ Plan become fully vested on the date of grant and become exercisable six months after the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

During the third quarter of 2008, the Company issued 12,000 restricted shares and granted 16,000 options to the non-employee directors. As of December 31, 2008, all outstanding options were fully vested under both plans. There were 112,463, 145,520 and 221,093 exercisable options under both plans as of December 31, 2008, 2007 and 2006, respectively.

The following table summarizes all stock option activity for both plans in 2008, 2007 and 2006:

				Weighted
		Weighted		Average
	Shares	Average	Aggregate	Contractual Life
	Subject	Exercise Price	Intrinsic	Remaining
	to Option	per Share	Value	in Years

Balance at January 1, 2006	419,130	$11.57

Options granted	14,000	20.28
Options exercised	(198,037)	9.97

Balance at December 31, 2006	235,093	$13.43	$2,166,673	4.5

Options granted	14,000	26.86
Options exercised	(101,573)	13.60
Options forfeited or expired	(2,000)	6.84

Balance at December 31, 2007	145,520	$14.70	$3,841,521	4.8

Options granted	16,000	37.53
Options exercised	(33,057)	11.06

Balance at December 31, 2008	128,463	$18.48	$2,377,316	5.4

The weighted average fair value of options granted during 2008, 2007 and 2006 was $17.91, $13.13 and $9.15, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2008, 2007 and 2006 was $460,000, $2,153,000 and $2,154,000, respectively. As of December 31, 2008, no shares of the Company’s Common Stock remained available for future grant under the expired Plan, while 173,500 shares were available for future grant under the Directors’ Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2008:

	Options Outstanding			Options Exercisable
			Weighted		Weighted
	Number		Average	Number	Average
	of	Average	Exercise	of	Exercise
Range of Exercise Prices	Options	Life(1)	Price	Options	Price

$6.25 — $8.55	25,429	2.7	$8.15	25,429	$8.15
$10.025 — $15.625	45,034	3.5	13.86	45,034	13.86
$20.16 — $26.86	42,000	7.5	22.43	42,000	22.43
$37.525	16,000	9.7	37.53	—	—

Total	128,463	5.4	$18.48	112,463	$15.77

(1)	Average life remaining in years.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	As of December 31,
	2008	2007	2006

Weighted average risk-free interest rate	1.9%	3.7%	5.4%
Weighted average expected volatility	43.4%	34.1%	44.1%
Expected option life	7.9 years	8.0 years	7.6 years
Expected dividend yield	0.00%	0.00%	0.00%

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

During the second quarter of 2008, the Company issued 40,000 Stock Appreciation Rights (“SARs”), which vest at varying intervals over a three-year period, in connection with the Company’s Chief Executive Officer’s employment agreement. Future payments for the SARs will be made in cash, subject to the Company’s discretion to make such payments in shares of the Company’s common stock under the terms of a shareholder-approved employee equity incentive plan. The Company did not have an active shareholder-approved employee equity plan at December 31, 2008. The Company has recorded a liability for these SARs of $162,000 as of December 31, 2008 within the “Other long-term liabilities” caption in its Consolidated Balance Sheet. The fair value of the SARs was estimated using a Black-Scholes option pricing model and will require revaluation on a quarterly basis.

The Company recognized total stock based compensation expense related to its restricted stock, options and SARs of $772,000, $436,000 and $271,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

19.	RELATED PARTY TRANSACTIONS

Effective April 25, 2001, the Company entered into a Consulting Agreement with Richard L. Shaw when he retired from his position as Chief Executive Officer. Through subsequent amendments, this agreement has been extended through April 26, 2009. The Consulting Agreement provides an annual compensation amount for consulting services in addition to the Company covering the costs of health insurance and maintaining life insurance for the executive. The Consulting Agreement also provides for a supplemental retirement benefit of $5,000 per month commencing at the expiration of the consulting term.

Effective September 14, 2006, Mr. Shaw’s compensation for the consulting services under the agreement was temporarily suspended due to his re-employment by the Company as its Chief Executive Officer. Effective March 1, 2008, compensation under the consulting agreement resumed upon Mr. Shaw’s retirement from the Company. Mr. Shaw’s total consulting fees were $89,000 and $80,000 for the years ended December 31, 2008 and 2006, respectively.

20.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2008 (in thousands, except per share information):

	2008 — Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31(1)

Revenues	$174,874	$170,878	$181,237	$172,406
Gross profit	26,716	32,251	31,261	23,429
Income before income taxes	10,583	14,401	21,057	4,360
Net income	6,115	8,258	11,794	2,987
Diluted earnings per common share	$0.69	$0.93	$1.33	$0.33

(1)	During the fourth quarter, the Company’s Board of Directors approved a discretionary increase in incentive compensation related to the Company’s 2008 operating performance, which resulted in the recognition of $4.0 million of additional incentive compensation expense. The Company’s Energy segment was unfavorably impacted in the fourth quarter of 2008 by a $1.6 million bad debt reserve related to a portion of a bankrupt client’s receivables and a $2.5 million reserve for a contract-related claim.

	2007 — Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31

Revenues	$169,632	$185,833	$175,664	$195,836
Gross profit	20,675	27,673	23,700	28,448
Income before income taxes	2,947	11,071	8,521	11,186
Net income	1,550	6,086	4,513	7,191
Diluted earnings per common share	$0.18	$0.69	$0.51	$0.80

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

The Company’s 2008, 2007 and 2006 financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company’s financial records and related data, as well as the minutes of shareholders’ and directors’ meetings.

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
President and Chief Executive Officer

/s/ Craig O. Stuver
Craig O. Stuver
Senior Vice President, Acting
Chief Financial Officer and Treasurer

/s/ James M. Kempton
James M. Kempton
Vice President and Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation:

We have audited the accompanying consolidated balance sheets of Michael Baker Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, in 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania

March 9, 2009

SUPPLEMENTAL FINANCIAL INFORMATION

Market Information — Common Shares

The principal market on which the Company’s Common Stock is traded is the NYSE Alternext US under the ticker symbol “BKR.” High and low closing prices of the Company’s Common Stock for each quarter for the years ended December 31, 2008 and 2007 were as follows:

	2008				2007
	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$38.74	$39.95	$23.49	$41.94	$52.79	$51.57	$38.10	$25.20
Low	14.50	21.72	19.36	21.86	33.15	34.30	24.30	21.62