Form 10-K, Exhibit 13
period 2009-12-31
BAKER MICHAEL CORP
filed 2010-03-15
CIK 9263

EXHIBIT 13.1

SELECTED FINANCIAL DATA

(In thousands, except per share information)

	2009	2008	2007	2006	2005

Results of Operations
Continuing Operations
Revenues	$445,177	$455,929	$401,463	$380,062	$371,102
Operating income	30,558	33,300	26,491	8,146	17,834
Net income	24,572	22,558	17,330	5,654	11,690
Diluted earnings per share	$2.75	$2.54	$1.95	$0.65	$1.34
Return on shareholders’
investment	15.5%	17.5%	16.6%	6.5%	15.1%
Total Michael Baker Corporation
Net income	$26,921	$29,154	$19,340	$10,332	$5,051
Diluted earnings per share	$3.01	$3.28	$2.18	$1.19	$0.58
Return on shareholders’
investment	17.0%	22.6%	18.5%	11.9%	6.5%

Financial Condition
Total assets	$278,844	$292,062	$276,350	$263,916	$225,461
Working capital	$154,357	$114,209	$84,629	$67,227	$49,264
Current ratio	2.59	1.84	1.56	1.44	1.35
Long-term debt	$—	$—	$—	$11,038	$—
Shareholders’ Investment	173,433	142,644	115,057	93,621	79,824
Book value per outstanding share	19.47	16.11	13.06	10.76	9.40
Year-end closing share price	$41.40	$36.91	$41.10	$22.65	$25.55

Cash Flow
Net cash provided by/(used in)
operating activities	$36,365	$32,228	$26,635	$(9,343)	$12,440
Net cash provided by/(used in)
investing activities	19,398	(5,285)	(1,560)	(14,933)	(7,078)
Net cash provided by/(used in)
financing activities	446	55	(16,205)	18,417	(1,792)

Increase/(decrease) in cash and cash equivalents	$56,209	$26,998	$8,870	$(5,859)	$3,570

Backlog	$1,425,200	$984,200	$1,122,200	$1,057,100	$1,109,300

Share Information
Year-end shares outstanding	8,907	8,855	8,810	8,698	8,490
Diluted weighted average shares outstanding	8,933	8,891	8,874	8,718	8,715

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our “Selected Financial Data” and our consolidated financial statements and related notes. The discussion in this section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our current expectations about future events. These expectations are subject to risks and uncertainties, many of which are beyond our control. For a discussion of important risk factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein, see the “Note with Respect to Forward-Looking Statements” and “Risk Factors” sections included in our Annual Report on Form 10-K for the year ended December 31, 2009.

Discontinued Operations — Energy

In previous filings, we presented an Engineering and an Energy business segment; our former Energy segment provided a full range of services for operating third-party oil and gas production facilities worldwide. For the past several years, our Board of Directors, in conjunction with management, had been considering strategic alternatives related to our former Energy business. During the third quarter of 2009, the Board of Directors made the determination to divest this business, and to reinvest the proceeds from the sale into our engineering operations. The divestiture of substantially all of our former Energy subsidiaries was completed as of September 30, 2009. Additionally, we sold our interest in B.E.S. Energy Resources Company, Ltd. (“B.E.S.”), an Energy company, on December 18, 2009 to J.S. Technical Services Co., LTD., which is owned by our former minority partner in B.E.S. As such, the Energy business has been reclassified into “discontinued operations” in our accompanying consolidated financial statements. The results for the years ended December 31, 2009, 2008 and 2007 give effect to the disposition of the stock owned by Michael Baker Corporation in Baker/MO Services, Inc., Michael Baker Global, Inc., Baker O&M International, Ltd., Baker Energy de Venezuela, C.A., Overseas Technical Services International, Ltd., Baker OTS International, Inc., SD Forty Five, Ltd., OTS Finance and Management, Ltd., and their respective subsidiaries (“Baker Energy”) as well as B.E.S. The results of Baker Energy and B.E.S. are representative of their results through their respective sale dates, while other legacy discontinued operations costs related to the Energy business were still being incurred though the end of the 2009.

Business Overview and Environment

As B.E.S., the final operating unit of our former Energy Segment, was disposed of on December 18, 2009, we may reconsider how we manage the business going forward. The potential changes may include modifying financial reports, which may, in turn, impact how our Chief Executive Officer evaluates the business and makes decisions on allocating resources. Should we make such changes, it may impact our historical segment reporting in future periods.

We provide engineering expertise for public and private sector clients worldwide. Our primary markets include Aviation, Defense, Facilities, Geospatial Information Technology, Homeland Security, Municipal and Civil, Pipelines and Utilities, Rail and Transit, Transportation and Water. Among the services we provide to our clients in these markets are program management, design-build (for which we only provide the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity. Our financial results are impacted by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for our services in the various engineering markets in which we compete.

We have significantly increased our revenues from U.S. federal government contracting in the past several years and continue to view this as a growth market. Federal government spending by our primary clients, including that for the Department of Defense (“DoD”) and the Department of Homeland Security (“DHS”), continues to increase. The Department of Homeland Security’s Federal Emergency Management Agency (“FEMA”), awarded BakerAECOM, LLC (“BakerAECOM”), a Delaware limited liability company of which we are the managing member, an Indefinite-Delivery/Indefinite-Quantity (“IDIQ”) contract for Production and Technical Services for FEMA’s Risk Mapping, Analysis and Planning Program (“Risk MAP Program”) on March 9, 2009. The resultant performance-based contract has a 60-month term with a 12-month base period and four, 12-month option periods with a maximum contract value of $600 million. In February 2009, the US Congress passed the American Recovery and Reinvestment Act of 2009 (“ARRA”), which contained approximately $130 billion for highways, buildings and other public works projects. We believe that we are positioned in all of our services lines to perform work that the Federal government, as well as state and local governments, are procuring as a result of this legislation. Key state and local clients for us, particularly in Transportation design and construction phase services, received funding as a result of the infrastructure stimulus package. The Company has benefitted from funding in this sector and we believe we will continue to derive future benefits. ARRA has, in some respects, become a funding bridge since the current legislation for transportation — the Safe, Accountable, Flexible, Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”) expired September 30, 2009. Short term extensions of federal transportation legislation commonly occur (multiple extensions have already occurred for SAFETEA-LU) and cause transportation clients to defer long term commitments for major complex projects. So we believe ARRA has become an interim funding mechanism. We expect this situation to continue through 2010.

Significant contracts awarded during 2009 and early 2010 include:

•	BakerAECOM was awarded an IDIQ contract by FEMA for Production and Technical Services for FEMA’s Risk MAP Program which is intended to be the successor to the Multi-Hazard Flood Map Modernization Program (“FEMA Map Mod Program”). The resultant performance-based contract has a five-year term with a maximum contract value of up to $600 million.

•	An approximately $75.0 million IDIQ contract, which is for one year and may be extended by up to four additional years, was awarded by the Naval Facilities Engineering Command to provide architectural and engineering services for Multimedia Environmental Compliance Engineering Support to the Navy and Other Department of Defense entities.

•	An approximately $60.0 million IDIQ contract, which is for one year and may be extended by up to four additional years, was awarded by the U.S. Army Corps of Engineers (“USACE”) Transatlantic Programs Center (“TAC”) for architecture-engineering services in its Area of Responsibility, which includes the Middle East, the Arabian Gulf States, Southwest Asia and Africa.

•	A $15.0 million, five-year contract with the Pennsylvania Department of Transportation, Bureau of Public Transportation, for planning and oversight of public transportation projects across Pennsylvania.

•	A $12.0 million contract to provide design work on the expansion of the I-15 Corridor Reconstruction project for the Utah Department of Transportation.

•	A $10.8 million agreement with Alamo Regional Mobility Authority to provide engineering and environmental consulting services in Bexar County, Texas.

•	A $8.3 million agreement with the New Jersey Turnpike Authority to provide design services for the widening of multiple intersections on the Garden State Parkway.

•	A $5.4 million contract to provide design services for the new $70 million Equipment Maintenance and Operations Center located in Rockville, Maryland for Montgomery County.

•	A $5.0 million, two-year agreement to provide construction management support and construction inspection services on 17 separate construction projects for the Pennsylvania Department of Transportation.

•	A $5.0 million engineering contract from Alaska’s Department on Natural Resources to evaluate alternatives for a pipeline system to deliver natural gas from the North Slope of Alaska to in-State Alaska projects; determine a valid pre-feasibility level estimate for the cost of gas transportation; determine a right-of-way, and evaluate associated construction and logistics requirements.

Our five-year IDIQ contract with FEMA for up to $750 million to serve as the program manager to develop, plan, manage, implement, and monitor, the FEMA Map Mod Program, for flood hazard mitigation across the U.S. and its territories was scheduled to conclude on March 10, 2009. FEMA added a contract provision that extended the ordering period through September 2010. As of December 31, 2009, approximately $40 million is in our funded backlog related to this program, including authorization to continue a portion of previous services through September 2010. We do not anticipate realizing most of the remaining contract balance ($183 million as of December 31, 2009); as such this was removed from our unfunded backlog in the first quarter of 2009. We expect work and revenue related to our current authorizations to continue through 2010.

Our unconsolidated subsidiary’s current Iraq IDIQ contract ended in September 2009, and it is not anticipated that further contract funding will be added to this contract vehicle. Current funded task order work may be extended but we anticipate that it will be materially completed by September 2010.

Executive Overview

Our revenues from continuing operations were $445.2 million for the year ended December 31, 2009, a 2% decrease from the $455.9 million reported for the same period in 2008. The decrease in revenue in our business for 2009 was primarily related to a decrease in work performed on our FEMA contracts of approximately $26.3 million, offset by an increase in work performed for our unconsolidated subsidiary operating in Iraq, an increase in work performed on certain federal and state projects, and increases on several existing transportation projects.

Our earnings per diluted common share for continuing operations were $2.75 for the year ended December 31, 2009, compared to $2.54 per diluted common share reported for 2008. Our earnings per diluted common share were $3.01 for the year ended December 31, 2009, compared to $3.28 per diluted common share reported for 2008. Income from continuing operations for the year ended December 31, 2009 was $24.6 million, compared to $22.6 million for 2008. These results were primarily driven by an increase in work and profitability improvements for our unconsolidated subsidiary in Iraq, a reduction of approximately 4% in our 2009 effective tax rate as compared to 2008 due to the utilization of foreign tax credits, and profitability improvements on certain federal and state projects. Income from discontinued operations related to our former Energy segment, including the loss on the sale, was $2.3 million for 2009, a decrease from $6.6 million for 2008.

Results of Operations

Comparisons of the Year Ended December 31, 2009 and 2008

Revenues

(dollars in millions)	2009		2008

Revenues by client type
Federal government	$217.5	49%	$238.8	52%
State and local government	181.0	41%	173.2	38%
Domestic private industry	46.7	10%	43.9	10%

Total revenues	$445.2	100%	$455.9	100%

The decrease in our revenues was driven by the net decrease in work performed on our FEMA contracts of $26.3 million and a decrease in total project incentive awards of $1.0 million as compared to 2008, partially offset by an increase of $2.4 million in federal government work performed for our unconsolidated subsidiary operating in Iraq, and increases on several existing transportation projects.

Total revenues from FEMA were $67 million and $93 million for 2009 and 2008, respectively. This decrease is primarily as a result of approaching the contract close out date for the FEMA Map Mod Program. While we would anticipate activity to increase for the new FEMA Risk MAP Program in future periods, this program is not expected to completely replace the FEMA Map Mod Program revenue on a prospective basis. As a result of achieving certain performance levels on the FEMA Map Mod Program, we recognized revenues from project incentive awards totaling $3.1 million and $4.1 million for 2009 and 2008, respectively.

Gross Profit

Our gross profit totaled $88.0 million for 2009 compared to $84.5 million for 2008, reflecting an increase of $3.5 million or 4%. Gross profit expressed as a percentage of revenues was 19.8% for 2009 compared to 18.5% for 2008. This increase in gross profit and gross profit expressed as a percentage of revenues was driven by margin improvement related to project mix, partially offset by a reduction in project incentive awards of $1.0 million.

Direct labor and subcontractor costs are major components in our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 27.5% for 2009 compared to 25.1% for 2008, while subcontractor costs expressed as a percentage of revenues were 21.5% and 26.9% for 2009 and 2008, respectively. Expressed as a percentage of revenues, direct labor increased due to work performed for our unconsolidated subsidiary operating in Iraq, while other project mix changes drove the decrease in subcontractor costs period over period.

Selling, General and Administrative Expenses (“SG&A”)

Our SG&A expenses totaled $57.4 million for 2009 compared to $51.2 million for 2008, reflecting an increase of $6.2 million or 12%. SG&A expenses increased year-over-year due to an increase in corporate overhead costs and an increase of $0.5 million for organic growth initiatives, partially offset by favorable insurance settlements totaling approximately $1.0 million. SG&A expenses expressed as a percentage of revenues increased to 12.9% in 2009 compared to 11.2% for 2008. This overall increase in SG&A expenses expressed as a percentage of revenues is primarily driven by the aforementioned increase for organic growth initiatives and the increase in corporate overhead costs of $3.5 million, primarily related to incentive compensation accruals, stock-based compensation, and retention costs.

Other Income/(Expense)

“Other income/(expense)” aggregated to income of $7.4 million for 2009 compared to income of $3.7 million for 2008. “Other income/(expense)” primarily included equity income from our unconsolidated subsidiary of $7.1 million for 2009 compared to $3.1 million for 2008. The increase in equity income from our unconsolidated subsidiary was primarily related to improved margins on extensions of work orders being performed by our unconsolidated subsidiary operating in Iraq. Also included in “Other income/(expense)” is a minimal amount of interest income, interest expense, and currency-related gains and losses.

Income Taxes

Our provisions for income taxes from continuing operations resulted in effective income tax rates of approximately 35% and 39% for the year ended December 31, 2009 and 2008, respectively.

The variance between the U.S. federal statutory rate of 35% and our effective income tax rates for these periods is primarily due to state income taxes and permanent items that are not deductible for U.S. tax purposes. Additionally, in 2009, the impact of state income taxes and permanent differences was fully offset by our ability to utilize $1.4 million of foreign tax credits.

Income from Discontinued Operations

As a result of the sale of our Energy business, we have presented those results on a discontinued operations basis. Income from discontinued operations was $2.3 million for 2009 as compared to $6.6 million in 2008, which represented a decrease of $4.3 million. These amounts are comprised as follows:

(in thousands)	2009	2008

Income from discontinued operations before income tax (benefit)/ provision and loss on sale	$2,295	$13,497
(Benefit)/provision for income taxes	(4,913)	6,825

Income from discontinued operations before loss on sale	7,208	6,672
Loss on sale of discontinued operations before income tax benefit	(5,287)	—
Benefit for income taxes	(563)	—

Loss on sale of discontinued operations, net of tax	(4,724)	—

Income from discontinued operations	2,484	6,672
Less: Net income attributable to noncontrolling interests	(135)	(76)

Income from discontinued operations	$2,349	$6,596

Income from Discontinued Operations Attributable to Michael Baker Corporation

We recorded income from discontinued operations before income taxes of approximately $2.3 million for 2009 as compared to $13.5 million for 2008. This represents a decrease as compared to the corresponding period of $11.2 million. The results of Baker Energy and B.E.S. are representative of their results through their respective sale dates, while other legacy discontinued operations costs related to the Energy business were still being incurred though the end of the 2009. The primary drivers for the year-over-year change resulted from the write-off of a bankrupt customer’s receivable balance totaling $6.0 million, accruals recorded related to an assessment received for payroll taxes of $1.9 million in one of our former international subsidiaries in 2009 and increased workers compensation expense of $1.0 million, partially offset by the favorable impact of the reversal of a $2.5 million reserve due to the settlement of a contract-related claim. The 2008 income amount benefited by the recognition of a non-recurring project incentive award of $1.1 million from a former onshore managed services client in 2008, coupled with the favorable impacts of tax penalty and interest reductions of $1.6 million and $1.6 million, respectively.

The income tax benefit attributable to discontinued operations was approximately $4.9 million in 2009, as compared to a provision for income taxes of approximately $6.8 million in 2008. Prior to the quarter ended September 30, 2009, we were in an overall foreign loss position for U.S. Federal income tax purposes, which precluded us from utilizing credits for taxes paid in foreign jurisdictions. However, as a result of generating sufficient foreign source income to offset our overall foreign loss, we have now concluded that we can utilize those tax credits. This resulted in the reversal of deferred tax liabilities for a net impact of $5.9 million related to unremitted foreign source earnings, which are taxable for U.S. federal tax purposes, but can be offset if there are sufficient foreign tax credits that can be utilized. Additionally, we recorded a deferred tax asset of approximately $2.0 million related to foreign tax credits. A valuation allowance totaling $1.5 million was placed against those foreign tax credits as we have concluded we will not be able to utilize those credits in future periods based on our forecasted foreign source income in future periods. In 2008 the provision for income taxes includes the normal course provisions for income taxes during the year for our former Energy operations, including income taxes in our former international operations, some of which are based on a deemed profits tax which are assessed based on revenues.

Loss on Sale of Energy

In conjunction with the sale of Baker Energy on September 30, 2009, we recorded a loss of $5.1 million. The loss for Baker Energy was the result of the recognition of transaction fees of approximately $2.2 million, the recognition of cumulative currency translation adjustments of approximately $2.2 million, and the deficiency between the net assets conveyed and the consideration received of approximately $0.6 million. The transaction fees were primarily comprised of investment banker fees of approximately $0.6 million, legal fees of approximately $0.3 million, and payments of approximately $1.3 million for an Energy management retention plan with the proceeds payable upon the sale of the business.

The loss on the sale of Baker Energy was offset by a tax benefit of approximately $0.6 million. The majority of the loss resulted in a capital loss carryforward of approximately $26.1 million for tax purposes, for which a deferred tax asset and related valuation allowance totaling $9.0 million is recorded due to our expected inability to utilize it. Should we be able to generate capital gains within the five-year carryforward period, the reserved portion of that deferred tax asset may also be utilized; however, our current projections do not forecast sufficient capital gains necessary to utilize that asset.

In conjunction with the sale of B.E.S on December 18, 2009, we recorded a loss of $0.2 million. The loss for B.E.S. had nominal fees associated with its sale.

Comparisons of the Years Ended December 31, 2008 and 2007

Revenues

Revenues were $455.9 million for 2008 compared to $401.5 million for 2007, reflecting an increase of $54.4 million or 14%. The following table presents revenues by client type:

(dollars in millions)	2008		2007

Revenues by client type
Federal government	$238.8	52%	$196.5	49%
State and local government	173.2	38%	160.7	40%
Domestic private industry	43.9	10%	44.3	11%

Total revenues	$455.9	100%	$401.5	100%

The increase in revenues for 2008 was primarily related to an increase of $17.0 million in work performed for our unconsolidated subsidiary operating in Iraq, an increase of $16.9 million in work performed as support for the Department of Homeland Security’s efforts to secure U.S. borders, increases on several existing transportation projects, an increase of $1.9 million due to a favorable non-recurring project settlement, as well as growth in most of our practice areas. The increase in 2008 revenues was partially offset by a decrease in total project incentive awards of $5.4 million as compared to 2007.

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

Gross Profit

Gross profit was $84.5 million for 2008 compared to $79.6 million for 2007, reflecting an increase of $4.9 million or 6%. The increase in gross profit for 2008 is primarily attributable to improved revenue volume compared to 2007, the favorable non-recurring project settlement of $1.9 million and a reduction in costs of $1.7 million related to our self-insured professional liability claims during 2008. Gross profit expressed as a percentage of revenues was 18.5% in 2008 compared to 19.8% in 2007. Gross profit expressed as a percentage of revenues decreased as a result of the decrease in project incentive awards of $5.4 million, an increase of $5.1 million in incentive compensation expense related to project personnel, and an increase of $2.1 million in medical costs as compared to 2007, partially offset by the reduction in costs related to our self-insured professional liability claims of $1.7 million during 2008.

Direct labor and subcontractor costs are major components in our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 25.1% for 2008 compared to 24.5% for 2007, while subcontractor costs expressed as a percentage of revenues were 26.9% for both 2008 and 2007. Expressed as a percentage of revenues, direct labor increased due to work performed for our unconsolidated subsidiary operating in Iraq, while our project mix and subcontractor costs remained consistent year over year.

Selling, General and Administrative Expenses

SG&A expenses were $51.2 million for 2008 compared to $53.1 million for 2007, reflecting a decrease of $1.9 million or 4%. SG&A expenses expressed as a percentage of revenues decreased to 11.2% for 2008 from 13.2% for 2007. This decrease is primarily related to cost containment measures implemented during 2008. The decrease in SG&A expenses expressed as a percentage of revenues is driven primarily by a combination of the 14% increase in revenues during 2008 and the aforementioned effects of cost containment.

Other Income/(Expense)

The “Other income/(expense)” aggregated to income of $3.7 million for 2008 compared to income of $1.9 million for 2007. “Other income/(expense)” primarily included equity income from our unconsolidated subsidiary of $3.1 million for 2008 compared to $2.2 million for 2007. The increase in equity income from our unconsolidated subsidiary was primarily related to new work orders being performed by our unconsolidated subsidiary operating in Iraq. Also included in “Other income/(expense)” is a minimal amount of interest income, interest expense, and currency-related gains and losses.

Income Taxes

Our provisions for income taxes resulted in effective income tax rates of 39% in both 2008 and 2007. The variance between the U.S. federal statutory rate and our effective rate for these periods is primarily due to state income taxes and permanent items which are not deductible for U.S. tax purposes.

Income from Discontinued Operations

As a result of the sale of our Energy business, we have presented those results on a discontinued operations basis. Income from discontinued operations was $6.6 million for 2008 as compared to $2.0 million in 2007, which represented an increase of $4.6 million. These amounts are comprised as follows:

(in thousands)	2008	2007

Income from discontinued operations before income tax	$13,497	$5,283
Provision for income taxes	6,825	3,306
Less: Net (income)/loss attributable to noncontrolling interests	(76)	33

Income from discontinued operations	$6,596	$2,010

Income from Discontinued Operations Attributable to Michael Baker Corporation

The Company recorded income from discontinued operations before income taxes of approximately $13.5 million for 2008 as compared to $5.3 million for 2007. This represents an increase as compared to the corresponding period of $8.2 million. The primary drivers for the year-over-year change resulted from a decrease of $5.4 million in self-insured general liability costs as a result of more favorable claims activity in 2008, the recognition of a non-recurring project incentive award of $1.1 million from a former onshore managed services client in 2008, coupled with the favorable impacts of tax penalty of $1.6 million and interest reductions of another $1.6 million. These increases were partially offset by a reserve for a contract-related claim of $2.5 million and a bad debt reserve of $1.6 million related to a portion of a bankrupt customer’s receivables.

In 2008 and 2007, the provision for income taxes includes the normal course provisions for income taxes during the year for our former Energy operations, including income taxes in our former international operations, some of which are based on a deemed profits tax which are assessed based on revenues.

Contract Backlog

	As of December 31,
(in millions)	2009	2008

Funded	$461.3	$449.5
Unfunded	963.9	534.7

Total	$1,425.2	$984.2

Of our total funded backlog as of December 31, 2009, $293 million is expected to be recognized as revenue within the next year. Additionally, we expect our sources of revenue within the next year to include recognized unfunded backlog and new work added. Due to the nature of unfunded backlog, consisting of options that have not yet been exercised or task orders that have not yet been approved, we are unable to reasonably estimate what, if any, portion of our unfunded backlog will be realized within the next year.

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

In March 2009, BakerAECOM was informed by FEMA that it had been awarded an IDIQ contract for the Risk MAP Program, which is intended to be the successor to the FEMA Map Mod Program. The resultant performance-based contract has a five-year term with a maximum contract value of up to $600 million. As of December 31, 2009, approximately $34 million is in our funded backlog and $555 million is in our unfunded backlog related to this program.

As of December 31, 2009 and 2008, approximately $40 million and $68 million of our funded backlog, respectively, related to the $750 million FEMA Map Mod Program contract to assist FEMA in conducting a large-scale overhaul of the nation’s flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. This contract was scheduled to conclude on March 10, 2009; however, FEMA added a contract provision that extended the ordering period through September 2010. We do not anticipate realizing most of the remaining contract balance ($183 million as of December 31, 2009); as such this was removed from our unfunded backlog in the first quarter of 2009. We expect work and revenue related to our current authorizations to continue through 2010.

In 2009, we were awarded a contract by the USACE — TAC for architecture-engineering services in its Area of Responsibility, which includes the Middle East, the Arabian Gulf States, Southwest Asia and Africa. We were one of four awardees of the indefinite delivery contract, which is for one year and may be extended by up to four additional years at the government’s discretion. The maximum value of the contract for the entire five-year performance period for all awardees is $240 million (our portion was estimated at $60 million). Under this contract, we may be called upon to provide a full-range of design and construction management services. As of December 31, 2009, approximately $3 million is in our funded backlog and $49 million is in our unfunded backlog related to this contract.

Liquidity and Capital Resources

We have three principal sources of liquidity to fund our operations: our existing cash, cash equivalents, and investments; cash generated by operations; and our available capacity under our Unsecured Credit Agreement (“Credit Agreement”), which is with a consortium of financial institutions and provides for a commitment of $60 million through October 1, 2011. As of December 31, 2009 and 2008, we had $105.3 million and $49.1 million of cash and cash equivalents, respectively, and $154.4 million and $114.2 million in working capital, respectively. As of December 31, 2009, we had $2.5 million and $2.2 million of short-term investments and available for sale securities, respectively. Additionally, $10.0 million was received in February 2010 for the Baker Energy sale under the net asset adjustment provision of the stock purchase agreement. The net asset adjustment is presented under the heading “Proceeds receivable — Energy sale” in the Company’s consolidated balance sheet as of December 31, 2009. Our available capacity under our $60.0 million Credit Agreement, after consideration of outstanding letters of credit, was approximately $50.6 million (84% availability) and $51.0 million (85% availability) as of December 31, 2009 and 2008, respectively. Our current ratios were 2.59 to 1 and 1.84 to 1 as of December 31, 2009 and 2008, respectively.

Our cash flows are primarily impacted from period to period by fluctuations in working capital. Factors such as our contract mix, commercial terms, days sales outstanding (“DSO”) and delays in the start of projects may impact our working capital. In line with industry practice, we accumulate costs during a given month and then bill those costs in the following month for many of our contracts. While salary costs associated with the contracts are paid on a bi-weekly basis, certain subcontractor costs are generally not paid until we receive payment from our customers. As of December 31, 2009 and 2008, $19.5 million and $17.6 million, respectively, of our accounts payable balance comprised invoices with “pay-when-paid” terms. Due to the current economic environment, we anticipate that our customers’ inability to access capital could impact project activity for 2010 and may impact certain customer’s ability to compensate us for our services.

Cash Provided by Operating Activities

Cash provided by operating activities was $36.4 million, $32.2 million and $26.6 million for years ended December 31, 2009, 2008 and 2007, respectively.

Our cash provided by operating activities for 2009 resulted primarily from net income of $27.2 million and the dividends received from our unconsolidated subsidiary of $7.3 million. Also favorably impacting our cash provided by operating activities was a decrease in our prepaid balance as of December 31, 2009.

Our total days sales outstanding in receivables and unbilled revenues, net of billings in excess, decreased from 86 days at year-end 2008 to 81 days as of December 31, 2009. This decrease is driven mainly by the sale of our Energy business, which historically had a higher days sales outstanding than our continuing operations.

Our cash provided by operating activities for 2008 resulted primarily from net income of $29.2 million. This increase was partially offset by a decrease in our accounts payable as of December 31, 2008, which was due to a decrease in activity related to certain of our managed services contracts in our divested Energy business. In addition, during 2008, we returned a Baker Energy managed services client’s cash advances totaling $6.0 million as a result of a reduction in related activity on that contract.

Cash Provided by/(Used in) Investing Activities

Cash provided by investing activities was $19.4 million in 2009, while cash used in investing activities was $5.3 million and $1.6 million for the years ended December 31, 2008 and 2007, respectively. Cash provided by investing activities for 2009 included approximately $37.9 million of cash conveyed to us from the buyer upon the sale of Baker Energy. This cash receipt was partially offset by existing cash of approximately $7.8 million conveyed to the buyer upon the sale of Baker Energy. This cash, which related to our former Energy business’ international operations, was reimbursed through the sale agreement net asset adjustment; however, the proceeds of the net asset adjustment were not received prior to the balance sheet date. Cash provided by investing activities for 2009 also included approximately $0.9 million of net cash conveyed to us upon the sale of B.E.S.

Our cash used in investing activities related to investment activities and capital expenditures. The majority of our 2009 capital additions pertain to computer software purchases, office equipment and leasehold improvements related to office openings or relocations, and vehicles. Additionally, during 2009, we purchased an Optech Lynx Mobile LiDAR (Light Detection and Ranging) system which expands our offerings of advanced geospatial technology solutions related to surveying and mapping services. We also acquired various assets through operating leases, which reduced the level of capital expenditures that would have otherwise been necessary to operate our business. Cash used in investing activities for 2009 also included $2.5 million and $2.2 million related to the purchase of short-term investments and available-for-sale securities, respectively.

Cash Provided by/(Used in) Financing Activities

Our financing activities primarily related to proceeds from the exercise of stock options and payments on capital lease operations. The cash used in financing activities for 2007 also reflects net repayments of borrowings totaling $11.0 million under our Credit Agreement and a decrease in our book overdrafts.

Credit Agreement

Our Credit Agreement is with a consortium of financial institutions and provides for a commitment of $60.0 million through October 1, 2011. The commitment includes the sum of the principal amount of revolving credit loans outstanding and the aggregate face value of outstanding standby letters of credit (“LOCs”) not to exceed $20.0 million. As of December 31, 2009 and 2008, there were no borrowings outstanding under the Credit Agreement and the outstanding LOCs were $9.4 million and $9.0 million, respectively.

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

Although only $9.4 million of our credit capacity was utilized under this facility as of December 31, 2009, in future periods we may leverage our Credit Agreement to facilitate our growth strategy, specifically utilizing our available credit to fund strategic acquisitions. The inability of one or more financial institutions in the consortium to meet its commitment under our Credit Agreement could impact that growth strategy. Currently, we believe that we will be able to readily access our Credit Agreement as necessary. We intend to negotiate an extension of the Credit Agreement beyond October 1, 2011 during 2010.

Financial Condition & Liquidity

As of December 31, 2009, we had $105.3 million of cash and cash equivalents. In response to the turmoil in the financial services industry, our management determined that capital preservation is a critical factor in executing on our short-term and long-term strategies. As such, the determination was made to maintain the majority of our cash balances in certificates of deposit, highly rated bonds and money market funds that primarily hold U.S. Government-backed obligations. As the global credit markets continue to stabilize, our management will consider transferring these funds into other short-term, highly liquid investments that might yield a higher return; however, we believe that this strategy to preserve our current cash position is the prudent course of action in the current environment. We principally maintain our cash and cash equivalents, certificates of deposit and bonds in accounts held by major banks and financial institutions. To date, none of these institutions in which we hold our cash, money market funds, certificates of deposit and bonds have gone into bankruptcy or been forced into receivership. The majority of our funds are held in accounts in which the amounts on deposit are not covered by or exceed available insurance. Although there is no assurance that one or more institutions in which we hold our cash and cash equivalents, certificates of deposit and bonds will not fail, we currently believe that we will be able to readily access our funds when needed.

We plan to utilize our cash, investments and borrowing capacity under the Credit Agreement for, among other things, short-term working capital needs, including the satisfaction of contractual obligations and payment of taxes, to fund capital expenditures, and to support strategic opportunities that management identifies. We continue to pursue growth in our core businesses and are specifically seeking to expand our engineering operations through organic growth and strategic acquisitions that align with our core competencies. We consider acquisitions, or related investments, for the purposes of geographic expansion and/or improving our market share as key components of our growth strategy and intend to use both existing cash, investments and the Credit Agreement to fund such endeavors. We also periodically review our business, and our service offerings within that business, for financial performance and growth potential. As such, we may also consider streamlining our current organizational structure if we conclude that such actions would further increase our operating efficiency and strengthen our competitive position over the long term.

On September 30, 2009, the stock of Baker Energy was sold for gross proceeds of $47.9 million, consisting of $37.9 million received at closing and $10.0 million received in February 2010 under the net asset adjustment provision of the stock purchase agreement. The net asset adjustment is presented under the heading “Proceeds receivable — Energy sale” in our accompanying consolidated balance sheet as of December 31, 2009. On December 18, 2009, the stock of B.E.S. was sold for net proceeds of $0.9 million. We anticipate utilizing the proceeds realized from these divestitures in our engineering operations, principally through strategic acquisitions of firms that would enhance our current service offerings or allow us to expand our operations geographically, most likely domestically, in order to continue to grow our business.

If we commit to funding future acquisitions, we may need to restructure our Credit Agreement, add a temporary credit facility, and/or pursue other financing vehicles in order to execute such transactions. In the current credit environment, if we would restructure our Credit Agreement or add a temporary credit facility with our existing bank group, it is possible that either action could unfavorably impact the pricing under our existing Credit Agreement. In addition, if we were to pursue other financing vehicles, it is likely that the pricing of such a credit vehicle would be higher than that currently available to us under the Credit Agreement. We may also explore issuing equity to fund some portion of an acquisition. We believe that the combination of our cash and cash equivalents, cash generated from operations and our existing Credit Agreement will be sufficient to meet our operating and capital expenditure requirements for the next twelve months and beyond.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2009 are as follows:

		Payments due by period
		Within 1	1-3	3-5	After 5
(in millions)	Total	year	years	years	years

Contractual obligations
Operating lease obligations(1)	$68.9	$14.9	$21.7	$14.0	$18.3
Purchase obligations(2)	12.1	5.4	6.7	—	—
Other long-term liabilities(3)	1.6	—	0.5	—	1.1
Capital lease obligations(4)	0.4	0.2	0.2	—	—

Total contractual obligations	$83.0	$20.5	$29.1	$14.0	$19.4

(1)	We utilize operating leases to provide for use of certain assets in our daily business activities. This balance includes office space of $62.9 million, with the remaining balance relating to computers, computer-related equipment, and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our consolidated balance sheets.

(2)	Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices, but do not appear as liabilities on our consolidated balance sheets. These obligations primarily relate to office equipment and maintenance obligations.

(3)	The majority of the $1.1 million balance for obligations after five years represents deferred compensation for our Board of Directors while the $0.5 million obligation within two to three years represents our liability for stock appreciation rights.

(4)	Capital leases include computers and computer-related equipment.

Liabilities totaling $3.9 million as of December 31, 2009 recorded for uncertainty in income taxes are excluded from the above table due to the inability to make a reliable estimate of the period of any future cash settlement.

		Amount of commitment expiration per period
		Within 1	2-3	4-5	After 5
(in millions)	Total	year	years	years	years

Off-Balance Sheet Arrangements
Standby letters of credit	$9.4	$9.4	$—	$—	$—
Performance and payment bonds	14.3	6.3	0.7	7.3	—

Total commercial commitments	$23.7	$15.7	$0.7	$7.3	$—

Our banks issue standby letters of credit on our behalf under the aforementioned Credit Agreement. As of December 31, 2009, the majority of our outstanding LOCs were issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of our self-insurance programs. These LOCs may be drawn upon in the event that we do not reimburse the insurance companies for claims payments made on our behalf. Such LOCs renew automatically on an annual basis unless either the LOC is returned to the bank by the beneficiaries or our banks elect not to renew them.

Bonds are provided on our behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from our insurance carriers in the event that we do not perform under the project or if subcontractors are not paid. We do not expect any amounts to be paid under our outstanding bonds as of December 31, 2009. In addition, we believe that our bonding lines will be sufficient to meet our bid and performance bonding needs for at least the next year.

Critical Accounting Estimates

We have identified the following critical accounting estimates as those that are most important to the portrayal of our results of operations and financial condition, and which require management’s most difficult, subjective or complex judgments and estimates.

Project Cost Estimates to Complete.  We utilize the percentage-of-completion method of accounting for the majority of our contracts. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project’s percentage of completion to date, adding labor costs, subcontractor costs and other direct costs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project’s percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. We have a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2009, we do not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

Revenue Recognition.  As referenced above, we recognize revenue under the percentage-of-completion method for the majority of our contracts. Under certain circumstances, we may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management’s ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $3.5 million and $2.5 million as of December 31, 2009 and 2008, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable.

Income and Other Taxes.  We record our annual current tax provision based upon our book income plus or minus any permanent and temporary differences multiplied by the statutory rate in the appropriate jurisdictions where we operate. In certain foreign jurisdictions where we previously operated, income tax is based on a deemed profit methodology. The calculation of our annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause our recorded tax liability to differ from the actual amount due.

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

Goodwill.  During the second quarter of each year and in certain other circumstances, we perform a valuation of the goodwill associated with our business. To the extent that the fair value of the business, including the goodwill, is less than the recorded value, we would write down the value of the goodwill. The valuation of the goodwill is affected by, among other things, our business plans for the future and estimated results of future operations. Changes in our business plans and/or in future operating results may have an impact on the valuation of the assets and therefore could result in our recording a related impairment charge.

Contingencies.  The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of our exposure to insurance claims that fall below policy deductibles and to litigation and other legal claims and contingencies, as well as in determining our liabilities for incurred but not reported insurance claims. Significant judgments by us and reliance on third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in our financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined. Based on the information that is currently available, we do not believe that material changes to these estimates are reasonably likely to occur.

Recent Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance codifying GAAP. The Codification did not change GAAP but reorganizes the literature. We adopted the new Codification when referring to GAAP on September 30, 2009. The adoption of this authoritative guidance did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued authoritative guidance amending the timing and considerations of analyses performed to determine if the Company’s variable interests give it a controlling financial interest in a variable interest entity, as well as requires additional disclosures. We adopted the provisions of this guidance on January 1, 2010. The adoption of this authoritative guidance did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued authoritative guidance that incorporates guidance into accounting literature that was previously addressed only in auditing standards and is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended this guidance to remove the requirement for Securities and Exchange Commission (“SEC”) filers to disclose the date through which an entity has evaluated subsequent events. We adopted this authoritative guidance on June 30, 2009 and adopted the revised provisions for our December 31, 2009 consolidated financial statements. This guidance did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued authoritative guidance that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separately from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires that both amounts are disclosed on the face of the Consolidated Statement of Income. On January 1, 2009, we applied the provisions of this guidance to our accounting for noncontrolling interests and our financial statement disclosures. The disclosure provisions of the standard have been applied to all periods presented in the accompanying consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
(in thousands, except per share amounts)	2009	2008	2007

Revenues	$445,177	$455,929	$401,463
Cost of work performed	357,197	371,397	321,850

Gross profit	87,980	84,532	79,613
Selling, general and administrative expenses	57,422	51,232	53,122

Operating income	30,558	33,300	26,491
Other income/(expense):
Equity income from unconsolidated subsidiary	7,057	3,065	2,224
Interest income	160	642	303
Interest expense	(70)	(93)	(554)
Other, net	257	66	(55)

Income before noncontrolling interests and income taxes	37,962	36,980	28,409
Less: Income attributable to noncontrolling interests	(156)	—	—

Income before income taxes	37,806	36,980	28,409
Provision for income taxes	13,234	14,422	11,079

Net income from continuing operations attributable to Michael Baker Corporation	24,572	22,558	17,330
Income from discontinued operations, net of tax	7,208	6,672	1,977
Loss on sale of discontinued operations, net of tax	(4,724)	—	—
Less: Net (income)/loss attributable to noncontrolling interests	(135)	(76)	33

Net income from discontinued operations attributable to Michael Baker Corporation	2,349	6,596	2,010

Net income attributable to Michael Baker Corporation	26,921	29,154	19,340

Other comprehensive income/(loss) — Foreign currency translation adjustments with reclassification adjustments	2,232	(2,661)	255
Less: Foreign currency translation adjustments attributable to noncontrolling interests with reclassification adjustments	(233)	526	(107)

Comprehensive income attributable to Michael Baker Corporation	$28,920	$27,019	$19,488

Earnings per share (“E.P.S.”) attributable to Michael Baker Corporation

Basic E.P.S. — Continuing operations	$2.77	$2.56	$1.98
Diluted E.P.S. — Continuing operations	2.75	2.54	1.95
Basic E.P.S. — Net income	3.04	3.31	2.21
Diluted E.P.S. — Net income	$3.01	$3.28	$2.18

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except share amounts)	2009	2008

ASSETS
Current Assets
Cash and cash equivalents	$105,259	$49,050
Short term investments	2,500	—
Available for sale securities	2,155	—
Proceeds receivable — Energy sale	9,965	—
Receivables, net of allowances of $723 and $2,765, respectively	76,455	113,676
Unbilled revenues on contracts in progress	49,605	70,455
Prepaid expenses and other	5,407	16,756

Total current assets	251,346	249,937

Property, Plant and Equipment, net	12,578	16,671
Other Long-term Assets
Goodwill	9,626	17,092
Other intangible assets, net	76	162
Deferred tax asset	—	1,209
Other long-term assets	5,218	6,991

Total other long-term assets	14,920	25,454

Total assets	$278,844	$292,062

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities
Accounts payable	$31,948	$42,421
Accrued employee compensation	23,000	35,530
Accrued insurance	9,576	11,632
Billings in excess of revenues on contracts in progress	19,102	17,449
Deferred income tax liability	3,958	9,923
Income taxes payable	1,355	4,946
Other accrued expenses	8,050	13,827

Total current liabilities	96,989	135,728

Long-term Liabilities
Deferred income tax liability	346	7,121
Other long-term liabilities	7,769	6,297

Total liabilities	105,104	149,146

Shareholders’ Investment
Common Stock, par value $1, authorized 44,000,000 shares,
issued 9,402,835 and 9,350,835, respectively	9,403	9,351
Additional paid-in capital	49,989	48,405
Retained earnings	119,135	92,214
Accumulated other comprehensive loss	(333)	(2,565)
Less — 495,537 shares of Common Stock in treasury, at cost	(4,761)	(4,761)

Total Michael Baker Corporation shareholders’ investment	173,433	142,644
Noncontrolling interests	307	272

Total shareholders’ investment	173,740	142,916

Total liabilities and shareholders’ investment	$278,844	$292,062

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(in thousands)	2009	2008	2007

Cash Flows from Operating Activities
Net income	$27,212	$29,230	$19,307
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Net income from discontinued operations	(2,484)	(6,672)	(1,977)
Depreciation and amortization	5,592	4,952	5,039
Stock-based compensation expense	1,063	772	436
Tax benefit of stock compensation	232	117	975
Excess tax benefits from stock-based compensation	(5)	(17)	(26)
Deferred income tax (benefit)/expense	(5,152)	(2,794)	1,751
Equity affiliates’ earnings	(7,057)	(3,065)	(2,224)
Equity affiliates’ dividends received	7,300	2,700	1,528
Loss on disposal of fixed assets	154	94	229
Changes in assets and liabilities:
Increase in receivables	(2,234)	(7,311)	(4,233)
Decrease/(increase) in unbilled revenues and billings in excess, net	4,103	5,480	(2,895)
Decrease/(increase) in other net assets	7,764	1,114	(134)
(Decrease)/increase in accounts payable	(4,652)	439	3,236
(Decrease)/increase in accrued expenses	(7,779)	9,584	(1,196)

Net cash provided by continuing operations	24,057	34,623	19,816

Net cash provided by/(used in) discontinued operations	12,308	(2,395)	6,819

Net cash provided by operating activities	36,365	32,228	26,635

Cash Flows from Investing Activities
Additions to property, plant and equipment	(5,421)	(3,472)	(1,206)
Purchase of short-term investments	(2,500)	—	—
Purchase of available-for-sale securities	(2,155)	—	—
Investment in equity affiliates	(400)	—	—

Net cash used in continuing operations	(10,476)	(3,472)	(1,206)

Net cash provided by/(used in) discontinued operations	29,874	(1,813)	(354)

Net cash provided by/(used in) investing activities	19,398	(5,285)	(1,560)

Cash Flows from Financing Activities
Payments on long-term debt, net	—	—	(11,038)
Decrease in book overdrafts	—	—	(4,164)
Capital contribution from noncontrolling interest	152	—	—
Proceeds from exercise of stock options	632	366	1,381
Payments on capital lease obligations	(333)	(285)	(383)
Excess tax benefits from stock-based compensation	5	17	26

Net cash provided by/(used in) continuing operations	456	98	(14,178)

Net cash used in discontinued operations	(10)	(43)	(2,027)

Net cash provided by/(used in) financing activities	446	55	(16,205)

Net increase in cash and cash equivalents	56,209	26,998	8,870
Cash and cash equivalents, beginning of year	49,050	22,052	13,182

Cash and cash equivalents, end of year	$105,259	$49,050	$22,052

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT

								Accumulated
	Common stock,				Additional		Non-	other	Total
	par value $1		Treasury		paid-in	Retained	controlling	comprehensive	shareholders’
(in thousands)	Shares	Amount	Shares	Amount	capital	earnings	interest	(loss)/income	investment

Balance, January 1, 2007	9,194	$9,194	(496)	$(4,761)	$44,676	$44,671	$398	$(159)	$94,019

Net income attributable to Michael Baker Corporation	—	—	—	—	—	19,340	—	—	19,340
Impact of adopting FIN 48	—	—	—	—	—	(951)	—	—	(951)
Stock options exercised	101	101	—	—	1,280	—	—	—	1,381
Options granted	—	—	—	—	184	—	—	—	184
Tax benefit of stock compensation	—	—	—	—	975	—	—	—	975
Restricted stock issued	11	11	—	—	(11)	—	—	—	—
Amortization of restricted stock	—	—	—	—	252	—	—	—	252
Noncontrolling interest net loss	—	—	—	—	—	—	(309)	—	(309)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	—	—	—	—	—	—	107	255	362

Balance, December 31, 2007	9,306	$9,306	(496)	$(4,761)	$47,356	$63,060	$196	$96	$115,253

Net income attributable to Michael Baker Corporation	—	—	—	—	—	29,154	—	—	29,154
Stock options exercised	33	33	—	—	333	—	—	—	366
Options granted	—	—	—	—	287	—	—	—	287
Tax benefit of stock compensation	—	—	—	—	117	—	—	—	117
Restricted stock issued	12	12	—	—	(12)	—	—	—	—
Amortization of restricted stock	—	—	—	—	324	—	—	—	324
Noncontrolling interest net loss	—	—	—	—	—	—	602	—	602
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	—	—	—	—	—	—	(526)	(2,661)	(3,187)

Balance, December 31, 2008	9,351	$9,351	(496)	$(4,761)	$48,405	$92,214	$272	$(2,565)	$142,916

Net income attributable to Michael
Baker Corporation	—	—	—	—	—	26,921	—	—	26,921
Stock options exercised	40	40	—	—	592	—	—	—	632
Options granted	—	—	—	—	359	—	—	—	359
Tax benefit of stock compensation	—	—	—	—	232	—	—	—	232
Restricted stock issued	12	12	—	—	(12)	—	—	—	—
Amortization of restricted stock	—	—	—	—	413	—	—	—	413
Noncontrolling interest — net
Investment in shares	—	—	—	—	—	—	152	—	152
Divestiture of subsidiary	—	—	—	—	—	—	(176)	—	(176)
Net income	—	—	—	—	—	—	291	—	291
Other comprehensive income, net of tax:
Reclassification adjustment for foreign currency translation included in the current period loss from discontinued operations	—	—	—	—	—	—	(232)	2,069	1,837
Foreign currency translation adjustments	—	—	—	—	—	—	—	163	163

Balance, December 31, 2009	9,403	$9,403	(496)	$(4,761)	$49,989	$119,135	$307	$(333)	$173,740

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Michael Baker Corporation (the “Company”) was founded in 1940 and organized as a Pennsylvania corporation in 1946. Currently, through its operating subsidiaries, the Company provides engineering expertise for public and private sector clients worldwide. The Company’s primary markets include Aviation, Defense, Facilities, Homeland Security, Municipal and Civil, Pipelines and Utilities, Rail and Transit, Transportation and Water. Among the services the Company provides to clients in these markets are program management, design-build (for which the Company provides only the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance.

Geographic and market information

	For the year ended December 31,
	2009	2008	2007

Revenues by geographic origin:
Domestic	$401.0	$417.2	$383.2
Foreign(1)	44.2	38.7	18.3

Total	$445.2	$455.9	$401.5

(1)	The Company defines foreign contract revenue as work performed outside the U.S. irrespective of the client’s U.S. or non-U.S. ownership.

Revenues by principal markets:
United States government	49%	52%	49%
Various state governmental and quasi-government
agencies	41%	38%	40%
Commercial, industrial and private clients	10%	10%	11%

One of the Company’s clients, the Federal Emergency Management Agency (“FEMA”), accounted for approximately 15%, 20% and 24% of the Company’s revenues in 2009, 2008 and 2007, respectively.

2.	BASIS OF PRESENTATION

On September 30, 2009, the Company divested substantially all of its subsidiaries that pertained to its former Energy segment (the “Energy sale”). Additionally, the Company sold its interest in B.E.S. Energy Resources Company, Ltd. (“B.E.S.”), an Energy company, on December 18, 2009 to J.S. Technical Services Co., LTD., which is owned by the Company’s former minority partner in B.E.S. As a result of the dispositions, the results of the Company’s former Energy segment have been reclassified as discontinued operations for all periods presented in the consolidated financial statements. See further discussion in the “Discontinued Operations” note.

The Consolidated Balance Sheet of the Company as of December 31, 2009 and the Consolidated Statements of Income and Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007 give effect to the disposition of the stock owned by Michael Baker Corporation in Baker/MO Services, Inc., Michael Baker Global, Inc., Baker O&M International, Ltd., Baker Energy de Venezuela, C.A., Overseas Technical Services International, Ltd., Baker OTS International, Inc., SD Forty Five, Ltd., OTS Finance and Management, Ltd., and their respective subsidiaries (“Baker Energy”) as well as B.E.S.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, jointly-owned subsidiaries over which it exercises control and entities for which it has been determined to be the primary beneficiary. Noncontrolling interest amounts relating to the Company’s less-than-wholly-owned consolidated subsidiaries are included within the “Net (income)/loss attributable to noncontrolling interests” captions in its

Consolidated Statements of Income and within the “Noncontrolling interests” caption in its Consolidated Balance Sheets. Investments in non-consolidated affiliates, including joint ventures, over which the Company exercises significant influence, are accounted for under the equity method. The Company may render services to certain of its joint ventures. The Company records revenue in the period in which such services are provided. Investments in non-consolidated affiliates in which the Company owns less than 20% are accounted for under the cost method. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition and Accounting for Contracts

The Company earns revenue by providing services, typically through Cost-Plus, Fixed-Price, and Time-and-Materials contracts. In providing these services, the Company typically incurs direct labor costs, subcontractor costs, and certain other direct costs (“ODCs”) which include “out-of-pocket” expenses.

Revenue is recognized under the percentage-of-completion method of accounting. Revenues for the current period are determined by multiplying the estimated margin at completion for each contract by the project’s percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, the Company measures the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded using the cumulative catch-up method. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses become evident. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable.

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

Under certain cost-type contracts with governmental agencies, the Company is not contractually permitted to earn a margin on subcontractor costs and ODCs. The majority of all other contracts are also structured such that margin is earned on direct labor costs, and not on subcontractor costs and ODCs.

The Company assesses the terms of its contracts and determines whether it will report its revenues and related costs on a gross or net basis.

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

Income Taxes

The Company records its annual current tax provision based upon its book income, plus or minus any permanent and temporary differences, multiplied by the statutory rate in the majority of the jurisdictions where it operates. In certain foreign jurisdictions where it operated, income tax is based on a deemed profit methodology. The calculation of the Company’s annual tax provision may require interpreting tax laws and regulations and from time to time results in the use of judgments or estimates which could cause its recorded tax liability to differ from the actual amount due.

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

Penalties estimated for underpaid income taxes are included in selling, general and administrative expenses in the Company’s Consolidated Statements of Income. Interest associated with underpaid income taxes and related adjustments are included in the “Interest expense” caption in the Company’s Consolidated Statements of Income.

Foreign Currency Translation

With the sale of Baker Energy and B.E.S., substantially all of the Company’s foreign subsidiaries were divested by December 31, 2009. Most of those foreign subsidiaries utilized the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries were translated to U.S. Dollars at exchange rates in effect at the balance sheet date, whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments were recorded as a separate component of shareholders’ investment. In addition to certain Baker Energy foreign subsidiaries that were divested by December 31, 2009, the Company also has an Engineering foreign subsidiary for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for this subsidiary is included in the Company’s Consolidated Statements of Income.

Other Comprehensive Income/(Loss)

The only component of the Company’s accumulated other comprehensive income/(loss) balance related to foreign currency translation adjustments for 2009, 2008 and 2007.

Fair Value of Financial Instruments

The fair value of financial instruments classified as cash and cash equivalents, short-term investments, available-for-sale securities, receivables, unbilled revenues, accounts payable, capital lease obligations and other liabilities approximates carrying value due to the short-term nature or the relative liquidity of the instruments. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit or other similar highly liquid investments with remaining maturities of less than 90 days at the time of purchase. The majority of the Company’s funds were held in money market funds comprised of U.S. Government-backed obligations as of December 31, 2009.

Short-term Investments

Short-term investments are comprised of certificates of deposit with remaining maturities of greater than 90 days but less than one year at the time of purchase and are recorded at fair value. Interest related to the certificates of deposit is included in “Interest income” in the Company’s Consolidated Statements of Income.

Available-for-Sale Securities

Available-for-sale securities are comprised of highly rated municipal bonds and are recorded at fair value. Interest related to the available-for-sale securities is included in “Interest income” in the Company’s Consolidated Statements of Income.

Concentrations of Credit Risk and Allowance for Doubtful Accounts

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, available-for-sale securities, trade receivables, and related unbilled revenues. The Company’s cash and cash equivalents are deposited in various high-credit-quality financial institutions. The majority of such deposits are not covered by or are in excess of the Federal Deposit Insurance Corporation limits.

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

Goodwill and Intangible Assets

The Company may record goodwill and other intangible assets in connection with business combinations. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized. The Company’s goodwill balance is evaluated for potential impairment during the second quarter of each year and in certain other circumstances. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, the Company utilizes both the “Income Approach,” which is based on estimates of future net cash flows and the “Market Approach,” which observes transactional evidence involving similar businesses. Intangible assets are stated at the fair value as of the date acquired in a business combination. Amortization of finite-lived intangible assets is provided on a straight-line basis over the estimated useful lives of the assets.

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

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. During the software application development stage, capitalized costs include the cost of the software, external consulting costs and internal payroll costs for employees who are directly associated with a software project. Similar costs related to software upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. These capitalized software costs are included in “Property, Plant and Equipment, net” in the Company’s Consolidated Balance Sheets. Software maintenance, data conversion and training costs are expensed in the period in which they are incurred.

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

The Company leases computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 7 years. Before entering into a lease, an analysis is performed to determine whether a lease should be classified as a capital or an operating lease.

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

Accounting for Stock-Based Compensation

Stock options and restricted stock are granted to non-employee directors of the Company at the fair market value of the Company’s stock on the date of the grant. Proceeds from the exercise of common stock options are credited to shareholders’ investment at the date the options are exercised.

All stock-based compensation is measured at the grant-date fair value of the award and is recognized as an expense in the Company’s results of operations. These expenses are recognized as a component of the Company’s selling, general and administrative costs, as these costs relate to stock-based compensation issued to non-employee directors and the Chief Executive Officer of the Company. The excess tax benefits related to stock-based compensation is reflected as financing cash inflows instead of operating cash inflows.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance codifying Generally Accepted Accounting Principles in the United States (“GAAP”). The Codification did not change GAAP but reorganizes the literature. The Company adopted the new Codification when referring to GAAP on September 30, 2009. The adoption of this authoritative guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued authoritative guidance amending the timing and considerations of analyses performed to determine if the Company’s variable interests give it a controlling financial interest in a variable interest entity, as well as requires additional disclosures. The Company adopted the provisions of this guidance on January 1, 2010. The adoption of this authoritative guidance did not have a material impact on the consolidated financial statements.

In May 2009, the FASB issued authoritative guidance that incorporates guidance into accounting literature that was previously addressed only in auditing standards and is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended this guidance to remove the requirement for Securities and Exchange Commission (“SEC”) filers to disclose the date through which an entity has evaluated subsequent events. The Company adopted this authoritative guidance on June 30, 2009 and adopted the revised provisions for its December 31, 2009 consolidated financial statements. This guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued authoritative guidance that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and separately from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires that both amounts are disclosed on the face of the Consolidated Statement of Income. On January 1, 2009, the Company applied the provisions of this guidance to its accounting for noncontrolling interests and its financial statement disclosures. The disclosure provisions of the standard have been applied to all periods presented in the accompanying consolidated financial statements.

5.	DISCONTINUED OPERATIONS

On September 30, 2009, the Company entered into a definitive agreement with Wood Group E.&P.F. Holdings, Inc., Wood Group Holdings (International) Limited and Wood Group Engineering and Operations Support Limited, subsidiaries of international energy services company John Wood Group PLC (each a “Buyer” and, collectively, the “Buyers”) to sell Baker Energy. Baker Energy provided a full range of services for operating third-party oil and gas production facilities worldwide. Additionally, the Company sold its interest in B.E.S. on December 18, 2009 to J.S. Technical Services Co., LTD., which is owned by the Company’s former minority partner in B.E.S.

The results of operations of the Company’s Energy business have been classified as discontinued operations in the accompanying consolidated financial statements for all periods presented. The results of Baker Energy and B.E.S. are representative of their results through their respective sale dates. Corporate overhead costs were not allocated to the

Energy business for the discontinued operations presentation. The operating results of the Energy business for the years ended December 31, 2009, 2008 and 2007 were as follows:

	For the year ended December 31,
(in thousands)	2009	2008	2007

Revenues	$160,418	$243,466	$325,502
Cost of work performed	144,734	214,341	304,619

Gross profit	15,684	29,125	20,883
Selling, general and administrative expenses	13,204	18,984	15,999

Income from discontinued operations	2,480	10,141	4,884
Other (expense)/income	(185)	3,356	399

Income from discontinued operations before income taxes and loss on sale	2,295	13,497	5,283
(Benefit)/provision for income taxes	(4,913)	6,825	3,306

Income from discontinued operations before loss on sale	7,208	6,672	1,977
Loss on sale of discontinued operations, net of tax	(4,724)	—	—

Income from discontinued operations	2,484	6,672	1,977
Less: Net (income)/loss attributable to noncontrolling interests	(135)	(76)	33

Net income from discontinued operations attributable to Michael Baker Corporation	$2,349	$6,596	$2,010

On September 30, 2009, the stock of Baker Energy was sold for gross proceeds of $47.9 million, consisting of $37.9 million received at closing and $10.0 million received in February 2010 under the net asset adjustment provision of the stock purchase agreement. Included in the net assets conveyed to the buyer was approximately $7.8 million in cash utilized by Baker Energy’s international operations for working capital needs. This cash was reimbursed to the Company through the net asset adjustment. The net asset adjustment is presented under the heading “Proceeds receivable — Energy sale” in the Company’s consolidated balance sheet as of December 31, 2009. Net proceeds are based on the cash received at closing, the receivable derived from the net asset adjustment, net of the Company’s costs associated with the transaction. Transaction costs consist of investment banker fees related to the marketing and sale of Baker Energy, legal fees and management retention payments due to certain employees of Baker Energy that were contingent upon the sale of Baker Energy.

On December 18, 2009, the stock of B.E.S. was sold for gross proceeds of $1.1 million. Net proceeds are based on the cash received at closing, net of the Company’s costs associated with the transaction. Transaction costs consist of investment banker fees related to the marketing and sale of B.E.S., legal fees and Thailand tax withholdings and fees.

The Company incurred a loss of $4.5 million on the Baker Energy sale and $0.2 million on the B.E.S. sale, which is presented as a loss on sale of discontinued operations in the Company’s consolidated statement of income. The Baker Energy and B.E.S. sale net proceeds and the loss on sale were as follows:

Baker Energy Sale Proceeds

(in thousands)

Gross sale proceeds received at closing	$37,944
Net asset adjustment receivable	9,965

Gross proceeds	47,909
Less:
Investment banker and legal fees	(907)
Management retention payments	(1,304)

Net proceeds from sale of Baker Energy	$45,698

Baker Energy Loss on Sale

(in thousands)

Net proceeds from sale	$45,698
Net assets of Baker Energy as of September 30, 2009	(48,469)
Realization of cumulative translation adjustments	(2,174)
Non-controlling interest in Baker Energy	(127)
Tax benefit related to transaction costs	563

Loss on sale of Baker Energy, net of tax benefit	$(4,509)

B.E.S. Sale Proceeds

(in thousands)

Gross sale proceeds	$1,056
Less:
Investment banker and legal fees	(16)
Thailand withholdings and fees	(149)

Net proceeds from sale of B.E.S.	$891

B.E.S. Loss on Sale

(in thousands)

Net proceeds from B.E.S. sale	$891
Net assets of B.E.S. as of December 18, 2009	(1,514)
Realization of cumulative translation adjustments	105
Non-controlling interest in B.E.S.	303

Loss on sale of B.E.S., net of tax	$(215)

Reflected in the December 31, 2009 consolidated balance sheet are both liabilities and assets related to Baker Energy’s workers’ compensation, automobile and health insurances through September 30, 2009. As part of the sale of Baker Energy, the buyer agreed to assume the liabilities associated with those insurances, subject to certain indemnifications, as of September 30, 2009. However, corresponding liabilities representing the reserves associated with these insurances, including reserves for incurred but not reported (“IBNR”) claims, are included in the Company’s consolidated balance sheet as those insurances are written to the Company, rather than to a Baker Energy entity. As such, the Company is required to maintain its reserves for these insurances in its consolidated balance sheet. As the buyer assumed the liabilities associated with these insurances, the Company has also recorded a corresponding receivable from the buyer. As of December 31, 2009, there were approximately $6.4 million of Baker Energy insurance liabilities related to Baker Energy’s workers’ compensation, automobile and health insurances recorded on the Company’s Consolidated Balance Sheet, with a corresponding receivable of approximately $6.4 million also recorded.

6.	EQUITY INCOME FROM UNCONSOLIDATED SUBSIDIARY

The Company’s unconsolidated joint ventures provide engineering, program management, and construction management services. Joint ventures, the combination of two or more partners, are generally formed for a specific project. Management of the joint venture is typically controlled by a joint venture executive committee, typically comprising a representative from each joint venture partner with equal voting rights. The executive committee provides management oversight and assigns work efforts to the joint venture partners.

The majority of the Company’s unconsolidated joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company’s own employees render services that are billed to the joint venture, which are then billed to a third-party customer by the joint venture. These joint ventures function as pass-through entities to bill the third-party customer. The Company includes revenues related to the services performed for these joint ventures and the costs associated with these services in its results of operations. The Company also has unconsolidated joint ventures that have their own employees and operating expenses and to which the Company generally makes a capital contribution. The Company accounts for its investments in unconsolidated joint ventures using the equity method. The Company includes equity income from unconsolidated joint ventures as a component of non-operating income in its Consolidated Statements of Income as this equity income is derived from entities taxed as partnerships.

Equity income from unconsolidated subsidiary reflects the Company’s ownership of 33.33% of the members’ equity of Stanley Baker Hill, LLC (“SBH”). SBH is a joint venture formed in February 2004 between Stanley Consultants, Inc., Hill International, Inc., and Michael Baker, Jr. Inc., a subsidiary of the Company. Equity income from SBH for the years ended December 31, 2009, 2008 and 2007 was $7.1 million, $3.1 million and $2.2 million, respectively. SBH has a contract for an Indefinite Delivery and Indefinite Quantity (“IDIQ”) for construction management and general architect-engineer services for facilities in Iraq with the U.S. Army Corps of Engineers. The Company’s unconsolidated joint venture’s current Iraq IDIQ contract ended in September 2009, and it is not anticipated that further contract funding will be added to this contract vehicle. Current funded task order work may be extended but the Company anticipates that it will be materially completed by September 2010.

The following table presents summarized financial information for the Company’s unconsolidated subsidiary, SBH:

	For the year ended December 31,
(in thousands)	2009	2008	2007

Contract revenue earned	$154,140	$130,408	$77,226
Gross profit	21,763	9,693	6,993
Net Income	$21,161	$9,195	$6,663

	As of
	December 31,	December 31,
(in thousands)	2009	2008

Current assets	$17,377	$27,970
Noncurrent assets	20	7
Current liabilities	$12,594	$22,436

As of December 31, 2009 and 2008, the Company reported receivables and unbilled revenues on contracts in progress totaling $3.8 million and $6.9 million, respectively, from SBH for work performed by the Company as a subcontractor to SBH. Such amounts were payable in accordance with the subcontract agreement between the Company and SBH. Revenue from SBH pursuant to such subcontract agreement for the years ended December 31, 2009, 2008 and 2007 was $34.5 million, $32.1 million and $15.1 million, respectively.

7.	CONTRACTS

Revenues and billings to date on contracts in progress were as follows (in millions):

	As of December 31,
	2009	2008

Revenues	$1,702	$2,915
Billings	(1,671)	(2,862)

Net unbilled revenue	$31	$53

A portion of the trade receivable balances totaling $5,890,000 and $5,712,000 as of December 31, 2009 and 2008, respectively, relates to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management’s estimates, $4,634,000 and $4,715,000 of these retention balances as of December 31, 2009 and 2008, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the “Receivables, net” balances. The remaining retention balances are reflected as “Other long-term assets” in the Company’s Consolidated Balance Sheets.

Under certain circumstances, the Company may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. Under this policy, the

Company had not recognized potential future revenues estimated at $3.5 million and $2.5 million as of December 31, 2009 and 2008, respectively, for which the related costs had already been expensed as of these dates.

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

8.	INCOME TAXES

The following table presents the components of the Company’s provision for income taxes:

	For the year ended December 31,
(in thousands)	2009	2008	2007

Provision/(benefit) for income taxes:
Continuing operations	$13,234	$14,422	$11,079
Discontinued operations	(4,913)	6,825	3,306
Loss on sale of discontinued operations	(563)	—	—

Provision for income taxes	$7,758	$21,247	$14,385

Continuing Operations

The components of income before income taxes for continuing operations are as follows (in thousands):

	For the year ended December 31,
	2009	2008	2007

Domestic	$37,559	$37,337	$28,033
Foreign	247	(357)	376

Total	$37,806	$36,980	$28,409

The income tax provision for continuing operations consists of the following (in thousands):

	For the year ended December 31,
	2009	2008	2007

Current income tax provision/(benefit):
U.S. federal*	$15,807	$14,404	$8,533
Foreign	164	305	126
State	2,415	2,507	669

Total current income tax provision	18,386	17,216	9,328

	For the year ended December 31,
	2009	2008	2007

Deferred income tax (benefit)/provision:
U.S. federal*	(4,473)	(2,044)	1,259
Foreign	—	90	(134)
State	(679)	(840)	626

Total deferred income tax (benefit)/provision	(5,152)	(2,794)	1,751

Total income tax provision	$13,234	$14,422	$11,079

*	Includes U.S. taxes related to foreign income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	As of December 31,
	2009	2008	2007

Unrecognized tax benefits:
Beginning of the year	$1,873	$1,909	$1,656
Additions based on tax positions related to the current year	1,230	224	197
Additions for tax positions of prior years	—	352	511
Reductions for tax positions of prior years	—	(6)	(455)
Settlements with taxing authorities	—	(333)	—
Lapses of statutes of limitations	(69)	(273)	—

End of the year	$3,034	$1,873	$1,909

As of December 31, 2009, the Company’s reserve for uncertain tax positions totaled approximately $3.0 million, of which the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate totaled $2.5 million. The Company recognizes interest and penalties related to uncertain income tax positions in interest expense and selling, general, and administrative expenses, respectively, in its consolidated statements of income. During 2009 and 2008, the Company recognized immaterial amounts of interest and penalty adjustments relating to uncertain tax positions. As a comparison, during 2007, the Company recognized interest and penalty expense totaling $0.8 million. The Company also had approximately $1.3 million accrued for potential payment of interest and penalties as of December 31, 2009, 2008 and 2007. The Company expects the reserve for unrecognized tax benefits to decrease by approximately $0.5 million to $1.0 million within the next twelve months as a result of statute expirations. The Company recorded a reserve for uncertain tax positions totaling approximately $1.7 million and reduced its opening retained earnings balance by $1.0 million as of January 1, 2007.

As a result of additional tax deductions related to vested restricted stock awards and stock option exercises, tax benefits have been recognized as contributed capital for the years ended December 31, 2009, 2008 and 2007 in the amounts of $0.2 million, $0.1 million and $1.0 million, respectively.

The following is a reconciliation of income taxes computed at the federal statutory rate to income tax expense recorded for continuing operations (in thousands):

	For the year ended December 31,
	2009	2008	2007

Computed income taxes at U.S. federal statutory rate	$13,234	$12,943	$9,943
Foreign tax credits	(1,421)	—	—
State income taxes, net of federal income tax benefit	856	958	767
Tax expense/(benefit) on foreign income and losses	78	520	(140)
Permanent differences	704	78	116
Change in reserves	143	(55)	228
Deferred tax on foreign earnings not indefinitely reinvested	(253)	163	—
Other	(107)	(185)	165

Total income tax provision	$13,234	$14,422	$11,079

The components of the Company’s deferred income tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2009	2008

Deferred income tax assets:
Accruals not currently deductible for tax purposes	$8,221	$8,578
Billings in excess of revenues	7,325	6,624
Tax loss carryforwards	11,048	6,495
Foreign tax credits	1,961	—
Fixed and intangible assets	62	91
All other items	605	457

Gross deferred tax assets	29,222	22,245

Valuation allowance for deferred tax assets	(11,458)	(5,085)

Net deferred tax assets	17,764	17,160

Deferred income tax liabilities:
Unbilled revenues	(18,366)	(23,877)
Undistributed foreign earnings	—	(6,163)
Fixed and intangible assets	(2,841)	(2,766)
All other items	(861)	(14)

Gross deferred tax liabilities	(22,068)	(32,820)

Net deferred tax liabilities	$(4,304)	$(15,660)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will realize the benefits of these deductible differences as of December 31, 2009. The Company has provided valuation allowances against gross deferred tax assets related primarily to capital loss carryforwards, and foreign tax credits related to the sale of its energy business , as discussed within the following caption “Discontinued Operations,” and state net operating losses as it has concluded that it is not more likely than not that this benefit will be realized. The amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced. Net deferred tax assets totaling $1.4 million are included within the Company’s Consolidated Balance Sheet as of December 31, 2008. Of these net deferred tax assets, included within the caption “Prepaid expenses and other” within the Company’s Consolidated Balance Sheet are $0.2 million of net current deferred tax assets as of December 31, 2008. There were no net current or net long-term deferred tax assets as of December 31, 2009.

The Company has gross state net operating loss (“NOL”) carryforwards totaling $37.3 million resulting in net state tax effected NOL’s of $3.1 million, which expire from 2010 to 2028. A net state valuation allowance of $1.4 million has been established for these deferred tax assets.

The IRS completed its examinations of the Company’s 2004 and 2005 U.S. income tax returns in 2007, which resulted in a reduction to the Company’s net operating loss carry-forward of $0.5 million. The Company is subject to audit for the 2006, 2007, 2008 and 2009 tax years in the majority of the states in which the Company operates. The Company is also subject to audits in various foreign jurisdictions for tax years ranging from 1997 to the present. Management believes that adequate provisions have been made for income taxes as of December 31, 2009.

Discontinued Operations

In certain foreign jurisdictions, the Company’s subsidiaries were subject to a deemed profits tax that was assessed based on revenue. In other foreign jurisdictions or situations, the Company’s subsidiaries were subject to income taxes based on taxable income. In certain of these situations, the Company’s estimated income tax payments during the year (which are withheld from client invoices at statutory rates) exceeded the tax due per the income tax returns when filed; however, no practical method of refund could be affected. As a result, related income tax assets were routinely assessed for realizability, and valuation allowances against these tax assets were recorded when it was more likely than not that such tax assets would not be realized.

Prior to this year, the Company was in an overall foreign loss position for U.S. Federal income tax purposes, which precluded the Company from utilizing credits for taxes paid in foreign jurisdictions. However, as a result of generating sufficient foreign source income to offset the Company’s overall foreign loss, the Company has now concluded that it can utilize those tax credits, resulting in the reversal of deferred tax liabilities for a net impact of $5.9 million, related to unremitted foreign source earnings which are taxable for U.S. federal tax purposes, but can be offset if there are sufficient foreign tax credits that can be utilized.

As a result of the sale of Energy, the company realized certain tax gains and losses. The sale of certain US and foreign subsidiaries resulted in approximately $26.1 million of capital losses for which a deferred tax asset and related valuation allowance totaling $9.0 million is recorded as it is not more likely than not that such capital losses can be utilized within the five-year carryforward period. The sale of certain foreign entities resulted in U.S. taxable gains for which foreign tax credits became available. The Company recorded a deferred tax asset of $2.0 million related to these credits along with a $1.5 million valuation allowance. Also included in discontinued operations is foreign tax expense of approximately $2.0 million related to operations of Energy business through December 31, 2009.

9.	SHORT-TERM INVESTMENTS

The Company’s short-term investments are comprised of certificates of deposit with remaining maturities of greater than 90 days but less than one year at the time of purchase and are recorded at fair value. As of December 31, 2009 the Company held short-term investments of $2,500,000 and there were no holdings as of December 31, 2008. Interest income from the short-term investments was nominal for 2009.

10.	AVAILABLE-FOR-SALE SECURITIES

The Company’s available-for-sale securities are comprised of highly rated municipal bonds and are recorded at fair value. As of December 31, 2009 the Company held available-for-sale securities of $2,155,000 and there were no holdings as of December 31, 2008. Interest income from the available-for-sale securities was nominal for 2009 since the Company purchased these securities late in December 2009.

11.	FAIR VALUE MEASUREMENTS

The FASB’s guidance defines fair value as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Under this guidance, valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, this guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the Company’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Fair value measurements at December 31, 2009
		Quoted market	Significant
		prices in active	other	Significant
		markets for	observable	unobservabe
		identical assets	inputs	inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)

Short-term investments	$2,500	$2,500	$—	$—
Available-for-sale securities	2,155	—	2,155	—

Total Investments	$4,655	$2,500	$2,155	$—
Percent to total	100%	54%	46%	—

12.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

		Other
		intangible
	Goodwill	assets, net

Balance, January 1, 2008	$17,092	$275
Less:
Amortization	—	(113)

Balance, December 31, 2008	$17,092	$162

Less:
Amortization	—	(86)
Sale of Baker Energy	(7,466)	—

Balance, December 31, 2009	$9,626	$76

The reduction in goodwill related to the sale of our Energy business represents the carrying value of the legacy goodwill amounts attributable to Baker Energy. The Company’s goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. Annually, the Company evaluates the carrying value of its goodwill during the second quarter. No goodwill impairment charges were required in connection with these evaluations for 2009, 2008 and 2007.

As of December 31, 2009, the Company’s other intangible assets balance represented the value of the contract backlog at the time of the Company’s 2006 acquisition of Buck Engineering, P.C. (“Buck”) (totaling $849,000 with accumulated amortization of $773,000 as of December 31, 2009). These identifiable intangible assets with finite lives are being amortized over their estimated useful lives. Substantially all of these intangible assets will be fully amortized over the next three years. Amortization expense recorded on the other intangible assets balance was $86,000, $113,000 and $208,000 for 2009, 2008 and 2007, respectively. The non-compete agreement (totaling $2.0 million, which was fully amortized as of the sale date) from the Company’s 1998 purchase of Steen Production Services, Inc., was written off as part of the sale of Baker Energy.

Estimated future amortization expense for other intangible assets as of December 31, 2009 is as follows (in thousands):

For the year ending December 31,

2010	$40
2011	34
2012	2

Total	$76

13.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	As of December 31,
	2009	2008

Land	$486	$486
Buildings and improvements	4,992	5,892
Furniture, fixtures, and office equipment	12,738	12,146
Equipment and vehicles	221	2,818
Computer hardware	1,271	3,754
Computer software	19,015	19,265
Leasehold improvements	4,923	5,766
Equipment and vehicles under capital lease	1,283	1,460

Total, at cost	44,929	51,587
Less — Accumulated depreciation and amortization	(32,351)	(34,916)

Net property, plant and equipment	$12,578	$16,671

Depreciation expense for continuing operations was $5,179,000, $4,609,000 and $4,501,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Depreciation expense for discontinued operations was $660,000, $656,000 and $503,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The majority of the Company’s vehicles are leased and are accounted for as operating leases; however, certain of these vehicle leases are accounted for as capital leases. Assets under capital lease in the above table primarily represent vehicles and computer equipment leased by the Company. These assets are being amortized over the shorter of the lease term or the estimated useful life of the assets. Amortization expense for continuing operations related to capital leases was $327,000, $230,000 and $330,000 for the years 2009, 2008 and 2007, respectively. Amortization expense for discontinued operations related to capital leases was $10,000, $42,000 and $197,000 for the years 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, the Company had recorded $933,000 and $739,000, respectively, in accumulated amortization for assets under capital lease.

14.	COMMITMENTS & CONTINGENCIES

Commitments

The Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company’s business in the normal course. The Company’s outstanding guarantees as of December 31, 2009 were as follows:

Maximum undiscounted
future payments

Standby letters of credit*:
Insurance related	$8.9
Other	0.5
Performance and payment bonds*	$14.3

*	These instruments require no associated liability on the Company’s Consolidated Balance Sheet.

The Company’s banks issue standby letters of credit (“LOCs”) on the Company’s behalf under the Unsecured Credit Agreement (the “Credit Agreement”) as discussed more fully in the “Long-term Debt and Borrowing Agreements” note. As of December 31, 2009, the majority of the balance of the Company’s outstanding LOCs was issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of the Company’s self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on its behalf. These LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiaries or the banks elect not to renew them.

Bonds are provided on the Company’s behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from the Company’s insurance carriers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not expect any amounts to be paid under its outstanding bonds as of December 31, 2009. In addition, the Company believes that its bonding lines will be sufficient to meet its bid and performance bonding needs for at least the next year.

Contingencies

Camp Bonneville Project.  In 2006, Michael Baker Jr., Inc. (“MB Jr.”), a subsidiary of the Company, entered into a contract whereby it agreed to perform certain services (the “Services”) in connection with a military base realignment and closure (“BRAC”) conservation conveyance of the Camp Bonneville property (the “Property”) located in Clark County, Washington. The Property was formerly owned by the United States Army (the “Army”). MB Jr’s. contract for the performance of the Services is with the Bonneville Conservation Restoration and Renewal Team (“BCRRT”), a not-for-profit corporation which holds title to the Property. BCRRT, in turn, has a contract with Clark County, Washington (the “County”) to perform services in connection with the Property and is signatory to a prospective purchaser consent decree (“PPCD”) with the Washington Department of Ecology (“WDOE”) regarding cleanup on the Property. The County is funding the services via an Environmental Cooperative Services Agreement (“ESCA”) grant from the Army and ultimately intends to use the Property as a park when cleanup is complete. As part of the Services, MB Jr., through a subcontractor, MKM Engineers (“MKM”), is performing remediation of hazardous waste and military munitions including Munitions and Explosives of Concern (“MEC”) on the Property.

Based upon the discovery of additional MEC to be remediated at the site, the WDOE has significantly increased the cleanup required to achieve site closure. WDOE put a Cleanup Action Plan (“CAP”) containing these increased requirements out for public comment on June 8, 2009 at which point BCRRT, with the assistance of MB Jr. and MKM, entered into dispute resolution with WDOE regarding the CAP. Dispute resolution continues, with one significant area of disagreement remaining. That area involves the cleanup requirements in the western slopes of the Property.

MB Jr’s. contract with BCRRT is fixed price, as is MB Jr’s. contract with MKM. These contracts provide for two avenues of financial relief from the fixed price. First, the Army has agreed to provide Army Contingent Funding (“ACF”) to cover cost overruns associated with military munitions remediation. ACF is available once the County and its contractors have expended 120% of the $10.7 million originally estimated for military munitions remediation costs. Once this threshold has been reached, the ACF would cover ninety percent (90%) of actual costs up to a total of $7.7 million.

On June 1, 2009, at the urging of BCRRT, MB Jr. and MKM (hereinafter the “BCRRT Team”), the County sent a letter to the Army requesting that it begin the process of releasing ACF to cover additional costs of munitions response, and on June 26, 2009 the Army responded by requesting documentation of the costs incurred to date. On September 1, 2009, the BCRRT Team submitted this additional documentation to the County, and the County promptly sent this information to the Army. On October 20, 2009 the Army responded to the County’s request for ACF denying payment. The BCRRT Team strenuously disagrees with the Army’s reasons for doing so. In December of 2009, the BCRRT Team met with the Army and the Army requested that the BCRRT Team provide more information regarding cost documentation already submitted and additional cost documentation in order to update the ACF claim through December of 2009. This information and cost documentation was provided in January of 2010.

On September 4, 2009, MKM suspended munitions response work on the site due to lack of funding. MB Jr. has been in discussions with MKM since the suspension but has not been successful in reaching an agreement with MKM regarding its resumption of work. On September 11, 2009 the County notified BCRRT, MB Jr. and MKM that the County believed BCRRT, MB Jr. and MKM were in breach of their obligations under their agreements, based on MKM’s anticipated failure to complete work in the central impact target area (“CITA”) portion of the Property by October 1, 2009 in accordance with an interim schedule set by WDOE. BCRRT requested and received an extension of the completion date for the CITA work to November 4, 2009, but the CITA work was not completed by that date. MB Jr’s. current position is that the CITA work completion date set by WDOE is not required by its contract. In late November of 2009, the BCRRT Team suspended work on the Bonneville site due to onset of winter weather. The work remains suspended. The BCRRT Team is in talks with the County and WDOE regarding the resumption of work.

In addition to the availability of ACF as a possible avenue of financial relief, the Army has retained responsibility for certain conditions (hereinafter “Army Retained Conditions” or “ARC”) which are unknown and not reasonably expected based on the information the Army provided to the County and its contractors during the negotiation of the ESCA. The BCRRT Team has finalized and submitted a claim to the Army based upon ARC’s in January of 2010.

MB Jr. has engaged outside counsel to assist in this matter. At this time, it is too early to determine the matter’s outcome, although to date all parties appear focused on resolving the aforementioned issues.

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

Credit Risk.  On November 10, 2008, Storm Cat Energy (“Storm Cat”), a client of Baker Energy, filed for Chapter 11 bankruptcy protection. Shortly before the bankruptcy filing, on October 29, 2008, in an effort to protect the Company’s interests, the Company amended its ongoing contract with Storm Cat to provide for (i) the payment to the Company of $1.3 million of outstanding Storm Cat receivables and prepayment for future services under the contract, (ii) the conversion of remaining receivables (plus additional charges that may accrue) equal to $7.6 million as of November 10, 2008 into an unsecured promissory note at 6% interest to mature on April 30, 2009, and (iii) the subordination of the Company’s liens to those of the principal lenders provided that the monthly payments under the contract remain current. As a result of the bankruptcy, the promissory note was never executed, although the Company received the $1.3 million payment and received prepayments for the work it performed through September 30, 2009.

At the time of the bankruptcy, Storm Cat had $65 million in prepetition secured bank debt outstanding. Following the bankruptcy, approximately $14 million in debtor in possession (“DIP”) financing was established to continue Storm Cat operations and pursue a liquidity event, including the potential sale of Storm Cat properties. The terms of the DIP financing provide that it shall have priority over the prepetition debt and share pro-rata with valid mechanics’ lien holders. The Company has perfected its valid mechanics’ liens totaling approximately $7.3 million, while the remaining $0.3 million of its outstanding receivables do not qualify for liens. Under applicable law and absent any subordination, valid mechanics’ liens may have priority over prepetition debt.

Storm Cat marketed their properties and bids were received in February 2009. Although different bids were received for different properties or groups of properties, none of the bids received were deemed acceptable by the prepetition lenders, and all the bids were rejected. Alternatives were considered, and in August 2009 a term sheet for the reorganization of Stormcat was circulated and was being considered by the parties.

Under this proposal, Baker Energy would receive Series C Preferred Units in the reorganized Storm Cat. The units would be junior in liquidation to Series A and Series B Preferred Units. In addition, the proposal requires that various non-Baker Energy claims must be repaid in full prior to any payment with regard to any of the Preferred Units. Assuming those payments are made, the payments must be made with respect to the Series A and Series B Units and to an employee profit sharing pool before Baker Energy could realize any proceeds. In total, there are about $75 million of distributions to be made before any payments would be made to Baker Energy. Distributions would have to exceed $135 million before Baker Energy’s claim would be paid in full. The Company had advised Storm Cat that it would not object to this proposed plan, provided that the Storm Cat bankruptcy estate would not seek to recover approximately $1.3 million in potential preference claims from Baker Energy.

The reorganization scenario appeared to be the most likely outcome for Storm Cat. Attempts to sell the company or liquidate its assets did not yield bids that were high enough to be acceptable to creditors. Market prices for natural gas had not recovered to a level that would lead to higher asset values, thereby also reducing the value of Baker Energy’s lien position. As a result, during the quarter ended September 30, 2009, the Company had determined that recovery of its remaining unreserved receivable of $6.0 million was no longer probable. As such, the Company wrote off an additional $6.0 million in the third quarter of 2009 in recognition that due to changed circumstances, the collection of its $7.6 million receivable was unlikely. ($1.6 million was previously reserved in the fourth quarter of 2008.) The additional write down of $6.0 million is reflected in the Company’s “Income from discontinued operations, net of tax,” for 2009. Since under the reorganization proposal the Company required that the Storm Cat bankruptcy estate would not seek to recover the potential preference payment, the Company did not established a reserve for that amount.

Effective September 30, 2009, the Company sold the stock of various companies comprising its Energy business. As part of the stock sale, the Storm Cat contract and rights to collect the Storm Cat receivable were transferred to the buyers. No value was assigned to the receivable. However, the buyers have agreed that in the event that they recover any value for the receivable, 50 percent of that value will be transferred to the Company.

Services Agreement.  Effective September 30, 2009, as part of the sale to the buyers of Baker Energy, the Company sold the stock of Baker/MO Services, Inc. (“Baker/MO”) which was party to a Restated and Amended Operations, Maintenance and Services Agreement dated effective January 1, 2005 (the “Services Agreement”). Baker/MO was party to the Services Agreement with J.M. Huber Corporation (“Huber”) pursuant to which Baker/MO agreed to provide certain operation, maintenance, exploration, development, production and administrative services with respect to certain oil and gas properties owned by Huber in the State of Wyoming. In October 2006, the Wyoming Department of Audit initiated a sales and use tax audit against Huber for the time period 2003 through 2005. In February 2008, the Department of Audit issued revised preliminary audit findings against Huber in the amount of $4.3 million in tax, interest and penalties in relation to services provided under the Service Agreement. In November 2008, following a meeting between Huber, the Company and Wyoming tax officials, the Department of Audit reduced the assessment to $3.1 million. Huber notified the Company of a claim for indemnification under the Services Agreement, and the Company and Huber entered into an agreement regarding their respective responsibilities for the assessment. Another meeting with the Wyoming tax officials was held on May 1, 2009, during which the Company and Wyoming tax officials agreed to a settlement which reduced the total assessment to $0.2 million. Huber agreed to bear responsibility for that reduced assessment amount during the second quarter. Based on this settlement and Huber’s agreement to bear responsibility for that revised assessment, the Company was able to reduce its reserves for this matter by $2.1 million in the first quarter of 2009 and by an additional $0.4 million in the second quarter of 2009. These reductions are included in the Company’s “Income from discontinued operations, net of tax,” for 2009.

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

Reliance Liquidation.  The Company’s professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group (“Reliance”) for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Due to the subsequent liquidation of Reliance, the Company is currently uncertain what amounts paid by the Company to settle certain claims totaling in excess of $2.5 million will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company was notified in December 2009 that it would be receiving a $140,000 distribution from Reliance, which was subsequently received in January 2010. This amount was recognized in 2009 and was recorded as a receivable as of December 31, 2009. This distribution was not the final settlement and the Company may recover additional amounts in future periods. The Company had no other related receivables recorded from Reliance as of December 31, 2009 and December 31, 2008.

15.	LEASE COMMITMENTS

The Company’s non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 10 years. Rent expense under non-cancelable operating leases for continuing operations was $15,701,000, $15,815,000 and $17,319,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Rent expense under non-cancelable operating leases for discontinued operations was $1,716,000, $2,660,000 and $2,486,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Future annual minimum lease payments under non-cancelable capital and operating leases as of December 31, 2009 were as follows (in thousands):

	Capital lease	Operating lease
For the year ending December 31,	obligations	obligations	Total

2010	$188	$14,903	$15,091
2011	161	11,569	11,730
2012	—	10,081	10,081
2013	—	7,375	7,375
2014	—	6,659	6,659
Thereafter	—	18,336	18,336

Total	$349	$68,923	$69,272

16.	LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company’s Credit Agreement is with a consortium of financial institutions and provides for a commitment of $60 million through October 1, 2011. The commitment includes the sum of the principal amount of revolving credit loans outstanding (for which there is no sub-limit) and the aggregate face value of outstanding LOCs (which have a sub-limit of $20.0 million). As of December 31, 2009 and 2008, there were no borrowings outstanding under the Credit Agreement and outstanding LOCs were $9.4 million and $9.0 million, respectively.

Under the Credit Agreement, the Company pays bank commitment fees on the unused portion of the commitment, ranging from 0.2% to 0.375% per year based on the Company’s leverage ratio. There were no borrowings during 2009 and nominal borrowings during 2008.

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

17.	EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (in thousands, except per share data):

	For the year ended December 31,
(in thousands)	2009	2008	2007

Net income from continuing operations attributable to
Michael Baker Corporation	$24,572	$22,558	$17,330
Net income from discontinued operations attributable to
Michael Baker Corporation	2,349	6,596	2,010

Net income attributable to Michael Baker Corporation	$26,921	$29,154	$19,340

	For the year ended December 31,
(in thousands, except per share data)	2009	2008	2007

Basic:
Weighted average shares outstanding	8,855	8,811	8,742
Earnings per share:
Continuing operations	$2.77	$2.56	$1.98
Discontinued operations	0.27	0.75	0.23

Total	$3.04	$3.31	$2.21
Diluted:
Effect of dilutive securities -
Stock options and restricted shares	78	80	132
Weighted average shares outstanding	8,933	8,891	8,874
Earnings per share:
Continuing operations	$2.75	$2.54	$1.95
Discontinued operations	0.26	0.74	0.23

Total	$3.01	$3.28	$2.18

As of December 31, 2009 and 2008, there were 32,000 and 16,000, respectively, of the Company’s stock options that were excluded from the computations of diluted shares outstanding because the option exercise prices were more than the average market price of the Company’s common shares. As of December 31, 2007, all of the Company’s stock options were included in the computations of diluted shares outstanding because the option exercise prices were less than the average market price of the Company’s common shares.

18.	CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company’s Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. As of December 31, 2009, 520,319 treasury shares had been repurchased under the Board’s authorizations. The Company made no treasury share repurchases during 2009 or 2008.

As of December 31, 2009 and 2008, the difference between the number of treasury shares repurchased under these authorizations and the number of treasury shares listed on the consolidated balance sheets relates to an exchange of Series B Common Stock for 23,452 Common shares which occurred in 2002. The remaining difference relates to 1,330 shares issued to employees as bonus share awards in the late 1990s.

Under the Credit Agreement, the Company’s treasury share repurchases cannot exceed $5.0 million during the term of the Credit Agreement.

The Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. As of December 31, 2009 and 2008, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. As of December 31, 2009 and 2008, there were no shares of such Preferred Stock outstanding.

19.	RIGHTS AGREEMENT

In 1999, the Board of Directors adopted a Rights Agreement (the “Rights Agreement”). In connection with the Rights Agreement, the Company declared a distribution of one Right (a “Right”) for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group, excluding the Company’s Baker 401(k) Plan, (“401(k) Plan”) has acquired 25% or more of the Company’s outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of the Company’s outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. On November 5, 2009, the Company extended the term of the Rights Agreement by three years. The Rights will now expire on November 16, 2012, unless they are earlier exchanged or redeemed.

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

20.	BAKER 401(k) PLAN

The Company maintains a defined contribution retirement program through its 401(k) Plan, in which substantially all employees are eligible to participate. The 401(k) Plan offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the 401(k) Plan are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches up to 100% of the first 3% and 50% of the next 3% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 4.5% of eligible salary contributed. The Company’s matching contributions are invested not less than 25% in its Common Stock (purchased through open market transactions), with the remaining 75% being available to invest in mutual funds or its Common Stock, as directed by the participants. The Company’s required cash contributions under this program amounted to $6,065,000, $5,424,000 and $4,781,000 in 2009, 2008 and 2007, respectively, for continuing operations. The Company’s required cash contributions under this program amounted to $1,010,000, $1,283,000 and $896,000 in 2009, 2008 and 2007, respectively, for discontinued operations. In 2007, an additional discretionary employer contribution of $352,000 for continuing operations and $198,000 for discontinued operations was approved by the Board of Directors and accrued as of December 31, 2007. No discretionary employer contributions were approved by the Board of Directors in either 2009 or 2008.

As of December 31, 2009, the market value of all 401(k) Plan investments was $254.1 million, of which 16% represented the market value of the 401(k) Plan’s investment in the Company’s Common Stock. The Company’s 401(k) Plan held 11% of both the shares and voting power of its outstanding Common Stock as of December 31, 2009. Each participant who has shares of Common Stock allocated to their account will have the authority to direct the Trustee with respect to the vote and all non-directed shares will be voted in the same proportion as the directed shares.

21.	DEFERRED COMPENSATION PLAN

The Company has a nonqualified deferred compensation plan that provides benefits payable to non-employee directors at specified future dates, upon retirement, or death. Under the plan, participants may elect to defer their compensation received for their services as directors. This deferred compensation plan is unfunded; therefore, benefits are paid from the general assets of the Company. Participant cash deferrals earn a return based on the Company’s long-term borrowing rate as of the beginning of the plan year. The total of participant deferrals, which is primarily reflected as “Other long-term liabilities” in the Company’s consolidated balance sheets, was approximately $960,000 and $924,000 as of December 31, 2009 and 2008, respectively.

22.	STOCK BASED COMPENSATION

As of December 31, 2009, the Company had two fixed stock option plans under which stock options can be exercised. Under the 1995 Stock Incentive Plan (the “Plan”), the Company was authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through its expiration on December 14, 2004. Under the amended 1996 Non-employee Directors’ Stock Incentive Plan (the “Directors’ Plan”), the Company is authorized to grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. Under both plans, the exercise price of each option equals the average market price of the Company’s stock on the date of grant. Unless otherwise established, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan, while the options under the Directors’ Plan become fully vested on the date of grant and become exercisable six months after the date of grant. Vested options remain exercisable for a period of ten years from the grant date under both plans.

During the second quarter of 2009, the Company issued 12,000 restricted shares and granted 16,000 options to the non-employee directors. As of December 31, 2008, all outstanding options were fully vested under both plans. There were 104,463, 112,463 and 145,520 exercisable options under both plans as of December 31, 2009, 2008 and 2007, respectively.

The following table summarizes all stock option activity for both plans in 2009, 2008 and 2007:

				Weighted
		Weighted		average
	Shares	average	Aggregate	contractual life
	subject	exercise price	intrinsic	remaining
	to option	per share	value	in years

Balance at January 1, 2007	235,093	$13.43

Options granted	14,000	26.86
Options exercised	(101,573)	13.60
Options forfeited or expired	(2,000)	6.84

Balance at December 31, 2007	145,520	$14.70	$3,841,521	4.8

Options granted	16,000	37.53
Options exercised	(33,057)	11.06

Balance at December 31, 2008	128,463	$18.48	$2,377,316	5.4

Options granted	16,000	40.46
Options exercised	(40,000)	15.81

Balance at December 31, 2009	104,463	$22.87	$1,935,885	5.3

The weighted average fair value of options granted during 2009, 2008 and 2007 was $22.46, $17.91 and $13.13, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 and 2007 was $880,000, $460,000 and $2,153,000, respectively. As of December 31, 2009, no shares of the Company’s Common Stock remained available for future grant under the expired Plan, while 131,000 shares were available for future grant under the Directors’ Plan.

The following table summarizes information about stock options outstanding under both plans as of December 31, 2009:

	Options outstanding			Options exercisable
			Weightd		Weightd
	Number		average	Number	average
	of	Average	exercise	of	exercise
Range of exercise prices	options	life(1)	price	options	price

$6.25 — $8.55	15,429	1.9	$8.39	15,429	$8.39
$10.025 — $15.625	33,034	2.5	14.33	33,034	14.33
$20.16 — $26.86	24,000	6.5	22.43	24,000	22.43
$37.525 — $40.455	32,000	9.1	38.99	32,000	38.99

Total	104,463	5.3	$22.87	104,463	$22.87

(1)	Average life remaining in years.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	As of December 31,
	2009	2008	2007

Weighted average risk-free interest rate	3.4%	1.9%	3.7%
Weighted average expected volatility	48.7%	43.4%	34.1%
Expected option life	7.4 years	7.9 years	8.0 years
Expected dividend yield	0.00%	0.00%	0.00%

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

During the second quarter of 2008, the Company issued 40,000 Stock Appreciation Rights (“SARs”), which vest at varying intervals over a three-year period, in connection with the Company’s Chief Executive Officer’s employment agreement. Future payments for the SARs will be made in cash, subject to the Company’s discretion to make such payments in shares of the Company’s common stock under the terms of a shareholder-approved employee equity incentive plan. The Company did not have an active shareholder-approved employee equity plan as of December 31, 2009. The Company has recorded a liability for these SARs of $454,000 and $162,000 as of December 31, 2009 and 2008, respectively, within the “Other long-term liabilities” caption in its Consolidated Balance Sheet. The fair value of the SARs was estimated using a Black-Scholes option pricing model and will require revaluation on a quarterly basis. Based on the fair value of these SARs as of December 31, 2009, the Company anticipates recording additional expense ratably through the second quarter of 2011 of approximately $406,000.

The Company recognized total stock based compensation expense related to its restricted stock, options and SARs of $1,063,000, $772,000 and $436,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

23.	RELATED PARTY TRANSACTIONS

Effective April 25, 2001, the Company entered into a consulting agreement with Richard L. Shaw when he retired from his position as Chief Executive Officer. Through subsequent amendments, this agreement has been extended through April 26, 2011. The consulting agreement provides an annual compensation amount for consulting services in addition to the Company covering the costs of health insurance and maintaining life insurance for the executive. The consulting agreement also provides for a supplemental retirement benefit of $5,000 per month as well as the continuation of the life and health insurance benefits commencing at the expiration of the consulting term.

Effective September 14, 2006, Mr. Shaw’s compensation for the consulting services under the agreement was temporarily suspended due to his re-employment by the Company as its Chief Executive Officer. Effective March 1, 2008, compensation under the consulting agreement resumed upon Mr. Shaw’s retirement from the Company. Mr. Shaw’s total consulting fees were $106,000 and $89,000 for the years ended December 31, 2009 and 2008, respectively.

24.	SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA

The following table is provided as a supplement to the Company’s indirect-method statement of cash flows and reflects cash paid for interest and income taxes:

	For the year ended December 31,
	2009	2008	2007

Interest paid	$14	$199	$349
Income taxes paid	$18,925	$21,098	$14,490

Assets acquired on credit or through capital lease obligations were nominal for the years ended December 31, 2009, 2008 and 2007.

25.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2009 and gives effect to the disposition of our Energy business, which is presented as discontinued operations (in thousands, except per share information):

	2009 — Three months ended
	Mar. 31	June 30	Sept. 30	Dec. 31

Revenues	$115,084	$113,323	$110,153	$106,617
Gross profit	22,683	22,683	22,239	20,375
Income before noncontrolling interest and income taxes	10,289	8,921	10,919	7,833
Net income/(loss) attributable to Michael Baker Corporation
Continuing operations	6,276	5,481	6,956	5,859
Discontinued operations	1,563	1,569	322	(1,105)

Total	7,839	7,050	7,278	4,754
Diluted earnings/(loss) per common share
Continuing operations	0.70	0.62	0.78	0.65
Discontinued operations	0.18	0.17	0.03	(0.12)

Total	$0.88	$0.79	$0.81	$0.53

	2008 — Three months ended
	Mar. 31	June 30	Sept. 30	Dec. 31(1)

Revenues	$108,644	$113,519	$119,155	$114,611
Gross profit	20,843	23,827	23,788	16,074
Income before noncontrolling interest and income taxes	9,260	13,222	11,317	3,181
Net income attributable to Michael Baker Corporation
Continuing operations	5,649	8,157	6,811	1,941
Discontinued operations	466	101	4,982	1,047

Total	6,115	8,258	11,793	2,988
Diluted earnings per common share
Continuing operations	0.64	0.91	0.78	0.21
Discontinued operations	0.05	0.01	0.55	0.13

Total	$0.69	$0.92	$1.33	$0.34

(1)	During the fourth quarter, the Company’s Board of Directors approved a discretionary increase in incentive compensation related to the Company’s 2008 operating performance, which resulted in the recognition of $4.0 million of additional incentive compensation expense. The Company’s discontinued operations were unfavorably impacted in the fourth quarter of 2008 by a $1.6 million bad debt reserve related to a portion of a bankrupt client’s receivables and a $2.5 million reserve for a contract-related claim.

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

The Company’s 2009, 2008 and 2007 financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company’s financial records and related data, as well as the minutes of shareholders’ and directors’ meetings.

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

/s/ Michael J. Zugay
Michael J. Zugay
Executive Vice President
and Chief Financial Officer

/s/ James M. Kempton
James M. Kempton
Vice President and Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Michael Baker Corporation:

We have audited the accompanying consolidated balance sheets of Michael Baker Corporation and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests in 2007 and 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
March 15, 2010

SUPPLEMENTAL FINANCIAL INFORMATION

Market Information — Common Shares

The principal market on which the Company’s Common Stock is traded is the NYSE Amex under the ticker symbol “BKR.” High and low closing prices of the Company’s Common Stock for each quarter for the years ended December 31, 2009 and 2008 were as follows:

	2009				2008
	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$41.40	$42.96	$43.69	$42.60	$37.90	$38.34	$22.79	$41.00
Low	34.95	33.48	25.44	24.70	18.29	22.95	19.61	22.05