Form 10-K, Exhibit 13
period 2010-12-31
MICHAEL BAKER CORP
filed 2011-03-03
CIK 9263

EXHIBIT 13.1

SELECTED FINANCIAL DATA

The following table shows our selected consolidated financial information and has been derived from our audited financial statements. This financial information should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this exhibit.

(in thousands, except per share information)

	2010(1)	2009	2008	2007	2006

Results of Operations
Continuing Operations
Revenues	$499,353	$445,177	$455,929	$401,463	$380,062
Operating income	22,289	30,558	33,300	26,491	8,146
Net income	14,678	24,572	22,558	17,330	5,654
Diluted earnings per share	$1.60	$2.75	$2.54	$1.95	$0.65
Return on shareholders’ investment	8.0%	15.5%	17.5%	16.6%	6.5%
Total Michael Baker Corporation
Net income	$12,166	$26,921	$29,154	$19,340	$10,332
Diluted earnings per share	$1.33	$3.01	$3.28	$2.18	$1.19
Return on shareholders’ investment	6.6%	17.0%	22.6%	18.5%	11.9%

Financial Condition
Total assets	$321,065	$278,844	$292,062	$276,350	$263,916
Working capital	$123,974	$154,357	$114,209	$84,629	$67,227
Current ratio	2.17	2.59	1.84	1.56	1.44
Long-term debt	$—	$—	$—	$—	$11,038
Shareholders’ Investment	195,815	173,433	142,644	115,057	93,621
Book value per outstanding share	21.23	19.47	16.11	13.06	10.76
Year-end closing share price	$31.10	$41.40	$36.91	$41.10	$22.65

Cash Flow
Net cash provided by/(used in) operating activities	$27,073	$36,365	$32,228	$26,635	$(9,343)
Net cash (used in)/provided by investing activities	(53,805)	19,398	(5,285)	(1,560)	(14,933)
Net cash (used in)/provided by financing activities	(1,084)	446	55	(16,205)	18,417

(Decrease)/increase in cash	$(27,816)	$56,209	$26,998	$8,870	$(5,859)

Backlog	$1,575,100	$1,425,200	$984,200	$1,122,200	$1,057,100

Share Information
Year-end shares outstanding	9,223	8,907	8,855	8,810	8,698
Diluted weighted average shares outstanding	9,153	8,933	8,891	8,874	8,718

(1)	These results included LPA for the period May 3, 2010 to December 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our “Selected Financial Data” and our consolidated financial statements and related notes. The discussion in this section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our current expectations about future events. These expectations are subject to risks and uncertainties, many of which are beyond our control. For a discussion of important risk factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein, see the “Note with Respect to Forward-Looking Statements” and “Risk Factors” sections included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Business Overview and Environment

We provide engineering expertise for public and private sector clients worldwide, with our Transportation and Federal business segments providing a variety of services to our markets. The Transportation segment provides services for Transportation, Aviation, and Rail & Transit markets and the Federal segment provides services for Defense, Environmental, Architecture, Geospatial Information Technology, Homeland Security, Municipal & Civil, Pipelines & Utilities and Water markets. Among the services we provide to clients in these markets are program management, design-build (for which we provide only the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity. Our financial results are impacted by appropriations of public funds for infrastructure and other government-funded projects, capital spending levels in the private sector, and the demand for our services in the various engineering markets in which we compete.

On May 3, 2010, we acquired 100% of the outstanding shares of The LPA Group Incorporated and substantially all of its subsidiaries and affiliates (“LPA”), an engineering, architectural and planning firm specializing primarily in the planning and design of airports, highways, bridges and other transportation infrastructure, headquartered in Columbia, South Carolina. The majority of LPA’s clients are state and local governments as well as construction companies that serve those markets. Founded in 1981, LPA has a national reputation in the transportation consulting industry. With more than 35 offices across the United States (“U.S.”), LPA is consistently ranked in the Top 500 Design Firms by Engineering News-Record. The LPA acquisition has significantly expanded our presence in the southeastern U.S. Transportation market, and broadened our existing capabilities in planning, design, program management, and construction management in the Aviation, Highway, Bridge and Rail & Transit markets. LPA’s results are reflected in our Transportation segment for the period from May 3, 2010 through December 31, 2010.

We have significantly increased our revenues from U.S. federal government contracting in recent years and continue to view this as an important market, particularly the Department of Defense and the Department of Homeland Security. The Department of Homeland Security’s Federal Emergency Management Agency (“FEMA”), awarded BakerAECOM, LLC (“BakerAECOM”), a Delaware limited liability company of which we are the managing member, an Indefinite-Delivery/Indefinite-Quantity (“IDIQ”) contract for Production and Technical Services for FEMA’s Risk Mapping, Analysis and Planning Program (“Risk MAP Program”) on March 9, 2009. In February 2009, the U.S. Congress passed the American Recovery and Reinvestment Act of 2009, which contained approximately $130 billion for highways, buildings and other public works projects through December 31, 2010. We have benefited from work that the Federal government as well as state and local governments have procured as a result of this legislation, particularly in transportation design and construction phase services. In March 2010, the current legislation for transportation — the Safe, Accountable, Flexible, Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”) was extended by Congress through March 31, 2011. Although this extension provides funding for transportation infrastructure projects through the first quarter of 2011, the level of funding, and whether further extensions of the program will occur based on the outcome of the Federal deficit debate in Congress, is uncertain. As a result, our key transportation clients are continuing to exercise a significant amount of caution in granting new infrastructure projects or entering into extensions of existing commitments. We presently expect that this trend will continue for the foreseeable future.

Our significant contracts awarded during 2010 and early 2011 include:

•	An estimated $75.0 million IDIQ contract, which is for one year and may be extended up to four additional years, was awarded by the Naval Facilities Engineering Command (“NAVFAC”) to provide architectural and engineering services for Multimedia Environmental Compliance Engineering Support to the Navy and other Department of Defense entities.

•	A five-year, $30 million IDIQ architectural and engineering contract was awarded to one of our joint ventures, which we will be a subcontractor for, by the U.S. Army Corps of Engineers — Sacramento District to provide master planning and related geographical information systems services for various federal, state, local and municipal agencies worldwide.

•	A $14.9 million, four-year contract with the Virginia Department of Transportation to deliver construction engineering and inspection services for the I-95 Bridges Rehabilitation Project in Richmond, Virginia.

•	An $8.9 million, three-year project with the Indiana Department of Transportation and the Kentucky Transportation Cabinet to provide construction oversight services for the Milton-Madison Ohio River Bridge project.

•	A twelve-month, $6.7 million contract with the Arizona Department of Transportation to design three miles of new freeway in the cities of Glendale and Surprise, Arizona.

•	Four separate design-build contracts with the U.S. Army Corps of Engineers, Louisville District, were awarded to our design-build team with the Korte Company to provide architecture and engineering design services for Armed Forces Reserve Facilities in Oklahoma, Texas and Puerto Rico. The total construction value of the facilities is $74.0 million, while our combined fees for the projects will be $5.0 million.

In addition, Baker is the lead architectural and engineering firm on a Kiewit-Mortenson joint venture. This Kiewit-Mortenson joint venture is one of seven companies to be awarded a multiple award construction contract (“MACC”) by the NAVFAC — Pacific to compete for design and construction projects on Guam and other areas in the NAVFAC Pacific area. The total capacity of the combined MACC contract for construction of facilities and infrastructure is $4.0 billion, with each of the seven contracts being for a twelve-month base period with four, one-year option periods.

Our five-year IDIQ contract with FEMA for up to $750 million to serve as the program manager to develop, plan, manage, implement and monitor the Multi-Hazard Flood Map Modernization Program (“FEMA Map Mod Program”) for flood hazard mitigation across the U.S. and its territories was scheduled to conclude on March 10, 2009. FEMA added a contract provision that extended the ordering period through September 2010. As of December 31, 2010, approximately $12 million is in our funded backlog related to this program. We expect work and revenue related to our current authorizations to continue through 2011.

Discontinued Operations — Energy

In our 2009 filings, we presented an Engineering and an Energy business segment. Our former Energy segment (“Baker Energy”) provided a full range of services for operating third-party oil and gas production facilities worldwide. On September 30, 2009, we divested substantially all of our subsidiaries that pertained to our former Energy segment (the “Energy sale”). Additionally, we sold our interest in B.E.S. Energy Resources Company, Ltd. (“B.E.S.”), an Energy company, on December 18, 2009 to J.S. Technical Services Co., LTD., which is owned by our former minority partner in B.E.S. As such, the Energy business has been reclassified into “discontinued operations” in our accompanying consolidated financial statements. The results for the years ended December 31, 2010, 2009 and 2008 give effect to the dispositions.

Executive Overview

Our earnings per diluted common share for continuing operations were $1.60 for the year ended December 31, 2010, compared to $2.75 per diluted common share reported for 2009. Our total earnings per diluted common share were $1.33 for the year ended December 31, 2010, compared to $3.01 per diluted common share reported for the same period in 2009.

Our revenues from continuing operations were $499.4 million for the year ended December 31, 2010, a 12% increase from the $445.2 million reported for the same period in 2009. This increase in revenues was driven by $58.5 million of revenues from LPA, which was acquired in the second quarter of 2010, and increases in other key Transportation segment projects, offset by a decrease in revenues in our Federal segment.

Income from continuing operations for the year ended December 31, 2010 was $14.7 million, compared to $24.6 million for the same period in 2009. These results were driven by a decrease in our Federal segment’s work performed on the FEMA Map Mod Program contract and for our unconsolidated joint venture in Iraq, as well as an overall increase in our selling, general and administrative (“SG&A”) expenses driven primarily by the LPA acquisition. In addition, income from our unconsolidated subsidiary, Stanley Baker Hill, LLC (“SBH”), decreased by $5.9 million year over year. These decreases were offset by an increase in revenues and margins in our Transportation segment, which includes the results of LPA, and a year-over-year decrease in our incentive compensation costs, partially offset by amortization expense for intangible assets related to the LPA acquisition.

We had a loss from discontinued operations related to our former Energy segment of $2.5 million for 2010, as compared to income of $2.3 million for the same period in 2009. The 2010 loss from discontinued operations was primarily attributable to the unfavorable development of legacy insurance claims and foreign tax accruals related to our former Energy business.

Results of Operations

Comparisons of the Year Ended December 31, 2010 and 2009

Revenues

Our revenues totaled $499.4 million for 2010 compared to $445.2 million for 2009, reflecting an increase of $54.2 million or 12%. This increase was driven by our Transportation segment, including $58.5 million of revenues from LPA which was acquired in the second quarter 2010, offset by a decrease in revenues in our Federal segment.

Transportation.  Revenues were $276.1 million for 2010 compared to $196.3 million for 2009, reflecting an increase of $79.8 million or 41%. The following table presents Transportation revenues by client type:

(in millions)	2010		2009

Revenues by client type
Federal government	$9.5	4%	$9.7	5%
State and local government	210.3	76%	163.4	83%
Domestic private industry	56.3	20%	23.2	12%

Total revenues	$276.1	100%	$196.3	100%

This increase was primarily driven by state and local government and domestic private industry revenues totaling $58.5 million from LPA, which was acquired in the second quarter of 2010. The increase was also driven by the period-over-period increase in services provided for Pennsylvania Department of Transportation projects of $7.5 million, revenues generated as a subcontractor for various projects related to the Utah Department of Transportation for design work on the expansion of the I-15 Corridor Reconstruction project totaling $6.8 million, and increases of services provided for the New Jersey Turnpike Commission of $4.3 million, the Arizona Department of Transportation of $3.3 million and for the Alamo Regional Mobility Authority of $2.8 million, partially offset by a decrease in work performed for the New Jersey Department of Transportation of $3.7 million.

Federal.  Revenues were $223.3 million for 2010 compared to $248.9 million for 2009, reflecting a decrease of $25.6 million or 10%. The following table presents Federal revenues by market:

(in millions)	2010		2009

Revenues by client type
Federal government	$173.8	78%	$207.8	84%
State and local government	29.6	13%	17.6	7%
Domestic private industry	19.9	9%	23.5	9%

Total revenues	$223.3	100%	$248.9	100%

The decrease in our Federal segment’s revenues for 2010 was driven by a decrease of $20.4 million in federal government work performed for our unconsolidated subsidiary operating in Iraq and the net decrease in work performed on our FEMA contracts of $13.2 million as compared to 2009, partially offset by an increase in services provide for the NAVFAC — Atlantic Division of $5.4 million, the Department of Public Works in Montgomery County, Maryland of $2.6 million and the Alaska Department of Natural Resources of $2.2 million.

Total revenues from FEMA were approximately $54 million and $67 million for 2010 and 2009, respectively. This decrease is primarily a result of the FEMA Map Mod Program being in its final stages, with this decrease partially offset with revenues from the Risk MAP Program, the intended successor to FEMA Map Mod Program. As a result of achieving certain performance levels on the FEMA Risk Map Program and FEMA Map Mod Program, we recognized revenues from project incentive awards totaling $1.4 million in 2010 compared to $3.1 million for 2009.

Gross Profit

Our gross profit totaled $99.1 million for 2010 compared to $88.0 million for 2009, reflecting an increase of $11.1 million or 13%. Gross profit expressed as a percentage of revenues was 19.8% for both 2010 and 2009. The increase in gross profit for 2010 is primarily attributable to the addition of LPA’s margin of $12.2 million (net of amortization expense of $3.7 million for intangible assets related to the acquisition), decrease in incentive compensation costs of $3.7 million and increased revenue volume and margin improvement in our Transportation segment exclusive of LPA’s results, partially offset by a decrease in our Federal segment’s revenue volume. Included in total gross profit for 2010 and 2009 were Corporate-related costs for self-insured professional liability claims of $1.6 million and $1.1 million, respectively, which were not allocated to our segments.

Direct labor and subcontractor costs are major components in our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 26.5% for 2010 compared to 27.5% for 2009, while subcontractor costs expressed as a percentage of revenues were 21.7% for 2010 compared to 21.5% for 2009. Direct labor costs were primarily affected by a decrease in work performed for FEMA and SBH, while subcontractor costs as a percentage of revenue remain essentially unchanged. Expressed as a percentage of revenues, direct labor decreased in both segments while subcontractor costs increased in our Transportation segment and decreased in our Federal segment period over period.

Transportation.  Gross profit was $53.5 million for 2010 compared to $36.3 million for 2009, reflecting an increase of $17.2 million or 47%. The increase in gross profit for 2010 is primarily attributable to improved revenue volume compared to 2009 coupled with the addition of LPA’s margin and a decrease in incentive compensation costs, partially offset by increased amortization expense for intangible assets related to the LPA acquisition. Transportation’s gross profit expressed as a percentage of revenues was 19.3% in 2010 compared to 18.5% in 2009. Gross profit expressed as a percentage of revenues increased as a result of increased margin related to project mix, as well as a decrease in incentive compensation costs totaling $1.4 million, partially offset by the aforementioned amortization expense of $3.7 million.

Federal.  Gross profit was $47.2 million for 2010 compared to $52.8 million for 2009, reflecting a decrease of $5.6 million or 11%. The decrease in gross profit for 2010 is primarily attributable to a decrease in revenue volume, partially offset by the decrease in incentive compensation costs. Gross profit expressed as a percentage of revenues was 21.2% for both 2010 and 2009. Gross profit expressed as a percentage of revenues was unfavorably impacted by a decrease in margin related to project mix, which was offset by a decrease in incentive compensation costs totaling $2.3 million compared to 2009.

Selling, General and Administrative Expenses

Our SG&A expenses totaled $76.8 million for 2010 compared to $57.4 million for 2009, reflecting an increase of $19.4 million or 34%. SG&A expenses for the Transportation segment were $45.1 million for 2010 compared to $28.3 million for 2009, reflecting an increase of $16.8 million or 59%. SG&A expenses for the Transportation segment expressed as a percentage of revenues increased to 16.3% for 2010 from 14.4% for 2009 driven primarily by an increase in costs related to the addition of LPA. SG&A expenses for the Federal segment were $31.6 million for 2010 compared to $28.8 million for 2009, reflecting an increase of $2.8 million or 9.7%. SG&A expenses for the Federal segment expressed as a percentage of revenues increased to 14.2% for 2010 from 11.6% for 2009 driven in part by the Federal segment’s decreased revenue volume.

Overhead costs are primarily allocated between the Transportation and Federal segments based on that segment’s percentage of total direct labor. As a result of the allocation, SG&A expenses by segment directly fluctuated in relation to the increases or decreases in the Transportation and Federal segment’s direct labor percentage of total direct labor. Also included in total SG&A expenses for 2010 and 2009 were Corporate-related costs of $0.1 million and $0.3 million, respectively, which were not allocated to our segments.

SG&A expenses increased period-over-period primarily due to additional SG&A expenses of $14.2 million from LPA, which includes amortization expense of $1.0 million for intangible assets related to the LPA acquisition. Also contributing to the increase in SG&A expenses was an increase in acquisition and integration-related costs, increased occupancy-related costs associated with significant renewal activity and the addition of new locations during the year, a favorable, non-recurring insurance settlement that was recognized in 2009, a nonrecurring indirect tax charge, and increased professional fees, partially offset by a decrease in incentive compensation costs. SG&A expenses expressed as a percentage of revenues increased to 15.4% for 2010 from 12.9% for 2009. This overall increase in SG&A expenses expressed as a percentage of revenues is primarily driven by the aforementioned increased acquisition and integration-related costs of $2.3 million, increased occupancy-related costs of $1.1 million, favorable non-recurring insurance settlements totaling approximately $1.0 million that was recognized in 2009, a nonrecurring indirect tax charge of $0.6 million and an increase in professional fees of $0.5 million. This was offset by a reduction of incentive compensation costs of $1.6 million.

Other Income/(Expense)

“Other income/(expense)” aggregated to income of $2.4 million for 2010 compared to $7.4 million for 2009. “Other income/(expense)” is comprised primarily of equity income from our unconsolidated subsidiaries of $2.6 million for 2010 compared to $7.1 million for 2009. The decrease in equity income from our unconsolidated subsidiaries was primarily due to SBH’s current Iraq IDIQ contract ending in September 2009 and the associated decrease in work performed as existing task orders were completed. It is not anticipated that further contract funding will be added to this contract vehicle. A modest amount of currently funded task order work was extended beyond September 30, 2010 but the contract was materially complete by September 2010. SBH will be dissolved in 2011 and we anticipate any activity for this entity until dissolution will be nominal. The decrease in SBH from $7.1 million for 2009 to $1.2 million for 2010 was partially offset by an increase of $1.4 million related to the addition of LPA’s joint venture, Louisiana TIMED Managers (“LTM”), during the period. We do not anticipate LTM to maintain this level of income in future periods. Interest income increased from $0.2 million in 2009 to $0.4 million in 2010, primarily due to the increased interest earned on available for sale securities Also included in “Other income/(expense)” is a minimal amount of interest expense and currency-related gains and losses.

Income Taxes

Our provisions for income taxes from continuing operations resulted in effective income tax rates of approximately 39% and 35% for the years ended December 31, 2010 and 2009, respectively. The variance between the U.S. federal statutory rate of 35% and our effective income tax rates for these periods is primarily due to state income taxes and permanent items that are not deductible for U.S. tax purposes. In 2009, the impact of state income taxes and permanent differences was fully offset by our ability to utilize $1.4 million of foreign tax credits.

Loss/Income from Discontinued Operations

As a result of the sale of our Energy business, we have presented those results on a discontinued operations basis. The net loss from discontinued operations was $2.5 million for 2010 as compared to net income from discontinued operations of $2.3 million in 2009. As part of the Energy sale we have indemnified the buyer for certain legacy costs related to our former Energy segment in excess of amounts accrued as of the transaction date. These costs include, but are not limited to, insurance and taxes. The 2010 net loss from discontinued operations primarily related to the unfavorable development of legacy insurance claims and adjustment of foreign tax accruals related to the Energy business. Reflected in our December 31, 2010 Consolidated Balance Sheet are both liabilities and assets related to Baker Energy’s workers’ compensation, automobile and health insurances through September 30, 2009. As part of the sale of Baker Energy, the buyer agreed to assume the liabilities associated with those insurances, subject to certain indemnifications, as of September 30, 2009. However, corresponding liabilities representing the reserves associated with these insurances, including reserves for incurred but not reported claims, are included in our Consolidated Balance Sheet as those insurances are written to us, rather than to a Baker Energy entity. As such, we are required to maintain reserves for these insurances in our Consolidated Balance Sheet. As the buyer assumed the liabilities associated with these insurances as of the closing balance sheet, we have also recorded a corresponding receivable from the buyer representing the amount of the aggregate insurance liabilities as of September 30, 2009 for the Energy Business, less reimbursements made to us through December 31, 2010. We have also indemnified the buyer for any taxes in excess of the amounts accrued as of September 30, 2009.

The income tax benefit attributable to discontinued operations was approximately $0.2 million in 2010, as compared to a benefit for income taxes of approximately $5.5 million in 2009. During 2010, the Company incurred additional non-deductible expenses related to its discontinued operations totaling $2.5 million and paid insurance liabilities totaling $1.8 million. This had the effect of increasing the capital loss carryforward and related valuation allowance to $23.3 million and $8.2 million, respectively. Additionally, the Company’s valuation allowance against its deferred tax asset for insurance liabilities was reduced to $1.4 million as of December 31, 2010 from $2.0 million as of December 31 2009. The 2009 income tax benefit was primarily attributable to utilizing credits for taxes paid in foreign jurisdictions as a result of generating sufficient foreign source income to offset our overall foreign loss. These benefits were partially offset by the normal course provisions for income tax during 2009 for our former Energy operations.

Comparisons of the Year Ended December 31, 2009 and 2008

Revenues

Our revenues totaled $445.2 million for 2009 compared to $455.9 million for 2008, reflecting a decrease of $10.7 million or 2%. This decrease was driven by our Federal segment, partially offset by an increase in revenues in our Transportation segment.

Transportation.  Revenues were $196.3 million for 2009 compared to $180.8 million for 2008, reflecting an increase of $15.5 million or 9%. The following table presents Transportation revenues by client type:

(in millions)	2009		2008

Revenues by client type
Federal government	$9.7	5%	$7.0	4%
State and local government	163.4	83%	155.8	86%
Domestic private industry	23.2	12%	18.0	10%

Total revenues	$196.3	100%	$180.8	100%

This increase was primarily driven by increases in work performed for the Pennsylvania Department of Transportation of $7.5 million, North Texas Tollway Authority of $2.7 million, the Ohio Department of Transportation of $2.6 million, as well as increases on several other existing projects.

Federal.  Revenues were $248.9 million for 2009 compared to $275.1 million for 2008, reflecting a decrease of $26.2 million or 10%. The following table presents Federal revenues by market:

(in millions)	2009		2008

Revenues by client type
Federal government	$207.8	84%	$231.8	85%
State and local government	17.6	7%	20.0	7%
Domestic private industry	23.5	9%	23.3	8%

Total revenues	$248.9	100%	$275.1	100%

The decrease in our Federal segment’s revenues for 2009 was driven by a decrease in work performed on our FEMA contracts of $26.3 million as compared to 2008, partially offset by an increase of $2.4 million in federal government work performed for our unconsolidated subsidiary operating in Iraq.

Total revenues from FEMA were approximately $67 million and $93 million for 2009 and 2008, respectively. This decrease is primarily a result of approaching the contract close out date for the FEMA Map Mod Program. As a result of achieving certain performance levels on the FEMA Map Mod Program, we recognized revenues from project incentive awards totaling $3.1 million and $4.1 million for 2009 and 2008, respectively.

Gross Profit

Our gross profit totaled $88.0 million for 2009 compared to $84.5 million for 2008, reflecting an increase of $3.5 million or 4%. Gross profit expressed as a percentage of revenues was 19.8% for 2009 compared to 18.5% for 2008. This increase in gross profit and gross profit expressed as a percentage of revenues was driven by margin improvement related to project mix, partially offset by a reduction in FEMA project incentive awards of $1.0 million. Total gross profit included Corporate expense of $1.1 million for 2009 versus $1.1 million of income for 2008 that was not allocated to our segments. We experienced a reduction in costs of $1.7 million related to our self-insured professional liability claims during 2008 as compared to unfavorable claims development related to our self-insured professional liability in 2009 which drove this year-over-year change in Corporate expense.

Direct labor and subcontractor costs are major components in our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 27.5% for 2009 compared to 25.1% for 2008, while subcontractor costs expressed as a percentage of revenues were 21.5% and

26.9% for 2009 and 2008, respectively. Expressed as a percentage of revenues, direct labor increased due to work performed for our unconsolidated subsidiary operating in Iraq, while the decrease in work related to FEMA drove the decrease in subcontractor costs period over period.

Transportation.  Gross profit was $36.3 million for 2009 compared to $28.7 million for 2008, reflecting an increase of $7.6 million or 26%. The increase in gross profit for 2009 is primarily attributable to an increased revenue volume and margin improvements compared to 2008. Transportation’s gross profit expressed as a percentage of revenues was 18.5% in 2009 compared to 15.9% in 2008. The increase in gross profit expressed as a percentage of revenue was driven by margin improvement related to project mix.

Federal.  Gross profit was $52.8 million for 2009 compared to $54.7 million for 2008, reflecting a decrease of $1.9 million or 3%. The decrease in gross profit for 2009 is primarily attributable to a decreased revenue volume and a reduction in project incentive awards of $1.0 million. Gross profit expressed as a percentage of revenues was 21.2% in 2009 compared to 19.9% in 2008. The increase in gross profit expressed as a percentage of revenue was driven by margin improvement related to project mix, offset by a decrease in project incentive awards of $1.0 million compared to 2008.

Selling, General and Administrative Expenses

Our SG&A expenses totaled $57.4 million for 2009 compared to $51.2 million for 2008, reflecting an increase of $6.2 million or 12%. SG&A expenses for the Transportation segment were $28.3 million for 2009 compared to $24.8 million for 2008, reflecting an increase of $3.5 million or 14%. SG&A expenses for the Transportation segment expressed as a percentage of revenues increased to 14.4% for 2009 from 13.8% for 2008. SG&A expenses for the Federal segment were $28.8 million for 2009 compared to $26.3 million for 2008, reflecting an increase of $2.5 million or 10%. SG&A expenses for the Federal segment expressed as a percentage of revenues increased to 11.6% for 2009 from 9.6% for 2008.

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

Overhead costs are primarily allocated between the Transportation and Federal segments based on that segment’s percentage of total direct labor. As a result of the allocation, SG&A expenses by segment directly fluctuated in relation to the increases or decreases in the Transportation and Federal segment’s direct labor percentage of total direct labor. Also included in total SG&A expenses for 2009 and 2008 were Corporate-related costs of $0.3 million and $0.1 million, respectively, which were not allocated to our segments.

Other Income/(Expense)

“Other income/(expense)” aggregated to income of $7.4 million for 2009 compared to income of $3.7 million for 2008. “Other income/(expense)” primarily included equity income from our unconsolidated subsidiary of $7.1 million for 2009 compared to $3.1 million for 2008. The increase in equity income from our unconsolidated subsidiary was primarily related to improved margins on extensions of work orders being performed by our unconsolidated subsidiary operating in Iraq. Also included in “Other income/(expense)” is a minimal amount of interest income, interest expense and currency-related gains and losses.

Income Taxes

Our provisions for income taxes from continuing operations resulted in effective income tax rates of approximately 35% and 39% for the years ended December 31, 2009 and 2008, respectively.

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

The loss on the sale of Baker Energy was offset by a tax benefit of approximately $0.6 million. The majority of the loss resulted in a capital loss carryforward of approximately $19.0 million for tax purposes, for which a deferred tax asset and related valuation allowance totaling $6.7 million was recorded due to our expected inability to utilize it. The Company also recorded a full valuation allowance against $2.0 million in net deferred tax assets related to Legacy Baker Energy insurance liabilities. These liabilities are reimbursable from the buyer but the related accounts receivable has already been included within the previously mentioned capital loss. Should we be able to generate capital gains within the five-year carryforward period, the reserved portion of these deferred tax assets may also be utilized; however, our current projections do not forecast sufficient capital gains necessary to utilize that asset.

In conjunction with the sale of B.E.S. on December 18, 2009, we recorded a loss of $0.2 million. The loss for B.E.S. included nominal fees associated with the sale of this entity.

Contract Backlog

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

The following table presents our contract backlog:

	As of December 31,
(in millions)	2010	2009

Funded	$569.5	$461.3
Unfunded	1,005.6	963.9

Total	$1,575.1	$1,425.2

As of December 31, 2010, our funded backlog consisted of approximately $400 million for our Transportation segment and approximately $170 million for the Federal segment. Included in total backlog as of December 31, 2010 was $104 million of funded backlog related to LPA. Of our total funded backlog as of December 31, 2010, approximately $279 million is expected to be recognized as revenue within the next year. Additionally, we expect our sources of revenue within the next year to include recognized unfunded backlog and new work added. Due to the nature of unfunded backlog, consisting of options that have not yet been exercised or task orders that have not yet been approved, we are unable to reasonably estimate what, if any, portion of our unfunded backlog will be realized within the next year.

In March 2009, BakerAECOM was informed by FEMA that it has been awarded an IDIQ contract for the Risk MAP Program, which is the successor to the FEMA Map Mod Program. The resultant performance-based contract has a five-year term with a maximum contract value of up to $600 million. As of December 31, 2010, approximately $50 million is in our funded backlog and $504 million is in our unfunded backlog related to this program.

As of December 31, 2010 and 2009, approximately $12 million and $40 million of our funded backlog, respectively, related to the $750 million FEMA Map Mod Program contract to assist FEMA in conducting a large-scale overhaul of the nation’s flood hazard maps, which commenced late in the first quarter of 2004. This contract includes data collection and analysis, map production, product delivery, and effective program management; and seeks to produce digital flood hazard data, provide access to flood hazard data and maps via the Internet, and implement a nationwide state-of-the-art infrastructure that enables all-hazard mapping. This contract was scheduled to conclude on March 10, 2009; however, FEMA added a contract provision that extended the ordering through September 2010. We do not anticipate realizing most of the remaining contract balance ($191 million as of December 31, 2010); as such this was removed from our unfunded backlog in the first quarter of 2009. We expect modest work and revenue related to our current authorizations to continue through 2011.

Liquidity and Capital Resources

We have three principal sources of liquidity to fund our operations: our existing cash, cash equivalents, and investments; cash generated by operations; and our available capacity under our Unsecured Credit Agreement (“Credit Agreement”), which is with a consortium of financial institutions and provides for a commitment of $125 million through September 30, 2015.

The following table reflects our available funding capacity as of December 31, 2010:

(in millions)

Available Funding Capacity
Cash & Cash Equivalents		$77.4
Available for sale securities		9.8
Credit agreement
Revolving credit facility	125.0
Outstanding borrowings	—
Issued letters of credit	(7.7)

Net line of credit capacity available		117.3

Total available funding capacity		$204.5

Our cash flows are primarily impacted from period to period by fluctuations in working capital. Factors such as our contract mix, commercial terms, days sales outstanding (“DSO”) and delays in the start of projects may impact our working capital. In line with industry practice, we accumulate costs during a given month and then bill those costs in the following month for many of our contracts. While salary costs associated with the contracts are paid on a bi-weekly basis, certain subcontractor costs are generally not paid until we receive payment from our customers. As of December 31, 2010 and 2009, $20.6 million and $19.5 million, respectively, of our accounts payable balance is comprised of invoices with “pay-when-paid” terms. As a substantial portion of our customer base is with public sector clients, such as agencies of the U.S. Federal Government as well as Departments of Transportation for various states, we have not historically experienced a large volume of write-offs related to our receivables and our unbilled revenues on contracts in progress. We regularly assess our receivables and costs in excess of billings for collectability, and provide allowances for doubtful accounts where appropriate. We believe our reserves for doubtful accounts are appropriate as of December 31, 2010, but adverse changes in the economic environment may impact certain of our customers’ ability to access capital and compensate us for our services, as well as impact project activity for 2011. The following table represents our summarized working capital information:

	As of December 31,
(in millions, except ratios)	2010	2009	Change

Current assets	$230.2	$251.3	$(21.1)
Current liabilities	(106.2)	(97.0)	9.2

Working capital	$124.0	$154.3	$(30.3)
Current Ratio*	2.17	2.59	N/A

*	Current ratio is calculated by dividing current assets by current liabilities.

The decrease in our working capital and current ratio in 2010 is driven by the acquisition of the LPA Group. We utilized approximately $52.4 million of our existing cash and cash equivalents for this transaction, and the acquisition generated approximately $43.8 million of goodwill, which is a non-current asset.

Cash Provided by Operating Activities

Cash provided by operating activities was $27.1 million, $36.4 million and $32.2 million for years ended December 31, 2010, 2009 and 2008, respectively. Non-cash charges for depreciation and amortization increased to $9.5 million in 2010 from $5.6 million and $5.0 million in 2009 and 2008, respectively, due to the amortization of intangible assets acquired as part of the acquisition of LPA in 2010.

Our cash provided by operating activities for 2010 resulted primarily from the net income of $12.9 million, a decrease in receivables of $10.6 million and the dividends received from our unconsolidated subsidiary of $2.6 million. Unfavorably impacting our cash provided by operating activities was an increase in our prepaid taxes as of December 31, 2010 as compared to the prior year.

Our total days sales outstanding in receivables and unbilled revenues, net of billings in excess, increased from 81 days at year-end 2009 to 82 days as of December 31, 2010. This slight 2010 increase in DSO was primarily driven by the decrease in revenues during in the fourth quarter of 2010 and the year over year increase in unbilled revenues, net of billings in excess.

Our cash provided by operating activities for 2009 resulted primarily from net income of $27.2 million and the dividends received from our unconsolidated subsidiary of $7.3 million. Also favorably impacting our cash provided by operating activities was a decrease in our prepaid balance as of December 31, 2009.

Cash (Used in)/Provided by Investing Activities

Cash used in investing activities was $53.8 million in 2010, primarily as a result of our acquisition of LPA. We disbursed $52.4 million related to the LPA acquisition in the second quarter of 2010, which is reflected as an outflow for the year ended December 31, 2010. Conversely, $10.0 million related to a net asset adjustment provision in the terms of the Energy Sale was received in 2010, and is reflected as an inflow for the year ended December 31, 2010. Cash used in investing activities for 2010 reflects $7.7 million related to the net purchases of available-for-sale securities partially offset by net cash inflows of $2.5 million related to the maturity of short-term investments.

Cash provided by investing activities for 2009 included approximately $37.9 million of cash conveyed to us from the buyer upon the sale of Baker Energy. This cash receipt was partially offset by existing cash of approximately $7.8 million conveyed to the buyer upon the sale of Baker Energy. This cash, which related to our former Energy business’ international operations, was reimbursed through the sale agreement net asset adjustment; however, the proceeds of the net asset adjustment were not received prior to December 31, 2009 and were reflected as an inflow of cash in 2010 as noted above. Cash provided by investing activities for 2009 also included approximately $0.9 million of net cash conveyed to us upon the sale of B.E.S. Partially offsetting the cash inflows from the sale of these businesses in 2009 was $2.5 million and $2.2 million related to the purchase of short-term investments and available-for-sale securities, respectively.

In addition, our cash used in investing activities for all periods presented also related to capital expenditures. The majority of our 2010 capital additions pertain to computer software purchases, office equipment and leasehold improvements related to office openings or relocations. We also acquired various assets through operating leases, which reduced the level of capital expenditures that would have otherwise been necessary to operate our business.

Cash (Used in)/Provided by Financing Activities

In 2010, in conjunction with the refinancing of our Credit Agreement, we incurred $0.6 million of costs, which are reflected as an outflow of cash from financing activities. Our other financing activities primarily related to noncontrolling interest distributions and capital contributions related to our BakerAECOM partners, excess tax expense from stock based compensation and payments on capital lease obligations partially offset by the proceeds received from the exercise of stock options for the periods presented.

Credit Agreement

On September 30, 2010, we entered into a new Credit Agreement. Our new Credit Agreement is with a consortium of financial institutions and provides for an aggregate commitment of $125.0 million revolving credit facility with a $50 million accordion option through September 30, 2015. The new arrangement increased our credit capacity by $65 million. The Credit Agreement includes a $5.0 million swing line facility and $20.0 million sub-facility for the issuance of letters of credit (“LOCs”). As of December 31, 2010 and 2009, there were no borrowings outstanding under our respective Credit Agreements and outstanding LOCs were $7.7 million and $9.4 million, respectively.

The Credit Agreement provides pricing options for us to borrow at the bank’s prime interest rate or at LIBOR plus an applicable margin determined by our leverage ratio based on a measure of indebtedness to earnings before interest, taxes, depreciation, and amortization (“EBITDA”). Our Credit Agreement also contains usual and customary negative covenants for a credit facility, requires us to meet minimum leverage and interest and rent coverage ratio covenants and places certain limitations on dividend payments. Our Credit Agreement also contains usual and customary provisions regarding acceleration. In the event of certain defaults by us under the credit facility, the lenders will have no further obligation to extend credit and, in some cases, any amounts owed by us under the credit facility will automatically become immediately due and payable.

Although only $7.7 million of our credit capacity was utilized under this facility as of December 31, 2010, in future periods we may leverage our Credit Agreement to facilitate our growth strategy, specifically utilizing our available credit to fund strategic acquisitions. The inability of one or more financial institutions in the consortium to meet its commitment under our Credit Agreement could impact our growth strategy. Currently, we believe that we will be able to readily access our Credit Agreement as necessary.

Financial Condition & Liquidity

As of December 31, 2010, we had $77.4 million of cash & cash equivalents, as well as approximately $9.8 million in available for sale securities. Since our long-term plan is to grow both organically and through acquisitions, our management team determined that capital preservation is a critical factor in executing on this strategy. As such, the determination was made to maintain the majority of our cash balances in highly rated bonds and money market funds. We believe that this strategy to preserve our current cash position with sufficient liquidity to deploy those funds rapidly is the prudent course of action in light of our acquisition and organic growth initiatives. We principally maintain our cash & cash equivalents and bonds in accounts held by major banks and financial institutions. The majority of our funds are held in accounts in which the amounts on deposit are not covered by or exceed available insurance by the Federal Deposit Insurance Corporation. Although there is no assurance that one or more institutions in which we hold our cash & cash equivalents and bonds will not fail, we currently believe that we will be able to readily access our funds when needed.

We plan to utilize our cash, investments and borrowing capacity under the Credit Agreement for, among other things, short-term working capital needs, including the satisfaction of contractual obligations and payment of taxes, to fund capital expenditures, and to support strategic opportunities that management identifies. We continue to pursue growth in our core businesses and are specifically seeking to expand our engineering operations through organic growth and strategic acquisitions that align with our core competencies. We consider acquisitions, or related investments, for the purposes of geographic expansion and/or improving our market share as key components of our growth strategy and intend to use existing cash, investments and the Credit Agreement to fund such endeavors. Additionally, in February 2011, we filed a shelf registration with the Securities & Exchange Commission (“SEC”). Under the shelf registration, if and when declared effective by the SEC, we may sell, from time to time, up to $125 million of our common stock or debt securities, either individually or in units, in one or more offerings. While we have no specific plans to offer the securities covered by the registration statement, and are not required to offer the securities in the future, we believe the shelf registration will provide us with financial flexibility to fund our growth objectives, if necessary. We also periodically review our business, and our service offerings within our business, for financial performance and growth potential. As such, we may also consider realigning our current organizational structure if we conclude that such actions would further increase our operating efficiency and strengthen our competitive position over the long term.

On May 3, 2010, we entered into a Stock Purchase Agreement (“SPA”) to acquire 100% of the outstanding shares of LPA for $59.5 million. This transaction was funded with approximately $51.4 million of cash on hand and approximately $8.1 million of our stock. The transaction was subject to a working capital adjustment provision resulting in an additional payment of approximately $1.1 million to the former shareholders in June 2010. LPA is an engineering, architectural and planning firm specializing in the construction of airports, highways, bridges and other transportation infrastructure primarily in the southeastern United States. The majority of their clients are state and local governments, as well as construction companies that serve those markets. The acquisition was consummated because it contributes to our long-term strategic plan by enabling us to expand geographically into the southeastern United States. Additionally, this transaction strengthens our expertise in aviation, design-build and construction management services in state and local transportation markets. We anticipate continuing to utilize our cash, investments, equity and borrowing capacity for strategic acquisitions of firms that would enhance our current service offerings or allow us to expand our operations geographically, most likely domestically, in order to continue to grow our business.

If we commit to funding future acquisitions, we may need to issue debt or equity securities (including raising capital via our shelf registration, if and when declared effective by the SEC), add a temporary credit facility, and/or pursue other financing vehicles in order to execute such transactions. We believe that the combination of our cash and cash equivalents, investments, cash generated from operations and our existing Credit Agreement will be sufficient to meet our operating and capital expenditure requirements for the next twelve months and beyond.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2010 are as follows:

		Payments due by period
		Within 1	1-3	3-5	After 5
(in millions)	Total	year	years	years	years

Contractual obligations
Operating lease obligations(1)	$86.0	$19.0	$26.6	$18.9	$21.5
Purchase obligations(2)	17.3	7.5	8.7	0.9	0.2
Other long-term liabilities(3)	1.1	—	—	—	1.1
Capital lease obligations(4)	0.2	0.2	—	—	—

Total contractual obligations	$104.6	$26.7	$35.3	$19.8	$22.8

(1)	We utilize operating leases to provide for use of certain assets in our daily business activities. This balance includes office space of $79.2 million, with the remaining balance relating to computers, computer-related equipment and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our Consolidated Balance Sheets.

(2)	Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices, but do not appear as liabilities on our Consolidated Balance Sheets. These obligations primarily relate to office equipment and maintenance obligations.

(3)	The majority of the $1.1 million balance represents deferred compensation for our Board of Directors.

(4)	Capital leases include computers and computer-related equipment.

Liabilities totaling $2.6 million as of December 31, 2010 recorded for uncertainty in income taxes are excluded from the above table due to the inability to make a reliable estimate of the period of any future cash settlement.

		Amount of commitment expiration per period
		Within 1	2-3	4-5	After 5
(in millions)	Total	year	years	years	years

Off-Balance Sheet Arrangements
Standby letters of credit	$7.7	$7.7	$—	$—	$—
Performance and payment bonds	14.3	6.3	6.4	1.6	—

Total commercial commitments	$22.0	$14.0	$6.4	$1.6	$—

Our banks issue standby letters of credit on our behalf under the aforementioned Credit Agreement. As of December 31, 2010, the majority of our outstanding LOCs were issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of our self-insurance programs. These LOCs may be drawn upon in the event that we do not reimburse the insurance companies for claims payments made on our behalf. Such LOCs renew automatically on an annual basis unless either the LOC is returned to the bank by the beneficiaries or our banks elect not to renew them.

Bonds are provided on our behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from our insurance carriers in the event that we do not perform under the project or if subcontractors are not paid. We do not expect any amounts to be paid under our outstanding bonds as of December 31, 2010. In addition, we believe that our bonding lines will be sufficient to meet our bid and performance bonding needs for at least the next year.

Critical Accounting Estimates

We have identified the following critical accounting estimates as those that are most important to the portrayal of our results of operations and financial condition, and which require management’s most difficult, subjective or complex judgments and estimates.

Project Cost Estimates to Complete.  We utilize the percentage-of-completion method of accounting for the majority of our contracts. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project’s percentage of completion to date, adding labor costs, subcontractor costs and other direct costs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project’s percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. We have a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2010, we do not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

Revenue Recognition.  As referenced above, we recognize revenue under the percentage-of-completion method for the majority of our contracts. Under certain circumstances, we may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management’s ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $4.2 million and $3.5 million as of December 31, 2010 and 2009, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed. Profit incentives and/or award fees are recorded as revenues when the amounts are both probable and reasonably estimable.

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

Goodwill and Intangible Assets.  We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective estimated fair values. The cost to acquire a business has been allocated to the underlying net assets of the acquired business based on estimates of their respective fair values. Intangible assets are amortized over the expected life of the asset. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Fair values and useful lives are determined based on, among other factors, the expected future period of benefit of the asset, the various characteristics of the asset and projected cash flows. Because this process involves management making estimates with respect to future revenues and market conditions and because these estimates form the basis for the determination of whether or not an impairment charge should be recorded, these estimates are considered to be critical accounting estimates.

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

Contingencies.  The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of our exposure to insurance claims that fall below policy deductibles or within self-insured retention levels and to litigation and other legal claims and contingencies, as well as in determining our liabilities for incurred but not reported insurance claims. Significant judgments by us and advice provided by third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in our financial statements. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes are determined. Based on the information that is currently available, we do not believe that material changes to these estimates are reasonably likely to occur.

Recent Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance amending the timing and considerations of analyses performed to determine if our variable interests give it a controlling financial interest in a variable interest entity, as well as requiring additional disclosures. We adopted the provisions of this guidance on January 1, 2010. The adoption of this authoritative guidance did not have a material impact on our consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
(in thousands, except per share amounts)	2010	2009	2008

Revenues	$499,353	$445,177	$455,929
Cost of work performed	400,296	357,197	371,397

Gross profit	99,057	87,980	84,532
Selling, general and administrative expenses	76,768	57,422	51,232

Operating income	22,289	30,558	33,300
Other income/(expense):
Equity income from unconsolidated subsidiaries	2,576	7,057	3,065
Interest income	399	160	642
Interest expense	(276)	(70)	(93)
Other, net	(296)	257	66

Income before income taxes and noncontrolling interests	24,692	37,962	36,980
Provision for income taxes	9,246	13,234	14,422

Net income from continuing operations before noncontrolling interests	15,446	24,728	22,558
(Loss)/income from discontinued operations, net of tax	(2,512)	7,208	6,672
Loss on sale of discontinued operations, net of tax	—	(4,724)	—
Less: Net income attributable to noncontrolling interests	—	(135)	(76)

Net (loss)/income from discontinued operations attributable to Michael Baker Corporation	(2,512)	2,349	6,596
Less: Net income attributable to noncontrolling interests — continuing operations	(768)	(156)	—

Net income attributable to Michael Baker Corporation	12,166	26,921	29,154

Other comprehensive (loss)/income
Unrealized loss on investments	(17)	—	—
Foreign currency translation adjustments with reclassification adjustments	270	2,232	(2,661)
Less: Foreign currency translation adjustments attributable to noncontrolling interests with reclassification adjustments	—	(233)	526

Comprehensive income attributable to Michael Baker Corporation	$12,419	$28,920	$27,019
Earnings per share (“E.P.S.”) attributable to Michael Baker Corporation

Basic E.P.S. — Continuing operations	$1.64	$2.77	$2.56
Diluted E.P.S. — Continuing operations	1.60	2.75	2.54
Basic E.P.S. — Net income	1.36	3.04	3.31
Diluted E.P.S. — Net income	$1.33	$3.01	$3.28

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in thousands, except share amounts)	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	$77,443	$105,259
Short term investments	—	2,500
Available for sale securities	9,795	2,155
Proceeds receivable — Energy sale	—	9,965
Receivables, net of allowances of $601 and $723, respectively	73,681	76,455
Unbilled revenues on contracts in progress	58,884	49,605
Prepaid expenses and other	10,400	5,407

Total current assets	230,203	251,346

Property, Plant and Equipment, net	16,847	12,578
Other Long-term Assets
Goodwill	53,441	9,626
Other intangible assets, net	14,569	76
Deferred tax asset	878	—
Other long-term assets	5,127	5,218

Total other long-term assets	74,015	14,920

Total assets	$321,065	$278,844

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities
Accounts payable	$38,918	$31,948
Accrued employee compensation	20,638	23,000
Accrued insurance	11,992	9,576
Billings in excess of revenues on contracts in progress	18,816	19,102
Deferred income tax liability	6,405	3,958
Income taxes payable	545	1,355
Other accrued expenses	8,915	8,050

Total current liabilities	106,229	96,989

Long-term Liabilities
Deferred income tax liability	9,894	346
Other long-term liabilities	8,405	7,769

Total liabilities	124,528	105,104

Shareholders’ Investment
Common Stock, par value $1, authorized 44,000,000 shares,
issued 9,718,351 and 9,402,835, respectively	9,718	9,403
Additional paid-in capital	59,637	49,989
Retained earnings	131,301	119,135
Accumulated other comprehensive loss	(80)	(333)
Less — 495,537 shares of Common Stock in treasury, at cost	(4,761)	(4,761)

Total Michael Baker Corporation shareholders’ investment	195,815	173,433
Noncontrolling interest	722	307

Total shareholders’ investment	196,537	173,740

Total liabilities and shareholders’ investment	$321,065	$278,844

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(in thousands)	2010	2009	2008

Cash Flows from Operating Activities
Net income	$12,933	$27,212	$29,230
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Net loss/(income) from discontinued operations	2,512	(2,484)	(6,672)
Depreciation and amortization	9,501	5,592	4,952
Stock-based compensation expense	1,384	1,063	772
Tax benefit of stock compensation	13	232	117
Excess tax benefit from stock-based compensation	—	(5)	(17)
Deferred income tax expense/(benefit)	144	(5,152)	(2,794)
Realized and unrealized loss on investments, net	36	—	—
Equity affiliates’ earnings	(2,576)	(7,057)	(3,065)
Equity affiliates’ dividends received	2,600	7,300	2,700
Loss on disposal of fixed assets	391	154	94
Changes in assets and liabilities:
Decrease/(increase) in receivables	10,643	(2,234)	(7,311)
(Increase)/decrease in unbilled revenues and billings in excess, net	(2,710)	4,103	5,480
(Increase)/decrease in other net assets	(1,569)	7,764	1,114
(Decrease)/increase in accounts payable	(990)	(4,652)	439
(Decrease)/increase in accrued expenses	(4,713)	(7,779)	9,584

Net cash provided by continuing operations	27,599	24,057	34,623
Net cash (used in)/provided by discontinued operations	(526)	12,308	(2,395)

Net cash provided by operating activities	27,073	36,365	32,228

Cash Flows from Investing Activities
Additions to property, plant and equipment	(6,213)	(5,421)	(3,472)
Cash portion of LPA acquisition	(52,381)	—	—
Purchase of short-term investments	(250)	(2,500)	—
Maturity of short term investments	2,750	—	—
Purchase of available-for-sale securities	(13,564)	(2,155)	—
Sale of available-for-sale securities	5,888	—	—
Investment in equity affiliates	—	(400)	—

Net cash used in continuing operations	(63,770)	(10,476)	(3,472)
Net cash provided by/(used in) discontinued operations	9,965	29,874	(1,813)

Net cash (used in)/provided by investing activities	(53,805)	19,398	(5,285)

Cash Flows from Financing Activities
Debt issuance costs	(621)	—	—
Proceeds from exercise of stock options	50	632	366
Payments on capital lease obligations	(160)	(333)	(285)
Excess tax benefit from stock-based compensation	—	5	17
Noncontrolling interest distributions	(353)	—	—
Capital contributions from noncontrolling interests	—	152	—
Net cash (used in)/provided by continuing operations	(1,084)	456	98
Net cash used in discontinued operations	—	(10)	(43)

Net cash (used in)/provided by financing activities	(1,084)	446	55

Net (decrease)/increase in cash and cash equivalents	(27,816)	56,209	26,998
Cash and cash equivalents, beginning of year	105,259	49,050	22,052

Cash and cash equivalents, end of year	$77,443	$105,259	$49,050

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT

								Accumulated
	Common stock,				Additional		Non-	other	Total
	par value $1		Treasury		paid-in	Retained	controlling	comprehensive	shareholders’
(in thousands)	Shares	Amount	Shares	Amount	capital	earnings	interest	income/(loss)	investment

Balance, January 1, 2008	9,306	$9,306	(496)	$(4,761)	$47,356	$63,060	$196	$96	$115,253

Net income attributable to Michael

Baker Corporation	—	—	—	—	—	29,154	—	—	29,154

Stock options exercised	33	33	—	—	333	—	—	—	366

Options granted	—	—	—	—	287	—	—	—	287

Tax benefit of stock compensation	—	—	—	—	117	—	—	—	117

Restricted stock issued	12	12	—	—	(12)	—	—	—	—

Amortization of restricted stock	—	—	—	—	324	—	—	—	324

Noncontrolling interest net loss	—	—	—	—	—	—	602	—	602

Other comprehensive loss, net of tax:

Foreign currency translation adjustments	—	—	—	—	—	—	(526)	(2,661)	(3,187)

Balance, December 31, 2008	9,351	$9,351	(496)	$(4,761)	$48,405	$92,214	$272	$(2,565)	$142,916

Net income attributable to Michael

Baker Corporation	—	—	—	—	—	26,921	—	—	26,921

Stock options exercised	40	40	—	—	592	—	—	—	632

Options granted	—	—	—	—	359	—	—	—	359

Tax benefit of stock compensation	—	—	—	—	232	—	—	—	232

Restricted stock issued	12	12	—	—	(12)	—	—	—	—

Amortization of restricted stock	—	—	—	—	413	—	—	—	413

Noncontrolling interest

Investment in shares	—	—	—	—	—	—	152	—	152

Divestiture of subsidiary	—	—	—	—	—	—	(176)	—	(176)

Net income	—	—	—	—	—	—	291	—	291

Other comprehensive income, net of tax:

Reclassification adjustment for foreign currency translation included in the current period loss from discontinued operations	—	—	—	—	—	—	(232)	2,069	1,837

Foreign currency translation adjustments	—	—	—	—	—	—	—	163	163

Balance, December 31, 2009	9,403	$9,403	(496)	$(4,761)	$49,989	$119,135	$307	$(333)	$173,740

Net income attributable to Michael

Baker Corporation	—	—	—	—	—	12,166		—	12,166

Stock options exercised	6	6	—	—	44	—	—	—	50

Options granted	—	—	—	—	315	—	—	—	315

Restricted stock issued	83	83	—	—	(83)	—	—	—	—

Amortization of restricted stock	—	—	—	—	1,018	—	—	—	1,018

Tax benefit of stock compensation	—	—	—	—	13	—	—	—	13

Stock appreciation rights	—	—	—	—	505	—	—	—	505

Stock issued for LPA acquisition	226	226	—	—	7,836	—	—	—	8,062

Noncontrolling interests

Net income	—	—	—	—	—	—	768	—	768

Profit distribution	—	—	—	—	—	—	(353)	—	(353)

Other comprehensive (loss)/income, net of tax:

Unrealized loss on investments	—	—	—	—	—	—	—	(17)	(17)

Foreign currency translation adjustments	—	—	—	—	—	—	—	270	270

Balance, December 31, 2010	9,718	$9,718	(496)	$(4,761)	$59,637	$131,301	$722	$(80)	$196,537

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Michael Baker Corporation (the “Company”) was founded in 1940 and organized as a Pennsylvania corporation in 1946. Currently, through its operating subsidiaries, the Company provides engineering expertise for public and private sector clients worldwide. The Company’s Transportation and Federal business segments provide a variety of services to the Company’s markets. The Transportation segment provides services for Transportation, Aviation and Rail & Transit markets and the Federal segment provides services for Defense, Environmental, Architecture, Geospatial Information Technology, Homeland Security, Municipal & Civil, Pipelines & Utilities and Water markets. Among the services the Company provides to clients in these markets are program management, design-build (for which the Company provides only the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance.

2.	BASIS OF PRESENTATION

On May 3, 2010, the Company entered into a Stock Purchase Agreement (“SPA”) to acquire 100% of the outstanding shares of The LPA Group Incorporated and substantially all of its subsidiaries and affiliates (“LPA”) for $59.5 million. This transaction was funded with approximately $51.4 million of cash on hand and approximately $8.1 million of the Company’s stock. The transaction was subject to a working capital adjustment provision resulting in an additional payment of approximately $1.1 million to the former shareholders in June 2010. As a result of this transaction, the results of operations for LPA for the period from May 3, 2010 through December 31, 2010 are included in the Company’s Consolidated Statement of Income and Consolidated Statement of Cash Flows for the year ended December 31, 2010. This transaction is also reflected in the Company’s Consolidated Balance Sheet as of December 31, 2010. See further discussion in the “LPA Acquisition” note.

On September 30, 2009, the Company divested substantially all of its subsidiaries that pertained to its former Energy segment (the “Energy sale”). Additionally, the Company sold its interest in B.E.S. Energy Resources Company, Ltd. (“B.E.S.”), an Energy company, on December 18, 2009 to J.S. Technical Services Co., LTD., which is owned by the Company’s former minority partner in B.E.S. As a result of the dispositions, the results of the Company’s former Energy segment, (“Baker Energy”), have been reclassified as discontinued operations for all periods presented in the Consolidated Statements of Income and Consolidated Statements of Cash Flows. See further discussion in the “Discontinued Operations” note.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, jointly-owned subsidiaries over which it exercises control and variable interest entities for which it has been determined to be the primary beneficiary. Noncontrolling interest amounts relating to the Company’s less-than-wholly-owned consolidated subsidiaries are included within the “Income attributable to noncontrolling interests” captions in its Consolidated Statements of Income and within the “Noncontrolling interests” caption in its Consolidated Balance Sheets. Investments in unconsolidated affiliates, including joint ventures, over which the Company exercises significant influence, are accounted for under the equity method. The Company may render services to certain of its joint ventures. The Company records revenue in the period in which such services are provided. Investments in unconsolidated affiliates in which the Company owns less than 20% are accounted for under the cost method. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition and Accounting for Contracts

The Company earns revenue by providing services, typically through Cost-Plus, Fixed-Price, and Time-and-Materials contracts. In providing these services, the Company typically incurs direct labor costs, subcontractor costs and certain other direct costs (“ODCs”) which include “out-of-pocket” expenses.

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

Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either the Company or its customer may initiate change orders, which may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and/or the period of completion of the work.

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

Claims are amounts in excess of agreed contract price that the Company seeks to collect from its clients or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders that are either in dispute or are unapproved as to both scope and price, or other causes of unanticipated additional contract costs. Revenues related to claims are recorded only when the amounts have been agreed with the client.

The majority of the Company’s contracts fall under the following types:

•	Cost-Plus. Tasks under these contracts can have various cost-plus features. Under cost-plus fixed fee contracts, clients are billed for the Company’s costs, including both direct and indirect costs, plus a fixed negotiated fee. Under cost-plus fixed rate contracts, clients are billed for the Company’s costs plus negotiated fees or rates based on its indirect costs. Some cost-plus contracts provide for award fees or penalties based on performance criteria in lieu of a fixed fee or fixed rate. Contracts may also include performance-based award fees or incentive fees.

•	Fixed-Price. Under fixed-price contracts, the Company’s clients are billed at defined milestones for an agreed amount negotiated in advance for a specified scope of work.

•	Time-and-Materials. Under the Company’s time-and-materials contracts, the Company negotiates hourly billing rates and charges based on the actual time that is expended, in addition to other direct costs incurred in connection with the contract. Time-and-materials contracts typically have a stated contract value.

Under certain cost-type contracts with governmental agencies, the Company is not contractually permitted to earn a margin on subcontractor costs and ODCs. The majority of all other contracts are also structured such that margin is earned on direct labor costs, but not on subcontractor costs and ODCs.

The Company assesses the terms of its contracts and determines whether it will report its revenues and related costs on a gross or net basis. For at-risk relationships where the Company acts as the principal to the transaction, the revenue and the costs of materials, services, payroll, benefits, and other costs are recognized at gross amounts. For agency relationships, where the Company acts as an agent for its clients, only the fee revenue is recognized, meaning that direct project costs and the related reimbursement from the client are netted. Revenues from agency contracts and collaborative arrangements were not material for all periods presented.

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

Income Taxes

The Company records its annual current tax provision based upon its book income, plus or minus any permanent and temporary differences, multiplied by the statutory rate in the majority of the jurisdictions where it operates. The calculation of the Company’s annual tax provision may require interpreting tax laws and regulations and from time to time results in the use of judgments or estimates which could cause its recorded tax liability to differ from the actual amount due. In certain foreign jurisdictions where Baker Energy operated, income tax was based on a deemed profit methodology.

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

Foreign Currency Translation

With the sale of Baker Energy and B.E.S., the majority of the Company’s foreign subsidiaries were divested by December 31, 2009. Most of those foreign subsidiaries utilized the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries were translated to U.S. Dollars at exchange rates in effect at the balance sheet date, whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments were recorded as a separate component of shareholders’ investment. In addition to certain Baker Energy foreign subsidiaries that were divested by December 31, 2009, the Company also has a foreign subsidiary that performed engineering services for which the functional currency is the U.S. Dollar. The resulting translation gains or losses for this subsidiary is included in the Company’s Consolidated Statements of Income.

Other Comprehensive (Loss)/Income

The components of the Company’s accumulated other comprehensive (loss)/income balance related to foreign currency translation adjustments and net unrealized losses on investments.

Noncontrolling interests

Noncontrolling Interests represent the income and equity investments of the minority owners in the Company’s joint ventures and other subsidiary entities that the Company consolidates in its financial statements. Amounts attributable to Noncontrolling Interests are included in “Income Attributable to Noncontrolling Interests” in the Company’s Consolidated Statements of Income and in “Noncontrolling Interest” in the Company’s Consolidated Balance Sheets. The guidance that establishes new accounting and reporting standards for noncontrolling interests was effective and applied by the Company in its financial statement and disclosures on January 1, 2009. The provisions of the standard have been applied to all periods presented in the accompanying consolidated financial statements.

Fair Value of Financial Instruments

The fair value of financial instruments classified as cash and cash equivalents, short-term investments, receivables, unbilled revenues, accounts payable, capital lease obligations and other liabilities approximates carrying value due to the short-term nature or the relative liquidity of the instruments. Available-for-sale securities are stated at publicly-traded market closing values as of the balance sheet date. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit or other similar highly liquid investments with remaining maturities of less than 90 days at the time of purchase. As of December 31, 2010, the majority of the Company’s funds were held in highly rated financial institutions with a portion of those amounts held in money market funds comprised primarily of short-term, high-quality fixed-income securities.

Short-term Investments

Short-term investments as of December 31, 2009 were comprised of certificates of deposit with remaining maturities of greater than 90 days but less than one year at the time of purchase and are recorded at fair value. The short-term investments matured in 2010 with no short-term investments remaining as of December 31, 2010. Interest related to the certificates of deposit is included in “Interest income” in the Company’s Consolidated Statements of Income.

Available-for-Sale Securities

Available-for-sale securities are primarily comprised of highly rated U.S. Treasury, Corporate, and U.S. Federal Agency bonds as of December 31, 2010 and highly rated municipal bonds as of December 31, 2009 and are recorded at fair value. Interest related to the available-for-sale securities is included in “Interest income” in the Company’s Consolidated Statements of Income. Realized gains and losses on investments are a component of the “Other, net” balance in the Consolidated Statement of Income. Net unrealized losses on investments are a component of the “Other comprehensive (loss)/income” balance in the Consolidated Statement of Income.

Concentrations of Credit Risk and Allowance for Doubtful Accounts

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, available-for-sale securities, trade receivables and related unbilled revenues. The risk associated with the investments and securities is a default by the underlying issuer. The Company’s cash and cash equivalents are deposited in various high-credit-quality financial institutions. The majority of such deposits are not covered by or are in excess of the Federal Deposit Insurance Corporation limits.

The Company reduces its accounts receivable by estimating an allowance for amounts that are expected to become uncollectible in the future. Management determines the estimated allowance for doubtful accounts based on its evaluation of collection efforts, the financial condition of the Company’s clients, which may be dependent on the type of client and current economic conditions to which the client may be subject, and other considerations. Although the Company has a diversified client base, a substantial portion of the Company’s receivables and unbilled revenues on contracts in progress reflected in its Consolidated Balance Sheets are due from U.S. federal and state governments.

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

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting. The cost of an acquired company is assigned to the tangible and intangible assets purchased and the liabilities assumed on the basis of their fair values at the date of acquisition. The determination of fair values of assets and liabilities acquired requires the Company to make estimates and use valuation techniques when market values are not readily available. Any excess of purchase price over the fair value of net tangible and intangible assets acquired is allocated to goodwill. The transaction costs associated with business combinations are expensed as they are incurred.

Goodwill and Intangible Assets

The Company may record goodwill and other intangible assets in connection with business combinations. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized. Goodwill typically represents the value paid for the assembled workforce and enhancement of the Company’s service offerings. The Company’s goodwill balance is evaluated for potential impairment during the second quarter of each year and in certain other circumstances. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, the Company utilizes both the “Income Approach,” which is based on estimates of future net cash flows and the “Market Approach,” which observes transactional evidence involving similar businesses. Intangible assets are stated at fair value as of the date acquired in a business combination. Finite-lived intangible assets are amortized on a basis approximating the economic value derived from those assets.

Property, Plant and Equipment

All additions, including improvements to existing facilities, are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives typically are 40 years on buildings, 3 to 10 years on furniture, fixtures and office equipment, 3 years on field equipment and vehicles, and 3 to 7 years on computer hardware and software. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Upon the disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in the Company’s Consolidated Statement of Income in the year of disposition.

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

Accrued Insurance

The Company self-insures certain risks, including certain employee health benefits, professional liability and automobile liability. The accrual for self-insured liabilities includes estimates of the costs of reported and unreported claims and is based on estimates of loss using assumptions made by management, including the consideration of actuarial projections. These estimates of loss are derived from computations which combine loss history and actuarial methods in the determination of the liability. Actual losses may vary from the amounts estimated via actuarial or management’s projections. Any increases or decreases in loss amounts estimated are recognized in the period in which the estimate is revised or when the actual loss is determined.

Leases

The Company leases office space with lease terms ranging from 1 to 11 years. These lease agreements typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, the Company records allowances as a deferred rent liability in its Consolidated Balance Sheets. These amounts are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvements on a straight-line basis over the shorter of the useful life or original lease term, exclusive of the renewal period, unless the renewal period is reasonably assured. When a renewal occurs, the Company records rent expense over the new term. The Company expenses any rent costs incurred during the period of time it performs construction activities on newly leased property.

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

Accounting for Stock-Based Compensation

The Company grants stock options to non-employee directors, issues restricted stock to both non-employee directors and employees, and stock appreciation rights (“SARs”) to the Chief Executive Officer at the fair market value of the Company’s stock on the date of the grant. Proceeds from the exercise of common stock options are credited to shareholders’ investment at the date the options are exercised.

All stock-based compensation is measured at the grant-date fair value of the award and is recognized as an expense in the Company’s Consolidated Statements of Income. These expenses are recognized as a component of the Company’s selling, general and administrative costs, as these costs relate to stock-based compensation issued to non-employee directors and executive management of the Company. The excess tax expense/benefits related to stock-based compensation is reflected in the Company’s Consolidated Statement of Cash Flows as financing cash outflow/inflows, respectively, instead of operating cash outflow/inflows.

Recent accounting pronouncements

In June 2009, the FASB issued authoritative guidance amending the timing and considerations of analyses performed to determine if the Company’s variable interests give it a controlling financial interest in a variable interest entity, as well as requiring additional disclosures. The Company adopted the provisions of this guidance on January 1, 2010. The adoption of this authoritative guidance did not have a material impact on the consolidated financial statements.

4.	LPA ACQUISITION

On May 3, 2010, the Company entered into the SPA to acquire 100% of the outstanding shares of LPA for $59.5 million, subject to a net working capital adjustment. The Company paid approximately $51.4 million from existing cash and cash equivalents and issued 226,447 shares of the Company’s common stock. The fair market value of the stock on the acquisition date approximated $8.1 million based on the closing price of $35.60 per share on May 3, 2010. The net working capital adjustment was subsequently settled in June 2010 resulting in approximately $1.1 million in additional funds paid to the former shareholders of LPA. Of the total purchase price, approximately $6.0 million of the Michael Baker Corporation common shares were placed in escrow at closing in order to secure potential indemnification obligations of former owners of LPA to the Company for a period of 18 months subsequent to the closing. Approximately $1.8 million of costs related to this acquisition are included in the results of operations as selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2010.

LPA is an engineering, architectural and planning firm specializing primarily in the planning and design of airports, highways, bridges and other transportation infrastructure primarily in the southeastern U.S. with revenues of approximately $92 million for the year ended December 31, 2009. The majority of its clients are state and local governments as well as construction companies that serve those markets. Founded in 1981, LPA has a national reputation in the transportation consulting industry. The acquisition was consummated because it contributes to the Company’s long-term strategic plan by enabling the Company to expand geographically into the southeastern United States. Additionally, this transaction strengthens the Company’s expertise in aviation, design-build and construction management services in state and local transportation markets.

Goodwill primarily represented the value paid for LPA’s assembled workforce, the enhancement of the company’s service offerings and geographic expansion into the Southwestern U.S. markets. The following table summarizes the final allocation of the fair value of the purchase price for the acquisition as of May 3, 2010:

(in thousands)	Fair Value

Receivables	$12,046
Unbilled revenues on contracts in progress	12,105
Prepaid expenses and other	2,348
Property, Plant and Equipment	3,359
Goodwill	43,815
Other intangible assets	19,260
Accounts payable	(7,872)
Billings in excess of revenues on contracts in progress	(5,250)
Other accrued expenses	(8,528)
Deferred income tax liability	(10,840)

The following table summarizes the final estimates of the fair values and amortizable lives of the identifiable intangible assets acquired in conjunction with the acquisition of LPA on May 3, 2010:

		Weighted
		Average
		Amortizable
(in thousands)	Fair Value	Life

Project backlog	$9,640	1.9
Customer contracts and related relationships	6,720	3.6
Non-competition agreements	2,500	1.5
Trademark/trade name	400	1.3

Total intangible assets	$19,260	2.4

Project backlog, customer contracts and related relationships represent the underlying relationships and agreements with LPA’s existing customers. Non-compete agreements represent the amount of lost business that could occur if the sellers, in the absence of non-compete agreements, were to compete with the Company. The trade name represents the value of the “LPA” brand. The identifiable intangible assets will be amortized on a basis approximating the economic value derived from those assets. Based upon the structure of the transaction, the Company has concluded that any intangible assets or goodwill that resulted from this transaction will not be deductible for tax purposes.

The results of operations for LPA from May 3, 2010 to December 31, 2010 are included in the Company’s Consolidated Statement of Income for the year ended December 31, 2010, with LPA contributing revenues of $58.5 million and a net loss of $0.3 million (including $4.7 million in acquisition related amortization of intangible assets). The unaudited pro-

forma financial information summarized in the following table gives effect to the LPA acquisition and assumes that it occurred on January 1st of each period presented:

	For the year ended December 31,
(in thousands, except per share data)	2010	2009

Continuing operations
Revenues	$535,202	$538,317
Net income	16,569	21,694
Diluted earnings per share	$1.79	$2.37

The pro-forma financial information does not include any costs related to the acquisition. In addition, the pro-forma financial information does not assume any impacts from revenue, cost or other operating synergies that are expected as a result of the acquisition. Pro-forma adjustments have been made to reflect amortization of the identifiable intangible assets for the related periods. Identifiable intangible assets are being amortized on a basis approximating the economic value derived from those assets. The unaudited pro-forma financial information is not necessarily indicative of what the Company’s results would have been had the acquisition been consummated on such dates or project results of operations for any future period.

5.	BUSINESS SEGMENTS

Beginning with the first quarter of 2010, the Company changed its segment disclosure to align with how the business is now being managed. The Company’s Transportation and Federal business segments reflect how executive management makes resource decisions and assesses its performance. Each segment operates under a separate management group and produces discrete financial information which is reviewed by management. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. The Company is retrospectively reflecting its Federal and Transportation segments in its financial statements for the years ended December 31, 2009 and 2008. The Company’s segment reporting presentation through the second quarter of 2009 consisted of an Energy segment and an Engineering segment. The Company divested substantially all of its subsidiaries that pertained to its former Energy segment on September 30, 2009. As such, the results of the former Energy segment is presented as discontinued operations for the three years ended December 31, 2010 and the former Engineering segment’s results are bifurcated and presented as the Company’s continuing operations as the Transportation and Federal business segments.

The Transportation segment provides services for Transportation, Aviation, and Rail & Transit markets, and the Federal segment provides services for Defense, Environmental, Architecture, Geospatial Information Technology, Homeland Security, Municipal & Civil, Pipelines & Utilities and Water markets. Among the services the Company provides to clients in these markets are program management, design-build (for which the Company provides only the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance. LPA’s results are reflected in the Company’s Transportation segment.

The Company evaluates the performance of its segments primarily based on income from operations. Corporate overhead includes functional unit costs related to finance, legal, human resources, information technology, communications and other Corporate functions. Corporate overhead is allocated between the Transportation and Federal segments based on that segment’s percentage of total direct labor. A portion of Corporate income and expense is not allocated to the segments.

The following tables reflect disclosures for the Company’s business segments:

	For the year ended December 31,
(in millions)	2010	2009	2008

Revenues
Transportation	$276.1	$196.3	$180.8
Federal	223.3	248.9	275.1

Total revenues	$499.4	$445.2	$455.9

	For the year ended December 31,
(in millions)	2010	2009	2008

Gross profit
Transportation	$53.5	$36.3	$28.7
Federal	47.2	52.8	54.7
Corporate	(1.6)	(1.1)	1.1

Total gross profit	99.1	88.0	84.5

Less: SG&A
Transportation	(45.1)	(28.3)	(24.8)
Federal	(31.6)	(28.8)	(26.3)
Corporate	(0.1)	(0.3)	(0.1)

Total SG&A	(76.8)	(57.4)	(51.2)

Total operating income
Transportation	8.4	8.0	3.9
Federal	15.6	24.0	28.4
Corporate	(1.7)	(1.4)	1.0

Total operating income	$22.3	$30.6	$33.3

	For the year ended December 31,
(in millions)	2010	2009	2008

Depreciation and amortization expense:
Transportation	$6.5	$1.4	$1.0
Federal	1.8	1.7	1.5
Corporate	1.2	2.5	2.5

Total	$9.5	$5.6	$5.0

Capital expenditures:
Transportation	$2.4	$2.0	$2.1
Federal	2.6	2.9	1.4
Corporate	1.3	0.4	0.6

Total	$6.3	$5.3	$4.1

	As of December 31,
(in millions)	2010	2009

Segment assets:
Transportation	$159.1	$81.3
Federal	59.6	64.4
Corporate	102.4	133.1

Total	$321.1	$278.8

	As of December 31,
(in millions)	2010	2009

Equity investments in unconsolidated subsidiaries:
Transportation	$0.1	$0.1
Federal	0.6	2.0

Total	$0.7	$2.1

	For the year ended December 31,
(in millions)	2010	2009

Income from unconsolidated subsidiaries:
Transportation	$1.4	$—
Federal	1.2	7.1

Total	$2.6	$7.1

The Company has determined that interest expense, interest income and intersegment revenues, by segment, are immaterial for further disclosure in these consolidated financial statements.

The Company’s enterprise-wide disclosures are as follows:

	For the year ended December 31,
(in millions)	2010	2009	2008

Revenues by geographic origin:
Domestic	$472.1	$401.0	$417.2
Foreign(1)	27.3	44.2	38.7

Total	$499.4	$445.2	$455.9

(1)	The Company defines foreign contract revenue as work performed outside the U.S. irrespective of the client’s U.S. or non-U.S. ownership.

Revenues by principal markets:
United States government	37%	49%	52%
Various state governmental and quasi-government agencies	48%	41%	38%
Commercial, industrial and private clients	15%	10%	10%

One of the Company’s clients, the Federal Emergency Agency (“FEMA”), accounted for approximately 11%, 15%, and 20% of the Company’s revenues in 2010, 2009 and 2008, respectively. Revenues from FEMA are reflected in the Company’s Federal segment’s results. The Company’s long-lived assets are principally held in the U.S.

6.	DISCONTINUED OPERATIONS

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

The results of operations of the Company’s former Energy business have been classified as discontinued operations in the accompanying consolidated financial statements for all periods presented. The results of Baker Energy and B.E.S. are representative of their results through their respective sale dates. Corporate overhead costs were not allocated to the Energy business for the discontinued operations presentation. For the year ended December 31, 2010, the loss from discontinued operations included selling, general and administrative expenses of $2.5 million related to adjustments resulting from changes in the underlying estimates of the ultimate cost for insurance claims related to the period the Company owned the business and adjustments of foreign tax accruals related to our former Energy business.

The operating results of the former Energy business for the years ended December 31, 2010, 2009 and 2008 were as follows:

	For the year ended December 31,
(in thousands)	2010	2009	2008

Revenues	$—	$160,418	$243,466
Cost of work performed	—	144,734	214,341

Gross profit	—	15,684	29,125
Selling, general and administrative expenses	2,469	13,204	18,984

(Loss)/Income from discontinued operations	(2,469)	2,480	10,141
Other (expense)/income	(221)	(185)	3,356

(Loss)/Income from discontinued operations before income taxes and loss on sale	(2,690)	2,295	13,497
(Benefit)/provision for income taxes	(178)	(4,913)	6,825

(Loss)/income from discontinued operations before loss on sale	(2,512)	7,208	6,672
Loss on sale of discontinued operations, net of tax	—	(4,724)	—

(Loss)/income from discontinued operations	(2,512)	2,484	6,672
Less: Net income attributable to noncontrolling interests	—	(135)	(76)

Net (loss)/income from discontinued operations attributable to Michael Baker Corporation	$(2,512)	$2,349	$6,596

On September 30, 2009, the stock of Baker Energy was sold for gross proceeds of $47.9 million, consisting of $37.9 million received at closing and $10.0 million received in February 2010 under the net asset adjustment provision of the stock purchase agreement. Included in the net assets conveyed to the buyer was approximately $7.8 million in cash utilized by Baker Energy’s international operations for working capital needs. This cash was reimbursed to the Company through the net asset adjustment. The net asset adjustment is presented under the heading “Proceeds receivable — Energy sale” in the Company’s consolidated balance sheet as of December 31, 2009. Net proceeds are based on the cash received at closing and the receivable derived from the net asset adjustment, net of the Company’s costs associated with the transaction. Transaction costs consist of investment banker fees related to the marketing and sale of Baker Energy, legal fees and management retention payments due to certain employees of Baker Energy that were contingent upon the sale of Baker Energy.

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

Reflected in the December 31, 2010 and 2009 consolidated balance sheets are both liabilities and assets related to Baker Energy’s workers’ compensation, automobile and health insurances through September 30, 2009. As part of the sale of Baker Energy, the buyer agreed to assume the liabilities associated with those insurances, subject to certain indemnifications, as of September 30, 2009. However, corresponding liabilities representing the reserves associated with these insurances, including reserves for “incurred but not reported” claims, are included in the Company’s consolidated balance sheet as those insurances are written to the Company, rather than to a Baker Energy entity. As such, the Company is required to maintain its reserves for these insurances in its consolidated balance sheet. As the buyer assumed the liabilities associated with these insurances, the Company has also recorded a corresponding receivable from the buyer. As of December 31, 2010, there were approximately $4.6 million of Baker Energy insurance liabilities related to Baker Energy’s workers’ compensation, automobile and health insurances recorded on the Company’s Consolidated Balance Sheet, with a corresponding receivable of approximately $3.3 million also recorded.

7.	EQUITY INCOME FROM UNCONSOLIDATED SUBSIDIARIES

The Company’s unconsolidated joint ventures provide engineering, program management, and construction management services. Joint ventures, the combination of two or more partners, are generally formed for a specific project. Management of the joint venture is typically controlled by a joint venture executive committee, usually comprising a representative from each joint venture partner with equal voting rights. The executive committee provides management oversight and assigns work efforts to the joint venture partners.

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

Equity income from unconsolidated subsidiaries reflects the Company’s ownership of 33.33% of the members’ equity of Stanley Baker Hill, LLC (“SBH”) and ownership of 33.33% of LPA’s joint venture, Louisiana TIMED Managers (“LTM”), a joint venture formed to manage a Louisiana Department of Transportation and Development transportation construction contract. Equity income from LTM for the period from May 3, 2010 through December 31, 2010 was $1.4 million. For the period from May 3, 2010 through December 31, 2010, LTM had revenue of $14.8 million, gross profit of $4.2 million and net income of $4.2 million and as of December 31, 2010 had current assets of $4.3 million, noncurrent assets of $3.7 million and current liabilities of $7.9 million. SBH is a joint venture formed in February 2004 between Stanley Consultants, Inc., Hill International, Inc., and Michael Baker, Jr. Inc., a subsidiary of the Company. Equity income from SBH for the years ended December 31, 2010, 2009 and 2008 was $1.2 million, $7.1 million and $3.1 million, respectively. SBH has a contract for an Indefinite Delivery and Indefinite Quantity (“IDIQ”) for construction management and general architect-engineer services for facilities in Iraq with the U.S. Army Corps of Engineers. The Company’s unconsolidated joint venture’s current Iraq IDIQ contract ended in September 2009, and it is not anticipated that further contract funding will be added to this contract vehicle. A modest amount of currently funded task order work was extended beyond September 30, 2010 but the contract was materially complete by September 2010.

The following table presents summarized financial information for the Company’s unconsolidated subsidiary, SBH:

	For the year ended December 31,
(in thousands)	2010	2009	2008

Contract revenue earned	$47,544	$154,140	$130,408
Gross profit	3,966	21,763	9,693
Net Income	$3,511	$21,161	$9,195

	As of December 31,
(in thousands)	2010	2009

Current assets	$929	$17,377
Noncurrent assets	—	20
Current liabilities	$416	$12,594

As of December 31, 2009, the Company reported receivables and unbilled revenues on contracts in progress totaling $3.8 million from SBH for work performed by the Company as a subcontractor to SBH and there was no balance as of

December 31, 2010. Such amounts were payable in accordance with the subcontract agreement between the Company and SBH. Revenue from SBH pursuant to such subcontract agreement was $14.1 million, $34.5 million and $32.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

8.	CONTRACTS

Revenues and billings to date on contracts in progress were as follows:

	As of December 31,
(in millions)	2010	2009

Revenues	$2,093	$1,702
Billings	(2,053)	(1,671)

Net unbilled revenue	$40	$31

A portion of the trade receivable balances totaling $5,230,000 and $5,890,000 as of December 31, 2010 and 2009, respectively, relates to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management’s estimates, $3,173,000 and $4,634,000 of these retention balances as of December 31, 2010 and 2009, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the “Receivables, net” balances. The remaining retention balances are reflected as “Other long-term assets” in the Company’s Consolidated Balance Sheets.

Under certain circumstances, the Company may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. Under this policy, the Company had not recognized potential future revenues estimated at $4.2 million and $3.5 million as of December 31, 2010 and 2009, respectively, for which the related costs had already been expensed as of these dates.

Federal government contracts are subject to the U.S. Federal Acquisition Regulations (“FAR”). These contracts and certain contracts with state and local agencies are subject to periodic routine audits, which generally are performed by the Defense Contract Audit Agency or applicable state agencies. These agencies’ audits typically apply to the Company’s overhead rates, cost proposals, incurred government contract costs and internal control systems. During the course of its audits, the auditors may question incurred costs if it believes the Company has accounted for such costs in a manner inconsistent with the requirements of the FAR or the U.S. Cost Accounting Standards, and may recommend that certain costs be disallowed. Historically, the Company has not experienced significant disallowed costs as a result of these audits; however, management cannot provide assurance that future audits will not result in material disallowances of incurred costs.

9.	INCOME TAXES

The following table presents the components of the Company’s provision for income taxes:

	For the year ended December 31,
(in thousands)	2010	2009	2008

Provision/(benefit) for income taxes:
Continuing operations	$9,246	$13,234	$14,422
Discontinued operations	(178)	(4,913)	6,825
Loss on sale of discontinued operations	—	(563)	—

Provision for income taxes	$9,068	$7,758	$21,247

The components of income before income taxes for continuing operations are as follows:

	For the year ended December 31,
(In thousands)	2010	2009	2008

Domestic	$24,085	$37,559	$37,337
Foreign	(162)	247	(357)

Total	$23,923	$37,806	$36,980

The income tax provision for continuing operations consists of the following:

	For the year ended December 31,
(in thousands)	2010	2009	2008

Current income tax provision:
U.S. federal*	$7,441	$15,807	$14,404
Foreign	42	164	305
State	1,619	2,415	2,507

Total current income tax provision	$9,102	18,386	17,216

	For the year ended December 31,
(in thousands)	2010	2009	2008

Deferred income tax provision/(benefit):
U.S. federal*	348	(4,473)	(2,044)
Foreign	—	—	90
State	(204)	(679)	(840)

Total deferred income tax provision/(benefit)	144	(5,152)	(2,794)

Total income tax provision	$9,246	$13,234	$14,422

*	Includes U.S. taxes related to foreign income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31,
(in thousands)	2010	2009	2008

Unrecognized tax benefits:
Beginning of the year	$3,034	$1,873	$1,909
Additions based on tax positions related to the current year	242	1,230	224
Additions for tax positions of prior years	317	—	352
Reductions for tax positions of prior years	(466)	—	(6)
Settlements with taxing authorities	(20)	—	(333)
Lapses of statutes of limitations	(508)	(69)	(273)

End of the year	$2,599	$3,034	$1,873

As of December 31, 2010 and 2009, the Company’s reserve for uncertain tax positions totaled approximately $2.6 million and $3.0 million, respectively, of which the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate totaled $2.0 million and $2.5 million, respectively. The Company recognizes interest and penalties related to uncertain income tax positions in interest expense and selling, general, and administrative expenses, respectively, in its consolidated statements of income. During 2010, 2009 and 2008, the Company recognized immaterial amounts of interest and penalty adjustments relating to uncertain tax positions. The Company had approximately $0.7 million, $1.3 million and $1.2 million accrued for potential payment of interest and penalties as of December 31, 2010, 2009 and 2008, respectively. The Company does not expect the reserve for unrecognized tax benefits to change significantly within the next twelve months.

As a result of additional tax deductions related to vested restricted stock awards and stock option exercises, tax benefits have been recognized as contributed capital for the years ended December 31, 2009 and 2008 in the amounts of $0.2 million and $0.1 million, respectively. The impact of such tax benefits in 2010 was nominal.

The following is a reconciliation of income taxes computed at the federal statutory rate to income tax expense recorded for continuing operations:

	For the year ended December 31,
(in thousands)	2010	2009	2008

Computed income taxes at U.S. federal statutory rate	$8,642	$13,287	$12,943
Income passed through to non-controlling interest holders(1)	(269)	(53)	—
Foreign tax credits	(500)	(1,421)	—
State income taxes, net of federal income tax benefit	807	856	958
Tax expense on foreign income	99	78	520
Permanent differences	590	704	78
Change in reserves	168	143	(55)
Deferred tax on foreign earnings not indefinitely reinvested	—	(253)	163
Other	(291)	(107)	(185)

Total income tax provision	$9,246	$13,234	$14,422

(1)	Includes income that is not taxable to the Company. Such income is directly taxable to the Company’s non-controlling interest partners.

The components of the Company’s deferred income tax assets and liabilities are as:

	As of December 31,
(in thousands)	2010	2009

Deferred income tax assets:
Accruals not currently deductible for tax purposes	$9,474	$8,221
Billings in excess of revenues	7,060	7,325
Tax loss carryforwards	10,315	11,048
Foreign tax credits	1,281	1,961
Fixed and intangible assets	220	62
All other items	734	605

Gross deferred tax assets	29,084	29,222

Valuation allowance for deferred tax assets	(11,441)	(11,458)

Net deferred tax assets	17,643	17,764

Deferred income tax liabilities:
Unbilled revenues	(21,583)	(18,366)
Change in method of accounting	(540)	—
Fixed and intangible assets	(9,633)	(2,841)
All other items	(1,308)	(861)

Gross deferred tax liabilities	(33,064)	(22,068)

Net deferred tax liabilities	$(15,421)	$(4,304)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will ultimately realize the benefits of these deductible differences as of December 31, 2010. The

Company has provided valuation allowances against gross deferred tax assets related primarily to capital loss carryforwards, and foreign tax credits related to the sale of its energy business, as discussed within the following caption “Discontinued Operations,” and state net operating losses as it has concluded that it is not more likely than not that this benefit will be realized. The amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced. There are net long-term deferred tax assets totaling $0.9 million and no net current deferred tax assets in the Company’s Consolidated Balance Sheets as of December 31, 2010. There were no net current or net long-term deferred tax assets as of December 31, 2009 in the Company’s Consolidated Balance Sheet.

The Company has gross state net operating loss (“NOL”) carryforwards totaling $38.8 million resulting in net state tax effected NOL’s of $3.3 million, which expire from 2011 to 2030. A net state valuation allowance of $1.1 million has been established for these deferred tax assets.

The Company is subject to federal and state income tax audits for the 2007 through 2010. The Company has been notified by the Internal Revenue Service that they will be performing an audit of the Company’s 2009 consolidated income tax return starting in the first quarter of 2011. The Company is also subject to audits in various foreign jurisdictions for tax years ranging from 2005 to the present. Management believes that adequate provisions have been made for income taxes as of December 31, 2010.

As discussed in the following caption, “Discontinued Operations”, the company has deferred tax assets related to capital loss carryforwards that expire in 2014 and 2015 and foreign tax credit carryforwards that expire between 2015 and 2017.

Discontinued Operations

In certain foreign jurisdictions, the Company’s former Baker Energy subsidiaries were subject to a deemed profits tax that was assessed based on revenue. In other foreign jurisdictions or situations, the Company’s former Baker Energy subsidiaries were subject to income taxes based on taxable income.

Prior to 2009, the Company was in an overall foreign loss position for U.S. Federal income tax purposes, which precluded the Company from utilizing credits for taxes paid in foreign jurisdictions. However, as a result of generating sufficient foreign source income to offset the Company’s overall foreign loss, the Company was able to utilize a portion of those tax credits in 2009, resulting in the reversal of deferred tax liabilities for a net impact of $5.9 million, related to unremitted foreign source earnings which are taxable for U.S. federal tax purposes, but can be offset if there are sufficient foreign tax credits that can be utilized.

As a result of the sale of Energy, the company realized certain tax gains and losses. The sale of certain of these foreign entities resulted in U.S. taxable gains for which foreign tax credits became available. In 2009, the Company recorded a deferred tax asset of $2.0 million related to these credits along with a $1.5 million valuation allowance. Also included in discontinued operations in 2009 was foreign tax expense of approximately $2.0 million related to operations of the Energy business. The sale also resulted in approximately $19.0 million of capital losses for which a deferred tax asset and related valuation allowance totaling $6.7 million was recorded as it was not more likely than not that such capital losses could be utilized within the five-year carryforward period. The Company also recorded a full valuation allowance against $2.0 million in net deferred tax assets related to Legacy Baker Energy insurance liabilities. These liabilities are reimbursable from the buyer but the related accounts receivable was already included within the previously mentioned capital loss. Payment of such liabilities will result in tax deductions that will increase the net capital loss carryforward.

During 2010, the Company incurred additional non-deductible expenses related to its discontinued operations totaling $2.5 million and paid insurance liabilities totaling $1.8 million. This had the effect of increasing the capital loss carryforward and related valuation allowance to $23.3 million and $8.2 million, respectively. Additionally, the Company’s valuation allowance against its deferred tax asset for insurance liabilities was reduced from $2.0 million to $1.4 million.

10.	SHORT-TERM INVESTMENTS

As of December 31, 2009, the Company’s short-term investments were comprised of certificates of deposit with remaining maturities of greater than 90 days but less than one year at the time of purchase and are recorded at fair value. As of December 31, 2009, the Company held $2,500,000 of short-term investments that matured in 2010 with no short-term investments remaining as of December 31, 2010. Interest income from the short-term investments was nominal for 2010 and 2009.

11.	AVAILABLE-FOR-SALE SECURITIES

The Company’s available-for-sale securities are primarily comprised of highly-rated corporate, U.S. Treasury and U.S. federally-sponsored agency bonds and are recorded at fair value. As of December 31, 2010 the Company held available-for-sale securities of $9,795,000. The Company held available-for-sale securities of $2,155,000 in highly rated municipal bonds as of December 31, 2009. The available-for-sale securities held as of December 31, 2009 were purchased late in December 2009 and had no unrealized gains or losses. Interest income from the available-for-sale securities was $178,000 for 2010 and was nominal for 2009.

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
(in thousands)	Cost	Gains	Losses	Value

December 31, 2010
Debt securities	$9,812	$23	$(40)	$9,795

The following table presents the Company’s maturities of debt securities at fair value as of December 31, 2010:

(in thousands)

Mature within one year	$3,044
Mature in one to five years	6,751

Total	$9,795

12.	FAIR VALUE MEASUREMENTS

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

As of December 31, 2010, the Company held cash equivalents as investments in money market funds totaling $30.3 million and available-for-sale securities in highly-rated corporate, U.S. Treasury and U.S. federally-sponsored agency bonds totaling $9.8 million in accounts held by major financial institutions.

The following table represents the Company’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2010 and 2009:

		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)

December 31, 2010

Cash equivalents	$30,279	$30,279	$—	$—
Available-for-sale securities	9,795	9,795	—	—

Total cash equivalents and investments	$40,074	$40,074	$—	$—
Percent to total	100%	100%	—	—

December 31, 2009

Cash equivalents	$58,000	$58,000	$—	$—
Short-term investments	2,500	2,500	—	—
Available-for-sale securities	2,155	—	2,155	—

Total cash equivalents and investments	$62,655	$60,500	$2,155	$—
Percent to total	100%	97%	3%	—

As of December 31, 2009, the Company’s available-for-sale securities were classified within level 2 of the hierarchy as readily observable market parameters were available from the financial institution that managed these securities. These observable market parameters were used as the basis of the fair value measurement.

13.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following:

(in thousands)
Other intangible asset, net	Transportation	Federal	Total

Balance, January 1, 2009	$—	$162	$162
Less: Amortization		(86)	(86)

Balance, December 31, 2009	—	76	76
Purchase of LPA	19,260	—	19,260
Less: Amortization	(4,728)	(39)	(4,767)

Balance, December 31, 2010	$14,532	$37	$14,569

(in thousands)
Goodwill	Transportation	Federal	Total

Balance, December 31, 2009	$8,916	$710	$9,626
Purchase of LPA	43,815	—	43,815

Balance, December 31, 2010	$52,731	$710	$53,441

The Company’s goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. The Company performs its annual evaluation of the carrying value of its goodwill during the second quarter. No goodwill impairment charge was required in connection with this evaluation in 2010 and 2009.

The following table summarizes the Company’s other intangible assets balance as of December 31, 2010:

	Acquisition Date	Accumulated	Carrying
(in thousands)	Fair Value	Amortization	Value

Project backlog	$10,489	$3,824	$6,665
Customer contracts and related relationships	6,720	734	5,986
Non-competition agreements	2,500	833	1,667
Trademark / trade name	400	149	251

Total	$20,109	$5,540	$14,569

These identifiable intangible assets with finite lives are being amortized on a basis approximating the economic value derived from these assets and will be fully amortized over the next four years. Amortization expense recorded on the other intangible assets balance was $4,767,000, $86,000 and $113,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

Estimated future amortization expense for other intangible assets as of December 31, 2010 is as follows:

(in thousands)
For the year ending December 31,

2011	$6,950
2012	4,002
2013	1,794
2014	1,823

Total	$14,569

14.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	As of December 31,
(in thousands)	2010	2009

Land	$486	$486
Buildings and improvements	5,403	4,992
Furniture, fixtures, and office equipment	15,766	12,738
Equipment and vehicles	273	221
Computer hardware	2,092	1,271
Computer software	21,172	19,015
Leasehold improvements	4,855	4,923
Equipment and vehicles under capital lease	1,283	1,283

Total, at cost	51,330	44,929
Less — Accumulated depreciation and amortization	(34,483)	(32,351)

Net property, plant and equipment	$16,847	$12,578

Depreciation expense for continuing operations was $4,548,000, $5,179,000 and $4,609,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Depreciation expense for discontinued operations was $660,000 and $656,000 for the years ended December 31, 2009 and 2008, respectively. The majority of the Company’s vehicles are leased and are accounted for as operating leases; however, certain of these vehicle leases are accounted for as capital leases. Assets under capital lease in the above table primarily represent vehicles and computer equipment leased by the Company. These assets are being amortized over the shorter of the lease term or the estimated useful life of the assets. Amortization expense for continuing operations related to capital leases was $186,000, $327,000 and $230,000 for the years 2010, 2009 and 2008, respectively. Amortization expense for discontinued operations related to capital leases was $10,000 and $42,000 for the years 2009 and 2008, respectively. As of December 31, 2010 and 2009, the Company had recorded $1,119,000 and $933,000, respectively, in accumulated amortization for assets under capital lease.

15.	COMMITMENTS & CONTINGENCIES

Commitments

The Company had certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company’s business in the normal course. The Company’s outstanding guarantees as of December 31, 2010 were as follows:

Maximum undiscounted
(in millions)	future payments

Standby letters of credit*:
Insurance related	$7.3
Other	0.4
Performance and payment bonds*	14.3

*	These instruments require no associated liability on the Company’s Consolidated Balance Sheet.

The Company’s banks issue standby letters of credit (“LOCs”) on the Company’s behalf under the Unsecured Credit Agreement (the “Credit Agreement”) as discussed more fully in the “Long-Term Debt and Borrowing Agreements” note. As of December 31, 2010, the majority of the balance of the Company’s outstanding LOCs was issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of the Company’s self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on its behalf. These LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiaries or the banks elect not to renew them.

Bonds are provided on the Company’s behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from the Company’s insurance carriers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not expect any amounts to be paid under its outstanding bonds as of December 31, 2010. In addition, the Company believes that its bonding lines will be sufficient to meet its bid and performance bonding needs for at least the next year.

The Company indemnified the buyer of Baker Energy for certain legacy costs related to its former Energy segment in excess of amounts accrued as of the transaction date. These costs include but are not limited to insurance and taxes. Reflected in the Consolidated Balance Sheet as of December 31, 2010 are both liabilities and assets related to Baker Energy’s workers’ compensation, automobile and health insurances through September 30, 2009. As part of the sale of Baker Energy, the buyer agreed to assume the liabilities associated with those insurances, subject to certain indemnifications, as of September 30, 2009. However, corresponding liabilities representing the reserves associated with these insurances, including reserves for incurred but not reported claims, are included in the Consolidated Balance Sheet as those insurances are written to the Company, rather than to a Baker Energy entity. As such, the Company is required to maintain reserves for these insurances in its Consolidated Balance Sheet. As the buyer assumed the liabilities associated with these insurances as of the closing balance sheet, the Company has also recorded a corresponding receivable from the buyer representing the amount of the aggregate insurance liabilities as of September 30, 2009 for the Energy Business, less reimbursements made to the Company through December 31, 2010.

Contingencies

Camp Bonneville Project.  In 2006, Michael Baker Jr., Inc. (“MB Jr.”), a subsidiary of the Company, entered into a contract whereby it agreed to perform certain services (the “Services”) in connection with a military base realignment and closure (“BRAC”) conservation conveyance of the Camp Bonneville property (the “Property”) located in Clark County, Washington. The Property was formerly owned by the United States Army (the “Army”). MB Jr’s. contract for the performance of the Services is with the Bonneville Conservation Restoration and Renewal Team (“BCRRT”), a not-for-profit corporation which holds title to the Property. BCRRT, in turn, has a contract with Clark County, Washington (the “County”) to perform services in connection with the Property and is signatory to a prospective purchaser consent decree (“PPCD”) with the Washington Department of Ecology (“WDOE”) regarding cleanup on the Property. The County is funding the services via an Environmental Services Cooperative Agreement (“ESCA”) grant from the Army and ultimately intends to use the Property as a park when cleanup is complete. As part of the Services, MB Jr., through a subcontractor, MKM Engineers (“MKM”), was performing remediation of hazardous waste and military munitions including Munitions and Explosives of Concern (“MEC”) on the Property.

Based upon the discovery of additional MEC to be remediated at the site, the WDOE has significantly increased the cleanup required to achieve site closure. WDOE put a Cleanup Action Plan (“CAP”) containing these increased requirements out for public comment on June 8, 2009 at which point BCRRT, with the assistance of MB Jr. and MKM, entered into dispute resolution with WDOE regarding the CAP. Dispute resolution concluded without the parties reaching agreement. MB Jr. is in the process of analyzing its next steps.

MB Jr.’s contract with BCRRT is fixed price, as is MKM’s contract with MB Jr. These contracts provide for two avenues of financial relief from the fixed price. First, the Army has agreed to provide Army Contingent Funding (“ACF”) to cover cost overruns associated with military munitions remediation. Under the ESCA, ACF is available once the County and its contractors have expended 120% of the $10.7 million originally estimated for military munitions remediation costs. Once this threshold has been reached, the ACF would cover ninety percent (90%) of actual costs up to a total of $7.7 million.

On June 1, 2009, at the urging of BCRRT, MB Jr. and MKM (hereinafter the “BCRRT Team”), the County sent a letter to the Army requesting that it begin the process of releasing ACF to cover additional costs of munitions response, and on June 26, 2009 the Army responded by requesting documentation of the costs incurred to date. On September 1, 2009, the BCRRT Team submitted this additional documentation to the County, and the County promptly sent this information to the Army. On October 20, 2009 the Army responded to the County’s request for ACF denying payment. The BCRRT Team strenuously disagrees with the Army’s reasons for doing so. In December of 2009, the BCRRT Team met with the Army and the Army requested that the BCRRT Team provide more information regarding cost documentation already submitted and additional cost documentation in order to update the ACF claim through December of 2009. This information and cost documentation was provided in January of 2010. In April of 2010, the Army indicated that it would respond regarding the ACF claim within the next one-hundred and twenty (120) days. Following the contingent settlement discussed below, in November 2010, the Army made an initial payment of ACF to the BCRRT Team, including a payment to Baker of $243,000 for work performed. An additional payment of ACF to Baker of $282,000 for retention is pending review and approval by the Army of supporting paperwork.

On September 4, 2009, MKM suspended munitions response work on the site due to lack of funding. On September 11, 2009, the County notified BCRRT, MB Jr. and MKM that the County believed BCRRT, MB Jr. and MKM were in breach of their obligations under their agreements, based on MKM’s anticipated failure to complete work in the central impact target area (“CITA”) portion of the Property by October 1, 2009 in accordance with an interim schedule set by WDOE. BCRRT requested and received an extension of the completion date for the CITA work to November 4, 2009, but the CITA work was not completed by that date. MB Jr’s. current position is that the CITA work completion date set by WDOE is not required by its contract. In late November of 2009, the BCRRT Team suspended work on the Bonneville site due to onset of winter weather.

In addition to the availability of ACF as a possible avenue of financial relief, the Army has retained responsibility for certain conditions which are unknown and not reasonably expected based on the information the Army provided to the County and its contractors during the negotiation of the ESCA. The BCRRT Team finalized and submitted a claim to the Army based upon Army Retained Conditions in January of 2010. This claim has not been addressed and the parties focus has been on the contingent settlement agreement discussed below.

MB Jr. has engaged outside counsel to assist in this matter. Counsel, on behalf of MB Jr., has been in discussions with the County, the Army, WDOE, BCRRT, and MKM, and on July 13, 2010 a contingent settlement agreement was reached between the County, BCRRT and MKM regarding the project. This agreement contemplates the resolution of the issues regarding the work on the project to date and is contingent upon, among other matters, an agreement being reached between the Army and the County regarding the remaining work. At this time it is too early to determine if the contingencies in the settlement agreement will be satisfied and hence the matter’s outcome and ultimate financial impact on MB Jr., although to date all parties appear focused on resolving the matter. For these reasons, the probability of loss and range of estimated loss cannot be determined at this time.

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

Reliance Liquidation.  The Company’s professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group (“Reliance”) for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Due to the subsequent liquidation of Reliance, the Company is currently uncertain what amounts paid by the Company to settle certain claims totaling in excess of $2.5 million will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company was notified in December 2009 that it would be receiving a $140,000 distribution from Reliance, which was subsequently received in January 2010. This amount was recognized in 2009 and was recorded as a receivable as of December 31, 2009. This distribution was not the final settlement and the Company may recover additional amounts in future periods. The Company had no other related receivables recorded from Reliance as of both December 31, 2010 and 2009.

16.	LEASE COMMITMENTS

The Company’s non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 11 years. Rent expense under non-cancelable operating leases for continuing operations was $18,713,000, $15,701,000 and $15,815,000 for the years ended December 31, 2010, 2009 and 2008, respectively. Rent expense under non-cancelable operating leases for discontinued operations was $1,716,000 and $2,660,000 for the years ended December 31, 2009 and 2008, respectively.

Future annual minimum lease payments under non-cancelable capital and operating leases as of December 31, 2010 were as follows:

(in thousands)	Capital lease	Operating lease
For the year ending December 31,	obligations	obligations	Total

2011	$161	$19,002	$19,163
2012	—	15,002	15,002
2013	—	11,543	11,543
2014	—	10,226	10,226
2015	—	8,697	8,697
Thereafter	—	21,484	21,484

Total	$161	$85,954	$86,115

17.	LONG-TERM DEBT AND BORROWING AGREEMENTS

On September 30, 2010, the Company entered into a new Credit Agreement. The Company’s new Credit Agreement is with a consortium of financial institutions and provides for an aggregate commitment of $125.0 million revolving credit facility with a $50 million accordion option through September 30, 2015. The new arrangement increases the Company’s credit capacity by $65 million. The Credit Agreement includes a $5.0 million swing line facility and $20.0 million sub-facility for the issuance of LOCs. As of December 31, 2010 and 2009, there were no borrowings outstanding under the Company’s respective credit agreements and outstanding LOCs were $7.7 million and $9.4 million, respectively.

Under the Credit Agreement, the Company pays bank commitment fees on the unused portion of the commitment, ranging from 0.20% to 0.35% per year based on the Company’s leverage ratio. There were no borrowings during both the years ended December 31, 2010 and 2009.

The Credit Agreement provides pricing options for the Company to borrow at the bank’s prime interest rate or at LIBOR plus an applicable margin determined by the Company’s leverage ratio based on a measure of indebtedness to earnings before interest, taxes, depreciation, and amortization (“EBITDA”). The Credit Agreement also contains usual and customary negative covenants for a credit facility, requires the Company to meet minimum leverage and interest and rent coverage ratio covenants, and places certain limitations on dividend payments. The Agreement also contains usual and customary provisions regarding acceleration. In the event of certain defaults by the Company under the credit facility, the lenders will have no further obligation to extend credit and, in some cases, any amounts owed by the Company under the credit facility will automatically become immediately due and payable. As of December 31, 2010, the Company was in compliance with the covenants under the Credit Agreement.

18.	EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	For the year ended December 31,
(in thousands)	2010	2009	2008

Net income from continuing operations	$15,446	$24,728	$22,558
Less: Net income attributable to noncontrolling
interests — continuing operations	(768)	(156)	—

Net income from continuing operations attributable
to Michael Baker Corporation	14,678	24,572	22,558
Net (loss)/income from discontinued operations attributable to Michael Baker Corporation	(2,512)	2,349	6,596

Net income attributable to Michael Baker Corporation	$12,166	$26,921	$29,154

	For the year ended December 31,
(in thousands, except per share data)	2010	2009	2008

Basic:
Weighted average shares outstanding	8,929	8,855	8,811
Earnings/(loss) per share:
Continuing operations	$1.64	$2.77	$2.56
Discontinued operations	(0.28)	0.27	0.75

Total	$1.36	$3.04	$3.31
Diluted:
Effect of dilutive securities -
Contingently issuable shares and stock based compensation	224	78	80
Weighted average shares outstanding	9,153	8,933	8,891
Earnings/(loss) per share:
Continuing operations	$1.60	$2.75	$2.54
Discontinued operations	(0.27)	0.26	0.74

Total	$1.33	$3.01	$3.28

As of December 31, 2010, 2009 and 2008, there were 48,000, 32,000 and 16,000, respectively, of the Company’s stock options that were excluded from the computations of diluted shares outstanding because the option exercise prices were more than the average market price of the Company’s common shares.

19.	CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company’s Common Stock in the open market. In 2003, the Board of Directors authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. As of December 31, 2010, 520,319 treasury shares had been repurchased under the Board’s authorizations. The Company made no treasury share repurchases during 2010 or 2009.

As of December 31, 2010 and 2009, the difference between the number of treasury shares repurchased under these authorizations and the number of treasury shares listed on the consolidated balance sheets relates to an exchange of Series B Common Stock for 23,452 Common shares which occurred in 2002. The remaining difference relates to 1,330 shares issued to employees as bonus share awards in the late 1990s.

Under the Credit Agreement, the Company’s treasury share repurchases cannot exceed $10.0 million during any rolling twelve-month period.

The Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. As of December 31, 2010 and 2009, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. As of December 31, 2010 and 2009, there were no shares of such Preferred Stock outstanding.

20.	RIGHTS AGREEMENT

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

21.	BAKER 401(k) PLAN

The Company maintains a defined contribution retirement program through its 401(k) Plan, in which substantially all employees are eligible to participate. The 401(k) Plan offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the 401(k) Plan are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches up to 100% of the first 3% and 50% of the next 3% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 4.5% of eligible salary contributed. The Company’s matching contributions are invested not less than 25% in its Common Stock (purchased through open market transactions), with the remaining 75% being available to invest in mutual funds or its Common Stock, as directed by the participants. The Company’s required cash contributions under this program amounted to $5,999,000, $6,065,000 and $5,424,000 in 2010, 2009 and 2008, respectively, for continuing operations. The Company’s required cash contributions under this program amounted to $1,010,000 and $1,283,000 in 2009 and 2008, respectively, for discontinued operations.

As of December 31, 2010, the market value of all 401(k) Plan investments was $256 million, of which 11% represented the market value of the 401(k) Plan’s investment in the Company’s Common Stock. The Company’s 401(k) Plan held 10% of both the shares and voting power of its outstanding Common Stock as of December 31, 2010. Each participant who has shares of Common Stock allocated to their account will have the authority to direct the Trustee with respect to the vote and all non-directed shares will be voted in the same proportion as the directed shares.

The employees of LPA remained on the legacy LPA 401(k) plan until December 31, 2010 and were transitioned to the Company’s 401(k) Plan effective January 1, 2011. As of December 31, 2010, the Company had an accrual related to the LPA 401(k) plan of $0.5 million.

22.	DEFERRED COMPENSATION PLAN

The Company has a nonqualified deferred compensation plan that provides benefits payable to non-employee directors at specified future dates, upon retirement, or death. Under the plan, participants may elect to defer their compensation received for their services as directors. This deferred compensation plan is unfunded; therefore, benefits are paid from the general assets of the Company. Participant cash deferrals earn a return based on the Company’s long-term borrowing rate as of the beginning of the plan year. The total of participant deferrals, which is primarily reflected as “Other long-term liabilities” in the Company’s consolidated balance sheets, was approximately $984,000 and $960,000 as of December 31, 2010 and 2009, respectively.

23.	STOCK BASED COMPENSATION

As of December 31, 2010, the Company has two active equity incentive plans under which stock awards can be issued as well as an expired plan under which stock options previously granted remain outstanding and exercisable. Under the 2010 Michael Baker Corporation Long-Term Incentive Plan (the “Long-Term Plan”), the Company is authorized to grant stock options, SARs, restricted stock, restricted stock units, performance share units, and other stock-based awards, for an aggregate of 500,000 shares of Common Stock to employees through April 8, 2020. Under the Long-Term Plan, restricted stock awards vest in equal annual increments over three years. Under the amended 1996 Non-employee Directors’ Stock Incentive Plan (the “Directors’ Plan”), the Company is authorized to grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. The options under the Directors’ Plan become fully vested on the date of grant and become exercisable six months after the date of grant. The restrictions on the restricted shares under the Directors’ Plan lapse after two years. Under the 1995 Stock Incentive Plan (the “1995 Plan”), the Company was authorized to grant options for an aggregate of 1,500,000 shares of Common Stock to key employees through its expiration on December 14, 2004. Unless otherwise established under the 1995 Plan, one-fourth of the options granted to key employees became immediately vested and the remaining three-fourths vested in equal annual increments over three years under the now expired Plan. Under these plans, the exercise price of each option equals the average market price of the Company’s stock on the date of grant. Vested options remain exercisable for a period of ten years from the grant date under the plans. From the date a restricted share award is effective, the awardee will be a shareholder and have all the rights of a shareholder, including the right to vote such shares and to receive all dividends and other distributions. Restricted shares may not be sold or assigned during the restriction period commencing on the date of the award.

As of December 31, 2010 and, 2009, the restrictions had not lapsed on 24,000 and 36,000, shares, respectively, of the Company’s restricted stock awarded under the Directors’ Plan. As of December 31, 2010, the restrictions had not lapsed on 70,907 shares of the Company’s restricted stock awarded under the Long-Term Plan. As of both December 31, 2010 and, 2009, all outstanding options were fully vested under the Directors’ Plan and the expired 1995 Plan. There were 114,301 and 104,463 exercisable options as of December 31, 2010 and 2009, respectively, under the Directors’ Plan and the expired 1995 Plan. Unearned compensation related to restricted stock awards was approximately $2,352,000 and $474,000 as of December 31, 2010 and 2009, respectively.

The following table summarizes all restricted stock issued for the Directors’ Plan and the Long-Term Plan:

		Weighted
		average
	Restricted	issuance price
	shares	per share

Balance at January 1, 2008	21,000	$23.57

Restricted shares granted	12,000	37.53
Restricted shares vested	(13,500)	21.74

Balance at December 31, 2008	19,500	33.42

Restricted shares granted	12,000	40.46
Restricted shares vested	(7,500)	26.86

Balance at December 31, 2009	24,000	38.99

Restricted shares granted	82,907	34.94
Restricted shares vested	(12,000)	37.53

Balance at December 31, 2010	94,907	$35.63

The following table summarizes all stock options outstanding for the Directors’ Plan and the expired 1995 Plan:

				Weighted
		Weighted		average
	Shares	average	Aggregate	contractual life
	subject	exercise price	intrinsic	remaining
	to option	per share	value	in years

Balance at January 1, 2008	145,520	$14.70	$3,841,521	4.8

Options granted	16,000	37.53
Options exercised	(33,057)	11.06

Balance at December 31, 2008	128,463	18.48	2,377,316	5.4

Options granted	16,000	40.46
Options exercised	(40,000)	15.81

Balance at December 31, 2009	104,463	22.87	1,935,885	5.3

Options granted	16,000	37.23
Options exercised	(6,162)	8.16

Balance at December 31, 2010	114,301	$25.67	$971,014	5.3

The weighted average fair value of options granted during 2010, 2009 and 2008 was $19.70, $22.46 and $17.91, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009 and 2008 was $196,000, $880,000 and $460,000, respectively. As of December 31, 2010, no shares of the Company’s

Common Stock remained available for future grants under the expired Plan, while 429,093 shares were available for future grants under the Long-Term Plan and 103,000 shares were available for future grants under the Directors’ Plan.

The following table summarizes information about stock options outstanding for the Directors’ Plan and the expired 1995 Plan as of December 31, 2010:

	Options outstanding			Options exercisable
			Weighted		Weighted
	Number		average	Number	average
	of	Average	exercise	of	exercise
Range of exercise prices	options	life(1)	price	options	price

$6.25 — $8.55	9,267	1.6	$8.54	9,267	$8.54
$10.025 — $15.625	33,034	1.5	14.33	33,034	14.33
$20.16 — $26.86	24,000	5.5	22.43	24,000	22.43
$37.225 — $40.455	48,000	8.5	38.40	48,000	38.40

Total	114,301	5.3	$25.67	114,301	$25.67

(1)	Average life remaining in years.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	2010	2009	2008

Weighted average risk-free interest rate	2.3%	3.2%	3.4%
Weighted average expected volatility	48.3%	47.1%	36.2%
Expected option life	7.4 years	7.9 years	8.1 years
Expected dividend yield	0.00%	0.00%	0.00%

The average risk-free interest rate is based on the U.S. Treasury yield with a term to maturity that approximates the option’s expected life as of the grant date. Expected volatility is determined using historical volatilities of the underlying market value of the Company’s stock obtained from public data sources. The expected life of the stock options is determined using historical data.

During the second quarter of 2008, the Company issued 40,000 SARs, which vest at varying intervals over a three-year period, in connection with the Company’s Chief Executive Officer’s employment agreement. Future payments for the SARs will be made in cash, subject to the Company’s discretion to make such payments in shares of the Company’s common stock under the terms of a shareholder-approved employee equity incentive plan. The fair value of the SARs was estimated using a Black-Scholes option pricing model. Based on the fair value of these SARs, the Company anticipates recording additional expense ratably through the second quarter of 2011 of approximately $87,000.

The Company recognized total stock based compensation expense related to its restricted stock, options and SARs of $1,384,000, $1,063,000 and $772,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

In April 2010, the Company’s Board of Directors adopted the Michael Baker Corporation Employee Stock Purchase Plan (the “ESPP”). The first day of each quarter is an offering date and the last day of each quarter is a purchase date. The first purchase period will begin on January 1, 2011. Employees will be able to purchase shares of Common Stock under the ESPP at 90% of the fair market value of the Common Stock on the purchase date. The maximum number of shares of Common Stock which may be issued pursuant to the ESPP is 750,000 shares.

24.	RELATED PARTY TRANSACTIONS

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

Effective September 14, 2006, Mr. Shaw’s compensation for the consulting services under the agreement was temporarily suspended due to his re-employment by the Company as its Chief Executive Officer. Effective March 1,

2008, compensation under the consulting agreement resumed upon Mr. Shaw’s retirement from the Company. Mr. Shaw’s total consulting fees for both the years ended December 31, 2010 and 2009 were $106,000 and $89,000 for 2008.

As part of the LPA transaction, the Company agreed to continue two leases (Columbia, South Carolina and Norcross, Georgia) for one year at above market rates with the former primary owners of The LPA Group Incorporated. The Columbia, South Carolina lease was renegotiated and extended at current market rates in September 2010 and the Norcross, Georgia lease was renegotiated and extended at current market rates in November 2010. The total rent expenses were $755,000 and $203,000 for the year ended December 31, 2010 for the Columbia, South Carolina and Norcross, Georgia leases, respectively.

25.	SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA

The following table is provided as a supplement to the Company’s indirect-method statement of cash flows:

	For the Year Ended December 31,
(In thousands)	2010	2009	2008

Common stock issued in the LPA acquisition, 226,447 shares	$8,062	$—	$—
Income taxes paid	14,241	18,925	21,098
Interest paid	$23	$14	$199

Assets acquired on credit or through capital lease obligations were nominal for the years ended December 31, 2010, 2009 and 2008.

26.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2010 and gives effect to the disposition of the Company’s Energy business, which is presented as discontinued operations:

	2010 — Three Months Ended
(In thousands, except per share information)	Mar. 31	June 30	Sept. 30	Dec. 31

Revenues	$111,660	$131,757	$135,573	$120,363
Gross profit	21,519	28,599	30,262	18,677
Income/(loss) before income taxes and noncontrolling interests	7,665	9,292	8,390	(655)
Net income/(loss) attributable to Michael Baker Corporation
Continuing operations	4,613	5,554	5,031	(520)
Discontinued operations	(628)	(164)	(682)	(1,038)

Total	3,985	5,390	4,349	(1,558)
Diluted earnings/(loss) per common share
Continuing operations	0.52	0.61	0.54	(0.07)
Discontinued operations	(0.07)	(0.02)	(0.07)	(0.11)

Total	$0.45	$0.59	$0.47	$(0.18)

	2009 — Three Months Ended
	Mar. 31	June 30	Sept. 30	Dec. 31

Revenues	$115,084	$113,323	$110,153	$106,617
Gross profit	22,683	22,683	22,239	20,375
Income/(loss) before income taxes and noncontrolling interests	10,289	8,921	10,919	7,833
Net income/(loss) attributable to Michael Baker Corporation
Continuing operations	6,276	5,481	6,956	5,859
Discontinued operations	1,563	1,569	322	(1,105)

Total	7,839	7,050	7,278	4,754
Diluted earnings/(loss) per common share
Continuing operations	0.70	0.62	0.78	0.65
Discontinued operations	0.18	0.17	0.03	(0.12)

Total	$0.88	$0.79	$0.81	$0.53

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

The Company’s 2010, 2009 and 2008 financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company’s financial records and related data, as well as the minutes of shareholders’ and directors’ meetings.

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

We have audited the accompanying consolidated balance sheets of Michael Baker Corporation and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests in 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
March 3, 2011

SUPPLEMENTAL FINANCIAL INFORMATION

Market Information — Common Shares

The principal market on which the Company’s Common Stock is traded is the NYSE Amex under the ticker symbol “BKR.” High and low closing prices of the Company’s Common Stock for each quarter for the years ended December 31, 2010 and 2009 were as follows:

	2010				2009
	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$34.96	$39.49	$40.49	$41.37	$41.40	$42.96	$43.69	$42.60
Low	30.38	31.50	33.38	33.37	34.95	33.48	25.44	24.70