Form 10-K, Exhibit 13
period 2011-12-31
MICHAEL BAKER CORP
filed 2012-03-13
CIK 9263

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

(In thousands, except per share information)
	2011(1)	2010(2)	2009	2008	2007
Results of Operations
Continuing Operations
Revenues	$538,424	$499,353	$445,177	$455,929	$401,463
Operating income	24,158	22,289	30,558	33,300	26,491
Net income	16,824	14,678	24,572	22,558	17,330
Diluted earnings per share	$1.80	$1.60	$2.75	$2.54	$1.95
Return on average shareholders’ investment	8.1%	8.0%	15.5%	17.5%	16.6%
Total Michael Baker Corporation
Net income	$17,304	$12,166	$26,921	$29,154	$19,340
Diluted earnings per share	$1.85	$1.33	$3.01	$3.28	$2.18
Return on shareholders’ investment	8.3%	6.6%	17.0%	22.6%	18.5%

Financial Condition
Total assets	$379,874	$321,065	$278,844	$292,062	$276,350
Working capital	$113,736	$123,974	$154,357	$114,209	$84,629
Current ratio	1.86	2.17	2.59	1.84	1.56
Shareholders’ Investment	219,912	195,815	173,433	142,644	115,057
Shareholders’ Investment per outstanding share	22.99	21.23	19.47	16.11	13.06
Year-end closing share price	$19.61	$31.10	$41.40	$36.91	$41.10

Cash Flow
Net cash provided by operating activities	$15,716	$27,073	$36,365	$32,228	$26,635
Net cash (used in)/provided by investing activities	(57,172)	(53,805)	19,398	(5,285)	(1,560)
Net cash provided by/(used in) financing activities	63	(1,084)	446	55	(16,205)

(Decrease)/increase in cash	$(41,393)	$(27,816)	$56,209	$26,998	$8,870
Backlog	$1,593,200	$1,575,100	$1,425,200	$984,200	$1,122,200
Share Information
Year-end shares outstanding	9,566	9,223	8,907	8,855	8,810
Diluted weighted average shares outstanding	9,368	9,153	8,933	8,891	8,874

(1)	These results included RBF for the period October 1, 2011 to December 31, 2011 and JMA for the period June 6, 2011 to December 31, 2011.

(2)	These results included LPA for the period May 3, 2010 to December 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our “Selected Financial Data” and our consolidated financial statements and related notes. The discussion in this section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our current expectations about future events. These expectations are subject to risks and uncertainties, many of which are beyond our control. For a discussion of important risk factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein, see the “Note with Respect to Forward-Looking Statements” and “Risk Factors” sections included in our Annual Report on Form 10-K for the year ended December 31, 2011.

Business Overview and Environment

Through our Transportation and Federal business segments, we provide engineering expertise in a variety of markets for public and private sector clients worldwide. We derive a significant portion of our revenues from U.S. federal, state and local government contracting, with over 84% of our revenue for the year ended December 31, 2011 originating from these sources. As such, our financial results are heavily impacted by appropriations of public funds for infrastructure and other government-funded projects.

Our business relies heavily on the current legislation for transportation – the Safe, Accountable, Flexible, Efficient Transportation Equity Act — A Legacy for Users (“SAFETEA-LU”), which has been extended on only a short-term basis, with the current extension by Congress expiring as of March 31, 2012. While this extension provides funding for transportation infrastructure projects through the first quarter of 2012, the level of funding, and whether further extensions of the program will occur based on the outcome of the Federal deficit debate in Congress, is uncertain. Additionally, in recent years, we have benefited from the work that the Federal government as well as state and local governments have procured as a result of the American Recovery and Reinvestment Act of 2009 (“ARRA”), which contained approximately $130 billion for highways, buildings and other public works projects through December 31, 2010, particularly in transportation design and construction phase services. The budgetary uncertainty surrounding SAFETEA-LU, the cessation of the ARRA and constraints at all levels of government have caused a portion of our clients to curtail their spending on new and existing projects, resulting in a significant drag on our revenue growth. Specifically, several of our key transportation clients are continuing to exercise a significant amount of caution in granting new infrastructure projects or entering into extensions of existing commitments, as well as placing certain funded projects on hold. We presently expect this trend will continue for the foreseeable future until long-term Transportation legislation is enacted. Additionally, our Federal segment relies heavily on contracting activity from the United States of America (“U.S.”) Federal Government, particularly with the Department of Defense (“DoD”) and the Department of Homeland Security. As the U.S. Federal Government continues to attempt to address the U.S. Federal deficit, our Federal business may be impacted, particularly with our support of the United States Army Corps of Engineers (“USACE”) operating in Afghanistan given the recent draw downs in the U.S. military efforts there. As a result, we implemented and completed cost savings initiatives that included a reduction in force program, a reduction in a portion of the employer match for the Michael Baker Corporation 401(k) Plan for the second half of 2011, a delay in annual salary increases until September 2011 and the elimination of benefits for certain reduced-work-schedule employees. Because of these cost savings initiatives, in 2011 we incurred severance and related costs of $2.2 million.

Portions of our business also rely heavily on funding from the Federal Aviation Administration (“FAA”). On February 14, 2012, the four-year, $63 billion FAA Modernization and Reform Act of 2012 was signed into law which gives the FAA its first long-term operating authority since 2007, ending a string of 23 stop-gap operating authorization measures. The bill has authorized $13.4 billion in Airport Improvement Program funding which increases project opportunities at existing and future air traffic facilities. This bill provides funding for aviation transportation infrastructure projects through 2015, and we expect to benefit from work that the Federal government as well as state and local governments will procure as part of this legislation, particularly in the aviation planning & design and construction management phase services.

Our Transportation segment provides services for Surface Transportation, Aviation and Rail & Transit markets and our Federal segment provides services for Defense, Environmental, Architecture, Geospatial Information Technology, Homeland Security, Municipal & Civil, Oil & Gas, Telecom & Utilities and Water markets. Among the services we provide to clients in these markets are program management, design-build (for which we provide only the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity. In addition to the aforementioned impact of appropriations of public funds for infrastructure and other government-funded projects, we are also impacted by capital spending levels in the private sector and the demand for our services in the various engineering markets in which we compete.

Some of our significant contracts awarded during 2011 and early 2012 include:

•

A $16.0 million bridge design contract with the Kentucky Transportation Cabinet for two crossings, one over Kentucky Lake located in Marshall County, and one over Lake Barkley located in Trigg County, both in western Kentucky.

•	A $12.0 million contract with the New Jersey Department of Transportation to provide project management and engineering services for the I-280/Route 21 Interchange Project in Newark, New Jersey.

•	A five-year, up to $12.0 million Indefinite Delivery/Indefinite Quantity (“IDIQ) surveying and mapping services contract with the USACE — Mobile District.

•	Two one-year, $10.0 million contracts with the USACE — Middle East District to provide construction management support to the Afghanistan Engineering District.

•

A $10.0 million IDIQ contract to provide architecture and engineering services to the South Carolina Air and Army National Guard. The terms of the IDIQ contract include one base year at $2.0 million with four option years valued at up to $2.0 million per year.

•	A five-year, $9.9 million contract to perform air quality and climate emissions modeling services for the Pennsylvania Department of Transportation.

•

An $8.8 million contract with the Wisconsin Department of Transportation to provide preliminary design services for the improvement and reconstruction of the Daniel Hoan Bridge and the I-794 Freeway in Milwaukee, Wisconsin.

•

A $5.1 million contract with the South Carolina Department of Transportation (“SCDOT”) to develop final construction plans for a new 5.7-mile section of Interstate 73 between I-95 and U.S. Route 501 in Dillon County, South Carolina.

•

A 21-month, $5.0 million contract with the North Carolina Department of Transportation to provide engineering and inspections services for the I-85 Corridor Improvement Project in Davidson County, North Carolina.

•

A five-year, $5.0 million contract with the Maryland Aviation Administration to provide on-call construction management and inspection services to Baltimore/Washington International Thurgood Marshall Airport.

In addition, we have concluded negotiations with the General Services Administration for an IDIQ contract for the Department of Homeland Security’s United States Visitor and Immigrant Status Information Technology Program to provide program and project management and internal logistics support services. The IDIQ contract includes one base period with four one-year options and a maximum ordering limitation of $50 million for the entire contract period. The first Task Order was received to provide a range of technical support services for $3.6 million.

We are also the lead architectural and engineering firm on a Kiewit-Mortenson joint venture. This Kiewit-Mortenson joint venture is one of seven companies to be awarded a multiple award construction contract (“MACC”) by the

Naval Facilities Engineering Command (“NAVFAC”) — Pacific Division to compete for design and construction projects in Guam and other areas in the NAVFAC Pacific area. The total capacity of the combined MACC contract for construction of facilities and infrastructure is $4.0 billion with each of the seven contracts being for a twelve-month base period with four, one-year option periods. As of December 31, 2011, no work has been issued under the MACC to the Kiewit-Mortenson joint venture.

Acquisitions and Divestitures

Over the past several years, we have made a strategic determination to focus on growing our core Engineering Operations. As a result of this focus, we have transacted the following acquisitions and divestitures to align with this core strategy:

On October 3, 2011, we entered into a Stock Purchase Agreement (“SPA”) effective October 1, 2011 to acquire 100% of the outstanding shares of RBF Consulting (“RBF”), an engineering, planning, surveying and environmental firm based in Irvine, California with revenues of approximately $103 million for the year ended December 31, 2010. As of the date of acquisition, RBF had a total of 17 offices located in California, Nevada and Arizona. RBF provides comprehensive planning, design and construction management and inspection services for its clients including public and governmental agencies, the development community, private enterprise and non-profit agencies. The acquisition was consummated because it contributes to our long-term strategic plan by enabling us to expand geographically into the western United States and, through RBF’s water resource experience and expertise, provides a platform for us to build a national water and wastewater practice. The results of operations for RBF are included in our Federal and Transportation segments for the period of October 1, 2011 through December 31, 2011.

On June 6, 2011, a variable interest entity for which we are the primary beneficiary entered into a stock purchase agreement to acquire 100% of the outstanding shares of JMA Architects, Inc. (“JMA”), an architectural and interior design firm based in Las Vegas, Nevada. This transaction was funded with cash on hand. JMA specializes in the design of healthcare, hospitality, education and commercial facilities in the southwestern United States with revenues of approximately $10 million for the year ended December 31, 2010. The addition of JMA significantly broadens the spectrum of architectural services that we offer, allows us to expand geographically, and strengthens our ability to provide an elevated level of design services worldwide. The results of operations for JMA are included in our Federal segment for the period from June 6, 2011 through December 31, 2011.

On May 3, 2010, we acquired 100% of the outstanding shares of The LPA Group Incorporated and substantially all of its subsidiaries and affiliates (“LPA”), an engineering, architectural and planning firm specializing primarily in the planning and design of airports, highways, bridges and other transportation infrastructure, headquartered in Columbia, South Carolina. The majority of LPA’s clients are state and local governments as well as construction companies that serve those markets. The LPA acquisition significantly expanded our presence in the southeastern U.S. Transportation market, and broadened our existing capabilities in planning, design, program management, and construction management in the Aviation, Highway, Bridge and Rail & Transit markets. The results of operations for LPA are included in our Transportation segment for the year ended December 31, 2011, and from May 3, 2010 through December 31, 2010 for the year ended December 31, 2010.

In our 2009 filings, we presented an Engineering and an Energy business segment. Our former Energy segment (“Baker Energy”) provided a full range of services for operating third-party oil and gas production facilities worldwide. On September 30, 2009, we divested substantially all of our subsidiaries that pertained to our former Energy segment (the “Energy sale”). Additionally, we sold our interest in B.E.S. Energy Resources Company, Ltd. (“B.E.S.”), an Energy company, on December 18, 2009 to J.S. Technical Services Co., LTD., which is owned by our former minority partner in B.E.S. As such, the Energy business has been reclassified into “discontinued operations” in our accompanying consolidated financial statements. The results for the years ended December 31, 2011, 2010, and 2009 give effect to the dispositions.

Executive Overview

Our earnings per diluted common share for continuing operations were $1.80 for the year ended December 31, 2011, compared to $1.60 per diluted common share reported for 2010. Our total earnings per diluted common share were $1.85 for the year ended December 31, 2011, compared to $1.33 per diluted common share reported for the corresponding period in 2010.

Our revenues from continuing operations were $538.4 million for the year ended December 31, 2011, an 8% increase from the $499.4 million reported for the same period in 2010. This increase in revenues was primarily driven by RBF, which was acquired in the fourth quarter of 2011, contributing a combined $25.3 million in revenues to our Transportation and Federal segments, and increases in other key Transportation segment projects, offset by a decrease in revenues in our Federal segment, excluding RBF’s Federal revenue.

Income from continuing operations for the year ended December 31, 2011 was $16.8 million, a increase of 14% from the $14.7 million reported for the corresponding period in 2010. These results were primarily driven by a decrease in our provision for income taxes resulting from our utilization of foreign tax credits coupled with an increase in margins in our Federal segment, which was positively impacted by the net recovery of $1.3 million in corporate indirect taxes. Partially offsetting these favorable impacts was a decrease in our Federal segment’s work performed for our unconsolidated joint venture in Iraq and for FEMA, a decrease in equity income from our unconsolidated subsidiaries, and an increase in amortization expenses related to our recent acquisitions.

We had net income from discontinued operations related to our former Energy segment of $0.5 million for 2011, as compared to a net loss of $2.5 million for the same period in 2010. The 2011 gain was primarily attributable to adjustments resulting from changes in the underlying estimates of the ultimate cost for insurance claims related to the period when we owned Baker Energy.

Results of Operations

Comparisons of the Year Ended December 31, 2011 and 2010

Revenues

Our revenues totaled $538.4 million for 2011 compared to $499.4 million for 2010, reflecting an increase of $39.0 million or 8%. This increase in revenues was driven by the addition of $25.3 million in revenues from RBF, which was acquired in the fourth quarter of 2011 and increases in other key Transportation segment projects.

Transportation.    Revenues were $314.2 million for 2011 compared to $276.1 million for 2010, reflecting an increase of $38.1 million or 14%. The following table presents Transportation revenues by client type:

(In millions)	2011		2010
Revenues by client type
Federal government	$9.1	3%	$9.5	4%
State and local government	250.1	80%	210.3	76%
Domestic private industry	55.0	17%	56.3	20%

Total revenues	$314.2	100%	$276.1	100%

The increase was partially driven by an increase in work performed for the Central Texas Mobility Constructors on U.S. Highway 290 (“US 290”) in Central Texas of $12.5 million, an increase in construction management and inspection services related to roadways for the Marcellus Shale drilling activity in Pennsylvania of $5.5 million, increased work performed as program manager for the Charleston County Department of Public Works of $4.5 million, and the addition of RBF’s revenues totaling $4.9 million. The increase in revenues was also driven by the period over period increases in Department of Transportation services provided for Indiana, Louisiana, Virginia, South Carolina and Mississippi totaling $23.6 million, offset by decreases in Department of Transportation services provided for Utah, Missouri, Arizona and Pennsylvania totaling $17.3 million.

Federal.    Revenues were $224.2 million for 2011 compared to $223.3 million for 2010, reflecting an increase of $0.9 million. The following table presents Federal revenues by market:

(In millions)	2011		2010
Revenues by client type
Federal government	$157.0	70%	$173.8	78%
State and local government	34.4	15%	29.6	13%
Domestic private industry	32.8	15%	19.9	9%

Total revenues	$224.2	100%	$223.3	100%

The increase in our Federal segment’s revenues for 2011 was primarily driven by the addition of RBF’s fourth quarter revenues totaling $20.4 million, coupled with a year-over-year increase of $5.1 million related to services provided for the USACE, offset by a decrease of $14.1 million in federal government work performed for our unconsolidated subsidiary operating in Iraq and the net decrease in work performed on our FEMA contracts of $10.1 million as compared to 2010. Total revenues from FEMA were approximately $44 million and $54 million for 2011 and 2010, respectively.

Gross Profit

Our gross profit totaled $102.3 million for 2011 compared to $99.1 million for 2010, reflecting an increase of $3.2 million or 3%. Gross profit expressed as a percentage of revenues decreased to 19.0% in 2011 from 19.8% in 2010. The increase in gross profit for 2011 is primarily attributable to an increase in our Federal segment, which was driven by the gross profit contributed by RBF and the net benefit of $1.3 million related to the recovery of corporate indirect taxes, offset by the impact of unfavorable project mix in our Transportation segment and an increase in amortization expenses of $2.6 million for intangible assets related to our recent acquisitions. Total gross profit includes corporate expenses of $1.6 million for both 2011 and 2010 that was not allocated to our segments. These corporate expenses are related to our self-insured professional liability claims activity in our wholly-owned insurance captive.

Direct labor and subcontractor costs are major components in our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 26.5% for both 2011 and 2010, while subcontractor costs expressed as a percentage of revenues were 21.4% for 2011 compared to 21.7% for 2010. Direct labor costs were primarily affected by increases on various Transportation segment projects, offset by decreases on various Federal segment projects. Expressed as a percentage of revenues, direct labor increased in our Transportation segment and decreased in our Federal segment, while subcontractor costs decreased in our Transportation segment and increased in our Federal segment year over year.

Transportation.    Gross profit was $53.1 million for 2011 compared to $53.5 million for 2010, reflecting a decrease of $0.4 million or 1%. The decrease in gross profit for 2011 is primarily attributable to the unfavorable impact of project mix, including several design-build projects that contributed significant margin during 2010 that were substantially completed during the year ended December 31, 2010, and an increase in amortization expenses for intangible assets related to our recent acquisitions. These unfavorable impacts to gross profit were partially offset by the impact of increased revenue volume compared to 2010 on gross profit, including an award fee of $1.1 million related to the US 290 project. Transportation’s gross profit expressed as a percentage of revenues was 16.9% in 2011 compared to 19.3% in 2010. Gross profit expressed as a percentage of revenues decreased as a result of unfavorable impacts of project mix, coupled with the aforementioned increase in amortization expense of $1.9 million and the settlement of a nonrecurring project claim of $0.4 million, partially offset by an award fee of $1.1 million related to the US 290 project.

Federal.    Gross profit was $50.8 million for 2011 compared to $47.2 million for 2010, reflecting an increase of $3.6 million or 8%. The increase in gross profit for 2011 is primarily attributable to the addition of RBF’s fourth quarter gross profit of $4.0 million, which is net of amortization expense for intangible assets related to the RBF acquisition of $0.6 million. Gross profit expressed as a percentage of revenues increased to 22.7% in 2011 from 21.2% in 2010. Gross profit expressed as a percentage of revenues was favorably impacted by project mix and the net $1.3 million recovery of the corporate indirect taxes, compared to 2010.

Selling, General and Administrative Expenses

Our SG&A expenses totaled $78.1 million for 2011 compared to $76.8 million for 2010, reflecting an increase of $1.3 million or 2%. Our SG&A expenses expressed as a percentage of revenues decreased to 14.5% for 2011 from 15.4% for 2010. SG&A expenses for the Transportation segment were $49.2 million for 2011 compared to $45.1 million for 2010, reflecting an increase of $4.1 million or 9%. SG&A expenses for the Transportation segment expressed as a percentage of revenues decreased to 15.7% for 2011 from 16.3% for 2010. SG&A expenses for the Federal segment were $28.9 million for 2011 compared to $31.6 million for 2010, reflecting a decrease of $2.7 million or 9%. SG&A expenses for the Federal segment expressed as a percentage of revenues decreased to 12.9% for 2011 from 14.2% for 2010.

Overhead costs are primarily allocated between the Transportation and Federal segments based on that segment’s percentage of total direct labor. As a result of the allocation, SG&A expenses by segment directly fluctuated in relation to the increases or decreases in the Transportation and Federal segments’ direct labor as a percentage of total direct labor. Also included in total SG&A expenses for 2010 were Corporate-related costs of $0.1 million, which were not allocated to our segments.

SG&A expenses increased period over period primarily due to additional SG&A expenses of $4.4 million from RBF, which includes $0.4 million of intangible assets amortization. Also contributing to the increase in SG&A expenses was an increase in severance costs related to the reduction in force program totaling $2.2 million. This increase in SG&A costs was partially offset by cost reduction measures implemented in the second and third quarters of 2011 and a decrease in acquisition and integration-related costs of $1.1 million.

Other Income/(Expense)

Other income/(expense) aggregated to income of $0.7 million for 2011 compared to income of $2.4 million for 2010. “Other income/(expense)” is primarily comprised of equity income from our unconsolidated subsidiaries, interest income, interest expense and losses on disposal of fixed assets. Of the decrease in equity income from our unconsolidated subsidiaries, $1.2 million was due to SBH’s current Iraq IDIQ contract ending in 2009 and being materially completed in September 2010. SBH will be dissolved in 2012 and we anticipate any activity for the entity through dissolution will be nominal. In 2011, the equity income from our unconsolidated subsidiaries was primarily from the Louisiana Timed Managers Joint Venture.

Income Taxes

Our provisions for income taxes from continuing operations resulted in effective income tax rates of approximately 30% and 39% for the years ended December 31, 2011 and 2010, respectively. The variance between the U.S. federal statutory rate of 35% and our effective income tax rates for these periods is primarily due to state income taxes and permanent items that are not deductible for U.S. tax purposes. In 2011, the impact of state income taxes and permanent differences was fully offset by approximately $2.4 million of foreign tax credits and certain valuation allowance reversals.

Loss/Income from Discontinued Operations

As a result of the sale of our Energy business, we have presented those results on a discontinued operations basis. Net income from discontinued operations was $0.5 million for 2011 compared to a net loss of $2.5 million in 2010. As part of the Energy sale, we have indemnified the buyer for certain legacy costs related to our former Energy segment in excess of amounts accrued as of the transaction date. These costs include but are not limited to insurance and taxes. The results of discontinued operations are primarily driven by changes in our reserves for these legacy liabilities. The income tax expense attributable to discontinued operations was approximately $0.1 million in 2011 compared to a benefit for income taxes of approximately $0.2 million in 2010.

Reflected in our Consolidated Balance Sheets are both liabilities and assets related to Baker Energy’s workers’ compensation, automobile and health insurances through September 30, 2009. As part of the sale of Baker Energy, the buyer agreed to assume the liabilities associated with those insurances, subject to certain indemnifications, as of September 30, 2009. However, corresponding liabilities representing the reserves associated with these insurances, including reserves for incurred but not reported claims, are included in our Consolidated Balance Sheet as those insurances are written to us, rather than to a Baker Energy entity. As such, we are required to maintain reserves for these insurances in our Consolidated Balance Sheet. As the buyer assumed the liabilities associated with these insurances as of the closing balance sheet, we have also recorded a corresponding receivable from the buyer representing the amount of the aggregate insurance liabilities as of September 30, 2009 for the Energy Business, less reimbursements made to us through December 31, 2011. We have also indemnified the buyer for any taxes in excess of the amounts accrued as of September 30, 2009.

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

The decrease in our Federal segment’s revenues for 2010 was driven by a decrease of $20.4 million in federal government work performed for our unconsolidated subsidiary operating in Iraq and the net decrease in work performed on our FEMA contracts of $13.2 million as compared to 2009, partially offset by an increase in services provide for the NAVFAC – Atlantic Division of $5.4 million, the Department of Public Works in Montgomery County, Maryland of $2.6 million and the Alaska Department of Natural Resources of $2.2 million.

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

Gross Profit

Our gross profit totaled $99.1 million for 2010 compared to $88.0 million for 2009, reflecting an increase of $11.1 million or 13%. Gross profit expressed as a percentage of revenues was 19.8% for both 2010 and 2009. The increase in gross profit for 2010 is primarily attributable to the addition of LPA’s margin of $12.2 million (net of amortization expense of $3.7 million for intangible assets related to the acquisition), a decrease in incentive compensation costs of $3.7 million and increased revenue volume and margin improvement in our Transportation segment exclusive of LPA’s results, partially offset by a decrease in our Federal segment’s revenue volume. Included in total gross profit for 2010 and 2009 were Corporate-related costs for self-insured professional liability claims of $1.6 million and $1.1 million, respectively, which were not allocated to our segments.

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

SG&A expenses increased period-over-period primarily due to additional SG&A expenses of $14.2 million from LPA, which includes amortization expense of $1.0 million for intangible assets related to the LPA acquisition. Also contributing to the increase in SG&A expenses was an increase in acquisition and integration-related costs, increased occupancy-related costs associated with significant renewal activity and the addition of new locations during the year, a favorable, non-recurring insurance settlement that was recognized in 2009, a nonrecurring indirect tax charge, and increased professional fees, partially offset by a decrease in incentive compensation costs. SG&A expenses expressed as a percentage of revenues increased to 15.4% for 2010 from 12.9% for 2009. This overall increase in SG&A expenses expressed as a percentage of revenues is primarily driven by the aforementioned increased acquisition and integration-related costs of $2.3 million, increased occupancy-related costs of $1.1 million, favorable non-recurring insurance settlements totaling approximately $1.0 million that were recognized in 2009, a nonrecurring indirect tax charge of $0.6 million and an increase in professional fees of $0.5 million. This was offset by a reduction of incentive compensation costs of $1.6 million.

Other Income/(Expense)

Other income/(expense) aggregated to income of $2.4 million for 2010 compared to $7.4 million for 2009. “Other income/(expense)” is comprised primarily of equity income from our unconsolidated subsidiaries of $2.6 million for 2010 compared to $7.1 million for 2009. The decrease in equity income from our unconsolidated subsidiaries was primarily due to SBH’s current Iraq IDIQ contract ending in September 2009 and the associated decrease in work performed with the contract materially completed by September 2010. SBH will be dissolved in 2012 and we anticipate any activity for this entity through dissolution will be nominal. The decrease in SBH from $7.1 million for 2009 to $1.2 million for 2010 was partially offset by an increase of $1.4 million related to the addition of LPA’s joint venture, Louisiana TIMED Managers (“LTM”), during the period. Interest income increased from $0.2 million in 2009 to $0.4 million in 2010, primarily due to the increased interest earned on available for sale securities Also included in “Other income/(expense)” is a minimal amount of interest expense and currency-related gains and losses.

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

Loss/Income from Discontinued Operations

As a result of the sale of our Energy business, we have presented those results on a discontinued operations basis. The net loss from discontinued operations was $2.5 million for 2010 as compared to net income from discontinued operations of $2.5 million in 2009. As part of the Energy sale, we have indemnified the buyer for certain legacy costs related to our former Energy segment in excess of amounts accrued as of the transaction date. These costs include, but are not limited to, insurance and taxes. The 2010 net loss from discontinued operations primarily related to the unfavorable development of legacy insurance claims and adjustment of foreign tax accruals related to the Energy business.

The income tax benefit attributable to discontinued operations was approximately $0.2 million in 2010, as compared to a benefit for income taxes of approximately $5.5 million in 2009. During 2010, the Company incurred additional non-deductible expenses related to its discontinued operations totaling $2.5 million and paid insurance liabilities totaling $1.8 million. This had the effect of increasing the gross capital loss carryforward and related valuation allowance to $23.3 million and $8.2 million, respectively. Additionally, the Company’s valuation allowance against its deferred tax asset for insurance liabilities was reduced to $1.4 million as of December 31, 2010 from $2.0 million as of December 31 2009. The 2009 income tax benefit was primarily attributable to utilizing credits for taxes paid in foreign jurisdictions as a result of generating sufficient foreign source income to offset our overall foreign loss. These benefits were partially offset by the normal course provisions for income tax during 2009 for our former Energy operations.

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

The following table presents our contract backlog:

	As of December 31,
(In millions)	2011	2010
Funded	$684.6	$569.5
Unfunded	908.6	1,005.6

Total	$1,593.2	$1,575.1

As of December 31, 2011, our funded backlog consisted of approximately $427.8 million for our Transportation segment and approximately $256.8 million for our Federal segment. Included in total backlog as of December 31, 2011 was $14.1 million and $64.1 million of funded backlog related to RBF’s backlog additions to our Transportation and Federal segments, respectively. Of our total funded backlog as of December 31, 2011, approximately $325 million is expected to be recognized as revenue within the next year. Additionally, we expect our sources of revenue within the next year to include recognized unfunded backlog and new work added. Due to the nature of unfunded backlog, consisting of options that have not yet been exercised or task orders that have not yet been approved, we are unable to reasonably estimate what, if any, portion of our unfunded backlog will be realized within the next year.

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

The following table reflects our available funding capacity as of December 31, 2011:

(In millions)
Available Funding Capacity
Cash & Cash Equivalents		$36.1
Available for sale securities		12.3
Credit agreement
Revolving credit facilty	125.0
Outstanding borrowings	—
Issued letters of credit	(8.4)

Net line of credit capacity available		116.6

Total available funding capacity		$165.0

Our cash flows are primarily impacted from period to period by fluctuations in working capital. Factors such as our contract mix, commercial terms, days sales outstanding (“DSO”) and delays in the start of projects may impact our working capital. In line with industry practice, we accumulate costs during a given month and then bill those costs in the following month for many of our contracts. While salary costs associated with the contracts are paid on a bi-weekly basis, certain subcontractor costs are generally not paid until we receive payment from our customers. As of December 31, 2011 and 2010, $23.7 million and $20.6 million, respectively, of our accounts payable balance is comprised of invoices with “pay-when-paid” terms. As a substantial portion of our customer base is with public sector clients, such as agencies of the U.S. Federal Government as well as Departments of Transportation for various states, we have not historically experienced a large volume of write-offs related to our receivables and our unbilled revenues on contracts in progress. We regularly assess our receivables and costs in excess of billings for collectability, and provide allowances for doubtful accounts where appropriate. We believe our reserves for doubtful accounts are appropriate as of December 31, 2011, but adverse changes in the economic environment may impact certain of our customers’ ability to access capital and compensate us for our services, as well as impact project activity for 2012. The following table represents our summarized working capital information:

	As of December 31,
(In millions, except ratios)	2011	2010	Change
Current assets	$246.3	$230.2	$16.1
Current liabilities	(132.6)	(106.2)	26.4
Working capital	$113.7	$124.0	$(10.3)
Current Ratio*	1.86	2.17	N/A

*	Current ratio is calculated by dividing current assets by current liabilities.

The year over year decrease in our working capital and current ratio is driven by the acquisitions of RBF and JMA during 2011. We utilized approximately $51.4 million of our existing cash and cash equivalents for these transactions, and the acquisitions generated approximately $44.7 million of goodwill and other intangible assets, which are non-current assets.

Cash Provided by Operating Activities

Cash provided by operating activities was $15.7 million, $27.1 million and $36.4 million for years ended December 31, 2011, 2010 and 2009, respectively. Non-cash charges for depreciation and amortization increased to $14.2 million in 2011 from $9.5 million and $5.6 million in 2010 and 2009, respectively, due to the amortization of intangible assets acquired as part of the acquisitions of RBF and JMA in 2011 and LPA in 2010.

Our cash provided by operating activities for 2011 decreased compared to 2010 as a result of an increase in prepaid taxes, an increase in days sales outstanding (“DSO”), a decrease in our accrued expenses balances, and a reduction of $2.4 million in dividends received from our unconsolidated subsidiaries in the 2011 period. Our total

DSO in receivables and unbilled revenues, net of billings in excess, was 90 and 82 days as of December 31, 2011 and 2010, respectively, compared to 82 and 81 days as of December 31, 2010 and 2009, respectively. DSO increased primarily as a result of RBF traditionally carrying a higher accounts receivable balance as a percentage of revenues. These decreases in cash provided by operating activities were partially offset by a period-over-period reduction in incentive compensation paid during the year ended December 31, 2011 of $6.0 million.

Cash (Used in)/Provided by Investing Activities

Cash used in investing activities was $57.2 million in 2011, primarily as a result of our acquisitions of RBF and JMA. Cash used in investing activities for 2011 reflects $48.3 million and $3.1 million of net cash used to acquire RBF and JMA, respectively, and $2.6 million related to net purchases of available-for-sale securities.

Cash used in investing activities was $53.8 million in 2010, primarily as a result of our acquisition of LPA. We disbursed $52.4 million related to the LPA acquisition in the second quarter of 2010, which is reflected as an outflow for the year ended December 31, 2010. Conversely, $10.0 million related to a net asset adjustment provision in the terms of the Energy Sale that was received in 2010, and is reflected as an inflow for the year ended December 31, 2010. Cash used in investing activities for 2010 reflects $7.7 million related to the net purchases of available-for-sale securities partially offset by net cash inflows of $2.5 million related to the maturity of short-term investments.

In addition, our cash used in investing activities for all periods presented also related to capital expenditures. The majority of our 2011 capital additions pertain to computer software purchases, office equipment and leasehold improvements related to office openings or relocations. We also acquired various assets through operating leases, which reduced the level of capital expenditures that would have otherwise been necessary to operate our business.

Cash Provided by/(Used in) Financing Activities

Cash provided by financing activities was $0.1 million in 2011, primarily as a result of proceeds from Employee Stock Purchase Plan purchases and exercise of stock options and the excess tax benefit from stock-based compensation, partially offset by cash used for treasury stock purchases related to tax withholdings for participants in our Long-Term Incentive Plan, payments on capital lease obligations and non-controlling interest distributions to our partners in the BakerAECOM, LLC.

Cash used in financing activities was $1.1 million in 2010. In conjunction with the 2010 refinancing of our Credit Agreement, we incurred $0.6 million of costs, which are reflected as an outflow of cash from financing activities. Our other financing activities primarily related to noncontrolling interest distributions related to our BakerAECOM, LLC partners and payments on capital lease obligations, partially offset by the proceeds received from the exercise of stock options.

Credit Agreement

On September 30, 2010, we entered into the Credit Agreement with a consortium of financial institutions that provides for an aggregate commitment of $125.0 million revolving credit facility with a $50 million accordion option through September 30, 2015. The Credit Agreement includes a $5.0 million swing line facility and $20.0 million sub-facility for the issuance of letters of credit (“LOCs”). As of December 31, 2011 and 2010, there were no borrowings outstanding under the Credit Agreement and outstanding LOCs were $8.4 million and $7.7 million, respectively.

The Credit Agreement provides pricing options for us to borrow at the bank’s prime interest rate or at LIBOR plus an applicable margin determined by our leverage ratio based on a measure of indebtedness to earnings before interest, taxes, depreciation and amortization (“EBITDA”). Our Credit Agreement also contains usual and customary negative covenants for transactions of this type and requires us to meet minimum leverage and interest and rent coverage ratio covenants. Our Credit Agreement also contains usual and customary provisions regarding acceleration. In the event of certain defaults by us under the credit facility, the lenders will have no further obligation to extend credit and, in some cases, any amounts owed by us under the credit facility will automatically become immediately due and payable.

Although only $8.4 million of our credit capacity was utilized under this facility as of December 31, 2011, in future periods we may leverage our Credit Agreement to facilitate our growth strategy, specifically utilizing our available credit to fund strategic acquisitions or to take other actions. The inability of one or more financial institutions in the consortium to meet its commitment under our Credit Agreement could impact that growth strategy. Currently, we believe that we will be able to readily access our Credit Agreement as necessary.

Financial Condition & Liquidity

As of December 31, 2011, we had $36.1 million of cash and cash equivalents, as well as approximately $12.3 million in available-for-sale securities. Our available-for-sale securities are primarily comprised of highly rated U.S. Treasury, Corporate and U.S. federally-sponsored Agency bonds. We principally maintain our cash and cash equivalents and bonds in accounts held by major banks and financial institutions. The majority of our funds are held in accounts in which the amounts on deposit are not covered by or exceed available insurance by the Federal Deposit Insurance Corporation. Although there is no assurance that one or more institutions in which we hold our cash and cash equivalents and bonds will not fail, we currently believe that we will be able to readily access our funds when needed.

We utilize our cash, investments and borrowing capacity under the Credit Agreement for, among other things, short-term working capital needs, including the satisfaction of contractual obligations and payment of taxes, to fund capital expenditures and to support strategic opportunities that management identifies. We continue to pursue growth in our core businesses and seek to expand our engineering operations through organic growth and strategic acquisitions that align with our core competencies. Our strategy has been acquisitions, or related investments, for the purposes of geographic expansion and/or improving our market share as key components of our growth strategy and we are able to utilize some combination of our existing cash, investments and the Credit Agreement to fund such endeavors. Additionally, in February 2011, we filed a shelf registration with the Securities and Exchange Commission, which was subsequently declared effective in April 2011. Under the shelf registration, we may sell, from time to time, up to $125 million of our common stock or debt securities, either individually or in units, in one or more offerings. While we have no specific plans to offer the securities covered by the registration statement, and are not required to offer the securities in the future, we believe an offering under our existing shelf registration will provide us with additional financial flexibility to fund our growth objectives, if necessary. We also periodically review our business and our service offerings within our business, for financial performance and growth potential. As such, we may consider realigning our current organizational structure if we conclude that such actions would further increase our operating efficiency and strengthen our competitive position over the long term.

On October 3, 2011, we acquired 100% of the outstanding shares of RBF Consulting for $49.3 million. This transaction was funded with $45.7 million of cash on hand and approximately $3.6 million of our stock, offsetting these amounts was $1.2 million that we received from RBF immediately prior to closing to fund professional liability tail insurance premiums and for bonus payments that were due in December 2011 that we disbursed on RBF’s behalf. In addition, a portion of the net working capital adjustment totaling $4.0 million was remitted to RBF during 2011, and the remaining balance of approximately $1.0 million has been settled in 2012. This transaction contributes to our long-term strategic plan by enabling us to expand geographically into the western United States, and through RBF’s water resource experience and expertise, provides a platform for us to build a national water and wastewater practice.

On June 6, 2011, a variable interest entity for which we are the primary beneficiary acquired 100% of the outstanding shares of JMA, an architectural and interior design firm based in Las Vegas, Nevada. This transaction was funded with $3.1 million of cash on hand. JMA specializes in the design of healthcare, hospitality, education and commercial facilities. The addition of JMA significantly broadens the spectrum of architectural services that we offer, allowing us to expand geographically, and strengthens our ability to provide an elevated level of design services worldwide.

If we commit to funding future acquisitions, we may need to issue debt or equity securities (including raising capital by conducting an offering under our existing shelf registration), add a temporary credit facility and/or pursue other financing vehicles in order to execute such transactions. We believe that the combination of our cash and cash equivalents, investments, cash generated from operations and our existing Credit Agreement will be sufficient to meet our operating and capital expenditure requirements for the next twelve months and beyond.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2011 are as follows:

		Payments due by period
(In millions)	Total	Within 1 year	1-3 years	3-5 years	After 5 years
Contractual obligations
Operating lease obligations(1)	$121.7	$24.9	$38.9	$27.4	$30.5
Purchase obligations(2)	19.3	9.3	9.5	0.5	—
Other long-term liabilities(3)	1.4	—	—	—	1.4

Total contractual obligations	$142.4	$34.2	$48.4	$27.9	$31.9

(1)

We utilize operating leases to provide for use of certain assets in our daily business activities. This balance includes office space of $113.3 million, with the remaining balance relating to computers, computer-related equipment and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our Consolidated Balance Sheets.

(2)

Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices, but do not appear as liabilities on our Consolidated Balance Sheets. These obligations primarily relate to office equipment and maintenance obligations.

(3)	The majority of the $1.4 million balance represents deferred compensation for our Board of Directors.

Liabilities totaling $2.6 million as of December 31, 2011 recorded for uncertainty in income taxes are excluded from the above table due to the inability to make a reliable estimate of the period of any future cash settlement.

		Amount of commitment expiration per period
(In millions)	Total	Within 1 year	2-3 years	4-5 years	After 5 years
Off-Balance Sheet Arrangements
Standby letters of credit	$8.4	$8.4	$—	$—	$—
Performance and payment bonds	12.5	5.2	7.3	—	—

Total commercial commitments	$20.9	$13.6	$7.3	$—	$—

Our banks issue standby letters of credit on our behalf under the aforementioned Credit Agreement. As of December 31, 2011, the majority of our outstanding LOCs were issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of our self-insurance programs. These LOCs may be drawn upon in the event that we do not reimburse the insurance companies for claims payments made on our behalf. Such LOCs renew automatically on an annual basis unless either the LOC is returned to the bank by the beneficiaries or our banks elect not to renew them.

Bonds are provided on our behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from our insurance carriers in the event that we do not perform under the project or if subcontractors are not paid. We do not expect any amounts to be paid under our outstanding bonds as of December 31, 2011. In addition, we believe that our bonding lines will be sufficient to meet our bid and performance bonding needs for at least the next year.

Critical Accounting Estimates

We have identified the following critical accounting estimates as those that are most important to the portrayal of our results of operations and financial condition, and which require management’s most difficult, subjective or complex judgments and estimates.

Project Cost Estimates to Complete.    We utilize the percentage-of-completion method of accounting for the majority of our contracts. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project’s percentage of completion to date, adding labor costs, subcontractor costs and other direct costs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project’s percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. We have a history of making reasonably dependable estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2011, we do not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

Revenue Recognition.    As referenced above, we recognize revenue under the percentage-of-completion method for the majority of our contracts. Under certain circumstances, we may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management’s ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $4.3 million and $4.2 million as of December 31, 2011 and 2010, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed. Profit incentives and/or award fees are recorded as revenues when the amounts are both earned and reasonably estimable.

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

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitations has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Penalties, if any, estimated for underpaid income taxes are included in selling, general and administrative expenses in our Consolidated Statements of Income. Interest associated with underpaid income taxes and related adjustments are included in the “Interest expense” caption in our Consolidated Statements of Income.

Goodwill and Intangible Assets.    We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective estimated fair values. The cost to acquire a business is allocated to the underlying net assets of the acquired business based on estimates of their respective fair values. Intangible assets are amortized over the expected life of the asset. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Goodwill is assigned to our respective reporting units based upon how those reporting units are expected to benefit from the synergies of the acquisition. While the acquisitions of LPA and JMA solely benefited our Transportation and Federal segments, respectively, the RBF acquisition is expected to benefit both of our segments. Goodwill has been allocated based upon the derivation of revenues from RBF’s services and whether those services align with the service offerings of our Federal or Transportation segments. This analysis resulted in an allocation of approximately 75% and 25% of the acquired goodwill to the Federal and Transportation segments, respectively.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Fair values and useful lives are determined based on, among other factors, the expected future period of benefit of the asset, the various characteristics of the asset and projected cash flows. Because this process involves management making estimates with respect to future revenues and market conditions and because these estimates also form the basis for the determination of whether or not an impairment charge should be recorded, these estimates are considered to be critical accounting estimates.

Goodwill is required to be evaluated at least annually for impairment, through a two-step process to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment and requires that the fair value of the reporting unit be compared to its carrying value, including goodwill. If the fair value is higher than the carrying value, no impairment is recognized. If the fair value is lower than the carrying value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill. This implied fair value is then compared to the carrying amount of goodwill. If the implied fair value is lower than the carrying amount, an impairment adjustment must be recorded.

At June 30th of each year and in certain other circumstances, we perform an evaluation of the goodwill associated with our business to determine whether our goodwill is impaired. For purposes of evaluating goodwill, we have identified two reporting units which are consistent with our operating segments, Transportation and Federal. The valuation of the goodwill is affected by, among other things, our business plans for the future and estimated results of future operations. Changes in our business plans and/or in future operating results may have an impact on the valuation of the reporting units and therefore could result in our recording a related impairment charge. Additionally, we believe accounting estimates related to the evaluation of goodwill impairment are critical because the underlying assumptions used can change from period to period and impairment could potentially cause a material impact to the Consolidated Statement of Income. Management’s assumptions used in the valuation including the discount rate and other internal and external economic conditions and metrics, such as earnings growth rate, require significant judgment.

As of December 31, 2011, we have approximately $81.6 million of goodwill recorded on our balance sheet related to our various acquisitions. Our Transportation reporting unit has been assigned approximately $59.3 million of this total, including approximately $43.8 million and $6.6 million derived from the acquisitions of LPA and RBF, respectively. Our Federal reporting unit has been assigned approximately $22.3 million of this total, including approximately $19.8 million and $1.7 million derived from the acquisitions of RBF and JMA, respectively.

We derive a significant portion of our revenues from U.S. federal, state and local government contracting, with over 84% of our revenue in the year ended December 31, 2011 originating from these sources for our Transportation reporting unit. As such, our financial results are heavily impacted by appropriations of public funds for infrastructure and other government-funded projects. The current budgetary challenges at the U.S. Federal and state levels are causing our key transportation clients to continue to exercise a significant amount of caution in granting new infrastructure projects or entering into extensions of existing commitments, as well as placing certain funded projects on hold. We presently expect this trend will continue for the foreseeable future. In spite of these factors, our revenues have continued to grow modestly in our Transportation reporting unit year over year, organically as well as due to the acquisitions of LPA and RBF in 2010 and 2011, respectively.

In completing our evaluation of goodwill impairment as of June 30, 2011, we utilized a third-party valuation firm to assist us in determining the fair values of the applicable reporting units. We determined fair values for our reporting units using an income approach as well as two market approaches — the guideline public company method and the similar transaction method. We assessed these valuation methodologies based upon the relevance and availability of data at the time of performing the valuation and weighted the methodologies appropriately in arriving at a “point” estimate. In performing these valuations, we updated cash flows to reflect managements’ forecasts and adjusted discount rates to reflect the risks associated with the current market. While we weighted the three methodologies in arriving in our “point” estimate of fair value, the fair values of the reporting units exceeded the carrying values under each of the three methodologies individually. The weighted fair value of these approaches exceeded the carrying value by approximately 14% for the Transportation reporting unit as of June 30, 2011. The weighted fair value of the Federal reporting unit was in excess of its carrying value by more than 20% as of our June 30, 2011 evaluation date.

For purposes of the income approach utilized as of June 30, 2011, fair value was determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows for the next five years and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for the business. In the case of the Transportation reporting unit, we used a terminal value growth rate of 3% in this discounted cash flow analysis. Actual results may differ from those assumed in our forecasts. We derived our discount rate by applying a weighted average cost of capital model, which includes a company specific risk premium in addition to an equity market risk premium. The weighted average cost of capital used for this analysis was 15.0%, which is reflective of the risks and uncertainties inherent in the Transportation reporting unit’s industry and in our internally developed forecasts specifically and in the financial markets generally.

For purposes of the market approach — guideline public company method utilized as of June 30, 2011, fair value was determined based on the valuations of publicly traded competitors in the engineering industry, adjusted for variables such as size, long-term growth rates, and profitability. As the valuations of these public companies reflect the value of those companies on a freely traded, minority ownership basis, a control premium is assumed for deriving the fair value of the reporting units.

Valuations using the market approach — similar transactions method reflect prices and other relevant observable information generated by market transactions involving engineering services businesses. The market approach applying the similar transactions method allows for comparison to actual market transactions. It can be somewhat more limited in its application because the population of potential comparables is often limited to transactions disclosed by publicly-traded companies; market data is usually not available for transactions involving non-public entities that could otherwise qualify as comparable, and the specific circumstances surrounding a market transaction (e.g., synergies between the parties, terms and conditions of the transaction, and other factors) may be different or irrelevant with respect to our business.

Based on the results of our testing as of June 30, 2011, the fair value of the Transportation reporting unit exceeded its carrying value; therefore, the second step of the impairment test (in which fair value of each of the reporting units assets and liabilities are measured) was not required to be performed and no goodwill impairment was recognized. Estimating the fair value of reporting units involves the use of estimates and significant judgments that are based on a number of factors including actual operating results, future business plans, economic projections and market data. Actual results may differ from forecasted results. If adverse macroeconomic developments occur, or if current economic conditions persist longer than forecasted and depress the amount of cash flows generated by this segment, and the expected benefits of two rounds of cost reduction activities that we undertook in the 2nd and 3rd quarters of 2011 do not materialize as expected, it is reasonably possible that the judgments and estimates described above could change in future periods. Changes in those judgments and estimates may cause reductions in anticipated cash flows from this business, which, in turn, may indicate in a future period that its fair value is less than its carrying value resulting in an impairment of some or all of the goodwill associated with the Transportation reporting unit, along with a corresponding charge against earnings. The following changes in our assumptions as of June 30, 2011 would have the following impact on the estimated fair value of the Transportation reporting unit:

Assumption	Change	Excess/(Deficiency) of Fair Value as a % of Carrying Value
Annual revenue growth rate	Plus1%	22%
Annual revenue growth rate	Minus1%	6%
Annual growth margin	Plus1%	29%
Annual growth margin	Minus1%	(1%)
Discount Rate	Plus .5%	13%
Discount Rate	Minus .5%	16%

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

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued changes to Accounting Standards Codification (“ASC”) Topic 715, Compensation-Retirement Benefits, requiring additional and separate disclosures for multiemployer pension plans and other multiemployer postretirement benefit plans. The guidance requires additional quantitative and qualitative disclosures including more detailed information about an employer’s involvement in multiemployer pension plans, including: (i) the significant multiemployer plans in which an employer participates; (ii) the level of an employer’s participation in the significant multiemployer plans, including the Company’s contributions made to the plans and an indication of whether the employer’s contributions represent more than 5 percent of the total contributions made to the plan by all contributing employers; (iii) information regarding the financial health of the significant multiemployer plans, including an indication of the funded status, whether funding improvement plans are pending or implemented, and whether the plan has imposed surcharges on the contributions to the plan; (iv) the nature of the employer commitments to the plan, including when the collective-bargaining agreements that require contributions to the significant plans are set to expire and whether those agreements require minimum contributions to be made to the plans. The current recognition and measurement guidance for an employer’s participation in a multiemployer plan requires that an employer recognize its required contribution to the plan as pension or other postretirement benefit cost for the period and recognize a liability for any contributions due at the reporting date. That guidance is unchanged by these changes to ASC Topic 715. The amended guidance is effective for annual periods for fiscal years ending after December 15, 2011. We adopted the provisions of this guidance on December 31, 2011. While the adoption of this authoritative guidance increased our disclosures related to multi-employer plans, it did not have a material impact on our consolidated financial statements.

In September 2011, FASB issued changes to ASC Topic 350, Intangibles — Goodwill and Others, to simplify how entities, both public and non public, test goodwill for impairment. The change permits an entity to first assess qualitative factors to determine whether it is more likely or not that the fair value of a reporting unit is less than the carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We are assessing the impact of the standard but do not expect any material impact on our consolidated financial statements.

In June 2011, the FASB issued changes to ASC Topic 220, Presentation of Comprehensive Income, to require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. The change eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The items that must be reported in other comprehensive income and when an item of other comprehensive income must be reclassified to net income were not changed. The amended guidance must be applied retroactively, and is effective for interim and annual periods beginning after December 15, 2011, with earlier adoption permitted. We already present one of the options that is acceptable under ASC Topic 220 and expect no impact on our consolidated financial statements.

In May 2011, the FASB issued changes to ASC Topic 820, Fair Value Measurement to conform existing guidance regarding fair value measurement and disclosure between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. These changes clarify the application of existing fair value measurements and disclosures, and change certain principles or requirements for fair value measurements and disclosures. The adoption of changes to ASC Topic 820 is effective for interim and annual periods beginning after December 15, 2011. We are assessing the impact of this statement on our consolidated financial statements, but do not expect any material impact on our consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
(In thousands, except per share amounts)	2011	2010	2009
Revenues	$538,424	$499,353	$445,177
Cost of work performed	436,170	400,296	357,197

Gross profit	102,254	99,057	87,980
Selling, general and administrative expenses	78,096	76,768	57,422

Operating income	24,158	22,289	30,558
Other income/(expense):
Equity income from unconsolidated subsidiaries	693	2,576	7,057
Interest income	395	399	160
Interest expense	(97)	(276)	(70)
Other, net	(249)	(296)	257

Income before income taxes and noncontrolling interests	24,900	24,692	37,962
Provision for income taxes	7,142	9,246	13,234

Net income from continuing operations before noncontrolling interests	17,758	15,446	24,728
Income/(loss) from discontinued operations, net of tax	480	(2,512)	2,484

Net income before noncontrolling interests	18,238	12,934	27,212
Less: Income attributable to noncontrolling interests	934	768	291

Net income attributable to Michael Baker Corporation	17,304	12,166	26,921

Other comprehensive (loss)/income
Unrealized loss on investments	(30)	(17)	—
Foreign currency translation adjustments	20	270	163
Foreign currency reclassification adjustments	—	—	2,069
Less: Foreign currency translation adjustments attributable to noncontrolling interests with reclassification adjustments	—	—	(233)

Comprehensive income attributable to Michael Baker Corporation	$17,294	$12,419	$28,920
Earnings per share (“E.P.S.”) attributable to Michael Baker Corporation
Basic E.P.S. — Continuing operations	$1.81	$1.64	$2.77
Diluted E.P.S. — Continuing operations	1.80	1.60	2.75
Basic E.P.S. — Net income	1.86	1.36	3.04
Diluted E.P.S. — Net income	$1.85	$1.33	$3.01

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of
(In thousands, except share amounts)	December 31, 2011	December 31, 2010
ASSETS
Current Assets
Cash and cash equivalents	$36,050	$77,443
Available-for-sale securities	12,323	9,795
Receivables, net of allowances of $1,259 and $601, respectively	104,091	73,681
Unbilled revenues on contracts in progress	77,713	58,884
Prepaid expenses and other	8,951	5,644
Prepaid taxes	7,149	4,756

Total current assets	246,277	230,203

Property, Plant and Equipment, net	20,903	16,847
Goodwill	81,598	53,441
Other intangible assets, net	22,907	14,569
Other long-term assets	8,189	6,005

Total assets	$379,874	$321,065

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities
Accounts payable	$44,434	$38,918
Accrued employee compensation	25,786	20,638
Accrued insurance	10,580	11,992
Billings in excess of revenues on contracts in progress	24,064	18,816
Deferred income tax liability	13,659	6,405
Income taxes payable	1,113	545
Other accrued expenses	12,905	8,915

Total current liabilities	132,541	106,229

Long-term Liabilities
Deferred income tax liability	16,823	9,894
Other long-term liabilities	9,881	8,405

Total liabilities	159,245	124,528

Shareholders’ Investment
Common Stock, par value $1, authorized 44,000,000 shares, issued 10,066,789 and 9,718,351, respectively	10,067	9,718
Additional paid-in capital	66,218	59,637
Retained earnings	148,605	131,301
Accumulated other comprehensive loss	(90)	(80)
Less — 501,207 and 495,537 shares of Common Stock in treasury, at cost, respectively	(4,888)	(4,761)

Total Michael Baker Corporation shareholders’ investment	219,912	195,815
Noncontrolling interests	717	722

Total shareholders’ investment	220,629	196,537

Total liabilities and shareholders’ investment	$379,874	$321,065

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(In thousands)	2011	2010	2009
Cash Flows from Operating Activities
Net income before noncontrolling interests	$18,238	$12,934	$27,212
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Net (income)/loss from discontinued operations	(480)	2,512	(2,484)
Depreciation and amortization	14,184	9,501	5,592
Stock-based compensation expense	2,328	1,384	1,063
Tax benefit of stock compensation	(238)	13	232
Excess tax benefit from stock-based compensation	—	—	(5)
Deferred income tax (benefit)/expense	(3,973)	144	(5,152)
Realized loss on investments, net	59	21	—
Equity affiliates’ earnings	(693)	(2,576)	(7,057)
Equity affiliates’ dividends received	175	2,600	7,300
Loss on disposal of fixed assets	274	391	154
Changes in assets and liabilities:
(Increase)/decrease in receivables	(2,864)	10,643	(2,234)
(Increase)/decrease in unbilled revenues	(3,960)	2,827	2,061
(Increase)/decrease in other net assets	(821)	(1,555)	7,764
Increase/(decrease) in accounts payable	2,166	(990)	(4,652)
(Decrease)/increase in billings in excess	(1,964)	(5,537)	2,042
Decrease in accrued expenses	(6,046)	(4,713)	(7,779)

Net cash provided by continuing operations	16,385	27,599	24,057
Net cash (used in)/provided by discontinued operations	(669)	(526)	12,308

Net cash provided by operating activities	15,716	27,073	36,365

Cash Flows from Investing Activities
Additions to property, plant and equipment	(3,197)	(6,213)	(5,421)
Acquistions of businesses, net of cash acquired	(51,358)	(52,381)	—
Purchase of short-term investments	—	(250)	(2,500)
Maturity of short term investments	—	2,750	—
Purchase of available-for-sale securities	(9,046)	(13,564)	(2,155)
Sale of available-for-sale securities	6,429	5,888	—
Investment in equity affiliates	—	—	(400)

Net cash used in continuing operations	(57,172)	(63,770)	(10,476)
Net cash provided by discontinued operations	—	9,965	29,874

Net cash (used in)/provided by investing activities	(57,172)	(53,805)	19,398

Cash Flows from Financing Activities
Debt issuance costs	—	(621)	—
Proceeds from employee stock purchases and exercise of stock options	1,253	50	632
Payments on capital lease obligations	(165)	(160)	(333)
Excess tax benefit from stock-based compensation	—	—	5
Noncontrolling interest distributions	(939)	(353)	—
Capital contributions from noncontrolling interests	—	—	152
Treasury stock purchases	(86)	—	—

Net cash provided by/(used in) continuing operations	63	(1,084)	456
Net cash used in discontinued operations	—	—	(10)

Net cash provided by/(used in) financing activities	63	(1,084)	446

Net (decrease)/increase in cash and cash equivalents	(41,393)	(27,816)	56,209
Cash and cash equivalents, beginning of year	77,443	105,259	49,050

Cash and cash equivalents, end of year	$36,050	$77,443	$105,259

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT

(In thousands)	Common stock, par value $1		Treasury		Additional paid-in capital	Retained earnings	Non- controlling interest	Accumulated other comprehensive income/(loss)	Total shareholders’ investment

	Shares	Amount	Shares	Amount
Balance, January 1, 2009	9,351	$9,351	(496)	$(4,761)	$48,405	$92,214	$272	$(2,565)	$142,916

Net income attributable to Michael
Baker Corporation	—	—	—	—	—	26,921	—	—	26,921
Stock options exercised	40	40	—	—	592	—	—	—	632
Options granted	—	—	—	—	359	—	—	—	359
Tax benefit of stock compensation	—	—	—	—	232	—	—	—	232
Restricted stock issued	12	12	—	—	(12)	—	—	—	—
Amortization of restricted stock	—	—	—	—	413	—	—	—	413
Noncontrolling interests
Investment in shares	—	—	—	—	—	—	152	—	152
Divestiture of subsidiary	—	—	—	—	—	—	(176)	—	(176)
Income	—	—	—	—	—	—	291	—	291
Other comprehensive (loss)/income, net of tax:
Reclassification adjustment for foreign currency translation (included in discontinued operations)	—	—	—	—	—	—	(232)	2,069	1,837
Foreign currency translation adjustments	—	—	—	—	—	—	—	163	163

Balance, December 31, 2009	9,403	$9,403	(496)	$(4,761)	$49,989	$119,135	$307	$(333)	$173,740

Net income attributable to Michael
Baker Corporation	—	—	—	—	—	12,166	—	—	12,166
Stock options exercised	6	6	—	—	44	—	—	—	50
Options granted	—	—	—	—	315	—	—	—	315
Restricted stock issued	83	83	—	—	(83)	—	—	—	—
Amortization of restricted stock	—	—	—	—	1,018	—	—	—	1,018
Tax benefit of stock compensation	—	—	—	—	13	—	—	—	13
Stock appreciation rights	—	—	—	—	505	—	—	—	505
Stock issued for LPA acquisition	226	226	—	—	7,836	—	—	—	8,062
Noncontrolling interests
Income	—	—	—	—	—	—	768	—	768
Profit distribution	—	—	—	—	—	—	(353)	—	(353)
Other comprehensive (loss)/income, net of tax:
Unrealized loss on investments	—	—	—	—	—	—	—	(17)	(17)
Foreign currency translation adjustments	—	—	—	—	—	—	—	270	270

Balance, December 31, 2010	9,718	$9,718	(496)	$(4,761)	$59,637	$131,301	$722	$(80)	$196,537

Net income attributable to Michael
Baker Corporation	—	—	—	—	—	17,304	—	—	17,304
Stock options exercised	14	14	—	—	188	—	—	—	202
Options granted	—	—	—	—	219	—	—	—	219
Tax benefit of stock compensation	—	—	—	—	(238)	—	—	—	(238)
Restricted stock issued	73	73	—	—	(73)	—	—	—	—
Employee Stock Purchase Plan	54	54	—	—	1,114	—	—	—	1,168
Amortization of restricted stock	—	—	—	—	1,905	—	—	—	1,905
Treasury stock purchases	—	—	(5)	(127)	—	—	—	—	(127)
Stock appreciation rights	4	4	—	—	83	—	—	—	87
Stock issued for RBF acquisition	204	204	—	—	3,383	—	—	—	3,587
Noncontrolling interests
Income	—	—	—	—	—	—	934	—	934
Profit distribution	—	—	—	—	—	—	(939)	—	(939)
Other comprehensive (loss)/income, net of tax:
Unrealized (loss) on investments	—	—	—	—	—	—	—	(30)	(30)
Foreign currency translation adjustments	—	—	—	—	—	—	—	20	20

Balance, December 31, 2011	10,067	$10,067	(501)	$(4,888)	$66,218	$148,605	$717	$(90)	$220,629

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Michael Baker Corporation (the “Company”) was founded in 1940 and organized as a Pennsylvania corporation in 1946. Currently, through its operating subsidiaries, the Company provides engineering expertise for public and private sector clients worldwide. The Company’s Transportation and Federal business segments provide a variety of services to the Company’s markets. The Transportation segment provides services for Surface Transportation, Aviation and Rail & Transit markets and the Federal segment provides services for Defense, Environmental, Architecture, Geospatial Information Technology, Homeland Security, Municipal & Civil, Oil & Gas, Telecom & Utilities and Water markets. Among the services the Company provides to clients in these markets are program management, design-build (for which the Company provides only the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance.

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

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, jointly-owned subsidiaries over which it exercises control and variable interest entities for which it has been determined to be the primary beneficiary. Noncontrolling interest amounts relating to the Company’s less-than-wholly-owned consolidated subsidiaries are included within the “Income attributable to noncontrolling interests” caption in its Consolidated Statements of Income and within the “Noncontrolling interests” caption in its Consolidated Balance Sheets. Investments in unconsolidated affiliates, including joint ventures, over which the Company exercises significant influence, are accounted for under the equity method. The Company may render services to certain of its joint ventures. The Company records revenue in the period in which such services are provided. Investments in unconsolidated affiliates in which the Company owns less than 20% are accounted for under the cost method. All intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition and Accounting for Contracts

The Company earns revenue by providing services, typically through Cost-Plus, Fixed-Price, and Time-and-Materials contracts. In providing these services, the Company typically incurs direct labor costs, subcontractor costs and certain other direct costs (“ODCs”) which include “out-of-pocket” expenses.

Revenue is recognized under the percentage-of-completion method of accounting. Revenues for the current period are determined by multiplying the estimated margin at completion for each contract by the project’s percentage of completion to date, adding labor costs, subcontractor costs and ODCs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method to these contracts, the Company measures the extent of progress toward completion as the ratio of labor costs incurred to date over total estimated labor costs at completion. As work is performed under contracts, estimates of the costs to complete are regularly reviewed and updated. As changes in estimates of total costs at completion on projects are identified, appropriate earnings adjustments are recorded using the cumulative catch-up method. Provisions for estimated losses on uncompleted contracts are recorded during the period in which such losses become evident. Profit incentives and/or award fees are recorded as revenues when the amounts are both earned and reasonably estimable.

Change orders are modifications of an original contract that effectively change the provisions of the contract without adding new provisions. Either the Company or its customer may initiate change orders, which may include changes in specifications or design, manner of performance, facilities, equipment, materials, sites and/or the period of completion of the work.

In certain circumstances, the Company may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company’s historical relationship with the client, the nature and scope of the services to be provided, and management’s ability to accurately estimate the realizable value of the services to be provided. Under this policy, the Company had not recognized potential future revenues estimated at $4.3 million and $4.2 million as of December 31, 2011 and 2010, respectively, for which the related costs had already been expensed as of these dates.

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

The majority of the Company’s contracts have stated or not-to-exceed contract values and fall under the following types:

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using such estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes various other estimates, including but not limited to recording profit incentives and/or award fee revenues under its contracts, assessing intangible asset values, assessment of its exposure to insurance claims that fall below policy deductibles, determination of its liabilities for incurred-but-not-reported insurance claims, incentive compensation and income tax expense, and to assess its litigation, other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the consolidated financial statements of the period in which the changes become evident.

Income Taxes

The Company records its annual current tax provision based upon our book income plus or minus any permanent and temporary differences multiplied by the statutory rate in the appropriate jurisdictions where it operates. In certain foreign jurisdictions where it previously operated, income tax is based on a deemed profit methodology. The calculation of the company’s annual tax provision may require interpreting tax laws and regulations and could result in the use of judgments or estimates which could cause its recorded tax liability to differ from the actual amount due.

The Company recognizes current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. The Company also recognizes deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences, net operating losses, undistributed foreign earnings, and various other credits and carryforwards. The Company’s current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where it operates. The Company does not consider the effects of future changes in tax laws or rates in the current period. The Company analyzes its deferred tax assets and places a valuation allowance on those assets if it does not expect the realization of these assets to be more likely than not.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitations has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Penalties, if any, estimated for underpaid income taxes are included in selling, general and administrative expenses in the Company’s Consolidated Statements of Income. Interest associated with underpaid income taxes and related adjustments are included in the “Interest expense” caption in the Company’s Consolidated Statements of Income.

Foreign Currency Translation

With the sale of Baker Energy and B.E.S., the majority of the Company’s foreign subsidiaries were divested by December 31, 2009. Most of those foreign subsidiaries utilized the local currencies as the functional currency. Accordingly, assets and liabilities of these subsidiaries were translated to U.S. Dollars at exchange rates in effect at the balance sheet date, whereas income and expense accounts are translated at average exchange rates during the year. The resulting translation adjustments were recorded as a separate component of shareholders’ investment. In addition to certain Baker Energy foreign subsidiaries that were divested by December 31, 2009, the Company also had a foreign subsidiary that performed engineering services, for which the functional currency is the U.S. Dollar, that was liquidated in 2011.

Other Comprehensive (Loss)/Income

The components of the Company’s accumulated other comprehensive (loss)/income balance related to foreign currency translation adjustments and net unrealized losses on investments.

Fair Value of Financial Instruments

The fair value of financial instruments classified as cash and cash equivalents, receivables, unbilled revenues, accounts payable and other liabilities approximates carrying value due to the short-term nature or the relative liquidity of the instruments. Available-for-sale securities are stated at publicly-traded market closing values as of the balance sheet date. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit or other similar highly liquid investments with remaining maturities of less than 90 days at the time of purchase. As of December 31, 2011, the majority of the Company’s funds were held in highly rated financial institutions with a portion of those amounts held in money market funds comprised primarily of short-term, high-quality fixed-income securities.

Available-for-Sale Securities

Available-for-sale securities are primarily comprised of highly rated Corporate, U.S. Treasury, and U.S. federally-sponsored Agency Bonds as of December 31, 2011 and 2010. Interest related to available-for-sale securities is included in “Interest income” in the Company’s Consolidated Statements of Income. Realized gains and losses on investments are a component of the “Other, net” balance in the Consolidated Statements of Income. Net unrealized losses on investments are a component of the “Other comprehensive (loss)/income” balance in the Consolidated Statements of Income.

Concentrations of Credit Risk and Allowance for Doubtful Accounts

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, available-for-sale securities, trade receivables and related unbilled revenues. The risk associated with the available-for-sale securities is a default by the underlying issuer. The Company’s cash and cash equivalents are deposited in various high-credit-quality financial institutions. The majority of such deposits are not covered by or are in excess of the Federal Deposit Insurance Corporation limits.

The Company reduces its accounts receivable by estimating an allowance for amounts that are expected to become uncollectible in the future. Management determines the estimated allowance for doubtful accounts based on its evaluation of collection efforts, the financial condition of the Company’s clients, which may be dependent on the type of client and current economic conditions to which the client may be subject, and other considerations. Although the Company has a diversified client base, a substantial portion of the Company’s receivables and unbilled revenues on contracts in progress reflected in its Consolidated Balance Sheets are due from U.S. federal and state governments. Contracts and subcontracts with the U.S. federal and state governments usually contain standard provisions for permitting the government to modify, curtail or terminate the contract for convenience of the government due to budgetary constraints or if program requirements change. Upon such a termination, the Company is generally entitled to recover costs incurred, settlement expenses and profit on work completed prior to termination, which significantly reduces the Company’s credit risk with these types of clients.

Contract Retention

A portion of the trade receivable balances totaling $6,012,000 and $5,230,000 as of December 31, 2011 and 2010, respectively, relates to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management’s estimates, $4,236,000 and $3,173,000 of these retention balances as of December 31, 2011 and 2010, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the “Receivables, net” balances. The remaining retention balances are reflected as “Other long-term assets” in the Company’s Consolidated Balance Sheets.

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

Goodwill and Intangible Assets

The Company may record goodwill and other intangible assets in connection with business combinations. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of acquired companies, is not amortized. Goodwill typically represents the value paid for the assembled workforce and enhancement of the Company’s service offerings. The Company’s goodwill balance is evaluated for potential impairment during the second quarter of each year or between annual tests if a trigger event occurs. The evaluation of impairment involves comparing the current fair value of the business to the recorded value, including goodwill. To determine the fair value of the business, the Company primarily utilizes both the “Income Approach,” which is based on estimates of future net cash flows and the “Market Approach,” which observes transactional evidence involving similar businesses. Intangible assets are stated at fair value as of the date acquired in a business combination. Finite-lived intangible assets are amortized on a basis approximating the economic value derived from those assets.

Property, Plant and Equipment

All additions, including improvements to existing facilities, are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives typically are 40 years on buildings, 3 to 10 years on furniture, fixtures and office equipment, 3 years on field equipment and vehicles, and 3 to 7 years on computer hardware and software. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Upon the disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in the Company’s Consolidated Statements of Income in the year of disposition.

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

Leases

The Company leases office space with lease terms ranging from 1 to 12 years. These lease agreements typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, the Company records allowances as a deferred rent liability in its Consolidated Balance Sheets. These amounts are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvements on a straight-line basis over the shorter of the useful life or original lease term, exclusive of the renewal period, unless the renewal period is reasonably assured. When a renewal occurs, the Company records rent expense over the new term. The Company expenses any rent costs incurred during the period of time it performs construction activities on newly leased property.

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

Accounting for Stock-Based Compensation

The Company grants stock options to non-employee directors, issues restricted stock to both non-employee directors and employees, and issued stock appreciation rights (“SARs”) to the Chief Executive Officer at the fair market value of the Company’s stock on the date of the grant. Proceeds from the exercise of common stock options are credited to shareholders’ investment at the date the options are exercised.

All stock-based compensation is measured at the grant-date fair value of the award and is recognized as an expense in the Company’s Consolidated Statements of Income. These expenses are recognized as a component of the Company’s selling, general and administrative costs, as these costs relate to stock-based compensation primarily issued to non-employee directors and executive management of the Company. The excess tax expense/benefits related to stock-based compensation is reflected in the Company’s Consolidated Statements of Cash Flows as financing cash outflows/inflows, respectively, instead of operating cash outflows/inflows.

Reclassifications

Certain reclassifications have been made to prior years’ Consolidated Financial Statements in order to conform to the current year presentation.

Recent accounting pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued changes to Accounting Standards Codification (“ASC”) Topic 715, Compensation-Retirement Benefits, requiring additional and separate disclosures for multiemployer pension plans and other multiemployer postretirement benefit plans. The guidance requires additional quantitative and qualitative disclosures including more detailed information about an employer’s involvement in multiemployer pension plans, including: (i) the significant multiemployer plans in which an employer participates; (ii) the level of an employer’s participation in the significant multiemployer plans, including the Company’s contributions made to the plans and an indication of whether the employer’s contributions represent more than 5 percent of the total contributions made to the plan by all contributing employers; (iii) information regarding the financial health of the significant multiemployer plans, including an indication of the funded status, whether funding improvement plans are pending or implemented, and whether the plan has imposed surcharges on the contributions to the plan; (iv) the nature of the employer commitments to the plan, including when the collective-bargaining agreements that require contributions to the significant plans are set to expire and whether those agreements require minimum contributions to be made to the plans. The current recognition and measurement guidance for an employer’s participation in a multiemployer plan requires that an employer recognize its required contribution to the plan as pension or other postretirement benefit cost for the period and recognize a liability for any contributions due at the reporting date. That guidance is unchanged by these changes to ASC Topic 715. The amended guidance is effective for annual periods for fiscal years ending after December 15, 2011. The Company adopted the provisions of this guidance on December 31, 2011. While the adoption of this authoritative guidance increased the Company’s disclosures related to multi-employer plans, it did not have a material impact on its consolidated financial statements.

In September 2011, the FASB issued changes to ASC Topic 350, Intangibles — Goodwill and Others, to simplify how entities, both public and non public, test goodwill for impairment. The change permits an entity to first assess qualitative factors to determine whether it is more likely or not that the fair value of a reporting unit is less than the carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is assessing the impact of the standard but does not expect any material impact on its consolidated financial statements.

In June 2011, the FASB issued changes to ASC Topic 220, Presentation of Comprehensive Income, to require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. The change eliminates the option to present components of other comprehensive income as part of the statement of shareholders’ investment. The items that must be reported in other comprehensive income and when an item of other comprehensive income must be reclassified to net income were not changed. The amended guidance must be applied retroactively, and is effective for interim and annual periods beginning after December 15, 2011, with earlier adoption permitted. The Company already presents one of the options that are acceptable under ASC Topic 220 and expects no impact on its consolidated financial statements.

In May 2011, the FASB issued changes to ASC Topic 820, Fair Value Measurement to conform existing guidance regarding fair value measurement and disclosure between accounting principles generally accepted in the U.S. and International Financial Reporting Standards. These changes clarify the application of existing fair value measurements and disclosures, and change certain principles or requirements for fair value measurements and disclosures. The adoption of changes to ASC Topic 820 is effective for interim and annual periods beginning after December 15, 2011. The Company is assessing the impact of this statement on its consolidated financial statements, but does not expect any material impact on its consolidated financial statements.

3.	BUSINESS COMBINATIONS

RBF Consulting

On October 3, 2011, the Company entered into a Stock Purchase Agreement (“SPA”) to acquire 100% of the outstanding shares of RBF Consulting (“RBF”) for $49.3 million, subject to a Net Working Capital adjustment. In addition, immediately prior to closing the Company received $1.2 million from RBF to fund professional liability tail insurance premiums and for bonus payments that were due in December 2011 that the Company disbursed on RBF’s behalf. The Company paid approximately $45.7 million from existing cash and cash equivalents, and issued 203,218 shares of the Company’s common stock. The fair market value of the stock on the Acquisition date approximated $3.6 million based on the closing price of $17.65 per share on October 3, 2011. A portion of the Net Working Capital adjustment totaling $4.0 million was remitted to RBF in 2011 and the remaining balance of approximately $1.0 million has been settled in 2012. Of the total purchase price, the entire $3.6 million balance of the Michael Baker Corporation common shares and $1.7 million in cash was placed in escrow at closing in order to secure potential indemnification obligations of former owners of RBF to the Company for a period of 36 months subsequent to the closing. Approximately $0.9 million of transaction costs related to this acquisition are included in the results of operations as selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2011.

Founded in 1944, RBF is an engineering, planning, surveying and environmental firm based in Irvine, California with revenues of approximately $103 million for the year ended December 31, 2010. RBF added a total of 17 offices located in California, Nevada and Arizona. RBF provides comprehensive planning, design and construction management and inspection services for its clients including public and governmental agencies, the development community, private enterprise and non-profit agencies. The acquisition was consummated because it contributes to the Company’s long-term strategic plan by enabling the Company to expand geographically into the western United States and, through RBF’s water resource experience and expertise, provides a platform for the Company to build a national water and wastewater practice.

Goodwill primarily represented the value paid for RBF’s assembled workforce, the enhancement of the company’s service offerings and geographic expansion into the western United States markets. Goodwill has been allocated based upon the derivation of revenues from RBF’s services and whether those services align with the service offerings of our Federal or Transportation segments. This analysis resulted in an allocation of approximately 75% and 25% of the acquired goodwill to the Federal and Transportation segments, respectively.

As of December 31, 2011, the allocation of the fair value of the purchase price for the acquisition of RBF is primarily complete, with the exception of the unbilled revenues on contracts in progress and the billings in excess of revenues on contracts in progress, as the Company will complete the contract revenue conversion in 2012. The following table summarizes the preliminary allocation of the fair value of the purchase price for the acquisition as of October 3, 2011:

(In thousands)	Fair Value
Cash	$325
Receivables	26,850
Unbilled revenues on contracts in progress	14,109
Prepaid expenses and other	5,124
Property, Plant and Equipment	6,623
Goodwill	26,410
Other intangible assets	15,667
Accounts payable	(2,931)
Billings in excess of revenues on contracts in progress	(6,444)
Income tax payable	(7,945)
Other accrued expenses	(7,294)
Deferred income tax liability	(17,379)

Total	$53,115

The following table summarizes the final estimates of fair values and weighted average amortizable lives of the identifiable intangible assets acquired with RBF on October 3, 2011:

(In thousands)	Fair Value	Weighted Average Amortizable Life
Project backlog	$5,820	1.1
Customer contracts and related relationships	8,130	3.4
Non-compete agreements	1,067	1.3
Trademark/trade name	650	1.4

Total intangible assets	$15,667	2.3

Project backlog, customer contracts and related relationships represent the underlying relationships and agreements with RBF’s existing customers. Non-compete agreements represent the amount of lost business that could occur if the sellers, in the absence of non-compete agreements, were to compete with the Company. The trade name represents the value of the “RBF” brand. These intangible assets will be amortized on a basis approximating the economic value derived from those assets. Based upon the structure of the transaction, the Company has concluded that any intangible assets or goodwill that resulted from this transaction will not be deductible for tax purposes.

The results of operations for RBF are included in the Company’s Consolidated Statement of Income for the period October 1, 2011 through December 31, 2011, with RBF contributing revenues of $25.3 million and a net loss of $0.4 million (including $1.2 million in acquisition related amortization of intangible assets). The unaudited pro-forma financial information summarized in the following table gives effect to the RBF acquisition and assumes that it occurred on January 1st of each period presented:

	For the year ended December 31,
(In thousands, except per share data)	2011	2010
Continuing operations (Unaudited)
Revenues	$617,399	$601,940
Net Income	14,084	12,592
Diluted earnings per share	$1.48	$1.35

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

JMA Architects, Inc.

On June 6, 2011, a variable interest entity for which the Company is the primary beneficiary entered into a stock purchase agreement to acquire 100% of the outstanding shares of JMA Architects, Inc. (“JMA”), an architectural and interior design firm based in Las Vegas, Nevada. This transaction was funded with cash on hand. JMA specializes in the design of healthcare, hospitality, education and commercial facilities in the southwestern United States with revenues of approximately $10 million for the year ended December 31, 2010. The addition of JMA significantly broadens the spectrum of architectural services the Company offers, allows it to expand geographically, and strengthens its ability to provide an elevated level of design services worldwide.

This acquisition has been accounted for as a business combination under the acquisition method of accounting. This acquisition was not material to the Company’s consolidated financial statements as of and for the year ended December 31, 2011.

The LPA Group Incorporated

On May 3, 2010, the Company entered into a stock purchase agreement to acquire 100% of the outstanding shares of The LPA Group Incorporated and substantially all of its subsidiaries and affiliates (“LPA”), for $59.5 million, subject to a net working capital adjustment. The Company paid approximately $51.4 million from existing cash and cash equivalents and issued 226,447 shares of the Company’s common stock. The fair market value of the stock on the acquisition date approximated $8.1 million based on the closing price of $35.60 per share on May 3, 2010. The net working capital adjustment was subsequently settled in June 2010 resulting in approximately $1.1 million in additional funds paid to the former shareholders of LPA. Of the total purchase price, approximately $6.0 million of the Michael Baker Corporation common shares were placed in escrow at closing in order to secure potential indemnification obligations of former owners of LPA to the Company for a period of 18 months subsequent to the closing. The escrow period lapsed in November 2011, but the Company continues to negotiate with the former LPA shareholders regarding certain indemnification claims made by the Company against the escrow; therefore a portion of the original escrow balance that has not been released as of December 31, 2011. Approximately $1.8 million of costs related to this acquisition are included in the results of operations as selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2010.

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

Goodwill primarily represented the value paid for LPA’s assembled workforce, the enhancement of the company’s service offerings and geographic expansion into the Southeastern U.S. markets. The following table summarizes the final allocation of the fair value of the purchase price for the acquisition as of May 3, 2010:

(In thousands)	Fair Value
Receivables	$12,046
Unbilled revenues on contracts in progress	12,105
Prepaid expenses and other	2,348
Property, Plant and Equipment	3,359
Goodwill	43,815
Other intangible assets	19,260
Accounts payable	(7,872)
Billings in excess of revenues on contracts in progress	(5,250)
Other accrued expenses	(8,528)
Deferred income tax liability	(10,840)

Total	$60,443

The following table summarizes the final estimates of the fair values and amortizable lives of the identifiable intangible assets acquired in conjunction with the acquisition of LPA on May 3, 2010:

(In thousands)	Fair Value	Weighted Average Amortizable Life
Project backlog	$9,640	1.9
Customer contracts and related relationships	6,720	3.6
Non-compete agreements	2,500	1.5
Trademark / trade name	400	1.3

Total intangible assets	$19,260	2.4

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

The results of operations for LPA from May 3, 2010 to December 31, 2010 are included in the Company’s Consolidated Statement of Income for the year ended December 31, 2010, with LPA contributing revenues of $58.5 million and a net loss of $0.3 million (including $4.7 million in acquisition related amortization of intangible assets). The unaudited pro-forma financial information summarized in the following table gives effect to the LPA acquisition and assumes that it occurred on January 1st of each period presented:

	For the year ended December 31,
(In thousands, except per share data)	2010	2009
Continuing operations (Unaudited)
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

4.	BUSINESS SEGMENT INFORMATION

The Company’s Transportation and Federal business segments reflect how executive management makes resource decisions and assesses its performance. Each segment operates under a separate management group and produces discrete financial information which is reviewed by management. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. The Company’s segment reporting presentation through the second quarter of 2009 consisted of an Energy segment and an Engineering segment. The Company divested substantially all of its subsidiaries that pertained to its former Energy segment on September 30, 2009. As such, the results of the former Energy segment is presented as discontinued operations for the three years ended December 31, 2011 and the former Engineering segment’s results are bifurcated and presented in the Company’s continuing operations as the Transportation and Federal business segments.

The Transportation segment provides services for Surface Transportation, Aviation, and Rail & Transit markets, and the Federal segment provides services for Defense, Environmental, Architecture, Geospatial Information Technology, Homeland Security, Municipal & Civil, Oil & Gas, Telecom & Utilities and Water markets. Among the services the Company provides to clients in these markets are program management, design-build (for which the Company provides only the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance. LPA’s results are reflected in the Company’s Transportation segment. JMA’s results are reflected in the Company’s Federal segment. RBF’s results are bifurcated between the Company’s Transportation and Federal segments.

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

The following tables reflect disclosures for the Company’s business segments:

	For the year ended December 31,
(In millions)	2011	2010	2009
Revenues
Transportation	$314.2	$276.1	$196.3
Federal	224.2	223.3	248.9

Total revenues	$538.4	$499.4	$445.2

	For the year ended December 31,
(In millions)	2011	2010	2009
Gross profit
Transportation	$53.1	$53.5	$36.3
Federal	50.8	47.2	52.8
Corporate	(1.6)	(1.6)	(1.1)

Total gross profit	102.3	99.1	88.0

Less: SG&A
Transportation	(49.2)	(45.1)	(28.3)
Federal	(28.9)	(31.6)	(28.8)
Corporate	—	(0.1)	(0.3)

Total SG&A	(78.1)	(76.8)	(57.4)

Total operating income
Transportation	3.9	8.4	8.0
Federal	21.9	15.6	24.0
Corporate	(1.6)	(1.7)	(1.4)

Total operating income	$24.2	$22.3	$30.6

	For the year ended December 31,
(In millions)	2011	2010	2009
Depreciation and amortization expense:
Transportation	$9.9	$6.5	$1.4
Federal	3.5	1.8	1.7
Corporate	0.8	1.2	2.5

Total	$14.2	$9.5	$5.6

Capital expenditures on an accrual basis:
Transportation	$1.0	$2.4	$2.0
Federal	2.1	2.6	2.9
Corporate	0.1	1.3	0.4

Total	$3.2	$6.3	$5.3

	As of December 31,
(In millions)	2011	2010	2009
Segment assets:
Transportation	$184.1	$159.1	$81.3
Federal	131.6	59.6	64.4
Corporate	64.2	102.4	133.1

Total	$379.9	$321.1	$278.8

	As of December 31,
(In millions)	2011	2010	2009
Equity investment for unconsolidatded subsidiaries:
Transportation	$0.1	$0.1	$0.1
Federal	0.4	0.6	2.0

Total equity investment for unconsolidated subsidiaries	$0.5	$0.7	$2.1

	For the year ended December 31,
(In millions)	2011	2010	2009
Income/(loss) from unconsolidated subsidiaries:
Transportation	$0.8	$1.4	$—
Federal	(0.1)	1.2	7.1

Total	$0.7	$2.6	$7.1

The Company has determined that interest expense, interest income and intersegment revenues, by segment, are immaterial for further disclosure in these consolidated financial statements.

The Company’s enterprise-wide disclosures are as follows:

	For the year ended December 31,
(In millions)	2011	2010	2009
Revenues by geographic origin:
Domestic	$513.8	$472.1	$401.0
Foreign(1)	24.6	27.3	44.2

Total	$538.4	$499.4	$445.2

(1)	The Company defines foreign contract revenue as work performed outside the U.S. irrespective of the client’s U.S. or non-U.S. ownership.

Revenues by principal markets:
United States government	31%	37%	49%
Various state governmental and quasi-government agencies	53%	48%	41%
Commercial, industrial and private clients	16%	15%	10%

One of the Company’s clients, the Federal Emergency Management Agency (“FEMA”), accounted for approximately 8%, 11%, and 15% of the Company’s revenues in 2011, 2010 and 2009, respectively. Revenues from FEMA are reflected in the Company’s Federal segment’s results. The Company’s long-lived assets are principally held in the U.S.

5.	DISCONTINUED OPERATIONS

The results of operations of Baker Energy have been classified as discontinued operations in the accompanying consolidated financial statements for all periods presented. Corporate overhead costs were not allocated to the Energy business for the discontinued operations presentation. For the year ended December 31, 2011, the gain from discontinued operations related to adjustments resulting from changes in the underlying estimates of the ultimate cost for insurance claims related to the period during which the Company owned the business and adjustments of foreign tax accruals related to Baker Energy.

The operating results of Baker Energy for the years ended December 31, 2011, 2010 and 2009 were as follows:

	For the year ended December 31,
(In thousands)	2011	2010	2009
Revenues	$—	$—	$160,418
Cost of work performed	—	—	144,734

Gross profit	—	—	15,684
Selling, general and administrative expenses	(656)	2,469	13,204

Income/(loss) from discontinued operations	656	(2,469)	2,480
Other expense	(122)	(221)	(185)

Income/(loss) from discontinued operations before income taxes and loss on sale	534	(2,690)	2,295
Provision/(Benefit) for income taxes	54	(178)	(4,913)

Income/(loss) from discontinued operations before loss on sale	480	(2,512)	7,208
Loss on sale of discontinued operations, net of tax	—	—	(4,724)

Income/(loss) from discontinued operations	480	(2,512)	2,484
Less: Net income attributable to noncontrolling interests	—	—	(135)

Net income/(loss) from discontinued operations attributable to Michael Baker Corporation	$480	$(2,512)	$2,349

The Company incurred losses of $4.5 million on the Baker Energy sale and $0.2 million on the B.E.S. sale, respectively, which are presented as “Loss on sale of discontinued operations, net of tax” in the table above.

6.	EQUITY INCOME FROM UNCONSOLIDATED SUBSIDIARIES

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

Equity income from unconsolidated subsidiaries primarily reflects the Company’s ownership of 33.33% of the members’ equity of Stanley Baker Hill, LLC (“SBH”) and the Company’s ownership of 33.33% of Louisiana TIMED Managers (“LTM”), a joint venture formed to manage a Louisiana Department of Transportation and Development transportation construction contract. Equity income from LTM was $0.8 million and $1.4 million for the years ended December 31, 2011 and 2010, respectively. For the years ended December 31, 2011 and 2010, LTM had revenue of $12.6 million and $14.8 million, respectively, gross profit of $2.3 million and $4.2 million, respectively and net income of $2.3 million and $4.2 million, respectively. As of December 31, 2011 and 2010, LTM had current assets of $7.3 million and $4.3 million, respectively, noncurrent assets of $2.5 million and $3.7 million, respectively and current liabilities of $9.8 million and $7.9 million, respectively. SBH is a joint venture formed in February 2004 between Stanley Consultants, Inc., Hill International, Inc., and Michael Baker, Jr. Inc., a subsidiary of the Company. The equity loss from SBH for the year ended December 31, 2011 was nominal while equity income from SBH for the years ended December 31, 2010 and 2009 was $1.2 million and $7.1 million, respectively. For the year ended December 31, 2011, SBH had no revenue or gross profit, and a nominal net loss. SBH had a contract for an Indefinite Delivery and Indefinite Quantity (“IDIQ”) for construction management and general architect-engineer services for facilities in Iraq with the U.S. Army Corps of Engineers. SBH’s IDIQ contract ended in September 2009. Funded task order work was extended beyond September 30, 2009 but the contract was materially complete by September 2010. With only minimal dissolution activity in 2011, financial statements for our unconsolidated subsidiary, Stanley Baker Hill, LLC, were not available for the year ended December 31, 2011. The following table presents summarized financial information for the Company’s unconsolidated subsidiary, SBH:

	For the year ended December 31,
(In thousands)	2010	2009
Contract revenue earned	$47,544	$154,140
Gross profit	3,966	21,763
Net Income	$3,511	$21,161

As of December 31,
(In thousands)	2010
Current assets	$929
Current liabilities	416

As of December 31, 2011 and 2010, there were no reported receivables or unbilled revenues on contracts in progress from SBH for work performed by the Company as a subcontractor to SBH. Revenue from SBH pursuant to the subcontract agreement between the Company and SBH was $14.1 million and $34.5 million for the years ended December 31, 2010 and 2009, respectively and was nominal for the year ended December 31, 2011.

7.	INCOME TAXES

The following table presents the components of the Company’s provision for income taxes:

	For the year ended December 31,
(In thousands)	2011	2010	2009
Provision/(benefit) for income taxes:
Continuing operations	$7,142	$9,246	$13,234
Discontinued operations	54	(178)	(4,913)
Loss on sale of discontinued operations	—	—	(563)

Provision for income taxes	$7,196	$9,068	$7,758

The components of income before income taxes for continuing operations are as follows:

	For the year ended December 31,
(In thousands)	2011	2010	2009
Domestic	$24,188	$24,085	$37,559
Foreign	(222)	(161)	247

Total	$23,966	$23,924	$37,806

The income tax provision for continuing operations consists of the following:

	For the year ended December 31,
(In thousands)	2011	2010	2009
Current income tax provision:
U.S. federal*	$9,282	$7,441	$15,807
Foreign	246	42	164
State	1,587	1,619	2,415

Total current income tax provision	$11,115	9,102	18,386

Deferred income tax (benefit)/provision:
U.S. federal*	$(3,667)	$348	$(4,473)
State	(306)	(204)	(679)

Total deferred income tax (benefit)/provision	(3,973)	144	(5,152)

Total income tax provision	$7,142	$9,246	$13,234

*	Includes U.S. taxes related to foreign income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31,
(In thousands)	2011	2010	2009
Unrecognized tax benefits:
Beginning of the year	$2,599	$3,034	$1,873
Additions based on tax positions related to the current year	239	242	1,230
Additions for tax positions of acquired entity	253	—	—
Additions for tax positions of prior years	—	317	—
Reductions for tax positions of prior years	—	(466)	—
Settlements with taxing authorities	(161)	(20)	—
Lapses of statutes of limitations	(360)	(508)	(69)

End of the year	$2,570	$2,599	$3,034

As of December 31, 2011 and 2010, the Company’s reserve for uncertain tax positions totaled approximately $2.6 million, of which the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate by $2.1 million and $2.0 million, respectively. The Company recognizes interest and penalties related to uncertain income tax positions in interest expense and selling, general, and administrative expenses, respectively, in its Consolidated Statements of Income. During 2011, 2010 and 2009, the Company recognized immaterial amounts of interest and penalty adjustments relating to uncertain tax positions. The Company had approximately $0.5 million, $0.7 million, and $1.3 million accrued for potential payment of interest and penalties as of December 31, 2011, 2010 and 2009, respectively. The Company expects the reserve for unrecognized tax benefits to decrease by approximately $1.0 million in the next twelve months due to statute expirations and settlements.

As a result of additional tax deductions related to vested restricted stock awards and stock option exercises, tax benefits have been recognized as contributed capital for the years ended December 31, 2011 and 2009 in the amounts of $0.2 million. The impact of such tax benefits in 2010 was nominal.

The following is a reconciliation of income taxes computed at the federal statutory rate to income tax expense recorded for continuing operations:

	For the year ended December 31,
(In thousands)	2011	2010	2009
Computed income taxes at U.S. federal statutory rate	$8,716	$8,642	$13,287
Income passed through to non-controlling interest holders(1)	(327)	(269)	(53)
Foreign tax credits	(1,230)	(500)	(1,421)
State income taxes, net of federal income tax benefit	933	807	856
Taxes on foreign income and losses
Tax expense on foreign income	317	99	78
Permanent differences	358	590	704
Change in reserves	(163)	168	143
Change in valuation allowance	(1,275)	—	—
Deferred tax on foreign earnings not indefinitely reinvested	—	—	(253)
Other	(187)	(291)	(107)

Total income tax provision	$7,142	$9,246	$13,234

(1)	Includes income that is not taxable to the Company. Such income is directly taxable to the Company’s non-controlling interest partners.

The components of the Company’s deferred income tax assets and liabilities are as:

	As of December 31,
(In thousands)	2011	2010
Deferred income tax assets:
Accruals not currently deductible for tax purposes	$13,373	$9,474
Billings in excess of revenues	9,482	7,060
Tax loss carryforwards	10,328	10,315
Foreign tax credits	—	1,281
Fixed and intangible assets	222	220
All other items	645	734

Gross deferred tax assets	34,050	29,084

Valuation allowance for deferred tax assets	(9,872)	(11,441)

Net deferred tax assets	24,178	17,643

Deferred income tax liabilities:
Unbilled revenues	(29,737)	(21,583)
Change in method of accounting	(7,714)	(540)
Fixed and intangible assets	(14,109)	(9,633)
All other items	(1,600)	(1,308)

Gross deferred tax liabilities	(53,160)	(33,064)

Net deferred tax liabilities	$(28,982)	$(15,421)

There are net long-term deferred tax assets totaling $1.4 million and net current deferred tax assets totaling $0.1 million in the Company’s Consolidated Balance Sheets as of December 31, 2011. There were net long-term deferred tax assets totaling $0.9 million and no net current tax assets as of December 31, 2010 in the Company’s Consolidated Balance Sheet.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will ultimately realize the benefits of these deductible differences as of December 31, 2011. The Company has provided valuation allowances against gross deferred tax assets related primarily to capital loss carryforwards as it has concluded that it is not more likely than not that this benefit will be realized. The amount of the deferred tax asset considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

The Company has gross state net operating loss (“NOL”) carryforwards totaling $27.4 million resulting in net state tax effected NOL’s of $2.2 million, which expire from 2012 to 2031. No state valuation allowances have been established for these deferred tax assets.

The Company is subject to federal and state income tax audits for the periods 2008 through 2011. The Internal Revenue Service is currently performing an audit of the Company’s 2009 consolidated income tax return, which is expected to be finalized during the first quarter of 2012. The Company is also subject to audits in various foreign jurisdictions for tax years ranging from 2005 to the present. Management believes that adequate provisions have been made for income taxes as of December 31, 2011.

The Company continues to focus on tax planning strategies on a U.S. federal, state and local level, including continuing to work towards identifying opportunities to utilize its gross tax assets that have valuation allowances provided against them. Additionally, the Company will, on occasion, engage specialists, in some cases on a contingency basis, to evaluate filed returns and the methodologies used in those returns, to determine if the Company can further optimize its tax positions. As a result of these processes, the Company has collected and recorded during 2011 an aggregate net recovery of approximately $1.3 million from one of the major local jurisdictions in which it operates related to a non-income related tax for several prior tax periods.

As discussed in the following caption, “Discontinued Operations”, the Company has deferred tax assets related to capital loss carryforwards that expire between 2014 and 2016.

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

During 2010, the Company incurred additional non-deductible expenses related to its discontinued operations totaling $2.5 million and paid insurance liabilities totaling $1.8 million. This had the effect of increasing the capital loss carryforward and related valuation allowance to $23.3 million and $8.2 million, respectively. Additionally, the Company’s valuation allowance against its deferred tax asset for insurance liabilities was reduced from $2.0 million to $1.4 million. Similarly, during 2011, this activity increased the capital loss carryforward and related valuation allowance by $1.0 million and $0.4 million, respectively. As of December 31, 2011, the Company’s capital loss carryforward and related valuation allowance totaled $24.2 million and $8.9 million, respectively and the Company’s valuation allowance against its deferred tax asset for insurance liabilities was reduced from $1.4 million to $1.0 million. The Company also received a foreign dividend from one of its remaining international continuing operations entities totaling $0.2 million, which was used to reduce the Company’s capital loss carryforward.

8.	AVAILABLE-FOR-SALE SECURITIES

The Company’s available-for-sale securities are primarily comprised of highly rated Corporate, U.S. Treasury, and U.S. federally-sponsored Agency Bonds and are recorded at fair value. The Company held available-for-sale securities of $12,323,000 and $9,795,000 million as of December 31, 2011 and 2010, respectively. Interest income from the available-for-sale securities was $227,000 for 2011, $178,000 for 2010, and was nominal for 2009. The available-for-sale securities held as of December 31, 2009 were purchased late in December 2009 and had no unrealized gains or losses.

The following table presents the Company’s debt securities as of December 31, 2011 and 2010:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities
December 31, 2010	$9,812	$23	$(40)	$9,795
December 31, 2011	$12,370	$36	$(83)	$12,323

The following table presents the Company’s maturities of debt securities at fair value as of December 31, 2011:

(In thousands)
Mature within one year	$2,822
Mature in one to five years	9,501
Total	$12,323

9.	FAIR VALUE MEASUREMENTS

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

As of December 31, 2011 and 2010, the Company held Level 1 cash equivalents as investments in money market funds totaling $1.0 million and $30.3 million, respectively, and Level 1 available-for-sale securities in highly-rated corporate, U.S. Treasury and U.S. federally-sponsored agency bonds totaling $12.3 million and $9.8 million, respectively, in accounts held by major financial institutions.

10.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	As of December 31,
(In thousands)	2011	2010
Land	$486	$486
Buildings and improvements	4,844	5,403
Furniture, fixtures, and office equipment	18,588	15,766
Equipment and vehicles	593	273
Computer hardware	3,295	2,092
Computer software	22,390	21,172
Leasehold improvements	8,140	4,855
Equipment and vehicles under capital lease	247	1,283

Total, at cost	58,583	51,330
Less — Accumulated depreciation and amortization	(37,680)	(34,483)

Net property, plant and equipment	$20,903	$16,847

Depreciation expense for continuing operations was $5,772,000, $4,548,000, and $5,179,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Depreciation expense for discontinued operations was $660,000 for the year ended December 31, 2009. The majority of the Company’s vehicles are leased and are accounted for as operating leases; however, certain of these vehicle leases are accounted for as capital leases. Assets under capital lease in the above table primarily represent vehicles and computer equipment leased by the Company. These assets are being amortized over the shorter of the lease term or the estimated useful life of the assets. Amortization expense for continuing operations related to capital leases was $159,000, $186,000, and $327,000 for the years 2011, 2010, and 2009, respectively. Amortization expense for discontinued operations related to capital leases was $10,000 for the year 2009. As of December 31, 2011 and 2010, the Company had recorded $247,000 and $1,119,000, respectively, in accumulated amortization for assets under capital lease.

11.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following:

(In thousands)
Other intangible assets, net	Transportation	Federal	Total
Balance, January 1, 2010	$—	$76	$76
Purchase of LPA	19,260	—	19,260
Less: Amortization	(4,728)	(39)	(4,767)

Balance, December 31, 2010	$14,532	$37	$14,569

Purchase of JMA	—	924	924
Purchase of RBF	3,917	11,750	15,667
Less: Amortization	(7,206)	(1,047)	(8,253)

Balance, December 31, 2011	$11,243	$11,664	$22,907

(In thousands)
Goodwill	Transportation	Federal	Total
Balance, January 1, 2010	$8,916	$710	$9,626
Purchase of LPA	43,815	—	43,815

Balance, December 31, 2010	$52,731	$710	$53,441

Purchase of JMA	—	1,747	1,747
Purchase of RBF	6,603	19,807	26,410

Balance, December 31, 2011	$59,334	$22,264	$81,598

The Company’s goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. The Company performs its annual evaluation of the carrying value of its goodwill during the second quarter. No goodwill impairment charge was required in connection with these evaluations in 2011 and 2010.

The following table summarizes the Company’s other intangible assets balance as of December 31, 2011:

(In thousands)	Acquisition Date Fair Value	Accumulated Amortization	Carrying Value
Project backlog	$16,459	$(8,657)	$7,802
Customer contracts and related relationships	15,460	(2,260)	13,200
Non-compete agreements	3,671	(2,427)	1,244
Trademark / trade name	1,110	(449)	661

Total	$36,700	$(13,793)	$22,907

These identifiable intangible assets with finite lives are being amortized on a basis approximating the economic value derived from these assets and will be fully amortized as disclosed in the following amortization table. Amortization expense recorded on the other intangible assets balance was $8,253,000, $4,767,000, and $86,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Estimated future amortization expense for other intangible assets as of December 31, 2011 is as follows:

(In thousands) For the year ending December 31,
2012	$10,142
2013	6,135
2014	3,936
2015	1,244
2016 and beyond	1,450

Total	$22,907

12.	COMMITMENTS & CONTINGENCIES

Commitments

The Company has certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company’s business in the normal course. The Company’s outstanding guarantees as of December 31, 2011 were as follows:

Maximum undiscounted future payments
Standby letters of credit*:
Insurance related	$7.1
Other	1.3
Performance and payment bonds*	12.5

*	These instruments require no associated liability on the Company’s Consolidated Balance Sheet.

The Company’s banks issue standby letters of credit (“LOCs”) on the Company’s behalf under the Unsecured Credit Agreement (the “Credit Agreement”) as discussed more fully in the “Long-Term Debt and Borrowing Agreements” note. As of December 31, 2011, the majority of the balance of the Company’s outstanding LOCs were issued to insurance companies to serve as collateral for payments the insurers are required to make under certain of the Company’s self-insurance programs. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for claims payments made on its behalf. These LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiaries or the banks elect not to renew them.

Bonds are provided on the Company’s behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from the Company’s insurance carriers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not expect any amounts to be paid under its outstanding bonds as of December 31, 2011. In addition, the Company believes that its bonding lines will be sufficient to meet its bid and performance bonding needs for at least the next year.

The Company indemnified the buyer of Baker Energy for certain legacy costs related to its former Energy segment in excess of amounts accrued as of the transaction date. These costs include but are not limited to insurance and taxes. Reflected in the Consolidated Balance Sheets are both liabilities and assets related to Baker Energy’s workers’ compensation, automobile and health insurances through September 30, 2009. As part of the sale of Baker Energy, the buyer agreed to assume the liabilities associated with those insurances, subject to certain indemnifications, as of September 30, 2009. However, corresponding liabilities representing the reserves associated with these insurances, including reserves for incurred but not reported claims, are included in the Consolidated Balance Sheets as those insurances are written to the Company, rather than to a Baker Energy entity. As such, the Company is required to maintain reserves for these insurances in its Consolidated Balance Sheets. As the buyer assumed the liabilities associated with these insurances as of the closing balance sheet, the Company has also recorded a corresponding receivable from the buyer representing the amount of the aggregate insurance liabilities as of September 30, 2009 for the Energy Business, less reimbursements made to the Company through December 31, 2011. As of December 31, 2011 and December 31 2010, there were approximately $3.3 million and $4.7 million, respectively, of Baker Energy insurance liabilities primarily related to workers’ compensation recorded in the Company’s Consolidated Balance Sheet, with a corresponding receivable of approximately $2.5 million and $3.3 million as of December 31, 2011 and December 31, 2010, respectively.

Contingencies

Camp Bonneville Project.    In 2006, Michael Baker Jr., Inc. (“MB Jr.”), a subsidiary of the Company, entered into a contract whereby it agreed to perform certain services (the “Services”) in connection with a military base realignment and closure (“BRAC”) conservation conveyance of the Camp Bonneville property (the “Property”)

located in Clark County, Washington. The Property was formerly owned by the United States Army (the “Army”). MB Jr’s. contract for the performance of the Services is with the Bonneville Conservation Restoration and Renewal Team (“BCRRT”), a not-for-profit corporation which holds title to the Property. BCRRT, in turn, had a contract with Clark County, Washington (the “County”) to perform services in connection with the Property and was signatory to a prospective purchaser consent decree (“PPCD”) with the Washington Department of Ecology (“WDOE”) regarding cleanup on the Property. The County is funding the services through an Environmental Services Cooperative Agreement (“ESCA”) grant from the Army and ultimately intends to use the Property as a park when cleanup is complete. As part of the Services, MB Jr., through a subcontractor, MKM Engineers (“MKM”), was performing remediation of hazardous waste and military munitions including Munitions and Explosives of Concern (“MEC”) on the Property.

Based upon the discovery of additional MEC to be remediated at the site, the WDOE significantly increased the cleanup required to achieve site closure. WDOE put a Cleanup Action Plan (“CAP”) containing these increased requirements out for public comment on June 8, 2009 at which point BCRRT, with the assistance of MB Jr. and MKM, entered into dispute resolution with WDOE regarding the CAP. Dispute resolution concluded without the parties reaching agreement.

On or about August 31, 2011, MB Jr., the County, BCRRT, and MKM entered into an Amended and Restated Settlement Agreement (the “Amended Agreement”) superseding a contingent settlement agreement that was previously entered into by the parties. According to the agreement, once the parties’ respective obligations under the Amended Agreement were satisfied, the Amended Agreement provided for a full release of all parties. Upon these releases being issued, the Company would have no further obligations or exposure resulting from its current agreements for the Camp Bonneville Project. It appeared that all contingencies under the Amended Agreement would be satisfied, and as a result, it was anticipated that these releases would be issued on September 15, 2011 in conjunction with a closing (the “Closing”) at which all documents necessary to effectuate the terms of the Amended Agreement would be exchanged. Under the Amended Agreement, the County was to make final payment to BCRRT at the Closing. Just prior to the anticipated closing date, the Company learned of an issue between BCRRT and the Washington Department of Revenue (WDOR) over BCRRT’s payment of Business & Occupational (B&O) taxes. Because of the issue, BCRRT has been unable to provide a Certificate of Payment from the WDOR indicating the BCRRT’s tax obligations have been satisfied as required in order for the County to pay BCRRT, and the Closing was delayed. Subsequently, BCRRT agreed to allow the closing to go forward, with the County holding back the amount in dispute between BCRRT and the WDOR. On November 9, 2011, the closing occurred, upon which the agreements for the project were cancelled, Baker was released from all liability under those agreements, and Baker received a payment of $75,000 for work performed for BCRRT on the project. As of December 31, 2011, no liabilities exist with respect to this matter and the Company now considers it closed.

SEC Review.    In May 2011, the Securities and Exchange Commission (“SEC”) completed a review of the circumstances that led to the Company’s failure to maintain accurate books, records and accounts resulting in a restatement of the Company’s financial statements for 2006 and the first three quarters of 2007. The Company fully cooperated with the SEC and, although the Company neither admitted nor denied the SEC claims, the Company consented to an injunction enjoining the Company from future violations of applicable securities laws. The revenue-related restatement resulted from actions by employees at the Company’s previously-owned Energy segment in Houston, Texas, which the Company sold in September 2009. Upon discovering the actions in question, the Company immediately commenced an internal investigation, voluntarily restated its financials, and took steps to further strengthen its internal controls to prevent a reoccurrence of such a situation.

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

Defense Contract Audit Agency (“DCAA”) or applicable state agencies.    The Company’s federal and state government contracts are subject to the U.S. Federal Acquisition Regulations (“FAR”). All federal, state and local public agencies are subject to periodic routine audits, which generally are performed by the DCAA or applicable state or local agencies. These agencies’ audits typically apply to the Company’s overhead rates, cost proposals, incurred government contract costs and internal control systems. During the course of its audits, the auditors may question incurred costs if it believes the Company has accounted for such costs in a manner inconsistent with the requirements of the FAR or the U.S. Cost Accounting Standards, and may recommend that certain costs be disallowed. Historically, the Company has not experienced significant disallowed costs as a result of these audits; however, management cannot provide assurance that future audits will not result in material disallowances of incurred costs. For certain cost-plus type contracts, the Company will invoice based on preliminary overhead rates; such rates are then adjusted to actual overhead rates through the audit process. The Company provides reserves for contracts for which it believes its preliminary overhead rates are in excess of its actual overhead rates. In cases where the actual overhead rates are in excess of its preliminary overhead rates, the Company does not record any amounts associated with this incremental reimbursable amount until realized, as these types of contracts frequently have clauses that cast some doubt upon ultimate realization, such as funding limitations.

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

Reliance Liquidation.    The Company’s professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group (“Reliance”) for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Due to the subsequent liquidation of Reliance, the Company is currently uncertain what amounts paid by the Company to settle certain claims totaling in excess of $2.5 million will be recoverable under the insurance policy with Reliance. The Company is pursuing a claim in the Reliance liquidation and believes that some recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of both December 31, 2011 and 2010.

13.	LEASES

The Company’s non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 12 years. Rent expense under non-cancelable operating leases for continuing operations was $21,922,000, $18,713,000, and $15,701,000 for the years ended December 31, 2011, 2010, and 2009, respectively. Rent expense under non-cancelable operating leases for discontinued operations was $1,716,000 for the year ended December 31, 2009.

Future annual minimum lease payments under non-cancelable operating leases as of December 31, 2011 were as follows:

(In thousands) For the year ending December 31,	Operating lease obligations
2012	$24,873
2013	20,619
2014	18,295
2015	14,706
2016	12,669
Thereafter	30,495

Total	$121,657

14.	LONG-TERM DEBT AND BORROWING AGREEMENTS

On September 30, 2010, the Company entered into a Credit Agreement, with a consortium of financial institutions that provides for an aggregate commitment of $125.0 million revolving credit facility with a $50 million accordion option through September 30, 2015. The Credit Agreement includes a $5.0 million swing line facility and $20.0 million sub-facility for the issuance of LOCs. As of December 31, 2011 and 2010, there were no borrowings outstanding under the Company’s respective credit agreements and outstanding LOCs were $8.4 million and $7.7 million, respectively.

Under the Credit Agreement, the Company pays bank commitment fees on the unused portion of the commitment, ranging from 0.20% to 0.35% per year based on the Company’s leverage ratio. There were no borrowings during both the years ended December 31, 2011 and 2010.

The Credit Agreement provides pricing options for the Company to borrow at the bank’s prime interest rate or at LIBOR plus an applicable margin determined by the Company’s leverage ratio based on a measure of indebtedness to earnings before interest, taxes, depreciation, and amortization (“EBITDA”). The Credit Agreement also contains usual and customary negative covenants for a credit facility, requires the Company to meet minimum leverage and interest and rent coverage ratio covenants, and places certain limitations on dividend payments. The Agreement also contains usual and customary provisions regarding acceleration. In the event of certain defaults by the Company under the credit facility, the lenders will have no further obligation to extend credit and, in some cases, any amounts owed by the Company under the credit facility will automatically become immediately due and payable. As of December 31, 2011, the Company was in compliance with the covenants under the Credit Agreement.

15.	EARNINGS PER COMMON SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	For the year ended December 31,
(In thousands, except per share data)	2011	2010	2009
Net income from continuing operations	$17,758	$15,446	$24,728
Less: Net income attributable to noncontrolling interests — continuing operations	(934)	(768)	(156)

Net income from continuing operations attributable to Michael Baker Corporation	16,824	14,678	24,572
Net income/(loss) from discontinued operations attributable to Michael Baker Corporation	480	(2,512)	2,484
Net loss from discontinued operations attributable to noncontrolling interests	—	—	(135)

Net income attributable to Michael Baker Corporation	$17,304	$12,166	$26,921
Basic:
Weighted average shares outstanding	9,300	8,929	8,855
Earnings/(loss) per share:
Continuing operations	$1.81	$1.64	$2.77
Discontinued operations	0.05	(0.28)	0.27

Total	$1.86	$1.36	$3.04
Diluted:
Effect of dilutive securities -
Contingently issuable shares and stock based compensation	68	224	78
Weighted average shares outstanding	9,368	9,153	8,933
Earnings/(loss) per share:
Continuing operations	$1.80	$1.60	$2.75
Discontinued operations	0.05	(0.27)	0.26

Total	$1.85	$1.33	$3.01

As of December 31, 2011, 2010, and 2009, there were 72,000, 48,000, and 32,000, respectively, of the Company’s stock options that were excluded from the computations of diluted shares outstanding because the option exercise prices were more than the average market price of the Company’s common shares.

16.	CAPITAL STOCK

In 1996, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company’s Common Stock in the open market and in 2003 authorized an additional repurchase of up to 500,000 shares for a total authorization of 1,000,000 shares. As of December 31, 2011, 525,989 treasury shares had been repurchased under the Board’s authorizations and 24,782 have been reissued from Treasury. Under the Credit Agreement, the Company’s treasury share repurchases cannot exceed $10.0 million during any rolling twelve-month period.

The Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. As of December 31, 2011 and 2010, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. As of December 31, 2011 and 2010, there were no shares of such Preferred Stock outstanding.

In 1999, the Board of Directors adopted a Rights Agreement (the “Rights Agreement”). In connection with the Rights Agreement, the Company declared a distribution of one Right (a “Right”) for each outstanding share of Common Stock to shareholders of record at the close of business on November 30, 1999. The Rights will become exercisable after a person or group, excluding the Company’s Baker 401(k) Plan, (“401(k) Plan”) has acquired 25% or more of the Company’s outstanding Common Stock or has announced a tender offer that would result in the acquisition of 25% or more of the Company’s outstanding Common Stock. The Board of Directors has the option to redeem the Rights for $0.001 per Right prior to their becoming exercisable. On November 5, 2009, the Company extended the term of the Rights Agreement by three years. The Rights will now expire on November 16, 2012, unless they are earlier terminated, exchanged or redeemed.

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

The Company maintains a defined contribution retirement program through its 401(k) Plan, in which substantially all employees are eligible to participate. The 401(k) Plan offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the 401(k) Plan are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches up to 100% of the first 3% and 50% of the next 3% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 4.5% of eligible salary contributed. On May 16, 2011 and in conjunction with the Company’s cost reduction program, the Company put into place an initiative that reduced a portion of the employer match for the 401(k) plan for the remainder of 2011 only. The Company’s matching contributions are invested not less than 25% in its Common Stock (purchased through open market transactions), with the remaining 75% being available to invest in mutual funds or its Common Stock, as directed by the participants. The Company’s required cash contributions under this program amounted to $5,823,000, $5,999,000, and $6,065,000 in 2011, 2010, and 2009, respectively, for continuing operations. The Company’s required cash contributions under this program amounted to $1,010,000 in 2009, for discontinued operations.

As of December 31, 2011, the market value of all 401(k) Plan investments was $261 million, of which 7% represented the market value of the 401(k) Plan’s investment in the Company’s Common Stock. The Company’s 401(k) Plan held 10% of both the shares and voting power of its outstanding Common Stock as of December 31, 2011. Each participant who has shares of the Company’s Common Stock allocated to their account will have the authority to direct the Trustee with respect to the vote and all non-directed shares will be voted in the same proportion as the directed shares.

The employees of LPA remained in the legacy LPA 401(k) plan until December 31, 2010 and were transitioned to the Company’s 401(k) Plan effective January 1, 2011. As of December 31, 2010, the Company had an accrual related to the LPA 401(k) plan of $0.5 million, which was funded in 2011.

The employees of JMA were transitioned to the Company’s 401(k) Plan effective September 1, 2011.

As of December 31, 2011, the employees of RBF remained on the legacy RBF 401(k) Plan and will be transitioned to the Company’s 401(k) Plan during 2012. As of December 31, 2011, the Company had an accrual related to the RBF 401(k) Plan of $0.4 million and the market value of all RBF 401(k) Plan investments was $88.4 million.

18.	MULTIEMPLOYER PENSION PLANS

With the RBF acquisition, the Company added a total of approximately 30 surveyors in Southern California belong to The International Union of Operating Engineers, Local Union No. 12 (“Local No. 12”) and in Northern California belong to Operating Engineers Local Union No. 3 (Technical Engineers and General Surveying for Northern California and Northern Nevada) (“Local No. 3”). RBF is a member of two employer-representative associations, the Southern California Association of Civil Engineers and Land Surveyors and the California & Nevada Civil Engineers and Land Surveyors Association. These associations provide assistance with pay rate and benefits negotiations with respective labor unions and the current labor agreement for Local No. 12 is in effect from October 1, 2010 to October 1, 2013 and for Local No. 3 is in effect from April 1, 2012 to February 28, 2015.

As part of the RBF acquisition on October 3, 2011, the Company began contributing to two trusteed multiemployer defined benefit pension plans for the union employees under the labor agreements. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of a plan’s unfunded vested liability. As of December 31, 2011 the Company’s proportionate share of estimated unfunded liability for Local No. 12’s multiemployer pension plan was $2,550,000 and for Local No. 3’s multiemployer pension plan was $953,000. The Company’s combined contributions to these multiemployer pension plans from October 1, 2011 through December 31, 2011 were $248,000.

19.	DEFERRED COMPENSATION PLAN

The Company has a nonqualified deferred compensation plan that provides benefits payable to non-employee directors at specified future dates, upon retirement, or death. Under the plan, participants may elect to defer their compensation received for their services as directors. This deferred compensation plan is unfunded; therefore, benefits are paid from the general assets of the Company. Participant cash deferrals earn a return based on the Company’s long-term borrowing rate as of the beginning of the plan year. The total of participant deferrals, which is reflected as “Other long-term liabilities” in the Company’s Consolidated Balance Sheets, was approximately $1,025,000 and $984,000 as of December 31, 2011 and 2010, respectively.

20.	STOCK BASED COMPENSATION

As of December 31, 2011, the Company has two active equity incentive plans under which stock awards can be issued. Under the Michael Baker Corporation Long-Term Incentive Plan approved by the Company’s shareholders in 2010 (the “Long-Term Plan”), the Company is authorized to grant stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance share units and other stock-based awards for an aggregate of 500,000 shares of Common Stock to employees through April 8, 2020. Under the Long-Term Plan, outstanding restricted stock awards vest in equal annual increments over three years. Under the amended 1996 Non-employee Directors’ Stock Incentive Plan (the “Directors’ Plan”), the Company is authorized to grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. The options under the Directors’ Plan become fully vested on the date of grant and become exercisable six months after the date of grant. The restrictions on the restricted shares under the Directors’ Plan lapse after two years. Under the Directors’ Plan, the exercise price of each option equals the average market price of the Company’s stock on the date of grant. Under the Long-Term Plan and the Directors’ Plan, the restricted shares awarded are equal to the closing price of the Company’s stock on the date of the grant. Vested options remain exercisable for a period of ten years from the grant date under the plans. From the date a restricted share award is effective, the awardee will be a shareholder and have all the rights of a shareholder, including the right to vote such shares. Restricted shares may not be sold or assigned during the restriction period commencing on the date of the award.

As of both December 31, 2011 and 2010, the restrictions had not lapsed on 24,000 shares of the Company’s restricted stock awarded under the Directors’ Plan. As of December 31, 2011 and 2010, the restrictions had not lapsed on 98,208 and 70,907 shares, respectively, of the Company’s restricted stock awarded under the Long-Term Plan. As of both December 31, 2011 and 2010, all outstanding options were fully vested under the Directors’ Plan. There were 104,000 and 92,000 exercisable options as of December 31, 2011 and 2010, respectively, under the Directors’ Plan. Unearned compensation related to restricted stock awards was approximately $2,427,000 and $2,352,000 as of December 31, 2011 and 2010, respectively.

The following table summarizes all restricted stock issued:

	Restricted shares	Weighted average issuance price per share
Balance at January 1, 2009	19,500	$33.42

Restricted shares granted	12,000	40.46
Restricted shares vested	(7,500)	26.86

Balance at December 31, 2009	24,000	38.99

Restricted shares granted	82,907	34.94
Restricted shares vested	(12,000)	37.53

Balance at December 31, 2010	94,907	35.63

Restricted shares granted	72,866	27.18
Restricted shares vested	(45,565)	35.24

Balance at December 31, 2011	122,208	$30.74

Under the Long-Term Plan, participants may elect to withhold shares to satisfy their tax obligations related to vesting shares. Shares withheld are reflected as treasury share purchases in the accompanying Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Investment. For the year ended December 31, 2011, the Company purchased 3,648 shares aggregating $86,361 due to these elections.

The following table summarizes all stock options outstanding:

	Shares subject to option	Weighted average exercise price per share	Aggregate intrinsic value	Weighted average contractual life remaining in years
Balance at January 1, 2009	128,463	$18.48	$2,377,316	5.4

Options granted	16,000	40.46
Options exercised	(40,000)	15.81

Balance at December 31, 2009	104,463	22.87	1,935,885	5.3

Options granted	16,000	37.23
Options exercised	(6,162)	8.16

Balance at December 31, 2010	114,301	25.67	971,014	5.3

Options granted	16,000	25.18
Options exercised	(14,324)	14.06
Options forfeited or expired	(11,977)	13.69

Balance at December 31, 2011	104,000	$28.57	$126,570	6.2

The weighted average fair value using the Black-Scholes option pricing model of options granted during 2011, 2010, and 2009 was $13.64, $19.70, and $22.46, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2011, 2010, and 2009 was $109,000, $196,000, and $880,000, respectively.

As of December 31, 2011, 364,270 shares of the Company’s Common Stock were available for future grants under the Long-Term Plan and 75,000 shares of the Company’s Common Stock were available for future grants under the Directors’ Plan.

The following table summarizes information about stock options outstanding as of December 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Average life(1)	Weighted average exercise price	Number of options	Weighted average exercise price
$8.52 — $8.55	6,000	1.3	$8.55	6,000	$8.55
$10.025 — $15.625	10,000	1.5	13.59	10,000	13.59
$20.16 — $26.86	40,000	6.5	23.53	40,000	23.53
$37.225 — $40.455	48,000	7.5	38.40	48,000	38.40

Total	104,000	6.2	$28.57	104,000	$28.57

(1)	Average life remaining in years.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	2011	2010	2009
Weighted average risk-free interest rate	2.5%	2.3%	3.2%
Weighted average expected volatility	48.5%	48.3%	47.1%
Expected option life	7.5 years	7.4 years	7.9 years
Expected dividend yield	0.00%	0.00%	0.00%

The average risk-free interest rate is based on the U.S. Treasury yield with a term to maturity that approximates the option’s expected life as of the grant date. Expected volatility is determined using historical volatilities of the underlying market value of the Company’s stock obtained from public data sources. The expected life of the stock options is determined using historical data.

During the second quarter of 2008, the Company issued 40,000 SARs, which vested at varying intervals over a three-year period, in connection with the Company’s Chief Executive Officer’s employment agreement. The fair value of the SARs was estimated using a Black-Scholes option pricing model. In June 2011, all of these SARs were vested and were redeemed for 3,957 shares of the Company’s common stock made available under the Long-Term Plan.

In April 2010, the Company’s Board of Directors adopted the Michael Baker Corporation Employee Stock Purchase Plan (the “ESPP”). The first day of each quarter is an offering date and the last day of each quarter is a purchase date. The first purchase period began on January 1, 2011. Employees are able to purchase shares of Common Stock under the ESPP at 90% of the fair market value of the Common Stock on the purchase date. The company issued 54,073 shares under the ESPP during the year ended December 31, 2011. The maximum number of shares of Common Stock which may be issued pursuant to the ESPP is 750,000 shares.

The Company recognized total stock based compensation expense under the caption “Selling, general and administrative expenses” in the Consolidated Statement of Income related to its restricted stock, options, ESPP and SARs of $2,328,000, $1,384,000, and $1,063,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

21.	RESTRUCTURING CHARGES

The Company’s key transportation clients are continuing to exercise a significant amount of caution in granting new infrastructure projects or entering into extensions of existing commitments, as well as placing certain funded projects on hold. As a result, in the second and third quarters of 2011, the Company announced and implemented reduction in force programs.

For the year ended December 31, 2011, the Company paid and recognized charges related to the reduction in force under the caption “Selling, general and administrative expenses” in the Consolidated Statement of Income totaling approximately $2.2 million, which includes severance payments and COBRA subsidy medical benefits provided to severed employees. This amount was recorded at the Corporate level then allocated to the Federal and Transportation segments based on direct labor. In addition, other savings initiatives were put in place that included a reduction in a portion of the employer match for the Michael Baker Corporation 401(k) Plan for the remainder of the year, a delay in annual salary increases until the end of the third quarter of 2011 and the elimination of benefits for certain reduced-work-schedule employees. The reduction in force programs are complete and the Company does not anticipating incurring any additional restructuring charges in 2012.

22.	RELATED PARTY TRANSACTIONS

Effective April 25, 2001, the Company entered into a consulting agreement with Richard L. Shaw when he retired from his position as Chief Executive Officer. Through subsequent amendments, this agreement has been extended through April 26, 2013. The consulting agreement provides an annual compensation amount for consulting services in addition to the Company covering the costs of health insurance and maintaining life insurance for the executive. The consulting agreement provides for consulting fees of $106,000 per year which are included in the Company’s Consolidated Statements of Income. The consulting agreement also provides for a supplemental retirement benefit of $5,000 per month as well as the continuation of the life and health insurance benefits commencing at the expiration of the consulting term.

23.	SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA

The following table is provided as a supplement to the Company’s indirect-method statement of cash flows:

	For the year ended December 31,
(In thousands)	2011	2010	2009
Common stock issued in the RBF acquisition, 203,218 shares	$3,587	$—	$—
Common stock (reclaimed)/issued in the LPA acquisition, 2,022 and 226,447 shares, respectively	(40)	8,062	—
Income taxes paid	22,648	14,328	19,286
Income tax refunds	(1,677)	(87)	(436)
Interest paid	23	23	14

Assets acquired on credit or through capital lease obligations were nominal for the years ended December 31, 2011, 2010 and 2009.

24.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2011 and 2010:

	2011 — Three months ended
(In thousands, except per share information)	Mar. 31	June 30	Sept. 30	Dec. 31
Revenues	$121,033	$130,061	$131,139	$156,191
Gross profit	21,129	27,396	27,117	26,612
Income before income taxes and noncontrolling interests	1,532	8,015	9,673	5,680
Net income attributable to Michael Baker Corporation
Continuing operations	748	4,954	7,117	4,005
Discontinued operations	84	(100)	116	380

Total	832	4,854	7,233	4,385
Diluted earnings/(loss) per common share
Continuing operations	0.08	0.53	0.76	0.43
Discontinued operations	0.01	(0.01)	0.01	0.04

Total	$0.09	$0.52	$0.77	$0.47

	2010 — Three months ended
(In thousands, except per share information)	Mar. 31	June 30	Sept. 30	Dec. 31
Revenues	$111,660	$131,757	$135,573	$120,363
Gross profit	21,519	28,599	30,262	18,677
Income/(loss) before income taxes and noncontrolling interests	7,665	9,292	8,390	(655)
Net income/(loss) attributable to Michael Baker Corporation
Continuing operations	4,613	5,554	5,031	(520)
Discontinued operations	(628)	(164)	(682)	(1,038)

Total	3,985	5,390	4,349	(1,558)
Diluted earnings/(loss) per common share
Continuing operations	0.52	0.61	0.54	(0.07)
Discontinued operations	(0.07)	(0.02)	(0.07)	(0.11)

Total	$0.45	$0.59	$0.47	$(0.18)

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

The Company’s 2011, 2010 and 2009 financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company’s financial records and related data, as well as the minutes of shareholders’ and directors’ meetings.

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
James M. Kempton
Vice President and Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Michael Baker Corporation:

We have audited the accompanying consolidated balance sheets of Michael Baker Corporation and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

March 13, 2012

SUPPLEMENTAL FINANCIAL INFORMATION

Market Information — Common Shares

The principal market on which the Company’s Common Stock is traded is the NYSE Amex under the ticker symbol “BKR.” High and low closing prices of the Company’s Common Stock for each quarter for the years ended December 31, 2011 and 2010 were as follows:

	2011				2010
	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$21.50	$23.04	$29.40	$32.13	$34.96	$39.49	$40.49	$41.37
Low	17.65	17.30	20.73	27.54	30.38	31.50	33.38	33.37