Form 10-K, Exhibit 13
period 2012-12-31
MICHAEL BAKER CORP
filed 2013-03-05
CIK 9263

EXHIBIT 13.1

SELECTED FINANCIAL DATA

The following table shows our selected consolidated financial information and has been derived from our audited consolidated financial statements. This financial information should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this exhibit.

(In thousands, except per share information)
	2012	2011(1)	2010(2)	2009	2008
Results of Operations
Continuing Operations
Revenues	$593,397	$538,424	$499,353	$445,177	$455,929
Operating income	3,943	24,158	22,289	30,558	33,300
Net income	2,110	16,824	14,678	24,572	22,558
Diluted earnings per share	$0.22	$1.80	$1.60	$2.75	$2.54
Return on average shareholders’ investment	0.9%	8.1%	8.0%	15.5%	17.5%
Total Michael Baker Corporation
Net income	$2,833	$17,304	$12,166	$26,921	$29,154
Diluted earnings per share	0.29	1.85	1.33	3.01	3.28
Dividends per share	$0.14	$—	$—	$—	$—
Return on shareholders’ investment	1.3%	8.3%	6.6%	17.0%	22.6%

Financial Condition
Total assets	$373,409	$379,874	$321,065	$278,844	$292,062
Working capital	$126,979	$113,736	$123,974	$154,357	$114,209
Current ratio	2.01	1.86	2.17	2.59	1.84
Shareholders’ Investment	$224,600	$219,912	$195,815	$173,433	$142,644
Shareholders’ Investment per outstanding share	23.26	22.99	21.23	19.47	16.11
Year-end closing share price	$24.93	$19.61	$31.10	$41.40	$36.91

Cash Flow
Net cash provided by operating activities	$35,027	$15,716	$27,073	$36,365	$32,228
Net cash provided by/(used in) investing activities	7,699	(57,172)	(53,805)	19,398	(5,285)
Net cash (used in)/provided by financing activities	(1,409)	63	(1,084)	446	55

Increase/(decrease) in cash	$41,317	$(41,393)	$(27,816)	$56,209	$26,998
Backlog	$1,646,000	$1,593,200	$1,575,100	$1,425,200	$984,200
Share Information
Year-end shares outstanding	9,658	9,566	9,223	8,907	8,855
Diluted weighted average shares outstanding	9,625	9,368	9,153	8,933	8,891

(1)	These results include RBF for the period October 1, 2011 to December 31, 2011.

(2)	These results include LPA for the period May 3, 2010 to December 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our “Selected Financial Data” and our consolidated financial statements and related notes. The discussion in this section contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are based on our current expectations about future events. These expectations are subject to risks and uncertainties, many of which are beyond our control. For a discussion of important risk factors that could cause actual results to differ materially from those described or implied by the forward-looking statements contained herein, see the “Note with Respect to Forward-Looking Statements” and “Risk Factors” sections included in our Annual Report on Form 10-K for the year ended December 31, 2012.

Business Overview and Environment

Through our Transportation and Federal business segments, we provide engineering expertise in a variety of markets for public and private sector clients worldwide. We derive a significant portion of our revenues from United States of America (“U.S.”) federal, state and local government contracting, with over 84% of our revenue for the year ended December 31, 2012 originating from these sources. As such, our financial results are heavily impacted by appropriations of public funds for infrastructure and other government-funded projects.

The budgetary uncertainty and constraints at all levels of government have continued to cause a portion of our clients to curtail their spending on new and existing projects, resulting in a significant drag on our revenue. Specifically, several of our key transportation clients have remained cautious in granting new infrastructure projects or entering into extensions of existing commitments, as well as placing certain funded projects on hold. These key Transportation clients, and in turn our business, rely heavily on the U.S. Federal transportation funding legislation for transportation & infrastructure related work. On July 6, 2012, the Moving Ahead for Progress in the 21st Century Act (“MAP-21”) was signed into law, after a series of short-term extensions of the previous transportation funding legislation, the Safe, Accountable, Flexible, Efficient Transportation Equity Act – A Legacy for Users (“SAFETEA-LU”). MAP-21 provides funding for surface transportation programs of approximately $105 billion through September 30, 2014. MAP-21 is the first long-term highway authorization enacted since 2005 and is essentially a longer term extension of SAFETEA-LU. We are cautiously optimistic that MAP-21 will result in our key Transportation clients granting new infrastructure projects and entering into extensions of existing projects; however, to date we have yet to observe any significant change in contracting activity as a result of this legislation.

Portions of our business also rely heavily on funding from the Federal Aviation Administration (“FAA”). On February 14, 2012, the four-year, $63 billion FAA Modernization and Reform Act of 2012 was signed into law which gives the FAA its first long-term operating authority since 2007, ending a string of 23 stop-gap operating authorization measures. The bill has authorized $13.4 billion in Airport Improvement Program funding which increases project opportunities at existing and future air traffic facilities. This bill provides funding for aviation transportation infrastructure projects through 2015, and we expect to benefit from work that the Federal government as well as state and local governments will procure as part of this legislation, particularly in the aviation planning & design and construction management phase services. We have yet to observe any significant change in contracting activity as a result of this legislation.

In addition, our Federal segment relies heavily on contracting activity from the U.S. Federal Government, particularly with the Department of Defense (“DoD”) and the Department of Homeland Security (“DHS”). As the U.S. Federal Government continues to attempt to address the U.S. Federal deficit there are concerns our Federal business may be impacted, particularly with our support of the United States Army Corps of Engineers (“USACE”) operating in Afghanistan given the recent draw downs in the U.S. military efforts there. Additionally, while proposal activity on U.S. Federal projects remains steady, in our view the pace of project award activity has significantly waned in 2012, impacting our results of operations in our Federal segment.

The Budget Control Act of 2011, designed to reduce federal budget deficits by $2.1 trillion over the 2012-2021 period, includes caps on future discretionary appropriations, which may negatively impact portions of our business. On March 1, 2013, a number of automatic budget cuts or sequestrations began. By law these mandatory reductions in spending are to be split evenly between the federal government’s defense and non-defense programs, both of which are markets that we are heavily dependent upon for a significant portion of our business. These reductions in spending may negatively impact those portions of our business that rely on federal funding for defense and other federal programs and projects and may have a material adverse impact on our results of operations and financial condition.

Furthermore, over the past year, we have observed a decrease in the level of higher margin design services being procured in the markets we serve. As a result, we have seen a decline in our margins over the course of this year. Due to the aforementioned macroeconomic issues impacting our public sector clients, we are anticipating a deterioration in our revenues in 2013. In light of these circumstances, we completed an organizational realignment in the third quarter of 2012 that is designed to increase work sharing, enhance cross-selling and improve utilization. We have also adopted a performance improvement plan with the objective of significantly reducing our cost structure in 2013. Restructuring expenses to achieve these cost reductions were $1.4 million. In addition, $0.9 million in severance related costs for our former CEO were recorded, which results in $2.3 million of restructuring and other charges being incurred in the fourth quarter of 2012.

Our Transportation segment provides services for Surface Transportation, Aviation and Rail & Transit markets and our Federal segment provides services for Defense, Environmental, Architecture, Geospatial Information Technology, Homeland Security, Municipal & Civil, Oil & Gas, Telecom & Utilities, Water and Urban Development markets. Among the services we provide to clients in these markets are program management, design-build (for which we provide only the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance. We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity. In addition to the aforementioned impact of appropriations of public funds for infrastructure and other government-funded projects, we are also impacted by capital spending levels in the private sector and the demand for our services in the various engineering markets in which we compete.

Some of our significant contracts awarded during 2012 and early 2013 include:

•	A $25.8 million, two-year Indefinite Delivery/Indefinite Quantity (“IDIQ”) contract to provide geotechnical engineering training to the Federal Highway Administration.

•	Two five-year contracts totaling $15.0 million with the Pennsylvania Department of Transportation to provide construction management and other services for Public Transportation in Pennsylvania.

•

A $12.3 million, five-year contract with the Department of General Services in Montgomery County, Maryland to provide planning, design and construction services on the Montgomery County Multi-Agency Service Park and Public Safety Training Academy.

•	A $10.7 million, one-year contract with the USACE — Middle East District to provide construction management support to the Afghanistan Engineering District.

•

A $9.2 million, five-year IDIQ contract with the Federal Highway Administration to conduct research, develop tools and protocols and engage in bridge condition assessment and evaluation for its Performance Management of Bridges Project.

•	An $8.9 million contract with the Wisconsin Department of Transportation for the final design of the Daniel Hoan Bridge and the Interstate Highway 794 Lake Freeway in Milwaukee.

•

A $7.5 million, four-year contract with McDonough Bolyard Peck, Inc. for construction management and inspection services for improvements on the 3.8-mile-long Dominion Boulevard in the City of Chesapeake, Virginia.

•

A $7.0 million, three-year contact with California Department of Transportation to provide assistance in the implementation of a Stormwater National Pollutant Discharge Elimination System (“NPDES”) Program in Southern California.

•	A $6.9 million architecture contract with the Connecticut Department of Transportation to develop final design plans for the New Haven-Hartford-Springfield Commuter Rail Station.

•	A $5.8 million architecture and engineering contract as a subcontractor to perform petroleum pipeline and tank leak and pressure testing for the Department of Defense.

•

A $5.1 million contract with the South Carolina Department of Transportation to develop final construction plans for a new 5.7 mile section of Interstate 73 between I-95 and U.S. Route 501 in Dillon County, South Carolina.

In September 2012, we were awarded a contract by the U.S. Environmental Protection Agency (“EPA”) to provide technical support for assessments and watershed protection program activities. Baker was one of five awardees of the IDIQ contract. The maximum value of the contract for the entire five-year performance period for all awardees is $107.6 million. We have included $21.6 million in our unfunded backlog at December 31, 2012 for this contract.

In addition, we have been awarded by the General Services Administration an IDIQ contract for the DHS’s United States Visitor and Immigrant Status Information Technology Program to provide program and project management and internal logistics support services. The IDIQ contract includes a one-year base period with four, one-year options and a maximum ordering limitation of $50 million for the entire contract period. To date we have been awarded task orders to provide a range of technical support services totaling $13.1 million.

Acquisitions

On October 3, 2011, we entered into a Stock Purchase Agreement effective October 1, 2011 to acquire 100% of the outstanding shares of RBF Consulting (“RBF”), an engineering, planning, surveying and environmental firm based in Irvine, California with revenues of approximately $103 million for the year ended December 31, 2010. As of the date of acquisition, RBF had a total of 17 offices located in California, Nevada and Arizona. RBF provides comprehensive planning, design and construction management and inspection services for its clients including public and governmental agencies, the development community, private enterprise and non-profit agencies. The acquisition was consummated because it contributes to our long-term strategic plan by enabling us to expand geographically into the western United States and, through RBF’s water resource experience and expertise, provides a platform for us to build a national water and wastewater practice. The results of operations for RBF are included in our Federal and Transportation segments for the year ended December 31, 2012 and for the period from October 1, 2011 through December 31, 2011.

On May 3, 2010, we acquired 100% of the outstanding shares of The LPA Group Incorporated and substantially all of its subsidiaries and affiliates (“LPA”), an engineering, architectural and planning firm specializing primarily in the planning and design of airports, highways, bridges and other transportation infrastructure, headquartered in Columbia, South Carolina. The majority of LPA’s clients are state and local governments as well as construction companies that serve those markets. The LPA acquisition significantly expanded our presence in the southeastern U.S. Transportation market, and broadened our existing capabilities in planning, design, program management, and construction management in the Aviation, Surface Transportation and Rail & Transit markets. The results of operations for LPA are included in our Transportation segment for the years ended December 31, 2012 and 2011, and for the period from May 3, 2010 through December 31, 2010.

Executive Overview

Our earnings per diluted common share for continuing operations were $0.22 for the year ended December 31, 2012, compared to $1.80 per diluted common share reported for 2011. Our total earnings per diluted common share were $0.29 for the year ended December 31, 2012, compared to $1.85 per diluted common share reported for the corresponding period in 2011.

Our revenues from continuing operations were $593.4 million for the year ended December 31, 2012, a 10% increase from the $538.4 million reported for the same period in 2011. This increase in revenues was primarily driven by RBF, which was acquired in the fourth quarter of 2011, contributing a combined year-over-year increase of $70.8 million in revenues to our Transportation and Federal segments, partially offset by decreases in work performed for Federal Emergency Management Agency (“FEMA”) and the DoD.

Income from continuing operations for the year ended December 31, 2012 was $2.1 million compared to $16.8 million reported for the corresponding period in 2011. These results were driven by a decrease in our Federal segment’s operating income primarily as a result of increased costs related to pursuing international work and a decrease in work performed for FEMA, a $1.6 million specific reserve on a receivable for an international Transportation project, as well as an increase in amortization expenses and selling, general and administrative (“SG&A”) expenses driven by the acquisition of RBF. In addition, net income from continuing operations for 2012 was unfavorably impacted by higher tax expenses as a percentage of taxable income due to a valuation allowance related to state income taxes totaling $1.5 million. These unfavorable results were partially offset by an increase in equity income from our unconsolidated subsidiaries.

Results of Operations

Effective January 1, 2012, certain services that were previously managed by our Transportation segment have been transferred to the Federal segment. Reclassifications have been made to the prior year business segment results to reflect the current year presentation.

Comparisons of the Year Ended December 31, 2012 and 2011

Revenues

Our revenues totaled $593.4 million for 2012 compared to $538.4 million for 2011, reflecting an increase of $55.0 million or 10%. This increase in revenues was driven by the year-over-year increase of $70.8 million in revenues from RBF, which was acquired in the fourth quarter of 2011, partially offset by decreases in work performed for FEMA.

Transportation.    Revenues were $313.2 million for 2012 compared to $300.8 million for 2011, reflecting an increase of $12.4 million or 4%. The following table presents Transportation revenues by client type:

(In millions)	2012		2011
Revenues by client type
Federal government	$6.9	2%	$9.0	3%
State and local government	273.2	87%	246.8	82%
Domestic private industry	33.1	11%	45.0	15%

Total revenues	$313.2	100%	$300.8	100%

The increase in our Transportation segment’s revenues for 2012 was driven primarily by the period over period increases in services provided for the Wisconsin, Virginia and New Jersey Departments of Transportation totaling $19.4 million and the increase of $13.8 million in revenues from RBF. The increase in revenues was partially offset by decreases in services provided for the Pennsylvania and Louisiana Departments of Transportation totaling $7.8 million, and decreases in work performed for the Central Texas Mobility Constructors on U.S. Highway 290 (“US 290”) of $8.6 million and for the New Jersey Turnpike Authority of $5.4 million.

Federal.    Revenues were $280.2 million for 2012 compared to $237.6 million for 2011, reflecting an increase of $42.6 million or 18%. The following table presents Federal revenues by market:

(In millions)	2012		2011
Revenues by client type
Federal government	$146.9	53%	$157.1	66%
State and local government	73.5	26%	37.6	16%
Domestic private industry	59.8	21%	42.9	18%

Total revenues	$280.2	100%	$237.6	100%

The increase in our Federal segment’s revenues for 2012 was primarily driven by the year-over-year increase in RBF’s revenues totaling $57.0 million. This increase was partially offset by the net decreases in work performed for FEMA of $6.2 million as compared to 2011, a decrease in work performed for the DoD of $5.2 million and a decrease of $3.5 million in work performed related to Alaskan gasline development.

Gross Profit

Our gross profit totaled $92.0 million for 2012 compared to $102.3 million for 2011, reflecting a decrease of $10.3 million or 10%. Gross profit expressed as a percentage of revenues decreased to 15.5% in 2012 from 19.0% in 2011. The decrease in gross profit for 2012 is primarily attributable to an increase in amortization expenses of $2.5 million related to our recent acquisitions, lower utilization, the impact of unfavorable project mix and a $1.2 million net benefit related to the recovery of corporate indirect taxes that favorably impacted 2011. These decreases were partially offset by the recognition of non-recurring overhead adjustments related to our FEMA contracts of $1.0 million for several prior contract years and a recovery of $1.1 million related to claims due from a professional liability insurer that is in liquidation. Total gross profit includes Corporate expenses of $1.9 million and $1.6 million for 2012 and 2011, respectively, which were not allocated to our segments. These Corporate expenses are related to self-insured professional liability claims activity in our wholly-owned insurance captive.

Direct labor and subcontractor costs are major components in our cost of work performed due to the project-related nature of our service businesses. Direct labor costs expressed as a percentage of revenues were 26.6% for 2012 compared to 26.5% for 2011, while subcontractor costs expressed as a percentage of revenues were 23.2% for 2012 compared to 21.4% for 2011. Expressed as a percentage of revenues, direct labor increased in our Federal segment and remained flat in our Transportation segment, while subcontractor costs increased in both our Transportation and Federal segments year over year.

Transportation.    Gross profit was $50.4 million for 2012 compared to $50.6 million for 2011, reflecting a decrease of $0.2 million. The year-over-year decrease in gross profit is primarily attributable to an increase in design-build pursuit efforts, which traditionally have a lower margin until the primary design-build project is awarded and a one-time award fee of $1.1 million for work related to the US 290 project in Central Texas that favorably impacted 2011. The decrease in gross profit was partially offset by increased revenue volume compared to 2011, a 2012 recovery of $0.6 million related to claims due from a professional liability insurer that is in liquidation and a year-over-year decrease in amortization expense of $0.9 million. Transportation’s gross profit expressed as a percentage of revenues was 16.1% in 2012 compared to 16.8% in 2011. Gross profit expressed as a percentage of revenues decreased as a result of an increase in design-build pursuit efforts and the impact of the US 290 award fee on 2011 results, partially offset by the insurance claim recovery and the decrease in amortization expense.

Federal.    Gross profit was $43.5 million for 2012 compared to $53.3 million for 2011, reflecting a decrease of $9.8 million or 18%. Gross profit decreased as a result of increased costs related to pursuing international work, lower utilization, less favorable project mix, a year-over-year increase in amortization expense of $3.4 million and a $1.3 million net benefit related to the recovery of corporate indirect taxes that favorably impacted 2011. The decreases were partially offset by the recognition of non-recurring overhead adjustments related to our FEMA contracts of $1.0 million for several prior contract years and a recovery of $0.5 million related to claims due from a professional liability insurer that is in liquidation. Gross profit expressed as a percentage of revenues decreased to 15.5% in 2012 from 22.4% in 2011. Gross profit expressed as a percentage of revenues decreased due to the aforementioned lower utilization, less favorable project mix, an increase in amortization expense and the tax recovery that favorably impacted 2011, partially offset by the impact of the FEMA related overhead adjustments and the insurance claim recovery.

Selling, General and Administrative Expenses

Our SG&A expenses totaled $88.0 million for 2012 compared to $78.1 million for 2011, reflecting an increase of $9.9 million or 13%. Our SG&A expenses expressed as a percentage of revenues increased to 14.8% for 2012 from

14.5% for 2011. SG&A expenses for the Transportation segment were $49.4 million for 2012 compared to $46.8 million for 2011, reflecting an increase of $2.6 million or 6%, which is partially due to a $1.6 million specific reserve on a receivable for an international Transportation project. SG&A expenses for the Transportation segment expressed as a percentage of revenues increased to 15.8% for 2012 from 15.5% for 2011. SG&A expenses for the Federal segment were $38.6 million for 2012 compared to $31.3 million for 2011, reflecting an increase of $7.3 million or 23%. SG&A expenses for the Federal segment expressed as a percentage of revenues increased to 13.8% for 2012 from 13.2% for 2011.

Certain departmental costs are allocated between the Transportation and Federal segments based on that segment’s percentage of total direct labor. As a result of the allocation, SG&A expenses by segment directly fluctuated in relation to the increases or decreases in the Transportation and Federal segments’ direct labor as a percentage of total direct labor. SG&A expenses increased period over period primarily due to a year-over-year increase of $10.3 million from RBF, which includes $0.3 million of incremental intangible assets amortization. This increase in SG&A costs was partially offset by a decrease in acquisition and integration-related costs of $0.8 million and a decrease in incentive compensation of $0.5 million.

Other Income/(Expense)

Other income/(expense) aggregated to income of $2.8 million for 2012 compared to income of $0.7 million for 2011. “Other income/(expense)” is primarily comprised of equity income from our unconsolidated subsidiaries, interest income, interest expense, and realized gains and losses on investments. In 2012, the equity income from our unconsolidated subsidiaries was primarily driven by $2.6 million from our Louisiana TIMED Managers (“LTM”) joint venture. We do not anticipate LTM to maintain this level of income in future periods, with the work performed by LTM projected to be substantially completed in the third quarter of 2013.

Income Taxes

Our provisions for income taxes from continuing operations resulted in effective income tax rates of approximately 64% and 30% for the years ended December 31, 2012 and 2011, respectively. The variance between the U.S. federal statutory rate of 35% and our effective income tax rates for these periods is primarily due to state income taxes, valuation allowances and permanent items that are not deductible for U.S. tax purposes. Adversely impacting the effective income tax rate in 2012 was the addition of a valuation allowance related to state income taxes totaling $1.5 million. In 2011, the effective income tax rate was positively impacted by approximately $2.4 million of foreign tax credits and certain valuation allowance reversals.

Comparisons of the Year Ended December 31, 2011 and 2010

Revenues

Our revenues totaled $538.4 million for 2011 compared to $499.4 million for 2010, reflecting an increase of $39.0 million or 8%. This increase in revenues was driven by the addition of $25.3 million in revenues from RBF, which was acquired in the fourth quarter of 2011, as well as increases in certain key Transportation segment projects.

Transportation.    Revenues were $300.8 million for 2011 compared to $264.4 million for 2010, reflecting an increase of $36.4 million or 14%. The following table presents Transportation revenues by client type:

(In millions)	2011		2010
Revenues by client type
Federal government	$9.0	3%	$9.3	3%
State and local government	246.8	82%	205.9	78%
Domestic private industry	45.0	15%	49.2	19%

Total revenues	$300.8	100%	$264.4	100%

The increase was partially driven by an increase in work performed for the Central Texas Mobility Constructors on US 290 of $12.5 million, an increase in construction management and inspection services related to roadways for the Marcellus Shale drilling activity in Pennsylvania of $5.5 million, an increase in work performed as program manager for the Charleston County Department of Public Works of $4.5 million, and the addition of RBF’s revenues totaling $4.9 million. The increase in revenues was also driven by the period over period increases in Department of Transportation services provided for Indiana, Louisiana, Virginia, South Carolina and Mississippi totaling $23.6 million, offset by decreases in Department of Transportation services provided for Utah, Missouri, Arizona and Pennsylvania totaling $17.3 million.

Federal.    Revenues were $237.6 million for 2011 compared to $235.0 million for 2010, reflecting an increase of $2.6 million. The following table presents Federal revenues by market:

(In millions)	2011		2010
Revenues by client type
Federal government	$157.1	66%	$173.9	74%
State and local government	37.6	16%	34.1	15%
Domestic private industry	42.9	18%	27.0	11%

Total revenues	$237.6	100%	$235.0	100%

The increase in our Federal segment’s revenues for 2011 was primarily driven by the addition of RBF’s fourth quarter revenues totaling $20.4 million, coupled with a year-over-year increase of $5.1 million related to services provided for the USACE, offset by a decrease of $14.1 million in federal government work performed in Iraq and the net decrease in work performed on our FEMA contracts of $10.1 million as compared to 2010. Total revenues from FEMA were approximately $44 million and $54 million for 2011 and 2010, respectively.

Gross Profit

Our gross profit totaled $102.3 million for 2011 compared to $99.1 million for 2010, reflecting an increase of $3.2 million or 3%. Gross profit expressed as a percentage of revenues decreased to 19.0% in 2011 from 19.8% in 2010. The increase in gross profit for 2011 is primarily attributable to our Federal segment, which was driven by the gross profit contributed by RBF and the net benefit of $1.3 million related to the recovery of corporate indirect taxes, offset by the impact of unfavorable project mix in our Transportation segment and an increase in amortization expenses of $2.6 million for intangible assets related to our recent acquisitions. Total gross profit includes corporate expenses of $1.6 million for both 2011 and 2010 that was not allocated to our segments. These corporate expenses are related to self-insured professional liability claims activity in our wholly-owned insurance captive.

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

Transportation.    Gross profit was $50.6 million for 2011 compared to $51.2 million for 2010, reflecting a decrease of $0.6 million or 1%. The decrease in gross profit for 2011 is primarily attributable to the unfavorable impact of project mix, including several design-build projects that contributed significant margin during 2010 that were substantially completed during the year ended December 31, 2010, and an increase in amortization expenses for intangible assets related to our recent acquisitions. These unfavorable impacts to gross profit were partially offset by the impact of increased revenue volume compared to 2010 on gross profit, including an award fee of $1.1 million related to the US 290 project. Transportation’s gross profit expressed as a percentage of revenues was 16.8% in 2011 compared to 19.3% in 2010. Gross profit expressed as a percentage of revenues decreased as a result of unfavorable impacts of project mix, coupled with the aforementioned increase in amortization expense of $1.9 million and the settlement of a nonrecurring project claim of $0.4 million, partially offset by an award fee of $1.1 million related to the US 290 project.

Federal.    Gross profit was $53.3 million for 2011 compared to $49.5 million for 2010, reflecting an increase of $3.8 million or 8%. The increase in gross profit for 2011 is primarily attributable to the addition of RBF’s fourth quarter gross profit of $4.0 million, which is net of amortization expense for intangible assets related to the RBF acquisition of $0.6 million. Gross profit expressed as a percentage of revenues increased to 22.4% in 2011 from 21.1% in 2010. Gross profit expressed as a percentage of revenues was favorably impacted by project mix and the net $1.3 million recovery of the corporate indirect taxes, compared to 2010.

Selling, General and Administrative Expenses

Our SG&A expenses totaled $78.1 million for 2011 compared to $76.8 million for 2010, reflecting an increase of $1.3 million or 2%. Our SG&A expenses expressed as a percentage of revenues decreased to 14.5% for 2011 from 15.4% for 2010. SG&A expenses for the Transportation segment were $46.8 million for 2011 compared to $42.8 million for 2010, reflecting an increase of $4.0 million or 9%. SG&A expenses for the Transportation segment expressed as a percentage of revenues decreased to 15.5% for 2011 from 16.2% for 2010. SG&A expenses for the Federal segment were $31.3 million for 2011 compared to $33.9 million for 2010, reflecting a decrease of $2.6 million or 8%. SG&A expenses for the Federal segment expressed as a percentage of revenues decreased to 13.2% for 2011 from 14.4% for 2010.

Certain departmental costs are primarily allocated between the Transportation and Federal segments based on that segment’s percentage of total direct labor. As a result of the allocation, SG&A expenses by segment directly fluctuated in relation to the increases or decreases in the Transportation and Federal segments’ direct labor as a percentage of total direct labor.

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

Other Income/(Expense)

Other income/(expense) aggregated to income of $0.7 million for 2011 compared to income of $2.4 million for 2010. “Other income/(expense)” is primarily comprised of equity income from our unconsolidated subsidiaries, interest income and interest expense. Of the decrease in equity income from our unconsolidated subsidiaries, $1.2 million was due to Stanley Baker Hill’s (“SBH”) Iraq IDIQ contract being materially completed in September 2010. In 2011, the equity income from our unconsolidated subsidiaries was primarily from the LTM Joint Venture.

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

The following table presents our contract backlog:

	As of December 31,
(In millions)	2012	2011
Funded	$648.5	$684.6
Unfunded	997.5	908.6

Total	$1,646.0	$1,593.2

As of December 31, 2012, our funded backlog consisted of approximately $398.4 million for our Transportation segment and approximately $250.1 million for our Federal segment. Of our total funded backlog as of December 31, 2012, approximately $312 million is expected to be recognized as revenue within the next year. Additionally, we expect our sources of revenue within the next year to include recognized unfunded backlog and new work added. Due to the nature of unfunded backlog, consisting of options that have not yet been exercised or task orders that have not yet been approved, we are unable to reasonably estimate what, if any, portion of our unfunded backlog will be realized within the next year.

Liquidity and Capital Resources

We have three principal sources of liquidity to fund our operations: our existing cash and cash equivalents; cash generated by operations; and our available capacity under our Unsecured Credit Agreement (“Credit Agreement”), which is with a consortium of financial institutions and provides for a commitment of $50.0 million through September 30, 2015.

The following table reflects our available funding capacity as of December 31, 2012:

(In millions)
Available Funding Capacity
Cash & Cash Equivalents		$77.4
Credit agreement:
Revolving credit facilty	50.0
Outstanding borrowings	—
Issued letters of credit	(5.8)

Net credit agreement capacity available		44.2

Total available funding capacity		$121.6

Our cash flows are primarily impacted from period to period by fluctuations in working capital. Factors such as our contract mix, commercial terms, days sales outstanding (“DSO”) and delays in the start of projects may impact our working capital. In line with industry practice, we accumulate costs during a given month and then bill those costs in the following month for many of our contracts. While salary costs associated with the contracts are paid on a bi-weekly basis, certain subcontractor costs are generally not paid until we receive payment from our customers. As of December 31, 2012 and 2011, $21.8 million and $23.7 million, respectively, of our accounts payable balance is comprised of invoices with “pay-when-paid” terms. As a substantial portion of our customer base is with public sector clients, such as agencies of the U.S. Federal Government as well as Departments of Transportation for various states, we have not historically experienced a large volume of write-offs related to our receivables and our unbilled revenues on contracts in progress. We regularly assess our receivables and costs in excess of billings for collectability, and provide allowances for doubtful accounts where appropriate. We believe our reserves for doubtful accounts are appropriate as of December 31, 2012, but adverse changes in the economic environment may impact certain of our customers’ ability to access capital and compensate us for our services, as well as impact project activity for the foreseeable future.

The following table represents our summarized working capital information:

	As of December 31,
(In millions, except ratios)	2012	2011
Current assets	$252.5	$246.3
Current liabilities	(125.5)	(132.5)
Working capital	$127.0	$113.8
Current Ratio*	2.01	1.86

*	Current ratio is calculated by dividing current assets by current liabilities.

Cash Provided by Operating Activities

Cash provided by operating activities was $35.0 million, $15.7 million and $27.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Non-cash charges for depreciation and amortization increased to $17.2 million in 2012 from $14.2 million and $9.5 million in 2011 and 2010, respectively, due to the amortization of intangible assets acquired as part of the acquisitions of RBF in the fourth quarter of 2011 and LPA in the second quarter of 2010.

Our cash provided by operating activities for 2012 increased compared to 2011 primarily as a result of a decrease in our accounts receivable balance. Our total days sales outstanding (“DSO”) in receivables and unbilled revenues, net of billings in excess, was 87 and 90 days as of December 31, 2012 and 2011, respectively, compared to 90 and 82 days as of December 31, 2011 and 2010, respectively. DSO increased in 2011 primarily as a result of RBF traditionally carrying a higher accounts receivable balance as a percentage of revenues, while 2012 DSO began to normalize with the integration of RBF.

Cash Provided by/(Used in) Investing Activities

Cash provided by investing activities was $7.7 million in 2012, primarily as a result of cash inflows of $12.3 million related to the net sales of available-for-sale securities, offset by cash outflows of $3.7 million related to capital expenditures and the payment of the remaining balance of the net working capital adjustment of $1.0 million related to the RBF acquisition.

Cash used in investing activities was $57.2 million in 2011, primarily as a result of our acquisition of RBF. Cash used in investing activities for 2011 reflects $51.4 million of net cash used for acquisitions and $2.6 million related to net purchases of available-for-sale securities. Capital expenditures in 2011 approximated $3.2 million.

Cash used in investing activities was $53.8 million in 2010, primarily as a result of the LPA acquisition. We disbursed $52.4 million related to the acquisition of that business, which is reflected as an outflow for the year ended December 31, 2010. Conversely, $10.0 million was received in 2010 for a net asset adjustment related to the divestiture of a former business in 2009, and is reflected as an inflow for the year ended December 31, 2010. Cash used in investing activities for 2010 reflects $7.7 million related to the net purchases of available-for-sale securities partially offset by net cash inflows of $2.5 million related to the maturity of short-term investments.

The majority of our 2012 capital additions pertain to computer software and hardware purchases, office furniture and leasehold improvements related to office openings or relocations. We also obtained the use of various assets through operating leases, which reduced the level of capital expenditures that would have otherwise been necessary to operate our business.

Cash (Used in)/ Provided by Financing Activities

Our cash used in financing activities is primarily related to dividend payments, non-controlling interest distributions to our partners in the BakerAECOM, LLC and treasury stock purchases related to tax withholdings for participants in our Long-Term Incentive Plan, partially offset by proceeds from Employee Stock Purchase Plan purchases and stock option exercises.

Credit Agreement

Our Credit Agreement with a consortium of financial institutions provides for a revolving credit facility with an aggregate commitment of $50.0 million and a $50.0 million accordion option through September 30, 2015. Our Credit Agreement includes a $5.0 million swing line facility and $20.0 million sub-facility for the issuance of letters of credit (“LOCs”). As of December 31, 2012 and 2011, there were no borrowings outstanding under our Credit Agreement and outstanding LOCs were $5.8 million and $8.4 million, respectively.

Our Credit Agreement provides pricing options for us to borrow at the bank’s prime interest rate or at LIBOR plus an applicable margin determined by our leverage ratio based on a measure of indebtedness to earnings before interest, taxes, depreciation and amortization (“EBITDA”). Our Credit Agreement also contains usual and customary negative covenants for transactions of this type and requires us to meet minimum leverage and interest and rent coverage ratio covenants. Our Credit Agreement also contains usual and customary provisions regarding acceleration. In the event of certain defaults by us under the credit facility, the lenders will have no further obligation to extend credit and, in some cases, any amounts owed by us under the credit facility will automatically become immediately due and payable. As of December 31, 2012, we were in compliance with our covenants under the Credit Agreement.

The inability of one or more financial institutions in the consortium to meet its commitment under our Credit Agreement could negatively impact our business. Currently, we believe that we will be able to readily access our Credit Agreement as necessary.

Financial Condition & Liquidity

As of December 31, 2012, we had $77.4 million of cash and cash equivalents. We principally maintain our cash and cash equivalents in accounts held by major banks and financial institutions. The majority of our funds are held in accounts in which the amounts on deposit are not covered by or exceed available insurance by the Federal Deposit Insurance Corporation. Although there is no assurance that one or more institutions in which we hold our cash and cash equivalents will not fail, we currently believe that we will be able to readily access our funds when needed.

Our principal uses of cash in recent years have been to fund our operations, including capital expenditures and to pay for acquisitions. With the completion of our acquisitions of LPA in 2010 and RBF in 2011, we have successfully expanded our geographic footprint in the United States and intend to focus our efforts on capitalizing on the potential cost and revenue synergies that we believe they present. While we may consider potentially accretive add-on acquisitions, we expect to focus primarily on the integration of LPA and RBF and improving our overall results of operations, rather than significant additional transactions.

We believe that we have substantial capital resources, with $77.4 million of cash and cash equivalents and no borrowings as of December 31, 2012. During the fourth quarter of 2012, our Board of Directors approved the initiation of a regular quarterly dividend program. Our Board declared and paid its first quarterly cash dividend of $0.14 per share in the fourth quarter of 2012, which approximated $1.4 million. In the first quarter of 2013, the Board of Directors authorized an increase of the quarterly dividends to $0.16 per share. Our Credit Agreement with our banks places an aggregate limit of $20.0 million on dividend payments for the term of the agreement. While the Company intends to pay regular cash dividends on a quarterly basis for the foreseeable future, the payment of dividends is at the discretion of the Board of Directors and is subject to, among other things, the availability of and needs for the Company’s capital resources, restrictions under the Company’s Credit Agreement and other factors.

In addition, on November 8, 2012, we announced that the Board of Directors had authorized an up to $10.0 million stock repurchase program. Purchases could be made from time to time in open-market or privately negotiated transactions as circumstances warrant.

We view our short and long-term liquidity as being dependent upon our results of operations, changes in working capital and our borrowing capacity. We believe that the combination of our cash and cash equivalents, cash generated from operations and our existing Credit Agreement will be sufficient to meet our operating and capital expenditure requirements for the next twelve months and beyond.

Contractual Obligations and Off-Balance Sheet Arrangements

A summary of our contractual obligations and off-balance sheet arrangements as of December 31, 2012 are as follows:

		Payments due by period
(In millions)	Total	Within 1 year	1-3 years	3-5 years	After 5 years
Contractual obligations
Operating lease obligations (1)	$103.2	$23.1	$35.9	$21.9	$22.3
Purchase obligations (2)	16.0	8.3	7.5	0.2	—
Other long-term liabilities (3)	2.1	0.3	0.2	0.2	1.4

Total contractual obligations	$121.3	$31.7	$43.6	$22.3	$23.7

(1)

We utilize operating leases to provide for the use of certain assets in our daily business activities. This balance includes office space leases of $96.9 million, with the remaining balance primarily relating to leases for computers, computer-related equipment and motor vehicles. The lease payments for use of these assets are recorded as expenses, but do not appear as liabilities on our Consolidated Balance Sheets.

(2)

Our purchase obligations relate to legally binding agreements to purchase goods or services at agreed prices, but do not appear as liabilities on our Consolidated Balance Sheets. These obligations primarily relate to office equipment and maintenance obligations.

(3)

The majority of the $2.1 million balance represents deferred compensation for our Board of Directors of $1.2 million and a post-retirement benefit obligation of $0.8 million, which are recorded as liabilities on our Consolidated Balance Sheets.

Liabilities totaling $2.3 million as of December 31, 2012 recorded for uncertainty in income taxes are excluded from the above table due to the inability to make a reliable estimate of the period of any future cash settlement. However, we expect this amount to decrease by approximately $1.3 million in the next twelve months due to statute expirations and settlements.

		Amount of commitment expiration per period
(In millions)	Total	Within 1 year	2-3 years	4-5 years	After 5 years
Off-Balance Sheet Arrangements
Standby letters of credit	$5.8	$5.8	$—	$—	$—
Performance and payment bonds	13.6	11.8	1.8	—	—

Total commercial commitments	$19.4	$17.6	$1.8	$—	$—

Our banks issue standby letters of credit on our behalf under the aforementioned Credit Agreement. As of December 31, 2012, the majority of our outstanding LOCs were issued to insurance companies to serve as collateral for our deductibles. These LOCs may be drawn upon in the event that we do not reimburse the insurance companies for our deductibles. Such LOCs renew automatically on an annual basis unless either the LOC is returned to the bank by the beneficiaries or our banks elect not to renew them.

Bonds are provided on our behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from our insurance carriers in the event that we do not perform under the project or if subcontractors are not paid. We do not expect any amounts to be paid under our outstanding bonds as of December 31, 2012. In addition, we believe that our bonding lines will be sufficient to meet our bid and performance bonding needs for at least the next year.

Critical Accounting Estimates

We have identified the following critical accounting estimates as those that are most important to the portrayal of our results of operations and financial condition, and which require management’s most difficult, subjective or complex judgments and estimates.

Project Cost Estimates to Complete.    We utilize the percentage-of-completion method of accounting for the majority of our contracts. Revenues for the current period on these contracts are determined by multiplying the estimated margin at completion for each contract by the project’s percentage of completion to date, adding labor costs, subcontractor costs and other direct costs incurred to date, and subtracting revenues recognized in prior periods. In applying the percentage-of-completion method, a project’s percent complete as of any balance sheet date is computed as the ratio of labor costs incurred to date divided by the total estimated labor costs at completion. Estimated labor costs at completion reflect labor costs incurred to date plus an estimate of the labor costs to complete the project. As changes in estimates of total labor costs at completion and/or estimated total losses on projects are identified, appropriate earnings adjustments are recorded during the period that the change or loss is identified. Due to the volume and varying degrees of complexity of our active projects, as well as the many factors that can affect estimated costs at completion, the computations of these estimates require the use of complex and subjective judgments. Accordingly, labor cost estimates to complete require regular review and revision to ensure that project earnings are not misstated. We have a history of making appropriate estimates of costs at completion on our contracts that follow the percentage-of-completion method; however, due to uncertainties inherent in the estimation process, it is possible that estimated project costs at completion could vary from our estimates. As of December 31, 2012, we do not believe that material changes to project cost estimates at completion for any of our open projects are reasonably likely to occur.

Revenue Recognition.    We recognize revenue under the percentage-of-completion method for the majority of our contracts. Under certain circumstances, we may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues are delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as our historical relationship with the client, the nature and scope of the services to be provided, and management’s ability to accurately estimate the realizable value of the services to be provided. Under this policy, we had not recognized potential future revenues estimated at $8.0 million and $4.3 million as of December 31, 2012 and 2011, respectively, for which the related costs had already been expensed as of these dates. The consistent application of this policy may result in revenues being recognized in a period subsequent to the period in which the related costs were incurred and expensed. Profit incentives and/or award fees are recorded as revenues when the amounts are both earned and reasonably estimable.

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

We recognize current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. We also recognize deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences, net operating losses and various other credits and carryforwards. Our current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where we operate. We do not consider the effects of future changes in tax laws or rates in the current period. We analyze our deferred tax assets and place a valuation allowance on those assets if we do not expect the realization of these assets to be more likely than not.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitations has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Penalties, if any, estimated for underpaid income taxes are included in selling, general and administrative expenses in our Consolidated Statements of Comprehensive Income. Interest associated with underpaid income taxes and related adjustments are included in the “Interest expense” caption in our Consolidated Statements of Comprehensive Income.

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

At June 30th of each year and in certain other circumstances, we perform an evaluation of the goodwill associated with our business to determine whether our goodwill is impaired. Our financial results are heavily impacted by appropriations of public funds for infrastructure and other government-funded projects. The current budgetary challenges at the U.S. Federal and state levels have impacted project award activity by our clients, which has, in turn, impacted our performance in 2012. We are anticipating that this trend will continue into 2013, and, as such, we are anticipating a further deterioration in our revenues in 2013. Accordingly, we determined that these factors were an indicator that it was necessary to evaluate goodwill for impairment as of December 31, 2012.

For purposes of evaluating goodwill, we have identified two reporting units which are consistent with our operating segments, Transportation and Federal. The valuation of the goodwill is affected by, among other things, our business plans for the future and estimated results of future operations. Changes in our business plans and/or in future operating results may have an impact on the valuation of the reporting units and therefore could result in our recording a related impairment charge. Additionally, we believe accounting estimates related to the evaluation of goodwill impairment are critical because the underlying assumptions used can change from period to period and impairment could potentially cause a material impact to the Consolidated Statements of Comprehensive Income. Management’s assumptions used in the valuation including the discount rate and other internal and external economic conditions and metrics, such as earnings growth rate, require significant judgment.

As of December 31, 2012, we have approximately $81.6 million of goodwill recorded on our consolidated balance sheet related to our various acquisitions. Our Transportation and Federal reporting units have been assigned goodwill of approximately $59.3 million and $22.3 million, respectively.

In completing our evaluation of goodwill impairment as of December 31, 2012, we utilized a third-party valuation firm to assist us in determining the fair values of the applicable reporting units. We determined fair values for our reporting units using an income approach as well as two market approaches — the guideline public company method and the similar transactions method. We assessed these valuation methodologies based upon the relevance and availability of data at the time of performing the valuation and weighted the methodologies appropriately in arriving at a “point” estimate. In performing these valuations, we updated cash flows to reflect management’s forecasts and adjusted discount rates to reflect the risks associated with the current market. While we weighted the three methodologies in arriving at our “point” estimate of fair value, the fair values of the reporting units exceeded the carrying values under each of the methodologies individually. The weighted fair values of these approaches exceeded the carrying value by more than 20% for each of the reporting units as of December 31, 2012.

For purposes of the income approach utilized as of December 31, 2012, fair value was determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows for the next five years and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for the business. In the case of the Transportation reporting unit, we used a terminal value growth rate of 3% in this discounted cash flow analysis. Actual results may differ from those assumed in our forecasts. We derived our discount rate by applying a weighted average cost of capital model, which includes a company specific risk premium in addition to an equity market risk premium. The weighted average cost of capital used for this analysis was 14.0% for both reporting units, which is reflective of the risks and uncertainties inherent in our industry and in our internally developed forecasts specifically and in the financial markets generally.

For purposes of the market approach — guideline public company method utilized as of December 31, 2012, fair value was determined based on the valuations of publicly traded competitors in the engineering industry, adjusted for variables such as size, long-term growth rates, and profitability. As the valuations of these public companies reflect the value of those companies on a freely traded, minority ownership basis, a control premium is assumed for deriving the fair value of the reporting units.

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

Based on the results of our testing as of December 31, 2012, the fair value of the reporting units exceeded their carrying values; therefore, the second step of the impairment test (in which fair value of each of the reporting units assets and liabilities are measured) was not required to be performed and no goodwill impairment was recognized. Estimating the fair value of reporting units involves the use of estimates and significant judgments that are based on a number of factors including actual operating results, future business plans, economic projections and market data. Actual results may differ from forecasted results. If adverse macroeconomic developments occur, or if current economic conditions persist longer than forecasted and depress the amount of cash flows generated by a reporting unit, and the expected benefits of the performance improvement plan we implemented for 2013 do not materialize as expected, it is reasonably possible that the judgments and estimates described above could change in future periods. Changes in those judgments and estimates may cause reductions in anticipated cash flows from one or both of these businesses, which, in turn, may indicate in a future period that their respective fair value is less than their respective carrying value resulting in an impairment of some or all of the goodwill associated with one or both of the reporting units, along with a corresponding charge against earnings.

Contingencies. The preparation of consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and also affect the amounts of revenues and expenses reported for each period. Specifically, management estimates are inherent in the assessment of our exposure to insurance claims that fall below policy deductibles or within self-insured retention levels and to litigation and other legal claims and contingencies, as well as in determining our liabilities for incurred but not reported insurance claims. Significant judgments by us and advice provided by third-party experts are utilized in determining probable and/or reasonably estimable amounts to be recorded or disclosed in our consolidated financial statements. The results of any changes in accounting estimates are reflected in the consolidated financial statements of the period in which the changes are determined. Based on the information that is currently available, we do not believe that material changes to these estimates are reasonably likely to occur.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued changes to Accounting Standards Codification (“ASC”) Topic 350, Intangibles — Goodwill and Others, to simplify how entities, both public and non public, test goodwill for impairment. The change provides an entity with an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC Topic 350. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this standard on January 1, 2012, and it did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued changes to ASC Topic 220, Presentation of Comprehensive Income, to require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. The change eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The items that must be reported in other comprehensive income and when an item of other comprehensive income must be reclassified to net income were not changed. The amended guidance must be applied retroactively, and is effective for interim and annual periods beginning after December 15, 2011, with earlier adoption permitted. We adopted this standard on January 1, 2012, and it had no impact on our consolidated financial statements, as we already presented one of the options that is acceptable under ASC Topic 220.

In May 2011, the FASB issued changes to ASC Topic 820, Fair Value Measurement to conform existing guidance regarding fair value measurement and disclosure between accounting principles generally accepted in the United States of America and International Financial Reporting Standards. These changes clarify the application of existing fair value measurements and disclosures, and change certain principles or requirements for fair value measurements and disclosures. The adoption of changes to ASC Topic 820 is effective for interim and annual periods beginning after December 15, 2011. We adopted this standard on January 1, 2012 and it did not have a material impact on our consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31,
(In thousands, except per share amounts)	2012	2011	2010
Revenues	$593,397	$538,424	$499,353
Cost of work performed	501,431	436,170	400,296

Gross profit	91,966	102,254	99,057
Selling, general and administrative expenses	88,023	78,096	76,768

Operating income	3,943	24,158	22,289
Other income/(expense):
Equity income from unconsolidated subsidiaries	2,647	693	2,576
Interest income	172	395	399
Interest expense	(6)	(97)	(276)
Other, net	(15)	(249)	(296)

Income before income taxes and noncontrolling interests	6,741	24,900	24,692
Provision for income taxes	3,809	7,142	9,246

Net income from continuing operations before noncontrolling interests	2,932	17,758	15,446
Income/(loss) from discontinued operations, net of tax	723	480	(2,512)

Net income before noncontrolling interests	3,655	18,238	12,934
Less: Income attributable to noncontrolling interests	822	934	768

Net income attributable to Michael Baker Corporation	2,833	17,304	12,166

Other comprehensive income/(loss), net of tax:
Unrealized gain/(loss) on investments, net of reclassification adjustments	47	(30)	(17)
Foreign currency translation adjustments	43	20	270

Comprehensive income attributable to Michael Baker Corporation	$2,923	$17,294	$12,419
Earnings per share (“E.P.S.”) attributable to Michael Baker Corporation
Basic E.P.S. — Continuing operations	$0.22	$1.81	$1.64
Diluted E.P.S. — Continuing operations	0.22	1.80	1.60
Basic E.P.S. — Net income	0.30	1.86	1.36
Diluted E.P.S. — Net income	$0.29	$1.85	$1.33

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(In thousands, except share amounts)	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$77,367	$36,050
Available-for-sale securities	—	12,323
Receivables, net of allowances of $2,915 and $1,259, respectively	85,733	104,091
Unbilled revenues on contracts in progress	78,062	77,713
Prepaid expenses and other	7,630	8,951
Prepaid income taxes	3,731	7,149

Total current assets	252,523	246,277

Property, plant and equipment, net	17,286	20,903
Goodwill	81,598	81,598
Other intangible assets, net	12,765	22,907
Deferred income tax asset	3,125	1,389
Other long-term assets	6,112	6,800

Total assets	$373,409	$379,874

LIABILITIES AND SHAREHOLDERS’ INVESTMENT
Current Liabilities
Accounts payable	$41,386	$44,434
Accrued employee compensation	21,008	25,786
Accrued insurance	9,715	10,580
Billings in excess of revenues on contracts in progress	22,215	24,064
Deferred income tax liability	17,707	13,659
Income taxes payable	225	1,113
Other accrued expenses	13,288	12,905

Total current liabilities	125,544	132,541

Long-term Liabilities
Deferred income tax liability	11,517	16,823
Other long-term liabilities	11,196	9,881

Total liabilities	148,257	159,245

Commitments and contingencies
Shareholders’ Investment
Common Stock, par value $1, authorized 44,000,000 shares, issued 10,171,664 and 10,066,789, respectively	10,172	10,067
Additional paid-in capital	69,514	66,218
Retained earnings	150,087	148,605
Accumulated other comprehensive loss	—	(90)
Less — 513,227 and 501,207 shares of Common Stock in treasury, at cost, respectively	(5,173)	(4,888)

Total Michael Baker Corporation shareholders’ investment	224,600	219,912
Noncontrolling interests	552	717

Total shareholders’ investment	225,152	220,629

Total liabilities and shareholders’ investment	$373,409	$379,874

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(In thousands)	2012	2011	2010
Cash Flows from Operating Activities
Net income before noncontrolling interests	$3,655	$18,238	$12,934
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Net (income)/loss from discontinued operations	(723)	(480)	2,512
Depreciation and amortization	17,246	14,184	9,501
Stock-based compensation expense	2,638	2,328	1,384
Deferred income tax (benefit)/expense	(3,027)	(3,973)	144
Realized loss on investments, net	41	59	21
Equity affiliates’ earnings	(2,647)	(693)	(2,576)
Equity affiliates’ dividends received	2,170	175	2,600
Loss on disposal of fixed assets	143	274	391
Changes in assets and liabilities:
Decrease/(increase) in receivables	17,429	(2,864)	10,643
(Increase)/decrease in unbilled revenues	(349)	(3,960)	2,827
Decrease/(increase) in prepaids and other assets, net	5,662	(1,059)	(1,542)
(Decrease)/increase in accounts payable	(3,048)	2,166	(990)
Decrease in billings in excess of revenues	(1,849)	(1,964)	(5,537)
Decrease in accrued expenses	(2,229)	(6,046)	(4,713)

Net cash provided by continuing operations	35,112	16,385	27,599
Net cash used in discontinued operations	(85)	(669)	(526)

Net cash provided by operating activities	35,027	15,716	27,073

Cash Flows from Investing Activities
Additions to property, plant and equipment	(3,727)	(3,197)	(6,213)
Acquisitions of businesses, net of cash acquired	(1,000)	(51,358)	(52,381)
Purchase of available-for-sale securities	(801)	(9,046)	(13,564)
Sale of available-for-sale securities	13,130	6,429	5,888
Purchase of short-term investments	—	—	(250)
Maturity of short term investments	—	—	2,750
Proceeds from sale of fixed assets	97	—	—

Net cash provided by/(used in) continuing operations	7,699	(57,172)	(63,770)
Net cash provided by discontinued operations	—	—	9,965

Net cash provided by/(used in) investing activities	7,699	(57,172)	(53,805)

Cash Flows from Financing Activities
Dividends paid	(1,351)	—	—
Proceeds from employee stock purchases and exercise of stock options	1,084	1,253	50
Noncontrolling interest distributions	(987)	(939)	(353)
Treasury stock purchases	(155)	(86)	—
Payments on capital lease obligations	—	(165)	(160)
Debt issuance costs	—	—	(621)

Net cash (used in)/provided by financing activities	(1,409)	63	(1,084)

Net increase/(decrease) in cash and cash equivalents	41,317	(41,393)	(27,816)
Cash and cash equivalents, beginning of year	36,050	77,443	105,259

Cash and cash equivalents, end of year	$77,367	$36,050	$77,443

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ INVESTMENT

(In thousands)	Common stock, par value $ 1		Treasury		Additional paid-in capital	Retained earnings	Non- controlling interests	Accumulated other comprehensive (loss)/income	Total shareholders’ investment
	Shares	Amount	Shares	Amount
Balance, January 1, 2010	9,403	$9,403	496	$(4,761)	$49,989	$119,135	$307	$(333)	$173,740

Net income attributable to Michael Baker Corporation	—	—	—	—	—	12,166		—	12,166
Stock options exercised	6	6	—	—	44	—	—	—	50
Options granted	—	—	—	—	315	—	—	—	315
Restricted stock issued	83	83	—	—	(83)	—	—	—	—
Amortization of restricted stock	—	—	—	—	1,018	—	—	—	1,018
Tax benefit of stock compensation	—	—	—	—	13	—	—	—	13
Stock appreciation rights	—	—	—	—	505	—	—	—	505
Stock issued for acquisition	226	226	—	—	7,836	—	—	—	8,062
Noncontrolling interests
Income	—	—	—	—	—	—	768	—	768
Profit distribution	—	—	—	—	—	—	(353)	—	(353)
Other comprehensive (loss)/income, net of tax:
Unrealized loss on investments	—	—	—	—	—	—	—	(17)	(17)
Foreign currency translation adjustments	—	—	—	—	—	—	—	270	270

Balance, December 31, 2010	9,718	$9,718	496	$(4,761)	$59,637	$131,301	$722	$(80)	$196,537

Net income attributable to Michael Baker Corporation	—	—	—	—	—	17,304	—	—	17,304
Stock options exercised	14	14	—	—	188	—	—	—	202
Options granted	—	—	—	—	219	—	—	—	219
Tax benefit deficiency of stock compensation	—	—	—	—	(238)	—	—	—	(238)
Restricted stock issued	73	73	—	—	(73)	—	—	—	—
Amortization of restricted stock	—	—	—	—	1,905	—	—	—	1,905
Employee Stock Purchase Plan	54	54	—	—	1,114	—	—	—	1,168
Stock appreciation rights	4	4	—	—	83	—	—	—	87
Stock issued for acquisition	204	204	—	—	3,383	—	—	—	3,587
Treasury stock purchases	—	—	5	(127)	—	—	—	—	(127)
Noncontrolling interests
Income	—	—	—	—	—	—	934	—	934
Profit distribution	—	—	—	—	—	—	(939)	—	(939)
Other comprehensive (loss)/income, net of tax:
Unrealized loss on investments	—	—	—	—	—	—	—	(30)	(30)
Foreign currency translation adjustments	—	—	—	—	—	—	—	20	20

Balance, December 31, 2011	10,067	$10,067	501	$(4,888)	$66,218	$148,605	$717	$(90)	$220,629

Net income attributable to Michael Baker Corporation	—	—	—	—	—	2,833		—	2,833
Stock options exercised	4	4	—	—	57	—	—	—	61
Options granted	—	—	—	—	199	—	—	—	199
Tax benefit deficiency of stock compensation	—	—	—	—	(340)	—	—	—	(340)
Restricted stock issued	55	55	—	—	(55)	—	—	—	—
Amortization of restricted stock	—	—	—	—	2,344	—	—	—	2,344
Employee Stock Purchase Plan	46	46	—	—	1,091	—	—	—	1,137
Treasury stock purchases	—	—	12	(285)	—	—	—	—	(285)
Cash dividends ($0.14 per share)	—	—	—	—	—	(1,351)	—	—	(1,351)
Noncontrolling interests
Income	—	—	—	—	—	—	822	—	822
Profit distribution	—	—	—	—	—	—	(987)	—	(987)
Other comprehensive income, net of tax:
Unrealized gain on investments	—	—	—	—	—	—	—	47	47
Foreign currency translation adjustments	—	—	—	—	—	—	—	43	43

Balance, December 31, 2012	10,172	$10,172	513	$(5,173)	$69,514	$150,087	$552	$—	$225,152

The accompanying notes are an integral part of the consolidated financial statements.

MICHAEL BAKER CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Michael Baker Corporation (the “Company”) was founded in 1940 and organized as a Pennsylvania corporation in 1946. Currently, through its operating subsidiaries, the Company provides engineering expertise for public and private sector clients worldwide. The Company’s Transportation and Federal business segments provide a variety of services to the Company’s markets. The Transportation segment provides services for Surface Transportation, Aviation and Rail & Transit markets and the Federal segment provides services for Defense, Environmental, Architecture, Geospatial Information Technology, Homeland Security, Municipal & Civil, Oil & Gas, Telecom & Utilities, Water and Urban Development markets. Among the services the Company provides to clients in these markets are program management, design-build (for which the Company provides only the design portion of services), construction management, consulting, planning, surveying, mapping, geographic information systems, architectural and interior design, construction inspection, constructability reviews, site assessment and restoration, strategic regulatory analysis and regulatory compliance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, jointly-owned subsidiaries over which it exercises control and variable interest entities for which it has been determined to be the primary beneficiary. Noncontrolling interest amounts relating to the Company’s less-than-wholly-owned consolidated subsidiaries are included within the “Income attributable to noncontrolling interests” caption in its Consolidated Statements of Comprehensive Income and within the “Noncontrolling interests” caption in its Consolidated Balance Sheets. Investments in unconsolidated affiliates, including joint ventures, over which the Company exercises significant influence, are accounted for under the equity method. The Company may render services to certain of its joint ventures. The Company records revenue in the period in which such services are provided. Investments in unconsolidated affiliates in which the Company owns less than 20% are accounted for under the cost method. All intercompany balances and transactions have been eliminated in consolidation.

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

In certain circumstances, the Company may agree to provide new or additional services to a client without a fully executed contract or change order. In these instances, although the costs of providing these services are expensed as incurred, the recognition of related contract revenues is delayed until the contracts and/or change orders have been fully executed by the clients, other suitable written project approvals are received from the clients, or until management determines that revenue recognition is appropriate based on the probability of client acceptance. The probability of client acceptance is assessed based on such factors as the Company’s historical relationship with the client, the nature and scope of the services to be provided, and management’s ability to accurately estimate the realizable value of the services to be provided. Under this policy, the Company had not recognized potential future revenues estimated at $8.0 million and $4.3 million as of December 31, 2012 and 2011, respectively, for which the related costs had already been expensed as of these dates.

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S.”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and also affect the amounts of revenues and expenses reported for each period. Actual results could differ from those which result from using such estimates. The use of estimates is an integral part of determining cost estimates to complete under the percentage-of-completion method of accounting for contracts. Management also utilizes various other estimates, including but not limited to recording profit incentives and/or award fee revenues under its contracts, assessing intangible asset values, assessment of its exposure to insurance claims that fall within policy deductibles, determination of its liabilities for incurred-but-not-reported insurance claims, incentive compensation and income tax expense, and to assess its litigation, other legal claims and contingencies. The results of any changes in accounting estimates are reflected in the consolidated financial statements of the period in which the changes become evident.

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

The Company recognizes current tax assets and liabilities for estimated taxes refundable or payable on tax returns for the current year. The Company also recognizes deferred tax assets or liabilities for the estimated future tax effects attributable to temporary differences, net operating losses and various other credits and carryforwards. The Company’s current and deferred tax assets and liabilities are measured based on provisions in enacted tax laws in each jurisdiction where it operates. The Company does not consider the effects of future changes in tax laws or rates in the current period. The Company analyzes its deferred tax assets and places a valuation allowance on those assets if it does not expect the realization of these assets to be more likely than not.

Tax benefits related to uncertain tax positions taken or expected to be taken on a tax return are recorded when such benefits meet a more likely than not threshold. Otherwise, these tax benefits are recorded when a tax position has been effectively settled, which means that the statute of limitations has expired or the appropriate taxing authority has completed their examination even though the statute of limitations remains open. Penalties, if any, estimated for underpaid income taxes are included in selling, general and administrative expenses in the Company’s Consolidated Statements of Comprehensive Income. Interest associated with underpaid income taxes and related adjustments are included in the “Interest expense” caption in the Company’s Consolidated Statements of Comprehensive Income.

Discontinued Operations

On September 30, 2009, the Company divested substantially all of its subsidiaries that pertained to its former Energy segment (the “Energy sale”). Additionally, the Company sold its interest in B.E.S. Energy Resources Company, Ltd. (“B.E.S.”), an Energy company, on December 18, 2009 to J.S. Technical Services Co., Ltd., which is owned by the Company’s former minority partner in B.E.S. As a result of the dispositions, the results of the Company’s former Energy segment (“Baker Energy”) have been reclassified as discontinued operations for all periods presented in the Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows. Corporate overhead costs were not allocated to the Energy business for the discontinued operations presentation. The income/(loss) from discontinued operations related to adjustments of foreign tax accruals due to statute of limitation expirations and adjustments resulting from changes in the underlying estimates of the ultimate cost for insurance claims related to the period during which the Company owned the business related to Baker Energy.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand or deposit or other similar highly liquid investments with remaining maturities of three months or less at the time of purchase. As of December 31, 2012 and 2011, the majority of the Company’s funds were held in major financial institutions with a portion of those amounts held in money market funds comprised primarily of short-term, high-quality fixed-income securities.

Available-for-Sale Securities

Available-for-sale securities are primarily comprised of highly rated Corporate, U.S. Treasury, and U.S. federally-sponsored Agency Bonds. The Company held $12.3 million available-for-sale securities as of December 31, 2011. The available-for-sale securities were recorded at fair value, which approximated the amortized cost as of December 31, 2011. Interest related to available-for-sale securities is included in “Interest income” in the Company’s Consolidated Statements of Comprehensive Income. Realized gains and losses on investments are a component of the “Other, net” balance in the Consolidated Statements of Comprehensive Income. Net unrealized gains/(losses) on investments are a component of the “Other comprehensive income/(loss)” balance in the Consolidated Statements of Comprehensive Income.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables and related unbilled revenues. The Company’s cash and cash equivalents are deposited in various high-credit-quality financial institutions. The majority of such deposits are not covered by or are in excess of the Federal Deposit Insurance Corporation limits.

Accounts Receivable and Unbilled Revenues/Billings in Excess of Revenues on Contracts in Progress

A portion of the trade receivable balances totaling $7.6 million and $6.0 million as of December 31, 2012 and 2011, respectively, relates to retainage provisions under long-term contracts which will be due upon completion of the contracts. Based on management’s estimates, $6.1 million and $4.2 million of these retention balances as of December 31, 2012 and 2011, respectively, were expected to be collected within one year of the balance sheet dates, and were therefore included in the “Receivables, net” balances. The remaining retention balances are reflected as “Other long-term assets” in the Company’s Consolidated Balance Sheets.

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

Property, Plant and Equipment

All additions, including improvements to existing facilities, are recorded at cost. Maintenance and repairs are charged to expense as incurred. Depreciation on property, plant and equipment is principally recorded using the straight-line method over the estimated useful lives of the assets. The estimated useful lives typically are 30 years on buildings, 3 to 10 years on furniture, fixtures and office equipment and 3 years on field equipment, vehicles and computer hardware and software. Assets held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. Upon the disposal of property, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items, and any resulting gain or loss is reflected in the Company’s Consolidated Statements of Comprehensive Income in the year of disposition.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. During the software application development stage, capitalized costs primarily include the cost of the software and external consulting costs. Similar costs related to software upgrades and enhancements are capitalized if they result in added functionality which enables the software to perform tasks it was previously incapable of performing. These capitalized software costs are included in “Property, Plant and Equipment, net” in the Company’s Consolidated Balance Sheets. Software maintenance, data conversion and training costs are expensed in the period in which they are incurred.

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

Leases

The Company enters into office lease agreements that typically contain tenant improvement allowances and rent holidays. In instances where one or more of these items are included in a lease agreement, the Company records allowances as a deferred rent liability in its Consolidated Balance Sheets. These amounts are amortized on a straight-line basis over the term of the lease as a reduction to rent expense. Lease agreements sometimes contain rent escalation clauses, which are recognized on a straight-line basis over the life of the lease. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvements on a straight-line basis over the shorter of the useful life or original lease term, exclusive of the renewal period, unless the renewal period is reasonably assured. When a renewal occurs, the Company records rent expense over the new term. The Company expenses any rent costs incurred during the period of time it performs construction activities on newly leased property.

The Company enters into lease agreements for computer hardware and software, office equipment and vehicles. Before entering into a lease, an analysis is performed to determine whether a lease should be classified as a capital or an operating lease.

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

Accounting for Stock-Based Compensation

The Company grants stock options to non-employee directors, issues restricted stock to both non-employee directors and employees, and issued stock appreciation rights (“SARs”) to the former Chief Executive Officer at the fair market value of the Company’s stock on the date of the grant. Proceeds from the exercise of common stock options are credited to shareholders’ investment at the date the options are exercised.

All stock-based compensation is measured at the grant-date fair value of the award and is recognized as an expense in the Company’s Consolidated Statements of Comprehensive Income. These costs are recognized as a component of the Company’s selling, general and administrative (“SG&A”) expenses, as these costs relate to stock-based compensation primarily issued to non-employee directors and executive management of the Company.

Reclassifications

Certain reclassifications have been made to prior years’ Consolidated Financial Statements in order to conform to the current year presentation.

Recent accounting pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued changes to Accounting Standards Codification (“ASC”) Topic 350, Intangibles — Goodwill and Others, to simplify how entities, both public and non public, test goodwill for impairment. The change provides an entity with an option to first assess qualitative factors to determine whether it is more likely or not that the fair value of a reporting unit is less than the carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted this standard on January 1, 2012, and it did not have a material impact on its consolidated financial statements.

In June 2011, the FASB issued changes to ASC Topic 220, Presentation of Comprehensive Income, to require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. The change eliminates the option to present components of other comprehensive income as part of the statement of shareholders’ investment. The items that must be reported in other comprehensive income and when an item of other comprehensive income must be reclassified to net income were not changed. The amended guidance must be applied retroactively, and is effective for interim and annual periods beginning after December 15, 2011, with earlier adoption permitted. The Company adopted this standard on January 1, 2012, and it had no impact on its consolidated financial statements, as the Company already presented one of the options that is acceptable under ASC Topic 220.

In May 2011, the FASB issued changes to ASC Topic 820, Fair Value Measurement to conform existing guidance regarding fair value measurement and disclosure between accounting principles generally accepted in the U.S. and International Financial Reporting Standards. These changes clarify the application of existing fair value measurements and disclosures, and change certain principles or requirements for fair value measurements and disclosures. The adoption of changes to ASC Topic 820 is effective for interim and annual periods beginning after December 15, 2011. The Company adopted this standard on January 1, 2012, and it did not have a material impact on its consolidated financial statements.

3.	BUSINESS COMBINATIONS

RBF Consulting

On October 3, 2011, the Company entered into a Stock Purchase Agreement to acquire 100% of the outstanding shares of RBF Consulting (“RBF”) for $49.3 million, and subsequently paid a net working capital adjustment totaling $5.0 million. In addition, immediately prior to closing the Company received $1.2 million from RBF to fund professional liability tail insurance premiums and for bonus payments that were due in December 2011 that the Company disbursed on RBF’s behalf. The Company paid a net amount of approximately $49.5 million from existing cash and cash equivalents, and issued 203,218 shares of the Company’s common stock. The fair market value of the stock on the Acquisition date approximated $3.6 million based on the closing price of $17.65 per share on October 3, 2011. Of the total purchase price, the entire $3.6 million balance of the Michael Baker Corporation common shares and $1.7 million in cash was placed in escrow at closing in order to secure potential indemnification obligations of former owners of RBF to the Company for a period of 36 months subsequent to the closing. Approximately $0.9 million of transaction costs related to this acquisition are included in the results of operations as SG&A expenses for the year ended December 31, 2011.

Founded in 1944, RBF is an engineering, planning, surveying and environmental firm based in Irvine, California with revenues of approximately $103.0 million for the year ended December 31, 2010. The RBF acquisition added offices located in California, Nevada and Arizona. RBF provides comprehensive planning, design and construction management and inspection services for its clients including public and governmental agencies, the development community, private enterprise and non-profit agencies. The acquisition was consummated because it contributes to the Company’s long-term strategic plan by enabling the Company to expand geographically into the western United States and, through RBF’s water resource experience and expertise, provides a platform for the Company to build a national water and wastewater practice.

Goodwill primarily represented the value paid for RBF’s assembled workforce, the enhancement of the company’s service offerings and geographic expansion into the western United States markets. Goodwill has been allocated to the Federal and Transportation segments based upon the derivation of revenues from RBF’s services and whether those services align with the service offerings of those segments. This analysis resulted in an allocation of approximately 75% and 25% of the acquired goodwill to the Federal and Transportation segments, respectively.

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

The following table summarizes the final estimates of fair values and weighted average amortizable lives of the identifiable intangible assets acquired with RBF on October 3, 2011:

(In thousands)	Fair Value	Weighted Average Amortizable Life
Project backlog	$5,820	1.1
Project pipeline and customer relationships	8,130	3.4
Non-compete agreements	1,067	1.3
Trademark / trade name	650	1.4

Total intangible assets	$15,667	2.3

Project backlog, project pipeline and customer relationships represent the underlying relationships and agreements with RBF’s existing customers. Non-compete agreements represent the amount of lost business that could occur if the sellers, in the absence of non-compete agreements, were to compete with the Company. The trade name represents the value of the “RBF” brand. These intangible assets will be amortized on a basis approximating the economic value derived from those assets. Based upon the structure of the transaction, the Company has concluded that any intangible assets or goodwill that resulted from this transaction will not be deductible for tax purposes.

The results of operations for RBF are included in the Company’s Consolidated Statements of Comprehensive Income for the year ended December 31, 2012 and the period October 1, 2011 through December 31, 2011, with RBF contributing revenues of $96.1 million and $25.3 million, respectively, and a net loss of $4.1 million and $0.4 million, respectively (including $5.9 million and $1.2 million, respectively, in acquisition related amortization of intangible assets).

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

The LPA Group Incorporated

On May 3, 2010, the Company entered into a stock purchase agreement to acquire 100% of the outstanding shares of The LPA Group Incorporated and substantially all of its subsidiaries and affiliates (“LPA”), for $59.5 million, subject to a net working capital adjustment. The Company paid approximately $51.4 million from existing cash and cash equivalents and issued 226,447 shares of the Company’s common stock. The fair market value of the stock on the acquisition date approximated $8.1 million based on the closing price of $35.60 per share on May 3, 2010. The net working capital adjustment was subsequently settled in June 2010 resulting in approximately $1.1 million in additional funds paid to the former shareholders of LPA. Approximately $1.8 million of costs related to this acquisition are included in the results of operations as SG&A expenses for the year ended December 31, 2010.

LPA is an engineering, architectural and planning firm specializing primarily in the planning and design of airports, highways, bridges and other transportation infrastructure primarily in the southeastern U.S. with revenues of approximately $92.0 million for the year ended December 31, 2009. The majority of its clients are state and local governments as well as construction companies that serve those markets. Founded in 1981, LPA has a national reputation in the transportation consulting industry. The acquisition was consummated because it contributes to the Company’s long-term strategic plan by enabling the Company to expand geographically into the southeastern United States. Additionally, this transaction strengthens the Company’s expertise in aviation, design-build and construction management services in state and local transportation markets.

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

The following table summarizes the final estimates of the fair values and amortizable lives of the identifiable intangible assets acquired in conjunction with the acquisition of LPA on May 3, 2010:

(In thousands)	Fair Value	Weighted Average Amortizable Life
Project backlog	$9,640	1.9
Project pipeline and customer relationships	6,720	3.6
Non-compete agreements	2,500	1.5
Trademark / trade name	400	1.3

Total intangible assets	$19,260	2.4

Project backlog, project pipeline and customer relationships represent the underlying relationships and agreements with LPA’s existing customers. Non-compete agreements represent the amount of lost business that could occur if the sellers, in the absence of non-compete agreements, were to compete with the Company. The trade name represents the value of the “LPA” brand. The identifiable intangible assets will be amortized on a basis approximating the economic value derived from those assets. Based upon the structure of the transaction, the Company has concluded that any intangible assets or goodwill that resulted from this transaction will not be deductible for tax purposes.

The results of operations for LPA from May 3, 2010 to December 31, 2010 are included in the Company’s Consolidated Statement of Comprehensive Income for the year ended December 31, 2010, with LPA contributing revenues of $58.5 million and a net loss of $0.3 million (including $4.7 million in acquisition related amortization of intangible assets).

The unaudited pro-forma financial information summarized in the following table gives effect to the LPA acquisition and assumes that it occurred on January 1st of the period presented:

For the year ended December 31,
(In thousands, except per share data)	2010
Continuing operations (Unaudited)
Revenues	$535,202
Net Income	16,569
Diluted earnings per share	$1.79

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

The Transportation segment provides services for Surface Transportation, Aviation, and Rail & Transit markets, and the Federal segment provides services for Defense, Environmental, Architecture, Geospatial Information Technology, Homeland Security, Municipal & Civil, Oil & Gas, Telecom & Utilities, Water and Urban Development markets. LPA’s results are reflected in the Company’s Transportation segment. RBF’s results are bifurcated between the Company’s Transportation and Federal segments. Effective January 1, 2012, certain services that were previously managed by the Company’s Transportation segment have been transferred to the Federal segment. Reclassifications have been made to the prior-year business segment results to reflect the current year presentation.

The Company evaluates the performance of its segments primarily based on operating income. The majority of SG&A overhead expenses are allocated between the Transportation and Federal segments based on that segment’s percentage of total direct labor. A portion of Corporate income and expense is not allocated to the segments.

The following tables reflect disclosures for the Company’s business segments:

	For the year ended December 31,
(In millions)	2012	2011	2010
Revenues
Transportation	$313.2	$300.8	$264.4
Federal	280.2	237.6	235.0

Total revenues	593.4	538.4	499.4

Gross profit
Transportation	50.4	50.6	51.2
Federal	43.5	53.3	49.5
Corporate	(1.9)	(1.6)	(1.6)

Total gross profit	92.0	102.3	99.1

Less: SG&A
Transportation	(49.4)	(46.8)	(42.8)
Federal	(38.6)	(31.3)	(33.9)
Corporate	(0.1)	—	(0.1)

Total SG&A	(88.1)	(78.1)	(76.8)

Total operating income
Transportation	1.0	3.8	8.4
Federal	4.9	22.0	15.6
Corporate	(2.0)	(1.6)	(1.7)

Total operating income	$3.9	$24.2	$22.3

	For the year ended December 31,
(In millions)	2012	2011	2010
Depreciation and amortization expense
Transportation	$8.1	$9.9	$6.5
Federal	8.3	3.5	1.8
Corporate	0.8	0.8	1.2

Total	$17.2	$14.2	$9.5

Capital expenditures on an accrual basis
Transportation	$1.2	$1.0	$2.4
Federal	1.9	2.1	2.6
Corporate	0.6	0.1	1.3

Total	$3.7	$3.2	$6.3

Income/(loss) from unconsolidated subsidiaries
Transportation	$2.6	$0.8	$1.4
Federal	—	(0.1)	1.2

Total	$2.6	$0.7	$2.6

	As of December 31,
(In millions)	2012	2011	2010
Segment assets
Transportation	$172.9	$182.2	$165.0
Federal	111.2	134.0	54.4
Corporate	89.3	63.7	101.7

Total	$373.4	$379.9	$321.1

The Company has determined that its equity investment in unconsolidated subsidiaries, interest expense, interest income and intersegment revenues, by segment, are immaterial for further disclosure in these consolidated financial statements. The Company’s enterprise-wide disclosures are as follows:

	For the year ended December 31,
(In millions)	2012	2011	2010
Revenues by geographic origin
Domestic	$580.5	$513.8	$472.1
Foreign(1)	12.9	24.6	27.3

Total	$593.4	$538.4	$499.4

(1)	The Company defines foreign contract revenue as work performed outside the U.S. irrespective of the client’s U.S. or non-U.S. ownership.

Revenues by principal markets
United States government	26%	31%	37%
Various state governmental and quasi-government agencies	58%	53%	48%
Commercial, industrial and private clients	16%	16%	15%

One of the Company’s clients, the Federal Emergency Management Agency (“FEMA”), accounted for approximately 7%, 9%, and 11% of the Company’s revenues in 2012, 2011 and 2010, respectively. Revenues from FEMA are reflected in the Company’s Federal segment’s results. The Company’s long-lived assets are held in the U.S.

5.	EQUITY INCOME FROM UNCONSOLIDATED SUBSIDIARIES

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

The majority of the Company’s unconsolidated joint ventures have no employees and minimal operating expenses. For these joint ventures, the Company’s own employees render services that are billed to the joint venture, which are then billed to a third-party customer by the joint venture. These joint ventures function as pass-through entities to bill the third-party customer. The Company includes its share of revenues related to the services performed for these joint ventures and its costs associated with these services in its results of operations. The Company also has unconsolidated joint ventures that have their own employees and operating expenses and to which the Company generally makes a capital contribution. The Company accounts for its investments in unconsolidated joint ventures using the equity method. The Company includes equity income from unconsolidated joint ventures as a component of non-operating income in its Consolidated Statements of Comprehensive Income as this equity income is derived from entities taxed as partnerships.

Equity income from unconsolidated subsidiaries primarily reflects the Company’s ownership of 33.33% of Louisiana TIMED Managers (“LTM”), a joint venture formed in September 2002 between G.E.C. Inc., Parsons Brinckerhoff Quade & Douglas, Inc. and The LPA Group Incorporated, a subsidiary of the Company, to manage a Louisiana Department of Transportation and Development transportation construction contract and the Company’s ownership of 33.33% of the members’ equity of Stanley Baker Hill, LLC (“SBH”), a joint venture formed in February 2004 between Stanley Consultants, Inc., Hill International, Inc., and Michael Baker, Jr. Inc., a subsidiary of the Company. Equity income from LTM was $2.6 million, $0.8 million and $1.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. There was only minimal dissolution activity for SBH for the years ended December 31, 2012 and 2011, while equity income from SBH for the year ended December 31, 2010 was $1.2 million.

The following tables present summarized financial information for the Company’s unconsolidated subsidiary, LTM:

	For the year ended December 31,
(In millions)	2012	2011	2010
Contract revenue earned	$14.2	$12.6	$14.8
Gross profit	7.7	2.3	4.2
Net Income	8.0	2.3	4.2

	As of December 31,
(In millions)	2012	2011
Total assets	$5.9	$9.8
Total liabilities	5.3	9.8

As of December 31, 2012 and 2011, the Company reported no receivables or unbilled revenues on contracts in progress from LTM for work performed by the Company as a subcontractor to LTM. Revenue from LTM pursuant to such subcontract agreement was $0.5 million, $1.6 million and $2.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

6.	INCOME TAXES

The following table presents the components of the Company’s provision for income taxes:

	For the year ended December 31,
(In thousands)	2012	2011	2010
Provision/(benefit) for income taxes:
Continuing operations	$3,809	$7,142	$9,246
Discontinued operations	(211)	54	(178)

Provision for income taxes	$3,598	$7,196	$9,068

The components of income before income taxes from continuing operations are as follows:

	For the year ended December 31,
(In thousands)	2012	2011	2010
Domestic	$5,911	$24,188	$24,085
Foreign	8	(222)	(161)

Total	$5,919	$23,966	$23,924

The income tax provision for continuing operations consists of the following:

	For the year ended December 31,
(In thousands)	2012	2011	2010
Current income tax provision:
U.S. federal*	$5,426	$9,282	$7,441
Foreign	8	246	42
State	1,402	1,587	1,619

Total current income tax provision	6,836	11,115	9,102

	For the year ended December 31,
(In thousands)	2012	2011	2010
Deferred income tax (benefit)/provision:
U.S. federal*	(3,863)	(3,667)	348
State	836	(306)	(204)

Total deferred income tax (benefit)/provision	(3,027)	(3,973)	144

Total income tax provision	$3,809	$7,142	$9,246

*	Includes U.S. taxes related to foreign income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31,
(In thousands)	2012	2011	2010
Unrecognized tax benefits:
Beginning of the year	$2,570	$2,599	$3,034
Additions based on tax positions related to the current year	264	239	242
Additions for tax positions of acquired entities	—	253	—
Additions for tax positions of prior years	—	—	317
Reductions for tax positions of prior years	(14)	—	(466)
Settlements with taxing authorities	—	(161)	(20)
Lapses of statutes of limitations	(493)	(360)	(508)

End of the year	$2,327	$2,570	$2,599

As of December 31, 2012 and 2011, the Company’s reserve for uncertain tax positions totaled approximately $2.3 million and $2.6 million, respectively, of which the amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate by $2.1 million and $1.9 million, respectively. The Company recognizes interest and penalties related to uncertain income tax positions in interest expense and selling, general, and administrative expenses, respectively, in its Consolidated Statements of Comprehensive Income. During 2012, 2011 and 2010, the Company recognized immaterial amounts of interest and penalty adjustments relating to uncertain tax positions. The Company had approximately $0.4 million, $0.5 million, and $0.7 million accrued for potential payment of interest and penalties as of December 31, 2012, 2011 and 2010, respectively. The Company expects the reserve for unrecognized tax benefits to decrease by approximately $1.2 million in the next twelve months due to statute expirations and settlements.

The following is a reconciliation of income taxes computed at the federal statutory rate to income tax expense recorded for continuing operations:

	For the year ended December 31,
(In thousands)	2012	2011	2010
Computed income taxes at U.S. federal statutory rate	$2,378	$8,716	$8,642
Income passed through to non-controlling interest holders(1)	(288)	(327)	(269)
Foreign tax credits	(8)	(1,230)	(500)
State income taxes, net of federal income tax benefit	263	933	807
Tax expense on foreign income	—	317	99
Permanent differences	270	358	590
Change in reserves	1,312	(1,438)	168
Other	(118)	(187)	(291)

Total income tax provision	$3,809	$7,142	$9,246

(1)	Includes income that is not taxable to the Company. Such income is directly taxable to the Company’s non-controlling interest partners.

The components of the Company’s deferred income tax assets and liabilities are as:

	As of December 31,
(In thousands)	2012	2011
Deferred income tax assets:
Accruals not currently deductible for tax purposes	$15,474	$15,753
Billings in excess of revenues	8,289	9,482
Tax loss carryforwards	11,424	10,328
Fixed and intangible assets	247	222
All other items	552	645

Gross deferred tax assets	35,986	36,430

Valuation allowance for deferred tax assets	(11,455)	(9,872)

Net deferred tax assets	24,531	26,558

Deferred income tax liabilities:
Unbilled revenues	(30,023)	(29,737)
Change in method of accounting	(5,123)	(7,714)
Fixed and intangible assets	(10,091)	(14,109)
Retention	(3,006)	(2,380)
All other items	(2,239)	(1,600)

Gross deferred tax liabilities	(50,482)	(55,540)

Net deferred tax liabilities	$(25,951)	$(28,982)

There are net current deferred tax assets totaling approximately $0.1 million in the Company’s Consolidated Balance Sheets as of December 31, 2012 and 2011.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that the Company will ultimately realize the benefits of these deductible differences as of December 31, 2012. The Company has provided valuation allowances against gross deferred tax assets related primarily to capital loss carryforwards and certain state net operating loss carryforwards as it has concluded that it is not more likely than not that this benefit will be realized. The amount of the deferred tax assets considered realizable could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

The Company has gross state net operating loss (“NOL”) carryforwards totaling $37.4 million resulting in net state tax effected NOL’s of $3.3 million, which expire from 2013 to 2032. Net state tax effected valuation allowances totaling $2.3 million have been established for these deferred tax assets.

The Company has deferred tax assets related to capital loss carryforwards that expire between 2014 and 2017. The Company has gross capital loss carryforwards totaling $25.0 million and $24.1 million as of December 31, 2012 and 2011, respectively. Net valuation allowances totaling, $10.0 million and $9.9 million as of December 31, 2012 and 2011, respectively, have been established against those gross capital loss carryforwards.

The Company is subject to federal and state income tax audits for the periods 2009 through 2012. The Internal Revenue Service has completed an audit of the Company’s 2009 consolidated income tax return, which was finalized during the first quarter of 2013 resulting in a cash payment totaling approximately $0.5 million. The Company is also subject to audits in various foreign jurisdictions for tax years ranging from 2007 to the present. Management believes that adequate provisions have been made for income taxes as of December 31, 2012.

7.	FAIR VALUE MEASUREMENTS

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

The Company held Level 1 cash equivalents as investments in money market funds totaling $1.0 million, as of both December 31, 2012 and 2011, and Level 1 available-for-sale securities in highly-rated Corporate, U.S. Treasury and U.S federally-sponsored agency bonds totaling $12.3 million in accounts held by major financial institutions as of December 31, 2011.

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	As of December 31,
(In thousands)	2012	2011
Land	$486	$486
Buildings and improvements	4,532	4,844
Furniture, fixtures, and office equipment	20,095	18,588
Equipment and vehicles	540	840
Computer hardware	3,156	3,295
Computer software	23,020	22,390
Leasehold improvements	8,848	8,140

Total, at cost	60,677	58,583
Less — Accumulated depreciation	(43,391)	(37,680)

Net property, plant and equipment	$17,286	$20,903

Depreciation and amortization expense from property, plant and equipment was $7.1 million, $5.9 million and $4.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

9.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following, by segment:

(In thousands)
Other intangible assets, net	Transportation	Federal	Total
Balance, January 1, 2011	$14,532	$37	$14,569
Acquisitions	3,917	12,674	16,591
Less: Amortization	(7,206)	(1,047)	(8,253)

Balance, December 31, 2011	11,243	11,664	22,907
Less: Amortization	(5,475)	(4,667)	(10,142)

Balance, December 31, 2012	$5,768	$6,997	$12,765

(In thousands)
Goodwill	Transportation	Federal	Total
Balance, January 1, 2011	$52,731	$710	$53,441
Acquisitions	6,603	21,554	28,157

Balance, December 31, 2011	59,334	22,264	81,598

Balance, December 31, 2012	$59,334	$22,264	$81,598

The Company’s goodwill balance is not being amortized and goodwill impairment tests are being performed at least annually. The Company performs its annual evaluation of the carrying value of its goodwill during the second quarter. The Company’s financial results are heavily impacted by appropriations of public funds for infrastructure and other government-funded projects. The current budgetary challenges at the U.S. Federal and state levels have impacted project award activity by the Company’s clients, which has, in turn, impacted the Company’s performance in 2012. The Company anticipates that this trend will continue into 2013, and, as such, anticipates a further deterioration in its revenues in 2013. Accordingly, the Company determined that these factors were an indicator that it was necessary to evaluate goodwill as of December 31, 2012. No goodwill impairment charge was required in connection with these evaluations in 2012 and 2011.

The following table summarizes the Company’s other intangible assets balance as of December 31, 2012 and 2011:

(In thousands)	Acquisition Date Fair Value	Accumulated Amortization	Carrying Value
December 31, 2012
Project backlog	$16,459	$(15,764)	$695
Customer contracts and related relationships	15,460	(4,030)	11,430
Non-compete agreements	3,671	(3,233)	438
Trademark/trade name	1,110	(908)	202

Total	$36,700	$(23,935)	$12,765

(In thousands)	Acquisition Date Fair Value	Accumulated Amortization	Carrying Value
December 31, 2011
Project backlog	$16,459	$(8,657)	$7,802
Customer contracts and related relationships	15,460	(2,260)	13,200
Non-compete agreements	3,671	(2,427)	1,244
Trademark/trade name	1,110	(449)	661

Total	$36,700	$(13,793)	$22,907

These identifiable intangible assets with finite lives are being amortized on a basis approximating the economic value derived from these assets and will be fully amortized as disclosed in the following amortization table. Amortization expense recorded on the other intangible assets balance was $10.1 million, $8.3 million and $4.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Estimated future amortization expense for other intangible assets as of December 31, 2012 is as follows:

(In thousands)
Fiscal year 2013	$6,135
Fiscal year 2014	3,936
Fiscal year 2015	1,244
Fiscal year 2016	701
Fiscal year 2017 and beyond	749

Total	$12,765

10.	COMMITMENTS & CONTINGENCIES

Commitments

The Company has certain guarantees and indemnifications outstanding which could result in future payments to third parties. These guarantees generally result from the conduct of the Company’s business in the normal course.

The Company’s outstanding guarantees as of December 31, 2012 were as follows:

(In millions)	Maximum undiscounted future payments
Standby letters of credit*:
Insurance related	$4.9
Other	0.9
Performance and payment bonds*	13.6

*	These instruments require no associated liability on the Company’s Consolidated Balance Sheet.

The Company’s banks issue standby letters of credit (“LOCs”) on the Company’s behalf under the Unsecured Credit Agreement (the “Credit Agreement”) as discussed more fully in the “Long-Term Debt and Borrowing Agreements” note. As of December 31, 2012, the majority of the balance of the Company’s outstanding LOCs were issued to insurance companies to serve as collateral for the Company’s deductibles. These LOCs may be drawn upon in the event that the Company does not reimburse the insurance companies for the Company’s deductibles. These LOCs renew automatically on an annual basis unless either the LOCs are returned to the bank by the beneficiaries or the banks elect not to renew them.

Bonds are provided on the Company’s behalf by certain insurance carriers. The beneficiaries under these performance and payment bonds may request payment from the Company’s insurance carriers in the event that the Company does not perform under the project or if subcontractors are not paid. The Company does not expect any amounts to be paid under its outstanding bonds as of December 31, 2012. In addition, the Company believes that its bonding lines will be sufficient to meet its bid and performance bonding needs for at least the next year.

The Company indemnified the buyer of Baker Energy for certain legacy costs related to its former Energy segment in excess of amounts accrued as of the transaction date. These costs include but are not limited to insurance and taxes. Reflected in the Consolidated Balance Sheets are both liabilities and assets primarily related to Baker Energy’s workers’ compensation insurance through September 30, 2009. As part of the sale of Baker Energy, the buyer agreed to assume the liabilities associated with this insurance, subject to certain indemnifications, as of September 30, 2009. However, corresponding liabilities representing the reserves associated with this insurance are included in the Consolidated Balance Sheets as this insurance was written to the Company, rather than to a Baker Energy entity. As such, the Company is required to maintain reserves for this insurance in its Consolidated Balance Sheets. As the buyer assumed the liabilities associated with this insurance as of the closing balance sheet, the Company has also recorded a corresponding receivable from the buyer representing the amount of the aggregate insurance liabilities as of September 30, 2009 for the Energy Business, less reimbursements made to the Company through December 31, 2012. As of December 31, 2012 and 2011, there were approximately $2.7 million and $3.3 million, respectively, of Baker Energy insurance liabilities primarily related to workers’ compensation recorded in the Company’s Consolidated Balance Sheets, with a corresponding receivable of approximately $1.7 million and $2.5 million as of December 31, 2012 and 2011, respectively.

Contingencies

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

Defense Contract Audit Agency (“DCAA”) or applicable state agencies.    The Company’s federal and state government contracts are subject to the U.S. Federal Acquisition Regulations (“FAR”). All contracts with federal, state and local public agencies are subject to periodic routine audits, which generally are performed by the DCAA or applicable state or local agencies. These agencies’ audits typically apply to the Company’s overhead rates, cost proposals, incurred government contract costs and internal control systems. During the course of its audits, the auditors may question incurred costs if it believes the Company has accounted for such costs in a manner inconsistent with the requirements of the FAR or the U.S. Cost Accounting Standards, and may recommend that certain costs be disallowed. Historically, the Company has not experienced significant disallowed costs as a result of these audits; however, management cannot provide assurance that future audits will not result in material disallowances of incurred costs. For certain cost-plus type contracts, the Company will invoice based on preliminary overhead rates; such rates are then adjusted to actual overhead rates through the audit process. The Company provides reserves for contracts for which it believes its preliminary overhead rates are in excess of its actual overhead rates. In cases where the actual overhead rates are in excess of its preliminary overhead rates, the

Company does not record any amounts associated with this incremental reimbursable amount until realized, as these types of contracts frequently have clauses that cast some doubt upon ultimate realization, such as funding limitations.

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

The Company establishes reserves for insurance-related claims that are known and have been asserted against the Company, as well as for insurance-related claims that are believed to have been incurred but have not yet been reported to the Company’s claims administrators as of the respective balance sheet dates. The Company includes any adjustments to such insurance reserves in its consolidated results of operations.

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

Reliance Liquidation.    The Company’s professional liability insurance coverage had been placed on a claims-made basis with Reliance Insurance Group (“Reliance”) for the period July 1, 1994 through June 30, 1999. In 2001, the Pennsylvania Insurance Commissioner placed Reliance into liquidation. Due to the subsequent liquidation of Reliance, the Company is currently uncertain what amounts paid by the Company to settle certain claims totaling in excess of $2.5 million will be recoverable under the insurance policy with Reliance. During the first quarter of 2012, the Company received a $1.1 million distribution from Reliance related to these claims, which is included in “Cost of work performed” in the Consolidated Statements of Comprehensive Income. This distribution was not the final settlement and the Company may recover additional amounts in future periods. The Company continues to pursue a claim in the Reliance liquidation and believes that some additional recovery will result from the liquidation, but the amount of such recovery cannot currently be estimated. The Company had no related receivables recorded from Reliance as of both December 31, 2012 and 2011.

Credit Risk.    As of December 31, 2012, the Company had certain accounts receivable in the accompanying Consolidated Balance Sheet of approximately $1.6 million that were related to a contract with a developer for an international project. Due to the age and amount of receivables outstanding, the Company has been in active discussions with the developer and the governmental entities that the developer is working on behalf of related to the delays in funding. Although the Company intends to continue to have active discussions with the developer and the developer’s client and aggressively pursue collection of this balance, the Company has determined that based on the ongoing delay in payment, an allowance for bad debt is warranted and as such has recorded a specific reserve as of December 31, 2012 for the entire receivable balance of $1.6 million.

11.	LEASES

The Company’s non-cancelable leases relate to office space, computer hardware and software, office equipment and vehicles with lease terms ranging from 1 to 12 years. Rent expense under non-cancelable operating leases was $26.0 million, $21.9 million, and $18.7 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Future annual minimum lease payments under non-cancelable operating leases as of December 31, 2012 were as follows:

(In thousands)	Operating lease obligations
For the year ending December 31,
2013	$23,134
2014	20,075
2015	15,833
2016	13,299
2017	8,632
Thereafter	22,306

Total	$103,279

12.	LONG-TERM DEBT AND BORROWING AGREEMENTS

The Company’s Credit Agreement with a consortium of financial institutions provides for a revolving credit facility with an aggregate commitment of $50.0 million and a $50.0 million accordion option through September 30, 2015. The Credit Agreement includes a $5.0 million swing line facility and $20.0 million sub-facility for the issuance of LOCs. As of December 31, 2012 and 2011, there were no borrowings outstanding under the Company’s Credit Agreement and outstanding LOCs were $5.8 million and $8.4 million, respectively.

Under the Credit Agreement, the Company pays bank commitment fees on the unused portion of the commitment, ranging from 0.20% to 0.35% per year based on the Company’s leverage ratio. There were no borrowings during both the years ended December 31, 2012 and 2011.

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

13.	EARNINGS PER COMMON SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	For the year ended December 31,
(In thousands)	2012	2011	2010
Net income from continuing operations before noncontrolling interests	$2,932	$17,758	$15,446
Less: Net income attributable to noncontrolling interests	822	934	768

Net income from continuing operations attributable to Michael Baker Corporation	2,110	16,824	14,678
Net income/(loss) from discontinued operations, net of tax	723	480	(2,512)

Net income attributable to Michael Baker Corporation	$2,833	$17,304	$12,166
Basic:
Weighted average shares outstanding	9,407	9,300	8,929
Earnings/(loss) per share:
Continuing operations	$0.22	$1.81	$1.64
Discontinued operations	0.08	0.05	(0.28)

Total	$0.30	$1.86	$1.36
Diluted:
Effect of dilutive securities -
Contingently issuable shares and stock options	218	68	224
Weighted average shares outstanding	9,625	9,368	9,153
Earnings/(loss) per share:
Continuing operations	$0.22	$1.80	$1.60
Discontinued operations	0.07	0.05	(0.27)

Total	$0.29	$1.85	$1.33

Company stock options totaling 72,000 for both years ended December 31, 2012 and 2011 and 48,000 for the year ended December 31, 2010 were excluded from the computations of diluted shares outstanding because the option exercise prices were more than the average market price of the Company’s common shares.

14.	CAPITAL STOCK

In November 2012, the Board of Directors authorized a total repurchase of up to $10.0 million of the Company’s Common Stock in the open market; under this authorization no shares have been repurchased to date. Under the Credit Agreement, the Company’s share repurchases cannot exceed $10.0 million during any rolling twelve-month period. As part of previous stock repurchase programs, 538,009 treasury shares had been repurchased and 24,782 shares have been reissued from Treasury, as of December 31, 2012.

The Articles of Incorporation authorize the issuance of 6,000,000 shares of Series B Common Stock, par value $1 per share, which would entitle the holders thereof to ten votes per share on all matters submitted for shareholder votes. As of December 31, 2012 and 2011, there were no shares of such Series B Stock outstanding. The Company has no plans of issuing any Series B Common Stock in the near future. The Articles of Incorporation also authorize the issuance of 300,000 shares of Cumulative Preferred Stock, par value $1 per share. As of December 31, 2012 and 2011, there were no shares of such Preferred Stock outstanding.

During the fourth quarter of 2012, the Board of Directors approved the initiation of a regular quarterly dividend program. The Board declared and paid its first quarterly cash dividend of $0.14 per share in the fourth quarter of 2012, which approximated $1.4 million. In the first quarter of 2013, the Board of Directors authorized an increase of the quarterly dividends to $0.16 per share. The Credit Agreement with the banks places an aggregate limit of $20.0 million on dividend payments for the term of the agreement. While the Company intends to pay regular cash dividends on a quarterly basis for the foreseeable future, the payment of dividends is at the discretion of the Board of Directors and is subject to, among other things, the availability of and needs for the Company’s capital resources, restrictions under the Company’s Credit Agreement and other factors.

15.	DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution retirement program through its 401(k) Plan, in which substantially all employees are eligible to participate. The 401(k) Plan offers participants several investment options, including a variety of mutual funds and Company stock. Contributions to the 401(k) Plan are derived from a 401(k) Salary Redirection Program with a Company matching contribution, and a discretionary contribution as determined by the Board of Directors. Under the 401(k) Salary Redirection Program, the Company matches up to 100% of the first 3% and 50% of the next 3% of eligible salary contributed, thereby providing the opportunity for a Company match of as much as 4.5% of eligible salary contributed. The Company’s matching contributions are invested not less than 25% in its Common Stock (purchased through open market transactions), with the remaining 75% being available to invest in mutual funds or its Common Stock, as directed by the participants. The Company’s required cash contributions under this program amounted to $7.6 million, $5.8 million, and $6.0 million in 2012, 2011, and 2010, respectively.

As of December 31, 2012, the market value of all 401(k) Plan investments was $400.9 million, of which 6% represented the market value of the 401(k) Plan’s investment in the Company’s Common Stock. The Company’s 401(k) Plan held 11% and 10% of the shares and voting power of the Company’s outstanding Common Stock as of December 31, 2012 and 2011, respectively. Each participant who has shares of the Company’s Common Stock allocated to their account will have the authority to direct the Trustee with respect to voting and all non-directed shares will be voted in the same proportion as the directed shares.

The employees of RBF remained in the legacy RBF 401(k) plan until August 31, 2012 and were transitioned to the Company’s 401(k) Plan effective September 1, 2012. As of December 31, 2011, the Company had an accrual related to the RBF 401(k) Plan of $0.4 million, which was funded during 2012.

16.	MULTIEMPLOYER PENSION PLANS

As a result the RBF acquisition on October 3, 2011, the Company has surveyors in Southern California that belong to The International Union of Operating Engineers, Local Union No. 12 (“Local No. 12”) and in Northern California that belong to Operating Engineers Local Union No. 3 (Technical Engineers and General Surveying for Northern California and Northern Nevada) (“Local No. 3”). RBF is also a member of two employer-representative associations, the Southern California Association of Civil Engineers and Land Surveyors and the California & Nevada Civil Engineers and Land Surveyors Association. These associations provide assistance with pay rate and benefits negotiations with respective labor unions. The current labor agreement for Local No. 12 is in effect from October 1, 2010 to October 1, 2013 and for Local No. 3 is in effect from April 1, 2012 to February 28, 2015.

The Company is contributing to two trusteed multiemployer defined benefit pension plans for the union employees under the labor agreements. Contributions are based on the hours worked by employees covered under these agreements and are charged to direct costs of contracts on a current basis. Under the Employee Retirement Income Security Act, a contributor to a multiemployer plan is liable, upon termination or withdrawal from a plan, for its proportionate share of a plan’s unfunded vested liability. As of December 31, 2012 and 2011, the Company’s proportionate share of the estimated unfunded liability for Local No. 12’s multiemployer pension plan was $2.7 million and $2.6 million, respectively, and for Local No. 3’s multiemployer pension plan was $1.1 million and $1.0 million, respectively. The Company’s combined contributions to these multiemployer pension plans for the year ended December 31, 2012 were $0.3 million and for the period from October 1, 2011 through December 31, 2011 were $0.1 million.

17.	DEFERRED COMPENSATION PLAN

The Company has a nonqualified deferred compensation plan that provides benefits payable to non-employee directors at specified future dates, upon retirement, or death. Under the plan, participants may elect to defer their compensation received for their services as directors. This deferred compensation plan is unfunded; therefore, benefits are paid from the general assets of the Company. Participant cash deferrals earn a return based on the Company’s long-term borrowing rate as of the beginning of the plan year. The total of participant deferrals, which is reflected as “Other long-term liabilities” in the Company’s Consolidated Balance Sheets, was approximately $1.1 million and $1.0 million as of December 31, 2012 and 2011, respectively.

18.	STOCK BASED COMPENSATION

As of December 31, 2012, the Company has two active equity incentive plans under which stock awards can be issued. Under the Michael Baker Corporation Long-Term Incentive Plan approved by the Company’s shareholders in 2010 (the “Long-Term Plan”), the Company is authorized to grant stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance share units and other stock-based awards for an aggregate of 500,000 shares of Common Stock to employees through April 8, 2020. Under the Long-Term Plan, outstanding restricted stock awards vest in equal annual increments over three years. Under the amended 1996 Non-employee Directors’ Stock Incentive Plan (the “Directors’ Plan”), the Company is authorized to grant options and restricted shares for an aggregate of 400,000 shares of Common Stock to non-employee board members through February 18, 2014. The options under the Directors’ Plan become fully vested on the date of grant and become exercisable six months after the date of grant. The restrictions on the restricted shares under the Directors’ Plan lapse after two years. Under the Directors’ Plan, the exercise price of each option equals the average market price of the Company’s stock on the date of grant. Under the Long-Term Plan and the Directors’ Plan, the restricted shares awarded are based on the closing price of the Company’s stock on the date of the grant. Vested options remain exercisable for a period of ten years from the grant date under the plans. From the date a restricted share award is effective, the awardee will be a shareholder and have all the rights of a shareholder, including the right to vote such shares. Restricted shares may not be sold or assigned during the restriction period commencing on the date of the award.

As of December 31, 2012 and 2011, the restrictions had not lapsed on 22,500 and 24,000 shares, respectively, of the Company’s restricted stock awarded under the Directors’ Plan. As of December 31, 2012 and 2011, the restrictions had not lapsed on 71,514 and 98,208 shares, respectively, of the Company’s restricted stock awarded under the Long-Term Plan. As of both December 31, 2012 and 2011, all outstanding options were fully vested under the Directors’ Plan. There were 116,000 and 104,000 exercisable options as of December 31, 2012 and 2011, respectively, under the Directors’ Plan. Unearned compensation related to restricted stock awards was approximately $1.3 million and $2.4 million as of December 31, 2012 and 2011, respectively.

The following table summarizes all restricted stock issued:

	Restricted shares	Weighted average issuance price per share
Balance at January 1, 2010	24,000	$38.99

Restricted shares granted	82,907	34.94
Restricted shares vested	(12,000)	37.53

Balance at December 31, 2010	94,907	35.63

Restricted shares granted	72,866	27.18
Restricted shares vested	(45,565)	35.24

Balance at December 31, 2011	122,208	30.74

Restricted shares granted	54,882	22.97
Restricted shares vested	(82,667)	30.67
Restricted shares forfeited	(409)	31.48

Balance at December 31, 2012	94,014	$26.26

Under the Long-Term Plan, participants may elect to withhold shares to satisfy their tax obligations related to vesting shares. Shares withheld are reflected as treasury share purchases in the accompanying Consolidated Balance Sheets and Consolidated Statements of Shareholders’ Investment. The Company purchased 6,359 and 3,648 shares aggregating to $155,000 and $86,000, respectively, related to the elections to withhold shares to satisfy the tax obligations for vested shares for the years ended December 31, 2012 and 2011, respectively.

The following table summarizes all stock options outstanding:

	Shares subject to option	Weighted average exercise price per share	Aggregate intrinsic value	Weighted average contractual life remaining in years
Balance at January 1, 2010	104,463	$22.87	$1,935,885	5.3

Options granted	16,000	37.23
Options exercised	(6,162)	8.16

Balance at December 31, 2010	114,301	25.67	971,014	5.3

Options granted	16,000	25.18
Options exercised	(14,324)	14.06
Options forfeited or expired	(11,977)	13.69

Balance at December 31, 2011	104,000	28.57	126,570	6.2

Options granted	16,000	22.95
Options exercised	(4,000)	15.04

Balance at December 31, 2012	116,000	$28.27	$279,150	6.0

The weighted average fair value using the Black-Scholes option pricing model of options granted during 2012, 2011, and 2010 was $12.42, $13.64 and $19.70, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011, and 2010 was $32,000, $109,000 and $196,000, respectively. As of December 31, 2012, 321,388 shares of the Company’s Common Stock were available for future grants under the Long-Term Plan and 47,000 shares of the Company’s Common Stock were available for future grants under the Directors’ Plan.

The following table summarizes information about stock options outstanding as of December 31, 2012:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Average life(1)	Weighted average exercise price	Number of options	Weighted average exercise price
$8.55 — $12.625	12,000	0.8	$10.59	12,000	$10.59
$20.16 — $22.95	32,000	6.3	21.59	32,000	21.59
$25.18 — $26.86	24,000	7.0	25.74	24,000	25.74
$37.225 — $40.455	48,000	6.5	38.40	48,000	38.40

Total	116,000	6.0	$28.27	116,000	$28.27

(1)	Average life remaining in years.

The fair value of options on the respective grant dates was estimated using a Black-Scholes option pricing model, based on the following assumptions:

	2012	2011	2010
Weighted average risk-free interest rate	1.2%	2.5%	2.3%
Weighted average expected volatility	49.6%	48.5%	48.3%
Expected option life	8.0 years	7.5 years	7.4 years
Expected dividend yield	0.00%	0.00%	0.00%

The average risk-free interest rate is based on the U.S. Treasury yield with a term to maturity that approximates the option’s expected life as of the grant date. Expected volatility is determined using historical volatilities of the underlying market value of the Company’s stock obtained from public data sources. The expected life of the stock options is determined using historical data.

In June 2011, 40,000 SARs issued in connection with the Company’s former Chief Executive Officer’s employment agreement were vested and redeemed for 3,957 shares of the Company’s common stock made available under the Long-Term Plan. The fair value of the SARs was estimated using a Black-Scholes option pricing model.

In April 2010, the Company’s Board of Directors adopted the Michael Baker Corporation Employee Stock Purchase Plan (the “ESPP”). The first day of each quarter is an offering date and the last day of each quarter is a purchase date. The first purchase period began on January 1, 2011. Employees are able to purchase shares of Common Stock under the ESPP at 90% of the fair market value of the Common Stock on the purchase date. The Company issued 45,993 and 54,073 shares under the ESPP during the years ended December 31, 2012 and 2011, respectively. The maximum number of shares of Common Stock which may be issued pursuant to the ESPP is 750,000 shares. As of December 31, 2012, 649,934 shares were available for future purchases under the ESPP.

The Company recognized total stock based compensation expense under the caption “Selling, general and administrative expenses” in the Consolidated Statements of Comprehensive Income related to its restricted stock, options, ESPP and SARs of $2.6 million, $2.3 million and $1.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

19.	RESTRUCTURING AND OTHER CHARGES

Due to the Company’s financial performance during 2012, the Company adopted a performance improvement plan with the objective of reducing its cost structure. For the years ended December 31, 2012 and 2011, the Company recognized restructuring and other charges under the caption “SG&A expenses” in the Consolidated Statements of Comprehensive Income totaling approximately $2.3 million and $2.2 million, respectively, which includes severance payments to over 70 employees in 2012 and severance payments and related benefits provided to over 100 employees in 2011. The 2012 restructuring costs included $0.4 million in severance related costs for its former CEO and $0.5 million in non-cash charges related to the accelerated vesting of his restricted stock. The 2012 restructuring and other charges amount was allocated to the Federal and Transportation reporting segments based on direct labor and totaled $1.1 million and $1.2 million, respectively.

The following represents a reconciliation of the restructuring charges that are accrued under the caption “Other accrued expenses” in the Consolidated Balance Sheet as of December 31, 2012:

(In thousands)
Balance, December 31, 2011	$—

Restructuring costs	2,275
Less: Payments & non-cash charges	(875)

Balance, December 31, 2012	$1,400

20.	RELATED PARTY TRANSACTIONS

Effective April 25, 2001, the Company entered into a consulting agreement with Richard L. Shaw when he retired from his position as Chief Executive Officer. Through subsequent amendments, this agreement has been extended through April 26, 2013. The consulting agreement provides an annual compensation amount for consulting services in addition to the Company covering the costs of health insurance and maintaining life insurance for the executive. The consulting agreement provides for consulting fees of $106,000 per year which are included in the Company’s Consolidated Statements of Comprehensive Income. The consulting agreement also provides for a supplemental retirement benefit of $5,000 per month as well as the continuation of the life and health insurance benefits commencing at the expiration of the consulting term. The total liability for Richard L. Shaw’s post-retirement benefits was $0.8 million and $0.2 million as of December 31, 2012 and 2011, respectively.

21.	SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA

The following table is provided as a supplement to the Company’s indirect-method statement of cash flows:

	For the year ended December 31,
(In thousands)	2012	2011	2010
Common stock issued in the RBF acquisition, 203,218 shares	$—	$3,587	$—
Common stock (reclaimed)/issued in the LPA acquisition, 5,661, 2,022 and 226,447 shares, respectively	(130)	(40)	8,062
Income taxes paid	5,622	22,648	14,328
Income tax refunds	(933)	(1,677)	(87)
Interest paid	26	23	23

22.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the two years ended December 31, 2012 and 2011:

(In thousands, except per share information)	2012 — Three months ended
	April 1	July 1	Sept. 30	Dec. 31(1)
Revenues	$151,659	$155,297	$145,237	$141,204
Gross profit	23,817	25,508	22,774	19,867
Income/(loss) before income taxes and noncontrolling interests	1,736	4,566	1,617	(1,178)
Net income/(loss) attributable to Michael Baker Corporation
Continuing operations	959	2,684	659	(2,192)
Discontinued operations	737	(236)	322	(100)

Total	1,696	2,448	981	(2,292)
Diluted earnings/(loss) per common share
Continuing operations	0.10	0.28	0.07	(0.23)
Discontinued operations	0.08	(0.03)	0.03	(0.01)

Total	$0.18	$0.25	$0.10	$(0.24)

(1)

These results included restructuring charges of $2.3 million, a $1.6 million charge for a specific reserve on a receivable for an international Transportation project and a $0.6 million charge for post-retirement benefits.

	2011 — Three months ended
	Mar. 31	June 30	Sept. 30	Dec. 31
Revenues	$121,033	$130,061	$131,139	$156,191
Gross profit	21,129	27,396	27,117	26,612
Income before income taxes and noncontrolling interests	1,532	8,015	9,673	5,680
Net income/(loss) attributable to Michael Baker Corporation
Continuing operations	748	4,954	7,117	4,005
Discontinued operations	84	(100)	116	380

Total	832	4,854	7,233	4,385
Diluted earnings/(loss) per common share
Continuing operations	0.08	0.53	0.76	0.43
Discontinued operations	0.01	(0.01)	0.01	0.04

Total	$0.09	$0.52	$0.77	$0.47

MANAGEMENT’S REPORT TO SHAREHOLDERS ON ITS RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management of Michael Baker Corporation is responsible for preparing the accompanying consolidated financial statements and for ensuring their integrity and objectivity. These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and fairly represent the transactions and financial position of the Company. The consolidated financial statements include amounts that are based on management’s best estimates and judgments.

The Company’s 2012, 2011 and 2010 consolidated financial statements have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as selected by the Audit Committee. Management has made available to Deloitte & Touche LLP all the Company’s financial records and related data, as well as the minutes of shareholders’ and directors’ meetings.

The Audit Committee is composed of directors who are not officers or employees of the Company. It meets regularly with members of management, the internal auditors and the independent registered public accounting firm to discuss the adequacy of the Company’s internal control over financial reporting, its consolidated financial statements, and the nature, extent and results of the audit effort. Both the Company’s internal auditors and its independent registered public accounting firm have free and direct access to the Audit Committee without the presence of management.

/s/ Michael J. Zugay
Michael J. Zugay Office of the Chief Executive Executive Vice President, Chief Financial Officer and Chief Administrative Officer

/s/ H. James McKnight
H. James McKnight Office of the Chief Executive Executive Vice President, Chief Legal Officer and Corporate Secretary

/s/ James M. Kempton
James M. Kempton Vice President and Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Michael Baker Corporation:

We have audited the accompanying consolidated balance sheets of Michael Baker Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ investment, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Michael Baker Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

March 5, 2013